# 2025 ANNUAL REPORT
## TO SHAREHOLDERS



Bank of Montreal brands the organization's member companies as BMO Financial Group. Note 26 of the consolidated financial statements lists the intercorporate relationships among Bank of Montreal and its significant subsidiaries.

# WHO WE ARE

## Canadian Personal and Commercial Banking

serves clients across Canada with a comprehensive range of financial products, services and advice through integrated branch, contact centre and digital channels.



BMO Financial Group is the seventh largest bank in North America by assets, with total assets of $1.5 trillion. Serving clients for more than 200 years, BMO is a highly diversified financial institution, providing a broad range of personal and commercial banking, wealth management, global markets and investment banking products and services to approximately thirteen million clients in Canada, the United States and select markets globally. We operate through four integrated operating segments: Canadian Personal and Commercial Banking, U.S. Banking, Wealth Management and Capital Markets.

## U.S. Banking

serves clients across the United States with a comprehensive range of financial products, services and advice through an extensive network of branches, contact centres and digital banking platforms, with nationwide access to BMO and Allpoint® automated teller machines.

## Wealth Management

serves a full range of clients across Canada, from individuals and families to business owners and institutions, offering a wide spectrum of wealth, asset management and insurance products and services aimed at helping clients make real financial progress through planning, growing, protecting and transitioning their wealth. Our asset management business is focused on delivering innovative financial solutions and strategies for our clients.

## Capital Markets

offers a comprehensive range of products and services to corporate, institutional and government clients globally. Our extensive network of approximately 2,700 professionals in 38 locations around the world supports the growth aspirations of our clients across the enterprise.

# OUR STRATEGY

At BMO, we continue to build a digital-first, future-ready bank, with engaged employees and a high-performing, winning culture.

We are focused on helping our clients make real financial progress, and on financing their growth and innovation, while also investing in our workforce.

Anchored by our Purpose, we are differentiated by our strategic priorities for growth, strengthened by our approach to sustainability and guided by our values as we build a foundation of trust with our colleagues, clients and communities.

## Our Strategic Priorities

Our priorities support our enterprise-wide strategy and are the differentiators that allow us to achieve our financial objectives and deliver competitive performance through consistent execution.

**World-class client experience,** grounded in One Client advice and guidance

**High-performing, winning culture** driven by alignment, accountability and recognition

**Digital-first, AI-powered** business for value and future readiness

**Superior risk management**

## Our Purpose

**Boldly Grow the Good *in business and life***. BMO has a deep sense of purpose. We leverage our position as a leading financial services provider to drive progress for our clients and communities.

### Thriving economy

Provide access to capital and valuable financial advice – investing in businesses, supporting home ownership and strengthening the communities we serve, while driving innovation that makes banking easier.

### Sustainable future

Be our clients' lead partner in their transition to a net zero world, offering products and services to help them achieve their sustainability and risk management objectives.

### Stronger communities

Act as a catalyst for progress through capital investment, sponsorships and donations, as well as financial literacy and educational programming. Our culture inspires our colleagues to get involved, give back and volunteer their time to make an impact.

BMO's Purpose:
**Boldly Grow the Good** *in business and life.*



# Chair's Message

**George A. Cope**
Chair of the Board

BMO had a strong year in 2025, making progress on our strategic priorities and financial performance. This positive performance was achieved in a very dynamic environment – one that continues to change rapidly in the face of evolving global trade relationships, ongoing regulatory reforms and the accelerating pace of AI adoption. BMO is well positioned to navigate the future with a clear strategy supported by a strong capital base.

During the past year, BMO generated strong earnings growth, while returning capital to you, the shareholder, through strategic share buybacks and dividend increases. Continuing to build ROE – to 15% over the medium term – will be our #1 imperative in the years ahead, as Darryl White sets out in his message to you.

We have great confidence in Darryl and the management team, and we continue to champion the high-performance culture that permeates the organization, as evidenced by the very high level of employee engagement. We thank all members of Team BMO for continuing to fulfill our Purpose to **Boldly Grow the Good** *in business and life*.

I am pleased to announce a new addition to your Board of Directors. We have appointed **Tammy L. Brown** to serve on the board and will be asking you to confirm her appointment at our Annual Meeting of Shareholders. Tammy brings more than 30 years of experience in public accounting to her role, including executive leadership and governance roles within industrial markets, board leadership, and human resources experience. A Fellow of Chartered Professional Accountants of Ontario since 2021, Tammy is a retired Partner at KPMG LLP and served as Deputy Chair of the Board of Directors of KPMG Canada. We look forward to the contribution Tammy will make to our deliberations.

Finally, I want to acknowledge the trust that you, our fellow shareholders, place in us as your representatives and, on behalf of all my colleagues, I thank you for giving us the privilege to serve. With your support, we will continue to strive in the year ahead to help BMO make progress for our clients, colleagues and the communities we serve.

**George A. Cope**



# Chief Executive Officer's Message

**Darryl White**
Chief Executive Officer

2025 was a globally transformational year – economically, politically and technologically. Through it all, BMO has served as a pillar of strength and resilience for our clients and the communities we serve. The combination of our established Canadian franchises, growing U.S. businesses and extensive network of bankers, wealth advisors and capital markets professionals in select markets around the world leveraged the momentum we've built in recent years to deliver another strong year.

As the 7th largest bank in North America with total assets of $1.5 trillion, our robust platform represents a strategic advantage for both BMO and our clients, especially as the state of North American trade and investment evolves. This advantage has powered our track record of supporting economic growth – and the businesses and strong communities that drive it – throughout the countries we've operated in for more than 208 years.

Within this dynamic operating environment, we've focused on delivering our strategic priorities to accelerate our performance. We've leveraged investments made in our teams and capabilities and tapped into the Winning Culture that we've cultivated to drive growth and deliver shareholder value. This year's Annual Report highlights how far we've come as a leading North American bank and how our performance helps drive progress for our clients and shareholders.

## Challenge and opportunity in a new economic reality

Global trade is reorganizing. Amid higher tariffs and policy changes initiated by various governments, long-held economic alliances are undergoing change. For consumers and businesses, this has brought economic challenge for much of 2025, even as inflation moderated and financial markets have generally been constructive.

Dialogue on trade relations between the U.S. and Canada is ongoing. And it's clear the shift away from greater trade liberalization – which has defined decades of growth in North America and around the world – is here to stay.

While this shift has introduced new complexities, it is also bringing opportunities. In Canada, this external pressure has refocused policymakers to address economic competitiveness. A political consensus has emerged for pro-growth policies and for major project investments that aim to address longstanding issues of internal trade, productivity, national security and natural resource development. In the U.S., a focus on building the domestic manufacturing sector, securing supply chains and energy, and creating jobs, is the order of the day. In both cases, our focus is providing the valuable guidance and support clients need to thrive.

A critical issue for the U.S.-Canada relationship will be the review of the USMCA. While it's difficult to predict how the 2026 review of the agreement will unfold, the fact is that this trade agreement and its predecessors have helped North America grow to become the most prosperous region in the world. Preparing for the next form of North American economic cooperation will be essential for individuals, families and businesses in the months and year ahead – and BMO is ready.

## BMO's strength as a leading North American bank

For 208 years, BMO has helped clients and communities make real financial progress everywhere we do business. Our growth as a leading North American bank continues to deliver the performance and value that uphold this history – and is reflected in our 2025 full-year results.

Across all operating segments, we drove significant pre-provision pre-tax earnings growth with strong revenue supported by disciplined expense management. This resulted in Team BMO meeting our commitment to positive operating leverage for the sixth time in the last seven years. Superior management of risk is a key differentiator for BMO, and throughout 2025, our teams worked diligently to stabilize our credit performance and lower PCL.

As we deliver for our clients, we're driving the performance to achieve our potential. Our #1 imperative is rebuilding our return on equity (ROE) towards our medium-term goal of 15%. This year, we delivered strong progress, reaching 11.3% for the full year, a year-over-year improvement of 150 basis points. With strong operating performance, risk management and a focus on optimizing capital allocation, we're executing against our plan and making the same kinds of disciplined and agile decisions that have served the bank and our clients for more than 200 years.

Our focus on consistent, profitable growth is reinforced by our strong and stable balance sheet, which boasts solid capital and liquidity ratios. And I'm deeply proud that for the 197th consecutive year, BMO maintained the longest dividend payout record of any company in Canada.

## Five years of growth and progress

2025 was propelled by the momentum we've built over the past five years. In that time, we evolved our North American platform, reinforcing our leadership position in the Canadian market and growing our U.S. businesses to become a top 10 diversified U.S. bank.

We grew the bank, both organically and through strategic acquisitions, like Burgundy Asset Management in Canada, and we've been strong stewards of our shareholders' equity; strategically investing to bolster our presence and capabilities in areas we have a competitive advantage and can best serve our clients.

Throughout the past five years we've also invested to strengthen the communities we serve. In the U.S., our $40-billion community benefits plan promotes economic

Driven by our Purpose, to **Boldly Grow the Good** *in business and life*, our teams are committed to making progress for a thriving economy, a sustainable future and stronger communities.

growth and provides greater access to capital for all by advancing home ownership, growing small businesses and strengthening communities. Across BMO's footprint, we have donated $350 million to thousands of non-profits working to address critical issues. This includes investing in the future of California, where we're supporting non-profits across the state with multi-year grants, and wildfire recovery efforts in Los Angeles. We also continue to serve as the Official Bank of the Canadian Defence Community, supporting the unique needs of veterans and military families. And we've anchored our presence with world-class workspaces, including BMO Tower in Chicago and BMO Place in Toronto.

Along the way, we earned global recognition for our innovation, client service and ethical practices. This includes being named one of the World's Most Innovative Companies by *Fast Company*, recognized as the Best Private Bank and Best Commercial Bank in Canada and the Best Commercial Bank in the U.S. for multiple consecutive years by *World Finance* magazine, and named one of Canada's Best 50 Corporate Citizens by Corporate Knights for 24 years straight.

## A clear, focused strategy

Team BMO is focused on helping our clients make real financial progress. This means delivering even greater value for the individuals, families and businesses we serve through world-class experiences and industry-leading digital capabilities, all powered by our high-performing Winning Culture.

Our world-class client experiences are grounded in One Client advice and guidance to deliver seamless, personalized interactions that help clients access the breadth of the whole bank. Supporting these exceptional experiences is our high-performing Winning Culture, with our teams aligning across the bank to take accountability for outcomes that help clients benefit from the best of BMO. Driven by an innovative and entrepreneurial mindset, our teams leverage our Digital-First, AI-powered capabilities responsibly to enhance decision-making, streamline operations and unlock value for our clients. And we do it all with superior risk management to safeguard the bank and our clients.

As we drive a differentiated experience for clients, we continue our focus on strengthening our ROE, optimizing capital allocation and delivering sustained positive operating leverage. Taken together, this supports our commitment to delivering top-tier Total Shareholder Return. Throughout 2025, Team BMO delivered consistently high performance, achieved significant Total Shareholder Return growth, and delivered value to our shareholders.

## Driving value with Digital-First, AI-powered capabilities

The Digital-First evolution of our business continues with pace, focused on delivering world-class client experiences and driving tangible value across our business. Our innovation spans the client and employee digital experience, scaled deployment of data to drive insight and personalization, process simplification through digitization, and the responsible deployment of artificial intelligence.

Our commitment to leveraging AI-powered digital solutions to help our clients make real financial progress is globally recognized. This year, we received 11 recognitions from the 2025 Digital Bank Awards and the Qorus-Infosys Finacle Banking Innovation Awards for our leadership in AI, digital innovation and a continued commitment to client-focused solutions. Our industry-leading AI development programs are also globally recognized, with BMO recently ranked in the top 20 for AI maturity among the world's top 50 banks and jointly securing the #1 position in AI talent development, according to Evident AI.

AI is an important tool for our teams, and we are committed to leveraging this technology responsibly and consistently with our values and in compliance with regulations. Maintaining high standards of privacy, security and confidentiality of client data is, and always will be, critical to the trust that underpins our business.

## A Winning Culture of ethics and leadership

BMO's Winning Culture is deeply engaged and high performing – and a key differentiator for our strategy. As our strategy evolves, we continue strengthening our Winning Culture by developing and recruiting talent that help the bank and our clients succeed, with a commitment

to doing what's right – for our clients and the communities we serve. How we achieve our goals is just as important as attaining them. This means operating with transparency, good governance and integrity, and encouraging our employees to speak up if something doesn't align with BMO's Code of Conduct.

Because of this leading ethical culture, BMO has been named one of the World's Most Ethical Companies by Ethisphere for eight years in a row, and we were recently named to the 2026 Forbes list of the Most Trusted Companies in America. These recognitions reflect our commitment to delivering for our clients, empowering our colleagues and strengthening communities.

That commitment to strong communities stretches back almost two centuries, when we made one of the first corporate donations on record in Canada in 1835. Today, that tradition continues through our annual Employee Giving Campaign. With industry-leading levels of participation, this campaign is a point of pride for all of us at BMO, with our employees raising nearly $250 million for community organizations across North America in the past decade alone.

Thank you to everyone at BMO for delivering world-class experiences for clients, supporting strong communities and making our Winning Culture best in class.

## Looking ahead

The strides we've made over the past year will serve us well as we look ahead to 2026 and beyond. Driven by our Purpose, to **Boldly Grow the Good *in business and life***, our teams are committed to making progress for a thriving economy, a sustainable future and stronger communities. Our performance in 2025 reinforces my confidence that this team can deliver on that Purpose.

As bankers, we stand at the intersection of capital and our clients' ambitions. With our strong Canadian businesses, growing U.S. franchise, and investments in our people and capabilities, we're ready to serve. I'm proud of how Team BMO works every day to help our clients make real financial progress.

Thank you for your trust and for your investment in BMO.

**Darryl White**

# FINANCIAL PERFORMANCE

| Medium-term objectives[1] | 2025 financial performance | | 3-year[4] financial performance | |
|---|---|---|---|---|
| | Reported | Adjusted[2] | Reported | Adjusted[2] |
| **Earnings per share** growth of **7%** to **10%** | 20.2% | 25.6% | (17.0)% | (2.8)% |
| **Return on equity** of **15%** or more | 10.6% | 11.3% | 8.8% | 11.2% |
| **Return on tangible common equity** of **18%** or more | 14.3% | 14.7% | 12.1% | 14.7% |
| Operating leverage[3] of **2%** or more | 2.4% | 4.3% | (7.4)% | (0.3)% |
| Capital ratios that exceed regulatory requirements | 13.3% CET1 Ratio[5] | | na | |



**Earnings Per Share Growth** (%)
- ● Reported
- ● Adjusted[2]

65.1 | 20.2 | 25.6 | (18.0)
2024 | 2025

**Return on Equity** (%)
- ● Reported
- ● Adjusted[2]

9.7 | 9.8 | 10.6 | 11.3
2024 | 2025

**Net Income** (C$ billions)
- ● Reported
- ● Adjusted[2]

7.3 | 7.4 | 8.7 | 9.2
2024 | 2025

**Total Shareholder Return[6]** (%)
- ● BMO
- ● S&P/TSX Composite Index

43.3 | 28.7 | 16.9 | 19.5 | 22.2 | 17.6
1-year | 3-year | 5-year

[1] We have established medium-term financial objectives for certain important performance measures. Medium-term is generally defined as three to five years, and performance is assessed on an adjusted basis.

[2] Adjusted results and measures are non-GAAP amounts and measures and are discussed in the Non-GAAP and Other Financial Measures section of Management's Discussion and Analysis (MD&A). Regarding the composition of non-GAAP and other financial measures, including supplementary financial measures, refer to the Glossary of Financial Terms in the MD&A.

[3] Prior to November 1, 2022, we presented adjusted revenue on a basis net of insurance claims, commissions and changes in policy benefit liabilities (CCPB) and operating leverage was calculated based on revenue, net of CCPB. Beginning fiscal 2023, we no longer report CCPB, given the adoption and retrospective application of IFRS 17, *Insurance Contracts* (IFRS 17). Revenue, net of CCPB, was $34,393 million in fiscal 2022 and $25,787 million in fiscal 2021. Measures and ratios presented on a basis net of CCPB are non-GAAP amounts.

[4] The 3-year EPS growth rate and operating leverage, net of CCPB, reflect compound annual growth rates (CAGR).

[5] The CET1 Ratio is disclosed in accordance with OSFI's Capital Adequacy Requirements (CAR) Guideline.

[6] As at October 31, 2025.

[7] Percentages determined excluding results in Corporate Services.

Certain comparative figures have been reclassified for changes in accounting policy.



## Net Income by Geography



Reported          Adjusted[2]

- ● Canada/Other  61%    59%
- ● U.S.          39%    41%

## Reported Net Income by Operating Segment[7]



- ● Canadian P&C        35%
- ● U.S. Banking        30%
- ● Wealth Management   14%
- ● Capital Markets     21%

# 1817
serving customers for 208 years and counting

# 7th largest
bank in North America by assets

# $1.5 trillion
in total assets

Approximately
# 13 million
customers globally

## A 197-year dividend record

BMO Financial Group has the longest-running dividend payout record of any company in Canada, at 197 years. BMO common shares had an annual dividend yield of 3.7% at October 31, 2025.

## Compound annual growth rate

# 5.7%
BMO 15-year

# 8.7%
BMO 5-year


BMO
BMO
BMO Tower Chicago

# WORLD-CLASS CLIENT EXPERIENCE

## Real financial progress

BMO is committed to helping clients make real financial progress. We offer an enhanced One Client experience with specialized products and accessible services for individuals, families, entrepreneurs, small businesses, large corporations and governments – all with the aim of helping economies thrive.

We provide access to capital and valuable financial expertise. From investing in businesses to supporting home ownership, from supporting sustainable outcomes to strengthening the communities we serve – we're driving innovation that makes banking easier.

Our One Client approach brings the power of our whole bank to each and every client – because when they succeed, we all succeed.

BMO purchased over

# $8.4 billion

## of goods and services

from suppliers and vendors in
Canada and the United States.





## North American thought leadership

We bring BMO experts together with clients and leaders at annual
conferences across a variety of sectors. For example, this year, we held
the **Third Annual US-Canada Summit** to discuss the biggest issues
facing these two nations. These events establish BMO's leadership,
offering valuable industry insights, opportunities and connections.
We're doing our part to contribute to greater understanding, awareness –
and a larger ambition for North America's place in the world.



*World Finance* magazine recognized BMO
with three awards in 2025:

11th consecutive year
### Best Commercial Bank in Canada

3rd consecutive year
### Best Commercial Bank in the U.S.

15th consecutive year
### Best Private Bank in Canada



Euromoney Global Private Banking Awards
recognized BMO with two awards in 2025:

### Canada's Best Private Bank for Philanthropic Advisory Services

### Canada's Best Private Bank for Ultra-High-Net-Worth clients

# DIGITAL-FIRST, AI-POWERED

## Progress in innovation

Our Digital-First strategy is unlocking the power of digital, AI and other emerging technologies to deliver world-class client experiences and drive value.

Through industry-leading training programs and AI tools, we are empowering our people to leverage digital tools to help clients make real financial progress. And as we innovate, we are committed to using AI responsibly, deploying this technology in ways consistent with our values and in compliance with regulations.

## Creating Value

Robust digital infrastructure

AI-powered code development

An integrated client experience

Faster advice and real-time insights

Hyper-personalized solutions

Cutting-edge digital banking platforms and predictive modelling

World-leading talent development

## Empowering our people

- **AI for All:** Our AI training program provides every employee, regardless of technical background, with a foundational understanding of AI, including ethical use, governance and practical applications.
- **Talent development:** We earned the joint #1 global ranking in talent development in the 2025 Evident AI Index, a prestigious benchmark that evaluates AI maturity across the world's top 50 banks.
- **Widespread adoption:** BMO surpassed industry benchmarks for active users with over 80% of employees using AI tools, including over 3.7 million prompts used.
- **Investing in what's next:** As the first Canadian bank to join the IBM Quantum Network, we're exploring how quantum technologies can revolutionize financial services.

## Empowering our clients

We're building tools to enhance the digital client experience – like **BMO Insights**, which gives mobile banking clients a quick, personalized picture of their spending. Or **Lumi**, an award-winning digital assistant that helps us offer faster, better customer service. And **Rovr**, BMO's industry-first AI digital assistant that answers advisors' underwriting queries, freeing up time for client engagement and tailored conversations.



# WINNING CULTURE

## Progress for our people

Team BMO is responsible for providing a One Client experience that fuels the bank's – and our clients' – success. We're relentlessly focused on training, talent recruitment and recognition as part of our high-performing culture.

Our world-class learning and development programs keep Team BMO ahead of the curve – from AI upskilling to the BMO Climate Institute Fellowship Program, which enables staff to advance initiatives led by the BMO Climate Institute.

BMO's proud support for Team BMO's volunteer activities and donations is reflected in our industry-leading Employee Giving Campaign – a testament to the culture of giving we've created.

We partner with community organizations to promote economic opportunity across our footprint and strengthen the communities where we live and work – because we know that when communities thrive, economies thrive too.



Named one of the

### World's Most Ethical Companies for the 8th consecutive year

by Ethisphere, a global leader in defining and advancing the standards of ethical business practices. This year, BMO was again the only bank in Canada – and one of only four worldwide – to be honoured.



Our industry-leading annual

### Employee Giving Campaign raised $31 million

for charities across Canada and the U.S., with 90% of employees participating*. Over the past five years, BMO employees have personally donated more than $130 million to charities across North America through the campaign.



### A global leader in learning and development

The Association for Talent Development recognized BMO with the prestigious ATD BEST Award, which celebrates organizations that drive enterprise-wide success through employee learning and development. BMO was the only Canadian bank to win in 2025.

---

* 2024 data. 2025 data will be available in early 2026.

# Board of Directors

**George A. Cope, C.M.**
Corporate Director
Board Chair
**Committees:**
Governance and Nominating,
Human Resources
**Director since:** 2006

**Janice M. Babiak**
Corporate Director
**Committees:**
Audit and Conduct Review (Chair),
Governance and Nominating
**Director since:** 2012

**Craig W. Broderick**
Corporate Director
**Committees:**
Audit and Conduct Review,
Governance and Nominating,
Risk Review (Chair)
**Director since:** 2018

**Tammy L. Brown**\*
Corporate Director
**Committees:**
Risk Review
**Director since:** 2025

**Hazel Claxton**
Corporate Director
**Committees:**
Audit and Conduct Review
**Director since:** 2023

**Diane L. Cooper**
Corporate Director
**Committees:**
Audit and Conduct Review,
Risk Review
**Director since:** 2024

**Stephen Dent**
Managing Director
and Co-Founder,
Birch Hill Equity Partners
**Committees:**
Governance and Nominating,
Human Resources (Chair),
Risk Review
**Director since:** 2021

**Martin S. Eichenbaum**
Charles Moskos
Professor of Economics,
Northwestern University
**Committees:**
Audit and Conduct Review,
Risk Review
**Director since:** 2015

**David Harquail**
Chair of the Board,
Franco-Nevada Corporation
**Committees:**
Human Resources,
Risk Review
**Director since:** 2018

**Eric R. La Flèche**
President and
Chief Executive Officer,
Metro Inc.
**Committees:**
Human Resources
**Director since:** 2012

**Brian McManus**
Executive Chair, Polycor Inc.
**Committees:**
Risk Review
**Director since:** 2024

**Lorraine Mitchelmore**
Corporate Director
**Committees:**
Governance and Nominating (Chair),
Human Resources, Risk Review
**Director since:** 2015

**Madhu Ranganathan**
Corporate Director
**Committees:**
Audit and Conduct Review
**Director since:** 2021

**Darryl White**
Chief Executive Officer,
BMO Financial Group
**Director since:** 2017

---

# Executive Committee

**Darryl White**
Chief Executive Officer

**Piyush Agrawal**
Chief Risk Officer

**Darrel Hackett**
U.S. Chief Executive Officer

**Sharon Haward-Laird**
Group Head, Canadian
Commercial Banking & North
American Integrated Solutions,
and Co-Head, Canadian Personal
& Commercial Banking

**Deland Kamanga**
Group Head,
BMO Wealth Management

**Aron Levine**
Group Head & President,
BMO U.S. Banking

**Mona Malone**
Chief Administrative Officer,
Chief Human Resources Officer
and Head of People,
Culture & Brand

**Mathew Mehrotra**
Group Head, Canadian Personal
& Business Banking, and
Co-Head Canadian Personal
& Commercial Banking

**Paul Noble**
General Counsel

**Alan Tannenbaum**
Chief Executive Officer & Group Head,
BMO Capital Markets

**Steve Tennyson**
Chief Technology
and Operations Officer

**Tayfun Tuzun**
Chief Financial Officer

\* Effective December 4, 2025.

# Enhanced Disclosure Task Force

The Enhanced Disclosure Task Force (EDTF) was established by the Financial Stability Board to provide guidance and recommendations for best practice risk disclosures for banks. We have adopted these recommendations at BMO in order to prepare and deliver high-quality, transparent risk disclosures. The index below details these recommendations and references the presentation of the disclosures in our 2025 Annual Report, Supplementary Financial Information (SFI) and Supplementary Regulatory Capital Information (SRCI). Information on BMO's website, including information within the SFI or SRCI, is not, and should not be considered to be incorporated by reference into this 2025 Annual Report.

| Topic | EDTF Disclosure | Page number | | |
|---|---|---|---|---|
| | | Annual Report | SFI | SRCI |
| **General** | 1. Risk-related information in each report, including an index for easy navigation | 67-107 | Index | Index |
| | 2. Risk terminology, measures and key parameters | 70-107, 122-124 | | |
| | 3. Top and emerging risks | 67-69 | | |
| | 4. Plans to meet new key regulatory ratios once applicable rules are finalized | 61 | | |
| **Risk Governance, Risk Management and Business Model** | 5. Risk management and governance framework, processes and key functions | 70-74 | | |
| | 6. Risk culture, risk appetite and procedures to support the culture | 72-75 | | |
| | 7. Risks that arise from business models and activities | 63,72-74 | | |
| | 8. Stress testing within the risk governance and capital frameworks | 75 | | |
| **Capital Adequacy and Risk-Weighted Assets (RWA)** | 9. Pillar 1 capital requirements | 59-61,185 | | 5-6,15 |
| | 10. Composition of capital components and reconciliation of the accounting balance sheet to the regulatory balance sheet. A main features template can be found at: Regulatory Disclosure | 62 | | 5-7 |
| | 11. Flow statement of movements in regulatory capital, including changes in Common Equity Tier 1 Capital, Additional Tier 1 Capital and Tier 2 Capital | | | 8 |
| | 12. Capital management and strategic planning | 58-63 | | |
| | 13. Risk-weighted assets (RWA) by operating segment | 63 | | 16 |
| | 14. Analysis of capital requirements for each method used in calculating RWA | 59-63,76-80 | | 16,22-49, 55-67,70-71, 78-82,85, 86-91 |
| | 15. Tabulate credit risk in the banking book for Basel asset classes and major portfolios | | | 22-49, 51-67, 89-91 |
| | 16. Flow statement that reconciles movements in RWA by credit risk and market risk | | | 50,71,83 |
| | 17. Basel validation and back-testing process, including estimated and actual loss parameter information | 101-102 | | 92-94 |
| **Liquidity** | 18. Management of liquidity needs and liquidity reserve held to meet those needs | 89-95 | | |
| **Funding** | 19. Encumbered and unencumbered assets disclosed by balance sheet category | 91 | 48 | |
| | 20. Consolidated total assets, liabilities and off-balance sheet commitments by remaining contractual maturity | 96-97 | | |
| | 21. Analysis of funding sources and funding strategy | 92-93 | | |
| **Market Risk** | 22. Linkage of trading and non-trading market risk to the consolidated balance sheet | 88 | | |
| | 23. Significant trading and non-trading market risk factors | 84-88 | | |
| | 24. Market risk model assumptions, validation procedures and back-testing | 84-88,101-102 | | |
| | 25. Primary techniques for risk measurement and risk assessment, including risk of loss | 84-88 | | |
| **Credit Risk** | 26. Analysis of credit risk profile, exposures and concentration | 62-63,76-83, 145-152,163-164 | 24-45 | 16-81 |
| | 27. Policies to identify impaired loans and renegotiated loans | 146,151 | | |
| | 28. Reconciliation of opening and closing balances of impaired loans and allowance for credit losses | 82,148 | | |
| | 29. Counterparty credit risk arising from derivative transactions | 76-78,83,163-164 | | 55-73 |
| | 30. Credit risk mitigation | 76-78,147,154, 196-197 | | 21,51-52,68 |
| **Other Risks** | 31. Discussion of other risks | 70-73,98-107 | | |
| | 32. Publicly known risk events involving material or potentially material loss events | 98-107,197-198 | | |

# Management's Discussion and Analysis

BMO's Chief Executive Officer and Chief Financial Officer have signed a statement outlining management's responsibility for financial information in the audited annual consolidated financial statements and Management's Discussion and Analysis (MD&A). The statement also explains the roles of the Audit and Conduct Review Committee and Board of Directors in respect of that financial information.

The MD&A comments on our operations and financial condition for the years ended October 31, 2025 and 2024. The MD&A should be read in conjunction with the audited annual consolidated financial statements for the year ended October 31, 2025. The MD&A commentary is as at December 3, 2025. Unless otherwise indicated, all amounts are stated in Canadian dollars and have been derived from audited annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). We also comply with interpretations of IFRS by our regulator, the Office of the Superintendent of Financial Institutions (OSFI). References to generally accepted accounting principles (GAAP) mean IFRS.

**Regulatory Filings**

BMO's continuous disclosure materials, including our interim consolidated financial statements and interim MD&A, audited annual consolidated financial statements and annual MD&A, Annual Information Form and Notice of Annual Meeting of Shareholders and Management Proxy Circular, are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators' website at www.sedarplus.ca and on the EDGAR section of the U.S. Securities and Exchange Commission's (SEC) website at www.sec.gov. BMO's Chief Executive Officer and Chief Financial Officer certify the appropriateness and fairness of BMO's annual and interim consolidated financial statements, annual MD&A and Annual Information Form, the effectiveness of BMO's disclosure controls and procedures and the effectiveness of, and any material weaknesses relating to, BMO's internal control over financial reporting. Information contained in, or otherwise accessible through, our website (www.bmo.com) or any third-party websites mentioned herein, does not form part of this document.

**Caution**

The About BMO, Financial Objectives and Value Measures, Economic Developments and Outlook, Provision for Income Taxes and Other Taxes, 2026 Areas of Focus, Business Environment and Outlook, Enterprise-Wide Capital Management, Off-Balance Sheet Arrangements, Enterprise-Wide Risk Management, Future Changes in Accounting Policies and Other Regulatory Developments sections contain certain forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Refer to the Caution Regarding Forward-Looking Statements section for a discussion of such risks and uncertainties and the material factors and assumptions related to the statements set forth in such sections.

## Factors That May Affect Future Results

As noted in the following Caution Regarding Forward-Looking Statements section, all forward-looking statements and information, by their nature, are subject to inherent risks and uncertainties, both general and specific, which may cause actual results to differ materially from the expectations expressed in any forward-looking statement. The Enterprise-Wide Risk Management section describes a number of risks, including credit and counterparty, market, insurance, liquidity and funding, operational non-financial, legal and regulatory compliance, strategic, environmental and social, and reputation risk. Should our risk management framework prove ineffective, there could be a material impact on our financial position and results.

### Caution Regarding Forward-Looking Statements

Bank of Montreal's public communications often include written or oral forward-looking statements. Statements of this type are included in this document and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the "safe harbor" provisions of, and are intended to be forward-looking statements under, the United States *Private Securities Litigation Reform Act of 1995* and any applicable Canadian securities legislation. Forward-looking statements in this document may include, but are not limited to: statements with respect to our objectives and priorities for fiscal 2026 and beyond; our strategies or future actions; our targets and commitments (including with respect to net zero emissions); expectations for our financial condition, capital position, the regulatory environment in which we operate, the results of, or outlook for, our operations or the Canadian, U.S. and international economies; and include statements made by our management. Forward-looking statements are typically identified by words such as "will", "would", "should", "believe", "expect", "anticipate", "project", "intend", "estimate", "plan", "goal", "commit", "target", "may", "might", "schedule", "forecast", "outlook", "timeline", "suggest", "seek" and "could" or negative or grammatical variations thereof.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including, but not limited to: general economic and market conditions in the countries in which we operate, including labour challenges and changes in foreign exchange and interest rates; political conditions, including changes relating to, or affecting, economic or trade matters, including tariffs, countermeasures and tariff mitigation policies; changes to our credit ratings; cyber and information security, including the threat of data breaches, hacking, identity theft and corporate espionage, as well as the possibility of denial of service resulting from efforts targeted at causing system failure and service disruption; technology resilience, innovation and competition; failure of third parties to comply with their obligations to us; disruptions of global supply chains; environmental and social risk, including climate change; the Canadian housing market and consumer leverage; inflationary pressures; changes in laws, including tax legislation and interpretation, or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, including if the bank were designated a global systemically important bank, and the effect of such changes on funding costs and capital requirements; changes in monetary, fiscal or economic policy; weak, volatile or illiquid capital or credit markets; the level of competition in the geographic and business areas in which we operate; exposure to, and the resolution of, significant litigation or regulatory matters, our ability to successfully appeal adverse outcomes of such matters and the timing, determination and recovery of amounts related to such matters; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to successfully execute our strategic plans, complete acquisitions or dispositions and integrate acquisitions, including obtaining regulatory approvals, and realize any anticipated benefits from such plans and transactions; critical accounting estimates and judgments, and the effects of changes in accounting standards, rules and interpretations on these estimates; operational and infrastructure risks, including with respect to reliance on third parties; global capital markets activities; the emergence or continuation of widespread health emergencies or pandemics, and their impact on local, national or international economies, as well as their heightening of certain risks that may affect our future results; the possible effects on our business of war or terrorist activities; natural disasters, such as earthquakes or flooding, and disruptions to public infrastructure, such as transportation, communications, power or water supply; and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For further information, please refer to the discussion in the Risks That May Affect Future Results section, and the sections related to credit and counterparty, market, liquidity and funding, operational non-financial, legal and regulatory compliance, strategic, environmental and social, and reputation risk in the Enterprise-Wide Risk Management section, as updated by quarterly reports, all of which outline certain key factors and risks that may affect our future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting shareholders and analysts in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Material economic assumptions underlying the forward-looking statements contained in this document include those set out in the Economic Developments and Outlook section and the Allowance for Credit Losses section, as updated by quarterly reports. Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, we primarily consider historical economic data, past relationships between economic and financial variables, changes in government policies, and the risks to the domestic and global economy.

# About BMO

BMO Financial Group (BMO, Bank of Montreal, the bank, we, our, us) is the seventh largest bank in North America by assets, with total assets of $1.5 trillion. Serving clients for more than 200 years, BMO is a highly diversified financial institution, providing a broad range of personal and commercial banking, wealth management, global markets and investment banking products and services to approximately thirteen million clients in Canada, the United States and select markets globally. We operate through four integrated operating segments: Canadian Personal and Commercial Banking, U.S. Banking, Wealth Management and Capital Markets. For further information on our operating segments, refer to the 2025 Operating Segments Performance Review section.

At BMO, we continue to build a digital-first, future-ready bank, with engaged employees and a high-performing, winning culture. We are focused on helping our clients make real financial progress, and on financing their growth and innovation, while also investing in our workforce. Anchored by our Purpose, we are differentiated by our strategic priorities for growth, strengthened by our approach to sustainability and guided by our values as we build a foundation of trust with our colleagues, clients and communities.

## Our Purpose: Boldly Grow the Good *in business and life*

BMO has a deep sense of purpose. We leverage our position as a leading financial services provider in order to drive progress for our clients and communities.

- **Thriving economy** – Provide access to capital and valuable financial advice – investing in businesses, supporting home ownership and strengthening the communities we serve, while driving innovation that makes banking easier.

- **Sustainable future** – Be our clients' lead partner in their transition to a net zero world, offering products and services to help them achieve their sustainability and risk management objectives.

- **Stronger communities** – Act as a catalyst for progress through capital investment, sponsorships and donations, as well as financial literacy and educational programming. Our culture inspires our colleagues to get involved, give back and volunteer their time to make an impact.

## Our Strategic Priorities

Our priorities support our enterprise-wide strategy and are the differentiators that allow us to achieve our financial objectives and deliver competitive performance through consistent execution.

- **World-class client experience**, grounded in One Client advice and guidance

- **High-performing, winning culture** driven by alignment, accountability and recognition

- **Digital-first, AI-powered** business for value and future readiness

- **Superior risk management**

The operating segment strategies are outlined in the 2025 Operating Segments Performance Review.

## Our Approach to Sustainability

Sustainability is embedded in our Purpose. We take steps to manage our business in a manner that is consistent with our long-term risk management and financial goals, while considering our impact on communities, society and other stakeholders. We integrate sustainability practices across our value chain in key areas, including sustainable finance, financial inclusion, climate change, human rights and our workforce.

## Our Values

Four core values shape our culture and underpin our choices and actions:

- **Integrity**

- **Inclusion**

- **Responsibility**

- **Empathy**

**Caution**
This About BMO section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

# Corporate Events

## Burgundy Asset Management Ltd.

On November 1, 2025, we completed the acquisition of Burgundy Asset Management Ltd. (Burgundy), a leading independent wealth manager in Canada, providing discretionary investment management for private clients, foundations, endowments, pensions and family offices. The acquisition expands Wealth Management and strengthens our offering in the Canadian Investment Counsel space catering to high net worth and ultra-high net worth clients. Acquisition and integration costs were recorded in our Wealth Management segment in non-interest expense as an adjusting item.

For further information, refer to Note 9 of the audited annual consolidated financial statements.

## U.S. Branch Optimization

On October 16, 2025, we announced that we had entered into a definitive agreement to sell 138 BMO branches in select markets to First-Citizens Bank & Trust Company (First Citizens Bank) to support the optimization of our U.S. branch network and the redeployment of capital and resources. Under the terms of this agreement, First Citizens Bank will assume approximately US$5.7 billion (CAD$8 billion) in deposits and purchase approximately US$1.1 billion (CAD$1.5 billion) in loans for a net deposit premium of approximately 5% paid on closing. The transaction is subject to regulatory approvals and customary closing conditions and is expected to close in mid-2026. As a result, BMO recorded a write-down of goodwill of US$73 million (CAD$102 million) pre-tax and after-tax in the fourth quarter of 2025, reported in Corporate Services in non-interest expense as an adjusting item.

For further information, refer to Note 9 of the audited annual consolidated financial statements.

## Realignment of Operating Segments

On October 28, 2025, we announced the realignment of business units associated with the previously announced changes in the bank's organizational structure effective the fourth quarter of 2025 and applied on a retrospective basis. The realignment combined U.S. Personal and Business Banking, Commercial Banking and Private Wealth businesses to form a unified U.S. Banking operating segment. Previously, the U.S. Wealth business was reported within Wealth Management. There was no impact to the bank's consolidated results.

For further information, refer to the How BMO Reports Operating Segments Results section.

# Financial Objectives and Value Measures

Results and measures in this section are presented on a reported and an adjusted basis, and management considers both to be useful in assessing our performance. We believe that the non-GAAP measures and ratios presented here, read together with our GAAP results, provide readers with a better understanding of how management assesses results and are a reflection of ongoing business performance.

Adjusted results and measures in this section, including earnings per share (EPS), EPS growth, return on equity (ROE), return on tangible common equity (ROTCE), net income, revenue, non-interest expense, efficiency ratio and operating leverage, are non-GAAP amounts, measures and ratios, which are discussed in the Non-GAAP and Other Financial Measures section.

Information regarding the composition of each of these measures is provided in the Glossary of Financial Terms.

## Financial Objectives

BMO has established medium-term financial objectives for certain key performance measures, which are set out below. Medium-term is generally defined as three to five years, and performance is assessed on an adjusted basis. These objectives serve as guideposts and assume a normal business environment and credit cycle. We aim to deliver top-tier total shareholder return and achieve our financial objectives by aligning our operations with, and executing on, our strategic priorities.

Our business planning process is rigorous, sets ambitious goals and considers factors such as the prevailing economic environment, our risk appetite, customers' evolving needs and opportunities available across our operating segments. It includes clear and direct accountability for annual performance that is measured against both internal and external benchmarks and progress toward achieving our strategic priorities. We seek a balance between current profitability and investing to create sustainable growth. Our ability to achieve these objectives may be affected by changes in the economic, business or regulatory environment or extraordinary developments.

In fiscal 2025, our performance across each of these objectives strengthened, as the industry experienced moderate economic growth and strong financial markets, as well as challenges from trade and tariff uncertainty. Our performance benefitted from the execution of initiatives to improve return on equity towards achieving our medium-term target of 15%, including improving profitability in U.S. Banking, normalization of credit losses, capital optimization and enhancing the efficiency and profitability of our businesses, and which we believe remains an appropriate target. Our financial objectives and performance against these objectives are outlined in the table below and described in the sections that follow.

**MD&A**

**TABLE 1**

| As at and for the periods ended October 31, 2025 | Financial objectives (adjusted) | Reported basis | | | Adjusted basis (1) | | |
|---|---|---|---|---|---|---|---|
| | | 1-year | 3-year (2) (3) | 5-year (2) (3) | 1-year | 3-year (2) (3) | 5-year (2) (3) |
| Earnings per share growth (%) | 7-10% | 20.2 | (17.0) | 8.7 | 25.6 | (2.8) | 9.5 |
| Return on equity (%) | 15% or more | 10.6 | 8.8 | 12.8 | 11.3 | 11.2 | 13.1 |
| Return on tangible common equity (%) | 18% or more | 14.3 | 12.1 | 15.7 | 14.7 | 14.7 | 15.9 |
| Operating leverage (%) (2) | 2% or more | 2.4 | (7.4) | 0.8 | 4.3 | (0.3) | 1.3 |
| Common Equity Tier 1 Ratio (%) | Exceed regulatory requirement | 13.3 | na | na | na | na | na |
| Total shareholder return (%) | Top-tier | 43.3 | 16.9 | 22.2 | na | na | na |

(1) Adjusted results and measures are non-GAAP amounts and measures and are discussed in the Non-GAAP and Other Financial Measures section.
(2) Prior to November 1, 2022, we presented adjusted revenue on a basis net of insurance claims, commissions and changes in policy benefit liabilities (CCPB) and operating leverage was calculated based on revenue, net of CCPB. Beginning fiscal 2023, we no longer report CCPB, given the adoption and retrospective application of IFRS 17, *Insurance Contracts* (IFRS 17). Revenue, net of CCPB, was $34,393 million in fiscal 2022 and $25,787 million in fiscal 2021. Measures and ratios presented on a basis net of CCPB are non-GAAP amounts.
(3) The 3-year and 5-year EPS growth rate and operating leverage, net of CCPB, reflect compound annual growth rates (CAGR).
na – not applicable

Certain comparative figures have been reclassified for changes in accounting policy.

# Earnings per Share Growth

All references to earnings per share (EPS) are to diluted EPS, unless otherwise indicated.

Reported EPS was $11.44 in fiscal 2025, an increase of $1.93 or 20% from $9.51 in fiscal 2024. Adjusted EPS was $12.16, an increase of $2.48 or 26% from $9.68 in fiscal 2024. Higher reported and adjusted EPS reflected earnings growth, as well as a lower number of common shares outstanding. Net income available to common shareholders increased 19% year-over-year on a reported basis and 25% on an adjusted basis, with higher revenue and lower provisions for credit losses partially offset by higher expenses. The average number of diluted common shares outstanding decreased 1% from fiscal 2024, due to shares repurchased in the current year.



**EPS** ($)

**Earnings per Share (EPS)** is calculated by dividing net income available to common shareholders, after deducting preferred share dividends and distributions on other equity instruments, by the average number of common shares outstanding. Adjusted EPS is calculated in the same manner, using adjusted net income attributable to common shareholders. Diluted EPS, which is BMO's basis for measuring performance, adjusts for possible conversions of financial instruments into common shares if those conversions would reduce EPS, and is more fully explained in Note 23 of the audited annual consolidated financial statements.

# Return on Equity and Return on Tangible Common Equity

Reported return on equity (ROE) was 10.6% in fiscal 2025 and adjusted ROE was 11.3%, compared with 9.7% and 9.8%, respectively, in fiscal 2024. Reported and adjusted ROE increased due to earnings growth, partially offset by an increase in average common shareholders' equity.

Average common shareholders' equity increased $6.3 billion or 9% from fiscal 2024, primarily due to growth in retained earnings and an increase in accumulated other comprehensive income, partially offset by the impact of the purchase of common shares for cancellation in the current year.

Reported return on tangible common equity (ROTCE) was 14.3%, compared with 13.5% in fiscal 2024, and adjusted ROTCE was 14.7%, compared with 13.1% in fiscal 2024. Book value per share increased 7% from the prior year to $111.57, reflecting the increase in shareholders' equity.



**ROE** (%)



**ROTCE** (%)

**Return on Common Shareholders' Equity (ROE)** is calculated as net income, less preferred dividends and distributions on other equity instruments, as a percentage of average common shareholders' equity. Common shareholders' equity comprises common share capital, contributed surplus, accumulated other comprehensive income (loss) and retained earnings. Adjusted ROE is calculated using adjusted net income rather than reported net income.

**Return on Tangible Common Equity (ROTCE)** is calculated as net income available to common shareholders, adjusted for the amortization of acquisition-related intangible assets and any impairments, as a percentage of average tangible common equity. Average tangible common equity comprises common shareholders' equity, less goodwill and acquisition-related intangible assets, net of related deferred tax liabilities. Adjusted ROTCE is calculated using adjusted net income rather than reported net income.

# Efficiency Ratio and Operating Leverage

BMO's reported efficiency ratio in fiscal 2025 was 58.2%, an improvement from 59.5% in fiscal 2024, and adjusted efficiency ratio was 56.3%, an improvement from 58.6% in fiscal 2024.

Reported operating leverage in fiscal 2025 was 2.4%, compared with 19.8% in fiscal 2024, and adjusted operating leverage was 4.3% in fiscal 2025, compared with 1.6% in fiscal 2024.



**Efficiency Ratio** (%)

Reported Efficiency Ratio
Adjusted Efficiency Ratio

**Operating Leverage** (%)

2024    2025

**Efficiency Ratio (or expense-to-revenue ratio)** is a measure of productivity. It is a percentage calculated as non-interest expense divided by total revenue (on a taxable equivalent basis in the operating segments).

**Operating Leverage** is the difference between the growth rates of revenue and non-interest expense. Adjusted operating leverage is calculated using adjusted revenue and adjusted non-interest expense.

# Common Equity Tier 1 Ratio

Our Common Equity Tier 1 (CET1) Ratio was 13.3% as at October 31, 2025, compared with 13.6% as at October 31, 2024. Our CET1 Ratio decreased from the prior year, as internal capital generation was more than offset by the impact of the purchase of 22.2 million common shares for cancellation and higher source-currency risk-weighted assets (RWA).

**Common Equity Tier 1 (CET1) Ratio** is calculated as CET1 Capital, which comprises common shareholders' equity, including applicable contractual service margin, net of deductions for goodwill, intangible assets, pension assets, certain deferred tax assets and other items (which may include a portion of expected credit loss provisions or shortfall in allowances or other specified items), divided by risk-weighted assets. The CET1 Ratio is calculated in accordance with OSFI's Capital Adequacy Requirements (CAR) Guideline.

# Total Shareholder Return and Other Information

**TABLE 2**

| For the year ended October 31 | 2025 | 2024 | 2023 | 2022 | 2021 | 3-year CAGR (1) | 5-year CAGR (1) |
|---|---|---|---|---|---|---|---|
| Closing market price per common share ($) | **174.23** | 126.88 | 104.79 | 125.49 | 134.37 | **11.6** | **17.0** |
| Dividends paid ($ per share) | **6.36** | 6.04 | 5.72 | 5.11 | 4.24 | **7.6** | **8.6** |
| Dividend yield (%) | **3.7** | 4.8 | 5.5 | 4.3 | 3.2 | **nm** | **nm** |
| Increase (decrease) in share price (%) | **37.3** | 21.1 | (16.5) | (6.6) | 69.4 | **nm** | **nm** |
| Total annual shareholder return (%) (2) | **43.3** | 27.4 | (12.5) | (3.1) | 75.9 | **16.9** | **22.2** |
| Canadian peer group average (excluding BMO) (3) | **35.8** | 49.4 | (8.8) | (6.2) | 56.1 | **21.9** | **21.4** |

(1) Compound annual growth rate (CAGR) expressed as a percentage.
(2) Total annual shareholder return assumes reinvestment of quarterly dividends and therefore does not equal the sum of dividend and share price returns in the table.
(3) As at October 31, 2025. Canadian peer group: The Bank of Nova Scotia, Canadian Imperial Bank of Commerce, National Bank of Canada, Royal Bank of Canada and The Toronto-Dominion Bank.
nm – not meaningful

The average annual total shareholder return (TSR) is a key measure of shareholder value, and we expect that execution on our strategic priorities will drive value creation for our shareholders. The one-year, three-year and five-year average annual TSR was 43.3%, 16.9% and 22.2%, respectively, compared with our Canadian peer group average (excluding BMO) of 35.8%, 21.9% and 21.4%, respectively.

The table above summarizes dividends paid on BMO's common shares over the past five years and the movements in our share price. An investment of $1,000 in BMO common shares made at the beginning of fiscal 2021 would have been worth $2,725 as at October 31, 2025, assuming reinvestment of dividends, for a total return of 172.5%.

Dividends declared per common share in fiscal 2025 totalled $6.44, an increase of $0.32 from $6.12 in the prior year. Dividends paid over a five-year period have increased at an average annual compound rate of approximately 9%.

The annual **Total Shareholder Return (TSR)** represents the average annual total return earned on an investment in BMO common shares made at the beginning of the respective period. The return includes the change in share price and assumes dividends received were reinvested in additional common shares.

**Caution**
This Financial Objectives and Value Measures section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

# Financial Highlights

**TABLE 3**

| (Canadian $ in millions, except as noted) | 2025 | 2024 |
|---|---|---|
| **Summary Income Statement** (1) | | |
| Net interest income | 21,487 | 19,468 |
| Non-interest revenue | 14,787 | 13,327 |
| Revenue | 36,274 | 32,795 |
| Provision for credit losses on impaired loans | 3,147 | 3,066 |
| Provision for credit losses on performing loans | 470 | 695 |
| Total provision for credit losses (PCL) | 3,617 | 3,761 |
| Non-interest expense | 21,107 | 19,499 |
| Provision for income taxes | 2,825 | 2,208 |
| Net income | 8,725 | 7,327 |
| Net income attributable to non-controlling interest in subsidiaries | 16 | 9 |
| Dividends on preferred shares and distributions on other equity instruments | 436 | 386 |
| Net income available to common shareholders | 8,273 | 6,932 |
| Adjusted net income | 9,248 | 7,449 |
| Adjusted net income available to common shareholders | 8,796 | 7,054 |
| **Common Share Data** ($, except as noted) (1) | | |
| Basic earnings per share | 11.46 | 9.52 |
| Diluted earnings per share | 11.44 | 9.51 |
| Adjusted diluted earnings per share | 12.16 | 9.68 |
| Book value per share | 111.57 | 104.40 |
| Closing share price | 174.23 | 126.88 |
| Number of common shares outstanding (in millions) | | |
| End of period | 708.9 | 729.5 |
| Average basic | 721.9 | 727.7 |
| Average diluted | 723.3 | 728.5 |
| Market capitalization ($ millions) | 123,513 | 92,563 |
| Dividends declared per common share | 6.44 | 6.12 |
| Dividend yield (%) | 3.7 | 4.8 |
| Dividend payout ratio (%) | 56.2 | 64.3 |
| Adjusted dividend payout ratio (%) | 52.8 | 63.1 |
| **Financial Measures and Ratios** (%) (1) | | |
| Return on equity | 10.6 | 9.7 |
| Adjusted return on equity | 11.3 | 9.8 |
| Return on tangible common equity | 14.3 | 13.5 |
| Adjusted return on tangible common equity | 14.7 | 13.1 |
| Efficiency ratio | 58.2 | 59.5 |
| Adjusted efficiency ratio | 56.3 | 58.6 |
| Operating leverage | 2.4 | 19.8 |
| Adjusted operating leverage | 4.3 | 1.6 |
| Net interest margin on average earning assets | 1.65 | 1.58 |
| Adjusted net interest margin, excluding trading net interest income, and trading and insurance assets | 1.99 | 1.85 |
| Effective tax rate | 24.5 | 23.2 |
| Adjusted effective tax rate | 24.3 | 22.9 |
| Total PCL-to-average net loans and acceptances | 0.53 | 0.57 |
| PCL on impaired loans-to-average net loans and acceptances | 0.46 | 0.47 |
| **Balance Sheet and Other Information** (as at October 31, $ millions, except as noted) | | |
| Assets | 1,476,802 | 1,409,647 |
| Average earning assets | 1,305,072 | 1,235,830 |
| Gross loans and acceptances | 682,922 | 682,731 |
| Net loans and acceptances | 677,872 | 678,375 |
| Deposits | 976,202 | 982,440 |
| Common shareholders' equity | 79,095 | 76,163 |
| Total risk-weighted assets (2) | 437,945 | 420,838 |
| Assets under administration | 864,891 | 770,584 |
| Assets under management | 506,661 | 422,701 |
| **Capital and Liquidity Measures** (%) (2) | | |
| Common Equity Tier 1 Ratio | 13.3 | 13.6 |
| Tier 1 Capital Ratio | 15.0 | 15.4 |
| Total Capital Ratio | 17.3 | 17.6 |
| Leverage Ratio | 4.3 | 4.4 |
| TLAC Ratio | 29.7 | 29.3 |
| Liquidity Coverage Ratio | 132 | 132 |
| Net Stable Funding Ratio | 117 | 117 |
| **Foreign Exchange Rates** ($) | | |
| As at October 31, Canadian/U.S. dollar | 1.4016 | 1.3909 |
| Average Canadian/U.S. dollar | 1.4029 | 1.3591 |

(1) Adjusted results exclude certain items from reported results and are used to calculate our adjusted measures as presented in the table above. Management assesses performance on a reported basis and an adjusted basis, and considers both to be useful. For further information, refer to the Non-GAAP and Other Financial Measures section. For details on the composition of non-GAAP amounts, measures and ratios, as well as supplementary financial measures, refer to the Glossary of Financial Terms.

(2) Capital and liquidity measures are disclosed in accordance with the Capital Adequacy Requirements (CAR) Guideline and the Liquidity Adequacy Requirements (LAR) Guideline, as set out by OSFI, as applicable.

Certain comparative figures have been reclassified to conform with the current year's presentation.

# Non-GAAP and Other Financial Measures

Results and measures in this document are presented on a generally accepted accounting principles (GAAP) basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from our audited annual consolidated financial statements, prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). References to GAAP mean IFRS. We use a number of financial measures to assess our performance, as well as the performance of our operating segments, including amounts, measures and ratios that are presented on a non-GAAP basis, as described below. We believe that these non-GAAP amounts, measures and ratios, read together with our GAAP results, provide readers with a better understanding of how management assesses results.

Non-GAAP amounts, measures and ratios do not have standardized meanings under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, or as a substitute for, GAAP results.

For further information regarding the composition of non-GAAP and other financial measures, including supplementary financial measures, refer to the Glossary of Financial Terms.

## Adjusted measures and ratios

Management considers both reported and adjusted results and measures to be useful in assessing underlying ongoing business performance. Adjusted results and measures remove certain specified items from revenue, non-interest expense and income taxes, as detailed in the following table. Adjusted results and measures presented in this document are non-GAAP. Presenting results on both a reported and an adjusted basis permits readers to assess the impact of certain items on results for the periods presented, and to better assess results excluding those items that may not reflect ongoing business performance. As such, the presentation may facilitate readers' analysis of underlying trends. Except as otherwise noted, management's discussion of changes in reported results in this document applies equally to changes in the corresponding adjusted results.

## Tangible common equity and return on tangible common equity

Tangible common equity is calculated as common shareholders' equity, less goodwill and acquisition-related intangible assets, net of related deferred tax liabilities. Return on tangible common equity (ROTCE) is calculated as net income available to common shareholders, adjusted for the amortization of acquisition-related intangible assets and any impairments, as a percentage of average tangible common equity. ROTCE is commonly used in the North American banking industry and is meaningful as a consistent measure of the performance of businesses, whether they were acquired or developed organically.

## Adjusting Items

Adjusted results in the current and prior years excluded the following items:

- Acquisition and integration costs of $13 million ($17 million pre-tax) in the current year and $129 million ($172 million pre-tax) in the prior year. Amounts are recorded in non-interest expense in the related operating segment: Burgundy in Wealth Management; Bank of the West in Corporate Services; AIR MILES in Canadian P&C; and Clearpool and Radicle in Capital Markets.

- Amortization of acquisition-related intangible assets of $352 million ($476 million pre-tax) in the current year, including a $64 million impairment related to AIR MILES, and $334 million ($450 million pre-tax) in the prior year. Amounts are recorded in non-interest expense in the related operating segment.

- Impact of divestitures related to the announced sale of 138 branches in select U.S. markets resulting in a write-down of goodwill of $102 million (pre-tax and after-tax) in the current year, recorded in non-interest expense in Corporate Services.

- Impact of a U.S. Federal Deposit Insurance Corporation (FDIC) special assessment, recorded in non-interest expense in Corporate Services, which included a partial reversal of $14 million ($19 million pre-tax) in the current year and a charge of $357 million ($476 million pre-tax) in the prior year.

- Impact of aligning accounting policies for employee vacation across legal entities of $70 million ($96 million pre-tax) in the current year, recorded in non-interest expense in Corporate Services.

- Reversal of the fiscal 2022 legal provision, including accrued interest, associated with a predecessor bank, M&I Marshall and Ilsley Bank, of $834 million ($1,135 million pre-tax) in the prior year, comprising a reversal of interest expense of $547 million and a reversal of non-interest expense of $588 million. For further information, refer to the Provisions and Contingent Liabilities section in Note 24 of the audited annual consolidated financial statements.

- Net accounting loss of $136 million ($164 million pre-tax) on the sale of a portfolio of recreational vehicle loans related to balance sheet optimization in the prior year, recorded in non-interest revenue in Corporate Services.

Adjusting items in aggregate decreased net income by $523 million in the current year, compared with a $122 million decrease in the prior year.

**Caution**
This Non-GAAP and Other Financial Measures section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

## Non-GAAP and Other Financial Measures [1]

**TABLE 4**

| (Canadian $ in millions, except as noted) | 2025 | 2024 |
|---|---|---|
| **Reported Results** | | |
| Net interest income | 21,487 | 19,468 |
| Non-interest revenue | 14,787 | 13,327 |
| Revenue | 36,274 | 32,795 |
| Provision for credit losses | 3,617 | 3,761 |
| Non-interest expense | 21,107 | 19,499 |
| Income before income taxes | 11,550 | 9,535 |
| Provision for income taxes | 2,825 | 2,208 |
| Net income | 8,725 | 7,327 |
| Dividends on preferred shares and distributions on other equity instruments | 436 | 386 |
| Net income attributable to non-controlling interest in subsidiaries | 16 | 9 |
| Net income available to common shareholders | 8,273 | 6,932 |
| Diluted EPS ($) | 11.44 | 9.51 |
| **Adjusting Items Impacting Revenue (Pre-tax)** | | |
| Legal provision/reversal (including related interest expense and legal fees) | – | 547 |
| Impact of loan portfolio sale | – | (164) |
| Impact of adjusting items on revenue (pre-tax) | – | 383 |
| **Adjusting Items Impacting Non-Interest Expense (Pre-tax)** | | |
| Acquisition and integration costs | (17) | (172) |
| Amortization of acquisition-related intangible assets [2] | (476) | (450) |
| Impact of divestitures | (102) | – |
| Legal provision/reversal (including related interest expense and legal fees) | – | 588 |
| FDIC special assessment | 19 | (476) |
| Impact of alignment of accounting policies | (96) | – |
| Impact of adjusting items on non-interest expense (pre-tax) | (672) | (510) |
| Impact of adjusting items on reported net income (pre-tax) | (672) | (127) |
| **Adjusting Items Impacting Revenue (After-tax)** | | |
| Legal provision/reversal (including related interest expense and legal fees) | – | 401 |
| Impact of loan portfolio sale | – | (136) |
| Impact of adjusting items on revenue (after-tax) | – | 265 |
| **Adjusting Items Impacting Non-Interest Expense (After-tax)** | | |
| Acquisition and integration costs | (13) | (129) |
| Amortization of acquisition-related intangible assets [2] | (352) | (334) |
| Impact of divestitures | (102) | – |
| Legal provision/reversal (including related interest expense and legal fees) | – | 433 |
| FDIC special assessment | 14 | (357) |
| Impact of alignment of accounting policies | (70) | – |
| Impact of adjusting items on non-interest expense (after-tax) | (523) | (387) |
| Impact of adjusting items on reported net income (after-tax) | (523) | (122) |
| Impact on diluted EPS ($) | (0.72) | (0.17) |
| **Adjusted Results** | | |
| Net interest income | 21,487 | 18,921 |
| Non-interest revenue | 14,787 | 13,491 |
| Revenue | 36,274 | 32,412 |
| Provision for credit losses | 3,617 | 3,761 |
| Non-interest expense | 20,435 | 18,989 |
| Income before income taxes | 12,222 | 9,662 |
| Provision for income taxes | 2,974 | 2,213 |
| Net income | 9,248 | 7,449 |
| Net income available to common shareholders | 8,796 | 7,054 |
| Diluted EPS ($) | 12.16 | 9.68 |

(1) Adjusted results exclude certain items from reported results and are used to calculate our adjusted measures, as presented in the table above. Refer to the commentary in this Non-GAAP and Other Financial Measures section for further information on adjusting items.

(2) Represents amortization of acquisition-related intangible assets and any impairment.

## Summary of Reported and Adjusted Results by Operating Segment

**TABLE 5**

| (Canadian $ in millions, except as noted) | Canadian P&C | U.S. Banking | Wealth Management | Capital Markets | Corporate Services | Total Bank | U.S. Operations (1) (US$ in millions) |
|---|---|---|---|---|---|---|---|
| **2025** | | | | | | | |
| Reported net income (loss) | **3,295** | **2,810** | **1,381** | **1,977** | **(738)** | **8,725** | **2,431** |
| Dividends on preferred shares and distributions on other equity instruments | **46** | **61** | **6** | **41** | **282** | **436** | **12** |
| Net income attributable to non-controlling interest in subsidiaries | **–** | **14** | **–** | **–** | **2** | **16** | **12** |
| Net income (loss) available to common shareholders | **3,249** | **2,735** | **1,375** | **1,936** | **(1,022)** | **8,273** | **2,407** |
| **Adjusting Items** | | | | | | | |
| Acquisition and integration costs | **–** | **–** | **4** | **–** | **9** | **13** | **6** |
| Amortization of acquisition-related intangible assets | **58** | **272** | **–** | **22** | **–** | **352** | **200** |
| Impact of divestitures | **–** | **–** | **–** | **–** | **102** | **102** | **73** |
| Impact of FDIC special assessment | **–** | **–** | **–** | **–** | **(14)** | **(14)** | **(10)** |
| Impact of alignment of accounting policies | **–** | **–** | **–** | **–** | **70** | **70** | **25** |
| Adjusted net income (loss) (2) | **3,353** | **3,082** | **1,385** | **1,999** | **(571)** | **9,248** | **2,725** |
| Adjusted net income (loss) available to common shareholders (2) | **3,307** | **3,007** | **1,379** | **1,958** | **(855)** | **8,796** | **2,701** |
| **2024** | | | | | | | |
| Reported net income (loss) | 3,457 | 2,010 | 1,067 | 1,492 | (699) | 7,327 | 2,112 |
| Dividends on preferred shares and distributions on other equity instruments | 42 | 57 | 6 | 37 | 244 | 386 | 20 |
| Net income attributable to non-controlling interest in subsidiaries | – | 2 | – | – | 7 | 9 | 7 |
| Net income (loss) available to common shareholders | 3,415 | 1,951 | 1,061 | 1,455 | (950) | 6,932 | 2,085 |
| **Adjusting Items** | | | | | | | |
| Acquisition and integration costs | 17 | – | – | 15 | 97 | 129 | 76 |
| Amortization of acquisition-related intangible assets | 13 | 290 | – | 31 | – | 334 | 222 |
| Legal provision/reversal (including related interest expense and legal fees) | – | – | – | – | (834) | (834) | (616) |
| Impact of loan portfolio sale | – | – | – | – | 136 | 136 | 102 |
| Impact of FDIC special assessment | – | – | – | – | 357 | 357 | 263 |
| Adjusted net income (loss) (2) | 3,487 | 2,300 | 1,067 | 1,538 | (943) | 7,449 | 2,159 |
| Adjusted net income (loss) available to common shareholders (2) | 3,445 | 2,241 | 1,061 | 1,501 | (1,194) | 7,054 | 2,132 |

(1) U.S. Operations reported and adjusted results comprise net income recorded in U.S. Banking, and the U.S. operations in Capital Markets and Corporate Services.
(2) Refer to the commentary in this Non-GAAP and Other Financial Measures section for details on adjusting items.

Certain comparative figures have been reclassified to conform with the current year's presentation.

## Return on Equity and Return on Tangible Common Equity

**TABLE 6**

| (Canadian $ in millions, except as noted) For the year ended October 31 | 2025 | 2024 |
|---|---|---|
| Reported net income | **8,725** | 7,327 |
| Net income attributable to non-controlling interest in subsidiaries | **16** | 9 |
| Net income attributable to bank shareholders | **8,709** | 7,318 |
| Dividends on preferred shares and distributions on other equity instruments | **436** | 386 |
| Net income available to common shareholders (A) | **8,273** | 6,932 |
| After-tax amortization of acquisition-related intangible assets | **352** | 334 |
| Net income available to common shareholders after adjusting for amortization of acquisition-related intangible assets (B) | **8,625** | 7,266 |
| After-tax impact of other adjusting items (1) | **171** | (212) |
| Adjusted net income available to common shareholders (C) | **8,796** | 7,054 |
| Average common shareholders' equity (D) | **78,126** | 71,817 |
| Goodwill | **(16,886)** | (16,385) |
| Acquisition-related intangible assets | **(2,329)** | (2,642) |
| Net of related deferred tax liabilities | **953** | 960 |
| Average tangible common equity (E) | **59,864** | 53,750 |
| Return on equity (%) (= A/D) | **10.6** | 9.7 |
| Adjusted return on equity (%) (= C/D) | **11.3** | 9.8 |
| Return on tangible common equity (%) (= B/E) | **14.3** | 13.5 |
| Adjusted return on tangible common equity (%) (= C/E) | **14.7** | 13.1 |

(1) Refer to the commentary in this Non-GAAP and Other Financial Measures section for details on adjusting items.

## Return on Equity by Operating Segment [1]

**TABLE 7**

| (Canadian $ in millions, except as noted) | Canadian P&C | U.S. Banking | Wealth Management | Capital Markets | Corporate Services | Total Bank | U.S. Operations (2) (US$ in millions) |
|---|---|---|---|---|---|---|---|
| **2025** | | | | | | | |
| **Reported** | | | | | | | |
| Net income (loss) available to common shareholders | **3,249** | **2,735** | **1,375** | **1,936** | **(1,022)** | **8,273** | **2,407** |
| Total average common equity | **16,744** | **37,075** | **3,028** | **13,786** | **7,493** | **78,126** | **32,512** |
| Return on equity (%) | **19.4** | **7.4** | **45.4** | **14.0** | **na** | **10.6** | **7.4** |
| **Adjusted** (3) | | | | | | | |
| Net income (loss) available to common shareholders | **3,307** | **3,007** | **1,379** | **1,958** | **(855)** | **8,796** | **2,701** |
| Total average common equity | **16,744** | **37,075** | **3,028** | **13,786** | **7,493** | **78,126** | **32,512** |
| Return on equity (%) | **19.8** | **8.1** | **45.6** | **14.2** | **na** | **11.3** | **8.3** |
| 2024 | | | | | | | |
| (Canadian $ in millions, except as noted) | Canadian P&C | U.S. Banking | Wealth Management | Capital Markets | Corporate Services | Total Bank | U.S. Operations (2) (US$ in millions) |
| **Reported** | | | | | | | |
| Net income (loss) available to common shareholders | 3,415 | 1,951 | 1,061 | 1,455 | (950) | 6,932 | 2,085 |
| Total average common equity | 15,986 | 35,100 | 2,905 | 13,172 | 4,654 | 71,817 | 31,782 |
| Return on equity (%) | 21.4 | 5.6 | 36.5 | 11.0 | na | 9.7 | 6.6 |
| **Adjusted** (3) | | | | | | | |
| Net income (loss) available to common shareholders | 3,445 | 2,241 | 1,061 | 1,501 | (1,194) | 7,054 | 2,132 |
| Total average common equity | 15,986 | 35,100 | 2,905 | 13,172 | 4,654 | 71,817 | 31,782 |
| Return on equity (%) | 21.5 | 6.4 | 36.5 | 11.4 | na | 9.8 | 6.7 |

(1) Return on equity is based on allocated capital. Effective fiscal 2025, the capital allocation rate increased to 12.0% of risk-weighted assets, compared with 11.5% in fiscal 2024. Capital is allocated to the operating segments based on the amount of regulatory capital required to support business activities, with unallocated capital reported in Corporate Services. Capital allocation methodologies are reviewed annually. For further information, refer to the How BMO Reports Operating Segments Results section.
(2) U.S. Operations comprises reported and adjusted results and allocated capital recorded in U.S. Banking, and the U.S. operations in Capital Markets and Corporate Services.
(3) Refer to the commentary in this Non-GAAP and Other Financial Measures section for details on adjusting items.

na – not applicable

Certain comparative figures have been reclassified to conform with the current year's presentation.

# Economic Developments and Outlook

## Economic Developments in 2025 and Outlook for calendar 2026 [1]

Ongoing changes in U.S. trade policies have created a heightened sense of economic uncertainty that is impacting both Canada and the United States. The ultimate impact on economic growth in both countries will depend on the level and duration of tariffs and the outcome of future trade negotiations. Global trade uncertainties and tariffs likely caused the global economy to slow in 2025. However, recent U.S. trade agreements with several regions, including the European Union, the United Kingdom and Japan, have shown progress toward stability in the global economic environment. The United States and China have also agreed to a one-year pause on additional tariffs that has eased trade tensions. The renegotiation of the United States-Mexico-Canada Agreement (USMCA) is expected to shape the direction of trade policies in 2026.

Canada's real gross domestic product (GDP) growth is estimated to have slowed to an annual rate of 1.7% in 2025, compared with 2.0% in 2024. Steady growth in consumer and government spending was partially offset by a decline in exports and business investment, as a result of tariff uncertainty. Assuming trade tensions ease and the USMCA is renewed, real GDP is expected to grow 1.4% in 2026, in response to improved business sentiment, lower interest rates, and expansionary fiscal policies aimed at increasing business investment and infrastructure, energy and mining projects. The unemployment rate rose moderately in the past year to 6.9% in October 2025, reflecting economic weakness, and is expected to rise further to 7.2%, before declining as economic growth improves in 2026. Lower immigration targets will also slow population growth, easing upward pressure on the unemployment rate. Consumer price inflation remained moderate at 2.2% year-over-year as of October 2025, partially due to the elimination of the consumer carbon tax, and is anticipated to average 2.5% in 2026. After holding policy rates steady since March 2025, the Bank of Canada lowered its policy rate in September and October 2025 to address the weaker labour market. Policy rates have decreased by a total of 100 basis points in 2025, and we anticipate a final 25 basis-point reduction to 2.0% in early 2026, though longer-term interest rates are likely to decline only modestly thereafter. The Canadian dollar weakened against the U.S. dollar in 2025, but is projected to strengthen moderately in 2026, assuming trade tensions subside and interest-rate differentials with the U.S. narrow. Housing market activity remained weak in Ontario and British Columbia in 2025 due to affordability challenges and slower population growth. Industry-wide growth in residential mortgage balances of 4.8% year-over-year in September 2025 is expected to moderate in the near term, before improving in 2026 as housing market activity responds to a stronger economy and lower borrowing costs. Year-over-year growth in consumer credit (excluding mortgages) remained moderate at 4.0% in September 2025, but is anticipated to strengthen somewhat amid lower interest rates. Industry-wide growth in non-financial corporate credit balances remained modest at 2.3% year-over-year in September 2025 and will likely remain subdued until trade uncertainty improves.

U.S. real GDP growth is estimated to have moderated to an annual rate of 1.9% in 2025 from 2.8% in 2024, amid slower consumer spending and housing market activity. Trade policy uncertainty, federal government cutbacks and the six-week partial government shutdown also weighed on activity. However, business investment exceeded expectations due to substantial spending on AI technologies and data centres. With support from lower interest rates and expansionary fiscal policies, real GDP is expected to grow 1.8% in 2026. Slowing job growth lifted the unemployment rate to 4.4% in September 2025 from a cyclical low of 3.4% in April 2023, and the rate is expected to rise to 4.7% by the end of the year. Consumer price inflation rose to 3.0% year-over-year in September 2025 from a recent low of 2.3% in April 2025, partially as a result of tariffs. Annual inflation is projected to remain elevated in the near term before moderating in response to a softening labour market. After holding policy rates steady for most of the year due to inflation concerns, the Federal Reserve reduced its policy rate in September and October 2025 to address downside risks to employment. The central bank is anticipated to lower this rate by an additional 100 basis points before September 2026 to restore policy neutrality. However, longer-term interest rates are expected to remain close to current levels, given lingering concerns about inflation and the large federal budget deficit. Growth in industry-wide residential mortgage balances was modest at 2.1% year-over-year in October 2025 amid ongoing weakness in home sales, but will likely strengthen in 2026 as mortgage rates decline. Year-over-year growth in consumer loan balances improved to 3.6% in October 2025 and is projected to firm further in 2026. Year-over-year growth in business, industrial and commercial real estate credit was modest at 2.5% in October 2025, constrained by somewhat elevated borrowing costs and uncertain trade policies, though some improvement is expected in 2026.

The above economic outlook is subject to several risks that could lead to a less favourable outcome for North America. The most immediate threats stem from a possible escalation of U.S. tariffs. Canadian businesses face longer-term risks if renegotiation of the USMCA is unsuccessful, as significant tariffs could then apply to more goods exported to the U.S., rather than a small fraction, likely leading to a recession in Canada. Other risks include an escalation of the Russia-Ukraine war or renewed conflict in the Middle East. Substantial business spending on AI is providing crucial support to the economy, but also presents new risks for workers. While AI has not yet led to material job losses, it could increasingly influence hiring decisions and cause dramatic shifts in workforce composition, requiring unemployed individuals to learn new skills.

Our operations, clients and customers may be affected by significant changes to the economic environment and heightened economic uncertainty. An increase in provisions for credit losses, volatility in capital markets and slower loan growth could result if tariffs remain high and persistent. Management regularly monitors the economic environment and takes proactive measures to respond to uncertainties and reduce the impact on our results.

**Caution**
This Economic Developments and Outlook section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

(1) All periods in this section refer to the calendar quarter and calendar year, rather than the fiscal quarter or fiscal year.

MD&A

# 2025 Financial Performance Review

This section provides a review of BMO's enterprise financial performance for fiscal 2025 that focuses on the Consolidated Statement of Income in BMO's audited annual consolidated financial statements. A review of the operating segments' strategies and performance follows the enterprise review, with the realignment of operating segments discussed in the How BMO Reports Operating Segments Results section.

## Impact of Foreign Exchange

**TABLE 8**

| (Canadian $ in millions, except as noted) | 2025 vs. 2024 |
|---|---|
| Canadian/U.S. dollar exchange rate (average) | |
| 2025 | **1.4029** |
| 2024 | **1.3591** |
| | **Increased/(Decreased)** |
| **Effects on U.S. Operations Reported Results** | |
| Net interest income | **300** |
| Non-interest revenue | **167** |
| Total revenue | **467** |
| Provision for credit losses | **(64)** |
| Non-interest expense | **(288)** |
| Provision for income taxes | **(22)** |
| Net income | **93** |
| Impact on basic earnings per share ($) | **0.13** |
| Impact on diluted earnings per share ($) | **0.13** |
| **Effects on U.S. Operations Adjusted Results** (1) | |
| Net interest income | **282** |
| Non-interest revenue | **172** |
| Total revenue | **454** |
| Provision for credit losses | **(64)** |
| Non-interest expense | **(274)** |
| Provision for income taxes | **(21)** |
| Net income | **95** |
| Impact on basic earnings per share ($) | **0.13** |
| Impact on diluted earnings per share ($) | **0.13** |

(1) Adjusted results are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.

The table above indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in those rates on reported and adjusted results in BMO's U.S. operations, comprising U.S. Banking and the U.S. operations in Capital Markets and Corporate Services.

The Canadian dollar equivalents of BMO's U.S. operations results that are denominated in U.S. dollars increased in fiscal 2025 relative to fiscal 2024, due to changes in the Canadian/U.S. dollar exchange rate. References in this document to the impact of the U.S. dollar do not include U.S. dollar-denominated amounts recorded outside of BMO's U.S. operations.

Economically, our U.S. dollar income stream was not hedged against the risk of changes in foreign exchange rates during fiscal 2025 and fiscal 2024. Changes in exchange rates will affect future results measured in Canadian dollars, and the impact on those results is a function of the periods in which revenue, expenses and provisions for (or recoveries of) credit losses and income taxes arise.

Refer to the Enterprise-Wide Capital Management section for a discussion of the impact that changes in foreign exchange rates can have on BMO's capital position.

## Net Income

Reported net income was $8,725 million, an increase of $1,398 million or 19% from the prior year, and adjusted net income was $9,248 million, an increase of $1,799 million or 24%.

Reported results in the current year included a write-down of goodwill related to the announced sale of branches in certain U.S. markets and the impact of aligning accounting policies for employee vacation across legal entities, partially offset by lower acquisition and integration costs, while the prior year benefitted from the reversal of a fiscal 2022 legal provision, partially offset by the impact of an FDIC special assessment charge and a net accounting loss on the sale of a portfolio of recreation vehicle loans.

Reported and adjusted net income increased due to higher revenue and a lower provision for credit losses, partially offset by higher expenses, with higher net income in U.S. Banking, Capital Markets and Wealth Management, partially offset by a decrease in Canadian P&C. On a reported basis, Corporate Services recorded a higher net loss compared with the prior year, primarily due to the items noted above, and a lower net loss on an adjusted basis.

Further discussion is provided in the 2025 Operating Segments Performance Review section and for further information on non-GAAP amounts, measures and ratios in this Net Income section, refer to the Non-GAAP and Other Financial Measures section.

# Revenue [1]

**TABLE 9**

| (Canadian $ in millions, on a pre-tax basis)<br>For the year ended October 31 | **2025** | 2024 |
|---|---|---|
| Net interest income | **21,487** | 19,468 |
| Non-interest revenue | **14,787** | 13,327 |
| Total revenue | **36,274** | 32,795 |
| Legal provision/reversal (including related interest expense and legal fees) | **–** | (547) |
| Impact of loan portfolio sale | **–** | 164 |
| Impact of adjusting items on revenue | **–** | (383) |
| Adjusted revenue | **36,274** | 32,412 |

(1) Adjusted results exclude certain items from reported results and are used to calculate our adjusted measures as presented in the table above. Management assesses performance on a reported basis and an adjusted basis, and considers both to be useful. Refer to the Non-GAAP and Other Financial Measures section for details on adjusting items.

Reported and adjusted revenue was $36,274 million, an increase of $3,479 million or 11% from the prior year on a reported basis, and an increase of $3,862 million or 12% on an adjusted basis.

Growth in reported revenue was impacted by the reversal of accrued interest related to the legal provision and the accounting loss on the sale of the loan portfolio noted above. Reported and adjusted revenue increased across all operating segments and in Corporate Services.

Further discussion is provided in the 2025 Operating Segments Performance Review section.

For further information on non-GAAP amounts, measures and ratios in this Revenue section, refer to the Non-GAAP and Other Financial Measures section.

**Net Interest Income** comprises earnings on assets, such as loans and securities, including interest and certain dividend income, less interest expense paid on liabilities, such as deposits. Net interest income, excluding trading, is presented on a basis that excludes trading-related interest income.

**Net Interest Margin** is the ratio of net interest income to average earning assets, expressed as a percentage or in basis points. Net interest margin, excluding trading net interest income, and trading and insurance average assets is calculated in the same manner, excluding trading-related interest income, and trading and insurance earning assets.

**Average Earning Assets** represent the daily average balance of deposits at central banks, deposits with other banks, securities borrowed or purchased under resale agreements, securities and loans over the period.

**Trading-Related Revenue** comprises net interest income and non-interest revenue earned from on-balance sheet and off-balance sheet positions undertaken for trading purposes. We earn revenue from profitably managing our positions with clients and, on a limited basis, from our principal trading positions, subject to prescribed limits. The management of these positions typically includes marking them to market on a daily basis. Since trading activities and related risk management strategies can periodically shift trading income between net interest income and non-interest income, we view total trading income as the most appropriate measure of trading performance.

## Net Interest Income

Reported and adjusted net interest income was $21,487 million, an increase of $2,019 million or 10% from the prior year on a reported basis, and an increase of $2,566 million or 14% on an adjusted basis. Net interest income increased, primarily due to an increase in Canadian P&C reflecting strong growth driven by higher balances and net interest margin, higher net interest margin in U.S. Banking, higher margins and balance growth in Wealth Management, higher non-trading net interest income in Capital Markets, as well as higher trading net interest income. Net interest income decreased in Corporate Services on a reported basis due to the reversal of accrued interest on the legal provision in the prior year, and increased on an adjusted basis due to treasury-related activities. Trading-related net interest income was $783 million, an increase of $614 million from the prior year.

BMO's overall reported net interest margin of 1.65% increased 7 basis points from the prior year. Adjusted net interest margin, excluding trading-related net interest income and trading and insurance assets was 1.99%, an increase of 14 basis points, primarily due to higher deposit and loan margins, and higher net interest income and lower low-yielding assets in Corporate Services. Deposit margins benefitted from higher reinvestment rates.

## Change in Net Interest Income, Average Earning Assets and Net Interest Margin [1]

**TABLE 10**

| (Canadian $ in millions, except as noted) For the year ended October 31 | Net interest income [2] | | Average earning assets [3] | | Net interest margin (in basis points) | |
|---|---|---|---|---|---|---|
| | **2025** | 2024 | **2025** | 2024 | **2025** | 2024 |
| Canadian P&C | **9,667** | 8,852 | **342,361** | 319,518 | **282** | 277 |
| U.S. Banking | **9,017** | 8,602 | **235,855** | 230,500 | **382** | 373 |
| All other operating segments and Corporate Services [4] | **2,803** | 2,014 | **726,856** | 685,812 | **na** | na |
| Total reported | **21,487** | 19,468 | **1,305,072** | 1,235,830 | **165** | 158 |
| Total adjusted | **21,487** | 18,921 | **1,305,072** | 1,235,830 | **165** | 153 |
| Trading net interest income and trading and insurance assets | **783** | 169 | **264,786** | 222,149 | **na** | na |
| Total reported, excluding trading and insurance | **20,704** | 19,299 | **1,040,286** | 1,013,681 | **199** | 190 |
| Total adjusted, excluding trading and insurance | **20,704** | 18,752 | **1,040,286** | 1,013,681 | **199** | 185 |
| U.S. Banking (US$ in millions) | **6,427** | 6,330 | **168,096** | 169,596 | **382** | 373 |

(1) Adjusted results and ratios in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2) Operating segment revenue is presented on a taxable equivalent basis (teb) in net interest income. For further information, refer to the How BMO Reports Operating Segments Results section.
(3) Average earning assets represent the daily average balance of interest-bearing deposits at central banks, deposits with other banks, securities borrowed or purchased under resale agreements, securities and loans over a period. Average earning assets, excluding trading and insurance assets, exclude trading and insurance earning assets.
(4) For further information on net interest income for these other operating segments and Corporate Services, refer to the 2025 Operating Segments Performance Review section.
na – not applicable

Certain comparative figures have been reclassified to conform with the current year's presentation.

## Non-Interest Revenue [1]

**TABLE 11**

| (Canadian $ in millions) For the year ended October 31 | 2025 | 2024 |
|---|---|---|
| Securities commissions and fees | **1,169** | 1,106 |
| Deposit and payment service charges | **1,791** | 1,626 |
| Trading revenue | **2,584** | 2,377 |
| Lending fees | **1,342** | 1,464 |
| Card fees | **831** | 847 |
| Investment management and custodial fees | **2,339** | 2,056 |
| Mutual fund revenue | **1,495** | 1,324 |
| Underwriting and advisory fees | **1,703** | 1,399 |
| Securities gains, other than trading | **287** | 200 |
| Foreign exchange, other than trading | **271** | 263 |
| Insurance service results | **421** | 340 |
| Insurance investment results | **124** | 105 |
| Share of profit in associates and joint ventures | **175** | 207 |
| Other | **255** | 13 |
| Total reported | **14,787** | 13,327 |
| Impact of loan portfolio sale | **–** | 164 |
| Adjusted non-interest revenue | **14,787** | 13,491 |

(1) Adjusted results exclude certain items from reported results and are used to calculate our adjusted measures as presented in the table above. Management assesses performance on a reported basis and an adjusted basis, and considers both to be useful. Refer to the commentary in the Non-GAAP and Other Financial Measures section for details ion adjusting items.

Reported and adjusted non-interest revenue was $14,787 million, an increase of $1,460 million or 11% from the prior year on a reported basis, and an increase of $1,296 million or 10% on an adjusted basis.

Reported and adjusted non-interest revenue increased across most categories, primarily driven by higher wealth management fees, underwriting and advisory fee revenue, trading revenue and deposit fee revenue, as well as the impact of the stronger U.S. dollar, partially offset by lower lending fee revenue, including the impact of the transition of bankers' acceptances exposures to loans.

For further information on non-GAAP amounts, measures and ratios in this Revenue section, refer to the Non-GAAP and Other Financial Measures section.

## Trading-Related Revenue

**TABLE 12**

| (Canadian $ in millions)<br>(taxable equivalent basis)<br>For the year ended October 31 | **2025** | 2024 |
|---|---:|---:|
| Interest rates | **1,026** | 1,003 |
| Foreign exchange | **633** | 579 |
| Equities | **1,133** | 781 |
| Commodities | **365** | 150 |
| Other | **212** | 55 |
| Total (teb) (1) | **3,369** | 2,568 |
| Teb offset | **2** | 22 |
| Reported total | **3,367** | 2,546 |
| Reported as: | | |
| Net interest income | **785** | 191 |
| Non-interest revenue – trading revenue | **2,584** | 2,377 |
| Total (teb) | **3,369** | 2,568 |
| Teb offset | **2** | 22 |
| Reported total, net of teb offset | **3,367** | 2,546 |

(1) Trading-related revenue presented on a taxable equivalent basis (teb) is a non-GAAP measure. Similar to other banks, BMO analyzes trading-related revenue on a teb basis, which reflects an increase in net interest income on tax-exempt securities to equivalent pre-tax amounts and is useful in facilitating comparisons of income from taxable and tax-exempt sources.

Trading-related revenue may be reflected in either net interest income or non-interest revenue, and a number of factors can shift trading revenue between these categories. We view total trading-related revenue as the most appropriate measure of trading performance. Total trading-related revenue on a teb basis was $3,369 million, an increase of $801 million or 31% from the prior year, primarily driven by higher equities and commodities trading revenue supported by strong client flows, and the impact of the stronger U.S. dollar.

Refer to the Enterprise-Wide Risk Management – Market Risk section for more information on trading-related revenue.

# Total Provision for Credit Losses

**TABLE 13**

| (Canadian $ in millions) | Canadian P&C | U.S. Banking | Wealth Management | Capital Markets | Corporate Services | Total Bank |
|---|---:|---:|---:|---:|---:|---:|
| **2025** | | | | | | |
| Provision for credit losses on impaired loans | **1,952** | **1,010** | **8** | **133** | **44** | **3,147** |
| Provision (recovery of provision) for credit losses on performing loans | **412** | **33** | **2** | **68** | **(45)** | **470** |
| Total provision (recovery of provision) for credit losses | **2,364** | **1,043** | **10** | **201** | **(1)** | **3,617** |
| Total PCL-to-average net loans and acceptances (%) | **0.70** | **0.47** | **0.03** | **0.24** | **nm** | **0.53** |
| PCL on impaired loans-to-average net loans and acceptances (%) | **0.58** | **0.45** | **0.03** | **0.16** | **nm** | **0.46** |
| **2024** | | | | | | |
| Provision for credit losses on impaired loans | 1,326 | 1,285 | 15 | 367 | 73 | 3,066 |
| Provision (recovery of provision) for credit losses on performing loans | 333 | 392 | 2 | 2 | (34) | 695 |
| Total provision for credit losses | 1,659 | 1,677 | 17 | 369 | 39 | 3,761 |
| Total PCL-to-average net loans and acceptances (%) | 0.51 | 0.77 | 0.06 | 0.45 | nm | 0.57 |
| PCL on impaired loans-to-average net loans and acceptances (%) | 0.41 | 0.59 | 0.05 | 0.44 | nm | 0.47 |

nm – not meaningful

Certain comparative figures have been reclassified to conform with the current year's presentation.

The total provision for credit losses was $3,617 million, compared with $3,761 million in the prior year. Total provision for credit losses as a percentage of average net loans and acceptances was 53 basis points, compared with 57 basis points in the prior year. The provision for credit losses on impaired loans was $3,147 million, an increase of $81 million from the prior year, largely due to higher provisions in Canadian P&C, partially offset by lower provisions in U.S. Banking and Capital Markets. The provision for credit losses on impaired loans as a percentage of average net loans and acceptances was 46 basis points, compared with 47 basis points in the prior year. There was a $470 million provision for credit losses on performing loans in the current year, compared with a $695 million provision in the prior year. The provision for credit losses on performing loans in the current year was primarily driven by the impact of the uncertain economic environment, including tariffs, on future credit conditions, and changes in portfolio credit migration, partially offset by lower balances in certain portfolios.

Note 3 of the audited annual consolidated financial statements provides additional information on provision for credit losses, including on a geographic basis. Table 70 in the Supplemental Information provides further segmented provision for credit losses information.

**Provision for Credit Losses (PCL)** is a charge to income that represents an amount deemed adequate by management to provide for impairment in a portfolio of loans and acceptances and other credit instruments, given the composition of the portfolio, the probability of default, the economic outlook and the allowance for credit losses already established. PCL can comprise both a provision for credit losses on impaired loans and a provision for credit losses on performing loans. For further information, refer to the Credit and Counterparty Risk – Provision for Credit Losses section, the Critical Accounting Estimates and Judgments – Allowance for Credit Losses section and Note 3 of the audited annual consolidated financial statements.

**Average Net Loans and Acceptances** is the daily or monthly average balance of loans and customers' liability under acceptances, net of the allowance for credit losses, over a one-year period.

MD&A

# Non-Interest Expense (1)

**TABLE 14**

| (Canadian $ in millions, on a pre-tax basis)<br>For the year ended October 31 | **2025** | 2024 |
|---|---|---|
| Employee compensation | | |
| Salaries | **6,238** | 5,747 |
| Performance-based compensation | **4,216** | 3,742 |
| Employee benefits | **1,564** | 1,383 |
| Total employee compensation | **12,018** | 10,872 |
| Total premises and equipment | **4,468** | 4,117 |
| Amortization of intangible assets | **1,152** | 1,112 |
| Other expenses | | |
| Advertising and business development | **806** | 837 |
| Communications | **342** | 388 |
| Professional fees | **678** | 583 |
| Association, clearing and annual regulator fees | **302** | 321 |
| Other | **1,341** | 1,269 |
| Total other expenses | **3,469** | 3,398 |
| Total non-interest expense | **21,107** | 19,499 |
| Acquisition and integration costs | **(17)** | (172) |
| Amortization of acquisition-related intangible assets | **(476)** | (450) |
| Impact of divestitures | **(102)** | – |
| Legal provision/reversal (including related interest expense and legal fees) | **–** | 588 |
| FDIC special assessment | **19** | (476) |
| Impact of alignment of accounting policies | **(96)** | – |
| Impact of adjusting items on non-interest expense | **(672)** | (510) |
| Total adjusted non-interest expense | **20,435** | 18,989 |
| Efficiency ratio (%) | **58.2** | 59.5 |
| Adjusted efficiency ratio (%) | **56.3** | 58.6 |

(1) Adjusted results exclude certain items from reported results and are used to calculate our adjusted measures as presented in the table above. Management assesses performance on a reported basis and an adjusted basis, and considers both to be useful. Refer to the commentary in the Non-GAAP and Other Financial Measures section for details on adjusting items.

Reported non-interest expense was $21,107 million, an increase of $1,608 million or 8% from the prior year, and adjusted non-interest expense was $20,435 million, an increase of $1,446 million or 8%.

The increase in reported and adjusted non-interest expense was driven by higher employee-related expenses, including performance-based compensation, higher computer and equipment costs, premises costs and professional fees, as well as the impact of the stronger U.S. dollar.

For further information on non-GAAP amounts, measures and ratios in this Non-Interest Expense section, refer to the Non-GAAP and Other Financial Measures section.

# Provision for Income Taxes and Other Taxes

**TABLE 15**

| (Canadian $ in millions, except as noted)<br>For the year ended October 31 | **2025** | 2024 |
|---|---|---|
| Income before income taxes | **11,550** | 9,535 |
| Provision for income taxes | **2,825** | 2,208 |
| Government levies other than income taxes (other taxes) (1) | | |
| Payroll levies | **562** | 534 |
| Property taxes | **70** | 70 |
| Provincial capital taxes | **58** | 52 |
| Business taxes | **34** | 26 |
| Harmonized sales tax, GST, VAT and other sales taxes | **460** | 483 |
| Sundry taxes | **1** | 1 |
| Total government levies other than income taxes (other taxes) | **1,185** | 1,166 |
| Provision for income taxes and other taxes (2) (3) | **4,010** | 3,374 |
| **Reported Tax Rates** | | |
| Effective income tax rate (%) | **24.5** | 23.2 |
| Effective total tax rate | **31.5** | 31.5 |
| **Adjusted Results and Tax Rates** (4) | | |
| Adjusted income before income taxes | **12,222** | 9,662 |
| Adjusted provision for income taxes | **2,974** | 2,213 |
| Adjusted effective income tax rate (%) | **24.3** | 22.9 |

(1) Government levies other than income taxes (other taxes) are included in various non-interest expense categories.
(2) Provision for income taxes and other taxes are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(3) Fiscal 2025 comprised $1,797 million ($1,266 million in fiscal 2024) incurred in Canada, with $1,015 million ($485 million in fiscal 2024) included in the provision for income taxes and the remaining $782 million ($781 million in fiscal 2024) recorded in total government levies other than income taxes (other taxes).
(4) Adjusted results exclude certain items from reported results and are used to calculate our adjusted ratios. Refer to the Non-GAAP and Other Financial Measures table for further information on adjusting items.

The provision for income taxes and other taxes was $4,010 million in the current year, comprising $2,825 million of provision for income taxes and $1,185 million of government levies other than income taxes (other taxes), compared with $3,374 million in the prior year, comprising $2,208 million of provision for income taxes and $1,166 million of government levies other than income taxes (other taxes).

The reported provision for income taxes was $2,825 million, an increase of $617 million from the prior year. The reported effective tax rate was 24.5%, compared with 23.2% in the prior year. The adjusted provision for income taxes was $2,974 million, an increase of $761 million from the prior year. The adjusted effective tax rate was 24.3%, compared with 22.9% in the prior year. The change in the reported and adjusted effective tax rate relative to the prior year was primarily due to earnings mix, including the impact of lower income in the prior year and the *Global Minimum Tax Act* (GMTA) in the current year.

BMO partially hedges, for accounting purposes, the foreign exchange risk arising from investments in foreign operations by funding the investments in the corresponding foreign currency. A gain or loss on hedging activities and an unrealized gain or loss on translation of foreign operations are charged or credited to other comprehensive income. For income tax purposes, a gain or loss on hedging activities results in an income tax charge or credit in the current period that is charged or credited to other comprehensive income, while the associated unrealized gain or loss on investments in foreign operations does not incur income taxes until the investments are liquidated. The income tax charge/benefit arising from a hedging gain/loss is a function of the fluctuations in exchange rates from period to period. Hedging of investments in foreign operations has given rise to an income tax recovery in other comprehensive income of $29 million in the current year, compared with a recovery of $38 million in the prior year.

The provision for income taxes presented in the Consolidated Statement of Income is based on transactions recorded in income, regardless of when such transactions are subject to taxation by tax authorities, with the exception of the repatriation of retained earnings from subsidiaries.

Management assesses BMO's consolidated results and the associated provision for income taxes on a GAAP basis. We assess the performance of our operating segments and associated income taxes on a tax equivalent basis, and we report accordingly.

Note 22 of the audited annual consolidated financial statements provides further information on the provision for income taxes.
For further information on non-GAAP amounts, measures and ratios in this Provision for Income Taxes and Other Taxes section, refer to the Non-GAAP and Other Financial Measures section.

**Effective tax rate** is a percentage calculated as provision for income taxes divided by income before provision for income taxes.

**Effective total tax rate** is a percentage calculated as provision for income taxes and government levies other than income taxes (other taxes) divided by income before provision for income taxes.

# 2025 Operating Segments Performance Review

This section includes an analysis of the financial results of BMO's operating segments and descriptions of their businesses, strategies, challenges, achievements and outlooks.

| | BMO Financial Group | | | |
|---|---|---|---|---|
| **Operating Segments** | **Canadian Personal and Commercial Banking** | **U.S. Banking** | **Wealth Management** | **Capital Markets** |
| **Lines of Business** | • Personal and Business Banking<br>• Commercial Banking | • Personal and Business Banking<br>• Commercial Banking<br>• Private Wealth | • Private Wealth<br>• BMO InvestorLine<br>• Global Asset Management<br>• Insurance | • Investment and Corporate Banking<br>• Global Markets |
| | **Corporate Services, including Technology and Operations** | | | |



## How BMO Reports Operating Segments Results

Effective the fourth quarter of 2025, BMO combined its U.S. wealth management business, previously reported within Wealth Management, with U.S. Personal and Commercial Banking to form a unified U.S. Banking operating segment. With this change, we no longer report a combined Personal and Commercial Banking operating group. BMO now reports financial results for four operating segments: Canadian Personal and Commercial Banking, U.S. Banking, Wealth Management and Capital Markets. Financial results for prior periods have been reclassified to conform with the current presentation. Operating segments are supported by Corporate Units and Technology and Operations (T&O) within Corporate Services, and their results include allocations from Corporate Services for treasury-related revenue, corporate and T&O expenses, taxes and capital.

BMO employs funds transfer pricing and liquidity transfer pricing between corporate treasury and the operating segments in order to assign cost or credit on assets and liabilities to facilitate effective pricing and business decision-making, and to help assess the profitability of each line of business. These practices also capture the cost of holding supplemental liquid assets to meet contingent liquidity requirements, as well as facilitate the management of interest rate and liquidity risk within our risk appetite framework and regulatory requirements. We review our transfer pricing methodologies at least annually in order to align with our interest rate, liquidity and funding risk management practices, and update these as appropriate.

The costs incurred of services provided by Corporate Units and T&O are largely allocated to the four operating segments, with any remaining amounts retained in Corporate Services. Certain expenses directly incurred to support a specific operating segment are generally allocated to that operating segment. Other expenses not directly attributable to business segments are generally allocated in amounts that reasonably reflect the level of support provided to each operating segment. We review our expense allocation methodologies at least annually, and update these as appropriate.

Capital is allocated to the operating segments based on the amount of regulatory capital required to support their business activities. Effective fiscal 2025, our capital allocation rate increased to 12.0% of risk-weighted assets, compared with 11.5% in fiscal 2024. Unallocated capital is reported in Corporate Services. We review our capital allocation methodologies at least annually, and update these as appropriate.

Periodically, certain lines of business and units within our organizational structure are realigned within an operating segment or transferred between operating segments and Corporate Services to support our strategic priorities. Allocations of revenue, expenses, provisions for income taxes and capital from Corporate Services to the operating segments are updated to reflect these changes.

We analyze revenue at the consolidated level based on GAAP revenue as reported in the audited annual consolidated financial statements, rather than on a taxable equivalent basis (teb), which is consistent with our Canadian banking peer group. As with many banks, BMO analyzes revenue on a teb basis at the operating segment level. Net interest income, total revenue and provision for (recovery of) income taxes in Capital Markets and U.S. Banking are increased on tax-exempt securities to equivalent pre-tax amounts in order to facilitate comparisons of income from taxable and tax-exempt sources, and are reflected in the key performance metrics. The offset to the segment teb adjustments is reflected in Corporate Services net interest income, total revenue and provision for (recovery of) income taxes. In fiscal 2024, the Canadian government enacted legislation that, under certain circumstances, denies deductions for dividends received after 2023. As a result, beginning January 1, 2024, we did not take the deduction for certain Canadian dividends received by Capital Markets, and we no longer report this revenue on a teb basis. Refer to the Other Regulatory Developments section in BMO's 2024 Annual Report for further details.

# Canadian Personal and Commercial Banking

Canadian Personal and Commercial Banking serves clients across Canada with a comprehensive range of financial products, services and advice through integrated branch, contact centre and digital channels.

## Lines of Business

**Personal and Business Banking** provides clients with a wide range of banking solutions, including deposits, lending, cash management, everyday financial and investment advice and other banking services, with a focus on providing clients with an exceptional experience and helping them make real financial progress.

**Commercial Banking** provides clients with a comprehensive range of commercial products and services, including a variety of financing options and treasury and payment solutions, as well as risk management products. Our commercial bankers partner with clients to anticipate their financial needs and offer valuable industry expertise and knowledge to help them manage and grow their businesses.

## 2025 Strategic Priorities and Achievements

We aim to deliver insight-driven financial solutions that help our clients make real financial progress and foster business growth across Canada. We strive to provide exceptional experiences and personalized advice, leveraging our leading digital capabilities, deep industry expertise and One Client strategy. We are committed to growing and deepening client relationships, continuing to enhance our digital offerings and streamline processes with a focus on improving return on equity.

### Key Priority: Drive client loyalty and deliver enhanced One Client experiences

- Maintained strong client loyalty in Personal and Business Banking and Commercial Banking, as measured by Net Promoter Score (NPS) [1]
- Continued to advance an integrated and client-centric treasury and payment solutions approach in Business Banking, Commercial Banking and Corporate Banking businesses across North America, delivering differentiated capabilities and an elevated client experience
- Named Best Commercial Bank in Canada for the 11th consecutive year by *World Finance* magazine, a testament to our understanding of clients' evolving financial needs and our dedication to delivering a digitally enabled experience

### Key Priority: In Personal and Business Banking, drive client acquisition, increase share of wallet, enhance digital engagement and help clients make real financial progress

- Continued to drive top-tier, high-quality client growth with deep relationships, resulting in strong chequing account growth and increased share of wallet, and gained market share [2] in key categories, including retail deposits, business banking deposits and mortgages
- Enhanced our digital capabilities and continued to provide innovative and award-winning customer experiences
  - Received the 2025 Celent Model Bank Award for Payments Innovation for three digital payment client experience initiatives
  - Ranked first in EMARKETER's 2025 Canada Mobile Banking Features Benchmark for the second consecutive year, reflecting our leadership in digitally-enabled, client-focused mobile banking
  - Received 2025 Digital CX awards from *The Digital Banker*, including Outstanding Digital CX for Mobile Banking and Excellence in Omni-Channel Customer Experience
- Continued to deliver differentiated products and services to help clients make real financial progress
  - Launched BMO's Preferred Program for Investors, designed to help families build and preserve their wealth with reduced fees and personalized financial guidance, driving approximately $2 billion in added balances
  - Launched My Financial Progress, a digital goal-planning tool providing comprehensive insights into clients' finances and access to personalized strategies to help them reach their goals
- Partnered with Porter Airlines to launch two new BMO VIPorter® Mastercards®, expanding our line of premium cards and offering immediate access to Porter's loyalty program and accelerated travel rewards, resulting in strong acquisition

(1) Net Promoter Score (NPS): The percentage of customers surveyed who would recommend BMO to a friend or colleague.
(2) Source: OSFI as at June 2025.

**Key Priority:** In Commercial Banking, continue to invest in core sectors and geographies, while deepening client relationships through simplification and digital innovation

- Maintained our second-place national lending market share [1] and achieved best-in-class commercial banking deposit growth for the third consecutive year [2]
- Recognized for Best Innovation in Customer Experience in Commercial Banking and Payments by Datos Insights for the third consecutive year, reflecting a simpler, faster and more intuitive user experience for small and mid-sized businesses [3]
- Strengthened our franchise by investing in front-line talent, expanding client-facing teams to support growth in core sectors and geographies and enhance relationship coverage
- Named Best Bank for Collections in North America by *Global Finance* magazine for providing a comprehensive lockbox network and the only fully-integrated remote deposit capture capability in North America for chequing deposits, delivering convenience, speed and choice for clients through a portfolio of more than 25 receivable products

**Key Priority:** Drive efficiencies by simplifying and digitizing processes, and strengthening digital and AI capabilities to enhance client experience

- Created differentiated and award-winning digital experiences to meet clients where they are in their financial journey, including BMO SmartProgress, an online financial education platform accessible to all Canadians, with more than 40 interactive, customized modules on financial planning topics
- Launched Lumi Assistant, an award-winning AI-powered tool that simplifies and accelerates employees' access to critical information needed to provide advice and guidance to clients
- Received two Best Supply Chain Finance awards from *The Digital Banker* for our Global Trade platform, designed to simplify and customize client experiences
- Recognized by *The Banker* with the Best Bank/Fintech Partnership award in digital innovation for BMO Sync, a solution that in partnership with FISPAN, integrates BMO Online Banking for business services directly into enterprise resource planning and accounting systems
- Received several 2025 Global AI Innovation Awards by *The Digital Banker* for our predictive analytics initiatives, use of AI in customer personalization, best virtual assistant and best new AI product launch of the year – reinforcing our commitment to delivering innovative solutions to our clients

**Key Priority:** Foster a winning culture, attract and develop top talent and promote an inclusive workplace

- Achieved strong employee engagement, with index scores that position us among leading global companies [4]
- Strengthened our leadership in Indigenous Banking through the establishment of the Office of Reconciliation and appointment of a dedicated Head of the Indigenous Banking Unit
- Advanced inclusive recruitment through strategic partnerships with organizations that promote equitable access to employment opportunities

(1) Source: Canadian Bankers Association as at March 2025 in the $1MM-$100MM Loan Band.
(2) Source: OSFI as at June 2025.
(3) Received a Silver Award from Datos.
(4) Source: Qualtrics 2025.

# 2026 Areas of Focus

- Drive profitable growth in our Personal and Commercial Banking franchise, delivering differentiated products and enhanced One Client experiences
- In Personal and Business Banking, drive leading client growth and help clients make real financial progress through a digital-first focus and personalized engagement with simplification, digitization and AI as key enablers
- In Commercial Banking, accelerate growth through targeted client acquisition, simplify to scale with AI and enhance products and solutions to grow share of wallet
- Foster a winning, high-performance culture through collaboration, innovation and inclusion, with a focus on attracting, developing and retaining talent

## Canadian P&C [(1)]

### TABLE 16

(Canadian $ in millions, except as noted)

| As at or for the year ended October 31 | 2025 | 2024 |
|---|---|---|
| Net interest income | **9,667** | 8,852 |
| Non-interest revenue | **2,595** | 2,587 |
| Total revenue | **12,262** | 11,439 |
| Provision for credit losses on impaired loans | **1,952** | 1,326 |
| Provision for credit losses on performing loans | **412** | 333 |
| Total provision for credit losses | **2,364** | 1,659 |
| Non-interest expense | **5,360** | 5,005 |
| Income before income taxes | **4,538** | 4,775 |
| Provision for income taxes | **1,243** | 1,318 |
| Reported net income | **3,295** | 3,457 |
| Dividends on preferred shares and distributions on other equity instruments | **46** | 42 |
| Net income available to common shareholders | **3,249** | 3,415 |
| Acquisition and integration costs [(2)] | **–** | 17 |
| Amortization of acquisition-related intangible assets [(3)] | **58** | 13 |
| Adjusted net income | **3,353** | 3,487 |
| Adjusted net income available to common shareholders | **3,307** | 3,445 |
| Adjusted non-interest expense | **5,279** | 4,964 |
| **Key Performance Metrics** | | |
| Personal and Business Banking revenue | **8,805** | 8,231 |
| Commercial Banking revenue | **3,457** | 3,208 |
| Return on equity (%) [(4)] | **19.4** | 21.4 |
| Adjusted return on equity (%) [(4)] | **19.8** | 21.5 |
| Operating leverage (%) | **0.1** | 2.3 |
| Adjusted operating leverage (%) | **0.9** | 2.7 |
| Efficiency ratio (%) | **43.7** | 43.8 |
| Adjusted efficiency ratio (%) | **43.1** | 43.4 |
| PCL on impaired loans-to-average net loans and acceptances (%) | **0.58** | 0.41 |
| Net interest margin on average earning assets (%) | **2.82** | 2.77 |
| Average earning assets | **342,361** | 319,518 |
| Average gross loans and acceptances | **340,635** | 324,082 |
| Average net loans and acceptances | **338,525** | 322,314 |
| Average deposits | **311,886** | 301,278 |
| Full-time equivalent employees | **15,500** | 16,140 |

(1) Adjusted results and ratios are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2) Acquisition and integration costs related to AIR MILES, recorded in non-interest expense.
(3) Amortization of acquisition-related intangible assets and any impairments, recorded in non-interest expense.
(4) Return on equity is based on allocated capital. Effective fiscal 2025, the capital allocation rate increased to 12.0% of risk-weighted assets, compared with 11.5% in fiscal 2024. For further information, refer to the Non-GAAP and Other Financial Measures section.

Certain comparative figures have been reclassified to conform with the current year's presentation.

### Revenue by Line of Business
($ millions)



### Average Deposits*
($ billions)



### Average Gross Loans and Acceptances*
($ billions)



*Numbers may not add due to rounding.

MD&A

# Financial Review

Canadian P&C reported net income was $3,295 million, a decrease of $162 million or 5% from the prior year, as higher revenue was more than offset by higher provisions for credit losses and higher expenses.

Total revenue was $12,262 million, an increase of $823 million or 7% from the prior year. Net interest income increased $815 million or 9%, due to higher balances and net interest margin. Non-interest revenue increased $8 million from the prior year, due to higher mutual fund distribution and deposit fee revenue, partially offset by lower lending fee revenue reflecting the impact of the transition of bankers' acceptances (BA) exposures to loans, which was offset in net interest income, and lower card-related revenue. Net interest margin of 2.82% increased 5 basis points from the prior year, primarily due to higher loan and deposit margins, partially offset by loans growing faster than deposits.

Personal and Business Banking revenue increased $574 million or 7%, due to higher net interest income and non-interest revenue. Commercial Banking revenue increased $249 million or 8%, due to higher net interest income, partially offset by lower non-interest revenue, including the impact of the transition of BAs to loans.

Total provision for credit losses was $2,364 million, an increase of $705 million from the prior year. Total provision for credit losses as a percentage of average net loans and acceptances was 70 basis points, compared with 51 basis points in the prior year. The provision for credit losses on impaired loans was $1,952 million, an increase of $626 million from the prior year, reflecting higher provisions in Personal and Business Banking, driven by unsecured segments of the consumer portfolio, and in Commercial Banking. The provision for credit losses on impaired loans as a percentage of average net loans and acceptances was 58 basis points, compared with 41 basis points in the prior year. There was a $412 million provision for credit losses on performing loans in the current year, compared with a $333 million provision in the prior year.

Non-interest expense was $5,360 million, an increase of $355 million or 7% from the prior year, primarily due to higher technology costs and employee-related expenses, as well as higher amortization of acquisition-related intangible assets reflecting an impairment related to AIR MILES.

Average gross loans and acceptances increased $16.6 billion or 5% from the prior year. Personal and Business Banking balances increased 4%, primarily reflecting growth in mortgages. Commercial Banking balances increased 7% and credit card balances increased 3%. Average deposits increased $10.6 billion or 4% from the prior year, with higher operating deposits partially offset by lower term deposits. Personal and Business Banking deposits increased 3% and Commercial Banking deposits increased 5%.

For further information on non-GAAP amounts, measures and ratios in this 2025 Operating Segments Performance Review section, refer to the Non-GAAP and Other Financial Measures section.

# Business Environment and Outlook

The Canadian economic environment in fiscal 2025 was impacted by trade uncertainty, including the introduction of tariffs on certain sectors, lower immigration, as well as interest rate reductions by the Bank of Canada. While Canadian P&C loan and deposit growth was strong at the start of the year, the combination of these factors resulted in a deceleration of commercial business investment activity and loan demand, as well as slower housing market activity beginning in the second quarter. Deposit growth slowed due to a decrease in demand for term deposits reflecting lower interest rates, which was largely offset by higher operating account balances and equity market investments, including mutual funds. Strong customer acquisition, including through digital channels, also supported deposit growth in the year. Rising unemployment led to higher delinquencies and provisions for credit losses in unsecured consumer lending products.

Trade uncertainty is expected to continue to impact business activity. However, the introduction of fiscal initiatives by the Canadian government aimed at spurring investment in Canada, as well as support for tariff impacted industries, should lift GDP growth modestly in fiscal 2026 and support moderate commercial and business loan growth through the year. The unemployment rate is expected to increase slightly, putting pressure on consumer unsecured credit losses; however, continued policy rate easing and lower borrowing costs should ease pressure on business and consumer balance sheets through the year and support mortgage customers renewing in fiscal 2026. Deposit growth is expected to continue to slow, as clients seeking higher-yielding products migrate to equity markets. Mortgage growth is forecasted to remain modest, in line with market growth.

The environment in Canada remains competitive. Revenue growth will continue to be supported by investment in our business with a focus on delivering exceptional customer experience and advice across channels, while executing on our strategy to drive business growth and closely managing expenses.

The Canadian economic environment in calendar 2025 and the outlook for calendar 2026 are discussed in more detail in the Economic Developments and Outlook section.

**Caution**
This Canadian Personal and Commercial Banking section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

# U.S. Banking

U.S. Banking serves clients across the United States with a comprehensive range of financial products, services and advice through an integrated network of branches, contact centres and digital banking platforms, with nationwide access to BMO and Allpoint® automated teller machines.

## Lines of Business

**Personal and Business Banking** provides clients with a wide range of products and services, including deposits, home lending, consumer credit, small business lending, credit cards and cash management, with an overall focus on providing exceptional client experience and helping clients make real financial progress.

**Commercial Banking** provides clients with a comprehensive range of commercial products and services, including a variety of financing options and treasury and payment solutions, as well as risk management products. Our commercial bankers partner with clients to anticipate their financial needs, and offer valuable expertise and industry knowledge to help them manage and grow their businesses.

**Private Wealth** supports a diverse client base and provides a comprehensive suite of financial services and wealth management solutions to mass affluent, high net worth and ultra-high net worth individuals, families and business owners.

## 2025 Strategic Priorities and Achievements

We aim to serve our clients' financial needs by delivering client-centric financial solutions and advice. We are committed to growing market share, densifying our presence in key markets and deepening client relationships by bringing the best of BMO to our clients through our One Client strategy. We are focused on delivering profitable growth and improving return on equity by leveraging our Commercial Banking strength, growing client relationships in Personal and Business Banking and positioning our Private Wealth platform to meet the holistic needs of our private banking clients, while continuing to modernize digital capabilities to improve efficiencies and enhance client experience.

### Key Priority: Drive customer loyalty and deliver enhanced One Client experiences

- Improved strong client loyalty in Personal and Business Banking, Commercial Banking and Private Wealth, as measured by Net Promoter Score [1]
- Deepened One Client collaboration between Commercial Banking and Private Wealth, delivering integrated solutions that reflect our unified approach to client needs, and driving increased referral flows
- Named Best Commercial Bank in the United States for the third consecutive year by *World Finance* magazine
- Received the 2025 Celent Model Bank Award for Payments Innovation for three digital payment and client experience initiatives:
  - Direct Deposit Setup, a feature that connects payroll systems directly to BMO accounts
  - Soft Credit Pull, which enables access to credit eligibility and empowers clients to explore credit options with confidence
  - FundsNow, a chequing deposit solution that grants users immediate and guaranteed access to their eligible mobile-deposited cheques
- Expanded our Law Practice advisory services in Private Wealth and deepened relationships with law firms and lawyers, as we strengthened our capabilities to provide curated solutions to clients and the commercial businesses they serve

### Key Priority: Enhance client experience to drive client acquisition, increase share of wallet and expand digital engagement through innovative products, solutions and capabilities that help clients make real financial progress

- Maintained our Top 10 market share [2] in commercial banking, based on total wholesale loans
- Expanded emerging middle market capabilities, with a focus on delivering tailored product solutions, building a high-performing team and refining our service model for greater impact
- Broadened climate specialization across the agriculture and food, and industrial sectors, with new offerings such as sustainable agriculture and clean energy solutions, including commercial and industrial solar finance, and project finance
- Delivered differentiated and award-winning products and services to better serve our clients, including our Premium Checking Account, offering enhanced benefits such as low monthly fees and no foreign transaction fees for international debit purchases
- Launched co-branded BMO LAFC™ Debit Mastercard® and BMO Angel City FC™ Debit Mastercard®, offering exclusive game day offers and experiences
- BMO Flex Rewards and Visa products for commercial clients, expanding client payment solutions and enhancing flexibility and value
- Achieved strong growth in net new assets in Private Wealth through expanded presence in 11 of the top 15 high net worth and ultra-high net worth markets, with a focus on building local teams to provide clients with best-in-class service and enhanced engagement with local communities

(1) Net Promoter Score (NPS): The percentage of customers surveyed who would recommend BMO to a friend or colleague.
(2) National Information Center: FR Y-9c Report.

**Key Priority:** Drive efficiencies by simplifying and digitizing processes, and strengthening digital capabilities

- Continued to enhance our Treasury and Payment Services platform, streamlining digital account opening and expanding BusinessWorks bundles
- Recognized by *The Digital Banker* with the 2025 Customer Experience (CX) Award for Best Use of Customer Feedback for BMO Commercial Bank's onboarding optimization model
- Enhanced our end-to-end mortgage application process, including the addition of a Spanish-language mortgage application, helping make homeownership more accessible and achievable
- Ranked fourth by J.D. Power [1] in its 2025 Regional Mobile Banking App Satisfaction Study for making the mobile banking experience as convenient as possible for our clients
- Enhanced our CreditView® Dashboard tool within our digital banking platform to provide alerts and actionable insights that help clients improve their credit score

**Key Priority:** Foster a winning culture, attract and develop top talent and promote an inclusive workplace

- Achieved strong employee engagement and a high-performing culture, with index scores in key areas such as engagement and ethics that position us among leading global companies
- Integrated our U.S. banking operations, combining Personal and Business Banking, Commercial Banking and Private Wealth, and invested in top talent to strengthen collaboration and deliver exceptional client advice and service
- Supported internal talent development through rotational programs, leadership coaching and digital upskilling initiatives, fostering a high-performing and future-ready workforce

(1) For more information, refer to www.jdpower.com/business.

## 2026 Areas of Focus

- Build on our U.S. Banking franchise to drive profitable growth and client loyalty by delivering integrated and personalized service and advice in targeted client segments and markets
- Unlock opportunities to deepen relationships through an enhanced One Client focus to bring breadth of solutions to our commercial clients, serve our mass affluent clients' needs and strengthen our high-touch private bank platform
- Densify our presence in core markets by deepening our footprint and expanding in targeted markets to accelerate client growth
- Invest to advance digital capabilities to deliver innovative solutions and offerings to our clients, enhance client experience and improve operating efficiency
- Foster a winning, high-performance culture through collaboration, innovation and inclusion, with a focus on attracting, developing and retaining talent

## U.S. Banking [1]

**TABLE 17**

(Canadian $ in millions, except as noted)

| As at or for the year ended October 31 | 2025 | 2024 |
|---|---|---|
| Net interest income (teb) [2] | **9,017** | 8,602 |
| Non-interest revenue | **2,466** | 2,209 |
| Total revenue (teb) [2] | **11,483** | 10,811 |
| Provision for credit losses on impaired loans | **1,010** | 1,285 |
| Provision for credit losses on performing loans | **33** | 392 |
| Total provision for credit losses | **1,043** | 1,677 |
| Non-interest expense | **6,855** | 6,690 |
| Income before income taxes | **3,585** | 2,444 |
| Provision for income taxes (teb) [2] | **775** | 434 |
| Reported net income | **2,810** | 2,010 |
| Dividends on preferred shares and distributions on other equity instruments | **61** | 57 |
| Net income attributable to non-controlling interest in subsidiaries | **14** | 2 |
| Net income available to common shareholders | **2,735** | 1,951 |
| Amortization of acquisition-related intangible assets [3] | **272** | 290 |
| Adjusted net income | **3,082** | 2,300 |
| Adjusted net income available to common shareholders | **3,007** | 2,241 |
| Adjusted non-interest expense | **6,490** | 6,300 |
| Average earning assets | **235,855** | 230,500 |
| Average gross loans and acceptances | **225,104** | 219,167 |
| Average deposits | **244,795** | 237,855 |

(US$ equivalent in millions)

| | 2025 | 2024 |
|---|---|---|
| Net interest income (teb) [2] | **6,427** | 6,330 |
| Non-interest revenue | **1,759** | 1,626 |
| Total revenue (teb) [2] | **8,186** | 7,956 |
| Provision for credit losses on impaired loans | **719** | 943 |
| Provision for credit losses on performing loans | **21** | 285 |
| Total provision for credit losses | **740** | 1,228 |
| Non-interest expense | **4,886** | 4,922 |
| Income before income taxes | **2,560** | 1,806 |
| Provision for income taxes (teb) [2] | **553** | 321 |
| Reported net income | **2,007** | 1,485 |
| Dividends on preferred shares and distributions on other equity instruments | **44** | 42 |
| Net income attributable to non-controlling interest in subsidiaries | **10** | 2 |
| Net income available to common shareholders | **1,953** | 1,441 |
| Amortization of acquisition-related intangible assets [3] | **192** | 214 |
| Adjusted net income | **2,199** | 1,699 |
| Adjusted net income available to common shareholders | **2,145** | 1,655 |
| Adjusted non-interest expense | **4,627** | 4,635 |

**Key Performance Metrics** (US$ basis)

| | 2025 | 2024 |
|---|---|---|
| Personal and Business Banking revenue | **2,897** | 2,801 |
| Commercial Banking revenue | **4,458** | 4,384 |
| Private Wealth revenue | **831** | 771 |
| Return on equity (%) [4] | **7.4** | 5.6 |
| Adjusted return on equity (%) [4] | **8.1** | 6.4 |
| Operating leverage (teb) (%) | **3.6** | (1.0) |
| Adjusted operating leverage (teb) (%) | **3.1** | (0.3) |
| Efficiency ratio (teb) (%) | **59.7** | 61.9 |
| Adjusted efficiency ratio (teb) (%) | **56.5** | 58.3 |
| Net interest margin on average earning assets (teb) (%) | **3.82** | 3.73 |
| PCL on impaired loans-to-average net loans and acceptances (%) | **0.45** | 0.59 |
| Average earning assets | **168,096** | 169,596 |
| Average gross loans and acceptances | **160,437** | 161,261 |
| Average net loans and acceptances | **158,809** | 159,948 |
| Average deposits | **174,440** | 175,004 |
| Assets under administration [5] | **104,368** | 83,450 |
| Assets under management [5] | **83,036** | 69,504 |
| Full-time equivalent employees | **12,317** | 12,786 |

(1) Adjusted results and ratios are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.

(2) Net interest income, total revenue and provision for income taxes are presented on a taxable equivalent basis (teb) and reflected in the ratios. Teb amounts of $33 million in fiscal 2025 and $36 million in fiscal 2024 are offset in Corporate Services. On a source currency basis: US$24 million for fiscal 2025 and US$25 million for fiscal 2024.

(3) Amortization of acquisition-related intangible assets and any impairments, recorded in non-interest expense. On a source currency basis: US$259 million in fiscal 2025 and US$287 million in fiscal 2024.

(4) Return on equity is based on allocated capital. Effective fiscal 2025, the capital allocation rate increased to 12.0% of risk-weighted assets, compared with 11.5% in fiscal 2024. For further information, refer to the Non-GAAP and Other Financial Measures section.

(5) Relates to Private Wealth. Assets under administration excludes assets under custody.

Certain comparative figures have been reclassified to conform with the current year's presentation.

**Revenue by Line of Business** (teb) [2]
(US$ millions)



- Personal and Business Banking
- Commercial Banking
- Private Wealth

| | 2024 | 2025 |
|---|---|---|
| Total | 7,956 | 8,186 |
| Private Wealth | 771 | 831 |
| Commercial Banking | 4,384 | 4,458 |
| Personal and Business Banking | 2,801 | 2,897 |

**Average Deposits\***
(US$ billions)



- Personal and Business Banking
- Commercial Banking
- Private Wealth

| | 2024 | 2025 |
|---|---|---|
| Total | 175.0 | 174.4 |
| Private Wealth | 11.5 | 11.6 |
| Commercial Banking | 80.7 | 80.7 |
| Personal and Business Banking | 82.8 | 82.2 |

**Average Gross Loans and Acceptances\***
(US$ billions)



- Personal and Business Banking
- Commercial Banking
- Private Wealth

| | 2024 | 2025 |
|---|---|---|
| Total | 161.3 | 160.4 |
| Private Wealth | 10.6 | 11.9 |
| Commercial Banking | 117.1 | 113.3 |
| Personal and Business Banking | 33.6 | 35.2 |

*Numbers may not add due to rounding.

# Financial Review

U.S. Banking [1] reported net income was $2,810 million, an increase of $800 million or 40% from the prior year. The impact of the stronger U.S. dollar increased revenue and expenses by 3% and net income by 4%, respectively. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income was $2,007 million, an increase of $522 million or 35% from the prior year, reflecting lower provisions for credit losses, higher revenue and lower expenses.

Total revenue was $8,186 million, an increase of $230 million or 3% from the prior year. Net interest income increased $97 million or 2%, primarily due to higher net interest margin, partially offset by lower balances. Non-interest revenue increased $133 million or 8%, due to higher deposit fee revenue, including strong growth in treasury and payment fees, and higher wealth management fees driven by the impact of stronger markets and net sales, partially offset by the impact of a loss on the strategic sale of a non-relationship credit card portfolio in the current year. Net interest margin of 3.82% increased 9 basis points, primarily due to higher deposit margins driven by deposit optimization.

Personal and Business Banking revenue increased $96 million or 3%, due to higher net interest income, partially offset by lower non-interest revenue. Commercial Banking revenue increased $74 million or 2%, primarily due to higher non-interest revenue. Private Wealth revenue increased $60 million or 8%, due to higher non-interest revenue and higher net interest income.

Total provision for credit losses was $740 million, a decrease of $488 million from the prior year. Total provision for credit losses as a percentage of average net loans and acceptances was 47 basis points, compared with 77 basis points in the prior year. The provision for credit losses on impaired loans was $719 million, a decrease of $224 million, largely due to lower provisions in Commercial Banking. The provision for credit losses on impaired loans as a percentage of average net loans and acceptances was 45 basis points, compared with 59 basis points in the prior year. There was a $21 million provision for credit losses on performing loans in the current year, compared with a $285 million provision in the prior year.

Non-interest expense was $4,886 million, a decrease of $36 million or 1% from the prior year, reflecting disciplined expense management across several categories, partially offset by higher employee-related expenses reflecting investments in talent.

Average gross loans and acceptances decreased $0.8 billion or 1% from the prior year to $160.4 billion. Commercial Banking balances decreased 3% reflecting balance sheet optimization initiatives, Personal and Business Banking balances increased 5% and Private Wealth balances increased 13%. Average total deposits decreased $0.6 billion to $174.4 billion. Personal and Business Banking deposits decreased 1% and Private Wealth deposits increased 1%, with Commercial Banking relatively unchanged from the prior year.

Assets under management increased $13.5 billion or 19% from the prior year to $83.0 billion, driven by stronger global markets and higher client assets. Assets under administration increased $20.9 billion or 25% to $104.4 billion, driven by stronger global markets.

For further information on non-GAAP amounts, measures and ratios in this 2025 Operating Segments Performance Review section, refer to the Non-GAAP and Other Financial Measures section.

# Business Environment and Outlook

The U.S. banking industry saw modest growth in loans and deposits in fiscal 2025, after an extended period of muted business loan demand and activity, with higher net interest margins due to moderating deposit costs following initial rate cuts. Our performance was supported by disciplined expense management and good revenue growth, including margin expansion and higher fee-based revenue, while loans and deposits declined moderately reflecting balance sheet optimization to support improvement in return on equity. Credit performance has improved across the industry and BMO's impaired losses have moderated from peak levels in the fourth quarter of fiscal 2024.

While tariffs and trade disputes are having an impact on the economy, GDP growth remains solid and consumer spending resilient, with steady growth expected to continue in fiscal 2026. With the Federal Reserve expected to continue easing interest rates, lower borrowing costs should support stronger business and consumer lending demand and further improvement in credit performance, as well as stabilization of deposit costs. The U.S. banking environment remains highly competitive with several bank merger and acquisition transactions announced that will impact banks' strategies in the markets they serve.

We expect loan and deposit growth to strengthen, excluding the impact of the announced sale of branches in non-strategic markets, with revenue growth supported by the alignment and deeper integration of our Personal and Business Banking, Commercial Banking and Private Wealth franchises. We are focused on allocating resources to areas of competitive strength, advancing growth initiatives while maintaining disciplined expense management to accelerate business momentum and capture growth opportunities as economic conditions improve.

The U.S. economic environment in calendar 2025 and the outlook for calendar 2026 are discussed in more detail in the Economic Developments and Outlook section.

**Caution**

This U.S. Banking section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

(1) Effective the fourth quarter of 2025, BMO combined its U.S. wealth management business, previously reported within Wealth Management, with U.S. Personal and Commercial Banking to form a unified U.S. Banking operating segment. Financial results for prior periods have been reclassified to conform with the current presentation. For further information, refer to the How BMO Reports Operating Segments Results section.

# Wealth Management

Wealth Management serves a full range of clients across Canada, from individuals and families to business owners and institutions, offering a wide spectrum of wealth, asset management and insurance products and services aimed at helping clients make real financial progress through planning, growing, protecting and transitioning their wealth. Our asset management business is focused on delivering innovative financial solutions and strategies for our clients.

MD&A

## Lines of Business

**Private Wealth** provides full-service investing, banking and wealth advisory services to mass affluent, high net worth and ultra-high net worth clients, leveraging individualized financial planning and advice-based solutions such as investment management, business succession planning, trust and estate services and philanthropy.

**BMO InvestorLine** leads Wealth Management's digital investing services, offering three ways for Canadian clients to invest: a self-directed online trading platform for investors who want to be in control of their investments; adviceDirect® for investors who want to make their own investment decisions with personalized advice and support; and SmartFolio® for investors who want low-fee, professionally managed portfolios aligned with their investment objectives.

**Global Asset Management** provides investment management services to institutional, retail and high net worth investors, offering a wide range of innovative, client-focused solutions and strategies to help clients meet their investment objectives.

**Insurance** is a diversified insurance and wealth solutions provider and a leader in pension de-risking solutions. The Insurance group manufactures individual life, critical illness and annuity products, as well as segregated funds. In addition, group creditor and travel insurance is available to clients in Canada through BMO.

## 2025 Strategic Priorities and Achievements

We aim to deliver a world-class client experience by being a leader in financial advice. To achieve this, we provide investment and planning solutions to solve both everyday investor needs, as well as complex financial challenges. Focusing on the best experience and outcomes for our clients, we strive to provide dynamic full-service financial advice for current and next-generation clients, delivering superior, empathetic service and solutions that meet their needs on an easy-to-navigate platform. Leveraging strong data and analytics capabilities, we are committed to utilizing technology solutions to gain efficiencies, strengthen risk management practices and streamline processes with a focus on improving return on equity.

**Key Priority:** Advance our leadership in private wealth advisory services through a One Client approach to plan, grow, protect and transition our clients' wealth

- Achieved record-high loyalty scores across most of our businesses, as measured by Net Promoter Score [1], reflecting our continued investment in improving client experience
- Named Best Private Bank in Canada for the 15th consecutive year by *World Finance* magazine
- Recognized as Canada's Best Private Bank for both Ultra-High-Net-Worth Clients and Philanthropic Advisory Services at the Euromoney Global Private Banking Awards 2025 for our commitment to providing personalized private banking services, customized lending solutions and support for families in developing philanthropic plans that are aligned with their goals
- Acquired Burgundy Asset Management Ltd., a leading independent wealth manager in Canada, expanding our wealth management and financial planning capabilities focused on high net worth individuals, families and institutions
- Provided curated insights on market trends from our global team of experts, including on the impact of U.S. policy changes, to educate clients and offer practical advice and guidance

**Key Priority:** Extend our advantage as a solutions provider, expanding asset management and insurance offerings in key growth areas to provide innovative, competitive product solutions that meet the evolving needs of our clients

- Introduced a broad suite of Canadian Depositary Receipts (CDRs), providing Canadian investors with enhanced access to foreign market-traded companies, while effectively mitigating currency risk
- Sustained leadership in exchange-traded funds (ETFs) net flows [2] by launching a suite of innovative strategies, including the Human Capital Factor U.S. Equity ETF, the AAA CLO ETF and the SPDR Select Sector Index ETFs. These were complemented by a series of actively managed ETFs designed to deliver differentiated performance through tactical positioning and disciplined investment processes
- Launched innovative alternative investment strategies, including the Alpha Managers Hedge Fund, which leverages the combined strength of BMO and Goldman Sachs Asset Management to deliver a differentiated absolute return strategy to Canadian investors
- Received 25 FundGrade A+® Awards from analytics firm Fundata Canada Inc. for consistent risk-adjusted performance, with three mutual funds awards and 22 ETF awards – the most of any other financial institutions rated in 2024 [3]
- Received 12 2025 Canada LSEG Lipper Fund Awards, recognizing our commitment to deliver strong risk-adjusted performance for our clients across a diverse range of investment solutions – seven BMO Mutual Funds and five BMO ETFs received top honours

(1) Net Promoter Score (NPS): The percentage of customers surveyed who would recommend BMO to a friend or colleague.
(2) National Bank ETF Report as at July 31, 2025.
(3) Announced in fiscal 2025.

**Key Priority:** Deliver top-tier digital wealth management offerings, building on our differentiated digital advisory capabilities to simplify, streamline and integrate digital client experiences

- Continued to enhance Rovr AI, the first external advisor-facing, generative AI-powered digital assistant in the Canadian individual insurance market, laying the foundation for an agentic (autonomous) framework that improves efficiency, supports decision-making and enhances the customer experience
- Launched expanded digital capabilities and new online features in BMO InvestorLine, including multi-leg option trading, digital enrolment for Shareholder Dividend Reinvestment and Share Purchase Plans and enhanced views of position types, to improve user experience
- Empowered online clients through new digital planning capabilities, enabling them to create financial plans that position them for real financial progress
- Achieved top-tier user rating for our BMO Invest mobile app for both iOS and Android platforms, reflecting our ongoing investment in the digital client experience [1]

**Key Priority:** Foster a winning culture focused on alignment, empowerment and recognition, with a commitment to an inclusive workplace that promotes innovation and collaboration

- Achieved strong employee engagement with notable year-over-year growth in index scores in specific areas, including alignment, empowerment and recognition, which positions us among leading global companies
- Launched Innovation Program, designed to ignite internal idea sharing, visionary thinking and solutioning, including recognition of achievements across the enterprise
- Held focused events and programs to attract and retain high-performing talent, reinforcing our commitment to ensuring an inclusive workforce

(1) App Store Rating as at October 31, 2025.

## 2026 Areas of Focus

- Be a Canadian leader in financial advisory services and accelerate our One Client approach to deliver a world-class client experience
- Strengthen our position as a solutions provider through innovative and competitive asset management and insurance offerings that help grow and protect the financial interests of our clients
- Accelerate digital and AI-powered solutions that drive client value, while continuing to modernize technology and enhance productivity
- Foster a winning, high-performance culture through collaboration, innovation and inclusion, with a focus in attracting, developing and retaining talent

## Wealth Management [1]

### TABLE 18

| (Canadian $ in millions, except as noted) As at or for the year ended October 31 | 2025 | 2024 |
|---|---|---|
| Net interest income | 1,020 | 873 |
| Non-interest revenue | 4,282 | 3,726 |
| Total revenue | 5,302 | 4,599 |
| Provision for credit losses on impaired loans | 8 | 15 |
| Provision for credit losses on performing loans | 2 | 2 |
| Total provision for credit losses | 10 | 17 |
| Non-interest expense | 3,460 | 3,176 |
| Income before income taxes | 1,832 | 1,406 |
| Provision for income taxes | 451 | 339 |
| Reported net income | 1,381 | 1,067 |
| Dividends on preferred shares and distributions on other equity instruments | 6 | 6 |
| Net income available to common shareholders | 1,375 | 1,061 |
| Acquisition and integration costs [2] | 4 | – |
| Adjusted net income | 1,385 | 1,067 |
| Adjusted net income available to common shareholders | 1,379 | 1,061 |
| Adjusted non-interest expense | 3,454 | 3,176 |
| **Key Performance Metrics** | | |
| Wealth and Asset Management reported net income | 1,065 | 831 |
| Wealth and Asset Management adjusted net income | 1,069 | 831 |
| Insurance reported net income | 316 | 236 |
| Return on equity (%) [3] | 45.4 | 36.5 |
| Adjusted return on equity (%) [3] | 45.6 | 36.5 |
| Operating leverage (%) | 6.3 | 1.6 |
| Adjusted operating leverage (%) | 6.5 | 1.6 |
| Efficiency ratio (%) | 65.3 | 69.1 |
| Adjusted efficiency ratio (%) | 65.1 | 69.1 |
| PCL on impaired loans-to-average net loans and acceptances (%) | 0.03 | 0.05 |
| Average assets | 53,224 | 49,134 |
| Average gross loans and acceptances | 30,003 | 28,532 |
| Average net loans and acceptances | 29,979 | 28,511 |
| Average deposits | 52,359 | 45,874 |
| Assets under administration (AUA) [4] | 282,258 | 245,183 |
| Assets under management (AUM) | 390,282 | 326,032 |
| Full-time equivalent employees | 5,289 | 4,998 |

(1) Adjusted results and ratios are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2) Burgundy pre-tax acquisition and integration costs, recorded in non-interest expense.
(3) Return on equity is based on allocated capital. Effective fiscal 2025, the capital allocation rate increased to 12.0% of risk-weighted assets, compared with 11.5% in fiscal 2024. For further information, refer to the Non-GAAP and Other Financial Measures section.
(4) Certain assets under management that are also administered by BMO are included in assets under administration.

Certain comparative figures have been reclassified to conform with the current year's presentation.

**Reported Net Income**
($ millions)



**AUA and AUM***
($ billions)



*Numbers may not add due to rounding.

**2025 Net Revenue by Line of Business**
(%)



9% Insurance
10% BMO InvestorLine
22% Global Asset Management
59% Private Wealth

# Financial Review

Wealth Management [1] reported net income was $1,381 million, an increase of $314 million or 29% from the prior year. Wealth and Asset Management net income was $1,065 million, an increase of $234 million or 28%, and Insurance net income was $316 million, an increase of $80 million or 34% from the prior year.

Total revenue was $5,302 million, an increase of $703 million or 15%. Revenue in Wealth and Asset Management was $4,799 million, an increase of $567 million or 13%, primarily due to the impact of stronger global markets and net sales, strong growth in loan and deposit balances and higher brokerage transaction volumes. Insurance revenue was $503 million, an increase of $136 million or 37%, primarily due to favourable market movements in the current year and a gain on the sale of a portfolio of insurance contracts.

The provision for credit losses was $10 million, a decrease of $7 million from the prior year. The provision for credit losses on impaired loans decreased $7 million and the provision for credit losses on performing loans was relatively unchanged from the prior year.

Non-interest expense was $3,460 million, an increase of $284 million or 9% from the prior year, primarily due to higher employee-related expenses, including higher revenue-based costs and investment in talent.

Assets under management increased $64.3 billion or 20% from the prior year to $390.3 billion, and assets under administration increased $37.1 billion or 15% to $282.3 billion, both driven by stronger global markets and higher client assets. Average gross loans increased 5% and average deposits increased 14% from the prior year.

For further information on non-GAAP amounts, measures and ratios in this 2025 Operating Segments Performance Review section, refer to the Non-GAAP and Other Financial Measures section.

# Business Environment and Outlook

Wealth Management delivered strong performance in fiscal 2025, supported by favourable market conditions and ongoing strategic investments. Revenue growth was driven by higher assets under management reflecting robust market activity and strong net asset flows, partially offset by the impact of an industry-wide reduction in asset yields and declining interest rates. Operational efficiency remained a key focus, as we continued to invest in AI, automation and technology platforms to simplify, streamline and integrate digital solutions for our clients, while enhancing advisor-facing tools. Our Insurance and Global Asset Management businesses expanded their product offerings in key growth areas, delivering innovative and competitive solutions tailored to the evolving needs of our clients.

Looking ahead to fiscal 2026, strong market activity and net asset flows should continue to support business growth. However, global macroeconomic developments, geopolitical tensions and ongoing trade policy uncertainty may impact overall business performance.

We remain committed to supporting our clients with expert advice and comprehensive investment solutions to help them navigate market volatility and macroeconomic uncertainty. This includes investments in digital-first products and innovative offerings designed to help clients achieve their financial goals.

The Canadian economic environment in calendar 2025 and the outlook for calendar 2026 are discussed in more detail in the Economic Developments and Outlook section.

**Caution**
This Wealth Management section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

(1) Effective the fourth quarter of 2025, BMO combined its U.S. wealth management business, previously reported within Wealth Management, with U.S. Personal and Commercial Banking to form a unified U.S. Banking operating segment. Financial results for prior periods have been reclassified to conform with the current presentation. For further information, refer to the How BMO Reports Operating Segments Results section.

# Capital Markets

Capital Markets offers a comprehensive range of products and services to corporate, institutional and government clients globally. Our extensive network of approximately 2,700 professionals in 38 locations around the world supports the growth aspirations of our clients across the enterprise.

## Lines of Business

**Investment and Corporate Banking** offers debt and equity capital-raising services to clients, as well as loan origination and syndication, balance sheet management solutions and treasury management services. We provide clients with strategic advice on mergers and acquisitions, restructurings and recapitalizations, trade finance and risk mitigation services to support international business activities, along with a wide range of banking and other operating services tailored to North American and international financial institutions.

**Global Markets** offers research and access to financial markets for institutional, corporate and retail clients through an integrated suite of sales and trading solutions related to debt, foreign exchange, interest rates, credit, equities, securitization and commodities. New product development and origination services are also offered, as well as risk management and advisory services for hedging strategies, including interest rates, foreign exchange rates and commodities prices. In addition, Global Markets provides funding and liquidity management services to clients.

## 2025 Strategic Priorities and Achievements

We aim to deliver leading capital markets solutions to our North American and international clients through a differentiated platform with market leadership across products, sectors and geographies. We are committed to delivering exceptional service and tailored solutions that meet the evolving needs of our clients and working in close partnership across the organization to strengthen and deepen client relationships. We are focused on boosting efficiency and supporting return on equity by modernizing technology, operations and data, and aligning our resources where we have strength and opportunity.

**Key Priority:** Drive greater collaboration and connectivity across BMO to better serve our clients and grow market share where we have competitive strength and opportunity

- Leveraged our diverse business mix to help lead several market firsts for our clients, including:
  - Joint lead bookrunner for Groupe Dynamite Inc.'s $314 million initial public offering (IPO), the largest IPO in Canada since 2022
  - Co-advisor to BCE Inc. in its USD$7 billion acquisition of Ziply Fiber, becoming the third-largest fibre internet provider in North America
  - Joint lead arranger, joint bookrunner and administrative agent on senior secured credit facilities for e.l.f. Beauty to finance their acquisition of rhode
- Advanced our position as a market leader across priority markets and products, including:
  - U.S. agency collateral mortgage obligation new issuance
  - Bank of Canada rates trading and Canadian government bond issuance
  - Canadian investment banking M&A and equity capital markets
- Achieved industry-leading scores in Corporate Banking and Treasury and Payment Solutions, as measured by Net Promoter Score [1]
- Strengthened our position as a global leader in metals and mining:
  - Named the Best Metals & Mining Investment Bank of the Year by *Global Finance* magazine for the 16th consecutive year
  - Held leading market share in metals and mining mergers and acquisitions, including the second largest transaction in the sector with the announced merger of Teck Resources Ltd. and Anglo American plc
  - Expanded our offerings by joining the London Metal Exchange (LME) as an approved Category 2 bank
- Helped clients navigate a highly uncertain environment, including the evolution of trade and tariffs, by providing a broad array of comprehensive resources and events featuring industry experts
- Deepened client relationships with expertise and insights through leading annual investor conferences, such as our 34th Global Metals, Mining and Critical Minerals Conference, 20th Farm-to-Market Conference, 22nd Infrastructure and Utilities Conference, 12th Government, Reserve and Asset Managers Conference and 11th High-Yield Conference
- Launched a new strategic direct lending partnership with Canal Road Group, building and expanding on our private credit financing capabilities

(1) Net Promoter Score (NPS): The percentage of customers surveyed who would recommend BMO to a friend or colleague.

MD&A

**Key Priority:** Continue to provide solutions to support our clients' climate transition

- Supported our clients' climate transition, including through a first-of-its-kind Carbon Advisory and exclusive Carbon Offset Marketing mandates
- Became the first North American bank to issue a labelled Indigenous bond in support of Indigenous-owned business and communities
- Ranked the top sustainable bond underwriter of the year in Canada with notable deals for the Government of Canada, Hydro One Inc., City of Toronto, Desjardins and Hydro Ottawa [1]
- Advised and assisted Canada Development Investment Corp. in structuring Canada's Indigenous Loan Guarantee Program (ILGP) as part of our ongoing support for Indigenous equity participation in major Canadian infrastructure

**Key Priority:** Drive technology transformation, data-centric decision-making and innovative solutions, and build scale and maximize return on investment with end-to-end delivery and execution

- Launched our first in-house agentic AI application, offering bankers an analysis of historical underwritten loan transactions
- Streamlined our technology ecosystem through the rationalization of applications and process reengineering to enhance scalability and accelerate service delivery
- Enhanced analytics capabilities to optimize resource allocation, improve workflow efficiency and strengthen risk management and monitoring

**Key Priority:** Advance our winning culture, attract and develop top talent and promote an inclusive workplace

- Achieved strong employee engagement index scores, with notable year-over-year improvement in alignment, empowerment and recognition
- Invested in the growth and development of our talent through learning programs, such as our One Client and Leader Learning series
- Continued to attract top-tier talent with a focus on building high-performing teams that drive measurable impacts across the bank
- Supported the communities we serve through hallmark programs, including BMO's Employee Giving Campaign and Equity Through Education

(1) Source: Bloomberg, Capital Markets.

## 2026 Areas of Focus

- Grow and deepen client relationships, delivering integrated solutions and leveraging our One Client approach
- Expand our product capabilities to drive client value with a focus on areas where we have a competitive advantage
- Continue to invest in technology and deploy AI-powered capabilities to deliver operational efficiencies and innovation
- Foster a winning, high-performance culture through collaboration, innovation and inclusion, with a focus on attracting, developing and retaining talent

## Capital Markets [1]

### TABLE 19

| (Canadian $ in millions, except as noted) As at or for the year ended October 31 | 2025 | 2024 |
|---|---|---|
| Net interest income (teb) [2] | 2,482 | 1,731 |
| Non-interest revenue | 4,965 | 4,785 |
| Total revenue (teb) [2] | 7,447 | 6,516 |
| Provision for credit losses on impaired loans | 133 | 367 |
| Provision for credit losses on performing loans | 68 | 2 |
| Total provision for credit losses | 201 | 369 |
| Non-interest expense | 4,616 | 4,278 |
| Income before income taxes | 2,630 | 1,869 |
| Provision for income taxes (teb) [2] | 653 | 377 |
| Reported net income | 1,977 | 1,492 |
| Dividends on preferred shares and distributions on other equity instruments | 41 | 37 |
| Net income available to common shareholders | 1,936 | 1,455 |
| Acquisition and integration costs [3] | – | 15 |
| Amortization of acquisition-related intangible assets [4] | 22 | 31 |
| Adjusted net income | 1,999 | 1,538 |
| Adjusted net income available to common shareholders | 1,958 | 1,501 |
| Adjusted non-interest expense | 4,586 | 4,216 |
| **Key Performance Metrics** | | |
| Global Markets revenue | 4,599 | 3,898 |
| Investment and Corporate Banking revenue | 2,848 | 2,618 |
| Return on equity (%) [5] | 14.0 | 11.0 |
| Adjusted return on equity (%) [5] | 14.2 | 11.4 |
| Operating leverage (teb) (%) | 6.4 | 1.9 |
| Adjusted operating leverage (teb) (%) | 5.5 | 2.6 |
| Efficiency ratio (teb) (%) | 62.0 | 65.7 |
| Adjusted efficiency ratio (teb) (%) | 61.6 | 64.7 |
| PCL on impaired loans-to-average net loans and acceptances (%) | 0.16 | 0.44 |
| Average assets | 551,491 | 468,963 |
| Average gross loans and acceptances | 84,273 | 83,024 |
| Average net loans and acceptances | 83,951 | 82,669 |
| Full-time equivalent employees | 2,740 | 2,710 |
| **U.S. Business Select Financial Data** (US$ in millions) | | |
| Total revenue (teb) [2] | 2,654 | 2,286 |
| Non-interest expense | 1,662 | 1,599 |
| Reported net income | 678 | 350 |
| Adjusted non-interest expense | 1,651 | 1,580 |
| Adjusted net income | 686 | 364 |
| Average assets | 192,595 | 157,876 |
| Average gross loans and acceptances | 32,088 | 31,795 |

(1) Adjusted results and ratios are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.

(2) Net interest income, total revenue and provision for income taxes are presented on a taxable equivalent basis (teb) and reflected in the ratios. Teb amounts of $6 million in fiscal 2025 and $22 million in fiscal 2024 are offset in Corporate Services. Beginning January 1, 2024, we treated certain Canadian dividends as non-deductible for tax purposes, due to legislation that was enacted in the third quarter of fiscal 2024. As a result, we no longer report this revenue on a teb basis.

(3) Acquisition and integration costs related to Clearpool and Radicle, recorded in non-interest expense.

(4) Amortization of acquisition-related intangible assets and any impairments, recorded in non-interest expense. Fiscal 2025 and fiscal 2024 included an impairment related to Radicle of $10 million and $18 million, respectively.

(5) Return on equity is based on allocated capital. Effective fiscal 2025, the capital allocation rate increased to 12.0% of risk-weighted assets, compared with 11.5% in fiscal 2024. For further information, refer to the Non-GAAP and Other Financial Measures section.

### Revenue by Line of Business (teb) [2]
($ millions)



■ Global Markets
■ Investment and Corporate Banking

### Revenue by Geography
(%)



■ Canada and Other Countries
■ United States

## Financial Review

Capital Markets reported net income was $1,977 million, an increase of $485 million or 33% from the prior year, as higher revenue and lower provisions for credit losses were partially offset by higher expenses.

Total revenue was $7,447 million, an increase of $931 million or 14% from the prior year. Global Markets revenue increased $701 million or 18%, due to higher trading revenue across all products, reflecting strong client activity, and the impact of the stronger U.S. dollar. Investment and Corporate Banking revenue increased $230 million or 9% from the prior year, reflecting higher underwriting and advisory fee revenue driven by strong Canadian M&A activity, higher corporate banking revenue driven by strong deposit and fee revenue growth and the impact of the stronger U.S. dollar, partially offset by the impact of markdowns on investments.

Total provision for credit losses was $201 million, a decrease of $168 million from the prior year. The provision for credit losses on impaired loans was $133 million, compared with a $367 million provision in the prior year. There was a $68 million provision for credit losses on performing loans in the current year, compared with a $2 million provision in the prior year.

Non-interest expense was $4,616 million, an increase of $338 million or 8% from the prior year, driven by higher performance-based compensation and technology costs, as well as the impact of the stronger U.S. dollar.

Average gross loans and acceptances of $84.3 billion increased $1.2 billion or 2% from the prior year.

For further information on non-GAAP amounts, measures and ratios in this 2025 Operating Segments Performance Review section, refer to the Non-GAAP and Other Financial Measures section.

## Business Environment and Outlook

Capital Markets delivered solid financial performance in fiscal 2025, demonstrating disciplined execution and adaptability in a complex operating environment. We effectively managed our business through macroeconomic volatility, including tariff adjustments and trade disputes, by proactively reallocating resources and optimizing risk across businesses.

Global Markets delivered strong results, led by broad-based trading strength, as we supported our clients amid market volatility, including particularly strong commodities trading, where we are uniquely positioned to support a broad range of client needs. Investment and Corporate Banking experienced a rebound in underwriting and advisory activity, with notable momentum in Canadian M&A, as market sentiment and client confidence strengthened in the second half of the year.

Looking ahead to 2026, Investment Banking activity is poised to benefit from M&A momentum and equity and debt issuance, while ongoing volatility across key asset classes is anticipated to drive trading revenue. However, geopolitical risks and trade uncertainty may impact market performance and business activity. The business remains well positioned to capture profitable growth and sustainable returns through disciplined risk management, targeted client coverage, and further investments in technology and AI-enabled platforms.

The Canadian and U.S. economic environment in calendar 2025 and the outlook for calendar 2026 are discussed in more detail in the Economic Developments and Outlook section.

**Caution**
This Capital Markets section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

# Corporate Services, including Technology and Operations

Corporate Services consists of Corporate Units and Technology and Operations (T&O). Corporate Units provide enterprise-wide expertise, governance and support in a number of areas, including strategic planning, risk management, treasury, finance, legal and regulatory compliance, sustainability, human resources, communications, marketing, real estate and procurement. T&O develops, monitors, manages and maintains governance of information technology, including data and analytics and the development and use of AI-powered tools, and provides cyber security and operations services.

Corporate Services focuses on enterprise-wide priorities for maintaining a sound internal control and risk management environment and regulatory compliance, including the management, assessment and monitoring of BMO's investment portfolios and funding, liquidity and capital activities, as well as any exposures to credit, foreign exchange and interest rate risks. In support of the operating segments, Corporate Services develops and implements enterprise-wide processes, systems and controls to maintain operating efficiency and enable our businesses to adapt and meet their customer experience objectives.

The costs of Corporate Units and T&O services are largely allocated to the four operating segments, with any remaining amounts retained in Corporate Services. As such, Corporate Services results largely reflect the impact of residual unallocated expenses, residual treasury-related activities and the elimination of taxable equivalent adjustments. We review revenue and expense allocation methodologies annually.

## Corporate Services, including Technology and Operations [1]

**TABLE 20**

| (Canadian $ in millions, except as noted)<br>As at or for the year ended October 31 | 2025 | 2024 |
|---|---:|---:|
| Net interest income before segment teb offset | **(660)** | (532) |
| Segment teb offset | **(39)** | (58) |
| Net interest income (teb) | **(699)** | (590) |
| Non-interest revenue | **479** | 20 |
| Total revenue (teb) | **(220)** | (570) |
| Provision for credit losses on impaired loans | **44** | 73 |
| Provision (recovery of provision) for credit losses on performing loans | **(45)** | (34) |
| Total provision (recovery of provision) for credit losses | **(1)** | 39 |
| Non-interest expense | **816** | 350 |
| Loss before income taxes | **(1,035)** | (959) |
| Recovery of income taxes (teb) | **(297)** | (260) |
| Reported net loss | **(738)** | (699) |
| Dividends on preferred shares and distributions on other equity instruments | **282** | 244 |
| Net income attributable to non-controlling interest in subsidiaries | **2** | 7 |
| Net loss available to common shareholders | **(1,022)** | (950) |
| Acquisition and integration costs [2] | **9** | 97 |
| Impact of divestitures | **102** | – |
| Legal provision/reversal (including related interest expense and legal fees) | **–** | (834) |
| Impact of loan portfolio sale | **–** | 136 |
| FDIC special assessment | **(14)** | 357 |
| Impact of alignment of accounting policies | **70** | – |
| Adjusted net loss | **(571)** | (943) |
| Adjusted net loss available to common shareholders | **(855)** | (1,194) |
| Adjusted total revenue (teb) | **(220)** | (953) |
| Adjusted non-interest expense | **626** | 333 |
| Full-time equivalent employees | **17,388** | 16,963 |
| **U.S. Business Select Financial Data** (US$ in millions) | | |
| Total revenue (teb) [3] | **(15)** | 401 |
| Total provision (recovery of provision) for credit losses | **(2)** | 3 |
| Non-interest expense | **348** | 47 |
| Provision for (recovery of) income taxes (teb) [3] | **(107)** | 74 |
| Reported net income (loss) | **(254)** | 277 |
| Adjusted total revenue | **(15)** | 118 |
| Adjusted non-interest expense | **246** | 36 |
| Adjusted net income | **(160)** | 96 |

(1) Adjusted results are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2) Acquisition and integration costs related to the acquisition of Bank of the West, recorded in non-interest expense.
(3) Segment taxable equivalent basis (teb) offset amounts recorded in net interest income, total revenue and provision for (recovery of) income taxes: $39 million in fiscal 2025 and $58 million in fiscal 2024.

## Financial Review

Corporate Services reported net loss was $738 million, compared with a reported net loss of $699 million in the prior year. Reported net loss reflected higher revenue, more than offset by higher expenses.

The higher reported net loss in the current year included a write-down of goodwill related to the announced sale of branches in certain U.S. markets and the impact of aligning accounting policies for employee vacation across legal entities, partially offset by lower acquisition and integration costs, while the prior year benefitted from the reversal of the legal provision, partially offset by the impact of an FDIC special assessment charge and a net accounting loss on the sale of a portfolio of recreation vehicle loans.

Adjusted net loss was $571 million, compared with $943 million in the prior year. Adjusted net loss excluded the items noted above and reflected higher revenue, partially offset by higher expenses. Adjusted revenue increased, primarily due to higher treasury-related revenue, including the impact of market volatility on hedge positions in the prior year. The increase in adjusted expenses was primarily due to higher employee-related expenses, including the impact of the consolidation of certain U.S. retirement benefit plans in the prior year.

For further information on non-GAAP amounts, measures and ratios in this 2025 Operating Segments Performance Review section, refer to the Non-GAAP and Other Financial Measures section.

# Summary Quarterly Earnings Trends

## Summarized Statement of Income and Quarterly Financial Measures (1)

**TABLE 21**

| (Canadian $ in millions, except as noted) | Q4-2025 | Q3-2025 | Q2-2025 | Q1-2025 | Q4-2024 | Q3-2024 | Q2-2024 | Q1-2024 |
|---|---|---|---|---|---|---|---|---|
| Net interest income | 5,496 | 5,496 | 5,097 | 5,398 | 5,438 | 4,794 | 4,515 | 4,721 |
| Non-interest revenue | 3,845 | 3,492 | 3,582 | 3,868 | 3,519 | 3,398 | 3,459 | 2,951 |
| Revenue | 9,341 | 8,988 | 8,679 | 9,266 | 8,957 | 8,192 | 7,974 | 7,672 |
| Provision for credit losses on impaired loans | 750 | 773 | 765 | 859 | 1,107 | 828 | 658 | 473 |
| Provision for credit losses on performing loans | 5 | 24 | 289 | 152 | 416 | 78 | 47 | 154 |
| Total provision for credit losses | 755 | 797 | 1,054 | 1,011 | 1,523 | 906 | 705 | 627 |
| Non-interest expense | 5,556 | 5,105 | 5,019 | 5,427 | 4,427 | 4,839 | 4,844 | 5,389 |
| Income before income taxes | 3,030 | 3,086 | 2,606 | 2,828 | 3,007 | 2,447 | 2,425 | 1,656 |
| Provision for income taxes | 735 | 756 | 644 | 690 | 703 | 582 | 559 | 364 |
| Reported net income (see below) | 2,295 | 2,330 | 1,962 | 2,138 | 2,304 | 1,865 | 1,866 | 1,292 |
|    Acquisition and integration costs/reversal | 3 | 4 | (1) | 7 | 27 | 19 | 26 | 57 |
|    Amortization of acquisition-related intangible assets | 123 | 69 | 81 | 79 | 92 | 79 | 79 | 84 |
|    Impact of divestitures | 102 | – | – | – | – | – | – | – |
|    Legal provision/reversal (including related interest expense and legal fees) | – | – | – | – | (870) | 13 | 12 | 11 |
|    Impact of loan portfolio sale | – | – | – | – | – | – | – | 136 |
|    FDIC special assessment | (9) | (4) | 4 | (5) | (11) | 5 | 50 | 313 |
|    Impact of alignment of accounting policies | – | – | – | 70 | – | – | – | – |
| Adjusted net income | 2,514 | 2,399 | 2,046 | 2,289 | 1,542 | 1,981 | 2,033 | 1,893 |
| **Operating Segment Reported Revenue** (2) | | | | | | | | |
| Canadian P&C | 3,125 | 3,098 | 2,974 | 3,065 | 2,934 | 2,908 | 2,819 | 2,778 |
| U.S. Banking | 2,875 | 2,830 | 2,814 | 2,964 | 2,735 | 2,722 | 2,639 | 2,715 |
| Wealth Management | 1,419 | 1,343 | 1,242 | 1,298 | 1,219 | 1,170 | 1,143 | 1,067 |
| Capital Markets | 1,819 | 1,776 | 1,779 | 2,073 | 1,600 | 1,666 | 1,661 | 1,589 |
| Corporate Services | 103 | (59) | (130) | (134) | 469 | (274) | (288) | (477) |
| Total revenue | 9,341 | 8,988 | 8,679 | 9,266 | 8,957 | 8,192 | 7,974 | 7,672 |
| **Key Performance Metrics** | | | | | | | | |
| Diluted earnings per share ($) (3) | 2.97 | 3.14 | 2.50 | 2.83 | 2.94 | 2.48 | 2.36 | 1.73 |
| Adjusted diluted earnings per share ($) | 3.28 | 3.23 | 2.62 | 3.04 | 1.90 | 2.64 | 2.59 | 2.56 |
| PCL-to-average net loans and acceptances (annualized) (%) | 0.44 | 0.47 | 0.63 | 0.58 | 0.91 | 0.54 | 0.44 | 0.38 |
| Effective tax rate (%) | 24.2 | 24.5 | 24.7 | 24.4 | 23.4 | 23.8 | 23.1 | 22.0 |
| Adjusted effective tax rate (%) | 23.6 | 24.5 | 24.7 | 24.5 | 21.7 | 23.9 | 23.3 | 22.4 |
| Canadian/U.S. dollar average exchange rate ($) | 1.3887 | 1.3730 | 1.4203 | 1.4303 | 1.3641 | 1.3705 | 1.3625 | 1.3392 |

(1) Adjusted results exclude certain items from reported results and are used to calculate our adjusted measures as presented in the table above. Management assesses performance on a reported basis and an adjusted basis, and considers both to be useful. For further information, refer to the Non-GAAP and Other Financial Measures section. For details on the composition of non-GAAP amounts, measures and ratios, as well as supplementary financial measures, refer to the Glossary of Financial Terms.

(2) Operating segment revenue, net interest income, total revenue and provision for income taxes are presented on a taxable equivalent basis (teb). The offset to the segments' teb adjustments is reflected in Corporate Services. For further information, refer to the How BMO Reports Operating Segments Results section.

(3) Net income and earnings from our business operations are attributable to shareholders by way of EPS and diluted EPS. Adjusted EPS and adjusted diluted EPS are non-GAAP measures. For further information, refer to the Non-GAAP and Other Financial Measures section.

Certain comparative figures have been reclassified to conform with the current year's presentation.

Earnings in certain quarters are impacted by seasonal factors, such as higher employee expenses related to employee benefits and stock-based compensation for employees eligible to retire, which are recorded in the first quarter of each year, as well as the impact of fewer days in the second quarter relative to other quarters. Results are also impacted by foreign currency translation, primarily changes in the U.S. dollar relative to the Canadian dollar. Quarterly EPS is impacted by the semi-annual payment of dividends on certain equity instruments. Economic conditions, such as evolving trade policies and global events may also impact our results and the markets in which we operate. The table above outlines summary results for the first quarter of fiscal 2024 through the fourth quarter of fiscal 2025.

A number of adjusting items impacted reported results in certain quarters. The fourth quarter of fiscal 2025 included a write-down of goodwill related to the announced sale of certain U.S. branches. The first quarter of fiscal 2025 included the impact of aligning accounting policies for employee vacation across legal entities. The fourth quarter of fiscal 2024 included a reversal of a fiscal 2022 legal provision, including accrued interest, associated with a predecessor bank, M&I Marshall and Ilsley Bank. Fiscal 2024 and fiscal 2025 included the impact of an FDIC special assessment in each quarter. The first quarter of fiscal 2024 included a loss on the sale of a portfolio of recreational vehicle loans related to balance sheet optimization. All periods included acquisition and integration costs, as well as the amortization of acquisition-related intangible assets and any impairments.

Financial performance benefitted from the strength and diversification of our businesses, with improving revenue trends.

Revenue growth in Canadian P&C reflected good customer acquisition, volume growth and higher net interest margin. U.S. Banking revenue performance continued to be impacted by muted industry loan demand over the period, with the past four quarters benefitting from higher net interest margin, optimization and investment management activities. Wealth Management revenue benefitted from stronger global markets and steady growth in client assets, as well as balance sheet growth. Insurance revenue is subject to variability resulting from market-related impacts. Capital Markets revenue is largely driven by market conditions that affect client activity. Trading activity has been robust in fiscal 2025, supported by strong client flows. Underwriting and advisory activity improved in recent quarters, with momentum in Canadian markets.

Provisions for credit losses on impaired loans can vary depending on the economic environment and specific client circumstances. Provisions for credit losses on impaired loans increased in fiscal 2024, reflecting the impact of prolonged higher interest rates, tightening credit conditions and shifting consumer demand. In fiscal 2025, provisions for credit losses on impaired loans moderated, but remained elevated in Canadian P&C, reflecting the impact of a weaker Canadian economy and high unemployment. Provisions on performing loans were impacted by the macroeconomic outlook, credit migration and loan growth. Over the past eight quarters, the bank has added provisions on performing loans reflecting credit migration and the impact of an uncertain economic environment on future credit conditions.

Non-interest expense was impacted by the specific items in certain quarters noted above, and reflected disciplined expense management, while we continue to invest in our business to drive revenue growth. Expense growth has largely been driven by higher employee-related expenses, including higher performance-based compensation in fiscal 2025, and technology costs.

The effective tax rate has varied with legislative changes; changes in tax policy, including their interpretation by tax authorities and the courts; earnings mix, including the relative proportion of earnings attributable to the different jurisdictions in which we operate, the level of pre-tax income; and the level of investments or securities which generate tax credits, or tax-exempt income from securities. The reported effective tax rate was impacted by the elimination of the income tax deduction for certain Canadian dividends in fiscal 2024 and the implementation of the global minimum tax rules beginning the first quarter of fiscal 2025.

Refer to the Non-GAAP and Other Financial Measures section for further information on non-GAAP amounts, measures and ratios, including adjusting items in this Summary Quarterly Earnings Trends section.

# Review of Fourth Quarter 2025 Performance

## Q4 2025 vs. Q4 2024

### Net Income
Reported net income was $2,295 million, a decrease of $9 million from the prior year, and adjusted net income was $2,514 million, an increase of $972 million or 63%. Adjusted results excluded the specified items noted in the Summary Quarterly Earnings Trends section.

The decrease in reported net income reflected the reversal of a legal provision in the prior year and the write-down of goodwill related to the announced sale of branches in certain U.S. markets in the current year. The increase in adjusted net income reflected higher revenue and a lower provision for credit losses, partially offset by higher expenses. Reported and adjusted net income increased across all operating segments. On a reported basis, Corporate Services recorded a net loss in the current year, compared with net income in the prior year, primarily due to the items noted above, and a lower net loss on an adjusted basis.

### Revenue
Reported and adjusted revenue was $9,341 million, an increase of $384 million or 4% from the prior year on a reported basis, and an increase of $973 million or 12% on an adjusted basis. Growth in reported revenue was impacted by the reversal of accrued interest related to a legal provision in the prior year. Reported net interest income was relatively unchanged from the prior year due to the item noted above, and increased on an adjusted basis, driven by higher net interest margin, higher net interest income in Corporate Services, higher trading-related net interest income and balance growth in Canadian P&C and Wealth Management. Reported and adjusted non-interest revenue increased across most categories, primarily driven by higher wealth management fees, underwriting and advisory fee revenue, securities gains, excluding trading, and lower mark-downs on fair value loans, partially offset by lower non-interest trading revenue.

### Provision for Credit Losses
Total provision for credit losses was $755 million, compared with a provision of $1,523 million in the prior year. Total provision for credit losses as a percentage of average net loans and acceptances ratio was 44 basis points, compared with 91 basis points in the prior year. The provision for credit losses on impaired loans was $750 million, a decrease of $357 million, primarily due to lower provisions in U.S. Commercial Banking and Capital Markets, partially offset by higher provisions in Canadian unsecured consumer lending. The provision for credit losses on impaired loans as a percentage of average net loans and acceptances ratio was 44 basis points, compared with 66 basis points in the prior year. There was a $5 million provision for credit losses on performing loans, compared with a $416 million provision in the prior year.

### Non-Interest Expense
Reported non-interest expense was $5,556 million, an increase of $1,129 million or 26% from the prior year, and adjusted non-interest expense was $5,294 million, an increase of $418 million or 9%. Reported results reflected the reversal of the legal provision in the prior year and the impact of the write-down of goodwill in the current year. Adjusted non-interest expense increased, primarily due to higher employee-related expenses, including performance-based compensation, higher computer and equipment costs, and higher premises costs.

### Provision for Income Taxes
The reported provision for income taxes was $735 million, an increase of $32 million from the prior year, and the adjusted provision for income taxes was $778 million, an increase of $351 million. The reported effective tax rate was 24.2%, compared with 23.4% in the prior year, with the change primarily due to the impact of the *Global Minimum Tax Act* (GMTA) in the current year. The adjusted effective tax rate was 23.6%, compared with 21.7%, primarily due to earnings mix, including the impact of lower income in the prior year and the impact of the GMTA in the current year.

## Q4 2025 vs. Q3 2025

Reported net income decreased $35 million or 1% from the prior quarter, reflecting the write-down of goodwill and higher amortization of acquisition-related intangibles, and adjusted net income increased $115 million or 5%, with higher revenue and a lower provision for credit losses, partially offset by higher expenses. Reported and adjusted revenue increased $353 million or 4% from the prior quarter. Net interest income was unchanged from the prior quarter, with higher non-trading net interest income offset by lower trading-related net interest income. Non-interest revenue increased, due to higher trading revenue, wealth management fees and higher net gains on investments compared with the prior quarter. Total provision for credit losses decreased $42 million from the prior quarter, due to lower provisions on impaired and performing loans. Reported non-interest expense increased $451 million or 9% from the prior quarter, primarily due to the specified items noted above. Adjusted non-interest expense increased $282 million or 6%, primarily due to higher computer and equipment costs, professional fees, and premises costs.

For further information on non-GAAP amounts, measures and ratios in this Review of Fourth Quarter 2025 Performance section, refer to the Non-GAAP and Other Financial Measures section.

# 2024 Financial Performance Review

The preceding discussions in the MD&A focused on BMO's performance in fiscal 2025. This section summarizes BMO's performance in fiscal 2024 relative to fiscal 2023.

On February 1, 2023, we completed the acquisition of Bank of the West, which contributed to the increase in revenue, expenses and provision for credit losses beginning the second quarter of fiscal 2023, with operating results primarily allocated to our U.S. Banking business, previously known as U.S. P&C. On June 1, 2023, we completed the acquisition of the AIR MILES Reward Program (AIR MILES), which contributed to the increase in revenue and expenses in our Canadian P&C business beginning the third quarter of fiscal 2023.

Refer to How BMO Reports Operating Segments Results for further information on our operating segments and descriptions of their businesses.

**TABLE 22**

| (Canadian $ in millions) | 2024 | 2023 |
|---|---:|---:|
| Net interest income (1) | 19,468 | 18,681 |
| Non-interest revenue | 13,327 | 10,578 |
| Revenue (1) | 32,795 | 29,259 |
| Provision for credit losses | 3,761 | 2,178 |
| Non-interest expense | 19,499 | 21,134 |
| Income before income taxes | 9,535 | 5,947 |
| Provision for income taxes (1) | 2,208 | 1,510 |
| Net income | 7,327 | 4,437 |
| Acquisition and integration costs | 129 | 1,533 |
| Amortization of acquisition-related intangible assets | 334 | 264 |
| Legal provision/reversal (including related interest expense and legal fees) | (834) | 21 |
| Impact of loan portfolio sale | 136 | – |
| Impact of FDIC special assessment | 357 | – |
| Management of fair value changes on the purchase of Bank of the West (2) | – | 1,461 |
| Initial provision for credit losses on purchased performing loans (3) | – | 517 |
| Impact of Canadian tax measures (4) | – | 502 |
| Adjusted net income | 7,449 | 8,735 |

(1) Operating segment revenue, net interest income, total revenue and provision for income taxes are presented on a taxable equivalent basis (teb). The offset to the segments' teb adjustments is reflected in Corporate Services. For further information, refer to the How BMO Reports Operating Segments Results section.

(2) Management of the impact of interest rate changes between the announcement and closing of the acquisition of Bank of the West on its fair value and goodwill, recorded in Corporate Services. Fiscal 2023 comprised $1,628 million of mark-to-market losses on certain interest rate swaps recorded in trading revenue and $383 million of losses on a portfolio of primarily U.S. treasuries and other balance sheet instruments recorded in net interest income.

(3) Initial provision for credit losses on the purchased Bank of the West performing loan portfolio, recorded in Corporate Services.

(4) Impact of certain tax measures enacted by the Canadian government, recorded in Corporate Services. Fiscal 2023: $371 million one-time tax expense, comprising a $312 million Canada Recovery Dividend and $59 million related to the pro-rated fiscal 2022 impact of the 1.5% tax rate increase, net of a deferred tax asset remeasurement; and a $131 million ($160 million pre-tax) charge related to the amended GST/HST definition for financial services, comprising $138 million recorded in non-interest revenue and $22 million recorded in non-interest expense.

Refer to the Non-GAAP and Other Financial Measures section for further information on other adjusting items in fiscal 2024 reflected in the table above.

## Net Income

Reported net income in fiscal 2024 was $7,327 million, an increase of $2,890 million or 65% from fiscal 2023, and adjusted net income was $7,449 million, a decrease of $1,286 million or 15% from fiscal 2023. Reported results increased from fiscal 2023, primarily due to the impact of the acquisition of Bank of the West recorded in fiscal 2023, including a loss related to the management of fair value changes between the announcement and closing of the acquisition, an initial provision on purchased performing loans and acquisition and integration costs, as well as one additional quarter of results in fiscal 2024, compared with fiscal 2023. In addition, fiscal 2024 reported results included the reversal of the legal provision related to a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank.

Adjusted net income decreased, with higher revenue more than offset by higher provision for credit losses and higher expenses.

## Revenue

Reported revenue in fiscal 2024 was $32,795 million, an increase of $3,536 million or 12% from fiscal 2023, and adjusted revenue was $32,412 million, an increase of $974 million or 3%. The increase in reported revenue was primarily driven by the adjusting items noted above. Reported and adjusted revenue included one additional quarter of Bank of the West results, as well as the impact of the acquisition of AIR MILES. Adjusted revenue increased, due to higher non-interest revenue reflecting higher trading and underwriting and advisory fee revenue, investment management fees and custodial fee revenue, partially offset by lower insurance-related revenue due to the transition to IFRS 17 and lower lending fee revenue due to the transition of bankers' acceptances exposures to loans. Adjusted net interest income decreased, as higher balances in Canadian P&C and U.S. Banking were offset by lower net interest margin and lower trading net interest revenue.

## Provision for Credit Losses

The total provision for credit losses (PCL) in fiscal 2024 was $3,761 million, compared with $2,178 million on a reported basis and $1,473 million on an adjusted basis in fiscal 2023. Adjusted PCL in fiscal 2023 excluded an initial provision of $705 million on the acquired Bank of the West loan portfolio. PCL on impaired loans was $3,066 million in fiscal 2024, an increase of $1,886 million from fiscal 2023. PCL on performing loans in fiscal 2024 was $695 million, compared with $998 million on a reported basis and $293 million on an adjusted basis in fiscal 2023.

## Non-Interest Expense

Reported non-interest expense in fiscal 2024 was $19,499 million, a decrease of $1,635 million or 8% from fiscal 2023, and adjusted non-interest expense was $18,989 million, an increase of $276 million or 1% from fiscal 2023. The decrease in reported non-interest expense reflected lower acquisition and integration costs and the reversal of the fiscal 2022 legal provision, partially offset by the impact of the FDIC special assessment and higher amortization of acquisition-related intangible assets. Reported and adjusted non-interest expense reflected the impact of one additional quarter of Bank of the West results, net of realized cost synergies, the inclusion of AIR MILES and operational efficiencies, as well as lower severance and legal provisions.

## Provision for Income Taxes

The provision for income taxes in fiscal 2024 was $2,208 million, compared with $1,510 million in fiscal 2023. The reported effective tax rate in fiscal 2024 was 23.2%, compared with 25.4% in fiscal 2023, primarily due to earnings mix, including the impact of certain Canadian tax measures recorded in fiscal 2023. The adjusted provision for income taxes in fiscal 2024 was $2,213 million, compared with $2,517 million in fiscal 2023. The adjusted effective tax rate was 22.9% in fiscal 2024, compared with 22.4% in fiscal 2023.

# Financial Condition Review

## Summary Balance Sheet

**TABLE 23**

| (Canadian $ in millions)<br>As at October 31 | 2025 | 2024 |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents and interest bearing deposits with banks | **70,322** | 68,738 |
| Securities | **423,476** | 396,880 |
| Securities borrowed or purchased under resale agreements | **129,421** | 110,907 |
| Net loans and acceptances | **677,872** | 678,375 |
| Derivative instruments | **57,151** | 47,253 |
| Other assets | **118,560** | 107,494 |
| Total assets | **1,476,802** | 1,409,647 |
| **Liabilities and Equity** | | |
| Deposits | **976,202** | 982,440 |
| Derivative instruments | **58,729** | 58,303 |
| Securities lent or sold under repurchase agreements | **134,967** | 110,791 |
| Other liabilities | **210,304** | 165,450 |
| Subordinated debt | **8,500** | 8,377 |
| Equity | **88,051** | 84,250 |
| Non-controlling interest in subsidiaries | **49** | 36 |
| Total liabilities and equity | **1,476,802** | 1,409,647 |

Certain comparative figures have been reclassified to conform with the current year's presentation.

## Overview

Total assets of $1,476.8 billion increased $67.2 billion from October 31, 2024. The stronger U.S. dollar increased assets by $5.7 billion, excluding the impact on derivative assets. Total liabilities of $1,388.7 billion increased $63.3 billion from the prior year. The stronger U.S. dollar increased liabilities by $5.2 billion, excluding the impact of derivative liabilities. Total equity of $88.1 billion increased $3.8 billion from October 31, 2024.

## Cash and Cash Equivalents and Interest Bearing Deposits with Banks

Cash and interest bearing deposits with banks increased $1.6 billion, primarily due to higher balances held with central banks.

## Securities

**TABLE 24**

| (Canadian $ in millions)<br>As at October 31 | 2025 | 2024 |
|---|---|---|
| Trading | **192,303** | 168,926 |
| Fair value through profit or loss (FVTPL) (1) | **21,354** | 19,064 |
| Fair value through other comprehensive income – Debt and equity (2) | **113,209** | 93,702 |
| Debt securities at amortized cost (3) | **96,610** | 115,188 |
| Total securities | **423,476** | 396,880 |

(1) Included securities mandatorily measured at FVTPL of $7,818 million as at October 31, 2025 ($6,850 million as at October 31, 2024) and securities designated at fair value of $13,536 million as at October 31, 2025 ($12,214 million as at October 31, 2024).
(2) Included allowances for credit losses on debt securities recorded at fair value through other comprehensive income of $6 million as at October 31, 2025 ($4 million as at October 31, 2024).
(3) Net of allowances for credit losses of $4 million as at October 31, 2025 ($3 million as at October 31, 2024).

Securities increased $26.6 billion, primarily due to higher levels of client activity in Capital Markets, the impact of the stronger U.S. dollar and higher balances in Corporate Services.

## Securities Borrowed or Purchased Under Resale Agreements

Securities borrowed or purchased under resale agreements increased $18.5 billion, due to higher levels of client activity in Capital Markets.

## Net Loans and acceptances

**TABLE 25**

| (Canadian $ in millions)<br>As at October 31 | 2025 | 2024 |
|---|---|---|
| Residential mortgages | **196,033** | 191,080 |
| Consumer instalment and other personal | **92,741** | 92,687 |
| Credit cards | **12,649** | 13,612 |
| Businesses and government loans and acceptances | **381,499** | 385,352 |
| Gross loans | **682,922** | 682,731 |
| Allowance for credit losses | **(5,050)** | (4,356) |
| Total net loans and acceptances | **677,872** | 678,375 |

Certain comparative figures have been reclassified to conform with the current year's presentation.

Net loans and acceptances decreased $0.5 billion from October 31, 2024. Business and government loans and acceptances decreased $3.9 billion, with lower balances in U.S. Banking, partially offset by higher balances in Canadian P&C. Consumer instalment and other personal loans were relatively unchanged from the prior year, with lower balances in Corporate Services reflecting the exit and wind-down of our Canadian and U.S. indirect retail auto financing business offset by higher balances in U.S. Banking, Canadian P&C and Wealth Management. Residential mortgages increased $5.0 billion, driven by growth in Canadian P&C and U.S. Banking. Credit card balances decreased $1.0 billion.

Table 64 in the Supplemental Information provides a comparative summary of loans by geographic location and product. Table 65 in the Supplemental Information provides a comparative summary of net loans in Canada by province. Loan quality is discussed in the Credit and Counterparty Risk – Credit Quality Information section, and further details on loans are provided in Notes 3, 5 and 24 of the audited annual consolidated financial statements.

## Derivative Financial Assets

Derivative financial assets increased $9.9 billion, primarily reflecting an increase in the value of client-driven trading derivatives in Capital Markets, with increases in the fair value of foreign exchange and equity contracts partially offset by a decrease in the fair value of interest rate and commodity contracts. Further details on derivative financial assets are provided in Note 7 of the audited annual consolidated financial statements.

## Other Assets

Other assets primarily include goodwill and intangible assets, cash collateral, insurance-related assets, premises and equipment, precious metals, current and deferred tax assets, accounts receivable, prepaid expenses and investments in associates and joint ventures. Other assets increased $11.1 billion, primarily in Capital Markets, due to changes in the balance of unsettled securities transactions. Further details on other assets are provided in Notes 8, 10, 11 and 22 of the audited annual consolidated financial statements.

## Deposits

**TABLE 26**

| (Canadian $ in millions)<br>As at October 31 | 2025 | 2024 |
|---|---|---|
| Banks | 27,621 | 32,546 |
| Businesses and governments | 585,497 | 575,019 |
| Individuals | 306,922 | 320,767 |
| Deposits at FVTPL | 56,162 | 54,108 |
| Total deposits | 976,202 | 982,440 |

Certain comparative figures have been reclassified to conform with the current year's presentation.

Deposits decreased $6.2 billion. Business and government deposits increased $10.5 billion, reflecting higher balances to fund Global Markets client activity and the impact of a stronger U.S. dollar, partially offset by lower wholesale funding in Corporate Services. Deposits by individuals decreased $13.8 billion, primarily due to lower customer deposits in U.S. Banking reflecting the impact of deposit optimization activities, and Canadian P&C. Deposits by banks decreased $4.9 billion reflecting lower wholesale funding for Global Markets client activity. Further details on the composition of deposits are provided in Note 12 of the audited annual consolidated financial statements and in the Liquidity and Funding Risk section.

## Derivative Financial Liabilities

Derivative financial liabilities increased $0.4 billion, primarily due to an increase in the fair value of client-driven trading derivatives in Capital Markets, with increases in foreign exchange contracts partially offset by a decrease in the fair value of equity and interest rate contracts. Further details on derivative financial assets are provided in Note 7 of the audited annual consolidated financial statements.

## Securities Lent or Sold Under Repurchase Agreements

Securities lent or sold under repurchase agreements increased $24.2 billion, primarily due to higher levels of client activity in Capital Markets.

## Other Liabilities

Other liabilities primarily include securities sold but not yet purchased, securitization and structured entities liabilities, acceptances, insurance-related liabilities and accounts payable. Other liabilities increased $44.9 billion, driven by changes in the balance of unsettled securities transactions in Capital Markets, an increase in securities sold but not yet purchased due to client activity in Capital Markets, higher securitization liabilities in Capital Markets, insurance-related liabilities and acceptances, partially offset by lower securitization liabilities in Corporate Services.

Further details on the composition of other liabilities are provided in Note 13 of the audited annual consolidated financial statements.

## Subordinated Debt

Subordinated debt was relatively unchanged from the prior year, reflecting a new issuance, net of a redemption. Further details on the composition of subordinated debt are provided in Note 15 of the audited annual consolidated financial statements.

## Equity

**TABLE 27**

| (Canadian $ in millions)<br>As at October 31 | 2025 | 2024 |
|---|---|---|
| Share capital | | |
| Preferred shares and other equity instruments | 8,956 | 8,087 |
| Common shares | 23,359 | 23,921 |
| Contributed surplus | 373 | 354 |
| Retained earnings | 47,377 | 46,469 |
| Accumulated other comprehensive income | 7,986 | 5,419 |
| Total equity | 88,051 | 84,250 |

Total equity increased $3.8 billion from October 31, 2024. Accumulated other comprehensive income increased $2.6 billion, primarily due to an increase in accumulated other comprehensive income on cash flow hedges. Retained earnings increased $0.9 billion as a result of net income earned in the year, partially offset by dividends and distributions on other equity instruments and the repurchase of common shares for cancellation. Preferred shares and other equity instruments increased $0.9 billion, due to the issuance of Limited Recourse Capital Notes, Series 6 in the year, net of redemptions of Preferred Shares, Series 27, 46 and 29.

The Consolidated Statement of Changes in Equity provides a summary of items that increase or reduce total equity, while Note 16 of the audited annual consolidated financial statements provides details on the components of, and changes in, share capital. Details on our enterprise-wide capital management practices and strategies can be found below.

MD&A

# Enterprise-Wide Capital Management

## Capital Management

### Objective

BMO is committed to a disciplined approach to capital management that balances the interests and requirements of our depositors, regulators, shareholders, fixed income investors and rating agencies. We recognize the global trend of evolving regulatory capital requirements, and manage our capital position accordingly. Our objective is to maintain a strong and optimized capital position in a cost-effective structure that:

- Is appropriate given BMO's target regulatory capital ratios and internal assessment of economic capital requirements.
- Underpins BMO's operating segments' business strategies and considers the market environment.
- Supports depositor, investor and regulator confidence, consistent dividends and long-term shareholder value.
- Is consistent with BMO's target credit ratings.

### Framework

| **Capital Demand** Capital required to support the risks underlying our business activities | Capital adequacy assessment of capital demand and supply | **Capital Supply** Capital available to support risks |
| --- | --- | --- |

The principles and key elements of our Capital Management Framework are outlined in our Capital Management Corporate Policy and in the annual capital plan, which includes the results of the comprehensive Internal Capital Adequacy Assessment Process (ICAAP).

ICAAP is an integrated process that involves the application of stress testing and other tools to assess capital adequacy on both a regulatory and an economic basis. The results of this process inform and support the establishment of capital targets and the implementation of capital strategies that take into consideration the strategic direction and risk appetite of the enterprise. The annual capital plan is developed considering the results of ICAAP and in conjunction with the annual business plan, promoting alignment between business and risk strategies, regulatory and economic capital requirements and the availability of capital. Enterprise-wide stress testing and scenario analysis are conducted in order to assess the impact of various stress conditions on our risk profile and capital requirements.

Our Capital Management Framework seeks to ensure that the bank is adequately capitalized given the risks we assume in the normal course of business, as well as under stress conditions, and supports the determination of limits, targets and performance measures that are applied in managing balance sheet positions, risk levels and capital requirements at the consolidated entity, legal entity and operating segment levels. We seek to optimize our capital through efficient use of our balance sheet and the related risks we undertake, and may employ levers such as risk transfer transactions and the sale of assets. We evaluate assessments of actual and forecasted capital adequacy against our capital targets throughout the year, including the consideration of changes in our business activities and risk profile, the operating environment, our competitors, and current and future regulatory expectations.

We allocate capital to operating segments in order to evaluate business performance and support resource allocation decisions, and we consider capital implications in our strategic, tactical and transactional decision-making. By allocating capital to operating segments, setting and monitoring capital limits and metrics, and measuring the segments' performance against these limits and metrics, we seek to monitor and optimize risk-adjusted returns to our shareholders, while maintaining a well-capitalized position.

Refer to the Enterprise-Wide Risk Management section for further discussion of the risks underlying our business.

### Governance

The Board of Directors, either directly or through its Risk Review Committee, provides ultimate oversight and approval of capital management, including the bank's Capital Management Corporate Policy, capital plan and capital adequacy assessments. The Board of Directors regularly reviews the bank's capital position and key capital management activities. In addition, the capital adequacy assessment results determined by ICAAP are approved by the Board of Directors on the recommendation of the Risk Review Committee. The Enterprise Capital Management Committee provides senior management oversight, including the review of significant capital management policies, issues and activities, as well as the capital required to support the execution of our enterprise-wide strategy. Finance and Risk Management are responsible for the design and implementation of our corporate policies and frameworks related to capital and risk management, as well as ICAAP. The Corporate Audit Division, as the third line of defence, verifies adherence to controls and identifies opportunities to strengthen our processes. Refer to the Enterprise-Wide Risk Management – Risk Management Framework section for further discussion.

# Regulatory Capital Requirements

Regulatory capital requirements for BMO are determined in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions (OSFI), which are based on the Basel III framework developed by the Basel Committee on Banking Supervision (BCBS). The current minimum risk-based capital ratios set out in OSFI's Capital Adequacy Requirements (CAR) Guideline are a Common Equity Tier 1 (CET1) Ratio of 4.5%, a Tier 1 Capital Ratio of 6.0% and a Total Capital Ratio of 8.0%. In addition to these minimum capital requirements, OSFI also requires domestic systemically important banks (D-SIBs), including BMO, to hold Pillar 1 and Pillar 2 buffers, which are meant to be used as the normal first response in periods of stress. Pillar 1 buffers include a capital conservation buffer of 2.5%, a D-SIB Common Equity Tier 1 surcharge of 1.0% and a countercyclical buffer, which can range from 0% to 2.5%, depending on a bank's exposure to jurisdictions that have activated the buffer. If a bank's capital ratios fall below the range of the combined minimum and Pillar 1 buffers, restrictions on discretionary distributions of earnings (such as dividends, share repurchases and discretionary compensation) could ensue, with the degree of such restrictions varying according to the position of the bank's ratios. Pillar 2 buffers address risks associated with systemic vulnerabilities and include the domestic stability buffer (DSB), which can range from 0% to 4.0% of risk-weighted assets (RWA) and was 3.5% as at October 31, 2025. The buffer level is set twice a year by OSFI, in June and December, but OSFI can make a change at any time. Under OSFI guidelines, breaches of the DSB do not automatically trigger constraints on capital distributions. In the event of a breach, OSFI would require a remediation plan and expect it to be executed in a timely manner. Banks may be required to hold additional regulatory buffers that are applicable to the capital ratios, the Leverage and the Total Loss Absorbing Capital (TLAC) Ratios.

TLAC comprises the aggregate of Total Capital and Other TLAC instruments that allow conversion, in whole or in part, into common shares under the *Canada Deposit Insurance Corporation Act* and meet the eligibility criteria under the TLAC Guideline. Other TLAC comprises senior unsecured debt, subject to Canada's Bank Recapitalization (Bail-In) Regime, with an original term to maturity of greater than 400 days and a remaining term to maturity of greater than 365 days. The minimum TLAC requirements set by OSFI as at October 31, 2025 are a TLAC Ratio of 21.5% of RWA and a TLAC Leverage Ratio of 6.75% of leverage exposures.

The current minimum Leverage Ratio set out in OSFI's Leverage Requirements (LR) Guideline is 3.0%. D-SIBs are also required to meet an additional 0.5% buffer requirement for the Leverage and TLAC Leverage Ratios.

The Parental Stand-Alone (Solo) TLAC Framework for D-SIBs became effective the first quarter of fiscal 2024 and aims to ensure a non-viable D-SIB has sufficient loss absorbing capacity on a stand-alone legal entity basis to support its resolution. This would, in turn, facilitate an orderly resolution of the D-SIB while minimizing adverse impacts on the stability of the financial sector, helping to ensure the continuity of critical functions and minimizing taxpayers' exposure to loss. We exceeded the minimum Solo TLAC requirement of 21.5%.

OSFI's requirements as at October 31, 2025 are summarized in the following table.

**TABLE 28**

| (% of risk-weighted assets or leverage exposures) | Minimum requirements | Total Pillar 1 Capital buffers (1) | Tier 1 Capital buffer (2) | Minimum requirements before domestic stability buffer | Domestic stability buffer (3) | Minimum capital, leverage and TLAC requirements including capital buffers | BMO capital, leverage and TLAC ratios as at October 31, 2025 |
|---|---|---|---|---|---|---|---|
| Common Equity Tier 1 Ratio | 4.5% | 3.5% | na | 8.0% | 3.5% | 11.5% | 13.3% |
| Tier 1 Capital Ratio | 6.0% | 3.5% | na | 9.5% | 3.5% | 13.0% | 15.0% |
| Total Capital Ratio | 8.0% | 3.5% | na | 11.5% | 3.5% | 15.0% | 17.3% |
| TLAC Ratio | 21.5% | na | na | 21.5% | 3.5% | 25.0% | 29.7% |
| Leverage Ratio | 3.0% | na | 0.5% | 3.5% | na | 3.5% | 4.3% |
| TLAC Leverage Ratio | 6.75% | na | 0.5% | 7.25% | na | 7.25% | 8.5% |

(1) Pillar 1 Capital buffers, which will be met with CET1 Capital, include a capital conservation buffer of 2.5%, a Common Equity Tier 1 surcharge for D-SIBs of 1.0% and a countercyclical buffer, as prescribed by OSFI (immaterial for the fourth quarter of fiscal 2025).
(2) D-SIBs are required to meet a 0.5% Tier 1 Capital buffer requirement for Leverage and TLAC Leverage Ratios.
(3) The DSB buffer was confirmed by OSFI at 3.5% in June 2025.

na – not applicable

## Regulatory Capital and Total Loss Absorbing Capacity Ratios

**Common Equity Tier 1 (CET1) Capital** comprises common shareholders' equity, including applicable contractual service margin, less regulatory deductions for goodwill, intangible assets, pension assets, certain deferred tax assets and other items, which may include a portion of expected credit loss provisions or a shortfall in allowances or other specified items.

**Tier 1 Capital** comprises CET1 Capital and **Additional Tier 1 (AT1) Capital**. AT1 Capital consists of preferred shares and other AT1 capital instruments, including limited recourse capital notes, less regulatory deductions.

**Tier 2 Capital** comprises subordinated debentures and may include certain credit loss provisions, less regulatory deductions.

**Total Capital** includes Tier 1 and Tier 2 Capital.

**Total Loss Absorbing Capacity (TLAC)** comprises Total Capital and senior unsecured debt subject to the Canadian Bail-In Regime, less regulatory deductions.

**Capital Ratios** are calculated as the respective capital divided by risk-weighted assets.

**Leverage Ratio** is calculated as Tier 1 Capital divided by leverage exposures, which consist of on-balance sheet items and specified off-balance sheet items, net of specified adjustments.

**TLAC Leverage Ratio** is calculated as TLAC divided by leverage exposures.

The above measures and ratios are calculated in accordance with OSFI's CAR, LR and TLAC Requirements Guidelines

## Regulatory Capital and Total Loss Absorbing Capacity Elements

BMO maintains a capital structure that is diversified across instruments and tiers in order to provide an appropriate mix of loss absorbency. The major components of regulatory capital and total loss absorbing capacity are summarized as follows:



OSFI's CAR Guideline includes non-viability contingent capital (NVCC) provisions, which require the conversion of Additional Tier 1 and Tier 2 capital instruments into common shares if OSFI announces that a bank is, or is about to become, non-viable, or if the federal or a provincial government in Canada publicly announces that the bank has accepted, or has agreed to accept, a capital injection or equivalent support to avoid non-viability. Pursuant to the principles set out in the CAR Guideline, a conversion to common shares would respect the hierarchy of claims in liquidation, entitling holders of Additional Tier 1 and Tier 2 instruments to a more favourable economic outcome than existing common shareholders.

Under the Bail-In Regime, eligible senior debt issued on or after September 23, 2018 is subject to statutory conversion requirements. Canada Deposit Insurance Corporation has the power to trigger the conversion of bail-in debt into common shares. This statutory conversion supplements NVCC securities, which must be converted in full prior to the conversion of bail-in debt.

## Risk-Weighted Assets

Risk-weighted assets (RWA) measure a bank's exposures, weighted for their relative risk and calculated in accordance with the regulatory capital rules prescribed by OSFI, which include standardized and internal ratings or internal model approaches for credit and market risk, and standardized approaches for operational risk.

We primarily use the Internal Ratings Based (IRB) Approach to determine credit RWA in our portfolio. The IRB Approach includes the Foundation Internal Ratings Based (FIRB) Approach for exposures to financial institutions and large corporate portfolios, and the Advanced Internal Ratings Based (AIRB) Approach for all other exposures. The AIRB Approach applies sophisticated techniques to measure RWA at the exposure level based on sound risk management principles, including estimates of the probability of default (PD), loss given default (LGD) and exposure at default (EAD) risk parameters, as well as term to maturity and asset class type, as prescribed by OSFI rules. These risk parameters are determined using internal models that leverage historical portfolio data, supplemented by benchmarking, as appropriate, and are updated periodically. Validation procedures related to these models are in place in order to quantify and differentiate risks appropriately. The FIRB Approach employs the same internal PD estimates as the AIRB Approach, but LGD and EAD parameters are prescribed by OSFI. Credit risk RWA related to certain portfolios are determined under the Standardized Approach (SA) using prescribed risk weights based on external ratings, counterparty type or product type. These portfolios reflect current waivers and exemptions to the IRB Approach approved by OSFI. For further discussion of these respective approaches, refer to the Credit and Counterparty Risk – Credit and Counterparty Risk Measurement section.

We use the standardized approaches in determining market risk and operational risk capital requirements.

In calculating regulatory capital ratios, total RWA must be increased when the capital floor amount calculated under the standardized approaches, multiplied by a capital floor adjustment factor, set at 67.5% until further notice, is higher than a similar calculation using the more risk-sensitive internal modelled approaches, where applicable. The capital floor was not operative for BMO in fiscal 2025 or fiscal 2024.

# Regulatory Capital Developments

On October 29, 2025, OSFI published an update to the Capital and Liquidity Treatment of Crypto-asset Exposures (Banking) Guideline published on February 20, 2025, which described the comprehensive regulatory capital treatment options for crypto-assets. The update increased the cap on Group 2 crypto-asset exposures and modified their treatment. These changes are effective the first quarter of fiscal 2026 and are not expected to have a material impact.

On September 11, 2025, OSFI published the revised CAR Guideline, which becomes effective the first quarter of fiscal 2026. The key revisions include updates and clarifications related to the treatment of U.S. Government Sponsored Entities, identification of residential real estate exposures as income producing and guidance for the treatment of Combined Loan Products, as well as updates to the market risk capital rules for sovereign exposures. These changes are not expected to have a material impact.

On February 12, 2025, OSFI announced the deferral of any increase in the capital floor adjustment factor, which is currently at 67.5%, until further notice. Banks will be notified at least two years prior to an increase in the capital floor adjustment factor being resumed.

## Regulatory Capital and Total Loss Absorbing Capacity Review

BMO is well-capitalized, with capital ratios that exceed OSFI's published requirements for large Canadian banks, including a DSB of 3.5%. Our CET1 Ratio was 13.3% as at October 31, 2025, compared with 13.6% as at October 31, 2024. Our CET1 Ratio decreased from the prior year, as internal capital generation was more than offset by the impact of the purchase of 22.2 million common shares for cancellation and higher source currency risk-weighted assets (RWA).

Our Tier 1 Capital and Total Capital Ratios were 15.0% and 17.3%, respectively, as at October 31, 2025, compared with 15.4% and 17.6%, respectively, as at October 31, 2024. The Tier 1 and Total Capital Ratios were lower, due to the same factors noted above for the CET1 Ratio. The impact on the Total Capital Ratio was partially offset by a higher provisioning excess as a result of the higher allowance for credit losses for accounting purposes relative to the regulatory view of expected losses.

BMO's investments in foreign operations are primarily denominated in U.S. dollars, and the foreign exchange impact of U.S. dollar-denominated RWA and capital deductions may result in variability in the bank's capital ratios. We manage the impact of foreign exchange movements on RWA and capital deductions on our capital ratios, and during the current year this impact was largely offset.

Our Leverage Ratio was 4.3% as at October 31, 2025, a decrease from 4.4% as at October 31, 2024, driven by higher leverage exposures partially offset by higher Tier 1 Capital.

As at October 31, 2025, our TLAC Ratio was 29.7% and our TLAC Leverage Ratio was 8.5%, compared with 29.3% and 8.3%, respectively, as at October 31, 2024.

While the ratios discussed above reflect our consolidated capital base, we conduct business through a variety of corporate structures, including subsidiaries. A framework is in place to manage capital and funding appropriately at the subsidiary level.

BMO Financial Corp. (BFC) is a Category III institution under the Enhanced Prudential Standards issued by the Federal Reserve Board (FRB) and is required to meet certain regulatory standards related to capital, liquidity and risk management, including complying with FRB single counterparty credit limits. BFC is also subject to the Comprehensive Capital Analysis and Review (CCAR) and *Dodd-Frank Act Stress Test* (DFAST) requirements of the FRB on an annual basis.

On June 27, 2025, the FRB released its 2025 CCAR and DFAST results, and on August 29, 2025 announced individual large bank capital requirements, which were effective October 1, 2025. For BFC, the FRB determined a CET1 Ratio requirement of 8.8%, which includes the 4.5% minimum CET1 Ratio and a 4.3% stress capital buffer. BFC is well-capitalized, with a CET1 Ratio of 13.7% as at September 30, 2025.

## Regulatory Capital and TLAC [1]

**TABLE 29**

(Canadian $ in millions, except as noted)

| As at October 31 | 2025 | 2024 |
|---|---|---|
| **Common Equity Tier 1 Capital: Instruments and Reserves** | | |
| Directly issued qualifying common share capital plus related stock surplus | 23,732 | 24,275 |
| Retained earnings | 47,377 | 46,469 |
| Accumulated other comprehensive income (and other reserves) | 7,986 | 5,419 |
| Goodwill and other intangibles (net of related tax liability) | (20,389) | (20,349) |
| Other common equity Tier 1 capital deductions | (420) | 1,240 |
| **Common Equity Tier 1 Capital (CET1)** | 58,286 | 57,054 |
| **Additional Tier 1 Capital: Instruments** | | |
| Directly issued qualifying Additional Tier 1 instruments plus related stock surplus | 7,706 | 7,787 |
| Total regulatory adjustments applied to Additional Tier 1 Capital | (102) | (106) |
| **Additional Tier 1 Capital (AT1)** | 7,604 | 7,681 |
| **Tier 1 Capital (T1 = CET1 + AT1)** | 65,890 | 64,735 |
| **Tier 2 Capital: Instruments and Provisions** | | |
| Directly issued qualifying Tier 2 instruments plus related stock surplus | 8,353 | 8,230 |
| General allowance | 1,326 | 954 |
| Total regulatory adjustments to Tier 2 Capital | (7) | (8) |
| **Tier 2 Capital (T2)** | 9,672 | 9,176 |
| **Total Capital (TC = T1 + T2)** | 75,562 | 73,911 |
| **Non-Regulatory Capital Elements of TLAC** | | |
| Directly issued qualifying Other TLAC instruments | 54,510 | 49,465 |
| Total regulatory adjustments applied to Other TLAC | (115) | (88) |
| **Other TLAC** | 54,395 | 49,377 |
| **TLAC (TLAC = TC + Other TLAC)** | 129,957 | 123,288 |
| **Risk-Weighted Assets and Leverage Ratio Exposures** | | |
| Risk-Weighted Assets | 437,945 | 420,838 |
| Leverage Ratio Exposures | 1,521,813 | 1,484,962 |
| **Capital Ratios** (%) | | |
| CET1 Ratio | 13.3 | 13.6 |
| Tier 1 Capital Ratio | 15.0 | 15.4 |
| Total Capital Ratio | 17.3 | 17.6 |
| TLAC Ratio | 29.7 | 29.3 |
| Leverage Ratio | 4.3 | 4.4 |
| TLAC Leverage Ratio | 8.5 | 8.3 |

(1) Calculated in accordance with OSFI's CAR Guideline and LR Guideline, as applicable. Non-qualifying Additional Tier 1 and Tier 2 Capital instruments were phased out at a rate of 10% per year from January 1, 2013 to January 1, 2022.

Our CET1 Capital was $58.3 billion as at October 31, 2025, compared with $57.1 billion as at October 31, 2024. CET1 Capital increased, driven by internal capital generation and the impact of foreign exchange movements, partially offset by the impact of common shares purchased for cancellation.

Tier 1 Capital and Total Capital were $65.9 billion and $75.6 billion, respectively, as at October 31, 2025, compared with $64.7 billion and $73.9 billion, respectively, as at October 31, 2024. The increase in Tier 1 and Total Capital was due to the same factors impacting CET1 Capital. The increase in Total Capital also reflects higher provisioning excess. The impact of completed and announced AT1 and Tier 2 issuance and redemption activity largely offset during the year.

## Risk-Weighted Assets

RWA were $437.9 billion as at October 31, 2025, an increase from $420.8 billion as at October 31, 2024. Credit Risk RWA were $367.0 billion as at October 31, 2025, an increase from $350.3 billion as at October 31, 2024, primarily driven by net asset quality changes, an increase in asset size and the impact of foreign exchange movements. Market Risk RWA were $18.7 billion as at October 31, 2025, an increase from $17.8 billion as at October 31, 2024, primarily attributable to portfolio changes and growth during the current year. Operational Risk RWA were $52.3 billion as at October 31, 2025, a decrease from $52.8 billion as at October 31, 2024, primarily driven by the movement in three-year average revenue, with a marginal increase in ten-year average loss activity.

**TABLE 30**

| (Canadian $ in millions)<br>As at October 31 | Total<br>exposure (1) (2) | Average<br>risk weight | 2025 | | | | 2024 |
|---|---|---|---|---|---|---|---|
| | | | RWA (1) | | | | |
| | | | | IRB | | | |
| | | | Standardized | FIRB | AIRB | Total | Total RWA |
| **Credit Risk** | | | | | | | |
| Wholesale | | | | | | | |
| Corporate, including specialized lending | 422,061 | 46.0% | 24,647 | 74,886 | 94,796 | 194,329 | 182,920 |
| Corporate small and medium-sized enterprises | 32,067 | 62.7% | 2,659 | 20 | 17,423 | 20,102 | 19,981 |
| Sovereign | 285,861 | 1.9% | 313 | – | 5,140 | 5,453 | 4,870 |
| Bank | 23,458 | 16.5% | – | 3,876 | – | 3,876 | 4,180 |
| Retail | | | | | | | |
| Residential mortgages, excluding home equity line of credit | 194,671 | 11.7% | 3,805 | – | 18,947 | 22,752 | 21,517 |
| Home equity line of credit | 80,064 | 10.9% | 886 | – | 7,854 | 8,740 | 8,018 |
| Qualifying revolving retail | 56,225 | 26.8% | 392 | – | 14,696 | 15,088 | 13,926 |
| Other retail, excluding small and medium-sized enterprises | 29,948 | 58.0% | 11,185 | – | 6,193 | 17,378 | 17,288 |
| Retail small and medium-sized enterprises | 21,258 | 62.1% | 3,180 | – | 10,029 | 13,209 | 12,697 |
| Equity | 13,104 | 139.4% | 18,262 | – | – | 18,262 | 16,154 |
| Trading book | 59,011 | 24.3% | 5,391 | 7,766 | 1,171 | 14,328 | 12,200 |
| Securitization | 73,756 | 15.3% | 2,459 | | 8,847 | 11,306 | 13,425 |
| Other credit risk assets – non-counterparty managed assets | 20,220 | 109.7% | 22,186 | – | – | 22,186 | 23,085 |
| **Total Credit Risk** | 1,311,704 | – | 95,365 | 86,548 | 185,096 | 367,009 | 350,261 |
| Market Risk | – | – | 18,672 | – | – | 18,672 | 17,797 |
| Operational Risk | – | – | 52,264 | – | – | 52,264 | 52,780 |
| **Risk-Weighted Assets before floor** | 1,311,704 | – | 166,301 | 86,548 | 185,096 | 437,945 | 420,838 |
| Floor adjustment (3) | – | – | – | – | – | – | – |
| **Total Risk-Weighted Assets** | 1,311,704 | – | 166,301 | 86,548 | 185,096 | 437,945 | 420,838 |

(1) Exposure and RWA are grouped by the obligor's asset class.

(2) Exposure represents exposure at default (EAD) after the application of credit risk mitigation and the credit conversion factor for undrawn exposures.

(3) The bank is subject to capital floor requirements as prescribed in OSFI's CAR Guideline. Total RWA is increased by a floor adjustment amount, which is calculated based on the standardized methodology. The capital floor was not operative at October 31, 2025 and October 31, 2024.

na – not applicable

## Economic Capital

Economic capital is an expression of the enterprise's capital demand requirement relative to its assessment of the economic risks in its underlying business activities. It represents management's estimate of the likely magnitude of economic losses that could occur should severely adverse situations arise. Economic loss is the loss in economic or market value incurred over a specified time horizon at a defined confidence level, relative to the expected loss over the same time horizon. Economic capital is calculated for various types of risk, including credit, market (trading and non-trading), operational, business and insurance, based on a one-year time horizon using a defined confidence level.

## Economic Capital and RWA by Operating Segment and Risk Type
(As at October 31, 2025)



# Capital Management Activity

On January 17, 2025, we announced a normal course issuer bid (NCIB) to purchase up to 20 million of our common shares for cancellation commencing January 22, 2025 and ending no later than January 21, 2026 (January 2025 NCIB). We also established an automatic securities purchase plan (ASPP) related to the January 2025 NCIB (January 2025 ASPP).

On September 2, 2025, we announced the termination of the January 2025 NCIB on September 4, 2025 and a new NCIB to purchase up to 30 million of our common shares for cancellation commencing September 5, 2025 and ending no later than September 4, 2026 (September 2025 NCIB). The timing and amount of purchases under the September 2025 NCIB are determined by management, based on factors such as market conditions and capital levels. We also terminated the January 2025 ASPP and established a new ASPP, under which our broker may purchase our common shares within a defined set of criteria.

During the year ended October 31, 2025, we purchased for cancellation 16.4 million common shares under the January 2025 NCIB before its termination and 5.8 million common shares under the September 2025 NCIB, for a total of 22.2 million common shares, at an average price of $152.97 per common share for a total amount of $3,461 million, including tax.

On November 12, 2025, we redeemed the $1,250 million 4.300% LRCNs, Series 1 (NVCC) and corresponding $1,250 million Non-Cumulative 5-year Rate Reset Class B Preferred Shares, Series 48 (NVCC) held in trust.

During fiscal 2025, we completed issuances and redemptions of Tier 1 and Tier 2 Capital instruments, as outlined in the table below.

## Capital Instrument Issuances and Redemptions

**TABLE 31**

| As at October 31, 2025 | Issuance or redemption date | Number of shares (in millions) | Balance (Canadian $ in millions, except as noted) |
|---|---|---|---|
| **Common shares issued** | | 1.6 | $ 168 |
| **Common shares purchased for cancellation** | | 22.2 | $ 730 |
| **Tier 1 Capital** | | | |
| Redemption of Non-Cumulative 5-year Rate Reset Class B Preferred Shares, Series 31 | November 25, 2024 | 12.00 | $ 300 |
| Issuance of 6.875% Limited Recourse Capital Notes, Series 6 | July 29, 2025 | | US$ 1,000 |
| Redemption of Non-Cumulative 5-year Rate Reset Class B Preferred Shares, Series 33 | August 25, 2025 | 8.0 | $ 200 |
| **Tier 2 Capital** | | | |
| Issuance of Medium-Term Notes, Series N, First Tranche | March 5, 2025 | | $ 1,250 |
| Redemption of Medium-Term Notes, Series J, Second Tranche | June 17, 2025 | | $ 1,250 |

## Common Shares and NVCC Instruments

**TABLE 32**

| As at October 31 | Number of shares or dollar amount (in millions) | Dividends declared per share 2025 | 2024 | 2023 |
|---|---|---|---|---|
| **Common shares** | 709 | $ 6.44 | $ 6.12 | $ 5.80 |
| **Class B Preferred shares** | | | | |
| Series 27 (1) | – | – | $ 0.48 | $ 0.96 |
| Series 29 (2) | – | – | $ 0.68 | $ 0.91 |
| Series 31 (3) | – | – | $ 0.96 | $ 0.96 |
| Series 33 (4) | – | – | $ 0.76 | $ 0.76 |
| Series 44 | $ 400 | – | $ 1.70 | $ 1.21 |
| Series 46 (5) | – | – | $ 0.64 | $ 1.28 |
| Series 50 | $ 500 | – | $73.73 | $73.73 |
| Series 52 | $ 650 | – | $70.57 | $57.52 |
| **Additional Tier 1 Capital Notes** | | | | |
| 4.800% Additional Tier 1 Capital Notes (6) | US$ 500 | na | na | na |
| 4.300% Limited Recourse Capital Notes, Series 1 (7) (8) | $1,250 | na | na | na |
| 5.625% Limited Recourse Capital Notes, Series 2 (8) | $ 750 | na | na | na |
| 7.325% Limited Recourse Capital Notes, Series 3 (8) | $1,000 | na | na | na |
| 7.700% Limited Recourse Capital Notes, Series 4 (8) | US$1,000 | na | na | na |
| 7.300% Limited Recourse Capital Notes, Series 5 (8) | US$ 750 | na | na | na |
| 6.875% Limited Recourse Capital Notes, Series 6 (8) | US$1,000 | na | na | na |
| **Medium-Term Notes** (9) | | | | |
| 3.803% Subordinated Notes | US$1,250 | na | na | na |
| Series K – First Tranche | $1,000 | na | na | na |
| 3.088% Subordinated Notes | US$1,250 | na | na | na |
| Series L – First Tranche | $ 750 | na | na | na |
| Series M – First Tranche | $1,150 | na | na | na |
| Series M – Second Tranche | $1,000 | na | na | na |
| Series N – First Tranche | $1,250 | na | na | na |
| **Stock options** | | | | |
| Vested | 2.3 | | | |
| Non-vested | 3.5 | | | |

(1) Redeemed on May 25, 2024.
(2) Redeemed on August 25, 2024.
(3) Redeemed on November 25, 2024.
(4) Redeemed on August 25, 2025.

(5) Redeemed on May 25, 2024.
(6) The notes had an initial interest rate of 4.800% and reset on August 25, 2024 to 6.709%.
(7) Redeemed on November 12, 2025.
(8) Convertible into common shares by virtue of recourse to the Preferred Shares Series 48, Preferred Shares Series 49, Preferred Shares Series 51, Preferred Shares Series 53, Preferred Shares Series 54 and Preferred Shares Series 55, respectively. Refer to Note 16 of the audited annual consolidated financial statements for conversion details.
(9) Note 15 of the audited annual consolidated financial statements includes details on the NVCC Medium-Term Notes.
na – not applicable

Note 16 of the audited annual consolidated financial statements includes details on share capital and other equity instruments.

If an NVCC trigger event were to occur, NVCC instruments would be converted into BMO common shares pursuant to automatic conversion formulas, with the conversion price based on the greater of: (i) a floor price of $5.00; and (ii) the current market price of BMO common shares at the time of the trigger event (calculated using a 10-day weighted average). Based on a floor price of $5.00, these NVCC instruments would be converted into approximately 4.5 billion BMO common shares, assuming no accrued interest and no declared and unpaid dividends.

Further details on subordinated debt and share capital are provided in Notes 15 and 16 of the audited annual consolidated financial statements.

## Dividends

Dividends per common share declared in fiscal 2025 totalled $6.44, an increase of 5% from the prior year. Annual dividends declared represented 56% of reported net income and 53% of adjusted net income available to common shareholders on a last-twelve-month basis.

Our target dividend payout range (common share dividends as a percentage of net income available to shareholders, less preferred share dividends and distributions on other equity instruments, based on earnings over the last twelve months) is 40% to 50% on an adjusted basis. Our target dividend payout range seeks to provide shareholders with stable income and a competitive dividend yield, while retaining sufficient earnings to support anticipated business growth, fund strategic investments and support capital adequacy.

Our common shares provided an annualized dividend yield of 4% based on the closing share price as at October 31, 2025. On December 4, 2025, we announced that the Board of Directors had declared a quarterly dividend on common shares of $1.67 per share, an increase of $0.04 per share from the prior quarter and $0.08 or 5% from the prior year. The dividend is payable on February 26, 2026 to shareholders of record on January 30, 2026.

## Shareholder Dividend Reinvestment and Share Purchase Plan

Common shareholders may elect to have their cash dividends reinvested in common shares of BMO, in accordance with the Shareholder Dividend Reinvestment and Share Purchase Plan (DRIP).

In the first and second quarters of fiscal 2024, common shares to supply the DRIP were issued from treasury at a 2% discount, calculated in accordance with the terms of the DRIP. From the third quarter of fiscal 2024 and until further notice, common shares to supply the DRIP are being purchased on the open market without a discount.

## Eligible Dividends Designation

For the purposes of the *Income Tax Act (Canada)* or any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares as "eligible dividends", unless indicated otherwise.

**Caution**
This Enterprise-Wide Capital Management section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

# Off-Balance Sheet Arrangements

We enter into a number of off-balance sheet arrangements in the normal course of operations, including structured entities (SEs), credit instruments and guarantees.

## Structured Entities and Securitization

We carry out certain business activities through arrangements involving SEs, using them to obtain sources of liquidity and manage capital by securitizing certain of our financial assets, to secure customer transactions or to pass our credit risk exposure to holders of the vehicles' securities. For example, we enter into transactions with SEs in which we transfer assets, including mortgage loans, mortgage-backed securities, credit card loans, real estate lines of credit, auto loans and equipment loans, in order to obtain alternate sources of funding or as part of our trading activities. Note 5 of the audited annual consolidated financial statements describes the loan securitization activities carried out through third-party programs such as the Canada Mortgage Bond Program and the National Housing Act Mortgage-Backed Securities Program. Note 6 of the audited annual consolidated financial statements provides further details on our interests in both consolidated and unconsolidated SEs. Under IFRS, we consolidate a SE if we control the entity. We consolidate our own securitization vehicles, certain capital and funding vehicles, and other structured entities created to meet our customers' needs, as well as our own. We do not consolidate our customer securitization vehicles, certain capital vehicles, various BMO-managed funds or various other SEs where investments are held. Further details on our customer securitization vehicles are provided below.

MD&A

**BMO-Sponsored Securitization Vehicles**

We sponsor various vehicles that fund assets originated either by us (which are then securitized through a bank securitization vehicle) or by our customers (which are then securitized through three Canadian customer securitization vehicles and one U.S. customer securitization vehicle). We earn fees for providing services related to these customer securitization vehicles, including liquidity, distribution and financial arrangement fees for supporting the ongoing operations of the vehicles. These fees totalled approximately $152 million in fiscal 2025 ($160 million in fiscal 2024).

*Customer Securitization Vehicles*

Our customer securitization vehicles provide customers with access to financing either from us or from the asset-backed commercial paper (ABCP) markets. Customers sell either their assets or an interest in their assets into these vehicles, which then issue ABCP either to investors or to us, in order to fund the purchases. The sellers remain responsible for servicing the transferred assets and are first to absorb any losses realized on those assets. We are not responsible for servicing or absorbing the first loss and none of the sellers are affiliated with BMO.

Our exposure to potential losses arises from the purchase of ABCP issued by the vehicles, any related derivative contracts entered into with the vehicles and the liquidity support provided to the market-funded vehicles. We use the credit adjudication process in deciding whether to enter into these arrangements, just as we do when extending credit in the form of a loan.

Three of these customer securitization vehicles are market-funded, while the fourth is funded directly by the bank. We do not control these entities and therefore they are not consolidated. Further information on the consolidation of customer securitization vehicles is provided in Note 6 of the audited annual consolidated financial statements.

The market-funded vehicles had a total of $11.1 billion of ABCP outstanding as at October 31, 2025 ($11.2 billion as at October 31, 2024). The ABCP issued by the Canadian market-funded vehicles is rated R-1 (high) by DBRS and P1 by Moody's, and the ABCP issued by the U.S. market-funded vehicle is rated A1 by S&P and P1 by Moody's. Our holdings of ABCP, as distributing agent of ABCP issued by the market-funded vehicles, totalled $12 million as at October 31, 2025 ($170 million as at October 31, 2024).

We provide liquidity facilities to the market-funded vehicles, which may require that we provide additional financing to the vehicles should certain events occur. The total committed and undrawn amount under these liquidity facilities and the undrawn amount of the BMO funded vehicles as at October 31, 2025 totalled $19.7 billion ($19.3 billion as at October 31, 2024). The amount for liquidity facilities comprises part of the commitments outlined in Note 24 of the audited annual consolidated financial statements.

The assets of each of these market-funded vehicles consist primarily of exposures to diversified pools of automobile-related receivables and conventional residential mortgages in Canada, and automobile-related receivables and equipment loans and leases in the United States. These two asset classes represent 69% (67% in fiscal 2024) in Canada, and 85% (86% in fiscal 2024) in the United States, of the aggregate assets of their respective vehicles as at October 31, 2025 and October 31, 2024, respectively.

## Guarantees and Other Credit Instruments

To meet the financial needs of our clients, we use a variety of guarantees and commitments. Guarantees include contracts under which we may be required to make payments to a counterparty based on changes in the value of an asset, liability or equity security that the counterparty holds. Contracts under which we may be required to make payments if a third party does not perform according to the terms of a contract, and contracts under which we provide indirect guarantees of indebtedness, are also considered guarantees. In the normal course of business, the types of guarantee products we offer include letters of credit, derivatives contracts or instruments (including, but not limited to, credit default swaps) and indemnification agreements. The maximum amount payable by BMO in relation to these guarantees was $53 billion as at October 31, 2025 ($47 billion as at October 31, 2024).

Other credit commitments are off-balance sheet arrangements that represent our commitment to customers to grant them credit in the form of loans or other financings for specific amounts and maturities, subject to certain conditions. These include backstop liquidity facilities, documentary and commercial letters of credit, and commitments to extend credit. The maximum amount payable by BMO in relation to these other credit commitments was $269 billion as at October 31, 2025 ($261 billion as at October 31, 2024).

There is a large number of credit instruments outstanding at any one time. The amount above is not representative of our likely credit exposure or the liquidity requirements for these instruments, as it does not take into account customer behaviour, which suggests that only a portion of our customers would utilize the facilities related to these instruments, nor does it take into account any amounts that could be recovered under recourse and collateral provisions. Our customer base is broadly diversified, and we do not anticipate events or conditions that would cause a significant number of customers to fail to perform in accordance with the terms of their contracts. We use the credit adjudication process in deciding whether to enter into these arrangements, just as we do when extending credit in the form of a loan. We monitor off-balance sheet credit instruments in order to avoid undue concentrations in any single geographic region or industry.

For the credit commitments outlined in the preceding paragraphs, in the absence of an event that triggers a default, early termination by BMO may result in a breach of contract.

Further information on these instruments can be found in Note 24 of the audited annual consolidated financial statements.

**Caution**
This Off-Balance Sheet Arrangements section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

# Enterprise-Wide Risk Management

As a diversified financial services company providing banking, wealth management, capital markets and insurance services, BMO is exposed to a variety of risks that are inherent in each of these business activities. A disciplined and integrated approach to managing risk is fundamental to the success of our operations. Our Risk Management Framework provides a consistent, enterprise-wide approach to risk management and oversight that underpins our strategy, enables informed decision-making and drives resilience and efficiency.

**Enterprise-Wide Risk Management** outlines BMO's approach to managing the key financial risks and other related risks that are inherent in these business activities, as discussed in the following sections:

Text and tables presented in a blue-tinted font in the Enterprise-Wide Risk Management section of the MD&A form an integral part of the 2025 audited annual consolidated financial statements. They present required disclosures as set out by the International Accounting Standards Board in IFRS 7, *Financial Instruments: Disclosures,* which permits cross-referencing between the notes to the consolidated financial statements and the MD&A. Refer to Notes 1 and 4 of the audited annual consolidated financial statements.

## Risks That May Affect Future Results

### Top and Emerging Risks That May Affect Future Results

BMO's risk profile can be impacted by evolving internal and external events. Our risk management life cycle is a continuous process designed to identify, assess, measure, manage and report on risks arising from these events. These event-related risks are presented to the Board of Directors, senior management and business leaders for discussion at several forums, incorporating both bottom-up and top-down approaches. Risks are examined and assessed through various review processes, including but not limited to regulatory and internal stress testing and scenario analysis. We manage our exposure to events through action plans developed based on these risk assessments.

The following risks have the potential to materially impact BMO's operations and financial results.

**General Economic Conditions**

BMO's operations and financial results are impacted by prevailing economic conditions and the evolution of those conditions, including the rate of GDP growth, monetary and fiscal policies, interest rates, unemployment rates, inflation, immigration levels and market volatility. As we operate in various jurisdictions, foreign exchange fluctuations, particularly between the Canadian dollar and the U.S. dollar, can impact our earnings. Evolving trade policies, including the impact of tariffs, may also affect the environment in which the bank and its clients operate. These factors, as well as economic uncertainty, can constrain business investment and consumer spending.

The Canadian economy weakened in fiscal 2025, primarily due to the impact of changes in U.S. trade policies on certain Canadian exports, although the United States-Mexico-Canada Agreement (USMCA) exempts the majority of Canadian exports from the new U.S. tariffs. Canadian and U.S. unemployment rates increased in fiscal 2025, amid softening labour market conditions, which contributed to higher delinquencies and credit losses in the bank's consumer lending portfolios. Although the inflation rate moderated in response to weaker labour markets and lower commodity prices, a heightened sense of economic uncertainty and the impact of tariffs may increase inflationary pressures. There is also a risk of asset overvaluation in equity and credit markets which could lead to outsized asset value declines, with negative wealth and sentiment effects on our customers and the broader economy. Refer to the Economic Developments and Outlook section for further discussion on the impact of rates and fiscal policies, and for trade disputes, refer to the Escalating Trade Disputes and Geopolitical Developments section.

We have processes and controls in place to assess the impact of multiple stressed economic scenarios, including extensive regulatory and internal stress testing that has delivered actionable insight into the potential impacts on BMO's operations and financial results, as well as possible mitigating actions. In addition, baseline forecasts and economic indicators are used to forecast and monitor economic conditions in order to identify potential stresses on the bank and inform precautionary actions.

**Escalating Trade Disputes and Geopolitical Developments**

Global economies and markets have been, and may in the future be, impacted by geopolitical uncertainty and international conflicts. Ongoing changes in U.S. trade policies are creating a heightened sense of economic uncertainty, with higher sectoral and country-specific tariffs, as well as tariffs on USMCA non-compliant goods. As a result, the upcoming renegotiation of the USMCA in 2026 carries greater risk as termination could lead to increasingly disruptive and costly trade tariffs. In addition, Canadian and U.S. relations with China have become more complex as a result of trade disputes.

MD&A

Global conflicts, including the conflicts in the Middle East and Ukraine, remain unpredictable amid heightened tensions, and could result in further global instability, significant energy price volatility and market shocks that could damage confidence, investment and consumption, and lead to slower global growth.

Our customers rely on global trade and economic growth. In addition, many U.S. businesses face higher costs from tariffs and purchasing supplies from domestic sources rather than foreign producers that were previously less expensive. We continue to monitor global geopolitical event risks, including policy changes such as trade tariffs, and assess their potential impact on BMO's operations and financial results by using multiple approaches that include stress testing and scenario analysis to mitigate these risks.

BMO's credit exposure by geographic region is set out in Tables 64 to 70 in the Supplemental Information and in Note 3 of the audited annual consolidated financial statements.

**Cyber and Information Security Risk**

Cyber and information security risk arises from the reliance of our business operations on internet and cloud technologies, and dependence on advanced digital technologies to process data. In addition, growing geopolitical tensions are contributing to increasing global exposures to cyber security risks. These risks could impact the confidentiality, integrity or availability of BMO's systems and data across our businesses and customer base. BMO is the frequent target of attempted cyber attacks and we must continuously monitor and optimize our capabilities to protect the confidentiality, integrity and availability of our data and technology infrastructure. Successful cyber attacks could lead to exposure or loss of data, including customer or employee information and the bank's strategic or other sensitive internal information, resulting in identity theft, fraud or business losses. They could also result in system failures and disruption of services, exposure to litigation and regulatory risk, and reputational harm. Threat campaigns are becoming more sophisticated and well-organized, including using artificial intelligence to automate and amplify attacks, and often occur through suppliers, which can negatively impact our business, brand and reputation, as well as customer retention and acquisition. Our response involves investing in our Financial Crimes Unit and security infrastructure, equipping our team with the capability to detect and address current and emerging cyber security threats across North America, Europe and Asia in order to safeguard the confidentiality, integrity and availability of our systems and information.

For further discussion of BMO's cyber and information security program, refer to the Operational Non-Financial Risk section.

**Technology Resilience and Innovation**

Technology resilience supports the maintenance of acceptable service levels during, as well as after, severe disruptions to critical processes and the underlying information technology systems. It is critical to providing our customers with a continuous and consistent experience across our digital channels, solutions and platforms. Given the increasing reliance of our customers on these digital offerings to manage and support their personal, business and investment banking activities, it is crucial that we maintain solutions and platforms that function at high levels of operational reliability and resilience in order to protect and support the availability, integrity and recoverability of critical data, particularly with respect to business-critical systems. Regulatory obligations and customer expectations related to operational resilience continue to increase.

Technological advancements and innovation, in particular AI and digital currencies, are evolving rapidly and creating new risks and competitive pressures across the industry. Through innovation we aim to deliver digital solutions, services, processes and products that keep pace with industry developments and rapidly evolving customer expectations, as well as new competitors, without disruption to business-critical systems. New technologies may introduce more complex regulatory, strategic and reputation risks. In alignment with our digital-first strategy, we continue to invest in emerging technologies, including AI, and talent to adapt to this dynamic environment and deliver competitive and digitally enabled products and services to meet our customers' expectations for personalized and on-demand banking, pursue new business growth opportunities and improve operational efficiency. We remain committed to the prudent and responsible adoption of new technologies.

For further discussion of BMO's technology risk program, refer to the Operational Non-Financial Risk section.

**Third-Party Risk**

Our use of third-party relationships continues to evolve and expand, helping us to deliver new and innovative solutions for our clients across the bank. While third-party relationships are beneficial for the bank, they can also give rise to risks that may threaten BMO's operational resilience, such as compromised customer data or disruptions in the availability of critical products and services, which could financially impact the bank. We continue to enhance and evolve our capabilities, including those around contingency and transition planning, in order to maintain effective third-party risk management and oversight and the efficient delivery of products and services that depend on third parties.

For further discussion of BMO's third-party risk program, refer to the Operational Non-Financial Risk section.

**Environmental and Social Risk**

BMO is exposed to environmental and social risks, in particular physical climate risks, such as extreme weather events that could potentially disrupt our operations, impact our customers and counterparties, and result in potential losses. Factors contributing to heightened environmental risks include weather events of increasing severity and frequency, and the further intensification of development in areas of greater environmental sensitivity. Business continuity and disaster recovery plans provide us with the roadmap and tools to support the restoration, maintenance and management of critical operations and processes in the event of a business disruption.

We are also exposed to risks related to borrowers that may experience financial losses or rising operating costs as a result of acute or chronic changes in climate conditions, climate-related litigation and/or policies, such as carbon emissions pricing, or a decline in revenue as new and emerging technologies and changing consumer preferences disrupt or displace demand for certain commodities, products and services. BMO's climate ambition is to be our clients' lead partner in their transition to a net zero world. Our strategy seeks opportunities to generate commercial value through partnering with our clients in achieving their decarbonization goals.

Legal and regulatory compliance risk or reputation risk could arise from actual or perceived actions, or inactions, by BMO or its clients related to climate change, other environmental and social issues, or the bank's climate-related disclosures. Risks related to these issues could also affect our customers, suppliers or other stakeholders, which could give rise to new risks. Globally, financial services regulators and supervisors are evolving their approaches to the management of climate-related financial risk and disclosures of climate-related financial information. Litigation or enforcement measures could arise from obligations to manage and report on climate-related risks.

Refer to the Environmental and Social Risk section for further discussion of these risks.

### Canadian Housing Market and Consumer Leverage
High household debt continues to be a challenge for household spending and the broader economy. Despite recent rate reductions by the Bank of Canada, many borrowers still face higher mortgage payments at renewal, as well as challenges such as increasing unemployment rates that could lead to higher credit losses, particularly in unsecured consumer credit. Unsecured consumer loan losses could increase if economic weakness results in further increases in the unemployment rate. The housing market recovery will likely be constrained by regional disparities in affordability in major markets within Ontario and British Columbia, as well as lower immigration levels, which could impact mortgage origination volumes. The risk of credit losses in our mortgage portfolio is partially mitigated by low loan-to-value and prudent underwriting practices that stress test customers' ability to service mortgage debt at higher interest rates. While portfolio stress test analysis suggests that even significant housing price declines and challenging economic conditions would result in manageable losses, primarily due to insurance coverage and the level of equity held by owners with seasoned loans, delinquencies and insolvencies in our portfolio could adversely affect our results and financial condition.

### Regulatory Environment and Changes
The financial services industry is highly regulated, and BMO operates in an environment of increasingly complex regulatory requirements and expectations, as governments and regulators globally continue to pursue major reforms intended to strengthen the stability of the financial system and protect crucial markets and participants. These reforms may lead to further increases in regulatory capital or liquidity requirements and additional compliance costs, which could lower returns and reduce growth. Such reforms could also affect the cost and availability of funding and the level of the bank's market-making activities. Regulatory reforms may also impact fees and other revenues for certain operating segments. In addition, differences in the laws and regulations enacted by a range of national regulatory authorities may offer advantages to our international competitors, which could affect our ability to compete. We monitor such developments, and other potential changes, so that we are well-positioned to respond and implement any necessary changes. BMO is subject to legal proceedings, including reviews and investigations by governments and regulators, arising in the normal course of business. Failure to comply with applicable legal and regulatory requirements and expectations could lead to further legal proceedings, financial losses, regulatory sanctions and fines, enforcement actions, criminal convictions and penalties, operational restrictions or an inability to execute certain business strategies, a decline in investor and customer confidence, and damage to our reputation.

Refer to the Legal and Regulatory Compliance Risk section for further discussion of these risks.

## Other Factors That May Affect Future Results

### Tax Legislation and Interpretations
Legislative changes and changes in tax policy, including their interpretation by tax authorities and the courts, may impact earnings. Tax laws, as well as interpretations of tax laws and policy by tax authorities, may change as a result of efforts by the Canadian and U.S. governments, other G20 governments and the Organisation for Economic Co-operation and Development (OECD) to increase taxes, broaden the tax base globally and improve tax-related reporting. For example, in fiscal 2024, the Canadian government enacted the *Global Minimum Tax Act* (GMTA) to adopt the OECD/G20 Inclusive Framework on Base Erosion and Profit Shifting two-pillar plan (Pillar 2) for international tax reform, which levied a 15% minimum tax on operations globally.

### Changes to Business Portfolio
As part of its overall business strategy, BMO may acquire companies, businesses and assets. Although we conduct thorough due diligence before completing these acquisitions, some may not perform in accordance with our financial or strategic objectives or expectations, and may be dependent, among others, on timely regulatory and shareholder approvals, changes in the competitive and economic environment and acquisition-related integration costs. Successful post-acquisition performance depends on retaining the clients and key employees of acquired companies and businesses and integrating key systems and processes without disruption.

BMO also evaluates potential dispositions of assets and businesses that may no longer meet our strategic and financial objectives. Dispositions may be impacted by the terms and timeliness of exit strategies and greater than expected disruption, and may also be subject to the satisfaction of conditions and the granting of governmental or regulatory approvals on acceptable terms that, if not satisfied or obtained, may prevent the completion of a disposition as intended, or at all.

### Critical Accounting Estimates, Judgments and Accounting Standards
BMO prepares its consolidated financial statements in accordance with International Financial Reporting Standards (IFRS). Future changes in accounting policies are discussed in the Future Changes in Accounting Policies section, as well as in Note 1 of the audited annual consolidated financial statements.

The application of IFRS requires management to make significant judgments and estimates that affect the carrying amounts of certain assets and liabilities, certain amounts reported in net income and other related disclosures. BMO's financial results could be affected for the period during which any such new information or change in circumstances becomes apparent, and the extent of the impact could be significant. More information is included in the Critical Accounting Estimates and Judgments section.

**Caution**
The Risks That May Affect Future Results section and the remainder of this Enterprise-Wide Risk Management section contain forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements. Other factors beyond BMO's control that may affect its future results are noted in the Caution Regarding Forward-Looking Statements. BMO cautions that the preceding discussion of risks that may affect future results is not exhaustive.

# Risk Management Framework

BMO's integrated and disciplined approach to risk management is fundamental to the success of our business. Our Enterprise Risk and Portfolio Management (ERPM) group oversees the implementation and operation of the BMO Risk Management Framework (RMF), and provides independent review and oversight across the enterprise of risk-related issues, in order to enable prudent and measured risk-taking that is integrated with business strategy. All elements of the RMF work together to support informed and effective risk management, while striking an appropriate balance between risk and return.

The RMF guides our risk-taking activities in order to align them with our goals, including meeting customer needs, shareholder expectations and regulatory requirements. Achieving these goals requires taking appropriate risks, while maintaining long-term stability – an outcome enabled by a strong RMF. An effective RMF is the foundation that allows BMO to take risks within its appetite, while protecting the bank, its customers, shareholders and the financial system, thus driving the bank to achieve its strategic goals responsibly and sustainably. The RMF is embedded in everything BMO does, providing a structured approach through which to identify, assess, measure, manage and report risk, and maintain the risk management life cycle across the organization. It promotes enterprise resilience and supports making the consideration of risk an integral part of decision-making, with clear accountability across business lines, independent oversight and escalation mechanisms, while reinforcing adherence to BMO's risk appetite, internal policies, regulatory requirements and our commitment to sustainable growth.

An effective RMF helps BMO to:
- Maintain strong capital and liquidity positions and optimize risk return.
- Protect its reputation and limit potential loss from unpredictable and infrequent risk events.
- Innovate responsibly, balancing digital transformation against current and emerging risks.
- Foster trust by enforcing compliance, responsible lending and ethical decision-making.
- Adapt to emerging risks and evolving market conditions.
- Enable a sound risk culture with appropriate behaviour and mindsets.

The RMF comprises integrated foundational components that enable a common language, consistent risk practices and shared understanding across the enterprise. These components articulate how BMO governs risk, manages it across its life cycle and develops risk awareness through culture, people, data and technology. This MD&A explains each component and why it is important, how the components of the RMF work together and how every employee and agent of BMO plays a role in putting them into action. For simplicity, the RMF components have been grouped into four categories: Risk Management Approach (including Tier 1 risks), Risk Governance, Risk Management Life Cycle and Risk Enablement.



Enterprise-Wide Risk Management Framework
Risk Management Approach
Purpose and Scope
Overview | Accountability | Tier 1 Risks
Risk Governance
Authority and Decision Rights
Committee Structure and Governance Forums
Legal Entity Governance
Governance Routines
1st Line
Operating Groups, Corporate Services, Control Functions, Specialized Groups
2nd Line
Enterprise Risk and Portfolio Management, Legal and Regulatory Compliance
3rd Line
Corporate Audit Division
Risk Management Life Cycle
Identify
Assess
Measure
Manage
Report
Maintain
Tier 1 Risks
Credit and Counterparty
Market
Liquidity and Funding
Non-Financial*
Environmental and Social
Strategic
Reputation
Risk Enablement
Risk Culture
People Management
Data and Technology


* Includes Operational Non-Financial Risk and Legal and Regulatory Compliance Risk.

## Risk Governance

BMO's approach to risk governance promotes effective, efficient and consistent risk management oversight through well-defined decision rights. It establishes clear roles and responsibilities, and defines how decision rights are conferred and exercised, as well as the structures under which risk matters are reviewed, effectively challenged and escalated. This supports consistent, timely and transparent decision-making across the enterprise.

BMO's Board of Directors and senior management set the tone from the top. A defined committee structure enables the evaluation of risk decisions at the appropriate level, with clear input and documented outcomes. Escalation protocols and delegation of authority set the parameters for who can act, under what conditions and within which limits. Legal entity governance helps to define similar standards of discipline and accountability, as appropriate, across all jurisdictions and legal entities. The three-lines-of-defence operating model separates the responsibilities for managing, overseeing and independently validating risk management activities, reinforcing a culture of clarity and control, while enterprise policy management provides the guidance required for consistent delivery. The Risk Appetite Framework defines the types and levels of risk that BMO is willing to accept in order to achieve its strategic objectives and business plans.

### Board of Directors and Senior Management Oversight

Specific policies approved by our Board of Directors govern our approach to the management of material risks, and oversight is exercised at every level of the enterprise through a hierarchy of committees and individual responsibilities, as outlined in the following diagram. The Board of Directors seeks to ensure that corporate objectives are supported by a sound risk strategy, prudent risk appetite and an effective RMF that is appropriate to the nature, scale, complexity and risk profile of our lines of business and other operations. The Board of Directors also has overall responsibility for oversight of the bank's governance framework and its corporate culture. Senior management reviews and discusses significant risk issues and action plans as they arise in the implementation of the enterprise-wide strategy, exercising oversight and governance of the risks taken across the enterprise, and that they are held within approved limits and risk tolerances.

The RMF is reviewed on a regular basis by the Risk Review Committee (RRC) and recommended to the Board of Directors at least annually for approval, in order to exercise oversight and guide risk-taking activities.

**Board and Senior Management Oversight (1)**


Board of Directors
Risk Review Committee (RRC)
Audit and Conduct Review Committee (ACRC)
Enterprise Capital Management Committee (ECMC) (2)
Risk Management Committee (RMC) (3)
Reputation Risk Management Committee (RRMC) (4)
Asset Liability Committee (ALCO) (5)
Enterprise Regulatory Committee (ERC) (6)

(1) Reporting relationships shown in dotted lines, sub-committees shown as solid lines.
(2) Co-chaired by the Chief Financial Officer and Chief Risk Officer.
(3) Chaired by the Chief Risk Officer.
(4) Chaired by the General Counsel.
(5) Co-chaired by the Chief Financial Officer and Chief Risk Officer.
(6) Co-chaired by the General Counsel and Chief Risk Officer.

Board/Board Committees
Management Committees

In addition to the oversight exercised by the Board of Directors and senior management, effective governance of the bank's risks is overseen by management committees and supported by the three-lines-of-defence operating model, which addresses risks across the operating segments and Corporate Services.

**Board of Directors** is responsible for supervising the management of the business and affairs of BMO. The Board of Directors, either directly or through its committees, is responsible for oversight of the following areas: strategic planning; defining risk appetite; identifying and managing risk; managing capital; fostering a culture of integrity; internal controls; succession planning and evaluation of senior management; communication; public disclosure; and corporate governance.

**Risk Review Committee (RRC)** of the Board of Directors assists the Board of Directors in fulfilling its risk management oversight responsibilities. This includes overseeing a strong risk culture; overseeing the identification, assessment and management of BMO's risks; monitoring adherence to risk management corporate policies and compliance with risk-related regulatory requirements; and evaluating the effectiveness of the Chief Risk Officer (CRO), in conjunction with the Human Resources Committee, including input into succession planning for the CRO. The RMF is reviewed at least annually by the RRC and guides risk-taking activities, and sets out the bank's approach to risk management.

**Audit and Conduct Review Committee (ACRC)** of the Board of Directors assists the Board of Directors in fulfilling its oversight responsibilities for the integrity of BMO's financial and sustainability reporting, including climate disclosures, as well as the effectiveness of BMO's internal controls; the internal audit function; the qualifications, independence and performance of the independent auditors; BMO's compliance with laws and regulations; transactions involving related parties; conflicts of interest and confidential information; standards of business conduct and ethics; cyber security; and consumer protection measures and complaints.

**Chief Executive Officer (CEO)** is directly accountable to the Board of Directors for all of BMO's risk-taking activities. The CEO is supported by the CRO and ERPM.

**Chief Risk Officer (CRO)** reports directly to the CEO, is head of ERPM, chair of RMC and reports to the RRC on risk-related matters. The CRO is responsible for providing independent review and oversight of enterprise-wide risks and leadership on risk issues, developing and maintaining the RMF and fostering a strong risk culture across the enterprise.

**Management Level Committees** overseeing risk matters, including the Enterprise Capital Management Committee (ECMC), Risk Management Committee (RMC), Reputation Risk Management Committee (RRMC), Asset Liability Committee (ALCO) and Enterprise Regulatory Committee (ERC), bring together senior executive members of BMO management to oversee risk management across the enterprise. The committees are chaired by members of the Executive Committee, exercising risk oversight and governance for their respective risks at the highest levels of management.

**Enterprise Risk and Portfolio Management (ERPM)** and **Legal and Regulatory Compliance (LRC)**, within the second line of defence, provide risk management oversight, effective challenge and independent assessment of risk and risk-taking activities. ERPM supports a disciplined approach to risk-taking by exercising its responsibility for independent transactional approval and portfolio management, policy formulation, risk reporting, stress testing, modelling and risk education. LRC supports the identification of applicable laws and regulations and potential risks, recommends mitigation measures and strategies, and oversees internal investigations, legal proceedings and enforcement actions. This approach promotes consistency in risk management practices and standards across the enterprise, and verifies that any risks accepted are consistent with BMO's risk appetite.

**Operating Segments and Corporate Services**, including Technology and Operations, within the first line of defence, are responsible for effectively managing risks by identifying, assessing, measuring, managing and reporting exposures to risk within their respective businesses and operations, in accordance with their established risk appetite. They exercise business judgment and maintain effective policies, processes and internal controls, so that significant risk issues are escalated and reviewed by the second line of defence.

## Risk Appetite Framework

We believe that risk management is every employee's responsibility. This is guided by the five key principles that define our approach to managing risk across the enterprise and comprise our risk appetite:

- **Understand and manage** by only taking risks that are transparent and understood.
- **Protect BMO's reputation** by adhering to principles of honesty, integrity, respect and high ethical standards, in line with our Code of Conduct.
- **Diversify. Limit tail risk** by targeting a business mix that minimizes earnings volatility and exposure to low-probability, high-impact events.
- **Maintain strong capital and liquidity** positions that meet, or exceed, regulatory requirements and market expectations.
- **Optimize risk return** by managing risk-adjusted exposures and making decisions that create value for shareholders.

Our Risk Appetite Framework consists of a Risk Appetite Statement, risk limits and an outline of the responsibilities of the Board of Directors, its committees and senior management. The Risk Appetite Statement incorporates a risk appetite, comprising both qualitative statements and quantitative measures (including risk limits), that indicates the aggregate level and types of risk that the bank is willing to assume in order to support sound business initiatives and drive appropriate returns and targeted growth. Our risk appetite is integrated within our strategic and business objectives and our capital and liquidity plans, as well as the bank's recovery and resolution plans. It is established by following the framework's principles, supported by corporate policies, standards and committee mandates, and is developed to meet regulatory requirements under both normal and stressed conditions. The framework assists senior management and the Board of Directors in assessing the bank's risk profile against our risk appetite. Both the framework and Risk Appetite Statement are reviewed and approved by the Board of Directors annually. Our risk appetite is articulated and applied consistently across the enterprise, with operating segments, key businesses and entities developing their own respective risk appetite statements within the framework.

## Risk Limits

Risk limits are set so that risk-taking activities remain within BMO's risk appetite, balancing risk diversification, exposure to loss and risk-adjusted returns. These limits inform business strategies and decisions, and are reviewed and approved by the Board of Directors, its committees or management, as appropriate, based on the level and granularity of the limits. These include:

- **Credit and Counterparty Risk** – limits on group and single-name exposures and material country, industry and portfolio/product segments.
- **Market Risk** – limits on economic value and earnings exposures to stress scenarios and significant market movements, as well as limits on value at risk and stress related to trading and underwriting activities.
- **Insurance Risk** – limits on policy exposures and reinsurance arrangements.
- **Liquidity and Funding Risk** – minimum limits governing the internal liquidity stress testing scenario, minimum regulatory liquidity ratio requirements, and maximum levels of asset pledging and wholesale funding, as well as limits related to liability diversification and exposure to credit and liquidity facilities.
- **Operational Non-Financial Risk** – key metrics for measuring operational and other non-financial risks that may have financial consequences.

The Board of Directors, after considering recommendations from the RRC and RMC, annually reviews and approves key risk limits and then delegates overall authority for these limits to the CEO. The CEO in turn delegates more specific authorities to the senior executives of the operating segments (first line of defence), who are responsible for the management of risk in their respective operations, and to the CRO. The criteria under which more specific authorities may be delegated across the organization, as well as the requirements relating to documentation, communication and monitoring of those specific delegated authorities, are set out in corporate policies and standards.

## Enterprise Policy Management

An effective policy management program is essential for sound risk governance. Policy documents codify BMO's risk expectations, and guide business decisions and strategy execution, monitor compliance, define accountability and mitigate risk through internal controls.

The objectives of BMO's policy management program are to establish clarity, consistency, compliance, adaptability and scalability. This helps maintain risk-related policy documents that are structured, scalable and consistently applied across the bank, including its subsidiaries. The program supports the RMF by promoting transparency, traceability and accountability in how risk is governed.

BMO has created a five-tier policy document hierarchy to structure how governance expectations are documented and maintained. This hierarchy supports consistent application across the enterprise by aligning document purpose, authority and governance rigour.

The diagram below shows BMO's policy document hierarchy. Distinctions between the levels of documentation express the expectations of their intended audience, purpose and approach to conformance. The policy document hierarchy is designed with the flexibility to allow risk program owners to structure higher- and lower-level documents that promote consistency, while adapting to the needs of individual businesses.



Sets the strategic foundation for enterprise programs and processes — **Framework**

High-level principles mapped to regulations and best practices — **Policies**

Minimum and measurable requirements for enabling policies — **Standards**

"How" we implement step-by-step — **Procedures**

Guidelines, templates, job aids, etc. — **Supporting Documents**

## Three-Lines-of-Defence Operating Model

Our RMF is operationalized through the three-lines-of-defence approach to managing risk:

- Operating segments and Corporate Services, which includes Technology and Operations, serve as our first line of defence and are accountable for the risks arising from their businesses, operations and exposures. They are expected to pursue business opportunities within their established risk appetite and to identify, assess, measure, manage and report risk, and maintain risk management in, or arising from their businesses, operations and exposures. The first line fulfills its responsibilities by applying risk management and reporting methodologies, establishing appropriate internal controls in accordance with the RMF and monitoring the effectiveness of such controls. These processes and controls serve as the basis for our lines of business to act within their delegated risk-taking authority and risk limits, as set out in corporate policies and the Risk Appetite Statement. Corporate Services, which are part of our first line of defence, may also serve in a governance capacity when specific roles and responsibilities are assigned to individuals or groups under BMO's policy document requirements. In such instances, governance accountabilities will be carried out separate from the individuals or groups responsible for risk-taking.
- The second line of defence comprises ERPM and Legal and Regulatory Compliance. The second line exercises independent oversight, performs effective challenge and provides independent assessment of risks and risk management practices, including transactions, product and portfolio risk management decisions, regulatory compliance, and processes and controls applied in the first line of defence. The second line establishes enterprise-wide risk management policy documents, processes, methodologies and practices that the first and second lines use across the phases of the risk management life cycle for risks across the enterprise.

• The Corporate Audit Division is the third line of defence. It provides an independent assessment of the effectiveness of internal controls across the enterprise, including controls that support the risk management and governance processes, and reports its findings to the Board of Directors.

## Risk Management Life Cycle

### Risk Identification and Assessment

Risk identification enables BMO to recognize, categorize and assess current and emerging risks in a structured and consistent manner. It promotes transparency and enables the identification of jurisdictional, business level and legal entity risks through a comprehensive understanding of the risks that the bank faces, regardless of probability or likely impact. Risk identification relies on two primary components: a well-defined risk taxonomy to classify risks consistently; and a structured emerging risks and scenarios program that identifies, categorizes and monitors emerging risks.

Risk assessment is the process by which the bank evaluates the impact and probability of identified risks across the enterprise determining their materiality to inform decision-making and maintain alignment with strategic plans. Risk assessments are conducted regularly and are revisited in response to material organizational or business changes in order to maintain resilience against significant and emerging threats, and include a structured evaluation of exposures across business units, legal entities and risk types.

Our risk taxonomy is the classification of risk types using key terms and definitions to establish a common risk language that is independent of organizational structure, to support consistent and comprehensive risk identification and assessment across BMO. Our risk taxonomy has Tier 1 financial risks (credit and counterparty, market, and liquidity and funding risks), non-financial risks (operational non-financial, and legal and regulatory compliance risks) and transverse risks (strategic risk, including insurance, environmental and social, and reputation risks). Each Tier 1 risk includes sub-tiers to support effective risk management as part of the overall RMF. Financial consequences for the bank could occur if we fail to manage these risks adequately or control our exposures to them.

### Risk Measurement, Management and Reporting

Risk measurement translates identified and assessed risks into quantifiable measures that can be tracked, monitored and analyzed over time. Measuring risk effectively and in a timely manner enables BMO to detect elevated exposures, evaluate risk profiles against the bank's risk appetite and capacity limits, and support proactive risk responses. Effective risk measurement provides a basis for timely escalation, informed decision-making and enterprise-wide risk governance. This section outlines how BMO structures and governs risk measurement activities through the Risk Appetite Framework, metrics, stress testing and scenario analysis. Refer to the Risk Appetite Framework section for further discussion.

The management phase is when the risk management life cycle shifts into active risk mitigation, applying controls, processes and decisions to reduce exposures and enable sound execution, or risk acceptance, where applicable. It focuses on how BMO implements risk-mitigating measures, through the establishment of policies and other governing documents, internal controls and oversight mechanisms, to proactively manage risk exposure for both inherent risks and residual risks (the level of risk remaining after controls are implemented and operating). This phase acts to reinforce that the expectations set in BMO's risk appetite, policy management program and strategy are translated into effective day-to-day risk operations.

Risk reporting is the final phase of the risk management life cycle and brings together insights from risk identification, assessment, measurement and management to support effective oversight, strategic decision-making and regulatory accountability. Reporting is dependent on risk data that is accurate, timely, traceable to source and adaptable under stress. Through reporting, the bank enables risk information to be communicated clearly, escalated appropriately and aligned with both internal governance requirements and external supervisory expectations. Reporting completes the risk management life cycle and allows leaders to understand the current state of risk, and what actions, if any, are required to address or mitigate these identified risks.

### Maintenance

BMO's risk profile is not static. As BMO's operating environment, business strategies and regulatory landscape evolve, we continuously review and update our RMF and supporting risk programs and practices in order to respond to emerging risks and changes in our business and the environment. RMF maintenance reflects BMO's commitment to strong governance, learning from experience and adapting to change. Regular reviews, clear accountabilities and a structured approach to improvement contribute to making the RMF a reliable foundation for risk management, risk oversight and decision-making.

## Risk-Based Capital Assessment and Stress Testing

### Risk-Based Capital Assessment

BMO uses two measures of risk-based capital: economic capital and regulatory capital. Both are aggregate measures of the risk that the bank assumes in pursuit of its financial objectives and enable the evaluation of returns on a risk-adjusted basis. Our operating model provides for the direct management of each type of risk, as well as the management of material risks on an integrated basis. Measuring the economic profitability of transactions or portfolios involves a combination of both expected and unexpected losses to assess the extent and correlation of risk before authorizing new exposures. Both expected and unexpected loss measures for a current transaction or portfolio reflect current and future market conditions, the inherent risk in the position and, as appropriate, its credit quality. Risk-based capital methods and material models are reviewed at least annually and updated as appropriate. The risk-based capital models provide a forward-looking estimate of the difference between the maximum potential loss in economic (or market) value and expected loss, measured over a specified time interval and using a defined confidence level.

**Stress Testing**

Stress testing is a key element of our risk management and capital management frameworks. It is integrated into our enterprise and segment risk appetite statements and embedded in our management processes. To evaluate risks, we regularly test a range of scenarios, which vary in frequency, severity and complexity, in portfolios and businesses across the enterprise. In addition, we participate in regulatory stress tests in multiple jurisdictions.

Quantitative models and tools, along with qualitative evaluations, are utilized to assess the impact of changes in the macroeconomic environment on the income statement and balance sheet, as well as the resilience of the bank's capital position over a forecast horizon. Models utilized for stress testing are approved and governed under the Model Risk Management Framework and are used to form a better understanding of our risks and test our capital adequacy.

BMO's stress testing framework integrates stress testing at the line of business, portfolio, industry, geographic and product level, and embeds the test results in strategy, business planning and decision-making. Targeted portfolio, industry and geographic analysis is conducted by ERPM and the lines of business to test risk appetite, limits, concentration and strategy. Ad hoc stress testing is conducted in response to changing economic or market conditions and to assess business strategies.

Enterprise stress testing is performed to support BMO's Internal Capital Adequacy Assessment Process (ICAAP) and target-setting through analysis of the potential effects of low-frequency, high-severity events on our earnings, balance sheet, and liquidity and capital positions. Scenario selection is a multi-step process that considers material and idiosyncratic risks and the potential impact of new or emerging trends on risk profiles, as well as the macroeconomic environment. Scenarios may be defined by senior management or regulators. The economic impacts are determined by the Economics group, which distills the scenarios into macroeconomic and market variables that include, but are not limited to, GDP growth, yield curve estimates, unemployment rates, real estate prices, stock index growth and changes in corporate profits. These macroeconomic variables drive stress loss models, tools and qualitative assessments that are applied to determine estimated stress impacts. The scenarios are used by the operating, risk and finance groups to assess a broad range of financial impacts that BMO could experience as a result of a specific stress scenario, as well as in the ordinary course of business, and extraordinary actions anticipated in response to that stress.

Governance of the stress testing framework resides with senior management, including the Enterprise Capital Management Committee. This committee comprises business, risk and finance executives, and is accountable for reviewing enterprise-wide scenarios and stress test results. Stress testing and enterprise-wide scenarios associated with the ICAAP, including recommendations for actions that the enterprise could take in order to manage the impact of a stress event, are established by senior management and presented to the Board of Directors. Oversight and governance of the stress testing associated with the Horizontal Capital Exam, which is a U.S. regulatory requirement for BMO Financial Corp. (BFC), are exercised at the BFC level by its Board of Directors through its Risk Oversight and Capital Committee.

Refer to the Environmental and Social Risk section for a discussion of our climate scenario analysis program.

## Risk Culture

Risk culture at BMO is the set of shared norms, attitudes and behaviours related to risk awareness, risk-taking and risk management. Sound risk culture supports appropriate behaviours and judgments about risk-taking, and promotes effective risk management and the alignment of risk-taking activities with BMO's risk appetite. Our risk culture informs and supports our overall organizational culture. We are committed to high ethical standards, grounded in our values of integrity, empathy, diversity and responsibility. ERPM is responsible for the development and promotion of a healthy, strong risk culture across the enterprise. In pursuing this mandate, ERPM works closely with Legal and Regulatory Compliance and its Ethics Office, as well as People and Culture. BMO's risk culture is founded on six guiding principles that together reinforce its effectiveness across the bank.

- **Leadership:** Our risk culture is grounded in an approach to risk management that encourages openness, constructive challenge and personal accountability. Each member of senior management plays a critical role in fostering this strong risk culture among employees by effectively communicating this responsibility and through the example of their actions. The Board of Directors oversees BMO's corporate objectives and the requirement that they be supported by a sound risk strategy and an effective RMF that is appropriate to the nature, scale, complexity and risk profile of our operations.

- **Accountability:** BMO's RMF is anchored in the three-lines-of-defence approach to managing risk. Our risk culture promotes clear accountability by reinforcing that employees at all levels should understand their role in managing risk, in alignment with BMO's values, risk appetite and strategy. It also encourages the escalation of concerns associated with potential or emerging risks to senior management so those concerns can be appropriately evaluated and addressed. BMO supports an environment in which concerns can be raised without retaliation.

- **Decision-Making:** Our risk culture guides our behaviours and decision-making. BMO integrates risk considerations into the strategic and business decision-making processes, guided by our risk appetite, and seeks to ensure decisions reflect an appropriate balance between business opportunities and our risk tolerance. Employees are equipped and empowered to make decisions and take action in a coordinated and consistent manner, supported by a strong and effective monitoring and control framework.

- **Communication and Challenge:** Timely and transparent sharing of information is integral to engaging business partners in key decisions and strategy discussions, bringing added rigour and discipline to BMO's decision-making. This not only leads to the timely identification, escalation and resolution of issues, but also encourages open communication, independent challenge and an understanding of the key risks faced by the organization.

- **Learning:** Training programs are designed to create a deep understanding of BMO's Capital Management Framework and RMF across the enterprise, providing employees and management with the tools and insights they need to fulfill their responsibilities for risk management and independent oversight as appropriate to their role in the organization.

- **Incentives:** Compensation and other incentives are aligned with prudent risk-taking. These are designed to reward the appropriate use of capital and respect for the rules and principles of the RMF, and discourage excessive risk-taking. Risk managers have input into the design of incentive programs that may have an effect on risk-taking.

# Credit and Counterparty Risk

**Credit and Counterparty Risk** is the potential for financial loss due to the failure of an obligor (i.e., a borrower, endorser, guarantor or counterparty) to repay a loan or honour another predetermined financial obligation.

Credit and counterparty risk underlies every lending activity that we enter into, and also arises in the holding of investment securities, transactions related to trading and other capital markets products, and activities related to securitization. Credit and counterparty risk represents the most significant measurable risk we face. Effective management of credit and counterparty risk is integral to our success, since failure to do so could have an immediate and significant impact on our earnings, financial condition and reputation.

## Credit and Counterparty Risk Governance

The credit risk program seeks to ensure that material credit risks to which the enterprise is exposed are identified, assessed, managed, monitored and reported regularly. The Risk Review Committee (RRC) has oversight of the management of material risks that BMO faces, including the credit risk program. The program incorporates governing principles that are defined in a series of corporate policies and standards and are put into effect through specific operating procedures. These policies and standards are reviewed on a regular basis and modified as necessary, so that they are current and consistent with our risk appetite. The structure, limits (both notional and capital-based), collateral requirements, monitoring, reporting and ongoing management of credit and counterparty exposures are governed by these credit risk management principles.

Lending officers in the operating segments are responsible for recommending credit decisions based on the completion of appropriate due diligence, and they assume accountability for the related risks. In some instances, relatively small transactions may be assessed by an automated decision-making process, or they may be approved by first-line underwriters with appropriate training and review authority. Credit officers in Enterprise Risk and Portfolio Management (ERPM) approve larger transactions or those involving greater risk, and are accountable for providing an objective independent assessment of the relevant lending recommendations and risks assumed by the lending officers. All of the individuals in the first and second lines of defence are subject to a lending qualification process and operate in a disciplined environment with clear delegation of decision-making authority, including individually delegated lending limits where appropriate, which are reviewed annually or more frequently, as needed. The Board of Directors annually delegates to the Chief Executive Officer discretionary lending limits for further specific delegation to senior officers. Credit decision-making is conducted at the management level based on the size and risk of each transaction, in accordance with a range of corporate policies, standards and procedures governing the conduct of activities in which credit risk arises. The Corporate Audit Division reviews and tests management processes and controls, and samples credit transactions in order to assess adherence to acceptable lending standards as set out in BMO's Risk Appetite Statement, as well as compliance with applicable corporate policies, standards and procedures.

For wholesale borrowers presenting a higher than normal risk of default, BMO has formal policies in place that outline the process for managing such accounts, as well as specialized groups that manage them, as appropriate. We strive to identify borrowers facing financial difficulty as early as possible, and to return such accounts to an acceptable level of risk through the application of good business judgment and the implementation of sound and constructive workout solutions.

All credit risk exposures are subject to regular monitoring. Performing wholesale accounts are reviewed on a regular basis, generally no less frequently than annually, with most subject to internal monitoring of triggers that, if breached, lead to an interim review. The frequency of review rises in accordance with the likelihood and size of potential credit losses, and deteriorating higher-risk situations are referred to specialized account management groups for closer attention, as appropriate. In addition, regular portfolio and sector reviews are conducted, including stress testing and scenario analysis based on current, emerging or prospective risks. Reporting is provided at least quarterly, and more frequently where appropriate, to the Board of Directors and senior management committees in order to keep them informed of credit risk developments in our portfolios, including changes in credit risk concentrations, watchlist accounts, impaired loans, provisions for credit losses, negative credit migration and significant emerging credit risk issues. This supports the RRC and senior management committees in any related decisions they may make.

Counterparty credit risk (CCR) involves a bilateral risk of loss because the market value of a transaction can be positive or negative for either counterparty. CCR exposures are subject to the credit oversight, limits, Risk Management Framework (RMF) and approval process outlined above. However, given the nature of the risk, CCR exposures are also monitored under the market risk program. In order to reduce our exposure to CCR, transactions are often collateralized and trades may be cleared through a regulated central counterparty (CCP), which reduces overall systemic risk by standing between counterparties, maximizing netting across trades and insulating counterparties from each other's defaults. CCPs mitigate the risk of default by any member through margin requirements (both initial and variation) and a default management process, including a default fund and other provisions. Our exposures to CCPs are subject to the same credit risk governance, monitoring and rating process we apply to all other corporate accounts.

## Credit and Counterparty Risk Management

**Collateral Management**

Collateral is used for credit risk mitigation purposes in order to minimize losses that would otherwise be incurred in the event of a default. Depending on the type of borrower or counterparty, the assets available and the structure and term of the credit obligations, collateral can take various forms. For wholesale borrowers, collateral can take the form of pledges of the assets of a business, such as accounts receivable, inventory, machinery or real estate, or personal assets pledged in support of guarantees. For trading counterparties, BMO may enter into legally enforceable netting agreements for on-balance sheet credit exposures, when possible. In the securities financing business (including repurchase agreements and securities lending agreements), we obtain eligible financial collateral that we control and can readily liquidate.

Material presented in a blue-tinted font above is an integral part of Note 4 of the audited annual consolidated financial statements.

Collateral for BMO's derivatives trading counterparty exposures primarily comprises cash and eligible liquid securities that are monitored and revalued on a daily basis. Collateral is obtained under the contractual terms of standardized industry documentation.

With limited exceptions, we utilize the Master Agreement provided by International Swaps and Derivatives Association Inc., frequently with a Credit Support Annex (CSA), to document our collateralized trading relationships with counterparties for over-the-counter (OTC) derivatives that are not centrally cleared.

A CSA entitles a party to demand a transfer of collateral (or other credit support) when its exposure to OTC derivatives of the other party exceeds an agreed threshold. Collateral to be transferred can include variation margin or initial and variation margin. CSAs contain, among other measures, certain thresholds and provisions setting out acceptable types of collateral, a method for their valuation (discounts are often applied to market values), the availability of the collateral for re-pledging by the recipient and the manner in which interest is to be calculated.

To document our contractual securities financing relationships with counterparties, we utilize master repurchase agreements for repurchase transactions, and master securities lending agreements for securities lending transactions.

On a periodic basis, collateral is subject to revaluation based on the specific asset type. For loans, the value of collateral is initially established at the time of origination, and the frequency of revaluation is dependent on the type of collateral. For certain types of collateral that change frequently (e.g., accounts receivable and inventory), monitoring consists of borrower reporting, covenants and/or triggers, as appropriate, to provide early warning signs of collateral value deterioration. Periodic inspections of physical collateral may be performed, where appropriate, taking into consideration collateral type, borrower risk profile and the feasibility of conducting such inspections. For commercial real estate collateral, a full external appraisal of the property is typically obtained at the time of loan origination, unless the exposure is below a specified threshold amount, in which case an internal evaluation and a site inspection are conducted. Internal evaluations may consider property tax assessments, purchase prices, real estate listings or realtor opinions. The case for an updated appraisal is reviewed annually, with consideration given to the borrower risk rating, existing tenants and lease contracts, as well as current market conditions.

In the event a loan is classified as impaired, depending on its size, a current external appraisal, valuation or restricted use appraisal is obtained and updated every 12 months, or more frequently as appropriate, as long as the loan remains classified as impaired. In Canada, for residential real estate that has an original loan-to-value (LTV) ratio of less than 80%, an independent property valuation is routinely obtained at the time of loan origination. For U.S. residential loans secured by real estate, an independent property valuation is obtained for loans that will be retained in BMO's loan portfolio. For certain real estate loans originated for sale to government-sponsored agencies, this requirement may be waived based on an existing valuation already on file with that agency.

We may use an external service provided by Canada Mortgage and Housing Corporation (CMHC) or an automated valuation model from a third-party appraisal management provider to assist in determining either the current value of a property or the need for a full property appraisal.

For insured residential mortgages in Canada with an original LTV ratio greater than 80%, the default insurer is responsible for confirming the current value of the property.

**Portfolio Management and Concentrations of Credit and Counterparty Risk**

Our credit risk governance policies require an acceptable level of diversification, which is intended to avoid undue concentrations of credit risk. Concentrations of credit risk may occur when a relatively large number of clients are engaged in similar activities, are located in the same geographic region or have similar economic characteristics such that their ability to meet contractual obligations could be similarly affected by changes in economic, political or other conditions. Limits may be specified for several portfolio dimensions, including industry, specialty segments, country, product and single-name concentrations. We use a range of tools to reduce the credit risk exposures in our loan portfolio. These include asset sales, traditional securitizations, or the purchase of credit protection in the form of credit default swaps or credit insurance and risk transfer transactions. Credit risk is mitigated by obtaining protection from better-rated counterparties or high-quality collateral. Credit risk mitigation activities support our management of capital, as well as individual and portfolio credit concentration.

Our credit assets consist of a well-diversified portfolio representing millions of clients, the majority of them individual consumers and small to medium-sized businesses. On a drawn loans and commitments basis, our most significant credit exposure at default as at October 31, 2025 was to individual consumers, comprising $360,814 million ($353,309 million as at October 31, 2024).

Credit valuation adjustments (CVA) are fair value adjustments to capture counterparty credit risk in our derivative valuations. CVA profit and loss (P&L) is recognized daily to help mitigate any loss from a counterparty default by recognizing the expected credit loss given the counterparty's probability of default, as well as our credit exposure. The risks that arise from CVA are subject to our RMF and actively monitored by a business unit reporting to trading management that has been designated to manage CVA P&L for the bank. Market hedging is performed to manage CVA risks. This activity is subject to the bank's RMF in order to manage the effectiveness of hedges, and provide independent review and oversight. The bank calculates CVA capital using both the standardized and basic approach methodologies for CVA.

Our loan portfolio includes sponsored loans and mezzanine financing to private equity-owned businesses, which may be exposed to a higher level of credit risk. We manage these loans through specialized teams and a credit risk approach, which includes structural elements, limits and risk mitigation. As at October 31, 2025, total non-investment grade loans outstanding related to this portfolio, gross of risk mitigation, were $31.6 billion ($31.9 billion as at October 31, 2024), of which 31% (31% as at October 31, 2024) represented a lower level of credit risk due to high-quality collateral assets, including asset-based lending and real estate. As at October 31, 2025, $1.4 billion or 5% of this portfolio was classified as impaired (4% as at October 31, 2024).

Material presented in a blue-tinted font above is an integral part of Note 4 of the audited annual consolidated financial statements.

BMO Financial Group 208th Annual Report 2025   **77**

### Wrong-Way Risk

Wrong-way risk occurs when our exposure to a counterparty increases at the same time that the credit quality of that counterparty deteriorates. Specific wrong-way risk arises when the credit quality of the counterparty and the market risk factors affecting collateral or other risk mitigants display a high correlation, and general wrong-way risk arises when the credit quality of the counterparty, for non-specific reasons, is highly correlated with macroeconomic or other factors that affect the value of the risk mitigant. Our procedures require that specific wrong-way risk be identified in transactions and accounted for in the assessment of risk, including any heightened level of exposure.

## Credit and Counterparty Risk Measurement

BMO quantifies credit risk at both the individual borrower or counterparty level and the portfolio level. In order to limit earnings volatility, manage expected credit losses and minimize unexpected losses, credit risk is assessed and measured using the following risk-based parameters:

- **Probability of Default (PD)** represents the likelihood that a borrower or counterparty will go into default over a one-year time horizon.
- **Exposure at Default (EAD)** represents an estimate of the outstanding amount of a credit exposure at the time a default may occur.
- **Loss Given Default (LGD)** is a measure of BMO's economic loss, such as the amount that may not be recovered in the event of a default, presented as a proportion of the exposure at default.
- **Expected Loss (EL)** is a measure of the loss that BMO is expected to incur in the normal course of business in a given period of time. EL is calculated as a function of PD, EAD and LGD.

Under Basel III, the Office of the Superintendent of Financial Institutions (OSFI) permits three approaches to the measurement of credit risk: Standardized, Foundation Internal Ratings Based (FIRB) and Advanced Internal Ratings Based (AIRB). BMO primarily uses the Internal Ratings Based (IRB) Approach, which includes both FIRB and AIRB, to determine credit risk-weighted assets (RWA) in its portfolios, including portfolios of the bank's subsidiary BMO Financial Corp. Under the Basel III Reform requirement, it is mandatory to apply FIRB to a subset of IRB exposures for which LGD and EAD are based on regulatory prescribed values. Refer to the Supplementary Regulatory Capital Information disclosure for details regarding the total exposure (measured as EAD) of Retail and Wholesale portfolios under the IRB Approach. The remaining exposures reflect waivers and exemptions to the IRB Approach and are measured under the Standardized Approach (SA), subject to OSFI's approval. We continue to transition all material exposures in this category to the IRB Approach. For securitization exposures, we apply the Basel hierarchy of approaches, including the Securitization Internal Ratings Based Approach and the External Ratings Based Approach, as well as the SA as appropriate.

BMO's regulatory capital and economic capital approaches both use EAD to assess credit and counterparty risk. Capital is calculated based on exposures that, where applicable, have been redistributed to a more favourable PD band or LGD measure, or a different Basel asset class, as a result of the application of credit risk mitigation and consideration of credit risk mitigants, including collateral and netting.

Total credit exposures at default by type and industry sector, as at October 31, 2025 and 2024, based on the Basel III classifications, are disclosed in the table below.

**TABLE 33**

| (Canadian $ in millions) | Drawn (3) (7) | | Commitments (undrawn) (3) (8) | | Other off-balance sheet items (3) (9) | | OTC derivatives (4) (10) | | Repo-style transactions (4) (5) (11) | | Total (1) | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | **2025** | 2024 | **2025** | 2024 | **2025** | 2024 | **2025** | 2024 | **2025** | 2024 | **2025** | 2024 |
| Individual | **293,947** | 287,741 | **66,867** | 65,568 | **–** | – | **–** | – | **–** | – | **360,814** | 353,309 |
| Financial institutions | **79,224** | 105,378 | **22,460** | 20,484 | **5,750** | 7,447 | **26,790** | 27,393 | **18,756** | 17,712 | **152,980** | 178,414 |
| Governments | **259,618** | 230,353 | **3,137** | 3,024 | **1,663** | 1,760 | **8,631** | 4,481 | **2,426** | 1,070 | **275,475** | 240,688 |
| Manufacturing | **34,540** | 33,561 | **15,840** | 15,555 | **1,726** | 1,696 | **1,182** | 1,049 | **–** | – | **53,288** | 51,861 |
| Real estate | **72,516** | 66,650 | **10,750** | 8,632 | **1,265** | 1,234 | **520** | 412 | **–** | – | **85,051** | 76,928 |
| Retail trade | **29,470** | 30,595 | **4,258** | 4,262 | **855** | 645 | **158** | 152 | **–** | – | **34,741** | 35,654 |
| Service industries | **59,153** | 54,433 | **14,793** | 13,830 | **2,674** | 3,192 | **1,334** | 990 | **–** | – | **77,954** | 72,445 |
| Wholesale trade | **22,848** | 21,868 | **7,328** | 7,212 | **706** | 670 | **306** | 268 | **–** | – | **31,188** | 30,018 |
| Oil and gas | **3,479** | 3,180 | **3,064** | 3,010 | **510** | 623 | **677** | 610 | **–** | – | **7,730** | 7,423 |
| Utilities | **7,141** | 10,068 | **11,840** | 9,304 | **4,446** | 3,799 | **2,344** | 2,444 | **–** | – | **25,771** | 25,615 |
| Others (2) | **55,231** | 54,173 | **21,482** | 19,247 | **4,753** | 4,343 | **3,106** | 2,306 | **–** | – | **84,572** | 80,069 |
| Total exposure at default (6) | **917,167** | 898,000 | **181,819** | 170,128 | **24,348** | 25,409 | **45,048** | 40,105 | **21,182** | 18,782 | **1,189,564** | 1,152,424 |

(1) Credit exposure excluding equity, securitization and other assets, such as non-significant investments, goodwill, deferred tax assets and intangibles.
(2) Includes remaining industries that individually comprise less than 2% of total exposures.
(3) Represents gross credit exposures without accounting for collateral.
(4) Credit exposure at default is inclusive of collateral.
(5) Repo-style transactions include repos, reverse repos and securities lending transactions, which represent both asset and liability exposures. The impact of collateral on the credit exposure for repo-style transactions is $332,756 million ($270,482 million in fiscal 2024).
(6) Excludes exposures arising from derivative and repo-style transactions that are cleared through a clearing house or a central counterparty totalling $8,137 million ($7,086 million in fiscal 2024).
(7) Drawn exposures include loans, acceptances, deposits with regulated financial institutions and certain securities.
(8) Undrawn commitments cover unutilized authorizations associated with the drawn exposures noted above, including any authorizations that are unconditionally cancellable. EAD for undrawn commitments is model-generated, based on internal empirical data.
(9) Other off-balance sheet exposures include items such as guarantees, standby letters of credit and documentary credits.
(10) Over-the-counter (OTC) derivatives are those in proprietary accounts that result in exposure to credit risk in addition to market risk. EAD for OTC derivatives is calculated inclusive of collateral.
(11) EAD for repo-style transactions is the calculated exposure, net of collateral.

Material presented in a blue-tinted font above is an integral part of Note 4 of the audited annual consolidated financial statements.

## Credit Risk Rating Systems

BMO's credit risk rating systems are designed to assess and measure the risk of exposure.

Credit risk parameters for both the wholesale and retail models are monitored for performance on a quarterly basis, and reviewed or revalidated regularly. Refer to the Model Risk section for a discussion of model risk mitigation processes.

### Retail (Consumer and Small Business)

The retail portfolios comprise a diversified group of individual customer accounts and include residential mortgages, personal loans, credit cards, auto loans, recreational vehicle loans, marine loans and small business loans. These loans are managed in pools of homogeneous risk exposures for risk rating purposes. Decision support processes are developed using established statistical techniques and expert systems for underwriting and monitoring purposes. We combine adjudication models, behavioural scorecards, decision trees and expert knowledge to generate optimal credit decisions in a centralized and automated environment.

The retail risk rating system assesses risk by evaluating each loan based on key borrower and transaction characteristics. We have a range of internally developed PD, LGD and EAD models for each of the major retail portfolios. The principal product lines within each of the retail portfolios are modelled separately, so that the risk-based parameters capture the distinct nature of each product. The models, in general, are based on internal historical data recorded over a multi-year period that includes at least one full economic cycle, in compliance with regulatory requirements. Adjustments are incorporated into the parameters, as appropriate, to account for uncertainties. The retail parameters are tested and calibrated on an annual basis, if required, to incorporate additional data points and recent experience in the parameter estimation process. Risk drivers used in the retail credit models may include customer attributes such as delinquency status and credit scores, and account attributes such as loan amounts and utilization.

- A **PD estimate** is assigned to each homogeneous pool to reflect the long-run average of one-year default rates over the full economic cycle.

- An **LGD estimate** is calculated by discounting future recovery payments to the time of default, including collection costs.

- An **EAD estimate** is calculated as the balance at default divided by the credit limit at the beginning of the year. For non-revolving products, such as mortgages, EAD is equal to 100% of the current outstanding balance and has no undrawn component.

For capital purposes, the LGD and EAD estimates are calibrated to reflect downturn conditions. The PD, LGD and EAD estimates are updated annually and recalibrated as required by comparing the estimates to observed historical experience.

### Retail Credit Probability of Default Bands by Risk Rating

**TABLE 34**

| Risk profile | Probability of default band |
|---|---|
| Exceptionally low | ≤ 0.05% |
| Very low | > 0.05% to 0.20% |
| Low | > 0.20% to 0.75% |
| Medium | > 0.75% to 7.00% |
| High | > 7.00% to 99.99% |
| Default | 100% |

### Wholesale (Sovereign, Bank, Corporate and Commercial)

Within our wholesale portfolios, an enterprise-wide risk rating approach is applied to all sovereign, bank, corporate and commercial counterparties. One key element of this approach is the assignment of appropriate borrower or counterparty risk ratings (BRRs). We have a range of internally developed general and sector-specific BRR models, as well as LGD and EAD models.

The BRR models capture the key financial and non-financial characteristics of the borrowers and generate a borrower-level rating that reflects the relative ranking of the default risk. The models are primarily based on internal data, supplemented by judgment as necessary for low-default portfolios.

BRRs are assessed and assigned at the time of loan origination, and reassessed when borrowers request changes to credit facilities or when events trigger a review, such as an external rating change or a covenant breach. BRRs are typically reviewed no less frequently than annually, and more frequent reviews are conducted for borrowers with less acceptable risk ratings. The assigned ratings are mapped to a PD reflecting the likelihood of default over a one-year time horizon. As a borrower migrates between risk ratings, the PD associated with the borrower also changes.

We employ a master scale with 14 BRRs above default, and PDs specific to the risk rating system for the sovereign, bank, corporate and commercial counterparties are assigned to each rating to reflect the long-run average of one-year default rates over a full economic cycle, supplemented by external benchmarking, as necessary.

An LGD estimate captures the priority of claim, collateral, and sector characteristics of the credit facility extended to a borrower. LGD estimates are at the facility level.

An EAD estimate captures the facility type, sector, and utilization rate characteristics of the credit facility extended to a borrower. EAD estimates are at the facility level. An EAD credit conversion factor is calculated for eligible facilities by comparing amounts drawn at the time of default and one year prior to default. LGD and EAD models have been developed using internal data recorded over a multi-year period that includes at least one full economic cycle, in compliance with regulatory requirements. Results are benchmarked using external data, when necessary, and adjustments are incorporated into the parameters, as appropriate, to account for uncertainties.

Material presented in a blue-tinted font above is an integral part of Note 4 of the audited annual consolidated financial statements.

BMO Financial Group 208th Annual Report 2025  **79**

MD&A

For capital purposes, the LGD and EAD parameters are calibrated to reflect downturn conditions. The PD, LGD and EAD estimates are updated annually and recalibrated as required by comparing the estimates to observed historical experience.

As demonstrated in the table below, our internal risk rating system is aligned with those of external rating agencies.

## Wholesale Borrower Risk Rating Scale

**TABLE 35**

| BMO rating | Moody's Investors Service implied equivalent | Standard & Poor's implied equivalent |
|---|---|---|
| **Acceptable** | | |
| I-1 to I-7 | Aaa to Baa3 | AAA to BBB- |
| S-1 to S-4 | Ba1 to B1 | BB+ to B+ |
| **Watchlist** | | |
| P-1 to P-3 | B2 to Caa3 | B to CC |
| **Default/Impaired** | | |
| D-1 to D-4 | C | C to D |

## Credit Quality Information

### Portfolio Review
Total enterprise-wide outstanding credit risk exposures were $1,189.6 billion as at October 31, 2025, with $596.4 billion recorded in Canada, $542.7 billion in the United States and $50.5 billion in other jurisdictions. This represented an increase of $37.1 billion or 3% from the prior year.

BMO's loan book continues to be well-diversified by industry and geographic region. Total gross loans and acceptances were largely unchanged at $682.9 billion as at October 31, 2025. The geographic mix of BMO's Canadian and U.S. portfolios represented 58.3% and 40.0% of total loans, respectively, compared with 57.5% and 40.7% in the prior year. The loan portfolio is well-diversified, with the consumer loan portfolio representing 44.1% of the total portfolio, an increase from 43.6% in the prior year, and business and government loans representing 55.9% of the total portfolio, a slight decrease from 56.4% in the prior year.

### Commercial Real Estate Lending
Commercial real estate (CRE) lending refers to loans made for the purpose of financing buildings or land intended to generate a profit, derived either from the sale of property or from rental income. CRE primarily refers to two distinct types of real estate businesses: income-producing real estate (office, industrial and retail space, and multi-family residential buildings with more than four dwelling units), including the construction of these assets; and development of land and construction of properties for sale (subdivisions, condominiums and other types of property). Our primary focus is income-producing commercial real estate portfolios with stable operating performance, diversified holdings, modest leverage and continued access to capital, including those legally structured as real estate investment trusts (REITs), real estate investment funds and real estate operating companies (REOCs), as well as pension funds and other established owners of income-producing commercial real estate.

Our CRE portfolio was $77.0 billion as at October 31, 2025 ($75.4 billion as at October 31, 2024) and accounted for 11% of total gross loans and acceptances (11% as at October 31, 2024). The portfolio is well-managed, with consistent and conservative underwriting standards, strict lending criteria and structural resilience. Our CRE portfolio is well-diversified across businesses, property types and geographic regions. The exposure is monitored with an overall limit, as well as lower limits on each segment, to mitigate risks. As at October 31, 2025, impaired loans represented 1% of the portfolio (1% as at October 31, 2024).

### Residential Real Estate
Residential real estate secured lending comprises residential mortgages and home equity lines of credit (HELOCs) we extend to individuals, and secured by residential real estate, which is defined as residential structures with one to four dwelling units.

We regularly perform stress tests on our residential mortgage and HELOC portfolios to assess the potential effects of high-impact events. These stress tests incorporate scenarios ranging from moderately to severely adverse. The credit losses forecast in these tests vary with the severity of the scenario and are currently considered to be manageable.

The following tables provide a breakdown of residential mortgages and HELOCs by geographic region, as well as insured and uninsured balances. Residential mortgages and HELOCs are secured by residential properties.

### Canadian Real Estate Secured Lending

**TABLE 36**

| (Canadian $ in millions) | Residential mortgages | Amortizing home equity lines of credit | Total amortizing real estate secured lending | Non-amortizing real estate secured lending | Total Canadian real estate secured lending |
|---|---|---|---|---|---|
| **As at October 31, 2025** | **162,340** | **38,089** | **200,429** | **13,969** | **214,398** |
| As at October 31, 2024 | 158,910 | 36,326 | 195,236 | 13,614 | 208,850 |

Material presented in a blue-tinted font above is an integral part of Note 4 of the audited annual consolidated financial statements.

## Residential Mortgages [1]

**TABLE 37**

| (Canadian $ in millions, except as noted) | As at October 31, 2025 | | | | | As at October 31, 2024 | | | | |
| | Outstanding balances | | | | For the 12 months ended | Outstanding balances | | | | For the 12 months ended |
| Region (2) | Insured (3) | Uninsured | Total | % of total | Average LTV uninsured (4) | Insured (3) | Uninsured | Total | % of total | Average LTV uninsured (4) |
|---|---|---|---|---|---|---|---|---|---|---|
| Atlantic | 3,274 | 4,024 | 7,298 | 3.7% | 69% | 3,261 | 3,802 | 7,063 | 3.7% | 70% |
| Quebec | 8,145 | 13,427 | 21,572 | 11.0% | 70% | 8,811 | 13,647 | 22,458 | 11.8% | 71% |
| Ontario | 14,495 | 68,506 | 83,001 | 42.3% | 70% | 14,199 | 64,107 | 78,306 | 41.0% | 70% |
| Alberta | 9,234 | 8,546 | 17,780 | 9.1% | 73% | 9,551 | 8,175 | 17,726 | 9.3% | 73% |
| British Columbia | 4,303 | 24,663 | 28,966 | 14.8% | 68% | 4,504 | 25,011 | 29,515 | 15.4% | 68% |
| All other Canada | 2,109 | 1,614 | 3,723 | 1.9% | 72% | 2,180 | 1,662 | 3,842 | 2.0% | 72% |
| Total Canada | 41,560 | 120,780 | 162,340 | 82.8% | 70% | 42,506 | 116,404 | 158,910 | 83.2% | 70% |
| United States | 60 | 33,633 | 33,693 | 17.2% | 73% | 67 | 32,103 | 32,170 | 16.8% | 76% |
| Total | 41,620 | 154,413 | 196,033 | 100% | 71% | 42,573 | 148,507 | 191,080 | 100% | 71% |

(1) Reporting methodologies are in accordance with OSFI's Residential Mortgage Underwriting Practices and Procedures (B-20) Guideline.
(2) Region is based upon address of the property mortgaged.
(3) Insured mortgages are defined as mortgages that are insured individually or in bulk through an eligible insurer (i.e., CMHC, Sagen MI CanadaTM).
(4) LTV is based on original outstanding balances for mortgages and authorized amounts for HELOCs, divided by the value of the collateral at point of origination.

## Home Equity Lines of Credit [1]

**TABLE 38**

| (Canadian $ in millions, except as noted) | As at October 31, 2025 | | | | | As at October 31, 2024 | | | | |
| | Portfolio | | | | For the 12 months ended | Portfolio | | | | For the 12 months ended |
| Region (2) | Outstanding balances | % | Authorizations | % | Average LTV (4) | Outstanding balances | % | Authorizations | % | Average LTV (4) |
|---|---|---|---|---|---|---|---|---|---|---|
| Atlantic | 1,149 | 2.0% | 2,180 | 1.8% | 65% | 1,051 | 1.9% | 2,028 | 1.7% | 62% |
| Quebec | 9,364 | 15.9% | 19,123 | 15.8% | 70% | 9,216 | 16.3% | 18,530 | 15.9% | 68% |
| Ontario | 26,177 | 44.5% | 48,939 | 40.5% | 64% | 25,313 | 44.8% | 47,222 | 40.6% | 60% |
| Alberta | 3,328 | 5.7% | 7,471 | 6.2% | 64% | 3,200 | 5.7% | 7,156 | 6.1% | 61% |
| British Columbia | 11,311 | 19.2% | 21,338 | 17.7% | 62% | 10,432 | 18.5% | 19,867 | 17.1% | 59% |
| All other Canada | 729 | 1.2% | 1,485 | 1.2% | 69% | 728 | 1.3% | 1,485 | 1.3% | 65% |
| Total Canada | 52,058 | 88.5% | 100,536 | 83.2% | 64% | 49,940 | 88.5% | 96,288 | 82.7% | 61% |
| United States | 6,762 | 11.5% | 20,288 | 16.8% | 57% | 6,497 | 11.5% | 20,146 | 17.3% | 59% |
| Total | 58,820 | 100% | 120,824 | 100% | 63% | 56,437 | 100% | 116,434 | 100% | 61% |

Refer to footnote references in the Residential Mortgages table above.

## Residential Mortgages by Remaining Term of Amortization [1] [2]

**TABLE 39**

| As at October 31, 2025 | Amortization period | | | | | | | |
| | < 5 years | 6-10 years | 11-15 years | 16-20 years | 21-25 years | 26-30 years | 31-35 years | > 35 years |
|---|---|---|---|---|---|---|---|---|
| Canada (3) | 0.7% | 2.8% | 8.1% | 19.5% | 34.6% | 27.1% | 2.5% | 4.7% |
| United States (4) | 0.3% | 1.6% | 3.3% | 2.9% | 11.1% | 80.6% | 0.1% | 0.1% |
| Total | 0.7% | 2.6% | 7.3% | 16.6% | 30.6% | 36.2% | 2.1% | 3.9% |

| As at October 31, 2024 | Amortization period | | | | | | | |
| | < 5 years | 6-10 years | 11-15 years | 16-20 years | 21-25 years | 26-30 years | 31-35 years | > 35 years |
|---|---|---|---|---|---|---|---|---|
| Canada (3) | 0.7% | 2.6% | 6.6% | 16.1% | 33.8% | 26.5% | 3.6% | 10.1% |
| United States (4) | 0.4% | 1.7% | 4.0% | 2.4% | 9.0% | 82.3% | 0.1% | 0.1% |
| Total | 0.6% | 2.5% | 6.2% | 13.8% | 29.6% | 35.9% | 3.0% | 8.4% |

(1) In Canada, the remaining amortization is based on the current balance, interest rate, customer payment amount and payment frequency. The contractual payment schedule is used in the United States.
(2) Reporting methodologies are in accordance with OSFI's B-20 Guideline.
(3) As a result of increases in interest rates, the portfolio included less than $0.1 billion ($9.3 billion as at October 31, 2024) of variable-rate mortgages in negative amortization, with all of the contractual payments in the current period being applied to interest, and the portion of interest due that is not met by each payment added to the principal.
(4) A large proportion of U.S.-based mortgages in the longer-amortization band are primarily associated with modification programs for troubled borrowers and regulator-initiated mortgage refinancing programs.

## Gross Impaired Loans

Total gross impaired loans and acceptances (GIL) were $7,091 million, an increase from $5,843 million in the prior year. The increase in impaired loans was due to higher balances in business and government lending, with increases in several sectors, and in consumer lending. GIL as a percentage of gross loans and acceptances was 1.04% in fiscal 2025, an increase from 0.86% in the prior year.

Factors contributing to the change in GIL are outlined in the table below. Loans classified as impaired during the year increased to $7,775 million from $7,419 million in fiscal 2024, reflecting higher impaired loan formations in the consumer portfolios. On a geographic basis, Canada accounted for 50% of total formations in fiscal 2025, compared with 38% in fiscal 2024.

Detailed breakdowns of impaired loans by geographic region and industry can be found in Table 66 in the Supplemental Information and in Note 3 of the audited annual consolidated financial statements.

## Changes in Gross Impaired Loans and Acceptances

**TABLE 40**

| (Canadian $ in millions, except as noted)<br>For the year ended October 31 | 2025 | 2024 |
|---|---|---|
| **GIL, beginning of year** | **5,843** | 3,960 |
| Classified as impaired during the year | **7,775** | 7,419 |
| Transferred to not impaired during the year | **(1,454)** | (1,086) |
| Net repayments | **(2,781)** | (1,938) |
| Amounts written off | **(2,069)** | (2,430) |
| Disposals of loans | **(221)** | (107) |
| Foreign exchange and other movements | **(2)** | 25 |
| **GIL, end of year** | **7,091** | 5,843 |
| GIL as a % of gross loans and acceptances | **1.04** | 0.86 |

## Allowance for Credit Losses

We employ a disciplined approach to provisioning and loan loss evaluation across our loan portfolios, with the prompt identification of problem loans a key risk management objective. We maintain both an allowance for credit losses on impaired loans and an allowance for credit losses on performing loans, in accordance with International Financial Reporting Standards (IFRS). An allowance on performing loans is maintained to cover impairment in the existing portfolio for loans that have not yet been individually identified as impaired. Our approach to establishing and maintaining the allowance on performing loans is based on the requirements of IFRS, considering the guideline issued by our regulator, OSFI. Under the IFRS 9, *Financial Instruments* (IFRS 9) expected credit loss (ECL) methodology, an allowance is recorded for ECL on financial assets regardless of whether there has been an actual loss event. We recognize an allowance for loss at an amount generally based on 12 months of ECL, if the credit risk at the reporting date has not increased significantly since initial recognition (Stage 1). We record ECL over the remaining life of performing financial assets that are considered to have experienced a significant increase in credit risk (Stage 2).

An allowance on impaired loans is maintained to reduce the carrying value of individually identified impaired loans (Stage 3) to the expected recoverable amount.

We maintain an allowance for credit losses (ACL) at a level that we consider appropriate to absorb credit-related losses. As at October 31, 2025, the total ACL was $5,739 million, an increase of $803 million from the prior year, reflecting higher allowances on both performing and impaired loans. The allowance on impaired loans was $1,030 million as at October 31, 2025, and the allowance on performing loans was $4,709 million. These amounts included an allowance on impaired loans of $56 million and an allowance on performing loans of $633 million related to undrawn commitments and letters of credit that are considered other credit instruments and recorded in other liabilities. The allowance on impaired loans increased $299 million from $731 million in the prior year. The allowance on performing loans increased $504 million from $4,205 million in the prior year, largely driven by the impact of the uncertain economic environment on future credit conditions, portfolio credit migration and changes in the macroeconomic outlook, partially offset by lower balances in certain portfolios.

Further details on the key assumptions used in the measurement of ACL can be found in the Critical Accounting Estimates and Judgments section; continuity in ACL by each product type can be found in Tables 68 and 69 in the Supplemental Information and in Note 3 of the audited annual consolidated financial statements.

## International Exposures

BMO's geographic exposures to regions outside of Canada and the United States are subject to a RMF that incorporates assessments of economic and political risks in each region or country. These exposures are also managed within limits based on product, entity and country of ultimate risk. Our total net exposure to these regions is set out in the table below.

The table outlines total net exposure for funded lending and undrawn commitments, securities (including cash products, traded credit and credit default swap activity), repo-style transactions and derivatives. Repo-style transactions and derivatives exposures are reported at mark-to-market value. Derivatives exposures incorporate transaction netting where master netting agreements with counterparties have been entered into, and collateral offsets for counterparties where a CSA is in effect.

## Exposure by Region

**TABLE 41**

| (Canadian $ in millions) | Funded lending and commitments | | | | Securities | | | | Repo-style transactions and derivatives | | | | As at October 31, 2025<br>Total net exposure | As at October 31, 2024<br>Total net exposure |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Region | Bank | Corporate | Sovereign | Total | Bank | Corporate | Sovereign | Total | Bank | Corporate | Sovereign | Total | | |
| Europe (excluding United Kingdom) | 758 | 2,902 | – | 3,660 | 259 | 56 | 8,083 | 8,398 | 1,049 | 679 | 36 | 1,764 | 13,822 | 10,670 |
| United Kingdom | 80 | 6,627 | 257 | 6,964 | 130 | 102 | 1,297 | 1,529 | 174 | 742 | 31 | 947 | 9,440 | 10,493 |
| Latin America | 2,699 | 5,052 | – | 7,751 | – | 96 | – | 96 | 3 | 330 | 22 | 355 | 8,202 | 8,628 |
| Asia-Pacific | 2,529 | 2,633 | 85 | 5,247 | 357 | 19 | 610 | 986 | 185 | 180 | 128 | 493 | 6,726 | 10,304 |
| Middle East and Africa | 1,848 | 1,339 | 106 | 3,293 | – | – | 23 | 23 | 8 | 18 | 2,158 | 2,184 | 5,500 | 3,939 |
| Other (1) | – | 3 | 24 | 27 | – | – | 4,291 | 4,291 | 2 | – | 188 | 190 | 4,508 | 5,205 |
| Total | 7,914 | 18,556 | 472 | 26,942 | 746 | 273 | 14,304 | 15,323 | 1,421 | 1,949 | 2,563 | 5,933 | 48,198 | 49,239 |

(1) Primarily exposure to supranational entities.

## Derivative Transactions

The following table presents the notional amounts of BMO's OTC derivative contracts, comprising contracts that are centrally cleared and settled through a designated clearing house or CCP and contracts that are not centrally cleared.

CCPs are established under the supervision of central banks or other similar regulatory authorities and, as financial market infrastructure, must satisfy certain financial resilience requirements. Generally speaking, in order to centrally clear OTC derivative contracts, we acquire a membership in the CCP and, in addition to providing collateral to protect the CCP against risk of loss related to BMO, we are exposed to risk as a member for our contribution to a default fund. We may also be required to make additional contributions or provide other support in the event of default by another member.

The notional amounts of our derivatives represent the amount to which a rate or price is applied in order to calculate the amount of cash that must be exchanged under each contract. Notional amounts do not represent assets or liabilities and therefore are not recorded on the Consolidated Balance Sheet. The fair values of OTC derivative contracts are recorded on the Consolidated Balance Sheet.

**Over-the-Counter Derivative Contracts** (Notional amounts)

**TABLE 42**

| (Canadian $ in millions) | Non-centrally cleared | | Centrally cleared | | Total | |
|---|---|---|---|---|---|---|
| As at October 31 | **2025** | 2024 | **2025** | 2024 | **2025** | 2024 |
| **Interest Rate Contracts** | | | | | | |
| Swaps | **475,142** | 469,244 | **14,184,925** | 16,376,733 | **14,660,067** | 16,845,977 |
| Forward rate agreements | **9,063** | 7,464 | **832,484** | 3,406,985 | **841,547** | 3,414,449 |
| Purchased options | **369,216** | 253,694 | **–** | – | **369,216** | 253,694 |
| Written options | **385,166** | 255,721 | **–** | – | **385,166** | 255,721 |
| Total interest rate contracts | **1,238,587** | 986,123 | **15,017,409** | 19,783,718 | **16,255,996** | 20,769,841 |
| **Foreign Exchange Contracts** (1) | | | | | | |
| Cross-currency swaps | **125,728** | 102,302 | **–** | – | **125,728** | 102,302 |
| Cross-currency interest rate swaps | **1,245,779** | 900,021 | **–** | – | **1,245,779** | 900,021 |
| Forward foreign exchange contracts | **936,278** | 673,839 | **4,362** | 6,088 | **940,640** | 679,927 |
| Purchased options | **98,355** | 76,576 | **36** | – | **98,391** | 76,576 |
| Written options | **107,532** | 88,210 | **38** | – | **107,570** | 88,210 |
| Total foreign exchange contracts | **2,513,672** | 1,840,948 | **4,436** | 6,088 | **2,518,108** | 1,847,036 |
| **Commodity Contracts** | | | | | | |
| Swaps | **22,120** | 20,326 | **8** | 2 | **22,128** | 20,328 |
| Purchased options | **6,706** | 5,495 | **–** | – | **6,706** | 5,495 |
| Written options | **4,090** | 4,268 | **–** | – | **4,090** | 4,268 |
| Total commodity contracts | **32,916** | 30,089 | **8** | 2 | **32,924** | 30,091 |
| **Equity Contracts** | **187,637** | 138,194 | **194** | 320 | **187,831** | 138,514 |
| **Credit Contracts** (2) | | | | | | |
| Purchased | **2,830** | 1,902 | **28,930** | 21,448 | **31,760** | 23,350 |
| Written | **904** | 1,279 | **22,603** | 14,932 | **23,507** | 16,211 |
| Total credit default swaps | **3,734** | 3,181 | **51,533** | 36,380 | **55,267** | 39,561 |
| Total | **3,976,546** | 2,998,535 | **15,073,580** | 19,826,508 | **19,050,126** | 22,825,043 |

(1) Gold contracts are included with foreign exchange contracts.
(2) Credit contracts exclude loan commitment derivatives with notional amounts of $6,219 million as at October 31, 2025 ($2,498 million as at October 31, 2024).

# Market Risk

**Market Risk** is the potential for financial loss as a result of the impact to capital and earnings from adverse changes in market variables that may affect the bank's trading, underwriting and banking book positions, such as interest rates, foreign exchange rates, credit spreads, equity and commodity prices and their implied volatilities.

Market risk arises from our trading and underwriting activities, as well as our structural banking activities. The magnitude and importance of these activities to the enterprise, along with the potential volatility of market variables, call for diligent governance and a robust market risk program that can provide effective identification, measurement, reporting and control of market risk exposures.

## Trading and Underwriting Market Risk Governance

Our market risk-taking activities are subject to an extensive governance process. The Risk Review Committee (RRC) oversees the management of market risk on behalf of the Board of Directors and approves limits governing market risk exposures that are consistent with our risk appetite. The Risk Management Committee (RMC) regularly reviews and assesses significant market risk exposures and positions, and exercises ongoing senior management oversight of our risk-taking activities. Both of these committees are kept apprised of specific market risk exposures and any developments that could expose BMO to unusual, unexpected or unquantified risks associated with those market risk exposures, as well as other current and emerging market risks. In addition, all businesses and individuals authorized to conduct trading and underwriting activities on behalf of BMO are required to work within our governance approach and, as part of their first-line-of-defence responsibilities, must adhere to all relevant corporate policies, standards and procedures, and maintain and manage market risk exposures within specified limits and risk tolerances. In support of our Risk Management Framework (RMF), our market risk management program comprises processes, infrastructure and supporting documentation which together enable the identification, assessment, measurement, management and reporting of our market risk exposures.

## Trading and Underwriting Market Risk

Our trading and underwriting businesses give rise to market risk associated with buying and selling financial products in the course of meeting our customers' needs, such as market-making and related financing activities, and assisting clients to raise funds through securities issuance.

### Identification and Assessment of Trading and Underwriting Market Risk

As the first step in the management of market risk, rigorous assessment processes are in place to identify market risk exposures associated with both new products and the evolving risk profile of existing products, including on- and off-balance sheet positions, trading and non-trading positions, leveraged loan, bond and equity underwriting, and market risk exposures arising from the domestic and foreign operations of our operating segments.

Various metrics and techniques are employed to measure identified market risk exposures. These include Value-at-Risk (VaR) and stress tests, as well as sensitivity to market risk factors and position concentrations. Results are reported to the appropriate line of business, the RMC and RRC on a regular basis.

**Value-at-Risk (VaR)** measures the maximum loss likely to be experienced in the trading and underwriting portfolios, measured at a 99% confidence level over a one-day holding period. It incorporates the risk to the value of the bank's trading and underwriting portfolios from changes in interest rates, foreign exchange rates, credit spreads, equity and commodity prices, and their implied volatilities and correlations.

Although it is a useful indicator of risk, VaR has limitations, as with any model-driven metric. It assumes that all portfolio positions can be liquidated within one day and that historical data can be used as a proxy to forecast future market events. In addition, VaR calculations are based on portfolio positions at the close of business and do not reflect the impact of intra-day activity.

**Stress Tests** are used to determine the potential impact of low-frequency, high-severity events on the trading and underwriting portfolios. The portfolios are measured daily against a variety of hypothetical and historical event scenarios, including the 2008 global financial crisis and the COVID-19 pandemic, along with portfolio-specific impacts and asset class scenarios. Scenarios are continuously refined to reflect the latest market conditions and portfolio risk exposures. Market liquidity horizons are reviewed for suitability and scenarios updated where appropriate. In addition, a range of assumptions, including the duration of scenarios and management actions, are incorporated into the stress tests to better reflect the anticipated impact on the trading and underwriting business.

VaR and stress testing metrics should not be viewed as definitive predictors of the maximum amount of losses that could be experienced in the trading and underwriting portfolios in any one day, as their results are based on models and estimates and are subject to confidence levels, and the estimates could be exceeded under unforeseen market conditions.

Our VaR model is back-tested daily, assuming there are no changes to the previous day's closing position, and isolates the effects of each day's price movements against those closing positions. The one-day 99% confidence level VaR at the local and consolidated BMO levels is compared with the estimated daily profit and loss (P&L) that would be recorded if the portfolio composition remained unchanged. If this P&L result is negative and its absolute value is greater than the previous day's VaR, a back-testing exception occurs. Each exception is investigated, explained and documented.

Models support the measurement of our exposure to the risk of adverse outcomes for income, retained earnings and capital. We use a variety of methods to verify the integrity of our risk models, including the application of back-testing against hypothetical losses and approval by an independent model validation team. The data and correlations that underpin our models are updated frequently, so that risk metrics reflect current market conditions.

Material presented in a blue-tinted font above is an integral part of Note 4 of the audited annual consolidated financial statements.

Market risk risk-weighted assets (RWA) are calculated using a standardized approach under Basel III for trading book activities along with foreign exchange risk in the banking book. Policies defining the activities eligible for trading book capital treatment and banking book capital treatment are used to delineate in-scope activity. Exceptions to general assumptions about trading book and banking book categories are reported to OSFI. Such exceptions principally arise from instruments that are designated as trading under International Financial Reporting Standards (IFRS) but used to hedge banking book market risks, along with deferred compensation plan hedging. The fair value of instruments under exception is $1,378 million net asset and $12,996 million gross.

**Monitoring and Control of Trading and Underwriting Market Risk**
Limits are set for our trading and underwriting activities, and are subject to regular monitoring and reporting. Reporting and escalation of exposures to senior management are performed based on our risk policies. Other significant controls include the independent valuation of financial assets and liabilities, as well as compliance with our model risk program to mitigate model risk.

Internal risk transfer (IRT) transactions are used to hedge interest rate, credit spread and equity banking book market risks by way of the trading book. This activity is governed by policies intended to ensure compliance with OSFI's CAR Guideline. No instruments were reassigned between the trading and banking books in fiscal 2025.

## Trading Market Risk Measures
Average Total Trading Value at Risk (VaR) increased year-over-year, due to higher commodity and equity exposures, as well as increased market volatility, partially offset by lower interest rate exposures.

## Total Trading Value at Risk (VaR) Summary [1]

**TABLE 43**

| As at or for the year ended October 31 (Pre-tax Canadian $ equivalent in millions) | 2025 | | | | 2024 | | | |
|---|---|---|---|---|---|---|---|---|
| | Year-end | Average | High | Low | Year-end | Average | High | Low |
| Commodity VaR | 8.2 | 8.0 | 16.1 | 2.0 | 2.1 | 3.8 | 5.4 | 2.0 |
| Equity VaR | 12.8 | 20.1 | 35.7 | 11.7 | 24.0 | 16.1 | 24.0 | 8.1 |
| Foreign exchange VaR | 0.8 | 1.8 | 5.1 | 0.8 | 1.0 | 1.2 | 2.9 | 0.4 |
| Interest rate VaR [2] | 30.0 | 28.2 | 41.9 | 21.4 | 23.0 | 30.8 | 44.7 | 22.1 |
| Diversification | (25.9) | (21.1) | nm | nm | (17.6) | (19.7) | nm | nm |
| Total Trading VaR | 25.9 | 37.0 | 48.1 | 25.9 | 32.5 | 32.2 | 45.5 | 23.1 |

(1) One-day measure using a 99% confidence interval. Gains are presented in brackets and losses are presented as positive numbers.
(2) Interest rate VaR includes general credit spread risk.

nm – not meaningful

## Trading-Related Net Revenue
The charts below present daily net revenues plotted against Total Trading VaR, along with a representation of daily net revenue distribution. In fiscal 2025, net trading losses occurred on four days, with none of these losses exceeding Total Trading VaR. The losses on these days were primarily attributable to unfavourable market movements, which had a negative impact on some of our positions.

**Trading Net Revenues versus Value at Risk**
(pre-tax basis and in millions of Canadian dollars)



Daily Revenue        Total Trading VaR

Material presented in a blue-tinted font above is an integral part of Note 4 of the audited annual consolidated financial statements.

**Frequency Distribution of Daily Net Revenues**
Nov 1, 2024 to Oct 31, 2025 ($ millions)



## Structural (Non-Trading) Market Risk

Structural market risk comprises interest rate risk arising from our banking activities, such as those involving loans and deposits, and foreign exchange risk arising from our foreign currency operations and exposures.

## Structural Market Risk Governance

BMO's Corporate Treasury group is responsible for the ongoing management of structural market risk across the enterprise, with independent oversight provided by the Market Risk group. In addition to the limits approved by our Board of Directors on earnings at risk and the sensitivity of economic value to changes in interest rates, more granular management limits are in place to guide the daily management of this risk.

The RRC oversees structural market risk management, regularly reviews structural market risk positions and annually approves the structural market risk plan and limits. The RMC and the Asset Liability Committee (ALCO) provide ongoing senior management oversight of risk positions and related activities.

## Structural Market Risk Measurement

### Interest Rate Risk

Structural interest rate risk arises when changes in interest rates affect the market value, cash flows and earnings of assets and liabilities related to our banking activities. The objective of structural interest rate risk management is to maintain high-quality earnings and maximize sustainable product spreads, while managing risk to the economic value of our net assets arising from changes in interest rates.

Structural interest rate risk primarily comprises interest rate mismatch risk and product-embedded option risk.

Interest rate mismatch risk arises when there are differences in the scheduled maturities, repricing dates or reference rates of assets, liabilities and derivatives. The net interest rate mismatch, representing residual assets funded by common shareholders' equity, is managed to align with a target maturity profile through interest rate swaps and securities.

Product-embedded option risk arises when product features allow customers to alter the timing of cash flows, such as scheduled maturity or repricing dates, usually in response to changes in market conditions. Product-embedded options include loan prepayments, deposit redemption privileges and committed rates on unadvanced mortgages. These options and associated customer behaviour are captured in risk modelling, and hedging programs may be used to limit the level of exposure to this risk.

Structural interest rate risk is measured using simulations, analyses of the sensitivity of earnings and economic value, stress testing and gap analysis, in addition to other risk metrics.

> **Earnings Sensitivity** is a measure of the impact of potential changes in interest rates on the projected 12-month pre-tax net income from a portfolio of assets, liabilities and off-balance sheet positions in response to prescribed parallel interest rate movements, with interest rates floored at zero.
>
> **Economic Value Sensitivity** is a measure of the impact of potential changes in interest rates on the market value of a portfolio of assets, liabilities and off-balance sheet positions in response to prescribed parallel interest rate movements, with interest rates floored at zero.

The models that measure structural interest rate risk incorporate projected changes in interest rates and predict the likely reaction of our customers to these changes. For customer loans and deposits with scheduled maturity and repricing dates (such as mortgages and term deposits), the models measure the extent to which customers are likely to use embedded options to alter those scheduled dates. For customer loans and deposits without scheduled maturity and repricing dates (such as credit card loans and chequing accounts), exposure is measured using models that adjust for elasticity in product pricing and reflect historical and forecasted trends in balances. The results generated by these structural market risk models are inherently uncertain, as they reflect potential future pricing and customer behaviour, which may differ from actual experience. These models have been developed using statistical analysis and are independently validated and periodically updated through regular model performance assessment, back-testing and ongoing dialogue with the lines of business. Models developed to predict customer behaviour are also used to support product pricing.

Material presented in a blue-tinted font above is an integral part of Note 4 of the audited annual consolidated financial statements.

All models are subject to BMO's model risk program, which is described in more detail in the Risk Management Framework section.

The sensitivity of structural interest rate earnings and economic value to an immediate parallel increase or decrease of 100 basis points in the yield curve is disclosed in the table below.

The sensitivity of structural economic value to rising interest rates primarily reflects a lower market value for fixed-rate loans. The sensitivity of structural economic value to falling interest rates primarily reflects the impact of a higher market value for fixed-rate loans and minimum modelled client deposit rates. The exposure of structural economic value to rising interest rates and the benefit of falling interest rates increased relative to October 31, 2024, largely due to asset portfolio lengthening in response to a steeper curve. Structural earnings sensitivity quantifies the potential impact of interest rate changes on structural balance sheet pre-tax net income over the next 12 months. The sensitivity of structural earnings to falling interest rates primarily reflects the risk of fixed-rate and floating-rate loans repricing at lower rates and the more limited ability to reduce deposit pricing as rates fall. The benefit of rising interest rates to structural earnings primarily reflected the positive impact of reinvesting our net equity and non-rate sensitive deposits into assets with higher-term rates. The benefit of rising interest rates to structural earnings remained relatively unchanged compared with October 31, 2024. The exposure of falling interest rates to structural earnings increased relative to October 31, 2024, primarily due to the impact of lower modelled prepayment penalty fees collected on certain prepayable instruments.

During 2025, both economic value sensitivity and earnings sensitivity remained within the limits established by the Board of Directors.

## Structural Interest Rate Sensitivity [1] [2]

**TABLE 44**

| | Economic value sensitivity | | | | Earnings sensitivity | | | |
| | October 31, 2025 | | | October 31, 2024 | October 31, 2025 | | | October 31, 2024 |
| (Pre-tax Canadian $ equivalent in millions) | Canada [3] | United States | Total | Total | Canada [3] | United States | Total | Total |
|---|---|---|---|---|---|---|---|---|
| 100 basis point increase | (986) | (750) | (1,736) | (1,483) | 104 | 252 | 357 | 367 |
| 100 basis point decrease | 983 | 80 | 1,063 | 660 | (26) | (296) | (322) | (210) |

(1) Losses are presented in brackets and gains are presented as positive numbers.
(2) Interest rate sensitivities assume an immediate and sustained parallel shift in assumed interest rates across the entire yield curve as at the end of the period, using a constant balance sheet.
(3) Includes Canadian dollar and other currencies.

The table below presents net loans and acceptances by interest rate sensitivity.

**TABLE 45**

| (Canadian $ in millions) | 2025 | 2024 |
|---|---|---|
| Fixed rate [1] | | |
| Contractual amounts that will reprice/repay within 3 months | 216,506 | 213,314 |
| Contractual amounts that will reprice/repay after 3 months | 236,771 | 254,872 |
| Floating rate [2] | 217,120 | 202,031 |
| Non-rate sensitive [3] | 7,475 | 8,158 |
| Total | 677,872 | 678,375 |

(1) Includes index-based loans.
(2) Floating rate only includes loans that reprice immediately upon a change in interest rates.
(3) Includes credit card balances that are paid when due, customers' liability under acceptances, impaired loans and allowance for credit losses.

## Non-Trading Foreign Exchange Risk

Structural foreign exchange risk arises primarily from translation risk related to our net investment in U.S. operations and from transaction risk associated with U.S. dollar-denominated net income.

Translation risk arises from the potential impact that changes in foreign exchange rates could have on our reported shareholders' equity and capital ratios. We economically manage the impact of changes in foreign exchange rates on our capital ratios. Refer to the Enterprise-Wide Capital Management section for further discussion.

Exchange rate fluctuations will affect future results measured in Canadian dollars, and the impact on those results is a function of the periods during which revenue, expenses and provisions for credit losses arise. Hedging positions may be taken to partially offset the pre-tax effects of Canadian dollar/U.S. dollar exchange rate fluctuations on financial results, although we did not enter into any hedging arrangements in the current or prior year. If future results are consistent with results in fiscal 2025, each one cent increase (decrease) in the Canadian dollar/U.S. dollar exchange rate would be expected to increase (decrease) the Canadian dollar equivalent of U.S. operations net income before income taxes for the year by $35 million, in the absence of hedging arrangements. Refer to the 2025 Financial Performance Review – Foreign Exchange section for a more complete discussion of the effects of changes in foreign exchange rates on our results.

## Linkages between Balance Sheet Items and Market Risk Disclosures

The table below presents items reported on the Consolidated Balance Sheet that are subject to market risk, comprising balances that are subject to either traded risk or non-traded risk measurement techniques.

### TABLE 46

| | As at October 31, 2025 | | | | As at October 31, 2024 | | | | Primary risk factors |
| | Subject to market risk | | | | | Subject to market risk | | | for non-traded |
| (Canadian $ in millions) | Consolidated Balance Sheet | Traded risk (1) | Non-traded risk (2) | Not subject to market risk | Consolidated Balance Sheet | Traded risk (1) | Non-traded risk (2) | Not subject to market risk | risk balances |
|---|---|---|---|---|---|---|---|---|---|
| **Assets Subject to Market Risk** | | | | | | | | | |
| Cash and cash equivalents | 67,484 | – | 67,484 | – | 65,098 | – | 65,098 | – | Interest rate |
| Interest bearing deposits with banks | 2,838 | 456 | 2,382 | – | 3,640 | 201 | 3,439 | – | Interest rate |
| Securities | 423,476 | 172,680 | 250,796 | – | 396,880 | 153,833 | 243,047 | – | Interest rate, credit spread, equity |
| Securities borrowed or purchased under resale agreements | 129,421 | – | 129,421 | – | 110,907 | – | 110,907 | – | Interest rate |
| Loans and acceptances (net of allowance for credit losses) | 677,161 | 6,271 | 670,890 | – | 678,016 | 6,085 | 671,931 | – | Interest rate, foreign exchange |
| Derivative instruments | 57,151 | 51,829 | 5,322 | – | 47,253 | 42,879 | 4,374 | – | Interest rate, foreign exchange |
| Customers' liability under acceptances | 711 | – | 711 | – | 359 | – | 359 | – | Interest rate |
| Other assets | 118,560 | 6,411 | 12,460 | 99,689 | 107,494 | 9,783 | 11,001 | 86,710 | Interest rate |
| Total Assets | 1,476,802 | 237,647 | 1,139,466 | 99,689 | 1,409,647 | 212,781 | 1,110,156 | 86,710 | |
| **Liabilities Subject to Market Risk** | | | | | | | | | |
| Deposits | 976,202 | 49,093 | 927,109 | – | 982,440 | 45,223 | 937,217 | – | Interest rate, foreign exchange |
| Derivative instruments | 58,729 | 54,770 | 3,959 | – | 58,303 | 54,713 | 3,590 | – | Interest rate, foreign exchange |
| Acceptances | 711 | – | 711 | – | 359 | – | 359 | – | Interest rate |
| Securities sold but not yet purchased | 54,876 | 54,876 | – | – | 35,030 | 35,030 | – | – | Interest rate |
| Securities lent or sold under repurchase agreements | 134,967 | – | 134,967 | – | 110,791 | – | 110,791 | – | Interest rate |
| Other liabilities | 154,717 | – | 91,688 | 63,029 | 130,061 | – | 78,583 | 51,478 | Interest rate |
| Subordinated debt | 8,500 | – | 8,500 | – | 8,377 | – | 8,377 | – | Interest rate |
| Total Liabilities | 1,388,702 | 158,739 | 1,166,934 | 63,029 | 1,325,361 | 134,966 | 1,138,917 | 51,478 | |

(1) Primarily comprises balance sheet items that are subject to the trading and underwriting RMF and recorded at fair value through profit or loss.
(2) Primarily comprises balance sheet items that are subject to the structural balance sheet insurance RMF and secured financing transactions.

Material presented in a blue-tinted font above is an integral part of Note 4 of the audited annual consolidated financial statements.

# Liquidity and Funding Risk

**Liquidity and Funding Risk** is the potential for financial loss if the bank is unable to meet its financial commitments in a timely manner at reasonable prices as they come due. Financial commitments include liabilities to depositors and suppliers, as well as lending, investment and pledging commitments.

Managing liquidity and funding risk is integral to maintaining enterprise soundness and safety, depositor confidence and earnings stability. It is BMO's policy to maintain a level of liquid assets and funding capacity sufficient to meet our financial commitments, even in times of stress.

## Liquidity and Funding Risk Governance
The Corporate Treasury group and the operating segments, as the first line of defence, are responsible for the ongoing identification, assessment, measurement, management and reporting of liquidity and funding risk. The Corporate Treasury group is responsible for monitoring and reporting on exposures to liquidity and funding risk across the enterprise; develops and recommends for approval the Liquidity and Funding Risk Management Framework and the related Risk Appetite Statement and limits; monitors adherence to relevant corporate policies; and assesses the impact of market events on liquidity and funding requirements on an ongoing basis.

Enterprise Risk and Portfolio Management (ERPM), as the second line of defence, exercises oversight, conducts independent risk assessment and provides effective challenge of liquidity and funding management frameworks, policies, limits, monitoring and reporting across the enterprise.

The Risk Management Committee (RMC) and Asset Liability Committee (ALCO) provide senior management oversight, and review and discuss significant liquidity and funding policies, issues and developments that arise in the pursuit of BMO's strategic priorities. The Risk Review Committee (RRC) provides oversight of the management of liquidity and funding risk, annually approves the applicable policies, limits and contingency plan, and regularly reviews liquidity and funding positions.

## Liquidity and Funding Risk Management
BMO's liquidity and funding risk program is defined and authorized in alignment with corporate policies approved by our Board of Directors and standards approved by management. These policies and standards set out key management principles, liquidity and funding metrics and related limits, as well as roles and responsibilities in the management of liquidity and funding risk across the enterprise.

We have a robust limit structure in place in order to manage liquidity and funding risk. These limits define BMO's risk appetite for the key Stress Net Liquidity Position (stress NLP) measure, regulatory liquidity ratios, secured and unsecured funding appetite (for both trading and structural activities), as well as enterprise collateral pledging. Limits also establish the tolerance for concentrations of maturities, as well as requirements for counterparty liability diversification, business pledging activity, and the size and type of committed and uncommitted credit and liquidity facilities that may be outstanding.

Operating within these limits helps to confirm that liquidity and funding risk is appropriately managed. An enterprise-wide contingency plan intended to facilitate effective risk management in the event of a disruption is also in place. Early warning indicators identified in the contingency plan are regularly monitored in order to detect any signs of rising levels of liquidity or funding risk in the market, or any exposure to other risks specific to BMO.

BMO legal entities include regulated and foreign subsidiaries and branches, and as a result, movements of funds between entities in the corporate group are subject to, among other things, the liquidity, funding and capital adequacy requirements of these entities. As such, liquidity and funding positions are managed on both a consolidated and key legal entity basis. Liquidity and funding risk management policies and limits, informed by the laws and regulations that apply to each entity, are in place for key legal entities, and positions are regularly reviewed at the key legal entity level to confirm compliance with applicable laws and regulations.

BMO continued to maintain a strong liquidity position during fiscal 2025. Customer deposits continued to grow, while customer loans declined during the year. Wholesale funding decreased, reflecting net maturities. Our liquidity metrics, including the Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR), exceeded internal targets and regulatory requirements throughout fiscal 2025.

## Liquidity and Funding Risk Measurement
A key component of liquidity risk management is the measurement of liquidity risk under stress. We use stress NLP as a key measure of liquidity risk. Stress NLP represents the amount by which liquid assets exceed potential funding needs under severe systemic and enterprise-specific stress scenarios, and a combination thereof. Potential funding needs may arise from obligations to repay retail, commercial and wholesale deposits that are withdrawn or not renewed, or to fund drawdowns on available credit and liquidity lines, as well as from obligations to pledge collateral due to ratings downgrades or market volatility, along with the ongoing need to fund new assets and strategic investments. Potential funding needs are quantified by applying factors to various business activities based on management's view of the relative level of liquidity risk related to each activity. These factors vary by deposit classification (e.g., retail, small business, non-financial corporate or wholesale counterparties) and deposit type (e.g., insured, uninsured, operational or non-operational deposits), as well as by commitment type (e.g., committed or uncommitted credit or liquidity facilities by counterparty type). Stress scenarios also consider the time horizon over which liquid assets can be monetized and management's assessment of the liquidity value of those assets under conditions of market stress. These potential funding needs are assessed under severe systemic and enterprise-specific stress scenarios, and a combination thereof.

Stress testing results are evaluated against our stated risk appetite and are considered in management's decisions on limit-setting and internal transfer cost of liquidity, and also help to inform and shape the design of business plans and contingency plans. The liquidity and funding risk program is integrated with enterprise-wide stress testing.

In addition to stress NLP, we regularly monitor positions in relation to the limits and liquidity ratios noted in the Liquidity and Funding Risk Management section above. These include regulatory metrics such as LCR, net cumulative cash flow and NSFR.

## Unencumbered Liquid Assets

Unencumbered liquid assets comprise high-quality assets that are marketable, can be pledged as security for borrowings and can be converted to cash in a time frame that meets liquidity and funding requirements. Liquid assets are primarily held in our trading businesses, as well as in supplemental liquidity pools that are maintained for contingent liquidity risk management purposes. The liquidity values recognized for different asset classes under BMO's liquidity and funding risk program reflect management's assessment of the liquidity values of those assets under a severe stress scenario. Liquid assets held in our trading businesses comprise cash on deposit with central banks, short-term deposits with other financial institutions, highly-rated debt securities, equity securities and short-term reverse repurchase agreements. Supplemental liquidity pool assets primarily comprise cash on deposit with central banks, securities, and short-term reverse repurchase agreements for highly-rated Canadian federal and provincial government debt and U.S. federal government and agency debt. Substantially all supplemental liquidity pool assets meet the definition of high-quality liquid assets under Basel III. The size of the supplemental liquidity pool is integrated with our assessment of liquidity risk. In order to comply with local regulatory requirements, certain legal entities maintain their own minimum liquidity positions. There may be legal and regulatory restrictions on BMO's ability to use liquid assets held at one legal entity to support the liquidity requirements of another legal entity.

In the normal course of business, we may encumber a portion of cash and securities holdings as collateral in support of trading activities and participation in clearing and payment systems in Canada and abroad. In addition, we may receive liquid assets as collateral and may re-pledge these assets in exchange for cash or as collateral in support of trading activities. Net unencumbered liquid assets, defined as on-balance sheet assets, such as BMO-owned cash and securities and securities borrowed or purchased under resale agreements, plus other off-balance sheet eligible collateral received, less assets encumbered as collateral, totalled $393.5 billion as at October 31, 2025, compared with $396.3 billion as at October 31, 2024.

The decrease in unencumbered liquid assets was primarily due to lower securities balances, partially offset by higher cash balances. Net unencumbered liquid assets are primarily held at the parent bank level, at BMO Bank N.A. and in our broker/dealer operations. In addition to liquid assets, we have access to the Bank of Canada's lending assistance programs, the Federal Reserve Bank discount window in the United States, the Bank of England's Sterling Monetary Framework and European Central Bank standby liquidity facilities. We do not consider central bank facilities a source of available liquidity when assessing the soundness of our liquidity position.

In addition to cash and securities holdings, we may also pledge other assets, including mortgages and loans, to raise long-term secured funding. As part of the liquidity and funding risk program, a Pledging of Assets corporate policy sets out the approach and limits for pledging financial and non-financial assets.

BMO's total encumbered assets and unencumbered liquid assets are summarized in the table below. Refer to Note 24 of the audited annual consolidated financial statements for further information on pledged assets.

## Liquid Assets

**TABLE 47**

| (Canadian $ in millions) | Bank-owned assets | Other cash and securities received | Total gross assets (1) | Encumbered assets | Net unencumbered assets (2) | Net unencumbered assets (2) |
|---|---|---|---|---|---|---|
| | As at October 31, 2025 | | | | | As at October 31, 2024 |
| Cash and cash equivalents | 67,484 | – | 67,484 | 108 | 67,376 | 65,018 |
| Deposits with other banks | 2,838 | – | 2,838 | – | 2,838 | 3,640 |
| Securities and securities borrowed or purchased under resale agreements | | | | | | |
| Sovereigns/Central banks/Multilateral development banks | 194,986 | 120,935 | 315,921 | 164,319 | 151,602 | 150,126 |
| NHA mortgage-backed securities and U.S. agency mortgage-backed securities and collateralized mortgage obligations | 121,253 | 12,851 | 134,104 | 71,248 | 62,856 | 61,729 |
| Corporate and other debt | 37,156 | 21,550 | 58,706 | 20,820 | 37,886 | 43,722 |
| Corporate equity | 70,081 | 77,504 | 147,585 | 96,196 | 51,389 | 52,329 |
| Total securities and securities borrowed or purchased under resale agreements | 423,476 | 232,840 | 656,316 | 352,583 | 303,733 | 307,906 |
| NHA mortgage-backed securities (reported as loans at amortized cost) (3) | 26,278 | – | 26,278 | 6,690 | 19,588 | 19,774 |
| Total liquid assets | 520,076 | 232,840 | 752,916 | 359,381 | 393,535 | 396,338 |

(1) Gross assets include bank-owned assets and cash and securities received from third parties.
(2) Net unencumbered liquid assets are defined as total gross assets less encumbered assets.
(3) Under International Financial Reporting Standards (IFRS), National Housing Act (NHA) mortgage-backed securities that include mortgages owned by BMO as the underlying collateral are classified as loans. Unencumbered NHA mortgage-backed securities have liquidity value and are included as liquid assets under BMO's liquidity and funding risk program. This amount is shown as a separate line item, NHA mortgage-backed securities.

Material presented in a blue-tinted font above is an integral part of Note 4 of the audited annual consolidated financial statements.

## Asset Encumbrance

**TABLE 48**

| (Canadian $ in millions)<br>As at October 31, 2025 | Total gross<br>assets (1) | Encumbered (2) | | Net unencumbered | |
| --- | --- | --- | --- | --- | --- |
| | | Pledged as<br>collateral | Other<br>encumbered | Other<br>unencumbered (3) | Available as<br>collateral (4) |
| Cash and deposits with other banks | 70,322 | – | 108 | – | 70,214 |
| Securities (5) | 682,594 | 271,748 | 87,525 | 25,739 | 297,582 |
| Loans | 650,883 | 58,052 | 1,834 | 435,852 | 155,145 |
| Other assets | | | | | |
| Derivative instruments | 57,151 | – | – | 57,151 | – |
| Customers' liability under acceptances | 711 | – | – | 711 | – |
| Premises and equipment | 6,252 | – | – | 6,252 | – |
| Goodwill | 16,797 | – | – | 16,797 | – |
| Intangible assets | 4,758 | – | – | 4,758 | – |
| Current tax assets | 1,970 | – | – | 1,970 | – |
| Deferred tax assets | 2,732 | – | – | 2,732 | – |
| Receivable from brokers, dealers and clients | 43,167 | – | – | 43,167 | – |
| Other | 42,884 | 11,149 | – | 31,735 | – |
| Total other assets | 176,422 | 11,149 | – | 165,273 | – |
| Total assets | 1,580,221 | 340,949 | 89,467 | 626,864 | 522,941 |

| (Canadian $ in millions)<br>As at October 31, 2024 | Total gross<br>assets (1) | Encumbered (2) | | Net unencumbered | |
| --- | --- | --- | --- | --- | --- |
| | | Pledged as<br>collateral | Other<br>encumbered | Other<br>unencumbered (3) | Available as<br>collateral (4) |
| Cash and deposits with other banks | 68,738 | – | 80 | – | 68,658 |
| Securities (5) | 617,217 | 233,907 | 55,630 | 24,824 | 302,856 |
| Loans | 652,750 | 69,615 | 1,804 | 427,863 | 153,468 |
| Other assets | | | | | |
| Derivative instruments | 47,253 | – | – | 47,253 | – |
| Customers' liability under acceptances | 359 | – | – | 359 | – |
| Premises and equipment | 6,249 | – | – | 6,249 | – |
| Goodwill | 16,774 | – | – | 16,774 | – |
| Intangible assets | 4,925 | – | – | 4,925 | – |
| Current tax assets | 2,219 | – | – | 2,219 | – |
| Deferred tax assets | 3,024 | – | – | 3,024 | – |
| Receivable from brokers, dealers and clients | 31,916 | – | – | 31,916 | – |
| Other | 42,387 | 10,314 | – | 32,073 | – |
| Total other assets | 155,106 | 10,314 | – | 144,792 | – |
| Total assets | 1,493,811 | 313,836 | 57,514 | 597,479 | 524,982 |

(1) Gross assets include on-balance sheet and off-balance sheet assets.

(2) Pledged as collateral refers to the portion of on-balance sheet assets and other cash and securities that is pledged through repurchase agreements, securities lending, derivative contracts and requirements associated with participation in clearing houses and payment systems. Other encumbered assets include assets that are restricted for legal or other reasons, such as minimum required deposits at central banks, short sales and certain U.S. agency securities that have been sold to third parties but are consolidated under IFRS.

(3) Other unencumbered assets include select liquid asset holdings that management believes are not readily available to support BMO's liquidity requirements. These include securities of $25.7 billion as at October 31, 2025, and include securities held at BMO's insurance subsidiary, seller financing securities and certain investments held at our merchant banking business. Other unencumbered assets include mortgages and loans that may be securitized to access secured funding.

(4) Loans included in available as collateral represent loans currently lodged at central banks that may be used to access central bank funding. Loans available for pledging as collateral do not include other sources of additional liquidity that may be realized from BMO's loan portfolio, such as incremental securitization, covered bond issuances and U.S. Federal Home Loan Bank (FHLB) advances.

(5) Includes securities, securities borrowed or purchased under resale agreements and NHA mortgage-backed securities (reported as loans at amortized cost).

## Net Unencumbered Liquid Assets by Legal Entity

**TABLE 49**

| (Canadian $ in millions) | As at October 31, 2025 | As at October 31, 2024 |
| --- | --- | --- |
| BMO (parent) | 232,874 | 240,796 |
| BMO Bank N.A. | 127,012 | 128,521 |
| Broker dealers | 33,649 | 27,021 |
| Total net unencumbered liquid assets by legal entity | 393,535 | 396,338 |

## Funding Strategy

BMO's funding strategy requires that secured and unsecured wholesale funding used to support loans and less liquid assets must have a term (typically two to ten years) that will support the effective term to maturity of these assets. Secured and unsecured wholesale funding for liquid trading assets is largely shorter-term (maturing in one year or less), is aligned with the liquidity of the assets being funded and is subject to limits on aggregate maturities across different periods. Supplemental liquidity pools are funded largely with wholesale term funding.

We maintain a large and stable base of customer deposits that, in combination with our strong capital position, is a source of strength. This supports the maintenance of a sound liquidity position and reduces our reliance on wholesale funding. Customer deposits totalled $715.0 billion as at October 31, 2025, increasing from $711.7 billion in fiscal 2024.

Total secured and unsecured wholesale funding outstanding, which largely consists of negotiable marketable securities, was $258.6 billion as at October 31, 2025, with $68.2 billion sourced as secured funding and $190.4 billion sourced as unsecured funding. Total wholesale funding outstanding decreased from $259.0 billion as at October 31, 2024, primarily due to net maturities of wholesale funding during the year, partially offset by the impact of the stronger U.S. dollar. The mix and maturities of BMO's wholesale term funding are outlined later in this section. Additional information on deposit maturities can also be found in the Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments section. We maintain a sizeable portfolio of unencumbered liquid assets, totalling $393.5 billion as at October 31, 2025 and $396.3 billion as at October 31, 2024, that can be monetized to meet potential funding requirements, as described in the Unencumbered Liquid Assets section above.

## Wholesale Funding Maturities [1]

**TABLE 50**

| (Canadian $ in millions) | As at October 31, 2025 | | | | | | | | As at October 31, 2024 |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Less than 1 month | 1 to 3 months | 3 to 6 months | 6 to 12 months | Subtotal less than 1 year | 1 to 2 years | Over 2 years | Total | Total |
| Deposits from banks | 1,472 | 1,603 | 483 | 845 | 4,403 | – | – | 4,403 | 5,599 |
| Certificates of deposit and commercial paper | 7,502 | 25,957 | 23,280 | 32,467 | 89,206 | 456 | – | 89,662 | 90,349 |
| Bearer deposit notes | 1,935 | 1,485 | 1,655 | 724 | 5,799 | – | – | 5,799 | 4,638 |
| Asset-backed commercial paper (ABCP) | 1,788 | 4,970 | 5,775 | 2,744 | 15,277 | – | – | 15,277 | 9,612 |
| Senior unsecured medium-term notes | – | 1,150 | 1,748 | 10,480 | 13,378 | 19,764 | 31,583 | 64,725 | 67,913 |
| Senior unsecured structured notes [2] | 215 | 161 | 59 | 288 | 723 | 1,077 | 15,535 | 17,335 | 14,621 |
| Secured funding | | | | | | | | | |
| Mortgage and HELOC securitizations | 4 | 835 | 291 | 1,677 | 2,807 | 2,129 | 13,447 | 18,383 | 18,187 |
| Covered bonds | – | 2,192 | 3,105 | 7,608 | 12,905 | 6,928 | 4,220 | 24,053 | 26,969 |
| Other asset-backed securitizations [3] | – | 816 | – | – | 816 | 742 | 4,153 | 5,711 | 7,116 |
| Federal Home Loan Bank advances | – | 1,752 | 10 | 175 | 1,937 | 1,402 | 1,402 | 4,741 | 5,633 |
| Subordinated debt | – | 25 | – | – | 25 | – | 8,474 | 8,499 | 8,403 |
| Total | 12,916 | 40,946 | 36,406 | 57,008 | 147,276 | 32,498 | 78,814 | 258,588 | 259,040 |
| Of which: | | | | | | | | | |
| Secured | 1,792 | 10,565 | 9,181 | 12,204 | 33,742 | 11,201 | 23,222 | 68,165 | 67,517 |
| Unsecured | 11,124 | 30,381 | 27,225 | 44,804 | 113,534 | 21,297 | 55,592 | 190,423 | 191,523 |
| Total [4] | 12,916 | 40,946 | 36,406 | 57,008 | 147,276 | 32,498 | 78,814 | 258,588 | 259,040 |

(1) Wholesale unsecured funding primarily includes funding raised through the issuance of negotiable marketable securities. Wholesale funding excludes repo transactions, which are disclosed in the Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments section, and also excludes ABCP issued by certain ABCP conduits that are not consolidated for financial reporting purposes.

(2) Includes structured notes issued to institutional investors and exchange-traded notes.

(3) Includes credit card loan securitizations.

(4) Total wholesale funding comprised Canadian dollar-denominated funding of $54.3 billion ($51.8 billion as at October 31, 2024) and U.S. dollar-denominated and other foreign currency-denominated funding of $204.3 billion as at October 31, 2025 ($207.2 billion as at October 31, 2024).

Certain comparative figures have been reclassified to conform with the current period's presentation.

Material presented in a blue-tinted font above is an integral part of Note 4 of the audited annual consolidated financial statements.

Diversification of our wholesale term funding sources is an important part of our overall liquidity management strategy. Our wholesale term funding is well-diversified by jurisdiction, currency, investor segment, instrument type and maturity profile. We maintain ready access to long-term wholesale funding through various borrowing programs, including a European Note Issuance Program, Canadian, Australian and U.S. Medium-Term Note programs, Canadian and U.S. mortgage securitizations, Canadian credit card loans, auto loans and home equity line of credit (HELOC) securitizations, U.S. transportation finance loans, covered bonds, and Canadian and U.S. senior unsecured deposits.

**Wholesale Capital Market Term Funding Composition** (%)



Our wholesale term funding plan seeks to ensure sufficient funding capacity is available to execute our business strategies. The funding plan considers expected maturities, as well as asset and liability growth projected for businesses in our forecasting and planning processes, and assesses funding needs in relation to the sources available. The plan is reviewed annually by the senior management committees with specific related responsibilities and approved by the RRC, and regularly updated to reflect actual results and incorporate updated forecast information.

## Regulatory Developments

OSFI has conducted an industry consultation on proposed changes to its Liquidity Adequacy Requirement (LAR) Guideline that are expected to become effective the third quarter of fiscal 2026. Under the proposal, OSFI is updating its guidance on the regulatory treatment for retail structured products and introducing new run-off categories for such products. These changes are not expected to have a material impact on our liquidity and funding practices.

OSFI has also released a discussion paper on designing an Internal Liquidity Adequacy Assessment Process (ILAAP) for Canadian deposit-taking institutions and is expected to open industry consultation on this topic in fiscal 2026. BMO will seek to work closely with OSFI on this process and plan for any expected changes.

## Credit Ratings

The credit ratings assigned to BMO's short-term and senior long-term debt securities by external rating agencies are important in raising both capital and funding to support the bank's business operations. Maintaining strong credit ratings allows us to access the wholesale markets at competitive pricing levels. Should BMO's credit ratings experience a downgrade, our cost of funding could increase and our access to funding and capital through the wholesale markets be constrained. A material downgrade of BMO's ratings could also have other consequences, including those set out in Note 7 of the audited annual consolidated financial statements.

The credit ratings assigned to BMO's senior debt by rating agencies are indicative of high-grade, high-quality issues. In fiscal 2025, Moody's, Standard & Poor's (S&P), Fitch and DBRS affirmed their ratings and maintained their stable outlook on BMO.

**TABLE 51**

As at October 31, 2025

| Rating agency (1) | Short-term debt | Senior debt (2) | Long-term deposits/ Legacy senior debt (3) | Subordinated debt (NVCC) | Outlook |
|---|---|---|---|---|---|
| Moody's | P-1 | A2 | Aa2 | Baa1 (hyb) | Stable |
| S&P | A-1 | A- | A+ | BBB+ | Stable |
| Fitch | F1+ | AA- | AA | A | Stable |
| DBRS | R-1 (high) | AA (low) | AA | A (low) | Stable |

(1) Credit ratings are not recommendations to purchase, hold or sell a financial obligation and do not address the market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.

(2) Subject to conversion under the Bank Recapitalization (Bail-In) Regime.

(3) Long-term deposits / Legacy senior debt includes senior debt issued prior to September 23, 2018 and senior debt issued on or after September 23, 2018 that is excluded from the Bank Recapitalization (Bail-In) Regime.

We are required to deliver collateral to certain counterparties in the event of a downgrade of BMO's current credit rating. The incremental collateral required is based on mark-to-market exposure, collateral valuations and collateral threshold arrangements, as applicable. As at October 31, 2025, we would be required to provide additional collateral to counterparties totalling $178 million, $450 million and $1,093 million as a result of a one-notch, two-notch and three-notch downgrade, respectively.

## Liquidity Coverage Ratio

The Liquidity Coverage Ratio (LCR) is calculated on a daily basis as the ratio of high-quality liquid assets (HQLA) held to total net stressed cash outflows over the next 30 calendar days, in accordance with OSFI's LAR Guideline, as summarized in the table below. BMO's HQLA primarily comprises cash, highly-rated debt issued or backed by governments, highly-rated covered bonds and non-financial corporate debt, and non-financial equities that are part of a major stock index. Net cash flows include outflows from deposits, secured and unsecured wholesale funding, commitments and potential collateral requirements, offset by permitted inflows from loans, securities lending activities and other non-HQLA debt maturing over a 30-day horizon. Weightings prescribed by OSFI are applied to cash flows and HQLA to arrive at the weighted values and the LCR. The LCR does not reflect liquidity in BMO Financial Corp. (BFC) in excess of 100%, because of limitations on the transfer of liquidity between BFC and the parent bank. Canadian domestic systemically important banks (D-SIBs), including BMO, are required to maintain a minimum LCR of 100%. The average daily LCR for the quarter ended October 31, 2025 was 132%, equivalent to a surplus of $60.7 billion above the regulatory minimum. The LCR remained unchanged from 132% in fiscal 2024, as lower HQLA was offset by a decrease in net cash outflows. While banks are required to maintain an LCR of greater than 100% in normal conditions, they are also expected to be able to utilize HQLA during a period of stress, which may result in an LCR of less than 100% during such a period. The LCR is only one measure of a bank's liquidity position and does not fully capture all of its liquid assets or the funding alternatives that may be available during a period of stress. BMO's total liquid assets are shown in the table below.

**TABLE 52**

| | As at October 31, 2025 | |
|---|---|---|
| (Canadian $ in billions, except as noted) | Total unweighted value (average) (1) (2) | Total weighted value (average) (2) (3) |
| **High-Quality Liquid Assets** | | |
| Total high-quality liquid assets (HQLA) | * | 252.1 |
| **Cash Outflows** | | |
| Retail deposits and deposits from small business customers, of which: | 305.5 | 21.7 |
|     Stable deposits | 141.2 | 4.2 |
|     Less stable deposits | 164.3 | 17.5 |
| Unsecured wholesale funding, of which: | 324.2 | 139.4 |
|     Operational deposits (all counterparties) and deposits in networks of cooperative banks | 163.0 | 40.3 |
|     Non-operational deposits (all counterparties) | 141.3 | 79.2 |
|     Unsecured debt | 19.9 | 19.9 |
| Secured wholesale funding | * | 31.9 |
| Additional requirements, of which: | 257.3 | 59.8 |
|     Outflows related to derivatives exposures and other collateral requirements | 40.2 | 14.2 |
|     Outflows related to loss of funding on debt products | 2.6 | 2.6 |
|     Credit and liquidity facilities | 214.5 | 43.0 |
| Other contractual funding obligations | 1.0 | – |
| Other contingent funding obligations | 563.7 | 12.3 |
| Total cash outflows | * | 265.1 |
| **Cash Inflows** | | |
| Secured lending (e.g., reverse repos) | 192.4 | 32.9 |
| Inflows from fully performing exposures | 19.0 | 10.6 |
| Other cash inflows | 30.2 | 30.2 |
| Total cash inflows | 241.6 | 73.7 |
| | | Total adjusted value (4) |
| Total HQLA | | 252.1 |
| Total net cash outflows | | 191.4 |
| Liquidity Coverage Ratio (%) | | 132 |
| For the quarter ended October 31, 2024 | | Total adjusted value (4) |
| Total HQLA | | 253.4 |
| Total net cash outflows | | 192.4 |
| Liquidity Coverage Ratio (%) | | 132 |

* Disclosure is not required under the LCR disclosure standard.
(1) Unweighted values are calculated at market value (for HQLA) or as outstanding balances maturing or callable within 30 days (for inflows and outflows).
(2) Values are calculated based on the simple average of the daily LCR over 62 business days in the fourth quarter of fiscal 2025.
(3) Weighted values are calculated after the application of the weights prescribed under the OSFI LAR Guideline for HQLA and cash inflows and outflows.
(4) Adjusted values are calculated based on total weighted values after applicable caps, as defined in the LAR Guideline.

## Net Stable Funding Ratio

The Net Stable Funding Ratio (NSFR) is a regulatory metric that assesses the stability of a bank's funding profile in relation to the liquidity value of its assets, calculated in accordance with OSFI's LAR Guideline. Unlike the LCR, which is a short-term metric, the NSFR assesses a bank's medium-term and long-term resilience. The NSFR is defined as the ratio of the amount of available stable funding (ASF) to the amount of required stable funding (RSF). ASF represents the proportion of own and third-party resources that are expected to be reliably available to a bank over a one-year time horizon (including customer deposits, long-term wholesale funding and capital). The stable funding requirements for each institution are set by OSFI based on the liquidity and maturity characteristics of its balance sheet assets and off-balance sheet exposures. Weightings prescribed by OSFI are applied to notional asset and liability balances to determine ASF, RSF and the NSFR. Canadian D-SIBs, including BMO, are required to maintain a minimum NSFR of 100%. BMO's NSFR was 117% as at October 31, 2025, equivalent to a surplus of $114.5 billion above the regulatory minimum, and remained unchanged from 117% as at October 31, 2024, as lower ASF was offset by a decrease in RSF.

**TABLE 53**

| | For the quarter ended October 31, 2025 | | | | |
| | Unweighted value by residual maturity | | | | |
| (Canadian $ in billions, except as noted) | No maturity (1) | Less than 6 months | 6 to 12 months | Over 1 year | Weighted value (2) |
|---|---|---|---|---|---|
| **Available Stable Funding (ASF) Item** | | | | | |
| Capital: | 88.6 | – | – | 8.4 | 97.0 |
| Regulatory capital | 88.6 | – | – | 8.4 | 97.0 |
| Other capital instruments | – | – | – | – | – |
| Retail deposits and deposits from small business customers: | 244.9 | 61.1 | 30.0 | 61.6 | 368.0 |
| Stable deposits | 120.5 | 26.3 | 12.8 | 12.4 | 164.1 |
| Less stable deposits | 124.4 | 34.8 | 17.2 | 49.2 | 203.9 |
| Wholesale funding: | 339.0 | 290.8 | 72.4 | 95.9 | 285.4 |
| Operational deposits | 158.5 | – | – | 0.5 | 79.8 |
| Other wholesale funding | 180.5 | 290.8 | 72.4 | 95.4 | 205.6 |
| Liabilities with matching interdependent assets | – | 1.0 | 0.7 | 15.3 | – |
| Other liabilities: | 2.1 | * | * | 100.5 | 32.9 |
| NSFR derivative liabilities | * | * | * | 5.5 | * |
| All other liabilities and equity not included in the above categories | 2.1 | 61.9 | 0.3 | 32.8 | 32.9 |
| **Total ASF** | * | * | * | * | 783.3 |
| **Required Stable Funding (RSF) Item** | * | * | * | * | |
| Total NSFR high-quality liquid assets (HQLA) | * | * | * | * | 13.6 |
| Deposits held at other financial institutions for operational purposes | – | 0.2 | – | – | 0.1 |
| Performing loans and securities: | 205.2 | 233.0 | 79.8 | 339.4 | 524.9 |
| Performing loans to financial institutions secured by Level 1 HQLA | – | 100.5 | 2.2 | – | 3.1 |
| Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions | 32.1 | 74.3 | 10.7 | 15.5 | 61.4 |
| Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and public sector entities, of which: | 126.8 | 34.6 | 35.3 | 168.6 | 285.4 |
| With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk | – | – | – | – | – |
| Performing residential mortgages, of which: | 14.0 | 21.3 | 31.4 | 129.7 | 124.5 |
| With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk | 14.0 | 21.3 | 31.4 | 129.7 | 124.5 |
| Securities that are not in default and do not qualify as HQLA, including exchange-traded equities | 32.3 | 2.3 | 0.2 | 25.6 | 50.5 |
| Assets with matching interdependent liabilities | – | 1.0 | 0.7 | 15.3 | – |
| Other assets: | 44.2 | * | * | 127.1 | 108.1 |
| Physical traded commodities, including gold | 6.4 | * | * | * | 5.4 |
| Assets posted as initial margin for derivative contracts and contributions to default funds of CCPs | * | * | * | 20.8 | 17.7 |
| NSFR derivative assets | * | * | * | 3.1 | – |
| NSFR derivative liabilities before deduction of variation margin posted | * | * | * | 15.2 | 0.8 |
| All other assets not included in the above categories | 37.8 | 50.8 | 0.5 | 36.7 | 84.2 |
| Off-balance sheet items | – | – | – | 638.5 | 22.1 |
| **Total RSF** | * | * | * | * | 668.8 |
| **Net Stable Funding Ratio (%)** | * | * | * | * | **117** |

| For the quarter ended October 31, 2024 | Weighted value (2) |
|---|---|
| Total ASF | 788.7 |
| Total RSF | 673.3 |
| Net Stable Funding Ratio (%) | 117 |

\* Disclosure is not required under the NSFR disclosure standard.

(1) Items in the no maturity column do not have a stated maturity. These may include, but are not limited to, capital with perpetual maturity, non-maturity deposits, short positions, open maturity positions, non-HQLA equities, physical traded commodities and demand loans.

(2) Weighted values are calculated after the application of the weights prescribed under the OSFI LAR Guideline for ASF and RSF.

## Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments

The tables below show the remaining contractual maturities of on-balance sheet assets and liabilities and off-balance sheet commitments. The contractual maturity of financial assets and liabilities is an input to, but is not necessarily consistent with, the expected maturity of assets and liabilities used in the management of liquidity and funding risk. We forecast asset and liability cash flows, under both normal market conditions and a number of stress scenarios, to manage liquidity and funding risk. Stress scenarios incorporate assumptions for loan repayments, deposit withdrawals, and credit commitment and liquidity facility drawdowns by counterparty and product type. Stress scenarios also consider the time horizon over which liquid assets can be monetized and the related discounts ("haircuts") and potential collateral requirements that may arise from both market volatility and credit rating downgrades, among other assumptions.

### TABLE 54

|  |  |  |  |  |  |  |  |  | 2025 |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
| (Canadian $ in millions) | 0 to 1 month | 1 to 3 months | 3 to 6 months | 6 to 9 months | 9 to 12 months | 1 to 2 years | 2 to 5 years | Over 5 years | No specific maturity | Total |
| **Assets** | | | | | | | | | | |
| Cash and cash equivalents | 65,232 | – | – | – | – | – | – | – | 2,252 | 67,484 |
| Interest bearing deposits with banks | 2,461 | 328 | 47 | 2 | – | – | – | – | – | 2,838 |
| Securities | 4,613 | 5,026 | 7,358 | 6,635 | 11,121 | 43,792 | 84,041 | 190,809 | 70,081 | 423,476 |
| Securities borrowed or purchased under resale agreements | 105,268 | 15,571 | 6,399 | 1,880 | 303 | – | – | – | – | 129,421 |
| Loans (1) | | | | | | | | | | |
| Residential mortgages | 2,596 | 6,037 | 10,583 | 14,475 | 13,025 | 46,764 | 66,853 | 35,365 | 335 | 196,033 |
| Consumer instalment and other personal | 691 | 1,584 | 3,079 | 4,292 | 3,376 | 12,991 | 20,184 | 19,079 | 27,465 | 92,741 |
| Credit cards | – | – | – | – | – | – | – | – | 12,649 | 12,649 |
| Business and government | 11,283 | 14,430 | 18,395 | 23,398 | 20,399 | 61,935 | 98,451 | 36,768 | 95,729 | 380,788 |
| Allowance for credit losses | – | – | – | – | – | – | – | – | (5,050) | (5,050) |
| Total loans, net of allowance | 14,570 | 22,051 | 32,057 | 42,165 | 36,800 | 121,690 | 185,488 | 91,212 | 131,128 | 677,161 |
| Other assets | | | | | | | | | | |
| Derivative instruments | 6,336 | 10,429 | 5,146 | 4,122 | 3,997 | 7,688 | 10,420 | 9,013 | – | 57,151 |
| Customers' liability under acceptances | 711 | – | – | – | – | – | – | – | – | 711 |
| Receivable from brokers, dealers and clients | 43,167 | – | – | – | – | – | – | – | – | 43,167 |
| Other | 3,752 | 1,155 | 455 | 26 | 8 | 15 | 14 | 7,990 | 61,978 | 75,393 |
| Total other assets | 53,966 | 11,584 | 5,601 | 4,148 | 4,005 | 7,703 | 10,434 | 17,003 | 61,978 | 176,422 |
| Total assets | 246,110 | 54,560 | 51,462 | 54,830 | 52,229 | 173,185 | 279,963 | 299,024 | 265,439 | 1,476,802 |

### TABLE 55

|  |  |  |  |  |  |  |  |  | 2025 |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
| (Canadian $ in millions) | 0 to 1 month | 1 to 3 months | 3 to 6 months | 6 to 9 months | 9 to 12 months | 1 to 2 years | 2 to 5 years | Over 5 years | No specific maturity | Total |
| **Liabilities and Equity** | | | | | | | | | | |
| Deposits (2) (3) | 37,399 | 65,186 | 66,458 | 58,424 | 49,572 | 55,403 | 68,983 | 29,023 | 545,754 | 976,202 |
| Other liabilities | | | | | | | | | | |
| Derivative instruments | 5,789 | 9,844 | 6,317 | 4,517 | 4,264 | 7,180 | 10,924 | 9,894 | – | 58,729 |
| Acceptances | 711 | – | – | – | – | – | – | – | – | 711 |
| Securities sold but not yet purchased (4) | 54,876 | – | – | – | – | – | – | – | – | 54,876 |
| Securities lent or sold under repurchase agreements (4) | 113,549 | 17,158 | 762 | – | – | 3,498 | – | – | – | 134,967 |
| Securitization and structured entities' liabilities | 1 | 2,375 | 200 | 481 | 1,377 | 2,980 | 10,287 | 33,861 | – | 51,562 |
| Insurance-related liabilities | 90 | 82 | 21 | 23 | 33 | 91 | 220 | 745 | 19,131 | 20,436 |
| Payable to brokers, dealers and clients | 45,170 | – | – | – | – | – | – | – | – | 45,170 |
| Other | 11,733 | 5,244 | 222 | 339 | 120 | 2,567 | 2,784 | 2,659 | 11,881 | 37,549 |
| Total other liabilities | 231,919 | 34,703 | 7,522 | 5,360 | 5,794 | 16,316 | 24,215 | 47,159 | 31,012 | 404,000 |
| Subordinated debt | – | 25 | – | – | – | – | 25 | 8,450 | – | 8,500 |
| Total equity | – | – | – | – | – | – | – | – | 88,100 | 88,100 |
| Total liabilities and equity | 269,318 | 99,914 | 73,980 | 63,784 | 55,366 | 71,719 | 93,223 | 84,632 | 664,866 | 1,476,802 |

(1) Loans receivable on demand have been included under no specific maturity.
(2) Deposits payable on demand and payable after notice have been included under no specific maturity.
(3) Deposits totalling $27,819 million as at October 31, 2025 have a fixed maturity date; however, they can be redeemed early (either fully or partially) by customers without penalty. These are classified as payable on a fixed date due to their stated contractual maturity date.
(4) These are presented based on their earliest maturity date.

### TABLE 56

|  |  |  |  |  |  |  |  |  | 2025 |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
| (Canadian $ in millions) | 0 to 1 month | 1 to 3 months | 3 to 6 months | 6 to 9 months | 9 to 12 months | 1 to 2 years | 2 to 5 years | Over 5 years | No specific maturity | Total |
| **Off-Balance Sheet Commitments** | | | | | | | | | | |
| Commitments to extend credit (1) | 2,889 | 4,405 | 10,029 | 15,588 | 22,066 | 55,191 | 130,267 | 6,417 | – | 246,852 |
| Letters of credit (2) | 2,372 | 5,167 | 6,192 | 5,787 | 5,982 | 2,530 | 3,807 | 76 | – | 31,913 |
| Backstop liquidity facilities | 429 | 72 | – | 2,304 | 2,845 | 4,543 | 7,804 | 361 | – | 18,358 |
| Other commitments (3) | 59 | 92 | 154 | 144 | 136 | 444 | 805 | 256 | – | 2,090 |

(1) Commitments to extend credit exclude personal lines of credit and credit cards that are unconditionally cancellable at BMO's discretion. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.
(2) Letters of credit can be drawn down at any time. These are classified based on their stated contractual maturity.
(3) Other commitments comprise purchase obligations and lease commitments for leases signed but not yet commenced.

Material presented in a blue-tinted font above is an integral part of Note 4 of the audited annual consolidated financial statements.

MD&A

**TABLE 57**

|  |  |  |  |  |  |  |  |  |  | 2024 |
|---|---|---|---|---|---|---|---|---|---|---|
| (Canadian $ in millions) | 0 to 1 month | 1 to 3 months | 3 to 6 months | 6 to 9 months | 9 to 12 months | 1 to 2 years | 2 to 5 years | Over 5 years | No specific maturity | Total |
| **Assets** |  |  |  |  |  |  |  |  |  |  |
| Cash and cash equivalents | 62,827 | – | – | – | – | – | – | – | 2,271 | 65,098 |
| Interest bearing deposits with banks | 2,513 | 628 | 481 | 18 | – | – | – | – | – | 3,640 |
| Securities | 6,787 | 14,011 | 7,840 | 6,707 | 9,720 | 21,264 | 84,775 | 172,886 | 72,890 | 396,880 |
| Securities borrowed or purchased under resale agreements | 85,185 | 16,803 | 5,701 | 2,330 | 888 | – | – | – | – | 110,907 |
| Loans (1) |  |  |  |  |  |  |  |  |  |  |
| Residential mortgages | 1,683 | 3,284 | 6,413 | 6,653 | 9,252 | 52,489 | 77,867 | 33,227 | 212 | 191,080 |
| Consumer instalment and other personal | 581 | 974 | 1,703 | 1,827 | 2,671 | 14,815 | 24,595 | 18,830 | 26,691 | 92,687 |
| Credit cards | – | – | – | – | – | – | – | – | 13,612 | 13,612 |
| Business and government | 8,647 | 14,418 | 16,461 | 19,448 | 21,828 | 63,613 | 105,740 | 32,444 | 102,394 | 384,993 |
| Allowance for credit losses | – | – | – | – | – | – | – | – | (4,356) | (4,356) |
| Total loans, net of allowance | 10,911 | 18,676 | 24,577 | 27,928 | 33,751 | 130,917 | 208,202 | 84,501 | 138,553 | 678,016 |
| Other assets |  |  |  |  |  |  |  |  |  |  |
| Derivative instruments | 5,573 | 7,996 | 7,211 | 2,482 | 1,660 | 6,365 | 8,374 | 7,592 | – | 47,253 |
| Customers' liability under acceptances | 359 | – | – | – | – | – | – | – | – | 359 |
| Receivable from brokers, dealers and clients | 31,916 | – | – | – | – | – | – | – | – | 31,916 |
| Other | 3,847 | 1,012 | 948 | 31 | 14 | 13 | 13 | 7,717 | 61,983 | 75,578 |
| Total other assets | 41,695 | 9,008 | 8,159 | 2,513 | 1,674 | 6,378 | 8,387 | 15,309 | 61,983 | 155,106 |
| Total assets | 209,918 | 59,126 | 46,758 | 39,496 | 46,033 | 158,559 | 301,364 | 272,696 | 275,697 | 1,409,647 |

**TABLE 58**

|  |  |  |  |  |  |  |  |  |  | 2024 |
|---|---|---|---|---|---|---|---|---|---|---|
| (Canadian $ in millions) | 0 to 1 month | 1 to 3 months | 3 to 6 months | 6 to 9 months | 9 to 12 months | 1 to 2 years | 2 to 5 years | Over 5 years | No specific maturity | Total |
| **Liabilities and Equity** |  |  |  |  |  |  |  |  |  |  |
| Deposits (2) (3) | 47,637 | 74,759 | 69,479 | 68,110 | 48,835 | 51,789 | 87,297 | 25,602 | 508,932 | 982,440 |
| Other liabilities |  |  |  |  |  |  |  |  |  |  |
| Derivative instruments | 6,769 | 10,541 | 10,828 | 3,311 | 2,160 | 6,470 | 9,112 | 9,112 | – | 58,303 |
| Acceptances | 359 | – | – | – | – | – | – | – | – | 359 |
| Securities sold but not yet purchased (4) | 35,030 | – | – | – | – | – | – | – | – | 35,030 |
| Securities lent or sold under repurchase agreements (4) | 99,364 | 7,777 | 721 | 106 | 1,016 | 1,807 | – | – | – | 110,791 |
| Securitization and structured entities' liabilities | 44 | 981 | 1,072 | 2,183 | 152 | 4,353 | 9,913 | 21,466 | – | 40,164 |
| Insurance-related liabilities | 93 | 89 | 18 | 18 | 30 | 83 | 195 | 701 | 17,543 | 18,770 |
| Payable to brokers, dealers and clients | 34,407 | – | – | – | – | – | – | – | – | 34,407 |
| Other | 12,409 | 2,968 | 805 | 144 | 1,611 | 2,492 | 4,058 | 2,799 | 9,434 | 36,720 |
| Total other liabilities | 188,475 | 22,356 | 13,444 | 5,762 | 4,969 | 15,205 | 23,278 | 34,078 | 26,977 | 334,544 |
| Subordinated debt | – | – | – | – | – | 25 | 25 | 8,327 | – | 8,377 |
| Total equity | – | – | – | – | – | – | – | – | 84,286 | 84,286 |
| Total liabilities and equity | 236,112 | 97,115 | 82,923 | 73,872 | 53,804 | 67,019 | 110,600 | 68,007 | 620,195 | 1,409,647 |

(1) Loans receivable on demand have been included under no specific maturity.
(2) Deposits payable on demand and payable after notice have been included under no specific maturity.
(3) Deposits totalling $29,136 million as at October 31, 2024 have a fixed maturity date; however, they can be redeemed early (either fully or partially) by customers without penalty. These are classified as payable on a fixed date due to their stated contractual maturity date.
(4) These are presented based on their earliest maturity date.

**TABLE 59**

|  |  |  |  |  |  |  |  |  |  | 2024 |
|---|---|---|---|---|---|---|---|---|---|---|
| (Canadian $ in millions) | 0 to 1 month | 1 to 3 months | 3 to 6 months | 6 to 9 months | 9 to 12 months | 1 to 2 years | 2 to 5 years | Over 5 years | No specific maturity | Total |
| **Off-Balance Sheet Commitments** |  |  |  |  |  |  |  |  |  |  |
| Commitments to extend credit (1) | 3,720 | 5,220 | 10,229 | 16,052 | 16,284 | 47,054 | 130,664 | 7,048 | – | 236,271 |
| Letters of credit (2) | 2,109 | 5,235 | 6,113 | 6,761 | 6,163 | 2,310 | 3,689 | 36 | – | 32,416 |
| Backstop liquidity facilities | 283 | 213 | 213 | 3,408 | 1,132 | 3,047 | 9,110 | 818 | – | 18,224 |
| Other commitments (3) | 30 | 78 | 94 | 87 | 187 | 399 | 486 | 98 | – | 1,459 |

(1) Commitments to extend credit exclude personal lines of credit and credit cards that are unconditionally cancellable at BMO's discretion. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.
(2) Letters of credit can be drawn down at any time. These are classified based on their stated contractual maturity.
(3) Other commitments comprise purchase obligations and lease commitments for leases signed but not yet commenced.

**Caution**
This Liquidity and Funding Risk section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Material presented in a blue-tinted font above is an integral part of Note 4 of the audited annual consolidated financial statements.

MD&A

# Operational Non-Financial Risk

**Operational Non-Financial Risk** encompasses a wide range of non-financial risks, including those related to business change, customer trust, reputation and data, all of which can result in financial loss. These losses can stem from inadequate or failed internal processes or systems, human error or misconduct, and external events that may directly or indirectly impact the fair value of assets we hold in our credit or investment portfolios.

Operational non-financial risk (ONFR) is inherent in all our business and banking activities and can lead to significant impacts on our operating and financial results, including financial loss, restatements of financial results and damage to BMO's reputation.

Our ability to conduct business may be adversely affected by disruption to the infrastructure that supports our operations and the communities in which we do business, including, but not limited to, public health or other emergencies, civil disorder, acts of war or terrorism. We have an established Risk Management Framework (RMF) to manage and mitigate these risks, including internal controls, limits and governance processes, as well as plans/playbooks to maintain operations, serve our clients, and minimize adverse impacts of disruptions.

We regularly review top and emerging risk exposures that could impact BMO's business and operations, and we assess our preparedness to proactively manage the risks we face or potentially face. Consistent with the management of risk across the enterprise, we employ a three-lines-of-defence approach in managing our exposures to non-financial risk.

Refer to the Risks That May Affect Future Results – Top and Emerging Risks That May Affect Future Results section for further discussion of these risks.

## Operational Non-Financial Risk Governance

The Enterprise Operational Risk Committee (EORC), a sub-committee of the Risk Management Committee (RMC), is the primary governance committee exercising oversight of operational non-financial risk management matters. The EORC provides oversight of all material operational non-financial risks, monitors the bank's resilience capabilities, and supports a proactive approach to risk management to prevent avoidable failures. As part of its governance responsibilities, the EORC acts to support the review and recommendation for approval of ONFR corporate policies and standards to the Risk Review Committee (RRC), the RMC and senior executives as required, as well as the methodologies and tools that comprise the governing principles of the Operational Non-Financial Risk Management (ONFRM) program. The documentation that gives effect to these governing principles is reviewed on a regular basis to confirm that it incorporates sound governance practices and is consistent with BMO's risk appetite. Regular analysis and reporting of our enterprise operational risk profile to the various committees (ORC, RMC and RRC) are important elements of our RMF. Operational risk reporting provides an integrated view of top and emerging risks, trends in loss data, capital consumption, key risk indicators (KRIs) and operating segment profiles. We continue to invest in our reporting platforms, supporting timely and comprehensive reporting capabilities to enhance risk transparency and facilitate the proactive management of operational risk exposures.

## Operational Non-Financial Risk Management

As the first line of defence, the operating segments and Corporate Services, which includes Technology and Operations, are accountable for the day-to-day management of their non-financial risk. Operational Risk Officers within the second line of defence independently assess the operational risk profiles of our operating segments, identify material exposures and potential weaknesses in our product, service and process-based risk and control environment, and recommend appropriate mitigation strategies and actions.

Independent operational risk management oversight is provided by ONFRM, which is responsible for developing effective risk-related strategies, the RMF and policies, and for exercising independent second-line oversight, effective challenge and governance. ONFRM sets out and maintains the ONFRM program, which defines the processes to be used by the first line of defence to identify, assess, measure, manage and report key operational risk exposures, losses and near-miss operational risk events with significant potential impact. In addition, the ONFRM program sets out the processes by which ONFRM, as the independent second line of defence, guides, monitors, assesses and communicates with the first line in the management of operational non-financial risks.

Through the implementation and oversight of the ONFRM program, we seek to maintain an operational risk profile that is consistent with our risk appetite and supported by adequate capital. The program reflects our commitment to an ethical culture defined by BMO's values, including integrity and responsible risk management, reinforced by enhanced operational resilience. Operational resilience is an organization's ability to protect and sustain core business products and services that are essential to its clients, both during the normal course of business and when experiencing operational stress or disruption. It involves the ability to respond to unpredictable events, adapt to changes and external circumstances, and is an outcome of effective management of ONFRM.

BMO is well positioned to meet the requirements outlined in the August 2024 release of OSFI's Operational Risk and Resilience Guideline.

The following are the key programs, methodologies and processes set out in the ONFRM program that assist us in the ongoing review of our operational non-financial risk profile:

• BMO's **Product/Service and Process Risk Assessment** program is used by our operating segments and Corporate Services to assess the controls and residual risk exposures in their business operations by focusing on the key controls applied to their products, services, internal activities and processes, which are subject to second-line effective challenge. It provides a current and forward-looking view of the impact of both our internal controls and the external business environment on the risk profiles of our operating segments and Corporate Services, supporting the proactive identification, assessment, measurement, management and reporting of risk.

• BMO's **Initiative Assessment and Approval Process** is used to assess, document and approve new products and services, or enhancements to existing products and services, as well as review projects which could impact the existing control environment. This process supports continuous oversight of change in risk exposure by setting out specific requirements for due diligence, approval, monitoring and reporting that apply at all levels of the organization.

- **KRIs, Issues Management and Internal Loss Data Events** are integral components of the ONFRM program that inform the operational risk profile and are utilized to monitor and manage specific risk exposures in relation to BMO's overall risk appetite. Our policies and standards require the timely, complete and accurate reporting of KRIs, issues and events, including managing an effective second-line challenge, within the bank's operational risk platform. Root cause analysis is undertaken on KRI breaches, issues and material events, and mitigating actions are monitored for completion, if required.

- **Operational Risk Capital Measurement:** The bank's operational risk capital is determined using the Basel III Standardized Approach (SA), which is an outcome of the Business Indicator Component (BIC) and Internal Loss Multiplier (ILM). BIC is a financial statement-based proxy representing activity within the bank and ILM is a proxy representing the control environment relative to activity. ILM is a mathematical calculation based on 10-year average historical losses (net of recoveries) and the three-year average BIC.

- **Stress Testing Scenario Analysis** assesses the potential impact of severe, hypothetical but plausible scenarios covering material and emerging risks, as well as critical business processes at the bank. Results of the stress test scenarios are leveraged to derive operational loss projections that can be used for risk management (understanding areas of concentration, susceptibility, prioritizing incremental risk mitigation strategies, etc.) and risk measurement (understanding exposures, benchmarking, developing KRIs, controls and supporting regulatory stress submissions).

- BMO's **Corporate Risk and Insurance (CR&I)** group provides a second layer of mitigation for certain operational risk exposures. CR&I is also accountable for establishing and maintaining the enterprise-wide insurance program. CR&I purchases insurance when required by law, regulation or contractual agreement, and when it is economically attractive and practicable to mitigate our risks, to provide adequate protection against unexpected material loss. The policy structures and coverage provisions of our insurance programs are assessed annually to confirm their alignment with BMO's overall risk tolerance.

The following are operational non-financial risks that may adversely affect BMO's business and financial results.

**Anti-Money Laundering, Terrorist Financing and Sanctions Risk**

Money laundering, terrorist financing and sanctions risks are associated with laundering the proceeds of crime, financing terrorist activity or violating economic sanctions by making use of the bank's products or services. Compliance with applicable anti-money laundering, anti-terrorist financing (AML/ATF) and sanctions measures is critical for safeguarding BMO, our customers and the financial community. We are committed to managing AML/ATF and sanctions risks effectively, and complying with the relevant laws and regulations of the jurisdictions in which we operate. The consequences of non-compliance with these requirements include legal proceedings, financial losses, regulatory enforcement actions, sanctions and fines, criminal convictions and penalties, operational restrictions or an inability to execute certain business strategies, a decline in investor and customer confidence, and damage to our reputation. Under the direction of the Chief Anti-Money Laundering Officer (CAMLO), BMO's enterprise AML/ATF and sanctions compliance program promotes effective governance and oversight across our businesses, and sets out policies, risk assessments, due diligence processes, controls, and mandatory annual training for all employees. BMO's compliance program applies data analytics, technology, and professional expertise in order to deter, detect and report suspicious activity. BMO has a Know-Your-Customer program which aims to understand its customers and their financial activities, as well as the beneficial ownership of entities holding BMO products. BMO's AML program applies enhanced due diligence measures to high-risk transactional activity and adheres to strict record-keeping requirements. In addition, customers and transactions are routinely screened against current sanctions, terrorist and other designated watch lists to confirm that only permitted transactions are processed. The CAMLO reports regularly to the Audit and Conduct Review Committee (ACRC) of the Board of Directors and senior management on the effectiveness of the compliance program. The effectiveness of our AML/ATF and sanctions compliance program is subject to regular review and independent assessment by the Corporate Audit Division. BMO monitors evolving AML/ATF and sanctions regulatory requirements in order to further enhance our AML/ATF and sanctions compliance program, and we are committed to effective compliance and the ongoing effort to protect the financial system.

**Artificial Intelligence Risk**

AI risk arises from the potential for loss or harm from incorrect or biased use of AI to support business decision-making, risk management or productivity. AI capabilities available to the industry have been evolving rapidly, creating new opportunities for innovation across a broad range of products and services. As BMO expands the adoption and use of AI tools to drive operational efficiencies and improve client experience, our objective is to integrate them into our processes in a responsible manner. In addition to the risks inherent in our own use of AI, these technologies and their adoption outside of BMO have the potential to impact existing risks such as model, cyber and information security, legal and third-party risks.

Our management and oversight of AI risk, including risks arising from the use of generative AI, are consistent with our RMF, employ our three-lines-of-defence model and conform to industry standard frameworks, as well as current and evolving regulatory requirements. BMO has implemented an AI risk directive that outlines a comprehensive governance structure to guide the ethical and responsible development, deployment and use of AI technologies across the bank. Our risk directive sets consistent risk management standards across the life cycle of each AI initiative, including expectations for risk assessment, clear documentation, testing, monitoring and change management. Before implementation, significant AI initiatives are reviewed by the Responsible AI Forum, a cross-functional group, which considers potential risks and adverse impacts, including unfair or biased output from AI systems, and measures to mitigate such risks. We are committed to serving our customers in a way that fosters confidence and trust in our fair, secure, transparent and ethical use of these technologies, utilizing our risk management practices, global privacy principles and internal safeguards, such as oversight, monitoring and testing, to deploy AI responsibly. Our approach to the responsible use of AI, including generative AI, continues to evolve and adapt to ongoing regulatory developments in the jurisdictions in which we operate.

**Business Continuity Risk**

Business continuity risk arises from the possibility that we may be unable to maintain, continue or restore essential business operations during and/or after an event that prevents BMO from conducting business in the normal course.

Business continuity management is designed to enable BMO to recover, maintain and manage critical processes, as well as safeguard the interests and well-being of our customers, shareholders and employees. In the event of an operational disruption, effective business continuity plans aim to minimize adverse impacts on our customers, employees and other stakeholders. These operational disruptions could result from severe weather, technology failures, cyber attacks or any other event that can lead to process failure. We have a program in place that facilitates the rapid recovery and timely resumption of critical operations, including availability of our people, processes, facilities and technology, and maintenance of our third-party relationships. Our comprehensive business continuity management strategy involves developing, testing and maintaining recovery strategies and plans with the objective of maintaining the resilience of our critical processes and third-party relationships throughout any disruption.

### Data and Analytics Risk

Data and analytics risk arises from the potential for loss or harm from the inadequate identification, management, accuracy or timeliness of structured and unstructured data used to support business processes and decisions.

Our ability to effectively manage critical data has a direct impact on our successful deployment of digital products and our ability to develop and introduce innovative new capabilities with tools and systems driven by AI. Our governance and management of data and analytics risk is focused on the quality, resilience, retention and governance of BMO's data assets, which are foundational to our business operations, strategy and future growth, including BMO's digital-first strategy.

### Information Security (including Cyber) Risk

Information security (including cyber) risk arises from the possibility that BMO's business could be materially affected by information security and cyber incidents, including the loss, theft or misuse of information or data (e.g., client data, employee data and the organization's proprietary data), disruption of services, or the potential failure to comply with rules around information or cyber security. BMO is the frequent target of attempted cyber attacks and must continuously monitor and optimize our systems to protect the confidentiality, integrity and availability of our technology infrastructure, and the underlying data. Successful cyber attacks may lead to exposure or loss of data, including customer or employee information and the bank's strategic or other sensitive internal information, resulting in identity theft, fraud or business losses; system failures and disruption of services; and exposure to litigation, regulatory risk and reputational harm. Due to our interconnectivity with third-party vendors (and their respective service providers), central agents, exchanges, clearing houses and other financial institutions, BMO could be adversely impacted if any of these are subject to a successful cyber attack or other information security event. Impacts could include the loss of access to information or services from the third party or result in unauthorized access to or disclosure of client, employee or other confidential information, which could negatively impact our business, brand and reputation.

Our response to these increasing risks involves investing in our Financial Crimes Unit and security infrastructure, equipping our team with the capability to detect and address current and emerging cyber security threats across North America, Europe, and Asia, in order to protect the confidentiality, integrity and availability of our systems and information. In addition, we test our resiliency capabilities by conducting simulations and scenario-based testing. There is a risk that we may not be able to anticipate, detect or implement effective preventive measures against all cyber threats, as the techniques used are increasingly sophisticated, change frequently and are often not recognized until launched. As a result of these risks, we could become subject to legal or regulatory action, suffer reputational or operational harm, as well as financial losses that are either not insured against, or not fully covered through any insurance maintained by BMO.

### Internal and External Fraud Risk

Fraud risk arises from the possibility that an intentional act, misstatement or omission designed to deceive others may result in the intended target experiencing a loss or the perpetrator achieving a gain. Fraud risk is categorized as either internal fraud risk or external fraud risk, with distinct threat actors and risk landscapes. Internal fraud risk arises from fraudulent activities committed by individuals within the organization, including employees or contractors, while external fraud risk arises from fraudulent acts perpetrated by parties outside the organization. Fraudsters continue to target the financial industry with increasingly sophisticated methods that facilitate fraud and remit funds to fraudulent accounts. Banks face ongoing challenges in detecting and preventing fraud, while balancing customer experience and regulatory expectations. BMO maintains a fraud risk management program intended to proactively manage fraud risks across the bank. We continue to invest in advanced analytics, data capabilities and controls to strengthen fraud prevention and mitigation.

### Physical Security and Property Risk

The management of physical security and property risk seeks to ensure that the bank, its customers, employees and third parties are protected against the risk of loss, interference, unauthorized physical access, damage or injury to which they could be exposed as a result of the bank's operations. Physical security risks may emerge through various potential threats, including criminal activities, terrorist attacks, sociopolitical unrest, human error, natural disasters and/or geopolitical threats. Physical security measures may also support the management of other risks, including risks related to information security, privacy and fraud.

### Technology Risk

Technology risk, including risks related to emerging technology and digital platforms, is the possibility that the inadequacy, misuse, disruption or failure of information technology systems, infrastructure or data could result in an inability to meet business needs. Technology risk management measures are designed to protect BMO's systems, data and assets, and help safeguard their confidentiality, integrity and availability. As the adoption of digital banking channels accelerates, we continue to invest in emerging and innovative technologies to meet our customers' expectations and keep their data secure. We follow a program that addresses exposures to technology risk in alignment with our ONFRM program, supported by a team of technology risk management experts.

**Third-Party Risk**

Third-party risk is the risk of loss associated with an entity failing to provide goods, business activities, functions and/or services, failing to protect data or systems of the bank, or exposing BMO to other negative outcomes.

BMO's Third-Party Risk Management (TPRM) program sets the requirements for the identification, assessment, management, monitoring, mitigation and reporting of third-party risk across the third-party life cycle. This program is overseen by the Third-Party Risk Management Committee, which is a sub-committee of the EORC and supported by a centrally maintained TPRM program. Third-party providers critical to our operations are monitored for their ability to deliver services to us. We continue to enhance and evolve our capabilities to maintain robust risk management practices, support operational resilience objectives and comply with regulatory requirements.

For further discussion of third-party risk, refer to the Cyber and Information Security Risk section.

The following are operational non-financial risk drivers that can be an underlying cause or amplifier of other risks that may adversely affect BMO's business and financial results.

**Culture and Behaviour Risk**

Culture and behaviour risk arises from the possibility that our actual culture does not align with BMO's desired culture. Deviations from our desired culture could lead to unintended or unwanted behaviours that could prevent the achievement of our expected outcomes.

We have established a culture and behaviour risk program that defines BMO's approach to culture and behaviour risk management, including risk culture, in alignment with OSFI's Regulatory Notice on Culture Risk Management. The program outlines expected outcomes, including BMO's Culture and Behaviour Risk governance model, with clear accountabilities and oversight, proactive promotion and reinforcement of BMO's desired culture and expected behaviours, and proactive management of risks arising from behavioural patterns that can allow for future predictive assessments.

**Payment Risk**

Payment risk is the risk of loss or harm arising from failure of a payment or disruption in a payment transaction. Payment risk can occur at any stage of the End-to-End (E2E) Payment Life Cycle and is intended to be assessed across the enterprise, considering ONFR, credit, liquidity and other risks that may impact payments.

Management and oversight of payment risk supports BMO's commitment to offer competitive payment products and services to our customers with the aim of fostering confidence in our ability to consistently deliver payment products and services, and utilize our robust risk management practices and internal safeguards to align and comply with regulatory expectations.

Payment risk oversight serves as the second line of defence, responsible for transverse payment risk oversight with a product focus and our mandate encompasses ongoing oversight of enterprise-wide payment risk management throughout the payment life cycle, as well as operational risk oversight of financial market infrastructure.

## Model Risk

> **Model Risk** is the potential for adverse outcomes resulting from decisions that are based on incorrect or misused model results or reports. These adverse outcomes can include financial loss, poor business decision-making and damage to our reputation.

BMO uses models in various circumstances to support decision-making, risk management and business operations. A model is a quantitative method, system or approach that processes input data into quantitative estimates by applying statistical, mathematical, economic, algorithmic or other advanced techniques such as AI and machine learning (ML). Models range from simple quantitative methods that produce straightforward estimates to highly sophisticated approaches used to value complex transactions or provide a broad range of forward-looking estimates. Model risk arises from the use of models that may be flawed, improperly implemented or used outside of their intended purpose, potentially resulting in inaccurate or unreliable outputs. It also arises from the use of non-modelled approaches, such as model overlays used for key business decision-making.

We are committed to identifying, assessing, measuring, managing and reporting model risk across the enterprise in order to develop and regularly enhance models that are reliable and used responsibly to drive business and risk outcomes, and support innovation. This is achieved through a robust, risk-based program that sets clear roles, responsibilities and expectations.

**Model Risk Program**

The model risk management program sets out an approach for governing model risk across the model life cycle and managing model risk within our risk appetite.

### Model Life Cycle



| 1 Initiation & Identification | 2 Development | 3 Validation | 4 Implementation | 5 Use & Maintenance | 6 Ongoing Monitoring & Validation | 7 Decommission |

The program applies to all models, ranging from market, credit and non-financial risk models to stress testing, pricing and valuation, as well as anti-money laundering. It incorporates guidance on the management of risk, the responsible adoption of advances in automated decision-making, such as large language models and algorithmic trading, and other AI and ML applications. The program is documented through our model risk corporate policy, model risk guidelines and supporting operating procedures, which outline the governing principles for managing model risk, describe processes in detail and define the roles and responsibilities of interested parties. In this program, the first line of defence consists of model owners, developers and users; the second line of defence is the Model Risk Management group; and the third line of defence is the Corporate Audit Division.

BMO's Model Risk Management group is responsible for developing and maintaining the program in alignment with regulatory expectations, as well as overseeing the effectiveness of model processes, the model inventory, and the overall assessment and reporting of model risk. Our Enterprise Model Risk Management Committee is a sub-committee of the RMC and acts on behalf of the RMC, pursuant to the model risk corporate policy in order to provide enterprise-wide model and non-model risk management oversight.

**Validation and Ongoing Monitoring**

All models used within BMO, including those making use of AI, are subject to validation and periodic review to confirm that they are being used in alignment with our program and in compliance with regulatory expectations, including those related to ethics, privacy, fairness and explainability.

Once models are approved and in use, they are subject to performance monitoring, including outcomes analysis, at varying frequencies. A key component of this analysis is back-testing, which confirms the validity of a model's performance over time by comparing model results to actual observed outcomes.

**Caution**

This Operational Non-Financial Risk section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

# Legal and Regulatory Compliance Risk

**Legal and Regulatory Compliance Risk** is the potential for loss or harm resulting from failure to comply with laws or satisfy contractual obligations or regulatory requirements. This includes the risk arising from any failure to: comply with the law (in letter or in spirit) or maintain standards of care; implement legal or regulatory requirements; enforce or comply with contractual terms; assert non-contractual rights; effectively manage disputes; or act in a manner so as to maintain our reputation.

The financial services industry is highly regulated and subject to strict enforcement of legal and regulatory requirements. Banks globally continue to be subject to fines and other penalties for a number of regulatory and conduct issues. We are exposed to risks in connection with regulatory and governmental inquiries, investigations and enforcement actions, as well as criminal prosecutions. As rulemaking and supervisory expectations continue to evolve, we monitor developments and implement changes as required.

Under the direction of BMO's General Counsel, our Legal and Regulatory Compliance group maintains enterprise-wide programs that set out the steps needed to identify, assess, measure, manage and report exposure to legal and regulatory compliance risk. We identify applicable laws and regulations and potential risks, recommend mitigation measures and strategies, conduct internal investigations, and oversee legal proceedings and enforcement actions, including civil claims and litigation, criminal charges, and regulatory examinations and audits.

Working with the operating segments and Corporate Services, Legal and Regulatory Compliance assesses and analyzes the implications of changes in regulatory and supervisory expectations. We devote substantial resources to the implementation of systems and processes required to comply with new regulations. Failure to comply with applicable legal and regulatory requirements may lead to legal proceedings, financial losses, regulatory sanctions or fines, enforcement actions, criminal convictions and penalties, operational restrictions or an inability to execute certain business strategies, a decline in investor and customer confidence, and damage to our reputation. Certain businesses are also subject to fiduciary requirements, including policies and practices that address the responsibilities of a business to a customer, such as service requirements and expectations, customer suitability determinations, disclosure obligations and communications.

BMO is subject to legal proceedings, including reviews and investigations by governments and regulators, arising in the ordinary course of business. The unfavourable resolution of a legal proceeding could have a material adverse effect on our business, financial condition, results of operations, cash flows, capital position or credit rating. In addition, it could require material changes in our operations, lead to operational restrictions or an inability to execute certain business strategies, result in loss of customers and damage our reputation. The volume of legal proceedings and the amount of damages and penalties assessed in such legal proceedings could grow in the future. Information regarding material legal proceedings to which we are a party is included in the Legal Proceedings section in Note 24 of the audited annual consolidated financial statements. Our disclosure controls and procedures are designed to provide reasonable assurance that relevant information is gathered and reported to senior management on a timely basis, so that appropriate decisions can be made regarding public disclosure. In assessing the materiality of legal proceedings, factors considered include a case-by-case assessment of specific facts and circumstances, past experience and the opinions of legal experts. However, some legal proceedings may be highly complex and could involve novel or untested legal claims or theories. The outcome of such proceedings may be difficult to anticipate until late in the proceedings, which may last several years.

BMO's Anti-Corruption Office, through its global program, formulates key principles and procedures that support the effective oversight of compliance with anti-corruption legislation in the jurisdictions in which we operate. These include guidance on identifying, avoiding and reporting corrupt practices and rigorously investigating allegations of corrupt activity. Evolving competition or antitrust risk is managed globally through BMO's Competition/Antitrust Office, which is responsible for the design, implementation and maintenance of a compliance program that supports the oversight of competition/antitrust laws or regulatory expectations.

Governments and regulators around the world continue to focus on anti-money laundering and related concerns, raising their expectations for the quality and efficacy of anti-money laundering programs and penalizing institutions that fail to meet these expectations. Failure to meet such expectations may lead to legal proceedings, financial losses, regulatory sanctions or fines, enforcement actions, criminal convictions and penalties, operational restrictions or an inability to execute certain business strategies, a decline in investor and customer confidence, and damage to our reputation. Under the direction of the Chief Anti-Money Laundering Officer (CAMLO), BMO's Anti-Money Laundering Office is responsible for the assessment, governance and oversight of the principles and procedures that support the effective oversight of compliance with laws and regulations and internal risk parameters related to anti-money laundering, anti-terrorist financing and sanctions measures. For further discussion, refer to the Operational Non-Financial Risk Management – Anti-Money Laundering, Terrorist Financing and Sanctions Risk section.

BMO has built its reputation on a strong foundation of ethical business practices, a client service culture and our track record of responsible risk management. We have adopted a wide range of practices, in addition to BMO's Code of Conduct, to support the ethical conduct of our employees and Board of Directors and mitigate the risk of potential misconduct. Misconduct is defined as behaviour that falls short of legal, professional, internal conduct and ethical standards. Acting with integrity and competing ethically and responsibly reinforce our value of maintaining a strong risk culture. For further discussion, refer to the Risk Management Framework – Risk Culture section.

All of these programs reflect our three-lines-of-defence operating model. The operating segments and Corporate Services, including Technology and Operations, manage day-to-day risks by implementing and monitoring corporate policies and standards, while Legal and Regulatory Compliance units specifically assigned to each of the operating segments provide advice and independent legal and regulatory compliance risk management oversight.

The General Counsel and the Chief Compliance Officer regularly report to the Audit and Conduct Review Committee (ACRC) of the Board of Directors and senior management on the effectiveness of our enterprise compliance program. The program takes a risk-based approach to identify, assess, measure, manage and report any risks related to compliance with applicable laws and regulations, and directs operating segments and Corporate Services to maintain policies, procedures and controls that address these laws and regulations. Under the direction of the Chief Compliance Officer, we identify and report on gaps and deficiencies, and track remedial action plans.

All BMO employees must regularly complete legal and regulatory training on topics such as anti-corruption, anti-money laundering, competition/antitrust and privacy policies and standards. This is carried out in conjunction with our Code of Conduct training, which tests employees' knowledge and understanding of the behaviour expected of BMO employees.

We continue to respond to other global regulatory developments, including the impact of changes in capital and liquidity requirements. These developments, which include consumer protection and privacy measures and other specific financial reforms, are discussed further below. For additional discussion of regulatory developments related to capital management and liquidity and funding risk, refer to the Enterprise-Wide Capital Management section and the Liquidity and Funding Risk section. For a discussion of the impact of certain other regulatory developments, refer to the Critical Accounting Estimates and Judgments – Income Taxes and Deferred Tax Assets section, the Tax Legislation and Interpretations section, the Environmental and Social Risk – Risk Management section and the Other Regulatory Developments section.

## Consumer Protection

Consumer protection continues to be a focus for regulators and governments. In Canada, the federal government continues to focus on the cost of banking, seeking to improve choice and lower costs for consumers. Several provinces are also enhancing protection for consumers by amending their consumer protection regimes to provide additional disclosures, limit fees and protect consumers from fraudulent transactions. Key consumer concerns, including fair lending and unfair, deceptive or abusive acts or practices, are now subject to heightened regulatory scrutiny in bank examination programs. In both Canada and the United States, there is a growing focus on consumer data rights and both jurisdictions have started to introduce regulatory frameworks for open banking that will require banks to share data, as permitted by consumers, with authorized third parties.

## Privacy

Protection of personal information is critical to maintaining the trust of our customers. Our handling of personal information is increasingly important in light of the introduction of new technologies such as artificial intelligence. There is a growing focus on regulation related to privacy and the use and safeguarding of personal information, and we continue to advance our privacy program to comply with new and amended legislation in the jurisdictions where we do business. In Quebec, Law 25 has modernized the province's private-sector privacy regime, introducing new requirements related to biometrics, data portability and automated decisions, and giving new powers to regulators to impose monetary administrative penalties. Outside of Canada, large fines and settlements have been imposed for breaches of privacy rights and failure to comply with regulatory privacy requirements – evidence of heightened regulatory vigilance and enforcement. In the United States, the *California Consumer Privacy* Act (CCPA) includes privacy rights for California residents, and new CCPA regulations have been finalized to include requirements relating to cybersecurity audits and automated decision-making. Other states have introduced privacy legislation, which is leading to a growing patchwork of privacy laws in the United States. In the European Union and the United Kingdom, there are ongoing concerns regarding the transfer of personal data to countries lacking adequate privacy protection. Privacy-related risks, including risks of privacy breaches, have escalated as a result of the threat landscape. For further discussion, refer to the Top and Emerging Risks That May Affect Future Results – Cyber and Information Security Risk section, the Operational Non-Financial Risk – Artificial Intelligence Risk section and the Operational Non-Financial Risk – Information Security (including Cyber) Risk section.

## U.S. Regulatory Developments

BMO closely monitors U.S. regulatory developments, as new or changing requirements could apply to BMO's U.S. operations. Recently, U.S. banking agencies have signalled a shift toward enhancing transparency and refocusing supervision on material financial risks. It is still expected that these agencies will issue new rules related to capital requirements and the implementation of risk-based capital standards in the Basel III Reforms, published by the Basel Committee on Banking Supervision (referred to as Basel III Endgame). These rules, if issued, would likely revise the regulatory capital framework for large bank holding companies and their depository institutions, including BMO Financial Corp. (BFC), BMO's U.S. holding company, and BMO Bank N.A. It is currently not clear when the rules will be proposed or issued, and the impact on BMO's U.S. operations and our results will depend on the final rules, if issued. We currently do not expect a material change to our enterprise-level funding activities if these rules are enacted as previously proposed.

BFC is regulated as a Category III firm under the Enhanced Prudential Standards issued by the Federal Reserve Board. Additional information regarding regulatory requirements that apply to BFC is set out in the Enterprise-Wide Capital Management section.

**Caution**
This Legal and Regulatory Compliance Risk section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

# Strategic Risk

**Strategic Risk** is the potential for financial loss or reputational damage stemming from ineffective strategies, challenges in executing chosen strategies, or inadequate responses to shifts in the business environment, such as market dynamics. Strategic risk also includes corporate structure and insurance risk.

In recognition of its unique characteristics, strategic risk is classified in BMO's risk taxonomy as a transverse risk that may manifest itself through other risk types. Strategic risk arises from the risk that the adoption of enterprise or business strategies may not result in the intended outcome due to unsound decision-making, ineffective implementation of strategies or failure to address changes in the business environment that could impact the effective execution of such strategies. This risk is limited through a robust strategic risk program, complemented by stress testing.

BMO's Corporate Strategy group oversees the strategic planning process and works with the lines of business and Corporate Services to identify, monitor and mitigate risks across the enterprise. We apply a disciplined strategic risk program that supports consistent strategic planning through a multi-year, integrated strategic and financial approach, aligned with our enterprise risk appetite.

The program promotes consistency and adherence to management standards, including a consideration of stress testing results in our decision-making and capital planning. The potential impacts of changes in the business environment, including macroeconomic developments, broader industry trends, the actions of existing and new competitors and regulatory developments, are considered in this process and inform decision-making within each line of business. Oversight of strategic risk is the responsibility of the Executive Committee and the Board of Directors. This is carried out through an annual review of enterprise and operating segment strategies, which involves interactive sessions that challenge assumptions and strategies in the context of both the current and potential future business environment. Enterprise Risk and Portfolio Management reviews business strategies to confirm that they are developed and executed in accordance with the Risk Management Framework and are within our established risk appetite, tolerances and limits. Where required, these strategies are revised to address new or unexpected developments.

Strategic risk also includes business risk arising from specific enterprise activities and the effects these could have on earnings. Within BMO, each operating segment is responsible for controlling its respective business risk by assessing, managing and mitigating risks. To manage exposure to transverse business risks (i.e., those spanning multiple lines of business), the Corporate Strategy group works in tandem with the relevant business partners to develop effective mitigation approaches.

Our ability to implement the strategic plans developed by management influences our financial performance. Performance objectives are established through the strategic planning process and our progress toward those objectives is monitored regularly and reported on quarterly, using both leading and lagging indicators of absolute and relative performance, so that strategies can be reviewed and adjusted where necessary. Regular strategic and financial updates are also reviewed closely in order to identify any significant emerging risk issues.

## Insurance Risk

**Insurance Risk** is the potential for loss as a result of actual experience differing from that assumed when an insurance product was designed and priced, and comprises claims risk, policyholder behaviour risk and expense risk.

It generally entails the inherent unpredictability that can arise from the assumption of long-term policy liabilities or uncertainty around future events. Insurance provides protection against the financial consequences of insured risks by transferring those risks to the insurer (under specific terms and conditions) in exchange for premiums. Insurance risk is inherent in all of our insurance products, comprising life insurance, annuities (which include the pension risk transfer business), accident and sickness insurance, and creditor insurance, as well as the reinsurance business. Insurance risk consists of:

- **Claims risk** – the risk that the actual magnitude or frequency of claims will differ from those assumed in the pricing or underwriting process, including mortality risk, morbidity risk, longevity risk and catastrophic risk.

- **Policyholder behaviour risk** – the risk that the behaviour of policyholders in regard to premium payments, withdrawals or loans, as well as policy lapses and surrenders and other voluntary terminations, will differ from the behaviour assumed in the pricing process.

- **Expense risk** – the risk that actual expenses arising from acquiring and administering policies and processing claims will exceed the expenses assumed in the pricing process.

Our risk governance practices provide effective independent oversight and control of insurance risk within our businesses. The insurance risk management program addresses the identification, assessment, measurement, management and reporting of risks. The program includes: the risk appetite statement and key risk metrics; insurance risk policies and processes, including limits; capital requirements; stress testing; risk reports; the Own Risk and Solvency Assessment; and ongoing monitoring of experience. Senior management within the various lines of business uses this program, serving as the first line of defence and assuming the primary responsibility for managing insurance risk. Second-line-of-defence oversight is provided by the Chief Risk Officer (CRO), BMO Insurance, who reports to the CRO, Wealth Management. Internal risk committees, the boards of directors of the BMO Insurance subsidiaries and senior management provide senior governance and review. In particular, the Risk Committee of BMO Insurance oversees and reports on risk management activities to the insurance companies' boards of directors on a quarterly basis. In addition, the Audit and Conduct Review Committee of the Board of Directors acts as the Audit and Conduct Review Committee for BMO Life Insurance Company.

A robust product approval process is a cornerstone of the insurance risk management program, as it identifies, assesses, measures, manages and reports risks associated with new insurance products or changes to existing products. This process, along with guidelines and practices for underwriting and claims management, promotes the effective identification, assessment and management of insurance risk. Reinsurance transactions that transfer or cede insurance risk from BMO Insurance to independent reinsurance companies also mitigate our exposure to insurance risk by diversifying risk and limiting claims.

# Environmental and Social Risk

**Environmental and Social Risk** is the potential for loss or harm directly or indirectly resulting from environmental and social factors that impact BMO or its customers, and BMO's impact on the environment and society.

Environmental and social (E&S) risk may arise over a range of time frames, from short- to long-term. Factors that may give rise to E&S risk include, but are not limited to: climate change; pollution and waste; the use of energy, water and other resources; biodiversity and land use; human rights; talent and inclusion; labour standards; community health, safety and security; land acquisition and involuntary resettlement; Indigenous Peoples' rights; and cultural heritage. We are furthering our risk identification efforts by defining these factors and identifying risk exposures that may be affected by the transverse impact of these factors.

## Governance

The Board of Directors oversees relevant aspects of E&S risk, in accordance with its mandate and the charters of its standing committees. The Board of Directors approves the E&S risk appetite statement on the recommendation of the Risk Review Committee (RRC), which also approves the E&S risk corporate policy, as discussed below. The RRC assists the Board of Directors in meeting its oversight responsibilities for the identification, assessment and management of our exposure to E&S risk, including risks arising from climate change, and our adherence to risk management corporate policies and compliance with risk-related regulatory requirements. The Audit and Conduct Review Committee (ACRC) oversees issues related to sustainability governance and disclosure, and approves our annual Sustainability and Climate Report. The Audit and Conduct Review Committee and Risk Review Committee jointly review climate-related targets and BMO's Climate Transition Action Plan. The Human Resources Committee oversees and monitors compensation principles and policies, and their alignment with risk management and sustainability, including climate change. The Governance and Nominating Committee regularly reviews the charters of our Board of Directors and its committees to assess alignment of their responsibilities for overseeing sustainability issues within their respective mandates.

Senior management oversees E&S risk through management committees and forums that provide oversight, receive updates on sustainability matters and E&S risk, and support a coordinated, enterprise-wide approach to sustainability governance. These committees include, but are not limited to, Disclosure Committee, Risk Management Committee (RMC), E&S Risk Committee (a subcommittee of RMC), Reputation Risk Management Committee (RRMC), Enterprise Regulatory Committee, and BMO Global Asset Management Investment Committee. Our Environmental, Social and Governance (ESG) Executive Committee comprises Executive Committee members and provides oversight of our sustainability strategy and Climate Ambition. In addition to the ESG Executive Committee, BMO has a Sustainability Council which acts as a leadership forum for dialogue on sustainability efforts. Additional committees, forums and working groups are established as needed. In addition, the Board of Directors and any management committees active in other jurisdictions receive updates and oversee E&S risk for the relevant jurisdiction, as well as receive updates on sustainability matters and E&S risk across the enterprise. We engage with stakeholders, including clients, investors and civil society, to inform our E&S risk practices and disclosures.

The Chief Risk Officer (CRO), as Head of Enterprise Risk and Portfolio Management (ERPM), and supported by the risk leadership team, acts as the second line of defence in regard to E&S risk, including climate risk, and its transverse impacts on credit and counterparty, market, liquidity and funding, and operational non-financial risks; oversees risk appetite in the context of these risks; and reports on E&S risk to the RMC, RRC and Board of Directors.

BMO's General Counsel, as Head of Legal and Regulatory Compliance (LRC) and supported by the LRC leadership team, acts as the second line of defence for E&S-related risks, including climate risk and its transverse impacts on legal and regulatory compliance risk and reputation risk; and is accountable for BMO's exposure to these risks and business conduct and ethics. The Group Head of Canadian Commercial Banking and North American Integrated Solutions and Co-Head of Canadian Personal and Commercial Banking is the Executive Committee sponsor for sustainability and Chair of the BMO Climate Institute, overseeing the bank's sustainability strategy and approach to topics such as sustainability disclosure, sustainability-related advisory support to operating segments, external sustainability-related stakeholder relations and thought leadership, as well as the bank's Enterprise Accessibility Office, Office of Reconciliation and Climate Institute. The Chief Sustainability Officer leads the Sustainability Office and advises the General Counsel on E&S risk related to legal and regulatory compliance risk and reputation risk.

## Risk Management

We seek to understand the impact that E&S risk factors could have on the business environment, as well as on our clients, and our portfolio and operations, in order to make informed strategic decisions.

Our E&S risk corporate policy, applicable to all BMO employees, underscores the Board of Directors' commitment to managing E&S risk at a level consistent with the management of other top risks, in compliance with applicable regulations. The E&S risk corporate policy supports a more comprehensive integration of E&S risk considerations into and across our existing Risk Management Framework (RMF), and improves our ability to identify, assess, measure, manage and report E&S risk, including risks arising from climate change. This policy is supported by BMO's three-lines-of-defence operating model and underpinned by our risk culture. The E&S risk corporate policy is complemented by two enterprise-wide policy documents: a Climate Risk Corporate Standard to enable ongoing integration of climate risk considerations across the bank's current RMF, facilitate effective management of climate risk and define roles and responsibilities across the enterprise; and a second-line E&S RMF directive providing greater clarity and detail regarding the management of E&S risk. Our E&S risk program supports ongoing implementation of the policy and standard.

We have updated our risk taxonomy to define the E&S factors that may give rise to E&S risk. We have a risk appetite statement for E&S risk, inclusive of climate risk, comprised of a qualitative statement and risk appetite metrics and limits. We also have an E&S risk aggregate report and a climate risk dashboard.

E&S risk is addressed in key policy documents, including those comprising our credit risk program, which contain provisions for governance and accountabilities, enhanced due diligence and thresholds for escalations or exceptions. Sector-specific financing guidelines help us to identify and manage the bank's exposure to E&S risk in higher-risk sectors and integrate consideration of these risks into our decision-making, which also considers factors such as climate change and consultation with Indigenous Peoples.

The E&S Risk General Financing Guideline outlines the bank's risk appetite with respect to E&S and climate-related risks, and provides guidance on how to identify, assess, measure and manage these risks in the context of wholesale lending. We apply enhanced due diligence to transactions with clients that operate in environmentally-sensitive industries, including through our Environmental and Social Risk Rating Assessment tools for petroleum, mining, and utilities and power generation projects. Transactions involving significant environmental or social concerns may be escalated to the RRMC for consideration.

We continue to assess the credibility, reliability, comparability and decision-making usefulness of various measurement, assessment and reporting approaches, as well as the ways in which we could incorporate these into our E&S risk management program and associated disclosures. To remain informed about emerging E&S risks, we participate in global forums with other financial institutions and maintain open dialogue with other external parties.

### Human Rights and Codes of Conduct

The E&S risk corporate policy defines E&S risk with reference to multiple factors that may give rise to E&S risk, including human rights, talent and inclusion, labour standards and Indigenous Peoples' rights. We outline our approach in our *Statement on Human Rights, Code of Conduct, Supplier Code of Conduct* and *Statement Against Modern Slavery and Human Trafficking*. Through these statements, codes, policies and practices, we affirm BMO's support for the International Bill of Human Rights, the United Nations Universal Declaration of Human Rights, the International Covenant on Civil and Political Rights, the International Covenant on Economic, Social and Cultural Rights, and the principles and eight core conventions of the International Labour Organization.

BMO's anti-money laundering program, which is intended to prevent the use of BMO's financial products and services for the purposes of money laundering, terrorist financing or facilitating sanctioned activities, also seeks to identify the risks associated with human trafficking and modern slavery. BMO is committed to respecting human rights and stands against all forms of modern slavery (a term that encompasses forced labour, child labour and human trafficking), and we report annually on the steps we take to prevent and mitigate the risks associated with modern slavery in our supply chain.

BMO's Code of Conduct has been approved by our Board of Directors and supports our commitment to manage our business responsibly.

We engage with Indigenous customers, colleagues and communities across three themes – education, employment and economic empowerment. BMO recognizes the importance of Free, Prior and Informed Consent (FPIC), along with the rights of Indigenous Peoples to participate in decision-making, and integrates FPIC in our risk management policies and processes. We also offer internal Indigenous cultural competency and shared history training, including on FPIC, for BMO employees.

### Regulatory Developments

E&S risk-related regulations, frameworks and guidance are rapidly evolving, and we continue to monitor such developments in the jurisdictions where we operate, updating our compliance programs, risk management practices and disclosures as necessary.

We are participating in programs and consultations that focus on risk management and disclosures related to sustainability, as well as trends in climate-related litigation. Globally, we are also tracking developments in formal supervisory regulatory frameworks that govern the analysis and reporting of risks related to sustainability and climate change, including frameworks in Canada, the United States, the United Kingdom and the European Union. In addition, current and emerging regulatory regimes in the United States may restrict or penalize the imposition of environmental standards that exceed the legal or regulatory requirements of the states to which they apply. Trends in litigation and regulatory investigation are evolving, and legislation and regulatory guidance pertaining to disclosure practices or financing activities related to climate or sustainability matters, as well as allegations of "greenwashing", continue to evolve. We are monitoring these trends and assessing their potential impact in the context of BMO's climate-related sustainable financing and responsible investment activities, environmental and social risk management, and disclosure practices related to climate or sustainability matters.

OSFI's Guideline B-15, Climate Risk Management establishes OSFI's expectations related to banks' governance, management and disclosure of climate-related risks. BMO's disclosures to meet OSFI's climate-related financial disclosure expectations, as set out in Guideline B-15, are found in our 2024 Sustainability and Climate Reporting.

In June 2024, Bill C-59 introduced amendments to the *Competition Act* (Canada) regarding environmental claims (commonly referred to as "greenwashing"). In June 2025, the Competition Bureau of Canada issued final guidelines pertaining to greenwashing, providing guidance on how businesses should make environmental claims. On June 20, 2025, a new private right of action came into effect, whereby private parties can apply directly to the Competition Tribunal to challenge certain types of anti-competitive conduct, including greenwashing.

In October 2025, the U.S. Office of the Comptroller of the Currency (OCC), Federal Deposit Insurance Corporation (FDIC) and Federal Reserve Board (FRB) announced the withdrawal of the interagency principles for climate-related financial risk management for large financial institutions; the principles were jointly issued by the OCC, FDIC and FRB in October 2023. We continue to manage the risks associated with climate change consistent with the agencies' expectation that BMO maintain a sound RMF commensurate with the size, complexity and risk of its activities.

## Climate Risk

**Risk Management**

Climate risk is the risk of potential adverse impacts from climate change or from efforts to mitigate climate change, their related effects, and their financial and non-financial consequences. Climate risk is categorized as either physical risk or transition risk. Physical risks are associated with a changing climate, which can have both acute and chronic physical effects. These risks may include an increase in the frequency and intensity of weather-related events, such as storms, floods, wildfires and heatwaves, or longer-term changes, such as temperature changes, rising sea levels and changes in soil productivity. To date, key climate change indicators, weather-related events and associated scientific research indicate that global exposure to climate change risks is accelerating. Transition risks are associated with the shift to a lower greenhouse gas (GHG) economy. These risks may arise from climate-related policy, technological and behavioural changes involving carbon-pricing mechanisms, or a shift in consumer preferences toward lower-carbon products and services. We continue to closely monitor these changes, some of which may unfold more rapidly than others as consumers, clients, investors, governments and communities act to enhance their resilience to climate-related risks.

BMO has integrated climate risk considerations across the bank's RMF and has been compliant with OSFI's Guideline B-15 since October 31, 2024. We have a climate scenario analysis program in place that leverages existing risk capabilities in combination with climate-specific expertise, tools and data. This program includes the evaluation of both physical and transition risks through comprehensive climate-based scenarios across portfolios and risk types. Scenario analysis also considers integration of climate impacts at the enterprise level through an integrated loss assessment that is considered as part of the bank's Internal Capital Adequacy Assessment Process. These analyses help to identify potential exposures to and concentrations of short-, medium- and long-term climate risks and may inform our business strategy.

**BMO's Climate Ambition**

Our Climate Ambition is to be our clients' lead partner in their transition to a net zero world. We have developed a Climate Transition Action Plan that outlines the enterprise-wide and sector-specific steps we are taking to manage risks and capture opportunities in the transition to a lower GHG economy, as well as the metrics and targets we use to track our progress. Action takes place across our value chain, including our upstream supply chain, our own operations and downstream financing activity.

Our climate commercialization strategy seeks to capture opportunities by partnering with our clients to achieve their decarbonization objectives. We aim to be responsive to market demand for financing solutions that help our clients adopt economically viable technologies and processes to reduce GHG emissions and/or enhance climate resilience, and that fall within the bank's risk appetite. The strategy is coordinated across operating segments, overseen by the ESG Executive Committee, implemented through the Climate Commercialization Forum and supported by the BMO Climate Institute, which coordinates climate action both across the bank and externally.

Our Corporate Real Estate team implements an operational efficiency program that seeks to reduce GHG emissions in an economical way and, where possible, reduces operational costs over time.

A more detailed discussion of BMO's Climate Ambition can be found in our 2024 Sustainability and Climate Reporting.

**Caution**
This Environmental and Social Risk section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

# Reputation Risk

**Reputation Risk** is the potential for loss or harm to the BMO brand or reputation. It may arise even if other risks are managed effectively.

Reputation risk is classified in BMO's risk taxonomy as a transverse risk that may manifest itself through other risk types. Our reputation is built on our commitment to high standards of business conduct and is one of our most valuable assets. By protecting and maintaining our reputation, we safeguard our brand, increase shareholder value, reduce our cost of capital, improve employee engagement and preserve our customers' loyalty and trust.

We manage risks to our reputation by considering the potential reputational impact of all business activities, including strategy development and implementation, transactions and initiatives, data and technology use (including artificial intelligence), product and service offerings, and events or incidents that impact BMO, as well as day-to-day decision-making and conduct. We consider our reputation in everything we do.

BMO's Code of Conduct is the foundation of our ethical culture, and it provides employees with guidance on the behaviour that is expected of them, so that they can make the right choices when making decisions. Ongoing reinforcement of the commitments set out in the Code of Conduct mitigates risks to our reputation that may result from inappropriate behaviour or poor decision-making. We actively promote a culture in which employees are encouraged to raise concerns and are supported in doing so, with zero tolerance for retaliation.

We manage reputation risk in accordance with our corporate governance practices and Risk Management Framework. We use quantitative metrics, including the impact to BMO's brand, client and employee confidence and long-term stability to monitor BMO's reputation and assess risk. We seek to identify business activities and events that could impact our reputation with customers, regulators or other stakeholders. Where we identify a potential risk to our reputation, we take steps to assess and manage that risk. Instances of significant reputation risk are escalated to the Reputation Risk Management Committee for review.

# Accounting Matters and Disclosure and Internal Control

## Critical Accounting Estimates and Judgments

The most significant assets and liabilities for which we must make estimates and judgments include the allowance for credit losses; financial instruments measured at fair value; pension and other employee future benefits; impairment of securities and investments in associates and joint ventures; income taxes and deferred tax assets; goodwill and intangible assets; insurance contract liabilities; provisions, including legal proceedings and restructuring charges; transfers of financial assets; and consolidation of structured entities (SEs). We make judgments in assessing the business model for financial assets, as well as whether substantially all risks and rewards have been transferred in respect of transfers of financial assets and whether we control SEs, as discussed in Notes 5 and 6, respectively, of the audited annual consolidated financial statements. Note 17 of the audited annual consolidated financial statements provides further details on the estimates and judgments made in determining the fair value of financial instruments. If actual results were to differ from the estimates, the impact would be recorded in future periods.

By their very nature, the estimates and judgments we make for the purposes of preparing our consolidated financial statements relate to matters that are inherently uncertain. However, we have detailed policies and internal controls in place that are intended to ensure the judgments made in estimating these amounts are well-controlled and independently reviewed, and that our policies are consistently applied from period to period. We believe that our estimates of the value of our assets and liabilities are appropriate as at October 31, 2025.

For a more detailed discussion of the use of estimates, refer to Note 1 of the audited annual consolidated financial statements.

### Allowance for Credit Losses

The allowance for credit losses primarily consists of allowances for impaired loans and allowances for performing loans. Our approach to establishing and maintaining the allowance on performing loans is based on the requirements of IFRS 9, *Financial Instruments* (IFRS 9), and considers the guideline issued by OSFI. Under the IFRS 9 expected credit loss (ECL) methodology, an allowance is recorded for expected credit losses on financial assets, regardless of whether there has been an actual loss event. In particular, the ECL requirements of IFRS 9 incorporate the following elements that are subject to a high level of judgment: measuring 12-month and lifetime credit losses; determining when a significant increase in credit risk has occurred; forecasting forward-looking information for multiple scenarios and determining the probability weighting of each scenario; and the application of experienced credit judgment.

ECL is calculated on a probability-weighted basis, based on four economic scenarios, and is calculated for each exposure in the portfolio as a function of the probability of default (PD), exposure at default (EAD) and loss given default (LGD), with the timing of the loss also considered. Where there has been a significant increase in credit risk, lifetime ECL is recorded; otherwise, 12 months of ECL is generally recorded. Determining a significant increase in credit risk involves consideration of many different factors that will vary by product and risk segment. The principal factors considered in making this determination are the change in PD since origination and certain other criteria, such as 30-day past due and watchlist status. We may apply experienced credit judgment to reflect factors not captured in the results produced by the ECL models, as we deem necessary. We apply experienced credit judgment to reflect the impact of the uncertain environment on credit conditions and the economy. We have controls and processes in place to govern the ECL process, including judgments and assumptions used in determining the allowance on performing loans. These judgments and assumptions will change over time, with the impact of any such change recorded in future periods.

In establishing our allowance on performing loans, we attach probability weightings to economic scenarios that are representative of our view of economic and market conditions at the reporting date. The base scenario represents our view of the most probable outcome, as well as upside, downside and severe downside scenarios, all of which have been developed by our Economics group.

The allowance on performing loans is sensitive to changes in economic forecasts and the probability weight assigned to each forecast scenario. When changes in economic performance in the forecasts are measured, we use real GDP as the basis, which acts as the key driver for movements in many of the other economic and market variables used, including equity market and volatility indices, corporate credit spreads, unemployment rates, housing prices and consumer credit. In addition, we consider industry-specific variables, where applicable. Many of the variables have a high degree of interdependency, and as such, there is no single variable to which the allowance is sensitive. Holding all else constant, as economic variables worsen, the allowance on performing loans would increase and conversely, as variables improve, the allowance would decrease. Assuming all variables are held constant, an increase in loan balances or a deterioration in the credit quality of the loan portfolio would each drive an increase in the allowance on performing loans.

Information on the provision for credit losses for the years ended October 31, 2025 and 2024 can be found in the Total Provision for Credit Losses section. Additional information on the process and methodology for determining the allowance for credit losses can be found in the discussion of Credit and Counterparty Risk, as well as in Note 3 of the audited annual consolidated financial statements.

### Financial Instruments Measured at Fair Value

We record assets and liabilities classified as held for trading, assets and liabilities designated at fair value, derivatives, certain equity and debt securities and securities sold but not yet purchased at fair value. Fair value represents the amount that would be received on the sale of an asset or paid on the transfer of a liability in an orderly transaction between willing parties at the measurement date. We employ a fair value hierarchy based on inputs we use in valuation techniques to measure the fair value of our financial instruments. The extent of our use of quoted market prices (Level 1), internal models with observable market information (Level 2) and internal models with one or more significant unobservable market inputs (Level 3) in the valuation of loans, securities, derivatives, certain other assets and liabilities recorded at fair value as at October 31, 2025 and October 31, 2024 is disclosed in Note 17 of the audited annual consolidated financial statements. For instruments that are valued using models, we consider all reasonable available information and maximize the use of observable market data.

Valuation Product Control (VPC), a group independent of the trading lines of business, seeks to ensure that the recorded fair values of financial instruments are materially accurate by:
- Developing and maintaining valuation policies, procedures and methodologies in accordance with International Financial Reporting Standards (IFRS) and regulatory requirements.
- Establishing official rate sources for valuation data inputs.
- Providing independent review of portfolios for which prices supplied by traders are used for valuation.

When VPC determines that adjustments to valuations are needed to better reflect fair value estimates based on data inputs from official rate sources, the adjustments are subject to review and approval by the Valuation Steering Committee (VSC).

The VSC is our senior management valuation committee. It meets at least monthly to address the more challenging valuation issues related to our portfolios, approves valuation methodology changes as needed to enhance the reliability of our fair value estimates, and is a key forum for the discussion of sources of valuation uncertainty and how these are being addressed by management. Certain financial instruments, including corporate equities, are valued by the respective business groups. Senior management oversees our valuation processes through various valuation and risk committees.

As at October 31, 2025, total valuation adjustments were a net decrease in value of $139 million for financial instruments carried at fair value on the Consolidated Balance Sheet (net decrease of $268 million as at October 31, 2024).

## Pension and Other Employee Future Benefits

Our pension and other employee future benefits expense is calculated by independent actuaries using assumptions determined by management. Differences between actual experience and the assumptions used are recognized in other comprehensive income.

The calculation of pension and other employee future benefits expense, plan assets and defined benefit obligations depends on various assumptions such as discount rates, healthcare cost trend rates, projected salary increase rates, retirement age and mortality rates. These assumptions are management's best estimate based on relevant historical experience in conjunction with market-related data and reviewed by actuaries. We determine discount rates at each year-end for all plans, using high-quality corporate bonds with terms matching the plans' specific cash flows.

Additional information regarding accounting for pension and other employee future benefits, including a sensitivity analysis for key assumptions, is included in Note 21 of the audited annual consolidated financial statements.

## Impairment of Securities and Investments in Associates and Joint Ventures

Debt securities measured at amortized cost or fair value through other comprehensive income (FVOCI) are assessed for impairment using the expected credit loss model. For securities determined to have low credit risk, the allowance for credit losses is measured at an amount equal to 12-month ECL.

We review our investments in associates and joint ventures, included within other assets, at each quarter-end reporting period in order to identify and evaluate any investments that show indications of possible impairment. For these investments, objective evidence of impairment may include, among other factors, a significant or prolonged decline in fair value to an amount below their cost.

Additional information regarding our accounting for debt securities measured at amortized cost or FVOCI and allowance for credit losses, investments in associates and joint ventures, and the determination of fair value is included in Notes 2, 11 and 17 of the audited annual consolidated financial statements.

## Income Taxes and Deferred Tax Assets

Our approach to tax matters is guided by our Statement on Tax Principles, elements of which are described below, and governed by our Tax Risk Management Framework, which is implemented through internal controls and processes. We operate with due regard to risks, including tax and reputation risks. We actively seek to identify, assess, measure, manage and report any tax risks that may arise in order to understand our financial exposure to those risks. Our intention is to comply fully with tax laws. We consider all applicable laws in connection with our commercial activities, and where tax laws change in our business or for our customers, we adapt and make adjustments accordingly. We monitor applicable tax-related developments, including legislative proposals, case law and guidance from tax authorities. When an interpretation or application of tax laws is not clear, we take well-reasoned positions based on available case law and administrative positions of tax authorities, and we engage external advisors, when necessary. We do not engage in tax planning that does not have commercial substance, and we do not knowingly work with customers we believe use tax strategies to evade taxes. We are committed to maintaining productive relationships and cooperating with tax authorities on all tax matters. We seek to resolve disputes in a collaborative manner; however, when our interpretation of tax law differs from that of tax authorities, we are prepared to defend our position.

The provision for income taxes is calculated based on the expected tax treatment of transactions recorded in either our Consolidated Statement of Income, Consolidated Statement of Comprehensive Income or Consolidated Statement of Changes in Equity. In determining the provision for income taxes, we interpret tax legislation, case law and administrative positions in numerous jurisdictions and, based on our judgment, record the estimate of the amount required to settle tax obligations. We also make assumptions about the expected timing of the reversal of deferred tax assets and liabilities. If our interpretations and assumptions differ from those of tax authorities, or if the timing of reversals is not as expected, the provision for income taxes could increase or decrease in future periods. The amount of any such increase or decrease cannot be reasonably estimated.

Deferred tax assets are recognized only when it is probable that sufficient taxable profit will be available in future periods against which deductible temporary differences or unused tax losses and tax credits may be utilized. We are required to assess whether it is probable that deferred tax assets will be realized. The factors used to assess the probability of realization are past experience of income and capital gains, forecasts of future net income before taxes, and the remaining expiration period of tax loss carryforwards and tax credits. Changes in our assessment of these factors could increase or decrease the provision for income taxes in future periods.

Canadian tax authorities have reassessed us for additional income tax and interest in an amount of approximately $1,465 million in respect of certain 2011-2018 Canadian corporate dividends. These reassessments denied certain dividend deductions on the basis that the dividends were received as part of a "dividend rental arrangement". In general, the tax rules raised by Canadian tax authorities were prospectively addressed in the 2015 and 2018 Canadian federal budgets. We filed Notices of Appeal with the Tax Court of Canada and the matter is in litigation. We remain of the view that our tax filing positions were appropriate and intend to challenge all reassessments. However, if such challenges are unsuccessful, the additional expense would negatively impact net income.

Additional information regarding accounting for income taxes is included in Note 22 of the audited annual consolidated financial statements.

## Goodwill and Intangible Assets

Goodwill is assessed for impairment at least annually. This assessment includes a comparison of the carrying values and the recoverable amounts of the cash-generating units (CGUs) to which goodwill has been allocated, in order to determine whether the recoverable amount of each CGU is greater than its carrying value. If the carrying value of the CGU was to exceed its recoverable amount, an impairment calculation would be performed. The recoverable amount of a CGU is the higher of its fair value less costs to sell and its value in use.

Fair value less costs to sell has been used to perform the impairment tests in all periods. In determining fair value less costs to sell, we employ a discounted cash flow model, consistent with those we use when we acquire a business. This model is dependent on assumptions related to revenue growth, discount rates, synergies achieved on acquisition and the availability of comparable acquisition data. Changes in any of these assumptions would affect the determination of fair value for each CGU in a different manner. We exercise judgment and make assumptions in determining fair value less costs to sell, and differences in judgment and assumptions could affect the determination of fair value and any resulting impairment.

As at October 31, 2025 and October 31, 2024, no goodwill impairment was recorded as a result of this annual assessment, as the estimated fair value of the CGUs was greater than their carrying value. As noted in the Non-GAAP and Other Financial Measures section, we recorded a write-down in goodwill related to the announced sale of 138 branches in select U.S. markets.

Intangible assets with a definite life are amortized to income on either a straight-line or an accelerated basis over a period not exceeding 15 years, depending on the nature of the asset. We test definite-life intangible assets for impairment when circumstances indicate that the carrying value may not be recoverable.

Indefinite-life intangible assets are tested annually for impairment. If any indefinite-life intangible assets are determined to be impaired, we write them down to their recoverable amount, which is the higher of value in use and fair value less costs to sell, when this is less than the carrying value.

Additional information regarding goodwill and intangible assets is included in Note 10 of the audited annual consolidated financial statements.

## Insurance Contract Liabilities

Insurance contract liabilities represent estimates of fulfilment cash flows, which include a risk adjustment, and the contractual service margin (CSM). Fulfilment cash flows include estimates of future cash flows related to the remaining coverage period and for previously incurred claims, which are then discounted and probability weighted. This is based on non-financial risk assumptions including mortality, policy lapses and expenses, which are based on a combination of industry and entity specific data, and in the case of expenses, on historical analysis of which expenses are attributable to insurance operations. These assumptions are reviewed at least annually and updated to reflect actual experience and market conditions. The CSM is a component of the liability representing the unearned profit we recognize as we provide services.

Additional information regarding insurance contract liabilities is included in Note 14 of the audited annual consolidated financial statements.

## Provisions

Provisions are recognized if, as a result of a past event, we have a present legal or constructive obligation that can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded at the best estimate of the amount required to settle an obligation as at the balance sheet date, taking into consideration the risks and uncertainties associated with the obligation. For example, BMO and its subsidiaries are involved in various legal actions in the normal course of business. Factors considered in estimating any obligation related to these legal actions include a case-by-case assessment of specific facts and circumstances, past experience and the opinions of legal experts. Management and external experts are involved in estimating any provision. Certain provisions also relate to restructuring initiatives that we have undertaken. These provisions are recorded at management's best estimate of the amounts that will ultimately be paid out.

The actual costs of settling some obligations may be substantially higher or lower than the amount of the provisions.

Additional information regarding provisions is included in the Legal and Regulatory Compliance Risk section and in Note 24 of the audited annual consolidated financial statements.

## Transfers of Financial Assets

We sell Canadian residential and commercial mortgages to third-party Canadian securitization programs, including the Canada Mortgage Bond Program, and directly to third-party investors under the National Housing Act Mortgage-Backed Securities program.

We also purchase or originate certain commercial mortgage loans that are subsequently sold and derecognized, and we purchase U.S. government agency collateralized mortgage obligations (CMOs) issued by third-party sponsored vehicles, which we may further securitize by repackaging into new CMOs prior to selling them to third-party investors.

We assess whether substantially all of the risks and rewards of, or control over, the assets have been transferred in order to determine whether they qualify for derecognition. Where we have transferred substantially all of the risks and rewards of ownership, the assets are derecognized. Where we continue to be exposed to substantially all of the prepayment, interest rate and/or credit risk associated with the securitized assets, they do not qualify for derecognition. We continue to recognize the assets and the related cash proceeds as secured financing in our Consolidated Balance Sheet.

Where we have neither transferred nor retained substantially all of the risks and rewards, we derecognize the asset only if we no longer control it. If we have retained control, we continue to recognize the transferred assets to the extent of our continuing involvement.

### Consolidation of Structured Entities

In the normal course of business, we enter into arrangements with SEs as described in the Off-Balance Sheet Arrangements section. We are required to consolidate a SE if we control the SE. We control a SE when we have power over it, exposure or rights to variable returns as a result of our involvement and the ability to exercise power to affect the amount of those returns. For certain SEs, we exercise judgment in determining whether we control the entity.

Additional information concerning our interests in SEs is included in the Off-Balance Sheet Arrangements section, as well as in Note 6 of the audited annual consolidated financial statements.

**Caution**
This Critical Accounting Estimates and Judgments section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

# Future Changes in Accounting Policies

### Amendments to the Classification and Measurement of Financial Instruments

In May 2024, the International Accounting Standards Board (IASB) issued *Amendments to the Classification and Measurement of Financial Instruments,* which amended IFRS 9, *Financial Instruments* (IFRS 9) and IFRS 7, *Financial Instruments: Disclosures*. These amendments clarify how to assess the contractual cash flow characteristics of financial assets that include contingent features, and the treatment of non-recourse assets and contractually-linked instruments. The amendments also introduce an accounting policy choice to derecognize certain financial instruments settled, using an electronic payment system before the settlement date, if certain conditions are met. The amendments will be effective for our fiscal year beginning November 1, 2026. To meet the requirements of the amendments, we have established an enterprise-wide project and are currently evaluating the impact of adoption.

### IFRS 18 Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, *Presentation and Disclosure in Financial Statements* (IFRS 18), which will replace IAS 1, *Presentation of Financial Statements*, and will be effective for our fiscal year beginning November 1, 2027. In order to meet the requirements of IFRS 18, we have established an enterprise-wide project and are currently evaluating the impact of adoption. IFRS 18 will modify the formatting of our Consolidated Statement of Income with the presentation of income and expenses under three categories (operating, investing and financing), based on our main business activities and the addition of certain new subtotals. IFRS 18 also requires that certain management performance measures be included as a note in our consolidated financial statements.

**Caution**
This Future Changes in Accounting Policies section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

# Other Regulatory Developments

We continue to monitor and prepare for other regulatory developments, including those referenced elsewhere in this MD&A.

For a comprehensive discussion of other regulatory developments, refer to the Enterprise-Wide Capital Management section, the Risks That May Affect Future Results section, the Liquidity and Funding Risk section, and the Legal and Regulatory Compliance Risk section.

# Transactions with Related Parties

In the normal course of business, we provide banking services to key management personnel on the same terms that we offer these services to preferred customers. Key management personnel are those persons having authority and responsibility for planning, directing and/or controlling the activities of an entity, being the directors and the most senior executives of the bank. Banking services are provided to joint ventures and equity-accounted investees on the same terms that we offer these services to our customers. We also offer employees a subsidy on annual credit card fees.

Details of our investments in joint ventures and associates and the compensation of key management personnel are disclosed in Note 27 of the audited annual consolidated financial statements.

# Shareholders' Auditors' Services and Fees

## Review of Shareholders' Auditors

The Audit and Conduct Review Committee (ACRC) of the Board of Directors is responsible for the appointment, compensation and oversight of the shareholders' auditors, and conducts an annual assessment of the performance and effectiveness of the shareholders' auditors, considering factors such as: the quality of the services provided by the engagement team of the shareholders' auditors during the audit period; the qualifications, experience and geographic reach relevant to serving BMO Financial Group; the quality of communications received from the shareholders' auditors; and the independence, objectivity and professional skepticism of the shareholders' auditors.

The ACRC has a robust review process in place to monitor audit quality and oversee the work of the shareholders' auditors, including the lead audit partner, which includes:

- Annually reviewing the audit plan in two separate meetings, including a consideration of the impact of business risks on the audit plan and an assessment of the reasonableness of the audit fee
- Reviewing the qualifications of the senior engagement team members
- Monitoring the execution of the audit plan of the shareholders' auditors, with a focus on the more complex and challenging areas of the audit
- Reviewing and evaluating the audit findings, including during in-camera sessions
- Evaluating audit quality and performance, including recent Canadian Public Accountability Board (CPAB) and Public Company Accounting Oversight Board (PCAOB) inspection reports on the shareholders' auditors and their peer firms
- At a minimum, holding quarterly meetings with the chair of the ACRC and the lead audit partner to discuss audit-related issues independently of management
- Performing a comprehensive review of the shareholders' auditors every five years, and performing an annual review in the years between these comprehensive reviews, following the guidelines set out by the Chartered Professional Accountants of Canada (CPA Canada) and the CPAB.

The most recent comprehensive review of the shareholders' auditors by the ACRC was completed in 2025. This comprehensive review was based on the latest recommendations of CPA Canada and the CPAB, and focused on: (i) the independence, objectivity and professional skepticism of the shareholders' auditors; (ii) the quality of the engagement team; and (iii) the quality of communications and interactions with the shareholders' auditors. As a result of the review, the ACRC was satisfied with the performance of the shareholders' auditors.

Independence of the shareholders' auditors is overseen by the ACRC in accordance with BMO's Auditor Independence Standard. The ACRC considered the risks and benefits of audit firm rotation, including reports issued by the CPAB and CPA Canada. The ACRC concluded that existing requirements, including audit firm review and audit team member rotation, ensure auditor independence while maintaining and enhancing audit quality, which may be impaired by audit firm rotation. The ACRC also confirmed that the lead audit partner rotates out of that role after five consecutive years and does not return to that role for a further five years.

## Pre-Approval Policies and Procedures

As part of BMO Financial Group's corporate governance practices, the ACRC oversees the application of its policy limiting the services provided by the shareholders' auditors that are not related to their role as auditors. All services must comply with BMO's Auditor Independence Standard, as well as professional standards and securities regulations governing auditor independence. The ACRC pre-approves the types of services (permitted services) that can be provided by the shareholders' auditors, as well as the annual audit plan, which includes fees for specific types of services. For permitted services that are not included in the pre-approved annual audit plan, approval to proceed with the engagement is provided in accordance with BMO's Auditor Independence Standard.

## Shareholders' Auditors' Fees [1]

**TABLE 60**

| (Canadian $ in millions) | 2025 | 2024 |
|---|---|---|
| Audit fees [2] | 32.9 | 30.5 |
| Audit-related fees [3] | 3.5 | 3.4 |
| Tax services fees [4] | – | 0.1 |
| All other fees [5] | 1.6 | 2.1 |
| Total | 38.0 | 36.1 |

(1) The classification of fees is based on applicable Canadian securities laws and U.S. Securities and Exchange Commission definitions.
(2) Includes fees paid for the audit of the consolidated financial statements of the bank, including the audit of the bank's internal controls over financial reporting and any financial statement audits of the bank's subsidiaries. Audit fees also include fees paid for services in connection with statutory and regulatory filings, including those related to prospectuses.
(3) Includes fees paid for specified procedures on BMO's Proxy Circular and other services, and French translation of financial statements, related continuous disclosures and other public documents containing financial information.
(4) Includes fees paid for tax compliance services provided to various BMO-managed investment company complexes.
(5) Includes other fees paid by BMO-managed investment company complexes, and for ESG-related services.

# Management's Annual Report on Disclosure Controls and Procedures and Internal Control over Financial Reporting

## Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), on a timely basis, so that appropriate decisions can be made regarding public disclosure.

As at October 31, 2025, under the supervision of the CEO and the CFO, the management of BMO Financial Group (BMO) evaluated the effectiveness of the design and operation of its disclosure controls and procedures, as defined in Canada by National Instrument 52-109, *Certification of Disclosure in Issuers' Annual and Interim Filings*, and in the United States by Rule 13a-15(e) of the *Securities Exchange Act of 1934* (the Exchange Act). Based on this evaluation, the CEO and the CFO have concluded that BMO's disclosure controls and procedures were effective as at October 31, 2025.

## Internal Control over Financial Reporting

Internal control over financial reporting is a process designed under the supervision of the CEO and the CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with IFRS and the requirements of the Securities and Exchange Commission (SEC) in the United States, as applicable. Management is responsible for establishing and maintaining adequate internal control over financial reporting for BMO.

Internal control over financial reporting at BMO includes policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of BMO.
- Are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with IFRS and the requirements of the SEC in the United States, as applicable, and that receipts and expenditures of BMO are being made only in accordance with authorizations by management and directors of BMO.
- Are designed to provide reasonable assurance that any unauthorized acquisition, use or disposition of BMO's assets that could have a material effect on the consolidated financial statements is prevented or detected in a timely manner.

Because of its inherent limitations, internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the related policies and procedures may deteriorate.

BMO's management, under the supervision of the CEO and the CFO, has evaluated the effectiveness of internal control over financial reporting using the framework and criteria established in *Internal Control – Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission in May 2013 (2013 COSO Framework). Based on this evaluation, management has concluded that internal control over financial reporting was effective as at October 31, 2025.

At the request of BMO's Audit and Conduct Review Committee, KPMG LLP (the shareholders' auditors), an independent registered public accounting firm, has conducted an audit of the effectiveness of our internal control over financial reporting. The audit report states in its conclusion that, in KPMG's opinion, BMO maintained, in all material respects, effective internal control over financial reporting as at October 31, 2025, in accordance with the criteria established in the 2013 COSO Framework.

## Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended October 31, 2025 which materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

# Supplemental Information

## Ten-Year Statistical Review

**TABLE 61**

($ millions)

| As at or for the year ended October 31 | 2025 | 2024 | 2023 | 2022 | 2021 | 2020 | 2019 | 2018 | 2017 | 2016 |
|---|---|---|---|---|---|---|---|---|---|---|
| **Condensed Consolidated Balance Sheet** | | | | | | | | | | |
| **Assets** | | | | | | | | | | |
| Cash and cash equivalents | **67,484** | 65,098 | 77,934 | 87,466 | 93,261 | 57,408 | 48,803 | 42,142 | 32,599 | 31,653 |
| Interest bearing deposits with banks | **2,838** | 3,640 | 4,109 | 5,677 | 8,303 | 9,035 | 7,987 | 8,305 | 6,490 | 4,449 |
| Securities | **423,476** | 396,880 | 320,084 | 272,551 | 232,849 | 234,260 | 189,438 | 180,935 | 163,198 | 149,985 |
| Securities borrowed or purchased under resale agreements | **129,421** | 110,907 | 115,662 | 113,194 | 107,382 | 111,878 | 104,004 | 85,051 | 75,047 | 66,646 |
| Loans, net of allowances | **677,161** | 678,016 | 656,665 | 551,814 | 458,262 | 447,420 | 426,984 | 384,172 | 358,507 | 357,518 |
| Other | **176,422** | 155,106 | 172,552 | 142,695 | 88,118 | 89,260 | 74,979 | 72,688 | 73,763 | 77,709 |
| Total assets | **1,476,802** | 1,409,647 | 1,347,006 | 1,173,397 | 988,175 | 949,261 | 852,195 | 773,293 | 709,604 | 687,960 |
| **Liabilities** | | | | | | | | | | |
| Deposits | **976,202** | 982,440 | 910,879 | 776,547 | 685,631 | 659,034 | 568,143 | 520,928 | 479,792 | 470,281 |
| Other | **404,000** | 334,544 | 351,776 | 317,662 | 238,128 | 225,218 | 225,981 | 199,862 | 180,438 | 170,910 |
| Subordinated debt | **8,500** | 8,377 | 8,228 | 8,150 | 6,893 | 8,416 | 6,995 | 6,782 | 5,029 | 4,439 |
| Total liabilities | **1,388,702** | 1,325,361 | 1,270,883 | 1,102,359 | 930,652 | 892,668 | 801,119 | 727,572 | 665,259 | 645,630 |
| Total equity | **88,100** | 84,286 | 76,123 | 71,038 | 57,523 | 56,593 | 51,076 | 45,721 | 44,345 | 42,330 |
| Total liabilities and equity | **1,476,802** | 1,409,647 | 1,347,006 | 1,173,397 | 988,175 | 949,261 | 852,195 | 773,293 | 709,604 | 687,960 |
| **Condensed Consolidated Statement of Income** | | | | | | | | | | |
| Net interest income | **21,487** | 19,468 | 18,681 | 15,885 | 14,310 | 13,971 | 12,888 | 11,438 | 11,275 | 10,945 |
| Non-interest revenue | **14,787** | 13,327 | 10,578 | 17,825 | 12,876 | 11,215 | 12,595 | 11,467 | 10,832 | 10,015 |
| Total revenue | **36,274** | 32,795 | 29,259 | 33,710 | 27,186 | 25,186 | 25,483 | 22,905 | 22,107 | 20,960 |
| Insurance claims, commissions and changes in policy benefit liabilities (CCPB) [1] | **–** | – | – | (683) | 1,399 | 1,708 | 2,709 | 1,352 | 1,538 | 1,543 |
| Provision for credit losses (PCL) | **3,617** | 3,761 | 2,178 | 313 | 20 | 2,953 | 872 | 662 | 746 | 771 |
| Non-interest expense | **21,107** | 19,499 | 21,134 | 16,194 | 15,509 | 14,177 | 14,630 | 13,477 | 13,192 | 12,916 |
| Income before income taxes | **11,550** | 9,535 | 5,947 | 17,886 | 10,258 | 6,348 | 7,272 | 7,414 | 6,631 | 5,730 |
| Provision for income taxes | **2,825** | 2,208 | 1,510 | 4,349 | 2,504 | 1,251 | 1,514 | 1,961 | 1,292 | 1,100 |
| Net income | **8,725** | 7,327 | 4,437 | 13,537 | 7,754 | 5,097 | 5,758 | 5,453 | 5,339 | 4,630 |
| Net income available to common shareholders | **8,273** | 6,932 | 4,094 | 13,306 | 7,510 | 4,850 | 5,547 | 5,269 | 5,153 | 4,471 |
| **Condensed Consolidated Statement of Changes in Equity** | | | | | | | | | | |
| Preferred shares and other equity instruments | **8,956** | 8,087 | 6,958 | 6,308 | 5,558 | 6,598 | 5,348 | 4,340 | 4,240 | 3,840 |
| Common shares | **23,359** | 23,921 | 22,941 | 17,744 | 13,599 | 13,430 | 12,971 | 12,929 | 13,032 | 12,539 |
| Contributed surplus | **373** | 354 | 328 | 317 | 313 | 302 | 303 | 300 | 307 | 294 |
| Retained earnings | **47,377** | 46,469 | 44,006 | 45,117 | 35,497 | 30,745 | 28,725 | 25,850 | 23,700 | 21,207 |
| Accumulated other comprehensive income | **7,986** | 5,419 | 1,862 | 1,552 | 2,556 | 5,518 | 3,729 | 2,302 | 3,066 | 4,426 |
| Non-controlling interest in subsidiaries | **49** | 36 | 28 | – | – | – | – | – | – | 24 |
| Total equity | **88,100** | 84,286 | 76,123 | 71,038 | 57,523 | 56,593 | 51,076 | 45,721 | 44,345 | 42,330 |

BMO adopted IFRS 9 *Financial Instruments* (IFRS 9) in 2018 and IFRS 16 *Leases* (IFRS 16) in 2020 prospectively, with no changes to prior periods. In 2019, BMO adopted IFRS 15 *Revenue from Contracts with Customers* (IFRS 15) and elected to reclassify 2017 and 2018 amounts. Effective 2024, BMO adopted IFRS 17 *Insurance Contracts* (IFRS 17). BMO also voluntarily changed our accounting policy for the measurement of investment properties under IAS 40 *Investment Properties* (IAS 40), from cost to fair value upon IFRS 17 transition and our accounting policy for securities transactions from settlement date to trade date. These changes were retrospectively applied to fiscal 2023 results.

(1) Beginning 2023, the Bank no longer reports insurance claims, commissions and changes in policy benefit liabilities (CCPB), and non-GAAP measures and metrics net of CCPB, given the adoption and retrospective application of IFRS 17.

**TABLE 61** (continued)

| ($ millions, except as noted)<br>As at or for the year ended October 31 | 2025 | 2024 | 2023 | 2022 | 2021 | 2020 | 2019 | 2018 | 2017 | 2016 |
|---|---|---|---|---|---|---|---|---|---|---|
| **Other Financial Measures** | | | | | | | | | | |
| **Common Share Data** ($) | | | | | | | | | | |
| Basic earnings per share | **11.46** | 9.52 | 5.77 | 20.04 | 11.60 | 7.56 | 8.68 | 8.19 | 7.93 | 6.94 |
| Diluted earnings per share | **11.44** | 9.51 | 5.76 | 19.99 | 11.58 | 7.55 | 8.66 | 8.17 | 7.90 | 6.92 |
| Dividends declared per common share | **6.44** | 6.12 | 5.80 | 5.44 | 4.24 | 4.24 | 4.06 | 3.78 | 3.56 | 3.40 |
| Book value per share | **111.57** | 104.40 | 95.90 | 95.60 | 80.18 | 77.40 | 71.54 | 64.73 | 61.91 | 59.57 |
| Closing share price | **174.23** | 126.88 | 104.79 | 125.49 | 134.37 | 79.33 | 97.50 | 98.43 | 98.83 | 85.36 |
| Number outstanding (in millions) | | | | | | | | | | |
| End of year | **708.9** | 729.5 | 720.9 | 677.1 | 648.1 | 645.9 | 639.2 | 639.3 | 647.8 | 645.8 |
| Market capitalization | **123,513** | 92,563 | 75,544 | 84,970 | 87,090 | 51,238 | 62,325 | 62,929 | 64,024 | 55,122 |
| Price-to-earnings multiple | **15.2** | 13.3 | 18.2 | 6.3 | 11.6 | 10.5 | 11.3 | 12.0 | 12.5 | 12.3 |
| Market to book value ratio | **1.56** | 1.22 | 1.09 | 1.31 | 1.68 | 1.02 | 1.36 | 1.52 | 1.60 | 1.43 |
| Dividend yield (%) | **3.7** | 4.8 | 5.5 | 4.3 | 3.2 | 5.3 | 4.2 | 3.8 | 3.6 | 4.0 |
| Dividend payout ratio (%) | **56.2** | 64.3 | 100.5 | 27.1 | 36.5 | 56.1 | 46.8 | 46.1 | 44.9 | 49.0 |
| **Financial Measures and Ratios** (%) | | | | | | | | | | |
| Return on equity | **10.6** | 9.7 | 6.2 | 22.9 | 14.9 | 10.1 | 12.6 | 13.3 | 13.2 | 12.1 |
| Efficiency ratio | **58.2** | 59.5 | 72.2 | 48.0 | 57.0 | 56.3 | 57.4 | 58.8 | 59.7 | 61.6 |
| Net interest margin on average earning assets | **1.65** | 1.58 | 1.63 | 1.62 | 1.59 | 1.64 | 1.70 | 1.67 | 1.74 | 1.76 |
| Total PCL-to-average net loans and acceptances | **0.53** | 0.57 | 0.35 | 0.06 | – | 0.63 | 0.20 | 0.17 | 0.20 | 0.22 |
| PCL on impaired loans-to-average net loans and acceptances | **0.46** | 0.47 | 0.19 | 0.10 | 0.11 | 0.33 | 0.17 | 0.18 | 0.22 | 0.22 |
| Return on average assets | **0.59** | 0.53 | 0.34 | 1.22 | 0.79 | 0.54 | 0.69 | 0.72 | 0.74 | 0.65 |
| Return on average risk-weighted assets (%) (2) | **2.02** | 1.74 | 1.10 | 3.89 | 2.38 | 1.51 | 1.86 | 1.97 | 1.98 | 1.71 |
| Average assets ($ millions) | **1,480,561** | 1,369,415 | 1,299,524 | 1,106,512 | 981,140 | 942,450 | 833,252 | 754,295 | 722,626 | 707,122 |
| **Capital Measures** (%) (2) | | | | | | | | | | |
| Common Equity Tier 1 Ratio | **13.3** | 13.6 | 12.5 | 16.7 | 13.7 | 11.9 | 11.4 | 11.3 | 11.4 | 10.1 |
| Tier 1 Capital Ratio | **15.0** | 15.4 | 14.1 | 18.4 | 15.4 | 13.6 | 13.0 | 12.9 | 13.0 | 11.6 |
| Total Capital Ratio | **17.3** | 17.6 | 16.2 | 20.7 | 17.6 | 16.2 | 15.2 | 15.2 | 15.1 | 13.6 |
| Leverage Ratio | **4.3** | 4.4 | 4.2 | 5.6 | 5.1 | 4.8 | 4.3 | 4.2 | 4.4 | 4.2 |
| **Other Statistical Information** | | | | | | | | | | |
| Number of employees | **53,234** | 53,597 | 55,767 | 46,722 | 43,863 | 43,360 | 45,513 | 45,454 | 45,200 | 45,234 |
| Number of bank branches | **1,832** | 1,861 | 1,890 | 1,383 | 1,405 | 1,409 | 1,456 | 1,483 | 1,503 | 1,522 |
| Number of automated teller machines | **5,710** | 5,766 | 5,765 | 4,717 | 4,851 | 4,820 | 4,967 | 4,828 | 4,731 | 4,599 |

BMO adopted IFRS 9 *Financial Instruments* (IFRS 9) in 2018 and IFRS 16 *Leases* (IFRS 16) in 2020 prospectively, with no changes to prior periods. In 2019, BMO adopted IFRS 15 *Revenue from Contracts with Customers* (IFRS 15) and elected to reclassify 2017 and 2018 amounts. Effective 2024, BMO adopted IFRS 17 *Insurance Contracts* (IFRS 17). BMO also voluntarily changed our accounting policy for the measurement of investment properties under IAS 40 *Investment Properties* (IAS 40), from cost to fair value upon IFRS 17 transition and our accounting policy for securities transactions from settlement date to trade date. These changes were retrospectively applied to fiscal 2023 results.

(2) Capital ratios and risk-weighted assets are disclosed in accordance with the CAR Guideline, as set out by OSFI, as applicable.

Certain comparative figures have been reclassified to conform with the current year's presentation.

**Supplemental Information**

# Average Assets, Liabilities and Interest Rates

**TABLE 62**

| ($ millions, except as noted)<br>For the year ended October 31 | 2025<br>Average balances | 2025<br>Average interest rate (%) | 2025<br>Interest income/ expense | 2024<br>Average balances | 2024<br>Average interest rate (%) | 2024<br>Interest income/ expense |
|---|---|---|---|---|---|---|
| **Assets** | | | | | | |
| **Canadian Dollar** | | | | | | |
| Interest bearing deposits with banks and other interest bearing assets (1) | 48,337 | 0.94 | 456 | 33,804 | 3.87 | 1,307 |
| Securities | 123,179 | 3.41 | 4,201 | 105,225 | 4.32 | 4,546 |
| Securities borrowed or purchased under resale agreements | 37,092 | 4.02 | 1,489 | 35,340 | 5.62 | 1,988 |
| Loans | | | | | | |
| Residential mortgages | 160,203 | 4.12 | 6,594 | 152,790 | 4.46 | 6,816 |
| Consumer instalment and other personal | 68,517 | 5.42 | 3,714 | 68,681 | 6.20 | 4,256 |
| Credit cards | 11,558 | 16.15 | 1,867 | 11,225 | 15.44 | 1,733 |
| Business and government | 137,223 | 5.22 | 7,169 | 127,928 | 5.54 | 7,090 |
| Total loans | 377,501 | 5.12 | 19,344 | 360,624 | 5.52 | 19,895 |
| Total Canadian dollar | 586,109 | 4.35 | 25,490 | 534,993 | 5.18 | 27,736 |
| **U.S. Dollar and Other Currencies** | | | | | | |
| Interest bearing deposits with banks and other interest bearing assets (1) | 38,175 | 7.41 | 2,828 | 57,512 | 5.60 | 3,221 |
| Securities | 296,246 | 3.94 | 11,661 | 268,401 | 3.91 | 10,492 |
| Securities borrowed or purchased under resale agreements | 82,542 | 5.55 | 4,583 | 80,168 | 6.06 | 4,855 |
| Loans | | | | | | |
| Residential mortgages | 33,226 | 5.01 | 1,663 | 28,485 | 4.90 | 1,395 |
| Consumer instalment and other personal | 23,097 | 7.31 | 1,688 | 23,931 | 6.73 | 1,611 |
| Credit cards | 1,334 | 13.67 | 182 | 1,509 | 12.23 | 185 |
| Business and government | 244,343 | 6.32 | 15,442 | 240,831 | 6.85 | 16,490 |
| Total loans | 302,000 | 6.28 | 18,975 | 294,756 | 6.68 | 19,681 |
| Total U.S. dollar and other currencies | 718,963 | 5.29 | 38,047 | 700,837 | 5.46 | 38,249 |
| Other non-interest bearing assets | 175,489 | – | – | 133,585 | – | – |
| **Total All Currencies** | | | | | | |
| Total assets and interest income | 1,480,561 | 4.29 | 63,537 | 1,369,415 | 4.82 | 65,985 |
| **Liabilities** | | | | | | |
| **Canadian Dollar** | | | | | | |
| Deposits | | | | | | |
| Banks | 4,314 | 1.44 | 62 | 4,362 | 2.47 | 108 |
| Business and government | 213,652 | 2.86 | 6,107 | 199,249 | 3.94 | 7,846 |
| Individuals | 186,717 | 2.16 | 4,035 | 181,924 | 2.72 | 4,950 |
| Total deposits | 404,683 | 2.52 | 10,204 | 385,535 | 3.35 | 12,904 |
| Securities sold but not yet purchased and securities lent or sold under repurchase agreements | 47,920 | 4.23 | 2,028 | 43,159 | 5.03 | 2,171 |
| Subordinated debt and other interest bearing liabilities | 27,288 | 3.18 | 869 | 26,076 | 3.83 | 999 |
| Total Canadian dollar | 479,891 | 2.73 | 13,101 | 454,770 | 3.53 | 16,074 |
| **U.S. Dollar and Other Currencies** | | | | | | |
| Deposits | | | | | | |
| Banks | 28,356 | 4.29 | 1,217 | 27,243 | 5.12 | 1,395 |
| Business and government | 415,530 | 3.51 | 14,589 | 399,499 | 4.17 | 16,661 |
| Individuals | 139,241 | 2.33 | 3,245 | 136,679 | 2.65 | 3,620 |
| Total deposits | 583,127 | 3.27 | 19,051 | 563,421 | 3.85 | 21,676 |
| Securities sold but not yet purchased and securities lent or sold under repurchase agreements | 135,530 | 5.19 | 7,036 | 118,474 | 5.69 | 6,736 |
| Subordinated debt and other interest bearing liabilities | 42,356 | 6.76 | 2,862 | 34,188 | 5.94 | 2,031 |
| Total U.S. dollar and other currencies | 761,013 | 3.80 | 28,949 | 716,083 | 4.25 | 30,443 |
| Other non-interest bearing liabilities | 153,366 | – | – | 119,016 | – | – |
| **Total All Currencies** | | | | | | |
| Total liabilities and interest expense | 1,394,270 | 3.02 | 42,050 | 1,289,869 | 3.61 | 46,517 |
| Shareholders' equity | 86,251 | – | – | 79,516 | – | – |
| Non-controlling interest in subsidiaries | 40 | – | – | 30 | – | – |
| **Total Liabilities, Equity and Interest Expense** | 1,480,561 | 2.84 | 42,050 | 1,369,415 | 3.40 | 46,517 |
| **Net interest margin** | | | | | | |
| – based on earning assets | – | 1.65 | – | – | 1.58 | – |
| – based on total assets | – | 1.45 | – | – | 1.42 | – |
| **Net interest income** | – | – | 21,487 | – | – | 19,468 |

(1) Includes cheques and other items in transit, which represent the net position of the uncleared cheques and other items in transit between BMO and other banks.

Certain comparative figures have been reclassified to conform with the current year's presentation.

# Volume/Rate Analysis of Changes in Net Interest Income

**TABLE 63**

| | 2025/2024 | | |
|---|---|---|---|
| | **Increase (decrease) due to change in** | | |
| ($ millions)<br>For the year ended October 31 | **Average<br>balance** | **Average<br>rate** | **Total** |
| **Assets** | | | |
| **Canadian Dollar** | | | |
| Interest bearing deposits with banks and other interest bearing assets | 562 | (1,413) | (851) |
| Securities | 775 | (1,120) | (345) |
| Securities borrowed or purchased under resale agreements | 99 | (598) | (499) |
| Loans | | | |
|    Residential mortgages | 331 | (553) | (222) |
|    Consumer instalment and other personal | (10) | (532) | (542) |
|    Credit cards | 51 | 83 | 134 |
|    Business and government | 515 | (436) | 79 |
|    Total loans | 887 | (1,438) | (551) |
| Change in Canadian dollar interest income | 2,323 | (4,569) | (2,246) |
| **U.S. Dollar and Other Currencies** | | | |
| Interest bearing deposits with banks and other interest bearing assets | (1,084) | 691 | (393) |
| Securities | 1,090 | 79 | 1,169 |
| Securities borrowed or purchased under resale agreements | 144 | (416) | (272) |
| Loans | | | |
|    Residential mortgages | 232 | 36 | 268 |
|    Consumer instalment and other personal | (56) | 133 | 77 |
|    Credit cards | (21) | 18 | (3) |
|    Business and government | 240 | (1,288) | (1,048) |
|    Total loans | 395 | (1,101) | (706) |
| Change in U.S. dollar and other currencies interest income | 545 | (747) | (202) |
| **Total All Currencies** | | | |
| Change in total interest income (a) | 2,868 | (5,316) | (2,448) |
| **Liabilities** | | | |
| **Canadian Dollar** | | | |
| Deposits | | | |
|    Banks | (2) | (44) | (46) |
|    Business and government | 567 | (2,306) | (1,739) |
|    Individuals | 130 | (1,045) | (915) |
|    Total deposits | 695 | (3,395) | (2,700) |
| Securities sold but not yet purchased and securities lent or sold<br>   under repurchase agreements | 239 | (382) | (143) |
| Subordinated debt and other interest bearing liabilities | 47 | (177) | (130) |
| Change in Canadian dollar interest expense | 981 | (3,954) | (2,973) |
| **U.S. Dollar and Other Currencies** | | | |
| Deposits | | | |
|    Banks | 57 | (235) | (178) |
|    Business and government | 670 | (2,742) | (2,072) |
|    Individuals | 68 | (443) | (375) |
|    Total deposits | 795 | (3,420) | (2,625) |
| Securities sold but not yet purchased and securities lent or sold<br>   under repurchase agreements | 969 | (669) | 300 |
| Subordinated debt and other interest bearing liabilities | 485 | 346 | 831 |
| Change in U.S. dollar and other currencies interest expense | 2,249 | (3,743) | (1,494) |
| **Total All Currencies** | | | |
| Change in total interest expense (b) | 3,230 | (7,697) | (4,467) |
| Change in total net interest income (a – b) | (362) | 2,381 | 2,019 |

**Supplemental Information**

# Net Loans and Acceptances [1][2]

**TABLE 64**

| ($ millions) | Canada | | United States | | Other countries | | Total | |
|---|---|---|---|---|---|---|---|---|
| As at October 31 | **2025** | 2024 | **2025** | 2024 | **2025** | 2024 | **2025** | 2024 |
| **Consumer** | | | | | | | | |
| Residential mortgages | **162,328** | 158,902 | **33,693** | 32,168 | **–** | – | **196,021** | 191,070 |
| Consumer instalment and other personal | **69,721** | 69,557 | **22,860** | 22,962 | **–** | – | **92,581** | 92,519 |
| Credit cards | **11,528** | 12,271 | **1,121** | 1,341 | **–** | – | **12,649** | 13,612 |
| Total consumer | **243,577** | 240,730 | **57,674** | 56,471 | **–** | – | **301,251** | 297,201 |
| **Business and government** | | | | | | | | |
| Commercial real estate | **44,061** | 41,317 | **32,829** | 34,032 | **29** | 3 | **76,919** | 75,352 |
| Construction (non-real estate) | **2,950** | 2,712 | **4,790** | 4,402 | **–** | 82 | **7,740** | 7,196 |
| Retail trade | **17,429** | 17,682 | **13,485** | 15,555 | **61** | 58 | **30,975** | 33,295 |
| Wholesale trade | **7,006** | 6,968 | **17,969** | 18,470 | **94** | 51 | **25,069** | 25,489 |
| Agriculture | **14,003** | 13,449 | **4,328** | 5,031 | **–** | – | **18,331** | 18,480 |
| Communications | **806** | 817 | **376** | 559 | **–** | – | **1,182** | 1,376 |
| Financing products | **12** | – | **10,750** | 7,070 | **–** | – | **10,762** | 7,070 |
| Manufacturing | **8,551** | 7,949 | **28,575** | 30,678 | **1,921** | 1,593 | **39,047** | 40,220 |
| Mining | **1,139** | 1,015 | **196** | 433 | **2,118** | 1,876 | **3,453** | 3,324 |
| Oil and gas | **2,884** | 2,345 | **400** | 860 | **263** | 261 | **3,547** | 3,466 |
| Transportation | **3,978** | 4,594 | **8,850** | 9,936 | **87** | 16 | **12,915** | 14,546 |
| Utilities | **3,086** | 7,031 | **3,853** | 3,365 | **407** | 589 | **7,346** | 10,985 |
| Forest products | **616** | 708 | **558** | 648 | **3** | – | **1,177** | 1,356 |
| Service industries | **28,809** | 27,695 | **33,533** | 36,052 | **310** | 386 | **62,652** | 64,133 |
| Financial | **14,035** | 11,965 | **53,700** | 52,757 | **6,104** | 7,076 | **73,839** | 71,798 |
| Government | **1,963** | 1,870 | **308** | 341 | **283** | 459 | **2,554** | 2,670 |
| Other | **2,649** | 3,232 | **512** | 873 | **28** | 16 | **3,189** | 4,121 |
| Total business and government | **153,977** | 151,349 | **215,012** | 221,062 | **11,708** | 12,466 | **380,697** | 384,877 |
| Total loans and acceptances, net of allowance for credit losses on impaired loans | **397,554** | 392,079 | **272,686** | 277,533 | **11,708** | 12,466 | **681,948** | 682,078 |
| Allowance for credit losses on performing loans | **(1,842)** | (1,531) | **(2,203)** | (2,141) | **(31)** | (31) | **(4,076)** | (3,703) |
| Total net loans and acceptances | **395,712** | 390,548 | **270,483** | 275,392 | **11,677** | 12,435 | **677,872** | 678,375 |

(1) Segmented credit information by geographic area is based upon the country of ultimate risk.
(2) Consumer and Business and government Net Loans and Acceptances balances are net of allowance for credit losses on impaired loans only.

# Net Loans and Acceptances – Canada by Province [1]

**TABLE 65**

| ($ millions) | | |
|---|---|---|
| As at October 31 | **2025** | 2024 |
| **Net Loans and Acceptances in Canada by Province** | | |
| Atlantic provinces | **20,314** | 19,431 |
| Quebec | **56,654** | 57,974 |
| Ontario | **184,771** | 177,878 |
| Prairie provinces | **57,866** | 60,975 |
| British Columbia and territories | **76,107** | 74,290 |
| Total net loans and acceptances in Canada | **395,712** | 390,548 |

(1) Segmented credit information by geographic area is based upon the country of ultimate risk.

# Gross Impaired Loans [1]

TABLE 66

| ($ millions, except as noted) | Canada | | United States | | Other countries | | Total | |
|---|---|---|---|---|---|---|---|---|
| As at October 31 | **2025** | 2024 | **2025** | 2024 | **2025** | 2024 | **2025** | 2024 |
| **Consumer** | | | | | | | | |
| Residential mortgages | **693** | 444 | **210** | 213 | **–** | – | **903** | 657 |
| Consumer instalment and other personal | **449** | 369 | **178** | 208 | **–** | – | **627** | 577 |
| Total consumer | **1,142** | 813 | **388** | 421 | **–** | – | **1,530** | 1,234 |
| **Business and government** | | | | | | | | |
| Commercial real estate | **541** | 270 | **450** | 463 | **–** | – | **991** | 733 |
| Construction (non-real estate) | **134** | 82 | **106** | 162 | **–** | – | **240** | 244 |
| Retail trade | **351** | 269 | **153** | 239 | **–** | – | **504** | 508 |
| Wholesale trade | **142** | 75 | **130** | 294 | **–** | – | **272** | 369 |
| Agriculture | **303** | 84 | **111** | 85 | **–** | – | **414** | 169 |
| Communications | **9** | 7 | **39** | 2 | **–** | – | **48** | 9 |
| Financing products | **–** | – | **2** | – | **–** | – | **2** | – |
| Manufacturing | **185** | 155 | **974** | 635 | **–** | – | **1,159** | 790 |
| Mining | **13** | 15 | **2** | 1 | **–** | – | **15** | 16 |
| Oil and gas | **1** | 1 | **–** | 2 | **–** | – | **1** | 3 |
| Transportation | **187** | 246 | **398** | 218 | **–** | – | **585** | 464 |
| Utilities | **1** | 2 | **2** | 3 | **–** | – | **3** | 5 |
| Forest products | **7** | 4 | **–** | 1 | **–** | – | **7** | 5 |
| Service industries | **465** | 410 | **742** | 760 | **1** | 3 | **1,208** | 1,173 |
| Financial | **6** | 4 | **15** | 22 | **–** | – | **21** | 26 |
| Government | **21** | – | **–** | – | **–** | – | **21** | – |
| Other | **42** | 76 | **28** | 19 | **–** | – | **70** | 95 |
| Total business and government | **2,408** | 1,700 | **3,152** | 2,906 | **1** | 3 | **5,561** | 4,609 |
| Total gross impaired loans and acceptances (GIL) | **3,550** | 2,513 | **3,540** | 3,327 | **1** | 3 | **7,091** | 5,843 |
| **Condition Ratios** | | | | | | | | |
| GIL as a % of gross loans and acceptances | | | | | | | | |
| Consumer | **0.47** | 0.34 | **0.67** | 0.75 | **–** | – | **0.51** | 0.41 |
| Business and government | **1.56** | 1.12 | **1.46** | 1.31 | **0.01** | 0.02 | **1.46** | 1.20 |
| Total | **0.89** | 0.64 | **1.30** | 1.20 | **0.01** | 0.02 | **1.04** | 0.86 |

(1) Segmented credit information by geographic area is based upon the country of ultimate risk.

# Changes in Gross Impaired Loans [1]

TABLE 67

| ($ millions, except as noted) | Canada | | United States | | Other countries | | Total | |
|---|---|---|---|---|---|---|---|---|
| As at October 31 | **2025** | 2024 | **2025** | 2024 | **2025** | 2024 | **2025** | 2024 |
| **Gross impaired loans and acceptances (GIL), beginning of year** | | | | | | | | |
| Consumer | **813** | 539 | **421** | 434 | **–** | – | **1,234** | 973 |
| Business and government | **1,700** | 1,090 | **2,906** | 1,897 | **3** | – | **4,609** | 2,987 |
| Total GIL, beginning of year | **2,513** | 1,629 | **3,327** | 2,331 | **3** | – | **5,843** | 3,960 |
| Additions to impaired loans and acceptances | | | | | | | | |
| Consumer | **1,809** | 1,355 | **285** | 351 | **–** | – | **2,094** | 1,706 |
| Business and government | **2,095** | 1,491 | **3,586** | 4,219 | **–** | 3 | **5,681** | 5,713 |
| Total additions | **3,904** | 2,846 | **3,871** | 4,570 | **–** | 3 | **7,775** | 7,419 |
| Reductions to impaired loans and acceptances [2] | | | | | | | | |
| Consumer | **(955)** | (649) | **(141)** | (168) | **–** | – | **(1,096)** | (817) |
| Business and government | **(896)** | (480) | **(2,484)** | (1,810) | **18** | 1 | **(3,362)** | (2,289) |
| Total reductions to impaired loans and acceptances | **(1,851)** | (1,129) | **(2,625)** | (1,978) | **18** | 1 | **(4,458)** | (3,106) |
| Write-offs [3] | | | | | | | | |
| Consumer | **(525)** | (432) | **(177)** | (196) | **–** | – | **(702)** | (628) |
| Business and government | **(491)** | (401) | **(856)** | (1,400) | **(20)** | (1) | **(1,367)** | (1,802) |
| Total write-offs | **(1,016)** | (833) | **(1,033)** | (1,596) | **(20)** | (1) | **(2,069)** | (2,430) |
| **GIL, end of year** | | | | | | | | |
| Consumer | **1,142** | 813 | **388** | 421 | **–** | – | **1,530** | 1,234 |
| Business and government | **2,408** | 1,700 | **3,152** | 2,906 | **1** | 3 | **5,561** | 4,609 |
| Total GIL, end of year | **3,550** | 2,513 | **3,540** | 3,327 | **1** | 3 | **7,091** | 5,843 |

(1) Segmented credit information by geographic area is based upon the country of ultimate risk.
(2) Includes impaired amounts returned to performing status, sales, repayments, the impact of foreign exchange fluctuations and offsets for consumer write-offs which have not been recognized in formations.
(3) Excludes certain loans that are written off directly and not classified as new formations.

Supplemental Information

## Total Allowance for Credit Losses [1]

**TABLE 68**

| ($ millions, except as noted) | Canada | | United States | | Other countries | | Total | |
|---|---|---|---|---|---|---|---|---|
| As at October 31 | **2025** | 2024 | **2025** | 2024 | **2025** | 2024 | **2025** | 2024 |
| **Consumer** | | | | | | | | |
| Residential mortgages | **12** | 8 | **–** | 2 | **–** | – | **12** | 10 |
| Consumer instalment and other personal | **143** | 136 | **17** | 32 | **–** | – | **160** | 168 |
| Total consumer | **155** | 144 | **17** | 34 | **–** | – | **172** | 178 |
| **Business and government** | | | | | | | | |
| Commercial real estate | **57** | 24 | **11** | 15 | **–** | – | **68** | 39 |
| Construction (non-real estate) | **52** | 33 | **23** | 11 | **–** | – | **75** | 44 |
| Retail trade | **85** | 28 | **14** | 18 | **–** | – | **99** | 46 |
| Wholesale trade | **32** | 24 | **24** | 14 | **–** | – | **56** | 38 |
| Agriculture | **17** | 2 | **10** | 5 | **–** | – | **27** | 7 |
| Communications | **3** | 1 | **14** | 1 | **–** | – | **17** | 2 |
| Financing products | **–** | – | **–** | – | **–** | – | **–** | – |
| Manufacturing | **61** | 48 | **121** | 44 | **–** | – | **182** | 92 |
| Mining | **1** | – | **–** | – | **–** | – | **1** | – |
| Oil and gas | **1** | 1 | **–** | 1 | **–** | – | **1** | 2 |
| Transportation | **42** | 46 | **29** | 22 | **–** | – | **71** | 68 |
| Utilities | **1** | 2 | **–** | – | **–** | – | **1** | 2 |
| Forest products | **4** | 3 | **–** | – | **–** | – | **4** | 3 |
| Service industries | **141** | 93 | **47** | 17 | **–** | – | **188** | 110 |
| Financial | **2** | 2 | **1** | – | **–** | – | **3** | 2 |
| Government | **–** | – | **–** | – | **–** | – | **–** | – |
| Other | **9** | 10 | **–** | 10 | **–** | – | **9** | 20 |
| Total business and government | **508** | 317 | **294** | 158 | **–** | – | **802** | 475 |
| Total allowance for credit losses on impaired loans | **663** | 461 | **311** | 192 | **–** | – | **974** | 653 |
| Total allowance for credit losses on performing loans | **1,842** | 1,531 | **2,203** | 2,141 | **31** | 31 | **4,076** | 3,703 |
| Total allowance for credit losses on loans | **2,505** | 1,992 | **2,514** | 2,333 | **31** | 31 | **5,050** | 4,356 |
| Allowance for credit losses related to off-balance sheet instruments [2] | **253** | 193 | **378** | 318 | **58** | 69 | **689** | 580 |
| Total allowance for credit losses | **2,758** | 2,185 | **2,892** | 2,651 | **89** | 100 | **5,739** | 4,936 |
| **Coverage Ratios** | | | | | | | | |
| Allowance for credit losses (ACL) on impaired loans as a % of gross impaired loans and acceptances | | | | | | | | |
| Consumer | **13.57** | 17.71 | **4.38** | 8.08 | **–** | – | **11.24** | 14.42 |
| Business and government | **21.10** | 18.65 | **9.33** | 5.44 | **–** | – | **14.42** | 10.31 |
| Total | **18.68** | 18.34 | **8.79** | 5.77 | **–** | – | **13.74** | 11.18 |

(1) Segmented credit information by geographic area is based upon the country of ultimate risk.
(2) Reported in Other Liabilities.

## Changes in Allowance for Credit Losses [1]

**TABLE 69**

| ($ millions, except as noted) | Canada | | United States | | Other countries | | Total | |
|---|---|---|---|---|---|---|---|---|
| As at October 31 | **2025** | 2024 | **2025** | 2024 | **2025** | 2024 | **2025** | 2024 |
| **Allowance for credit losses (ACL), beginning of year** | | | | | | | | |
| Consumer | **1,365** | 1,074 | **444** | 462 | **–** | – | **1,809** | 1,536 |
| Business and government | **820** | 824 | **2,207** | 1,885 | **100** | 22 | **3,127** | 2,731 |
| Total ACL, beginning of year | **2,185** | 1,898 | **2,651** | 2,347 | **100** | 22 | **4,936** | 4,267 |
| Provision for credit losses [2] | | | | | | | | |
| Consumer | **1,426** | 1,225 | **181** | 258 | **–** | – | **1,607** | 1,483 |
| Business and government | **950** | 407 | **1,054** | 1,778 | **7** | 83 | **2,011** | 2,268 |
| Total provision for credit losses | **2,376** | 1,632 | **1,235** | 2,036 | **7** | 83 | **3,618** | 3,751 |
| Recoveries | | | | | | | | |
| Consumer | **259** | 230 | **110** | 143 | **–** | – | **369** | 373 |
| Business and government | **52** | 106 | **262** | 88 | **–** | – | **314** | 194 |
| Total recoveries | **311** | 336 | **372** | 231 | **–** | – | **683** | 567 |
| Write-offs | | | | | | | | |
| Consumer | **(1,308)** | (1,032) | **(297)** | (316) | **–** | – | **(1,605)** | (1,348) |
| Business and government | **(491)** | (401) | **(856)** | (1,400) | **(20)** | (1) | **(1,367)** | (1,802) |
| Total write-offs | **(1,799)** | (1,433) | **(1,153)** | (1,716) | **(20)** | (1) | **(2,972)** | (3,150) |
| Other, including foreign exchange rate changes | | | | | | | | |
| Consumer | **(180)** | (132) | **(47)** | (103) | **–** | – | **(227)** | (235) |
| Business and government | **(135)** | (116) | **(166)** | (144) | **2** | (4) | **(299)** | (264) |
| Total other, including foreign exchange rate changes | **(315)** | (248) | **(213)** | (247) | **2** | (4) | **(526)** | (499) |
| **ACL, end of year** | | | | | | | | |
| Consumer | **1,562** | 1,365 | **391** | 444 | **–** | – | **1,953** | 1,809 |
| Business and government | **1,196** | 820 | **2,501** | 2,207 | **89** | 100 | **3,786** | 3,127 |
| Total ACL, end of year | **2,758** | 2,185 | **2,892** | 2,651 | **89** | 100 | **5,739** | 4,936 |
| Net write-offs as a % of average net loans and acceptances [3] | **0.38** | 0.29 | **0.28** | 0.54 | **0.17** | 0.01 | **0.34** | 0.39 |

(1) Segmented credit information by geographic area is based upon the country of ultimate risk.
(2) Excludes provision for credit losses on other assets.
(3) Aggregate Net Loans and Acceptances balances are net of allowance for credit losses on performing loans and impaired loans (excluding those related to off-balance sheet instruments).

# Provision for Credit Losses [1]

## TABLE 70

| ($ millions) | Canada | | United States | | Other countries | | Total | |
|---|---|---|---|---|---|---|---|---|
| For the year ended October 31 | **2025** | 2024 | **2025** | 2024 | **2025** | 2024 | **2025** | 2024 |
| **Consumer** | | | | | | | | |
| Residential mortgages | **59** | 38 | **1** | 10 | **–** | – | **60** | 48 |
| Consumer instalment and other personal | **498** | 420 | **96** | 80 | **–** | – | **594** | 500 |
| Credit cards | **682** | 496 | **90** | 108 | **–** | – | **772** | 604 |
| Total consumer | **1,239** | 954 | **187** | 198 | **–** | – | **1,426** | 1,152 |
| **Business and Government** | | | | | | | | |
| Commercial real estate | **76** | 29 | **37** | 143 | **–** | – | **113** | 172 |
| Construction (non-real estate) | **56** | 16 | **55** | 49 | **–** | – | **111** | 65 |
| Retail trade | **135** | (4) | **107** | 106 | **–** | – | **242** | 102 |
| Wholesale trade | **71** | 23 | **65** | 229 | **–** | – | **136** | 252 |
| Agriculture | **21** | 8 | **(6)** | 8 | **–** | – | **15** | 16 |
| Communications | **2** | 6 | **21** | 2 | **–** | – | **23** | 8 |
| Financing products | **–** | – | **–** | – | **–** | – | **–** | – |
| Manufacturing | **129** | 50 | **270** | 315 | **–** | – | **399** | 365 |
| Mining | **1** | 37 | **–** | – | **–** | – | **1** | 37 |
| Oil and gas | **–** | 1 | **(2)** | (7) | **–** | – | **(2)** | (6) |
| Transportation | **62** | 71 | **134** | 188 | **–** | – | **196** | 259 |
| Utilities | **–** | – | **–** | 1 | **–** | – | **–** | 1 |
| Forest products | **2** | 1 | **–** | – | **–** | – | **2** | 1 |
| Service industries | **139** | 95 | **236** | 354 | **–** | 1 | **375** | 450 |
| Financial | **4** | 1 | **7** | 63 | **4** | 62 | **15** | 126 |
| Government | **1** | – | **–** | – | **–** | – | **1** | – |
| Other | **68** | 53 | **26** | 13 | **–** | – | **94** | 66 |
| Total business and government | **767** | 387 | **950** | 1,464 | **4** | 63 | **1,721** | 1,914 |
| Total provision for credit losses on impaired loans | **2,006** | 1,341 | **1,137** | 1,662 | **4** | 63 | **3,147** | 3,066 |
| Provision for credit losses on performing loans | **366** | 296 | **100** | 378 | **4** | 21 | **470** | 695 |
| Total provision for credit losses | **2,372** | 1,637 | **1,237** | 2,040 | **8** | 84 | **3,617** | 3,761 |
| **Performance Ratios** (%) | | | | | | | | |
| Total PCL-to-average net loans and acceptances | **0.60** | 0.44 | **0.45** | 0.75 | **0.07** | 0.73 | **0.53** | 0.57 |
| PCL on impaired loans-to-average net loans and acceptances | | | | | | | | |
| Consumer | **0.52** | 0.41 | **0.33** | 0.36 | **–** | – | **0.48** | 0.40 |
| Business and government | **0.50** | 0.27 | **0.44** | 0.67 | **0.03** | 0.55 | **0.45** | 0.51 |
| Total PCL on impaired loans-to-average net loans and acceptances | **0.51** | 0.36 | **0.41** | 0.61 | **0.03** | 0.55 | **0.46** | 0.47 |

(1) Segmented credit information by geographic area is based upon the country of ultimate risk.

# Average Deposits [1][2]

## TABLE 71

| ($ millions, except as noted) | 2025 | | 2024 | |
|---|---|---|---|---|
| | **Average balance** | **Average rate paid (%)** | Average balance | Average rate paid (%) |
| **Deposits Booked in Canada** | | | | |
| Payable on demand – interest bearing | **73,504** | **3.19** | 62,464 | 4.58 |
| Payable on demand – non-interest bearing | **67,292** | **–** | 64,555 | – |
| Payable after notice | **157,775** | **2.50** | 135,487 | 3.59 |
| Payable on a fixed date | **322,715** | **3.89** | 329,317 | 4.55 |
| Total deposits booked in Canada | **621,286** | **3.03** | 591,823 | 3.84 |
| **Deposits Booked in the United States** | | | | |
| Payable on demand – interest bearing | **10,261** | **3.98** | 10,577 | 5.00 |
| Payable on demand – non-interest bearing | **10,640** | **–** | 10,244 | – |
| Payable after notice | **204,155** | **1.98** | 195,017 | 2.19 |
| Payable on a fixed date | **87,247** | **4.27** | 93,339 | 4.97 |
| Total deposits booked in the United States | **312,303** | **2.61** | 309,177 | 3.05 |
| **Deposits Booked in Other Countries** | | | | |
| Payable on demand – interest bearing | **66** | **3.10** | 106 | 2.64 |
| Payable on demand – non-interest bearing | **2** | **–** | 6 | – |
| Payable after notice | **1,966** | **4.34** | 2,202 | 5.20 |
| Payable on a fixed date | **52,187** | **4.15** | 45,642 | 5.07 |
| Total deposits booked in other countries | **54,221** | **4.15** | 47,956 | 5.07 |
| **Total average deposits** | **987,810** | **2.96** | 948,956 | 3.64 |

(1) As at October 31, 2025 and 2024: deposits by foreign depositors in our Canadian bank offices amounted to $121,150 million and $123,141 million, respectively.
(2) Average deposits payable on a fixed date included $24 million, $45,361 million and $19,042 million of federal funds purchased, commercial paper issued and other deposit liabilities, respectively, as at October 31, 2025 ($26 million, $44,501 million and $18,427 million, respectively, as at October 31, 2024).

# Glossary of Financial Terms

**Adjusted Earnings and Measures** are non-GAAP and exclude certain specified items from revenue, non-interest expense, provision for credit losses and income taxes that may not reflect ongoing business performance. Management considers both reported and adjusted results to be useful in assessing underlying ongoing performance, as set out in the Non-GAAP and Other Financial Measures section.

**Allowance for Credit Losses** represents an amount deemed appropriate by management to absorb credit-related losses on loans and acceptances and other credit instruments, in accordance with applicable accounting standards.

**Allowance on Impaired Loans** is maintained to reduce the carrying value of individually identified impaired loans to the expected recoverable amount.

**Allowance on Performing Loans** is maintained to cover impairment in the existing portfolio for loans that have not yet been individually identified as impaired.

**Allowance on Performing Loans Ratio** is calculated as the allowance for credit losses on performing loans as a percentage of gross performing loans and acceptances.

**Allowance for Credit Losses Ratio** is calculated as the allowance for credit losses on impaired loans as a percentage of gross impaired loans and acceptances.

**Assets under Administration (AUA)** refers to the assets administered by the bank, including assets under custody, that are beneficially owned by clients and therefore not reported on the bank's consolidated balance sheet. BMO provides administrative services for these assets, including safekeeping, recordkeeping, income collection and distribution, and reporting.

**Assets under Management (AUM)** refers to the total market value of assets beneficially owned by clients and managed by the bank. Services provided in respect of AUM include the provision of investment advice and discretionary portfolio management. AUM is not reported on the bank's consolidated balance sheet.

**Asset-Backed Commercial Paper (ABCP)** is backed by assets such as trade receivables, and is generally used for short-term financing needs.

**Average Earning Assets** represents the daily average balance of deposits at central banks, deposits with other banks, securities borrowed or purchased under resale agreements, securities and loans over a period.

**Bankers' Acceptances (BAs)** are bills of exchange or negotiable instruments drawn by a borrower for payment at maturity and accepted by a bank. BAs constitute a guarantee of payment by the issuer's bank for a fee and can be traded in the money market.

**Basis Point** is one one-hundredth of a percentage point.

**Book Value per Share** represents common shareholders' equity divided by the number of common shares at the end of a period.

**Collateral** is assets pledged as security to secure loans or other obligations.

**Collateralized Mortgage Obligations (CMOs)** are debt securities with multiple tranches, issued by structured entities and collateralized by a pool of mortgages. Each tranche carries different terms, interest rates and risks.

**Common Equity Tier 1 (CET1) Capital** comprises common shareholders' equity, including applicable contractual service margin, less regulatory deductions for goodwill, intangible assets, pension assets, certain deferred tax assets and other items, which may include a portion of expected credit loss provisions or a shortfall in allowances or other specified items.

**Common Equity Tier 1 (CET1) Ratio** is calculated as CET1 Capital divided by risk-weighted assets. The CET1 Ratio is calculated in accordance with OSFI's Capital Adequacy Requirements (CAR) Guideline.

**Common Shareholders' Equity** is the most permanent form of capital. For regulatory capital purposes, common shareholders' equity comprises common shareholders' equity, net of capital deductions.

**Contractual Service Margin (CSM)** represents the unearned profit of a group of insurance contracts that we expect to recognize in the income statement as services are provided.

**Credit Valuation Adjustment (CVA)** represents fair value adjustments to capture counterparty credit risk in our derivative valuations.

**Derivatives** are contracts, requiring no or little initial investment, with a value that is derived from movements in underlying interest or foreign exchange rates, equity or commodity prices, or other indices. Derivatives are used to transfer, modify or reduce current or expected risks from changes in rates and prices.

**Dividend Payout Ratio** represents common share dividends as a percentage of net income available to common shareholders. It is calculated by dividing dividends per share by basic earnings per share.

**Dividend Yield** is calculated as dividends per common share divided by the closing share price.

**Earnings per Share (EPS)** is calculated by dividing net income available to common shareholders, after deducting preferred share dividends and distributions on other equity instruments, by the average number of common shares outstanding. Diluted EPS, which is BMO's basis for measuring performance, adjusts for possible conversions of financial instruments into common shares if those conversions would reduce EPS.

**Earnings Sensitivity** is a measure of the impact of potential changes in interest rates on the projected 12-month pre-tax net income from a portfolio of assets, liabilities and off-balance sheet positions in response to prescribed parallel interest rate movements, with interest rates floored at zero.

**Economic Capital** is an expression of the enterprise's capital demand requirement relative to its view of the economic risks in its underlying business activities. It represents management's estimate of the likely magnitude of economic losses that could occur should severely adverse situations arise. Economic capital is calculated for various types of risk, including credit, market (trading and non-trading), operational non-financial, business and insurance, based on a one-year time horizon using a defined confidence level.

**Economic Value Sensitivity** is a measure of the impact of potential changes in interest rates on the market value of a portfolio of assets, liabilities and off-balance sheet positions in response to prescribed parallel interest rate movements, with interest rates floored at zero.

**Effective Tax Rate** is a percentage calculated as provision for income taxes divided by income before provision for income taxes.

**Efficiency Ratio (or Expense-to-Revenue Ratio)** is a measure of productivity. It is a percentage calculated as non-interest expense divided by total revenue (on a taxable equivalent basis in the operating segments).

**Fair Value** is the amount of consideration that would be agreed upon in an arm's-length transaction between knowledgeable, willing parties, who are under no compulsion to act, in an orderly market transaction.

**Forwards and Futures** are contractual agreements to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a specified price and date in the future. Forwards are customized contracts transacted in the over-the-counter market. Futures are transacted in standardized amounts on regulated exchanges and are subject to daily cash margin requirements.

**Gross Impaired Loans and Acceptances (GIL)** is calculated as the credit impaired balance of loans and customers' liability under acceptances.

**Gross Impaired Loans and Acceptances (GIL) Ratio** is calculated as gross impaired loans and acceptances as a percentage of gross loans and acceptances.

**Guarantees and Standby Letters of Credit** represent our obligation to make payments to third parties on behalf of a customer if the customer is unable to make the required payments or meet other contractual requirements.

**Hedging** is a risk management technique used to neutralize, manage or offset interest rate, foreign currency, equity, commodity or credit risk exposures arising from normal banking activities.

**High-Quality Liquid Assets (HQLA)** are cash or assets that can be converted into cash with little or no loss in value to meet short-term liquidity needs.

**Impaired Loans** are loans for which there is no longer a reasonable assurance of the timely collection of principal or interest.

**Insurance Investment Results** represent net returns on insurance-related assets and the impact of the change in discount rates and financial assumptions on insurance contract liabilities.

**Insurance Service Results** represent insurance revenue, insurance service expenses and reinsurance results.

**Leverage Exposures (LE)** consist of on-balance sheet items and specified off-balance sheet items, net of specified adjustments.

**Leverage Ratio** is a Basel III regulatory measure calculated as Tier 1 Capital divided by LE, in accordance with OSFI's Capital Adequacy Requirements (CAR) Guideline.

**Liquidity and Funding Risk** is the potential for financial loss if the bank is unable to meet its financial commitments in a timely manner at reasonable prices as they come due. Financial commitments include liabilities to depositors and suppliers, as well as lending, investment and pledging commitments.

**Liquidity Coverage Ratio (LCR)** is a Basel III regulatory metric calculated as the ratio of high-quality liquid assets to total net stressed cash outflows over a thirty-day period under a stress scenario, in accordance with guidelines issued by OSFI.

**Market Risk** is the potential for financial loss as a result of the impact to capital and earnings from adverse changes in market variables that may affect the bank's trading, underwriting and banking book positions, such as interest rates, foreign exchange rates, credit spreads, equity and commodity prices and their implied volatilities.

**Mark-to-Market** represents the valuation of financial instruments at fair value as of the balance sheet date.

**Master Netting Agreements** are agreements between two parties designed to reduce the credit risk of multiple derivative transactions through the provision of a legal right to offset exposure in the event of default.

**Net Interest Income** comprises earnings on assets, such as loans and securities, including interest and certain dividend income, less interest expense paid on liabilities, such as deposits. Net interest income, excluding trading, is presented on a basis that excludes trading-related interest income.

**Net Interest Margin** is the ratio of net interest income to average earning assets, expressed as a percentage or in basis points. Net interest margin, excluding trading net interest income, and trading and insurance average assets is calculated in the same manner, excluding trading-related interest income, and trading and insurance earning assets.

**Net Stable Funding Ratio (NSFR)** is a regulatory liquidity measure that assesses the stability of a bank's funding profile in relation to the liquidity value of its assets, calculated in accordance with OSFI's Liquidity Adequacy Requirements (LAR) Guideline.

**Notional Amount** refers to the principal amount used to calculate interest and other payments under derivative contracts. The principal amount does not change hands under the terms of a derivative contract, except in the case of cross-currency swaps.

**Off-Balance Sheet Financial Instruments** comprise a variety of financial arrangements offered to clients, including credit derivatives, written put options, backstop liquidity facilities, standby letters of credit, performance guarantees, credit enhancements, commitments to extend credit, securities lending, documentary and commercial letters of credit, and other indemnifications.

**Office of the Superintendent of Financial Institutions (OSFI)** is the government agency responsible for regulating banks, insurance companies, trust companies, loan companies and pension plans in Canada.

**Operating Leverage** is the difference between the growth rates of revenue and non-interest expense.

**Options** are contractual agreements that convey to the purchaser the right but not the obligation to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a fixed future date or at any time within a fixed future period.

**Pre-Provision, Pre-Tax Earnings (PPPT)** is a non-GAAP measure, calculated as income before provision for income taxes and provision for (recovery of) credit losses. We use PPPT on both a reported and an adjusted basis to assess our ability to generate sustained earnings growth excluding credit losses, which are impacted by the cyclical nature of a credit cycle.

**Provision for Credit Losses (PCL)** is a charge to income that represents an amount deemed adequate by management to provide for impairment in a portfolio of loans and acceptances and other credit instruments, given the composition of the portfolio, the probability of default, the economic outlook and the allowance for credit losses already established. PCL can comprise both a provision for credit losses on impaired loans and a provision for credit losses on performing loans.

**Provision for Credit Losses (PCL) Ratio** is calculated as the annualized total provision for credit losses as a percentage of average net loans and acceptances.

**Provision for Credit Losses (PCL) Impaired Loans Ratio** is calculated as the annualized total provision for credit losses on impaired loans as a percentage of average net loans and acceptances.

**Provision for Credit Losses (PCL) Performing Loans Ratio** is calculated as the annualized provision for credit losses on performing loans as a percentage of average net loans and acceptances.

**Return on Assets (ROA)** is calculated as net income, as a percentage of average assets.

**Return on Equity or Return on Common Shareholders' Equity (ROE)** is calculated as net income, less preferred dividends and distributions on other equity instruments, as a percentage of average common shareholders' equity. Common shareholders' equity comprises common share capital, contributed surplus, accumulated other comprehensive income (loss) and retained earnings.

**Return on Tangible Common Equity (ROTCE)** is calculated as net income available to common shareholders, adjusted for the amortization of acquisition-related intangible assets and any impairments, as a percentage of average tangible common equity.

**Risk-Weighted Assets (RWA)** are on- and off-balance sheet exposures adjusted by a regulatory risk-weighted factor to a comparable risk level, in accordance with guidelines issued by OSFI.

**Securities Borrowed or Purchased under Resale Agreements** are low-cost, low-risk instruments, often supported by the pledge of cash collateral, which arise from transactions that involve the borrowing or purchasing of securities.

**Securities Lent or Sold under Repurchase Agreements** are low-cost, low-risk liabilities, often supported by cash collateral, which arise from transactions that involve the lending or selling of securities.

**Securitization** is the practice of selling pools of contractual debts, such as residential mortgages and credit card debt obligations, to third parties or trusts, which then typically issue a series of asset-backed securities to investors to fund the purchase of the contractual debts.

**Structured Entities (SEs)** include entities for which voting or similar rights are not the primary factor in determining control of the entity. BMO is required to consolidate a SE if it controls the entity by having power over the entity, exposure to variable returns as a result of its involvement and the ability to exercise power to affect the amount of those returns.

**Structural (Non-Trading) Market Risk** comprises interest rate risk arising from banking activities (loans and deposits) and foreign exchange risk arising from foreign currency operations and exposures.

**Swaps** are contractual agreements between two parties to exchange a series of cash flows based on notional amounts over a specified period.

**Tangible Common Equity** is calculated as common shareholders' equity, less goodwill and acquisition-related intangible assets, net of related deferred tax liabilities.

**Taxable Equivalent Basis (teb):** Operating segment revenue is presented on a taxable equivalent basis (teb). Net interest income, total revenue and provision for income taxes in Capital Markets and U.S. Banking are increased on tax-exempt securities to an equivalent pre-tax basis to facilitate comparisons of income between taxable and tax-exempt sources, and are reflected in the key metrics. The offset to operating segment teb adjustments is reflected in Corporate Services net interest income, revenue and provision for (recovery of) income taxes.

**Tier 1 Capital** comprises CET1 Capital and **Additional Tier 1 (AT1) Capital**. AT1 Capital consists of preferred shares, limited recourse capital notes, less regulatory deductions.

**Tier 2 Capital** comprises subordinated debentures and may include certain credit loss provisions, less regulatory deductions.

**Total Capital** comprises Tier 1 and Tier 2 Capital.

**Total Loss Absorbing Capacity (TLAC)** comprises Total Capital and senior unsecured debt subject to the Canadian Bail-In Regime, less regulatory deductions, in accordance with guidelines issued by OSFI.

**Total Loss Absorbing Capacity (TLAC) Ratio** is calculated as TLAC divided by risk-weighted assets.

**Total Loss Absorbing Capacity (TLAC) Leverage Ratio** is calculated as TLAC divided by leverage exposures.

**Total Shareholder Return (TSR)** represents the average annual total return earned on an investment in BMO common shares made at the beginning of the respective period. It includes the change in share price and assumes dividends received were reinvested in additional common shares.

**Trading-Related Revenue** comprises net interest income and non-interest revenue earned from on-balance sheet and off-balance sheet positions undertaken for trading purposes. The management of these positions typically includes marking them to market on a daily basis.

**Value-at-Risk (VaR)** measures the maximum loss likely to be experienced in the trading and underwriting portfolios, measured at a 99% confidence level over a one-day holding period. VaR is calculated for specific classes of risk in BMO's trading and underwriting activities related to interest rates, foreign exchange rates, credit spreads, equity and commodity prices and their implied volatilities.

# Statement of Management's Responsibility for Financial Information

Management of Bank of Montreal (the bank) is responsible for the preparation and presentation of the annual consolidated financial statements, Management's Discussion and Analysis (MD&A) and all other information in the Annual Report.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and meet the applicable requirements of the Canadian Securities Administrators (CSA) and the Securities and Exchange Commission (SEC) in the United States. The financial statements also comply with the provisions of the *Bank Act (Canada)* and related regulations, including interpretations of IFRS by our regulator, the Office of the Superintendent of Financial Institutions Canada. The MD&A has been prepared in accordance with the requirements of securities regulators, including National Instrument 51-102 *Continuous Disclosure Obligations* of the CSA.

The consolidated financial statements and information in the MD&A necessarily include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration given to materiality. In addition, in preparing the financial information we must interpret the requirements described above, make determinations as to the relevancy of information to be included, and make estimates and assumptions that affect reported information. The MD&A also includes information regarding the impact of current transactions and events, sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because events and circumstances in the future may not occur as expected.

The financial information presented in the bank's Annual Report is consistent with that in the consolidated financial statements.

In meeting our responsibility for the reliability and timeliness of financial information, we maintain and rely on a comprehensive system of internal controls, including organizational and procedural controls, disclosure controls and procedures, and internal control over financial reporting. Our system of internal controls includes written communication of our policies and procedures governing corporate conduct and risk management; comprehensive business planning; effective segregation of duties; delegation of authority and personal accountability; escalation of relevant information for decisions regarding public disclosure; careful selection and training of personnel; and accounting policies that we regularly update. Our internal controls are designed to provide reasonable assurance that transactions are authorized, assets are safeguarded and proper records are maintained, and that we are in compliance with all regulatory requirements. The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules, and by an internal audit staff, which conducts periodic audits of all aspects of our operations.

As of October 31, 2025, we, as the bank's Chief Executive Officer and Chief Financial Officer, have determined that the bank's internal control over financial reporting is effective. We have certified Bank of Montreal's annual filings with the CSA and with the SEC pursuant to National Instrument 52-109, *Certification of Disclosure in Issuers' Annual and Interim Filings* and the *Securities Exchange Act of 1934*.

In order to provide their audit opinions on our consolidated financial statements and on the bank's internal control over financial reporting, the Shareholders' Auditors audit our system of internal controls over financial reporting and conduct work to the extent that they consider appropriate. Their audit opinion on the bank's internal control over financial reporting as of October 31, 2025 is set forth on page 132.

The Board of Directors, based on recommendations from its Audit and Conduct Review Committee, reviews and approves the financial information contained in the Annual Report, including the MD&A. The Board of Directors and its relevant committees oversee management's responsibilities for the preparation and presentation of financial information, maintenance of appropriate internal controls, compliance with legal and regulatory requirements, management and control of major risk areas, and assessment of significant and related party transactions.

The Audit and Conduct Review Committee, which is comprised entirely of independent directors, is also responsible for selecting the Shareholders' Auditors and reviewing the qualifications, independence and performance of both the Shareholders' Auditors and internal audit. The Shareholders' Auditors and the bank's Chief Auditor have full and free access to the Board of Directors, its Audit and Conduct Review Committee and other relevant committees to discuss audit, financial reporting and related matters.

The Office of the Superintendent of Financial Institutions Canada conducts examinations and inquiries into the affairs of the bank as are deemed necessary to ensure that the provisions of the *Bank Act*, with respect to the safety of the depositors, are being duly observed and that the bank is in sound financial condition.

KPMG LLP, the independent auditors appointed by the shareholders of the Bank who have audited the consolidated financial statements, have also audited the effectiveness of the Bank's internal control over financial reporting as at October 31, 2025 and have issued their report below.

**Darryl White**
Chief Executive Officer

**Tayfun Tuzun**
Chief Financial Officer

Toronto, Canada
December 4, 2025

# Independent Auditor's Report

## To the Shareholders and the Board of Directors of Bank of Montreal

### Opinion

We have audited the consolidated financial statements of Bank of Montreal (the Bank), which comprise:

- the consolidated balance sheets as at October 31, 2025 and October 31, 2024;
- the consolidated statements of income for the years then ended;
- the consolidated statements of comprehensive income for the years then ended;
- the consolidated statements of changes in equity for the years then ended;
- the consolidated statements of cash flows for the years then ended;
- and notes to the consolidated financial statements, including a summary of material accounting policy information

(Hereinafter referred to as the "consolidated financial statements").

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Bank as at October 31, 2025 and October 31, 2024, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

### Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the *Auditor's Responsibilities for the Audit of the Consolidated Financial Statements* section of our auditor's report.

We are independent of the Bank in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

### Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements for the year ended October 31, 2025. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

We have determined the matters described below to be the key audit matters to be communicated in our auditor's report.

### (i) Assessment of the Allowance for Credit Losses for Loans

Refer to Notes 1 and 3 to the consolidated financial statements.

### Description of the matter

The Bank's allowance for credit losses (ACL) for loans as at October 31, 2025 was $5,050 million. The Bank's ACL consists of an allowance for impaired loans and an allowance for performing loans (APL), both calculated under the IFRS 9 *Financial Instruments* expected credit losses framework. The APL is calculated for each exposure in the loan portfolio as a function of the key modelled inputs being probability of default (PD), exposure at default (EAD) and loss given default (LGD). In establishing the APL, the Bank's methodology attaches probability weightings to four economic scenarios, which represent the Bank's judgment about a range of forecast economic variables – a base case scenario being the Bank's view of the most probable outcome, as well as upside, downside and severe downside scenarios. Where there has been a significant increase in credit risk, a lifetime APL is recorded; otherwise, 12 months of an APL is generally recorded. The Bank's methodology for determining significant increase in credit risk is primarily based on the change in PD between the origination date and reporting date and is assessed using probability weighted scenarios. The Bank uses Experienced Credit Judgment (ECJ) to reflect factors not captured in the results produced by the APL models. The allowance for individually significant impaired loans is determined based on estimated recoveries for a specific loan based on all events and conditions that are relevant to the loan.

### Why the matter is a key audit matter

We identified the assessment of the ACL for loans as a key audit matter. Significant auditor judgment was required due to a high degree of measurement uncertainty in the Bank's key modelled inputs, methodology and judgments and their resulting impact on the APL, as described above, including the impact of the macroeconomic environment. Assessing the APL also required significant auditor attention and complex auditor judgment to evaluate the results of audit procedures. Significant auditor judgment was also required due to a high degree of measurement uncertainty and management judgment involved in the assessment of the estimated recoveries for individually significant impaired loans. Further, specialized skills and knowledge, including experience in the industry, were required to apply audit procedures and evaluate the results of those procedures.

### How the matter was addressed in the audit

The following are the primary procedures we performed to address this key audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Bank's ACL process, with the involvement of credit risk, economics, valuations, and information technology professionals with specialized skills, industry knowledge and relevant experience. This included internal controls related to (1) monitoring and periodic validation of the models used to derive the key modelled inputs, (2) monitoring of the methodology for identifying significant increase in credit risk, and (3) review of the economic variables, probability weighting of scenarios and ECJ. We also evaluated the design and tested the operating effectiveness of certain internal controls over the Bank's ACL process related to loan reviews and the allowance for individually significant impaired loans. This included internal controls related to the determination of loan risk grades for wholesale loans and the assessment of estimated recoveries for individually significant impaired loans.

We involved credit risk and economics professionals with specialized skills, industry knowledge and relevant experience, who assisted in evaluating the (1) key modelled inputs and the APL methodology including the determination of significant increases in credit risk by evaluating the methodology for compliance with IFRS 9 and re-calculating model monitoring tests in respect of the key modelled inputs and thresholds used for significant increases in credit risk, (2) economic variables and probability weighting of scenarios used in the models by assessing the variables and scenarios against external economic data, and (3) ECJ overlays to the modelled APL used by the Bank by applying our knowledge of the industry and credit judgment to assess management's judgments. For a selection of wholesale loans, we developed an independent estimate of the loan risk grades using the Bank's borrower risk rating scale and compared that to the Bank's assigned loan risk grade. For a selection of individually significant impaired loans, we evaluated the adequacy of the impaired loans allowance by assessing the estimated recoveries relevant to each loan, and, where appropriate, we involved credit risk and valuations professionals with specialized skills, industry knowledge and relevant experience to assist in the evaluation.

### (ii) Assessment of the Measurement of the Fair Value of Certain Securities
Refer to Notes 1, 2 and 17 to the consolidated financial statements.

#### Description of the matter
The Bank's securities portfolio included $326,866 million of securities as at October 31, 2025 that are measured at fair value. Included in these amounts are certain securities for which the Bank determines fair value using models that use significant unobservable inputs and third-party net asset valuations (NAVs). Unobservable inputs require the use of significant judgment. Certain of the significant unobservable inputs used in the valuation of such securities include NAVs and multiples.

#### Why the matter is a key audit matter
We identified the assessment of the measurement of the fair value of certain securities as a key audit matter. Significant auditor judgment was required because there was a high degree of measurement uncertainty in the significant unobservable inputs. Significant auditor attention and complex auditor judgment was required to evaluate the results of audit procedures. Further, specialized skills and knowledge, including experience in the industry, were required to apply audit procedures and evaluate the results of those procedures.

#### How the matter was addressed in the audit
The following are the primary procedures we performed to address this key audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Bank's process to determine the fair value of certain securities with the involvement of valuation and information technology professionals with specialized skills, industry knowledge and relevant experience. This included controls related to (1) the assessment of rate sources used in independent price verification, and (2) segregation of duties and access controls. We also evaluated the design and tested the operating effectiveness of the controls related to (1) independent price verification, and (2) review of third-party NAVs or fair value determined by model-based valuation approaches. We tested, with involvement of valuation professionals with specialized skills, industry knowledge and relevant experience, the fair value of a selection of securities, and we (1) compared the NAVs to external information or (2) tested management's process of estimating the fair value by testing the appropriateness of the methods used, evaluating the reasonableness of certain assumptions including multiples, and testing the mathematical accuracy of calculations.

### (iii) Assessment of Income Tax Uncertainties
Refer to Notes 1 and 22 to the consolidated financial statements.

#### Description of the matter
In determining the provision for income taxes, the Bank interprets tax legislation, case law and administrative positions, and, based on its judgment, records a provision for an estimate of the amount required to settle tax obligations.

#### Why the matter is a key audit matter
We identified the assessment of income tax uncertainties as a key audit matter. Significant auditor judgment was required because there was a high degree of subjectivity in assessing the need to record a provision, based on interpretation of tax legislation, case law and administrative positions, for these uncertainties and estimating the amount of such provision, if necessary. This required significant auditor attention and complex auditor judgment to evaluate the results of audit procedures. Further, specialized skills and knowledge, including experience in the industry, were required to apply audit procedures and evaluate the results of those audit procedures.

#### How the matter was addressed in the audit
The following are the primary procedures we performed to address this key audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Bank's process for evaluating income tax uncertainties with the involvement of tax professionals with specialized skills, industry knowledge and relevant experience. This included controls related to the (1) interpretation of tax legislation, case law and administrative positions and the evaluation of the technical merits of tax positions, and (2) determination of the best estimate of the provision required for these uncertainties. We involved tax professionals with specialized skills, industry knowledge and relevant experience, who assisted in (1) evaluating, based on their knowledge and experience, the Bank's interpretations of tax legislation, case law and administrative positions and the assessment of certain tax uncertainties and expected outcomes, including, if applicable, the measurement thereof, (2) reading advice obtained by the Bank from external counsel and evaluating its impact on the Bank's provision, if necessary, and (3) reading correspondence with taxation authorities and evaluating its impact on the Bank's provision, if necessary.

### (iv) Assessment of the Valuation of Insurance-related Liabilities
Refer to Notes 1 and 14 to the consolidated financial statements.

#### Description of the matter
The Bank's insurance-related liabilities as at October 31, 2025 were $20,436 million. The Bank's methodology for determining insurance-related liabilities incorporates judgments regarding financial and non-financial risk assumptions. The key financial risk assumption is the discount rate which is comprised of a risk-free rate and an illiquidity premium that reflects the characteristics of the underlying insurance-related liabilities. The key non-financial risk assumptions include mortality, policy lapse and expenses.

***Why the matter is a key audit matter***
We identified the assessment of the valuation of insurance-related liabilities as a key audit matter. Significant auditor judgment was required due to the high degree of measurement uncertainty in the Bank's modelled inputs, methodology and key assumptions, and their resulting impact on insurance-related liabilities. Assessing the insurance-related liabilities also required significant auditor attention and complex auditor judgment to evaluate the results of the audit procedures performed. Further, specialized skills and knowledge, including experience in the industry, were required to apply audit procedures and evaluate the results of those procedures.

***How the matter was addressed in the audit***
The following are the primary procedures we performed to address this key audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Bank's valuation of insurance-related liabilities process. This included controls related to the development and review of key financial and non-financial risk assumptions, and the actuarial models used to calculate insurance-related liabilities with the assistance of actuarial professionals with specialized skills, industry knowledge and relevant experience. We involved actuarial professionals with specialized skills, industry knowledge and relevant experience, who assisted in evaluating (1) the key non-financial assumptions, being mortality, policy lapses and expenses, by comparing them to the Bank's internal and external experience studies, and (2) the impact of assumption changes on the contractual service margin (CSM) on the consolidated statement of income, by assessing assumption changes and other evidence. We also tested a selection of the underlying evidence and documentation, such as executed policyholder insurance contracts. We assessed the illiquidity premiums used in the determination of the discount rate by comparing a selection against market data for financial instruments with similar illiquidity characteristics.

***Other Information***
Management is responsible for the other information. Other information comprises:
• the information included in Management's Discussion and Analysis filed with the relevant Canadian Securities Commissions; and
• the information, other than the consolidated financial statements and the auditor's report thereon, included in a document entitled the "Annual Report".

Our opinion on the consolidated financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit and remain alert for indications that the other information appears to be materially misstated.

We obtained the information included in Management's Discussion and Analysis and the Annual Report filed with the relevant Canadian Securities Commissions as at the date of this auditor's report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in the auditor's report. We have nothing to report in this regard.

***Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements***
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS as issued by the IASB, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Bank's ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Bank's financial reporting process.

***Auditor's Responsibilities for the Audit of the Consolidated Financial Statements***
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit.

We also:
• Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.
  The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank's internal control.
• Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
• Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Bank to cease to continue as a going concern.
• Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.
- Provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.
- Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the group as a basis for forming an opinion on the group consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for the purposes of the group audit. We remain solely responsible for our audit opinion.
- Determine, from the matters communicated with those charged with governance, those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our auditor's report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

*KPMG LLP*

Chartered Professional Accountants, Licensed Public Accountants
The engagement partner on the audit resulting in this auditor's report is Naveen Kumar Kalia.

Toronto, Canada
December 4, 2025

# Report of Independent Registered Public Accounting Firm

## To the Shareholders and Board of Directors of Bank of Montreal

### Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Bank of Montreal (the Bank) as of October 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Bank as of October 31, 2025 and 2024, and its financial performance and its cash flows for the years then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Bank's internal control over financial reporting as of October 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated December 4, 2025 expressed an unqualified opinion on the effectiveness of the Bank's internal control over financial reporting.

### Basis for Opinion

These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

### Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the Audit and Conduct Review Committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

### (i) Assessment of the Allowance for Credit Losses for Loans

As discussed in Notes 1 and 3 to the consolidated financial statements, the Bank's allowance for credit losses (ACL) for loans as at October 31, 2025 was $5,050 million. The Bank's ACL consists of an allowance for impaired loans and an allowance for performing loans (APL), both calculated under the IFRS 9 *Financial Instruments* expected credit losses framework. The APL is calculated for each exposure in the loan portfolio as a function of the key modelled inputs being probability of default (PD), exposure at default (EAD) and loss given default (LGD). In establishing the APL, the Bank's methodology attaches probability weightings to four economic scenarios, which represent the Bank's judgment about a range of forecast economic variables – a base case scenario being the Bank's view of the most probable outcome, as well as upside, downside and severe downside scenarios. Where there has been a significant increase in credit risk, a lifetime APL is recorded; otherwise, 12 months of an APL is generally recorded. The Bank's methodology for determining significant increase in credit risk is primarily based on the change in PD between the origination date and reporting date and is assessed using probability weighted scenarios. The Bank uses Experienced Credit Judgment (ECJ) to reflect factors not captured in the results produced by the APL models. The allowance for individually significant impaired loans is determined based on estimated recoveries for a specific loan based on all events and conditions that are relevant to the loan.

We identified the assessment of the ACL for loans as a critical audit matter. Significant auditor judgment was required due to a high degree of measurement uncertainty in the Bank's key modelled inputs, methodology and judgments and their resulting impact on the APL, as described above, including the impact of the macroeconomic environment. Assessing the APL also required significant auditor attention and complex auditor judgment to evaluate the results of audit procedures. Significant auditor judgment was also required due to a high degree of measurement uncertainty and management judgment involved in the assessment of the estimated recoveries for individually significant impaired loans. Further, specialized skills and knowledge, including experience in the industry, were required to apply audit procedures and evaluate the results of those procedures.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Bank's ACL process, with the involvement of credit risk, economics, valuations, and information technology professionals with specialized skills, industry knowledge and relevant experience. This included internal controls related to (1) monitoring and periodic validation of the models used to derive the key modelled inputs, (2) monitoring of the methodology for identifying significant increase in credit risk, and (3) review of the economic variables, probability weighting of scenarios and ECJ. We also evaluated the design and tested the operating effectiveness of certain internal controls over the Bank's ACL process related to loan reviews and the allowance for individually significant impaired loans. This included internal controls related to the determination of loan risk grades for wholesale loans and the assessment of estimated recoveries for individually significant impaired loans. We involved credit risk and economics professionals with specialized skills, industry knowledge and relevant experience, who assisted in evaluating the (1) key modelled inputs and the APL methodology including the determination of significant increases in credit risk by evaluating the methodology for compliance with IFRS 9 and re-calculating model monitoring tests in respect of the key modelled inputs and thresholds used for significant increases in credit risk, (2) economic variables and probability weighting of scenarios used in the models by assessing the variables and scenarios against external economic data, and (3) ECJ overlays to the modelled APL used by the Bank by applying our knowledge of the industry and credit judgment to assess management's judgments. For a selection of wholesale loans, we developed an independent estimate of the loan risk grades using the Bank's borrower risk rating scale and compared that to the Bank's assigned loan risk grade. For a selection of individually significant impaired loans, we evaluated the adequacy of the impaired loans allowance by assessing the estimated recoveries relevant to each loan, and, where appropriate, we involved credit risk and valuations professionals with specialized skills, industry knowledge and relevant experience to assist in the evaluation.

**(ii) Assessment of the Measurement of the Fair Value of Certain Securities**
As discussed in Notes 1, 2 and 17 to the consolidated financial statements, the Bank's securities portfolio included $326,866 million of securities as at October 31, 2025 that are measured at fair value. Included in these amounts are certain securities for which the Bank determines fair value using models that use significant unobservable inputs and third-party net asset valuations (NAVs). Unobservable inputs require the use of significant judgment. Certain of the significant unobservable inputs used in the valuation of such securities include NAVs and multiples.

We identified the assessment of the measurement of the fair value of certain securities as a critical audit matter. Significant auditor judgment was required because there was a high degree of measurement uncertainty in the significant unobservable inputs. Significant auditor attention and complex auditor judgment was required to evaluate the results of audit procedures. Further, specialized skills and knowledge, including experience in the industry, were required to apply audit procedures and evaluate the results of those procedures.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Bank's process to determine the fair value of certain securities with the involvement of valuation and information technology professionals with specialized skills, industry knowledge and relevant experience. This included controls related to (1) the assessment of rate sources used in independent price verification, and (2) segregation of duties and access controls. We also evaluated the design and tested the operating effectiveness of the controls related to (1) independent price verification, and (2) review of third-party NAVs or fair value determined by model-based valuation approaches. We tested, with involvement of valuation professionals with specialized skills, industry knowledge and relevant experience, the fair value of a selection of securities, and we (1) compared the NAVs to external information or (2) tested management's process of estimating the fair value by testing the appropriateness of the methods used, evaluating the reasonableness of certain assumptions including multiples, and testing the mathematical accuracy of calculations.

**(iii) Assessment of Income Tax Uncertainties**
As discussed in Notes 1 and 22 to the consolidated financial statements, in determining the provision for income taxes, the Bank interprets tax legislation, case law and administrative positions, and, based on its judgment, records a provision for an estimate of the amount required to settle tax obligations.

We identified the assessment of income tax uncertainties as a critical audit matter. Significant auditor judgment was required because there was a high degree of subjectivity in assessing the need to record a provision, based on interpretation of tax legislation, case law and administrative positions, for these uncertainties and estimating the amount of such provision, if necessary. This required significant auditor attention and complex auditor judgment to evaluate the results of audit procedures. Further, specialized skills and knowledge, including experience in the industry, were required to apply audit procedures and evaluate the results of those audit procedures.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Bank's process for evaluating income tax uncertainties with the involvement of tax professionals with specialized skills, industry knowledge and relevant experience. This included controls related to the (1) interpretation of tax legislation, case law and administrative positions and the evaluation of the technical merits of tax positions, and (2) determination of the best estimate of the provision required for these uncertainties. We involved tax professionals with specialized skills, industry knowledge and relevant experience, who assisted in (1) evaluating, based on their knowledge and experience, the Bank's interpretations of tax legislation, case law and administrative positions and the assessment of certain tax uncertainties and expected outcomes, including, if applicable, the measurement thereof, (2) reading advice obtained by the Bank from external counsel and evaluating its impact on the Bank's provision, if necessary, and (3) reading correspondence with taxation authorities and evaluating its impact on the Bank's provision, if necessary.

**(iv) Assessment of the Valuation of Insurance-related Liabilities**
As discussed in Notes 1 and 14 to the consolidated financial statements, the Bank's insurance-related liabilities as at October 31, 2025 were $20,436 million. The Bank's methodology for determining insurance-related liabilities incorporates judgments regarding financial and non-financial risk assumptions. The key financial risk assumption is the discount rate which is comprised of a risk-free rate and an illiquidity premium that reflects the characteristics of the underlying insurance-related liabilities. The key non-financial risk assumptions include mortality, policy lapse and expenses.

We identified the assessment of the valuation of insurance-related liabilities as a critical audit matter. Significant auditor judgment was required due to the high degree of measurement uncertainty in the Bank's modelled inputs, methodology and key assumptions, and their resulting impact on insurance-related liabilities. Assessing the insurance-related liabilities also required significant auditor attention and complex auditor judgment to evaluate the results of the audit procedures performed. Further, specialized skills and knowledge, including experience in the industry, were required to apply audit procedures and evaluate the results of those procedures.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Bank's valuation of insurance-related liabilities process. This included controls related to the development and review of key financial and non-financial risk assumptions, and the actuarial models used to calculate insurance-related liabilities with the assistance of actuarial professionals with specialized skills, industry knowledge and relevant experience. We involved actuarial professionals with specialized skills, industry knowledge and relevant experience, who assisted in evaluating (1) the key non-financial assumptions, being mortality, policy lapses and expenses, by comparing them to the Bank's internal and external experience studies, and (2) the impact of assumption changes on the contractual service margin (CSM) on the consolidated statement of income, by assessing assumption changes and other evidence. We also tested a selection of the underlying evidence and documentation, such as executed policyholder insurance contracts. We assessed the illiquidity premiums used in the determination of the discount rate by comparing a selection against market data for financial instruments with similar illiquidity characteristics.

*KPMG LLP*

Chartered Professional Accountants, Licensed Public Accountants
We have served as the Bank's auditor since 2004 and as joint auditor for the prior 14 years.

Toronto, Canada
December 4, 2025

# Report of Independent Registered Public Accounting Firm

## To the Shareholders and Board of Directors of Bank of Montreal

**Opinion on Internal Control Over Financial Reporting**
We have audited Bank of Montreal's internal control over financial reporting as of October 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, Bank of Montreal (the Bank) maintained, in all material respects, effective internal control over financial reporting as of October 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Bank as of October 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated December 4, 2025 expressed an unqualified opinion on those consolidated financial statements.

**Basis for Opinion**
The Bank's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under the heading Management's Annual Report on Disclosure Controls and Procedures and Internal Control over Financial Reporting, on page 113 of Management's Discussion and Analysis. Our responsibility is to express an opinion on the Bank's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

**Definition and Limitations of Internal Control Over Financial Reporting**
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

*KPMG LLP*

Chartered Professional Accountants, Licensed Public Accountants
Toronto, Canada
December 4, 2025

# Consolidated Statement of Income

| For the Year Ended October 31 (Canadian $ in millions, except as noted) | | 2025 | | 2024 |
|---|---|---|---|---|
| **Interest, Dividend and Fee Income** | | | | |
| Loans | $ | **38,747** | $ | 40,069 |
| Securities (Note 2) (1) | | **15,862** | | 15,038 |
| Securities borrowed or purchased under resale agreements | | **6,072** | | 6,843 |
| Deposits with banks | | **2,856** | | 4,035 |
| | | **63,537** | | 65,985 |
| **Interest Expense** | | | | |
| Deposits | | **29,255** | | 34,580 |
| Securities sold but not yet purchased and securities lent or sold under repurchase agreements | | **9,064** | | 8,907 |
| Subordinated debt | | **456** | | 456 |
| Other liabilities (Note 13) | | **3,275** | | 2,574 |
| | | **42,050** | | 46,517 |
| **Net Interest Income** | | **21,487** | | 19,468 |
| **Non-Interest Revenue** | | | | |
| Securities commissions and fees | | **1,169** | | 1,106 |
| Deposit and payment service charges | | **1,791** | | 1,626 |
| Trading revenues (Note 17) | | **2,584** | | 2,377 |
| Lending fees | | **1,342** | | 1,464 |
| Card fees | | **831** | | 847 |
| Investment management and custodial fees | | **2,339** | | 2,056 |
| Mutual fund revenues | | **1,495** | | 1,324 |
| Underwriting and advisory fees | | **1,703** | | 1,399 |
| Securities gains, other than trading (Note 2) | | **287** | | 200 |
| Foreign exchange gains, other than trading | | **271** | | 263 |
| Insurance service results (Note 14) | | **421** | | 340 |
| Insurance investment results (Note 14) | | **124** | | 105 |
| Share of profit in associates and joint ventures | | **175** | | 207 |
| Other revenues | | **255** | | 13 |
| | | **14,787** | | 13,327 |
| **Total Revenue** | | **36,274** | | 32,795 |
| **Provision for Credit Losses** (Note 3) | | **3,617** | | 3,761 |
| **Non-Interest Expense** | | | | |
| Employee compensation (Notes 20 and 21) | | **12,018** | | 10,872 |
| Premises and equipment (Note 8) | | **4,468** | | 4,117 |
| Amortization of intangible assets (Note 10) | | **1,152** | | 1,112 |
| Advertising and business development | | **806** | | 837 |
| Communications | | **342** | | 388 |
| Professional fees | | **678** | | 583 |
| Association, clearing and annual regulator fees | | **302** | | 321 |
| Other | | **1,341** | | 1,269 |
| | | **21,107** | | 19,499 |
| **Income Before Provision for Income Taxes** | | **11,550** | | 9,535 |
| Provision for income taxes (Note 22) | | **2,825** | | 2,208 |
| **Net Income** | $ | **8,725** | $ | 7,327 |
| **Attributable to:** | | | | |
| Bank shareholders | $ | **8,709** | $ | 7,318 |
| Non-controlling interest in subsidiaries | | **16** | | 9 |
| **Net Income** | $ | **8,725** | $ | 7,327 |
| **Earnings Per Common Share** (Canadian $) (Note 23) | | | | |
| Basic | $ | **11.46** | $ | 9.52 |
| Diluted | | **11.44** | | 9.51 |
| Dividends per common share | | **6.44** | | 6.12 |

(1) Includes interest income on securities measured at fair value through other comprehensive income (FVOCI) and amortized cost, calculated using the effective interest rate method, of $7,136 million for the year ended October 31, 2025 ($7,826 million in 2024).

The accompanying notes are an integral part of these consolidated financial statements.

**Darryl White**
Chief Executive Officer

**Jan Babiak**
Chair, Audit and Conduct Review Committee

# Consolidated Statement of Comprehensive Income

| For the Year Ended October 31 (Canadian $ in millions) | | 2025 | | 2024 |
|---|---|---|---|---|
| **Net Income** | $ | **8,725** | $ | 7,327 |
| **Other Comprehensive Income, net of taxes** (Note 22) | | | | |
| Items that will subsequently be reclassified to net income | | | | |
| Net change in unrealized gains on fair value through OCI debt securities | | | | |
| Unrealized gains on fair value through OCI debt securities arising during the year | | **308** | | 217 |
| Reclassification to earnings of (gains) during the year | | **(65)** | | (83) |
| | | **243** | | 134 |
| Net change in unrealized gains on derivatives designated as cash flow hedges | | | | |
| Gains on derivatives designated as cash flow hedges arising during the year (Note 7) | | **995** | | 2,512 |
| Reclassification to earnings of losses on derivatives designated as cash flow hedges during the year | | **1,051** | | 1,417 |
| | | **2,046** | | 3,929 |
| Net gains on translation of net foreign operations | | | | |
| Unrealized gains on translation of net foreign operations | | **473** | | 287 |
| Unrealized (losses) on hedges of net foreign operations | | **(76)** | | (100) |
| | | **397** | | 187 |
| Items that will not be subsequently reclassified to net income | | | | |
| Net unrealized gains (losses) on fair value through OCI equity securities arising during the year | | **(11)** | | 9 |
| Net gains (losses) on remeasurement of pension and other employee future benefit plans (Note 21) | | **137** | | (69) |
| Net (losses) on remeasurement of own credit risk on financial liabilities designated at fair value | | **(245)** | | (633) |
| | | **(119)** | | (693) |
| **Total Other Comprehensive Income, net of taxes** (Note 22) | | **2,567** | | 3,557 |
| **Total Comprehensive Income** | $ | **11,292** | $ | 10,884 |
| **Attributable to:** | | | | |
| Bank shareholders | $ | **11,276** | $ | 10,875 |
| Non-controlling interest in subsidiaries | | **16** | | 9 |
| **Total Comprehensive Income** | $ | **11,292** | $ | 10,884 |

The accompanying notes are an integral part of these consolidated financial statements.

# Consolidated Balance Sheet

| As at October 31 (Canadian $ in millions) | | 2025 | | 2024 |
|---|---|---|---|---|
| **Assets** | | | | |
| **Cash and Cash Equivalents** | $ | **67,484** | $ | 65,098 |
| **Interest Bearing Deposits with Banks** | | **2,838** | | 3,640 |
| **Securities** (Note 2) | | | | |
| Trading | | **192,303** | | 168,926 |
| Fair value through profit or loss | | **21,354** | | 19,064 |
| Fair value through other comprehensive income | | **113,209** | | 93,702 |
| Debt securities at amortized cost | | **96,610** | | 115,188 |
| | | **423,476** | | 396,880 |
| **Securities Borrowed or Purchased Under Resale Agreements** (Note 3) | | **129,421** | | 110,907 |
| **Loans** (Notes 3 and 5) | | | | |
| Residential mortgages | | **196,033** | | 191,080 |
| Consumer instalment and other personal | | **92,741** | | 92,687 |
| Credit cards | | **12,649** | | 13,612 |
| Business and government | | **380,788** | | 384,993 |
| | | **682,211** | | 682,372 |
| Allowance for credit losses (Note 3) | | **(5,050)** | | (4,356) |
| | | **677,161** | | 678,016 |
| **Other Assets** | | | | |
| Derivative instruments (Note 7) | | **57,151** | | 47,253 |
| Customers' liability under acceptances | | **711** | | 359 |
| Premises and equipment (Note 8) | | **6,252** | | 6,249 |
| Goodwill (Note 10) | | **16,797** | | 16,774 |
| Intangible assets (Note 10) | | **4,758** | | 4,925 |
| Current tax assets | | **1,970** | | 2,219 |
| Deferred tax assets (Note 22) | | **2,732** | | 3,024 |
| Receivable from brokers, dealers and clients | | **43,167** | | 31,916 |
| Other (Note 11) | | **42,884** | | 42,387 |
| | | **176,422** | | 155,106 |
| **Total Assets** | $ | **1,476,802** | $ | 1,409,647 |
| **Liabilities and Equity** | | | | |
| **Deposits** (Note 12) | $ | **976,202** | $ | 982,440 |
| **Other Liabilities** | | | | |
| Derivative instruments (Note 7) | | **58,729** | | 58,303 |
| Acceptances | | **711** | | 359 |
| Securities sold but not yet purchased (Note 13) | | **54,876** | | 35,030 |
| Securities lent or sold under repurchase agreements (Note 5) | | **134,967** | | 110,791 |
| Securitization and structured entities' liabilities (Notes 5 and 6) | | **51,562** | | 40,164 |
| Insurance-related liabilities (Note 14) | | **20,436** | | 18,770 |
| Payable to brokers, dealers and clients | | **45,170** | | 34,407 |
| Other (Note 13) | | **37,549** | | 36,720 |
| | | **404,000** | | 334,544 |
| **Subordinated Debt** (Note 15) | | **8,500** | | 8,377 |
| **Total Liabilities** | $ | **1,388,702** | $ | 1,325,361 |
| **Equity** | | | | |
| Preferred shares and other equity instruments (Note 16) | | **8,956** | | 8,087 |
| Common shares (Note 16) | | **23,359** | | 23,921 |
| Contributed surplus | | **373** | | 354 |
| Retained earnings | | **47,377** | | 46,469 |
| Accumulated other comprehensive income | | **7,986** | | 5,419 |
| Total shareholders' equity | | **88,051** | | 84,250 |
| Non-controlling interest in subsidiaries | | **49** | | 36 |
| **Total Equity** | | **88,100** | | 84,286 |
| **Total Liabilities and Equity** | $ | **1,476,802** | $ | 1,409,647 |

The accompanying notes are an integral part of these consolidated financial statements.

# Consolidated Statement of Changes in Equity

| For the Year Ended October 31 (Canadian $ in millions) | | 2025 | | 2024 |
|---|---|---|---|---|
| **Preferred Shares and Other Equity Instruments** (Note 16) | | | | |
| Balance at beginning of year | $ | 8,087 | $ | 6,958 |
| Issued during the year | | 1,369 | | 2,379 |
| Redeemed during the year | | (500) | | (1,250) |
| Balance at end of year | | 8,956 | | 8,087 |
| **Common Shares** (Note 16) | | | | |
| Balance at beginning of year | | 23,921 | | 22,941 |
| Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan | | – | | 905 |
| Issued under the Stock Option Plan | | 161 | | 74 |
| Treasury shares sold | | 7 | | 1 |
| Purchased for cancellation | | (730) | | – |
| Balance at end of year | | 23,359 | | 23,921 |
| **Contributed Surplus** | | | | |
| Balance at beginning of year | | 354 | | 328 |
| Stock option expense, net of options exercised (Note 20) | | 14 | | 15 |
| Net premium on sale of treasury shares | | 5 | | 11 |
| Balance at end of year | | 373 | | 354 |
| **Retained Earnings** | | | | |
| Balance at beginning of year | | 46,469 | | 44,006 |
| Net income attributable to bank shareholders | | 8,709 | | 7,318 |
| Dividends on preferred shares and distributions payable on other equity instruments (Note 16) | | (436) | | (386) |
| Dividends on common shares (Note 16) | | (4,630) | | (4,458) |
| Equity issue expense | | (4) | | (11) |
| Common shares purchased for cancellation (Note 16) | | (2,731) | | – |
| Balance at end of year | | 47,377 | | 46,469 |
| **Accumulated Other Comprehensive (Loss) on Fair Value through OCI Securities, net of taxes** | | | | |
| Balance at beginning of year | | (321) | | (464) |
| Unrealized gains on fair value through OCI debt securities arising during the year | | 308 | | 217 |
| Unrealized gains (losses) on fair value through OCI equity securities arising during the year | | (11) | | 9 |
| Reclassification to earnings of (gains) during the year | | (65) | | (83) |
| Balance at end of year | | (89) | | (321) |
| **Accumulated Other Comprehensive Income (Loss) on Cash Flow Hedges, net of taxes** | | | | |
| Balance at beginning of year | | (1,519) | | (5,448) |
| Gains on derivatives designated as cash flow hedges arising during the year (Note 7) | | 995 | | 2,512 |
| Reclassification to earnings of losses on derivatives designated as cash flow hedges during the year | | 1,051 | | 1,417 |
| Balance at end of year | | 527 | | (1,519) |
| **Accumulated Other Comprehensive Income on Translation of Net Foreign Operations, net of taxes** | | | | |
| Balance at beginning of year | | 6,381 | | 6,194 |
| Unrealized gains on translation of net foreign operations | | 473 | | 287 |
| Unrealized (losses) on hedges of net foreign operations | | (76) | | (100) |
| Balance at end of year | | 6,778 | | 6,381 |
| **Accumulated Other Comprehensive Income on Pension and Other Employee Future Benefit Plans, net of taxes** | | | | |
| Balance at beginning of year | | 874 | | 943 |
| Gains (losses) on remeasurement of pension and other employee future benefit plans (Note 21) | | 137 | | (69) |
| Balance at end of year | | 1,011 | | 874 |
| **Accumulated Other Comprehensive Income (Loss) on Own Credit Risk on Financial Liabilities Designated at Fair Value, net of taxes** | | | | |
| Balance at beginning of year | | 4 | | 637 |
| (Losses) on remeasurement of own credit risk on financial liabilities designated at fair value | | (245) | | (633) |
| Balance at end of year | | (241) | | 4 |
| **Total Accumulated Other Comprehensive Income** | | 7,986 | | 5,419 |
| **Total Shareholders' Equity** | | 88,051 | | 84,250 |
| **Non-Controlling Interest in Subsidiaries** | | | | |
| Balance at beginning of year | | 36 | | 28 |
| Net income attributable to non-controlling interest in subsidiaries | | 16 | | 9 |
| Dividends to non-controlling interest in subsidiaries | | (3) | | (3) |
| Other | | – | | 2 |
| Balance at end of year | | 49 | | 36 |
| **Total Equity** | $ | 88,100 | $ | 84,286 |

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements

# Consolidated Statement of Cash Flows

| For the Year Ended October 31 (Canadian $ in millions) | | 2025 | | 2024 |
|---|---|---|---|---|
| **Cash Flows Provided by Operating Activities** | | | | |
| Net Income | $ | **8,725** | $ | 7,327 |
| Adjustments to determine net cash flows provided by operating activities: | | | | |
| Securities (gains), other than trading (Note 2) | | **(287)** | | (200) |
| Depreciation of premises and equipment (Note 8) | | **1,015** | | 970 |
| Depreciation of other assets | | **13** | | 28 |
| Amortization of intangible assets (Note 10) | | **1,152** | | 1,112 |
| Write-down of goodwill and intangible assets (Notes 9 and 10) | | **178** | | 26 |
| Provision for credit losses (Note 3) | | **3,617** | | 3,761 |
| Deferred taxes (Note 22) | | **12** | | 153 |
| Share of (profit) in associates and joint ventures | | **(175)** | | (207) |
| Changes in operating assets and liabilities: | | | | |
| Trading securities | | **(21,315)** | | (42,700) |
| Derivative assets | | **(7,984)** | | (85) |
| Derivative liabilities | | **(1,182)** | | 2,123 |
| Current income taxes | | **104** | | 257 |
| Accrued interest receivable and payable | | **(1,403)** | | 785 |
| Insurance-related liabilities | | **1,666** | | 4,312 |
| Brokers, dealers and clients receivable and payable | | **(592)** | | 1,529 |
| Other items and accruals, net | | **3,479** | | (7,125) |
| Deposits | | **(13,233)** | | 66,114 |
| Loans | | **(82)** | | (24,636) |
| Securities sold but not yet purchased | | **19,582** | | (8,786) |
| Securities lent or sold under repurchase agreements | | **23,166** | | 3,766 |
| Securities borrowed or purchased under resale agreements | | **(17,682)** | | 5,480 |
| Securitization and structured entities' liabilities | | **11,466** | | 12,699 |
| Net cash provided by operating activities | | **10,240** | | 26,703 |
| **Cash Flows (Used in) Financing Activities** | | | | |
| Net (decrease) in liabilities of subsidiaries | | **(945)** | | (12,071) |
| Proceeds from issuance of subordinated debt (Note 15) | | **1,250** | | 1,000 |
| Repayment of subordinated debt (Note 15) | | **(1,250)** | | (1,000) |
| Proceeds from issuance of preferred shares, net of issuance costs (Note 16) | | **1,365** | | 2,368 |
| Redemption of preferred shares (Note 16) | | **(500)** | | (1,250) |
| Net proceeds from issuance of common shares (Note 16) | | **146** | | 67 |
| Net sale of treasury shares (Note 16) | | **12** | | 1 |
| Common shares purchased for cancellation (Note 16) | | **(3,396)** | | – |
| Cash dividends and distributions paid | | **(5,031)** | | (3,840) |
| Cash dividends paid to non-controlling interest | | **(3)** | | (3) |
| Repayment of lease liabilities | | **(321)** | | (357) |
| Net cash (used in) financing activities | | **(8,673)** | | (15,085) |
| **Cash Flows Provided by (Used in) Investing Activities** | | | | |
| Interest bearing deposits with banks | | **854** | | 515 |
| Purchases of securities, other than trading | | **(78,686)** | | (86,980) |
| Maturities of securities, other than trading | | **37,244** | | 27,323 |
| Proceeds from sales of securities, other than trading | | **42,922** | | 36,177 |
| Net purchases of premises and equipment and software (Notes 8 and 10) | | **(1,729)** | | (1,564) |
| Net cash provided by (used in) investing activities | | **605** | | (24,529) |
| Effect of exchange rate changes on cash and cash equivalents | | **214** | | 75 |
| Net increase (decrease) in cash and cash equivalents | | **2,386** | | (12,836) |
| Cash and cash equivalents at beginning of year | | **65,098** | | 77,934 |
| **Cash and Cash Equivalents at End of Year** (1) | $ | **67,484** | $ | 65,098 |
| **Supplemental Disclosure of Cash Flow Information** | | | | |
| Net cash provided by operating activities includes: | | | | |
| Interest paid in the year (2) | $ | **43,135** | $ | 45,092 |
| Income taxes paid in the year | | **2,831** | | 2,450 |
| Interest received in the year | | **61,067** | | 63,108 |
| Dividends received in the year | | **2,423** | | 2,481 |

(1) We are required to maintain reserves or minimum balances with certain central banks, regulatory bodies and counterparties, totalling $108 million as at October 31, 2025 ($80 million as at October 31, 2024).

(2) Includes dividends paid on securities sold but not yet purchased.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements

# Note 1: Basis of Presentation

Bank of Montreal (the bank or BMO) is a chartered bank under the *Bank Act (Canada)* and is a public company incorporated in Canada. We are a highly diversified financial services company, providing a broad range of personal and commercial banking, wealth management and investment banking products and services. The bank's head office is at 129 rue Saint-Jacques, Montreal, Quebec. Our executive offices are at 100 King Street West, 1 First Canadian Place, Toronto, Ontario. Our common shares are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange.

We have prepared these consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). We also comply with interpretations of IFRS by our regulator, the Office of the Superintendent of Financial Institutions (OSFI).

Our consolidated financial statements have been prepared on a historical cost basis, except for the revaluation of the following items: assets and liabilities held for trading; financial assets and liabilities measured or designated at fair value through profit or loss (FVTPL); financial assets measured or designated at FVOCI; financial assets and liabilities designated as hedged items in qualifying fair value hedge relationships; investment properties; cash-settled share-based payment liabilities; defined benefit pension and other employee future benefit liabilities; and insurance-related liabilities.

These consolidated financial statements were authorized for issue by the Board of Directors on December 4, 2025.

## Basis of Consolidation

These consolidated financial statements are inclusive of the financial statements of our subsidiaries as at October 31, 2025. We conduct business through a variety of corporate structures, including subsidiaries, structured entities (SEs), associates and joint ventures. Subsidiaries are those entities where we exercise control through our ownership of the majority of the voting shares. We also hold interests in SEs, which we consolidate when we control the SEs. These are more fully described in Note 6. All of the assets, liabilities, revenues and expenses of our subsidiaries and consolidated SEs are included in our consolidated financial statements. All intercompany transactions and balances are eliminated on consolidation.

We hold investments in associates, where we exert significant influence over operating and financing decisions (generally companies in which we own between 20% and 50% of the voting shares). These are accounted for using the equity method. The equity method is also applied to our investments in joint ventures, which are entities where we exercise joint control through an agreement with other shareholders. Under the equity method of accounting, investments are initially recorded at cost, and the carrying amount is increased or decreased to recognize our share of an investee's net income or loss, including other comprehensive income or loss. Additional information regarding accounting for investments in associates and joint ventures is included in Note 11.

## Material Accounting Policies

To facilitate a better understanding of our consolidated financial statements, we have disclosed our material accounting policies throughout the following notes with the related financial disclosures by major caption:

## Translation of Foreign Currencies

We conduct business in a variety of foreign currencies and present our consolidated financial statements in Canadian dollars, which is our functional currency. Monetary assets and liabilities, as well as non-monetary assets and liabilities measured at fair value, that are denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities not measured at fair value are translated into Canadian dollars at historical rates. Revenues and expenses denominated in foreign currencies are translated using the average exchange rate for the year.

Unrealized gains and losses arising from translating our net investment in foreign operations into Canadian dollars, net of related hedging activities and applicable income taxes, are included in our Consolidated Statement of Comprehensive Income within net gains on translation of net foreign operations. When we dispose of a foreign operation such that control, significant influence or joint control is lost, the cumulative amount of the gain (loss) on translation and any applicable hedging activities and related income taxes is reclassified to our Consolidated Statement of Income as part of the gain or loss on disposition.

Foreign currency translation gains and losses on equity securities measured at FVOCI that are denominated in foreign currencies are included in net unrealized gains (losses) on FVOCI equity securities arising during the period in our Consolidated Statement of Comprehensive Income. All other foreign currency translation gains and losses are included in foreign exchange gains, other than trading, in our Consolidated Statement of Income as they arise.

From time to time, we enter into foreign exchange hedge contracts to reduce our exposure to changes in the value of foreign currencies. Realized and unrealized gains and losses that arise on the mark-to-market of foreign exchange contracts related to economic hedges are included in non-interest revenue, foreign exchange gains, other than trading, in our Consolidated Statement of Income. Changes in the fair value of derivative contracts that qualify for hedge accounting are recorded in our Consolidated Statement of Comprehensive Income within net change in unrealized gains (losses) on derivatives designated as cash flow hedges, with the spot/forward differential (the difference between the foreign currency exchange rate at the inception of the contract and the rate at the end of the contract) recorded in interest income (expense) over the term of the hedge.

## Revenue

### Dividend Income

Dividend income is recognized when the right to receive payment is established. This is the ex-dividend date for listed equity securities.

### Fee Income

Fee income is recognized based on the purpose of the fee and the terms specified in the contract with customers, generally when we have completed our obligations as specified in the contract. Payment is typically due when our obligation has been satisfied or shortly thereafter, so there is generally no significant financing component associated with payments due to us. For contracts where the transaction price includes variable consideration, revenue is only recognized to the extent that it is highly probable. When another party is involved in providing a service to a customer, we determine whether we act as a principal or an agent, which may require judgment. If we act as a principal (i.e. when we control the services in the contract before they are transferred to customers), we present revenue separately from the amount paid to the other party; otherwise, we present revenue net of the amount paid to the other party.

**Securities commissions and fees** are earned in Wealth Management and Capital Markets on brokerage transactions executed for customers, generally as a fixed fee per share traded, and the commissions and related clearing expense are recognized on trade date. There are also fees based on a percentage of the customer's portfolio holdings that entitle them to investment advice and a certain number of trades, which are recorded over the period to which the fees relate.

**Deposit and payment service charges** are primarily earned in Canadian Personal and Commercial Banking (Canadian P&C) and U.S. Banking, and include monthly account maintenance fees and other activity-based fees earned on deposit and cash management services. Fees are recognized over time when account maintenance and cash management services are provided, or at a point in time when an income-generating activity is performed.

**Card fees** are earned in Canadian P&C and U.S. Banking and primarily include interchange income, late fees and annual fees. Card fees are recorded when the related services are provided, except for annual fees, which are recorded evenly throughout the year. Interchange income is calculated as a percentage of the transaction amount and/or a fixed price per transaction, as established by the payment network, and is recognized when the card transaction is settled. Reward costs for our cards are recorded as a reduction in card fees when redeemed.

**Investment management and custodial fees** are earned in Wealth Management and are based primarily on the balance of assets under management or assets under administration, as at the period end, for investment management, custodial, estate and trustee services provided. Fees are recorded over the period the services are performed.

**Mutual fund revenues** are earned in Wealth Management as fees for fund management services, which are primarily calculated and recorded based on a percentage of the fund's net asset value. The fees are recorded over the period the services are performed.

**Underwriting and advisory fees** are earned in Capital Markets and arise from securities offerings in which we act as an underwriter or agent, structuring and administering loan syndications, as well as fees earned from providing mergers and acquisitions services and structuring advice. Underwriting and advisory fees are generally recognized when the services are completed.

## Leases

We are lessors in both financing leases and operating leases. Leases are classified as financing leases if they transfer substantially all of the risks and rewards incidental to ownership of the leased asset to the lessee. Otherwise they are classified as operating leases, as we retain substantially all of the risks and rewards of asset ownership.

As lessor in a financing lease, a loan is recognized equal to the investment in the lease, which is calculated as the present value of the minimum payments to be received from the lessee, discounted at the interest rate implicit in the lease, plus any unguaranteed residual value we expect to recover at the end of the lease. Finance lease income is recognized in interest, dividend and fee income, loans, in our Consolidated Statement of Income.

Assets under operating leases are recorded in other assets in our Consolidated Balance Sheet. Rental income is recognized on a straight-line basis over the term of the lease in non-interest revenue, other revenues, in our Consolidated Statement of Income. Depreciation on these assets is recognized on a straight-line basis over the term of the lease in non-interest expense, other, in our Consolidated Statement of Income.

Refer to Note 8 for our policy on lessee accounting.

## Assets Held for Sale

Non-current non-financial assets classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell and are presented within other assets in our Consolidated Balance Sheet. Subsequent to its initial classification, a non-current asset is no longer depreciated or amortized, and any subsequent write-down in fair value less costs to sell is recognized in non-interest expense, other, in our Consolidated Statement of Income.

## Use of Estimates and Judgments

The preparation of the consolidated financial statements requires management to make estimates and judgments that affect the carrying amounts of certain assets and liabilities, certain amounts reported in net income and other related disclosures.

The most significant assets and liabilities for which we must make estimates and judgments include the allowance for credit losses (ACL); financial instruments measured at fair value; pension and other employee future benefits; impairment of securities and investments in associates and joint ventures; income taxes and deferred tax assets; goodwill and intangible assets; insurance contract liabilities; provisions, including legal proceedings and restructuring charges; transfers of financial assets; and consolidation of SEs. We make judgments in assessing the business model for financial assets, as well as whether substantially all risks and rewards have been transferred in respect of transfers of financial assets and whether we control SEs, as discussed in Notes 5 and 6, respectively. If actual results were to differ from the estimates, the impact would be recorded in future periods.

The economic outlook is subject to several risks that could lead to a less favourable outcome for North America. The most immediate threats stem from a possible escalation of U.S. tariffs. Canadian businesses face longer-term risks if renegotiation of the United States-Mexico-Canada Agreement is unsuccessful, as significant tariffs could then apply to more goods exported to the U.S., rather than a small fraction, likely leading to a recession in Canada. Other risks include an escalation of the Russia-Ukraine war or renewed conflict in the Middle East. Substantial business spending on AI is providing crucial support to the economy, but also presents new risks for workers. While AI has not yet led to material job losses, it could increasingly influence hiring decisions and cause dramatic shifts in workforce composition, requiring unemployed individuals to learn new skills. The impacts on our business, results of operations, reputation, financial performance and condition, including the potential for credit, counterparty and mark-to-market losses, and on our credit ratings and regulatory capital and liquidity ratios, as well as the impacts on our customers and competitors, will depend on future developments, which remain uncertain. By their very nature, the estimates and judgments we make for the purposes of preparing our consolidated financial statements relate to matters that are inherently uncertain. However, we have detailed policies and internal controls in place that are intended to ensure the judgments made in estimating these amounts are well controlled and independently reviewed, and that our policies are consistently applied from period to period. We believe that our estimates of the value of our assets and liabilities are appropriate as at October 31, 2025.

*Allowance for Credit Losses*

The expected credit loss (ECL) model requires the recognition of credit losses generally based on 12 months of expected losses for performing loans and the recognition of lifetime losses on performing loans that have experienced a significant increase in credit risk since origination.

The determination of a significant increase in credit risk takes into account many different factors and varies by product and risk segment. The bank's methodology for determining a significant increase in credit risk is based on the change in probability of default (PD) between origination and reporting date, assessed using probability-weighted scenarios, as well as certain other criteria, such as 30 days past due and watchlist status. The assessment of a significant increase in credit risk requires experienced credit judgment.

In determining whether there has been a significant increase in credit risk and in calculating the amount of ECL, we must rely on estimates and exercise judgment, based on what we know at the end of the reporting period, regarding matters for which the ultimate outcome is unknown. These judgments include changes in circumstances that may cause future assessments of credit risk to be materially different from current assessments, which could require an increase or decrease in the ACL. The calculation of ECL includes the explicit incorporation of forecasts of future economic conditions. We have developed models incorporating specific macroeconomic variables that are relevant to each portfolio. Key economic variables for our retail portfolios include our primary operating markets of Canada and the United States, and regional markets where considered significant. Forecasts are developed internally by our Economics group, considering external data and our view of future economic conditions. We exercise experienced credit judgment to incorporate multiple economic forecasts, which are probability-weighted in the determination of the final ECL. The allowance is sensitive to changes in both economic forecasts and the probability weight assigned to each forecast scenario.

Additional information regarding the ACL is included in Note 3.

*Financial Instruments Measured at Fair Value*

Fair value measurement techniques are used to value various financial assets and financial liabilities, and are also used in performing impairment testing on certain non-financial assets.

Additional information regarding our fair value measurement techniques is included in Note 17.

*Pension and Other Employee Future Benefits*

Our pension and other employee future benefit expense is calculated by independent actuaries using assumptions determined by management. Differences between actual experience and the assumptions used are recognized in other comprehensive income.

The calculation of pension and other employee future benefit expense, plan assets and defined benefit obligations depends on various assumptions such as discount rates, healthcare cost trend rates, projected salary increase rates, retirement age and mortality rates. These assumptions are management's best estimate based on relevant historical experience, in conjunction with market-related data, and as reviewed by actuaries. We determine discount rates at each year end for all plans, using high-quality corporate bonds with terms matching the plans' specific cash flows.

Additional information regarding our accounting for pension and other employee future benefits is included in Note 21.

*Impairment of Securities and Investments in Associates and Joint Ventures*

Debt securities measured at amortized cost or FVOCI are assessed for impairment using the ECL model. For securities determined to have low credit risk, the ACL is measured at an amount equal to 12-month ECL.

We review our investments in associates and joint ventures, included within other assets, at each quarter-end reporting period in order to identify and evaluate any investments that show indications of possible impairment. For these investments, objective evidence of impairment may include, among other factors, a significant or prolonged decline in fair value to an amount below their cost.

Additional information regarding our accounting for debt securities measured at amortized cost or FVOCI and ACL, investments in associates and joint ventures and the determination of fair value is included in Notes 2, 11 and 17.

### Income Taxes and Deferred Tax Assets

The provision for income taxes is calculated based on the expected tax treatment of transactions recorded in either our Consolidated Statement of Income, Consolidated Statement of Comprehensive Income or Consolidated Statement of Changes in Equity. In determining the provision for income taxes, we interpret tax legislation, case law and administrative positions in numerous jurisdictions and, based on our judgment, record our estimate of the amount required to settle tax obligations. We also make assumptions about the expected timing of the reversal of deferred tax assets and liabilities. If our interpretations and assumptions differ from those of tax authorities, or if the timing of reversals is not as expected, our provision for income taxes could increase or decrease in future periods. The amount of any such increase or decrease cannot be reasonably estimated.

Deferred tax assets are recognized only when it is probable that sufficient taxable profit will be available in future periods against which deductible temporary differences or unused tax losses and tax credits may be utilized. We are required to assess whether it is probable that our deferred tax assets will be realized. The factors used to assess the probability of realization are our past experience of income and capital gains, our forecast of future net income before taxes, and the remaining expiration period of tax loss carryforwards and tax credits. Changes in our assessment of these factors could increase or decrease our provision for income taxes in future periods.

Additional information regarding our accounting for income taxes is included in Note 22.

### Goodwill and Intangible Assets

For the purpose of impairment testing, goodwill is allocated to our groups of cash-generating units (CGUs), which represent the lowest level within the bank at which goodwill is monitored for internal management purposes. Impairment testing is performed at least annually, by comparing the carrying values and recoverable amounts of the CGUs to which goodwill has been allocated in order to determine whether the recoverable amount of each CGU is greater than its carrying value. If the carrying value of the CGU were to exceed its recoverable amount, an impairment calculation would be performed. The recoverable amount of a CGU is the higher of its fair value less costs to sell and value in use.

Fair value less costs to sell has been used to perform the impairment tests in all periods. In determining fair value less costs to sell, we employ a discounted cash flow model, consistent with those we use when we acquire a business. This model is dependent on assumptions related to revenue growth, discount rates, synergies achieved on acquisition and the availability of comparable acquisition data. Changes in any of these assumptions would affect the determination of fair value for each CGU in a different manner. We exercise judgment and make assumptions in determining fair value less costs to sell, and differences in judgment and assumptions could affect the determination of fair value and any resulting impairment.

Intangible assets with a definite life are amortized to income on either a straight-line or an accelerated basis over a period not exceeding 15 years, depending on the nature of the asset. We test definite-life intangible assets for impairment when circumstances indicate the carrying value may not be recoverable. Indefinite-life intangible assets are tested annually for impairment. If any indefinite-life intangible assets are determined to be impaired, we write them down to their recoverable amount, which is the higher of value in use and fair value less costs to sell, when this is less than the carrying value.

Additional information regarding goodwill and intangible assets is included in Note 10.

### Insurance Contract Liabilities

Insurance contract liabilities represent estimates of fulfilment cash flows, which include a risk adjustment, and the contractual service margin (CSM). Fulfilment cash flows include estimates of future cash flows related to the remaining coverage period and for previously incurred claims, which are then discounted and probability-weighted. This is based on non-financial risk assumptions including mortality, policy lapses and expenses, which are based on a combination of industry and entity-specific data and, in the case of expenses, on historical analysis of which expenses are attributable to insurance operations. These assumptions are reviewed at least annually and updated to reflect actual experience and market conditions. The CSM is a component of the liability representing the unearned profit we recognize as we provide services.

Additional information regarding insurance contract liabilities is included in Note 14.

### Provisions

Provisions, including those for legal proceedings and restructuring charges, are recognized if, as a result of a past event, the bank has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded at the best estimate of the amount required to settle an obligation as at the balance sheet date, taking into consideration the risks and uncertainties associated with the obligation. Management and external experts are involved in estimating any provision, as necessary. The actual costs of settling some obligations may be substantially higher or lower than the amount of the provisions.

Additional information regarding provisions is included in Note 24.

### Transfers of Financial Assets

We enter into transactions in which we transfer financial assets, typically loans or mortgage-backed securities, to a structured entity or third party to obtain alternate sources of funding or as part of our trading activities. We assess whether substantially all of the risks and rewards of, or control over, the assets have been transferred in order to determine whether they qualify for derecognition. Where we have transferred substantially all of the risks and rewards of ownership, the assets are derecognized. Where we continue to be exposed to substantially all of the prepayment, interest rate and/or credit risk associated with the securitized assets, they do not qualify for derecognition. We continue to recognize the assets and the related cash proceeds as secured financing in our Consolidated Balance Sheet. Where we have neither transferred nor retained substantially all of the risks and rewards, we derecognize the asset only if we no longer control it. If we have retained control, we continue to recognize the transferred assets to the extent of our continuing involvement.

Additional information regarding transferred financial assets is included in Note 5.

*Consolidation of Structured Entities*

The securitization vehicles we sponsor typically have limited decision-making authority. The structure of these vehicles limits the activities they can undertake, the types of assets they can hold and the funding of their activities. We control and consolidate these vehicles when we have the key decision-making powers necessary to obtain the majority of the benefits from their activities.

For certain investments in limited partnerships, we exercise judgment in determining whether we control an entity. Based on an assessment of our interests and rights, we have determined that we do not control certain entities, even though we may have an ownership interest of greater than 50%. This may be the case when we are not the general partner in an arrangement and the general partner's rights most significantly affect the returns of the entity. Additionally, we have determined that we control certain entities despite having an ownership interest of less than 50%. This may be the case when we are the general partner in an arrangement and the general partner's rights most significantly affect the returns of the entity.

Additional information regarding SEs is included in Notes 6 and 20.

## Changes in IFRS and Accounting Policies

*IFRS 17 Insurance Contracts*

Effective November 1, 2023, we adopted IFRS 17 *Insurance Contracts* (IFRS 17), which provides a comprehensive approach to accounting for all types of insurance contracts and replaced existing IFRS 4 *Insurance Contracts* (IFRS 4). Refer to Note 14 for additional details on our policy for insurance contract liability accounting.

On transition, we were required to apply a full retrospective approach, where we restated prior periods as if we had always applied IFRS 17, unless impracticable, in which case we applied the fair value approach. CSM recognized on November 1, 2022 using the fair value approach was $1,550 million, of which $1,210 million remained in insurance contract liabilities as at October 31, 2025 ($1,370 million as of October 31, 2024).

*IAS 40 Investment Property*

On transition to IFRS 17, we voluntarily changed our accounting policy for the measurement of investment properties, included in insurance-related assets in other assets in our Consolidated Balance Sheet, from cost to fair value. This better aligns our returns on investment properties with gains and losses from our insurance business. IAS 40 *Investment Property* (IAS 40) permits either measurement approach. We applied the change retrospectively, as if we had always accounted for investment properties at fair value. The result was an increase in other assets of $132 million and an increase in shareholders' equity of $132 million after-tax at November 1, 2022.

*IFRS 9 Financial Instruments*

Effective November 1, 2023, we voluntarily changed our accounting policy to account for regular way contracts to buy or sell financial assets on trade date, instead of on settlement date. This change was applied retrospectively, as is required for changes in accounting policy, as if we had always recorded securities transactions on trade date. Regular way contracts are those that will be settled within a timeframe established by market convention or regulation. The change resulted in an increase in both assets and liabilities of $52.5 billion as at October 31, 2023.

*IAS 12 Income Taxes*

Effective November 1, 2023, we adopted an amendment to IAS 12 *Income Taxes* (IAS 12). This amendment narrows the IAS 12 exemption to exclude transactions that give rise to equal and offsetting temporary differences (e.g. leases and asset retirement obligations). Upon adoption of the amendment, we record separate deferred tax assets and liabilities related to the assets and liabilities that give rise to these temporary differences. There was no impact on our Consolidated Balance Sheet, as the balances are eligible for offset when levied by the same tax authority.

## Future Changes in IFRS and Accounting Policies

*Amendments to the Classification and Measurement of Financial Instruments*

In May 2024, the IASB issued *Amendments to the Classification and Measurement of Financial Instruments* which amended IFRS 9 *Financial Instruments* (IFRS 9) and IFRS 7 *Financial Instruments: Disclosures*. These amendments clarify how to assess the contractual cash flow characteristics of financial assets that include contingent features, and the treatment of non-recourse assets and contractually linked instruments. The amendments also introduce an accounting policy choice to derecognize certain financial instruments settled using an electronic payment system before the settlement date, if certain conditions are met. The amendments will be effective for our fiscal year beginning November 1, 2026. To meet the requirements of the amendments, we have established an enterprise-wide project and are currently evaluating the impact of adoption.

*IFRS 18 Presentation and Disclosure in Financial Statements*

In April 2024, the IASB issued IFRS 18 *Presentation and Disclosure in Financial Statements* (IFRS 18), which will replace IAS 1 *Presentation of Financial Statements* and will be effective for our fiscal year beginning November 1, 2027. In order to meet the requirements of IFRS 18, we have established an enterprise-wide project and are currently evaluating the impact of adoption. IFRS 18 will modify the formatting of our Consolidated Statement of Income with the presentation of income and expenses under three categories (operating, investing and financing), based on our main business activities and the addition of certain new subtotals. IFRS 18 also requires that certain management performance measures be included as a note in our consolidated financial statements.

# Note 2: Securities

Securities are divided into five types, each with a different purpose and accounting treatment. The types of securities we hold are as follows:

**Trading securities** are securities purchased for resale over a short period of time. Trading securities are recorded at FVTPL. Transaction costs and changes in fair value are recorded in our Consolidated Statement of Income in trading revenues.

**Fair value through profit or loss securities** are measured at fair value, with changes in fair value and related transaction costs recorded in our Consolidated Statement of Income in securities gains, other than trading, except as noted below. This category includes the following:

*Securities Designated at FVTPL*
In order to qualify for this designation, the security must have a reliably measurable fair value, and the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the gains and losses on a different basis. Securities must be designated on initial recognition, and the designation is irrevocable. If these securities are not designated at FVTPL, they would be accounted for at either FVOCI or amortized cost.

We designate certain securities held by our insurance subsidiaries that support our insurance and investment contract liabilities at FVTPL, since the changes in financial variables used to calculate insurance and investment contract liabilities are recorded through our Consolidated Statement of Income in each period. This designation aligns the accounting result with the way the portfolio is managed in order to reduce an accounting mismatch with respect to unrealized gains and losses, as the change in fair value of the securities, investment contract liabilities designated at fair value and the impact of the change in discount rates and financial assumptions on insurance contract liabilities are all recorded through the Consolidated Statement of Income in non-interest revenue, insurance investment results. These securities had a fair value of $13,536 million as at October 31, 2025 ($12,214 million as at October 31, 2024). The maximum exposure to credit risk from securities designated at FVTPL is the carrying value of these securities.

*Securities Mandatorily Measured at FVTPL*
Securities managed on a fair value basis, but not held for trading, or debt securities with cash flows that do not represent solely payments of principal and interest, and equity securities not held for trading or designated at FVOCI, are classified as FVTPL. These securities had a fair value of $7,818 million as at October 31, 2025 ($6,850 million as at October 31, 2024).

Investments in Low Income Housing Tax Credit (LIHTC) entities are included in this balance as they are classified as FVTPL, with both changes in fair value of the investments and the benefit of tax credits received recorded in non-interest revenue, securities gains, other than trading. The fair value of these investments was $1,136 million as at October 31, 2025 ($900 million as at October 31, 2024).

**Debt securities at FVOCI** are debt securities purchased with the objective of both collecting contractual cash flows and selling the securities. The securities' cash flows represent solely payments of principal and interest. These securities may be sold in response to, or in anticipation of, changes in interest rates and any resulting prepayment risk, changes in credit risk, changes in foreign currency risk or changes in funding sources or terms, or in order to meet liquidity needs.

Debt securities measured at FVOCI are initially recorded at fair value plus transaction costs. They are subsequently measured at fair value, with unrealized gains and losses recorded in our Consolidated Statement of Comprehensive Income until the security is sold or impaired. Gains and losses on disposal and impairment losses (recoveries) are recorded in our Consolidated Statement of Income in non-interest revenue, securities gains, other than trading. Interest income earned is recorded in our Consolidated Statement of Income in interest, dividend and fee income, securities, using the effective interest method.

**Equity securities at FVOCI** are equity securities for which we have elected to record changes in the fair value of the instrument in other comprehensive income as opposed to FVTPL. Gains or losses recorded on these instruments will never be recognized in profit or loss. Equity securities measured at FVOCI are not subject to an impairment assessment.

**Debt securities at amortized cost** are debt securities purchased or originated with the objective of collecting contractual cash flows, and those cash flows represent solely payments of principal and interest. These securities are initially recorded at fair value plus transaction costs and are subsequently measured at amortized cost, using the effective interest method. Impairment losses (recoveries) are recorded in our Consolidated Statement of Income in non-interest revenue, securities gains, other than trading. Interest income earned and amortization of premiums, discounts and transaction costs are recorded in our Consolidated Statement of Income in interest, dividend and fee income, securities.

We account for all of our securities transactions using trade date accounting in our Consolidated Balance Sheet.

## Impairment Review
Debt securities measured at amortized cost or FVOCI are assessed for impairment using the ECL model, with the exception of those determined to have low credit risk, where the ACL is measured at an amount equal to 12-month ECL. A debt security is considered to have low credit risk if it has a low risk of default, and if the borrower has a strong capacity to meet its contractual cash flow obligations in the near term and adverse changes in economic and business conditions in the longer term may, but will not necessarily, reduce the ability of the borrower to fulfill its contractual cash flow obligations. All of our debt securities have a credit risk rating of investment grade.

Debt securities measured at amortized cost totalled $96,610 million as at October 31, 2025 ($115,188 million as at October 31, 2024), net of ACL of $4 million as at October 31, 2025 ($3 million as at October 31, 2024).

Debt securities measured at FVOCI totalled $113,209 million as at October 31, 2025 ($93,702 million as at October 31, 2024). ACL related to these FVOCI debt securities of $6 million as at October 31, 2025 ($4 million as at October 31, 2024) is included in Accumulated Other Comprehensive Income.

## Fair Value Measurement
For traded securities, quoted market value is considered to be fair value. Quoted market value is based on bid or ask prices, depending on which is the most appropriate to measure fair value. Where market quotes are not available, we use estimation techniques to determine fair value. Additional information regarding fair value measurement techniques is included in Note 17.

## Remaining Term to Maturity of Securities

The following table shows the remaining terms to maturity of securities:

| (Canadian $ in millions, except as noted) | Term to maturity | | | | | | 2025 | 2024 |
|---|---|---|---|---|---|---|---|---|
| | Within 1 year | 1 to 3 years | 3 to 5 years | 5 to 10 years | Over 10 years | No specific maturity | Total | Total |
| **Trading Securities** | | | | | | | | |
| Issued or guaranteed by: | | | | | | | | |
| Canadian federal government | $ 1,170 | $ 2,342 | $ 1,003 | $ 3,481 | $ 4,315 | $ – | $ 12,311 | $ 10,036 |
| Canadian provincial and municipal governments | 715 | 316 | 1,494 | 2,007 | 4,503 | – | 9,035 | 7,585 |
| U.S. federal government | 4,123 | 9,180 | 3,237 | 6,135 | 8,227 | – | 30,902 | 24,248 |
| U.S. states, municipalities and agencies | – | 34 | 214 | 429 | 467 | – | 1,144 | 565 |
| Other governments | 592 | 1,177 | 1,348 | 740 | 269 | – | 4,126 | 3,849 |
| NHA MBS, U.S. agency MBS and CMO (1) | 1,103 | 176 | 467 | 928 | 53,776 | – | 56,450 | 40,995 |
| Corporate debt | 1,377 | 3,030 | 2,259 | 2,365 | 2,583 | – | 11,614 | 10,172 |
| Trading loans | 1 | 976 | 1,641 | 1,950 | – | – | 4,568 | 5,493 |
| Corporate equity | – | – | – | – | – | 62,153 | 62,153 | 65,983 |
| Total trading securities | 9,081 | 17,231 | 11,663 | 18,035 | 74,140 | 62,153 | 192,303 | 168,926 |
| **FVTPL Securities** | | | | | | | | |
| Issued or guaranteed by: | | | | | | | | |
| Canadian federal government | 876 | 7 | 146 | 342 | 248 | – | 1,619 | 403 |
| Canadian provincial and municipal governments | 1 | 6 | 19 | 116 | 1,436 | – | 1,578 | 1,578 |
| U.S. federal government | 4 | – | – | – | 1,491 | – | 1,495 | 1,527 |
| Other governments | – | – | – | – | – | – | – | 25 |
| NHA MBS, U.S. agency MBS and CMO (1) | – | 11 | – | 7 | – | – | 18 | 21 |
| Corporate debt | 227 | 273 | 246 | 1,133 | 7,029 | – | 8,908 | 8,780 |
| Corporate equity | – | – | – | – | – | 7,736 | 7,736 | 6,730 |
| Total FVTPL securities | 1,108 | 297 | 411 | 1,598 | 10,204 | 7,736 | 21,354 | 19,064 |
| **FVOCI Securities** | | | | | | | | |
| Issued or guaranteed by: | | | | | | | | |
| Canadian federal government | | | | | | | | |
| Amortized cost | 15,795 | 15,202 | 10,077 | 3,820 | – | – | 44,894 | 33,892 |
| Fair value | 15,819 | 15,287 | 10,271 | 3,958 | – | – | 45,335 | 34,177 |
| Yield (%) | 2.29 | 2.48 | 2.78 | 3.08 | – | – | 2.53 | 3.33 |
| Canadian provincial and municipal governments | | | | | | | | |
| Amortized cost | 470 | 1,041 | 2,925 | 1,072 | 17 | – | 5,525 | 5,939 |
| Fair value | 470 | 1,061 | 2,986 | 1,112 | 15 | – | 5,644 | 5,996 |
| Yield (%) | 2.52 | 3.05 | 3.32 | 3.47 | 4.07 | – | 3.23 | 3.61 |
| U.S. federal government | | | | | | | | |
| Amortized cost | 844 | 3,769 | 9,270 | 6,358 | 274 | – | 20,515 | 17,033 |
| Fair value | 845 | 3,797 | 9,434 | 6,458 | 275 | – | 20,809 | 16,965 |
| Yield (%) | 3.61 | 3.88 | 3.75 | 3.92 | 4.64 | – | 3.83 | 4.06 |
| U.S. states, municipalities and agencies | | | | | | | | |
| Amortized cost | 399 | 538 | 732 | 3,408 | 545 | – | 5,622 | 5,125 |
| Fair value | 398 | 534 | 733 | 3,423 | 546 | – | 5,634 | 5,068 |
| Yield (%) | 2.89 | 2.87 | 3.06 | 3.02 | 4.77 | – | 3.17 | 4.04 |
| Other governments | | | | | | | | |
| Amortized cost | 1,521 | 1,607 | 911 | – | – | – | 4,039 | 5,643 |
| Fair value | 1,521 | 1,624 | 920 | – | – | – | 4,065 | 5,656 |
| Yield (%) | 2.28 | 3.49 | 3.66 | – | – | – | 3.07 | 3.15 |
| NHA MBS, U.S. agency MBS and CMO (1) | | | | | | | | |
| Amortized cost | 112 | 1,451 | 10,628 | 3,783 | 10,972 | – | 26,946 | 21,570 |
| Fair value | 111 | 1,457 | 10,776 | 3,834 | 10,837 | – | 27,015 | 21,293 |
| Yield (%) | 2.46 | 3.46 | 4.19 | 3.90 | 4.02 | – | 4.03 | 3.92 |
| Corporate debt | | | | | | | | |
| Amortized cost | 1,663 | 523 | 550 | 1,686 | 69 | – | 4,491 | 4,391 |
| Fair value | 1,664 | 530 | 557 | 1,699 | 65 | – | 4,515 | 4,370 |
| Yield (%) | 4.48 | 2.69 | 3.35 | 4.79 | 5.02 | – | 4.26 | 2.67 |
| Corporate equity | | | | | | | | |
| Cost | – | – | – | – | – | 165 | 165 | 135 |
| Fair value | – | – | – | – | – | 192 | 192 | 177 |
| Total cost or amortized cost | 20,804 | 24,131 | 35,093 | 20,127 | 11,877 | 165 | 112,197 | 93,728 |
| Total fair value | 20,828 | 24,290 | 35,677 | 20,484 | 11,738 | 192 | 113,209 | 93,702 |
| Yield (%) | 2.54 | 2.86 | 3.55 | 3.65 | 4.07 | – | 3.28 | 3.61 |
| **Amortized Cost Securities** (2) | | | | | | | | |
| Issued or guaranteed by: | | | | | | | | |
| Canadian federal government | | | | | | | | |
| Amortized cost | 538 | 376 | – | 35 | – | – | 949 | 2,465 |
| Fair value | 532 | 376 | – | 35 | – | – | 943 | 2,403 |
| Yield (%) | 3.43 | 2.74 | – | 3.12 | – | – | 3.15 | 1.81 |
| Canadian provincial and municipal governments | | | | | | | | |
| Amortized cost | 720 | 1,099 | 1,495 | 2,868 | – | – | 6,182 | 4,488 |
| Fair value | 719 | 1,106 | 1,506 | 2,889 | – | – | 6,220 | 4,216 |
| Yield (%) | 2.84 | 2.50 | 2.86 | 3.45 | – | – | 3.07 | 2.38 |
| U.S. federal government | | | | | | | | |
| Amortized cost | 773 | 17,536 | 12,377 | 8,992 | 3,790 | – | 43,468 | 55,421 |
| Fair value | 765 | 17,037 | 11,601 | 7,980 | 3,049 | – | 40,432 | 51,319 |
| Yield (%) | 3.87 | 2.74 | 2.32 | 2.69 | 3.96 | – | 2.74 | 1.49 |
| U.S. states, municipalities and agencies | | | | | | | | |
| Amortized cost | – | – | – | 165 | – | – | 165 | 182 |
| Fair value | – | – | – | 167 | – | – | 167 | 180 |
| Yield (%) | – | – | – | 4.66 | – | – | 4.66 | 4.65 |
| Other governments | | | | | | | | |
| Amortized cost | 186 | 217 | 122 | – | – | – | 525 | 681 |
| Fair value | 186 | 217 | 120 | – | – | – | 523 | 675 |
| Yield (%) | 3.76 | 3.96 | 4.00 | – | – | – | 3.90 | 1.80 |
| NHA MBS, U.S. agency MBS and CMO (1) | | | | | | | | |
| Amortized cost | 1,127 | 3,783 | 455 | 2,532 | 29,873 | – | 37,770 | 42,773 |
| Fair value | 1,119 | 3,670 | 425 | 2,317 | 27,307 | – | 34,838 | 38,619 |
| Yield (%) | 2.51 | 1.78 | 1.84 | 1.69 | 2.81 | – | 2.61 | 2.58 |
| Corporate debt | | | | | | | | |
| Amortized cost | 392 | 664 | 140 | 58 | 6,297 | – | 7,551 | 9,178 |
| Fair value | 387 | 660 | 141 | 57 | 6,080 | – | 7,325 | 9,049 |
| Yield (%) | 3.73 | 3.97 | 2.94 | 3.73 | 5.06 | – | 4.85 | 4.57 |
| Total carrying value | 3,736 | 23,675 | 14,589 | 14,650 | 39,960 | – | 96,610 | 115,188 |
| Total fair value | 3,708 | 23,066 | 13,793 | 13,445 | 36,436 | – | 90,448 | 106,461 |
| Yield (%) | 3.18 | 2.62 | 2.38 | 2.69 | 3.27 | – | 2.89 | 2.19 |
| Total carrying value of securities | 34,753 | 65,493 | 62,340 | 54,767 | 136,042 | 70,081 | 423,476 | 396,880 |
| **Total by Currency** (Canadian $ equivalent) | | | | | | | | |
| Canadian dollar | 23,158 | 24,896 | 16,194 | 15,622 | 18,796 | 27,159 | 125,825 | 111,370 |
| U.S. dollar | 10,390 | 39,787 | 45,617 | 38,820 | 116,911 | 41,434 | 292,959 | 278,558 |
| Other currencies | 1,205 | 810 | 529 | 325 | 335 | 1,488 | 4,692 | 6,952 |
| Total securities | $ 34,753 | $ 65,493 | $ 62,340 | $ 54,767 | $ 136,042 | $ 70,081 | $ 423,476 | $ 396,880 |

(1) These amounts are either supported by insured mortgages or issued by U.S. agencies and government-sponsored enterprises. NHA refers to the National Housing Act, MBS refers to mortgage-backed securities and CMO refers to collateralized mortgage obligations.
(2) The carrying values of securities that are part of fair value hedging relationships are adjusted for related gains (losses) on hedge contracts.

Yields in the table above are calculated using the cost of the security and the contractual interest rate associated with each security, adjusted for any amortization of premiums and discounts. Tax effects are not taken into consideration. The terms to maturity included in the table above are based on the contractual maturity dates of the securities. Actual maturities could differ, as issuers may have the right to call or prepay obligations.

Certain comparative figures have been reclassified to conform with the current year's presentation.

## Unrealized Gains and Losses on FVOCI Securities

The following table summarizes unrealized gains and losses on FVOCI securities:

| (Canadian $ in millions) | | | | **2025** | | | | 2024 |
|---|---|---|---|---|---|---|---|---|
| | **Cost or amortized cost** | **Gross unrealized gains** | **Gross unrealized losses** | **Fair value** | Cost or amortized cost | Gross unrealized gains | Gross unrealized losses | Fair value |
| Issued or guaranteed by: | | | | | | | | |
| Canadian federal government | $ **44,894** | $ **443** | $ **(2)** | $ **45,335** | $ 33,892 | $ 303 | $ (18) | $ 34,177 |
| Canadian provincial and municipal governments | **5,525** | **132** | **(13)** | **5,644** | 5,939 | 82 | (25) | 5,996 |
| U.S. federal government | **20,515** | **327** | **(33)** | **20,809** | 17,033 | 100 | (168) | 16,965 |
| U.S. states, municipalities and agencies | **5,622** | **77** | **(65)** | **5,634** | 5,125 | 24 | (81) | 5,068 |
| Other governments | **4,039** | **35** | **(9)** | **4,065** | 5,643 | 20 | (7) | 5,656 |
| NHA MBS, U.S. agency MBS and CMO | **26,946** | **291** | **(222)** | **27,015** | 21,570 | 58 | (335) | 21,293 |
| Corporate debt | **4,491** | **37** | **(13)** | **4,515** | 4,391 | 31 | (52) | 4,370 |
| Corporate equity | **165** | **27** | **–** | **192** | 135 | 42 | – | 177 |
| Total | $ **112,197** | $ **1,369** | $ **(357)** | $ **113,209** | $ 93,728 | $ 660 | $ (686) | $ 93,702 |

Unrealized gains (losses) may be offset by related (losses) gains on hedge contracts.

## Interest, Dividend and Fee Income

Interest, dividend and fee income has been included in our Consolidated Statement of Income as follows. Related income for trading securities is included under trading-related revenue in Note 17.

| (Canadian $ in millions) | **2025** | 2024 |
|---|---|---|
| FVTPL securities | $ **143** | $ 161 |
| FVOCI securities | **4,427** | 3,874 |
| Amortized cost securities | **2,709** | 3,952 |
| Total | $ **7,279** | $ 7,987 |

## Non-Interest Revenue

Net gains and losses from securities, excluding gains and losses on trading securities, have been included in our Consolidated Statement of Income as follows:

| (Canadian $ in millions) | **2025** | 2024 |
|---|---|---|
| FVTPL securities | $ **201** | $ 87 |
| FVOCI securities – realized gains (1) | **89** | 114 |
| Impairment on FVOCI and amortized cost securities | **(3)** | (1) |
| Securities gains, other than trading | $ **287** | $ 200 |

(1) Gains are net of (losses) on hedge contracts.

Gains and losses on trading securities are included under trading-related revenue in Note 17.

Interest and dividend income and gains on securities held in our Insurance business are recorded in non-interest revenue, insurance investment results, in our Consolidated Statement of Income as follows:

| (Canadian $ in millions) | **2025** | 2024 |
|---|---|---|
| Interest and dividend income | $ **546** | $ 515 |
| Gains from securities designated at FVTPL (1) | **374** | 1,270 |
| Realized gains from FVOCI securities | **–** | 1 |
| Total interest and dividend income and gains held in our Insurance business | $ **920** | $ 1,786 |

(1) Gains (losses) on these securities may be offset by certain (losses) gains from changes in insurance-related liabilities, as described above under Securities Designated at FVTPL.

# Note 3: Loans and Allowance for Credit Losses

## Loans

Loans are initially measured at fair value plus directly attributable costs, and are subsequently measured at amortized cost using the effective interest method, where the objective of the business model is to collect contractual cash flows, and the cash flows of those loans represent solely payments of principal and interest; otherwise, the loans are measured at FVTPL. Where the loans are held with the objective of both collecting contractual cash flows and selling the loans, and the cash flows represent solely payments of principal and interest, the loans are measured at FVOCI. The effective interest method allocates interest income over the expected term of the loan by applying the effective interest rate to the carrying amount of the loan. The effective interest rate is defined as the rate that discounts estimated future cash flows through the expected term of the loan to the gross carrying amount of the loan. Under the effective interest method, the amount recognized in interest, dividend and fee income, loans, varies over the term of the loan based on the principal outstanding. The treatment of interest income for impaired loans is described below.

## Securities Borrowed or Purchased Under Resale Agreements

Securities borrowed or purchased under resale agreements represent the amounts we will receive as a result of our commitment to return or resell securities that we have borrowed or purchased, back to the original lender or seller, on a specified date at a specified price. We account for these instruments as if they were loans.

## Lending Fees

Lending fees primarily arise in Canadian P&C, U.S. Banking and Capital Markets. The accounting treatment for lending fees varies depending on the transaction. Certain loan origination, restructuring and renegotiation fees are recorded as interest income over the term of the loan, while other lending fees are taken into income at the time of loan origination. Commitment fees are calculated as a percentage of the facility balance at the end of each period. The fees are recorded as interest income over the term of the loan, unless we believe the loan commitment will not be used. In the latter case, commitment fees are recorded as lending fees earned over the commitment period. Loan syndication fees are payable and included in lending fees at the time the syndication is completed.

## Impaired Loans

We classify a loan as impaired (Stage 3) when one or more loss events have occurred, such as bankruptcy or payment default, or when collection of the full amount of principal and interest is no longer reasonably assured. Loans are in default when the borrower is unlikely to pay its credit obligations in full without recourse by the bank, such as realizing security, or when the borrower's payments are more than a defined number of days past due.

Generally, consumer loans in both Canada and the United States are classified as impaired when payment is contractually 90 days past due, or one year past due for residential mortgages if guaranteed by the Government of Canada. Credit card loans are immediately written off when principal or interest payments are 180 days past due, and are not reported as impaired. In Canada, consumer instalment loans, other personal loans and some small business loans are normally written off when payment is one year past due. In the United States, consumer loans are generally written off when payment is 180 days past due, except for non-real estate term loans, which are generally written off when payment is 120 days past due. For the purpose of measuring the amount to be written off, the determination of the recoverable amount includes the value of any collateral and an estimate of future recoveries.

Corporate and commercial loans are classified as impaired when we determine there is no longer reasonable assurance that principal or interest will be collected in their entirety on a timely basis. Generally, we consider corporate and commercial loans to be impaired when payments are 90 days past due. Corporate and commercial loans are written off following a review on an individual loan basis that confirms all reasonable recovery attempts have been exhausted.

Overdrafts are considered to be past due once the customer has breached an advised limit or has been advised of a limit lower than currently outstanding or, in the case of retail overdrafts, has not brought the overdraft down to a $nil balance within a specified time period.

A loan will be reclassified to performing status when we determine that there is reasonable assurance of full and timely repayment of interest and principal in accordance with the terms and conditions of the loan, and that none of the criteria for classification of the loan as impaired continue to apply.

Once a loan has been identified as impaired, we continue to recognize interest income based on the original effective interest rate on the loan amount net of its related allowance. In the periods following the recognition of impairment, adjustments to the allowance for these loans to reflect the time value of money are recognized as interest income. Interest income on impaired loans of $358 million was recognized for the year ended October 31, 2025 ($306 million in 2024).

## Allowance for Credit Losses

The ACL recorded in our Consolidated Balance Sheet is maintained at a level that we consider adequate to absorb credit-related losses on our loans and other credit instruments. The ACL amounted to $5,739 million as at October 31, 2025 ($4,936 million as at October 31, 2024), of which $5,050 million ($4,356 million as at October 31, 2024) was recorded in loans and $689 million ($580 million as at October 31, 2024) was recorded in other liabilities in our Consolidated Balance Sheet. Changes in the gross balances, including originations, maturities, sales, write-offs and repayments in the normal course of operations, impact the ACL.

*Allowance on Performing Loans*

We maintain an allowance in order to cover impairment in the existing portfolio for loans that have not yet been individually identified as impaired. Our approach to establishing and maintaining the allowance on performing loans is based on the requirements of IFRS 9, considering guidelines issued by OSFI.

Under the IFRS 9 ECL methodology, an allowance is recorded for ECL on financial assets regardless of whether there has been an actual impairment. We recognize an ACL at an amount generally equal to 12-month ECL, if the credit risk at the reporting date has not increased significantly since initial recognition (Stage 1). We will record ECL over the remaining life of performing financial assets that are considered to have experienced a significant increase in credit risk (Stage 2).

The determination of a significant increase in credit risk takes into account many different factors and varies by product and risk segment. Our methodology for determining a significant increase in credit risk is based on the change in PD between origination and reporting date, assessed using probability-weighted scenarios, as well as certain other criteria, such as 30-day past due and watchlist status.

For each exposure, ECL is a function of PD, exposure at default (EAD) and loss given default (LGD), with the timing of the expected loss also considered, and is estimated by incorporating forward-looking economic information and using experienced credit judgment to reflect factors not captured in ECL models.

PD represents the likelihood that a loan will not be repaid and will go into default within either a 12-month horizon for Stage 1 or a lifetime horizon for Stage 2. PD for each individual financial asset is modelled based on historical data and is estimated based on current market conditions and reasonable and supportable information about future economic conditions.

EAD is modelled based on historical data and represents an estimate of the amount of credit exposure outstanding at the time a default may occur. For off-balance sheet and undrawn amounts, EAD includes an estimate of any further amounts to be drawn at the time of default.

LGD is the amount that may not be recovered in the event of default and is modelled based on historical data and reasonable and supportable information about future economic conditions, where appropriate. LGD takes into consideration the amount and quality of any collateral held.

We consider past events, current market conditions and reasonable and supportable forward-looking information about future economic conditions in determining the amount of expected losses. In assessing information about possible future economic conditions, we utilize multiple economic scenarios, including our base case scenario, which in our view represents the most probable outcome, as well as upside, downside and severe downside scenarios, all of which are developed by our Economics group. Key economic variables used in determining the ACL reflect the geographic diversity of our portfolios, where appropriate.

In considering the lifetime of a loan, the contractual period of the loan, including prepayment, extension and other options, is generally used. For revolving instruments, such as credit cards, which may not have a defined contractual period, the lifetime is based on historical behaviour.

Our ECL methodology also requires the use of experienced credit judgment to incorporate the estimated impact of factors that are not captured in the modelled ECL results. We applied experienced credit judgment to reflect the continuing impact of the uncertain environment on credit conditions and the economy.

*Allowance on Impaired Loans*
We review our loans on an ongoing basis to assess whether any loans should be classified as impaired and whether an allowance or write-off should be recorded (excluding credit card loans, which are written off when principal or interest payments are 180 days past due). The review of individually significant impaired loans is conducted at least quarterly by account managers, each of whom assesses the ultimate collectability and estimated recoveries for a specific loan based on all events and conditions that are relevant to the loan. This assessment is then reviewed and approved by an independent credit officer.

**Individually Significant Impaired Loans**
To determine the amount we expect to recover from an individually significant impaired loan, we use the value of the estimated future cash flows discounted at the loan's original effective interest rate. The determination of estimated future cash flows of a collateralized impaired loan reflects our best estimate of the realization of the underlying security, net of expected costs and any amounts legally required to be paid to the borrower. This estimate may change over time as new information becomes available or as work-out strategies evolve, resulting in revisions to the allowance. Security can vary by type of loan and may be in the form of cash, securities, real estate properties, accounts receivable, guarantees, inventory or other capital assets.

**Individually Insignificant Impaired Loans**
Residential mortgages, consumer instalment loans, other personal loans and some small business loans are individually insignificant and may be assessed individually or collectively for losses at the time of impairment, taking into account historical loss experience and expectations of future economic conditions.

Collectively assessed loans are grouped together by similar risk characteristics, such as type of instrument, geographic location, industry, type of collateral and term to maturity.

The following table shows the continuity in the loss allowance, by product type, for the years ended October 31, 2025 and 2024. Transfers represent the amount of ECL that moved between stages during the year; for example, from a 12-month (Stage 1) to a lifetime (Stage 2) ECL measurement basis. Net remeasurement represents the ECL impact due to transfers between stages, as well as changes in economic forecasts and credit quality. Model changes include the ECL impact of new calculation models or methodologies.

| (Canadian $ in millions) | 2025 | | | | 2024 | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Stage 1 | Stage 2 | Stage 3 (1) | Total | Stage 1 | Stage 2 | Stage 3 (1) | Total |
| **Loans: Residential mortgages** | | | | | | | | |
| Balance as at beginning of year | $ 56 | $ 186 | $ 19 | $ 261 | $ 73 | $ 151 | $ 10 | $ 234 |
| Transfer to Stage 1 | 151 | (148) | (3) | – | 132 | (130) | (2) | – |
| Transfer to Stage 2 | (15) | 50 | (35) | – | (26) | 42 | (16) | – |
| Transfer to Stage 3 | – | (44) | 44 | – | (1) | (29) | 30 | – |
| Net remeasurement of loss allowance | (135) | 154 | 54 | 73 | (142) | 170 | 36 | 64 |
| Loan originations | 23 | – | – | 23 | 24 | – | – | 24 |
| Derecognitions and maturities | (5) | (16) | – | (21) | (3) | (13) | – | (16) |
| Model changes | (20) | (3) | – | (23) | (1) | (5) | – | (6) |
| Total PCL (2) | (1) | (7) | 60 | 52 | (17) | 35 | 48 | 66 |
| Write-offs (3) | – | – | (10) | (10) | – | – | (5) | (5) |
| Recoveries of previous write-offs | – | – | 9 | 9 | – | – | 7 | 7 |
| Foreign exchange and other | 1 | – | (66) | (65) | – | – | (41) | (41) |
| Balance as at end of year | $ 56 | $ 179 | $ 12 | $ 247 | $ 56 | $ 186 | $ 19 | $ 261 |
| **Loans: Consumer instalment and other personal** | | | | | | | | |
| Balance as at beginning of year | $ 197 | $ 471 | $ 175 | $ 843 | $ 220 | $ 434 | $ 152 | $ 806 |
| Transfer to Stage 1 | 331 | (310) | (21) | – | 301 | (283) | (18) | – |
| Transfer to Stage 2 | (62) | 114 | (52) | – | (44) | 91 | (47) | – |
| Transfer to Stage 3 | (7) | (177) | 184 | – | (7) | (133) | 140 | – |
| Net remeasurement of loss allowance | (317) | 421 | 483 | 587 | (237) | 355 | 437 | 555 |
| Loan originations | 32 | – | – | 32 | 54 | – | – | 54 |
| Derecognitions and maturities | (19) | (40) | – | (59) | (16) | (38) | (12) | (66) |
| Model changes | 46 | 77 | – | 123 | 15 | 46 | – | 61 |
| Total PCL (2) | 4 | 85 | 594 | 683 | 66 | 38 | 500 | 604 |
| Write-offs (3) | – | – | (692) | (692) | – | – | (623) | (623) |
| Recoveries of previous write-offs | – | – | 151 | 151 | – | – | 195 | 195 |
| Foreign exchange and other | (1) | (1) | (68) | (70) | (89) | (1) | (49) | (139) |
| Balance as at end of year | $ 200 | $ 555 | $ 160 | $ 915 | $ 197 | $ 471 | $ 175 | $ 843 |
| **Loans: Credit cards** | | | | | | | | |
| Balance as at beginning of year | $ 233 | $ 472 | $ – | $ 705 | $ 188 | $ 308 | $ – | $ 496 |
| Transfer to Stage 1 | 239 | (239) | – | – | 226 | (226) | – | – |
| Transfer to Stage 2 | (115) | 116 | (1) | – | (64) | 64 | – | – |
| Transfer to Stage 3 | (9) | (453) | 462 | – | (6) | (290) | 296 | – |
| Net remeasurement of loss allowance | (194) | 633 | 311 | 750 | (182) | 633 | 308 | 759 |
| Loan originations | 52 | – | – | 52 | 76 | – | – | 76 |
| Derecognitions and maturities | (13) | (50) | – | (63) | (8) | (27) | – | (35) |
| Model changes | (2) | 135 | – | 133 | 4 | 9 | – | 13 |
| Total PCL (2) | (42) | 142 | 772 | 872 | 46 | 163 | 604 | 813 |
| Write-offs (3) | – | – | (903) | (903) | – | – | (720) | (720) |
| Recoveries of previous write-offs | – | – | 209 | 209 | – | – | 171 | 171 |
| Foreign exchange and other | (3) | (11) | (78) | (92) | (1) | 1 | (55) | (55) |
| Balance as at end of year | $ 188 | $ 603 | $ – | $ 791 | $ 233 | $ 472 | $ – | $ 705 |
| **Loans: Business and government** | | | | | | | | |
| Balance as at beginning of year | $ 892 | $ 1,698 | $ 537 | $ 3,127 | $ 1,043 | $ 1,155 | $ 533 | $ 2,731 |
| Transfer to Stage 1 | 553 | (510) | (43) | – | 601 | (575) | (26) | – |
| Transfer to Stage 2 | (254) | 362 | (108) | – | (278) | 394 | (116) | – |
| Transfer to Stage 3 | (8) | (388) | 396 | – | (9) | (310) | 319 | – |
| Net remeasurement of loss allowance | (419) | 1,166 | 1,476 | 2,223 | (599) | 1,189 | 1,748 | 2,338 |
| Loan originations | 285 | – | – | 285 | 278 | 8 | – | 286 |
| Derecognitions and maturities | (146) | (402) | – | (548) | (147) | (308) | (11) | (466) |
| Model changes | 24 | 27 | – | 51 | 53 | 57 | – | 110 |
| Total PCL (2) | 35 | 255 | 1,721 | 2,011 | (101) | 455 | 1,914 | 2,268 |
| Write-offs (3) | – | – | (1,367) | (1,367) | – | – | (1,802) | (1,802) |
| Recoveries of previous write-offs | – | – | 314 | 314 | – | – | 194 | 194 |
| Foreign exchange and other | 4 | 44 | (347) | (299) | (50) | 88 | (302) | (264) |
| Balance as at end of year | $ 931 | $ 1,997 | $ 858 | $ 3,786 | $ 892 | $ 1,698 | $ 537 | $ 3,127 |
| Total as at end of year | $ 1,375 | $ 3,334 | $ 1,030 | $ 5,739 | $ 1,378 | $ 2,827 | $ 731 | $ 4,936 |
| Comprising: Loans | $ 1,119 | $ 2,957 | $ 974 | $ 5,050 | $ 1,143 | $ 2,560 | $ 653 | $ 4,356 |
| Other credit instruments (4) | 256 | 377 | 56 | 689 | 235 | 267 | 78 | 580 |

(1) Includes changes in allowance for purchased credit impaired (PCI) loans.
(2) Excludes PCL on other assets of $(1) million for the year ended October 31, 2025 ($10 million for the year ended October 31, 2024).
(3) Generally, we continue to seek recovery on amounts that were written off during the year, unless the loan is sold, we no longer have the right to collect or we have exhausted all reasonable efforts to collect.
(4) Other credit instruments, including off-balance sheet items, are recorded in other liabilities in our Consolidated Balance Sheet.

## Credit Risk Exposure

The following table sets out our credit risk exposure for all loans carried at amortized cost, FVOCI or FVTPL as at October 31, 2025 and 2024. Stage 1 represents performing loans carried with up to a 12-month ECL, Stage 2 represents performing loans carried with a lifetime ECL and Stage 3 represents loans with a lifetime ECL that are credit impaired.

| (Canadian $ in millions) | 2025 | | | | 2024 | | | |
|---|---|---|---|---|---|---|---|---|
| | Stage 1 | Stage 2 | Stage 3 (1) (2) | Total | Stage 1 | Stage 2 | Stage 3 (1) (2) | Total |
| **Loans: Residential mortgages** (3) | | | | | | | | |
| Exceptionally low | $ 1 | $ – | $ – | $ 1 | $ 1 | $ – | $ – | $ 1 |
| Very low | 110,299 | 844 | – | 111,143 | 86,730 | 5,631 | – | 92,361 |
| Low | 50,148 | 3,051 | – | 53,199 | 52,111 | 15,080 | – | 67,191 |
| Medium | 7,048 | 6,713 | – | 13,761 | 7,402 | 5,329 | – | 12,731 |
| High | 240 | 3,032 | – | 3,272 | 268 | 2,622 | – | 2,890 |
| Not rated (4) | 12,802 | 952 | – | 13,754 | 14,207 | 1,042 | – | 15,249 |
| Impaired | – | – | 903 | 903 | – | – | 657 | 657 |
| Gross residential mortgages | 180,538 | 14,592 | 903 | 196,033 | 160,719 | 29,704 | 657 | 191,080 |
| ACL | 56 | 178 | 12 | 246 | 56 | 185 | 10 | 251 |
| Carrying amount | 180,482 | 14,414 | 891 | 195,787 | 160,663 | 29,519 | 647 | 190,829 |
| **Loans: Consumer instalment and other personal** | | | | | | | | |
| Exceptionally low | 9,984 | 1 | – | 9,985 | 9,162 | 145 | – | 9,307 |
| Very low | 21,962 | 35 | – | 21,997 | 20,466 | 903 | – | 21,369 |
| Low | 26,238 | 2,682 | – | 28,920 | 26,125 | 4,575 | – | 30,700 |
| Medium | 6,991 | 5,566 | – | 12,557 | 7,405 | 5,526 | – | 12,931 |
| High | 670 | 2,164 | – | 2,834 | 789 | 2,017 | – | 2,806 |
| Not rated (4) | 14,812 | 1,009 | – | 15,821 | 14,522 | 475 | – | 14,997 |
| Impaired | – | – | 627 | 627 | – | – | 577 | 577 |
| Gross consumer instalment and other personal | 80,657 | 11,457 | 627 | 92,741 | 78,469 | 13,641 | 577 | 92,687 |
| ACL | 182 | 532 | 160 | 874 | 183 | 447 | 168 | 798 |
| Carrying amount | 80,475 | 10,925 | 467 | 91,867 | 78,286 | 13,194 | 409 | 91,889 |
| **Loans: Credit cards** (5) | | | | | | | | |
| Exceptionally low | 1,643 | – | – | 1,643 | 1,660 | – | – | 1,660 |
| Very low | 2,129 | 4 | – | 2,133 | 2,166 | 1 | – | 2,167 |
| Low | 1,846 | 80 | – | 1,926 | 2,110 | 60 | – | 2,170 |
| Medium | 3,550 | 1,191 | – | 4,741 | 4,544 | 824 | – | 5,368 |
| High | 592 | 1,232 | – | 1,824 | 746 | 922 | – | 1,668 |
| Not rated (4) | 260 | 122 | – | 382 | 430 | 149 | – | 579 |
| Impaired | – | – | – | – | – | – | – | – |
| Gross credit cards | 10,020 | 2,629 | – | 12,649 | 11,656 | 1,956 | – | 13,612 |
| ACL | 125 | 527 | – | 652 | 161 | 421 | – | 582 |
| Carrying amount | 9,895 | 2,102 | – | 11,997 | 11,495 | 1,535 | – | 13,030 |
| **Loans: Business and government** (3) (6) | | | | | | | | |
| Acceptable | | | | | | | | |
| Investment grade | 188,707 | 3,873 | – | 192,580 | 191,742 | 3,437 | – | 195,179 |
| Sub-investment grade | 139,069 | 22,700 | – | 161,769 | 147,713 | 15,078 | – | 162,791 |
| Watchlist | 123 | 21,466 | – | 21,589 | 238 | 22,535 | – | 22,773 |
| Impaired | – | – | 5,561 | 5,561 | – | – | 4,609 | 4,609 |
| Gross business and government | 327,899 | 48,039 | 5,561 | 381,499 | 339,693 | 41,050 | 4,609 | 385,352 |
| ACL | 756 | 1,720 | 802 | 3,278 | 743 | 1,507 | 475 | 2,725 |
| Carrying amount | 327,143 | 46,319 | 4,759 | 378,221 | 338,950 | 39,543 | 4,134 | 382,627 |
| **Total gross loans and acceptances** | 599,114 | 76,717 | 7,091 | 682,922 | 590,537 | 86,351 | 5,843 | 682,731 |
| **Total net loans and acceptances** | 597,995 | 73,760 | 6,117 | 677,872 | 589,394 | 83,791 | 5,190 | 678,375 |
| **Commitments and financial guarantee contracts** | | | | | | | | |
| Acceptable | | | | | | | | |
| Investment grade | 202,913 | 1,544 | – | 204,457 | 198,132 | 787 | – | 198,919 |
| Sub-investment grade | 65,393 | 13,733 | – | 79,126 | 68,177 | 6,647 | – | 74,824 |
| Watchlist | 6 | 9,086 | – | 9,092 | 59 | 8,765 | – | 8,824 |
| Impaired | – | – | 1,660 | 1,660 | – | – | 1,373 | 1,373 |
| Gross commitments and financial guarantee contracts | 268,312 | 24,363 | 1,660 | 294,335 | 266,368 | 16,199 | 1,373 | 283,940 |
| ACL | 256 | 377 | 56 | 689 | 235 | 267 | 78 | 580 |
| Carrying amount (7) (8) | $ 268,056 | $ 23,986 | $ 1,604 | $ 293,646 | $ 266,133 | $ 15,932 | $ 1,295 | $ 283,360 |

(1) Includes PCI loans.

(2) 94% of Stage 3 loans were either fully or partially collateralized as at October 31, 2025 (92% as at October 31, 2024).

(3) Includes $79 million ($163 million as at October 31, 2024) of residential mortgages and $13,231 million ($12,431 million as at October 31, 2024) of business and government loans that are classified and measured at FVTPL, and not subject to ECL.

(4) Includes purchased portfolios and certain cases where an internal risk rating is not assigned. Alternative credit risk assessments, rating methodologies, policies and tools are used to manage credit risk for these portfolios.

(5) Credit card loans are immediately written off when principal or interest payments are 180 days past due, and as a result are not reported as impaired in Stage 3.

(6) Includes customers' liability under acceptances.

(7) Represents the total contractual amounts of undrawn credit facilities and other off-balance sheet exposures, excluding personal lines of credit and credit cards, which are unconditionally cancellable at our discretion.

(8) Certain commercial borrower commitments are conditional and may include recourse to counterparties.

Loans and ACL by geographic region as at October 31, 2025 and 2024 are as follows:

| (Canadian $ in millions) | | 2025 | | | | | | 2024 |
|---|---|---|---|---|---|---|---|---|
| | Gross amount | ACL on impaired loans (1) | ACL on performing loans (2) | Net amount | Gross amount | ACL on impaired loans (1) | ACL on performing loans (2) | Net amount |
| By geographic region (3) | | | | | | | | |
| Canada | $ 398,001 | $ 663 | $ 1,842 | $ 395,496 | $ 392,398 | $ 461 | $ 1,531 | $ 390,406 |
| United States | 272,996 | 311 | 2,203 | 270,482 | 277,718 | 192 | 2,141 | 275,385 |
| Other countries | 11,214 | – | 31 | 11,183 | 12,256 | – | 31 | 12,225 |
| Total | $ 682,211 | $ 974 | $ 4,076 | $ 677,161 | $ 682,372 | $ 653 | $ 3,703 | $ 678,016 |

(1) Excludes ACL on impaired loans of $56 million for other credit instruments, which is included in other liabilities ($78 million as at October 31, 2024).
(2) Excludes ACL on performing loans of $633 million for other credit instruments, which is included in other liabilities ($502 million as at October 31, 2024).
(3) Geographic region is based upon the country of ultimate risk.

Impaired (Stage 3) loans, including the related allowances, as at October 31, 2025 and 2024 are as follows:

| (Canadian $ in millions) | | 2025 | | | 2024 | |
|---|---|---|---|---|---|---|
| | Gross impaired amount | ACL on impaired loans (1) | Net impaired amount | Gross impaired amount | ACL on impaired loans (1) | Net impaired amount |
| Residential mortgages | $ 903 | $ 12 | $ 891 | $ 657 | $ 10 | $ 647 |
| Consumer instalment and other personal | 627 | 160 | 467 | 577 | 168 | 409 |
| Business and government (2) | 5,561 | 802 | 4,759 | 4,609 | 475 | 4,134 |
| Total | $ 7,091 | $ 974 | $ 6,117 | $ 5,843 | $ 653 | $ 5,190 |
| By geographic region (3) | | | | | | |
| Canada | $ 3,550 | $ 663 | $ 2,887 | $ 2,513 | $ 461 | $ 2,052 |
| United States | 3,540 | 311 | 3,229 | 3,327 | 192 | 3,135 |
| Other countries | 1 | – | 1 | 3 | – | 3 |
| Total | $ 7,091 | $ 974 | $ 6,117 | $ 5,843 | $ 653 | $ 5,190 |

(1) Excludes ACL on impaired loans of $56 million for other credit instruments, which is included in other liabilities ($78 million as at October 31, 2024).
(2) Includes customers' liability under acceptances.
(3) Geographic region is based upon the country of ultimate risk.

## Loans Past Due Not Impaired

Loans that are past due but not classified as impaired are loans for which customers have failed to make payments when contractually due but for which we expect the full amount of principal and interest payments to be collected. The following table presents loans that are past due but not classified as impaired as at October 31, 2025 and 2024. Loans for which payment is less than 30 days past due have been excluded, as they are not generally representative of the borrowers' ability to meet their payment obligations.

| (Canadian $ in millions) | | 2025 | | | 2024 | |
|---|---|---|---|---|---|---|
| | 30 to 89 days | 90 days or more (1) | Total | 30 to 89 days | 90 days or more (1) | Total |
| Residential mortgages | $ 854 | $ 7 | $ 861 | $ 696 | $ 15 | $ 711 |
| Credit cards, consumer instalment and other personal | 661 | 171 | 832 | 734 | 173 | 907 |
| Business and government | 616 | 8 | 624 | 689 | 16 | 705 |
| Total | $ 2,131 | $ 186 | $ 2,317 | $ 2,119 | $ 204 | $ 2,323 |

(1) Fully secured loans with amounts between 90 and 180 days past due that we have not classified as impaired totalled $7 million as at October 31, 2025 ($16 million as at October 31, 2024).

## ECL Sensitivity and Key Economic Variables

The allowance for performing loans is sensitive to changes in both economic forecasts and the probability weight assigned to each forecast scenario. Many of the factors have a high degree of interdependency, although there is no single factor to which loan loss allowances as a whole are sensitive.

The upside scenario as at October 31, 2025 assumes a materially stronger economic environment than the base case forecast, with lower unemployment rates.

As at October 31, 2025, our base case scenario depicts an economic environment with somewhat higher unemployment rates in the near term, largely in response to tariffs, and a moderate economic recovery over the medium term as trade policy uncertainty diminishes and interest rates decline further. Our base case forecast as at October 31, 2024 depicted a stronger economic environment prior to new tariffs taking effect.

If we assumed a 100% weight on the base case forecast and included the impact of loan migration by restaging, with other assumptions held constant, including the application of experienced credit judgment, the allowance for performing loans would be approximately $3,125 million as at October 31, 2025 ($2,625 million as at October 31, 2024) compared to the reported allowance for performing loans of $4,709 million ($4,205 million as at October 31, 2024).

Effective the second quarter of 2024, we added a fourth scenario to reflect a less severe downside (downside scenario), which improves the continuum of economic forecasts used in the allowance estimation. As at October 31, 2025, our downside scenario assumes a sharp contraction in the Canadian and U.S. economies in the near term, followed by a relatively slow recovery. Our severe downside scenario depicts an even deeper contraction in the Canadian and U.S. economies than in the downside scenario. The severe downside scenario as at October 31, 2024 broadly depicted a similar economic environment over the projection period. If we assumed a 100% severe downside economic forecast and included the impact of loan migration by restaging, with other assumptions held constant, including the application of experienced credit judgment, the allowance for performing loans would be approximately $7,975 million as at October 31, 2025 ($7,500 million as at October 31, 2024) compared to the reported allowance for performing loans of $4,709 million ($4,205 million as at October 31, 2024).

Actual results in a recession will differ, as our loan portfolio will change through time due to migration, growth, risk mitigation actions and other factors. In addition, our allowance will reflect the four economic scenarios used in assessing the allowance, with often unequal weightings attached to each scenario, which can change through time.

The following tables show the key economic variables used to estimate the allowance for performing loans forecast over the next 12 months or lifetime measurement period. The variables as at October 31, 2025 include the impact of tariffs and trade policy uncertainty on the economic outlook. While the values disclosed below are national variables, we use regional variables in the underlying models and consider factors impacting particular industries where appropriate.

| | As at October 31, 2025 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Scenarios | | | | | | | |
| All figures are average annual values | Upside | | Base | | Downside | | Severe downside | |
| | First 12 months | Remaining horizon (1) | First 12 months | Remaining horizon (1) | First 12 months | Remaining horizon (1) | First 12 months | Remaining horizon (1) |
| Real GDP growth rates (2) | | | | | | | | |
| Canada | 3.6% | 2.8% | 1.1% | 2.1% | (2.7)% | 1.6% | (4.0)% | 1.2% |
| United States | 4.5% | 2.4% | 1.7% | 1.8% | (2.3)% | 1.4% | (3.5)% | 1.3% |
| Corporate BBB 10-year spread | | | | | | | | |
| Canada | 1.2% | 1.8% | 1.7% | 2.0% | 3.4% | 3.0% | 4.2% | 3.5% |
| United States | 0.8% | 1.5% | 1.5% | 1.9% | 3.5% | 3.0% | 4.6% | 3.6% |
| Unemployment rates | | | | | | | | |
| Canada | 6.0% | 5.5% | 7.1% | 6.4% | 9.4% | 9.6% | 9.9% | 10.5% |
| United States | 3.6% | 3.1% | 4.5% | 4.4% | 6.8% | 7.5% | 7.5% | 8.4% |
| Housing Price Index (2) | | | | | | | | |
| Canada (3) | 3.9% | 5.8% | (0.4)% | 3.4% | (10.5)% | (0.7)% | (19.4)% | (5.0)% |
| United States (4) | 3.7% | 3.9% | 0.7% | 2.4% | (11.6)% | (1.1)% | (20.0)% | (4.3)% |

| | As at October 31, 2024 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Scenarios | | | | | | | |
| All figures are average annual values | Upside | | Base | | Downside | | Severe downside | |
| | First 12 months | Remaining horizon (1) | First 12 months | Remaining horizon (1) | First 12 months | Remaining horizon (1) | First 12 months | Remaining horizon (1) |
| Real GDP growth rates (2) | | | | | | | | |
| Canada | 4.6% | 2.6% | 1.8% | 1.9% | (2.3)% | 1.3% | (3.6)% | 1.2% |
| United States | 4.3% | 2.4% | 1.9% | 1.9% | (2.1)% | 1.4% | (3.4)% | 1.3% |
| Corporate BBB 10-year spread | | | | | | | | |
| Canada | 1.3% | 1.8% | 1.9% | 2.0% | 3.6% | 3.0% | 4.2% | 3.5% |
| United States | 0.9% | 1.6% | 1.6% | 2.0% | 3.4% | 3.1% | 4.6% | 3.6% |
| Unemployment rates | | | | | | | | |
| Canada | 5.3% | 4.8% | 7.0% | 6.8% | 8.8% | 9.4% | 9.8% | 10.5% |
| United States | 3.4% | 3.0% | 4.7% | 4.4% | 6.7% | 7.3% | 7.6% | 8.4% |
| Housing Price Index (2) | | | | | | | | |
| Canada (3) | 5.9% | 5.4% | 1.6% | 3.0% | (10.9)% | (1.0)% | (19.0)% | (5.0)% |
| United States (4) | 5.9% | 4.0% | 2.8% | 2.6% | (9.6)% | (1.0)% | (19.3)% | (4.3)% |

(1) The remaining forecast period is two years.
(2) Real gross domestic product (GDP) and housing price index are averages of quarterly year-over-year growth rates.
(3) In Canada, we use the Housing Price Index Benchmark Composite.
(4) In the United States, we use the National Case-Shiller House Price Index.

The ECL approach requires the recognition of credit losses generally based on 12 months of expected losses for performing loans (Stage 1) and the recognition of lifetime expected losses on performing loans that have experienced a significant increase in credit risk since origination (Stage 2). Under our current probability-weighted scenarios, if all of our performing loans were in Stage 1, our models would generate an allowance for performing loans of approximately $3,375 million ($3,050 million as at October 31, 2024) compared to the reported allowance for performing loans of $4,709 million as at October 31, 2025 ($4,205 million as at October 31, 2024).

## Renegotiated Loans
From time to time we modify the contractual terms of a loan due to the poor financial condition of the borrower. Modifications may include reductions in interest rates, maturity date extensions, payment holidays, payment forgiveness or debt consolidation. We assess renegotiated loans for impairment in line with our existing policies for impairment. When an impaired loan is renegotiated, it will return to performing status when none of the criteria for classification as impaired continue to apply and the borrower has demonstrated good payment behaviour on the restructured terms over a period of time.

The net carrying value of loans with lifetime ACL modified during the year ended October 31, 2025 was $2,606 million ($1,595 million in 2024). As at October 31, 2025, loans previously modified with gross carrying value of $2 million ($3 million as at October 31, 2024) had their loss allowance during the year change from lifetime to 12-month ECL.

## Foreclosed Assets
Property or other assets that we receive from borrowers to satisfy their loan commitments are classified as either held for own use or held for sale, according to management's intention, and recorded initially at fair value for assets held for own use and at the lower of carrying value or fair value less costs to sell for any assets held for sale. Assets held for own use are subsequently accounted for in accordance with the relevant asset classification and assets held for sale are assessed for impairment.

As at October 31, 2025, real estate properties held for sale totalled $52 million ($67 million as at October 31, 2024). These properties are disposed of when considered appropriate. We do not occupy foreclosed properties for our own business use.

Notes

## Collateral

Collateral is used to manage credit risk related to securities borrowed or purchased under resale agreements, residential mortgages, consumer instalment and other personal loans, and business and government loans. Additional information on our collateral requirements is included in Notes 13 and 24, as well as in the blue-tinted font in the Enterprise-Wide Risk Management section of our Management's Discussion and Analysis.

# Note 4: Risk Management

We have an enterprise-wide approach to the identification, assessment, management (including mitigation), monitoring and reporting of risks faced across our organization. The key risks related to our financial instruments are classified as credit and counterparty, market, and liquidity and funding risks. Macroeconomic factors, including interest rates and unemployment rates, impact certain risks as outlined in the Enterprise-Wide Risk Management section of our Management's Discussion and Analysis, and where those risks are related to financial instruments, they have been included in the blue-tinted font as referenced below. The blue-tinted text and tables in the Enterprise-Wide Risk Management section of our Management's Discussion and Analysis form an integral part of these consolidated financial statements.

## Credit and Counterparty Risk

Credit and counterparty risk is the potential for financial loss due to the failure of an obligor (i.e., a borrower, endorser, guarantor or counterparty) to repay a loan or honour another predetermined financial obligation. Credit and counterparty risk underlies every lending activity that we enter into, and also arises in the holding of investment securities, transactions related to trading and other capital markets products, and activities related to securitization. This is the most significant measurable risk that we face.

Our risk management practices and key measures are disclosed in the blue-tinted font in the Enterprise-Wide Risk Management section of our Management's Discussion and Analysis. Additional information on credit risk related to loans and derivatives is included in Notes 3 and 7, respectively.

## Market Risk

Market risk is the potential for financial loss as a result of the impact to capital and earnings arising from adverse changes in market variables that may affect the bank's trading, underwriting and banking book positions, such as interest rates, foreign exchange rates, credit spreads, equity and commodity prices and their implied volatilities.

Our market risk management practices and key measures are disclosed in the blue-tinted font in the Enterprise-Wide Risk Management section of our Management's Discussion and Analysis.

## Liquidity and Funding Risk

Liquidity and funding risk is the potential for financial loss if the bank is unable to meet its financial commitments in a timely manner at reasonable prices as they come due. Financial commitments include liabilities to depositors and suppliers, as well as lending, investment and pledging commitments. It is our policy to maintain a level of liquid assets and funding capacity sufficient to meet our financial commitments, even in times of stress. Managing liquidity and funding risk is essential to maintaining enterprise soundness and safety, depositor confidence and earnings stability.

Our liquidity and funding risk management practices and key measures are disclosed in the blue-tinted font in the Enterprise-Wide Risk Management section of our Management's Discussion and Analysis.

# Note 5: Transfers of Financial Assets

## Transfers of Financial Assets that do not Qualify for Derecognition

*Loan Securitization*

We sell Canadian residential and commercial mortgages to third-party Canadian securitization programs, including the Canada Mortgage Bond program, and directly to third-party investors under the National Housing Act Mortgage-Backed Securities (NHA MBS) program. We assess whether substantially all of the risks and rewards of, or control over, the loans have been transferred in order to determine whether they qualify for derecognition. Under these programs, we are entitled to payment over time of the excess of the sum of interest and fees collected from customers in connection with the mortgages that were sold, over the yield paid to investors, less credit losses and other costs. We also act as counterparty in interest rate swap agreements, where we pay the interest due to Canada Mortgage Bond holders and receive the interest on the underlying mortgages, which are converted into MBS through the NHA MBS program and sold to Canada Housing Trust.

For some of these sales, we continue to be exposed to substantially all of the prepayment, interest rate and credit risk associated with the securitized mortgages, so they did not qualify for derecognition. We continue to recognize the mortgages in our Consolidated Balance Sheet and the related cash proceeds are recognized as secured financing as part of securitization and structured entities' liabilities in our Consolidated Balance Sheet. The interest and fees collected, net of the yield paid to investors, are recorded in net interest income using the effective interest method over the term of the securitization. Credit losses associated with the mortgages are recorded in the PCL. During the year ended October 31, 2025, we sold $4,621 million of mortgages to these programs ($3,687 million in 2024).

The following table presents the carrying values and fair values of transferred assets that did not qualify for derecognition and the associated liabilities relating to loan securitizations:

| (Canadian $ in millions) | | 2025 | | | 2024 |
|---|---|---|---|---|---|
| | Carrying value (1) | Fair value | Carrying value (1) | | Fair value |
| **Assets** | | | | | |
| Trading securities (2) | $ 22 | $ – | $ 106 | $ | – |
| Loans | 10,525 | – | 9,277 | | – |
| Other related assets (3) | 6,752 | – | 6,952 | | – |
| Total | $ 17,299 | $ 17,209 | $ 16,335 | $ | 16,118 |
| Associated liabilities (4) | $ 16,977 | $ 16,815 | $ 15,790 | $ | 15,598 |

(1) Carrying value of loans is net of ACL, where applicable.
(2) Trading securities represent CMO issued by third-party sponsored vehicles, where we do not substantially transfer all of the risks and rewards of ownership to third-party investors.
(3) Other related assets represent payments received on account of mortgages pledged under securitization programs that have not yet been applied against the associated liabilities. The payments received are held in permitted instruments on behalf of investors in the securitization vehicles until principal payments are required to be made on the associated liabilities. In order to compare all assets supporting the associated liabilities, this amount is added to the carrying value of the securitized assets in the table above.
(4) Associated liabilities are recognized in securitization and structured entities' liabilities in our Consolidated Balance Sheet.

*Securities Lent or Sold Under Repurchase Agreements*
Securities lent or sold under repurchase agreements represent short-term funding transactions in which we sell securities that we own and simultaneously commit to repurchase the same securities at a specified price on a specified date in the future. We retain substantially all of the risks and rewards associated with the securities and we continue to recognize them in our Consolidated Balance Sheet, with the obligation to repurchase these securities recorded as secured borrowing transactions at the amount owing. The carrying value of these securities approximates the carrying value of the associated liabilities due to their short-term nature. As at October 31, 2025, the carrying values of securities lent and securities sold under repurchase agreements were $15,011 million and $119,956 million, respectively ($12,913 million and $97,878 million, respectively, as at October 31, 2024). The interest expense related to these liabilities is recorded on an accrual basis in interest expense, securities sold but not yet purchased and securities lent or sold under repurchase agreements, in our Consolidated Statement of Income.

## Continuing Involvement in Transferred Financial Assets that Qualify for Derecognition
We retain the servicing rights, representing our continuing involvement, for certain mortgage and recreational vehicle loans purchased or originated in the United States that have been sold and derecognized. During the year ended October 31, 2025, we sold and derecognized $849 million of these loans ($10,249 million in 2024) and recognized a gain of $24 million (loss of $153 million in 2024) in non-interest revenue, other revenues. As at October 31, 2025, the carrying value of the servicing rights was $146 million ($169 million as at October 31, 2024) and the fair value was $170 million ($192 million as at October 31, 2024).

We retain residual interests, representing our continuing involvement, for certain commercial mortgage loans purchased or originated in the United States that have been sold and derecognized. During the year ended October 31, 2025, we sold and derecognized $3,863 million of these loans ($4,412 million in 2024) and recognized a gain of $44 million upon transfer ($49 million in 2024). The carrying values of our retained interests classified as debt securities at amortized cost and loans carried at amortized cost were $7 million and $92 million, respectively, as at October 31, 2025 ($7 million and $40 million, respectively, as at October 31, 2024). Fair value was equal to carrying value on these dates.

In addition, we hold U.S. government agency CMO issued by third-party sponsored vehicles, which we may further securitize by packaging them into new CMO prior to selling to third-party investors. If we have not substantially transferred all of the risks and rewards of ownership to third-party investors, we continue to recognize these CMO and the related cash proceeds as secured financing in our Consolidated Balance Sheet. During the year, we sold CMO that qualified for derecognition, where retained interests represent our continuing involvement and are managed as part of larger portfolios held for trading, liquidity or hedging purposes. Where we sold these CMO, associated gains and losses are recognized in non-interest revenue, trading revenues. As at October 31, 2025, the fair value of our retained interests in these CMO was $6 million, classified as trading securities in our Consolidated Balance Sheet ($6 million as at October 31, 2024). Refer to Note 2 for further information.

As noted above, we sell Canadian residential and commercial mortgages to third-party Canadian securitization programs, including the Canada Mortgage Bond program, and directly to third-party investors under the NHA MBS program. Some of these sales qualified for derecognition as we have transferred substantially all of the risks and rewards associated with the securitized mortgages. During the year ended October 31, 2025, we sold and derecognized $3,019 million of these loans ($2,157 million in 2024) and recognized a loss of $1 million (gain of $90 million in 2024) in non-interest revenue, other revenues. We retain some residual interests associated with the loans, representing our continuing involvement. The carrying value of our retained interests, classified as loans carried at fair value, was $145 million as at October 31, 2025 ($146 million as at October 31, 2024).

# Note 6: Structured Entities

We enter into certain transactions in the ordinary course of business which involve the establishment of SEs to facilitate or secure customer transactions and to obtain alternate sources of funding. We are required to consolidate a SE if we control the entity. We control a SE when we have power over the SE, exposure to variable returns as a result of our involvement and the ability to exercise power to affect the amount of our returns.

In assessing whether we control a SE, we consider the entire arrangement to determine the purpose and design of the SE, the nature of any rights held through contractual arrangements and whether we are acting as principal or agent.

We perform a reassessment of consolidation if facts and circumstances indicate that there have been changes to one or more of the elements of control over the SE. If the reassessment determines that we no longer control the SE, we will derecognize the related assets (including goodwill), liabilities and non-controlling interest at their carrying amounts and recognize any consideration received or retained interest at fair value, with any difference recognized as a gain or loss in our Consolidated Statement of Income. Information regarding our basis of consolidation is included in Note 1.

## Consolidated Structured Entities

*Bank Securitization Vehicles*

We use securitization vehicles to securitize our Canadian credit card loans, Canadian real estate lines of credit and Canadian auto loans in order to obtain alternate sources of funding. The structure of these vehicles limits the activities they can undertake and the types of assets they can hold, and the vehicles have limited decision-making authority. The vehicles issue term asset-backed securities (ABS) to fund their activities. We control and consolidate these vehicles, as we have the key decision-making powers necessary to obtain the majority of the benefits of their activities.

The following table presents the carrying values and fair values of assets and liabilities related to these consolidated securitization vehicles:

| (Canadian $ in millions) | | 2025 | | | | 2024 |
|---|---|---|---|---|---|---|
| | Carrying value (1) | | Fair value | Carrying value (1) | | Fair value |
| **Assets** | | | | | | |
| Credit cards | $ | **10,071** | $ **10,071** | $ 10,964 | $ | 10,964 |
| Consumer instalment and other personal (2) | | **5,158** | **5,152** | 3,732 | | 3,728 |
| Total | $ | **15,229** | $ **15,223** | $ 14,696 | $ | 14,692 |
| Associated liabilities (3) | $ | **7,017** | $ **7,068** | $ 9,151 | $ | 9,146 |

(1) Carrying value of loans is net of ACL.
(2) Includes real estate lines of credit in 2025 and real estate lines of credit and auto loans in 2024.
(3) Associated liabilities are recognized in securitization and structured entities' liabilities in our Consolidated Balance Sheet.

*Capital and Funding Vehicles*

We sponsor a trust established in connection with the issuance of our Limited Recourse Capital Notes (LRCNs), which holds BMO issued Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, issued concurrently with the LRCNs. We determined that we control and therefore consolidate this vehicle as we are exposed to its variable returns and have key decision-making powers over its activities. Refer to Note 16 for further information.

We have a funding vehicle, created under the covered bond program, that was established to guarantee payments due to the holders of bonds issued by us. We sell assets to this funding vehicle in exchange for an intercompany loan. Refer to Note 12 for further information on our covered bond deposit liabilities.

We have established a funding vehicle that issues commercial paper and floating rate notes (FRNs) to third parties. We pledge collateral to secure the commercial paper and FRNs in exchange for an intercompany loan. The outstanding amount of instruments issued by the vehicle totalled $15,394 million as at October 31, 2025 ($9,682 million as at October 31, 2024). Refer to Note 12 for further information on our commercial paper deposit liabilities.

For those vehicles that purchase assets from us or are designed to pass on our credit risk, we have determined that, based on either the rights of the arrangements or through our equity interest, we have significant exposure to the variable returns of the vehicles, and we control and therefore consolidate these vehicles. Additional information related to notes issued by, and assets sold to, these vehicles is provided in Notes 12 and 24, respectively.

*Other*

We have other consolidated SEs that were created to meet the needs of the bank and its customers. Aside from the exposure resulting from our involvement as a sponsor, we do not have other contractual or non-contractual arrangements that require us to provide financial support to these consolidated SEs.

## Unconsolidated Structured Entities

The table below presents amounts related to our interests in unconsolidated SEs:

| (Canadian $ in millions) | 2025 | | | 2024 | | |
|---|---|---|---|---|---|---|
| | Customer securitization vehicles (1) | Capital vehicles | Other securitization vehicles | Customer securitization vehicles (1) | Capital vehicles | Other securitization vehicles |
| **Interests recorded in our Consolidated Balance Sheet** | | | | | | |
| Financial Assets | | | | | | |
| Cash and cash equivalents | $ 104 | $ 4,519 | $ – | $ 107 | $ 5,536 | $ – |
| Trading securities | 12 | – | 32,048 | 170 | – | 21,485 |
| FVTPL securities | 84 | – | – | 40 | – | – |
| FVOCI securities | 1,465 | – | – | 1,484 | – | – |
| Derivatives | 3 | – | – | 1 | – | – |
| Other | 48 | 2 | 181 | 8 | – | 169 |
| Total | $ 1,716 | $ 4,521 | $ 32,229 | $ 1,810 | $ 5,536 | $ 21,654 |
| Financial Liabilities | | | | | | |
| Deposits | $ 104 | $ 4,519 | $ – | $ 107 | $ 5,536 | $ – |
| Derivatives | – | – | – | 3 | – | – |
| Other | – | 62 | – | – | 87 | – |
| Total | $ 104 | $ 4,581 | $ – | $ 110 | $ 5,623 | $ – |
| **Maximum exposure to loss** (2) | $ 21,290 | $ 1 | $ 32,229 | $ 20,998 | $ 1 | $ 21,654 |
| **Total assets of the entities** | $ 12,866 | $ 4,581 | $ 112,946 | $ 12,956 | $ 5,624 | $ 87,611 |

(1) Securities held that are issued by our Canadian and U.S. customer securitization vehicles comprise asset-backed commercial paper (ABCP) and are classified as either trading securities, FVTPL securities or FVOCI securities.

(2) Maximum exposure to loss represents securities held, undrawn liquidity facilities, any remaining unfunded committed amounts to the BMO funded vehicle, derivative assets and other assets.

*Customer Securitization Vehicles*

We sponsor customer securitization vehicles (also referred to as bank-sponsored multi-seller conduits) that provide our customers with alternate sources of funding through the securitization of their assets. These vehicles provide clients with access to financing either from BMO or in the ABCP markets by allowing them to sell their assets either directly into the vehicle or indirectly by selling an interest in the securitized assets into the vehicle, which then issues ABCP to either investors or BMO to fund the purchases. The sellers remain responsible for servicing the transferred assets and are first to absorb any losses realized on those assets. We are not responsible for servicing or absorbing the first loss and none of the sellers are affiliated with BMO. We earn fees for providing services related to the securitizations, including liquidity, distribution and financial arrangement fees for supporting the ongoing operations of the vehicles. We have determined that we act as agent on behalf of the sellers and therefore do not control these vehicles.

We provide liquidity facilities to the market-funded vehicles, which may require that we provide them with additional financing if certain events occur. The total committed and undrawn amount under these liquidity facilities and the undrawn amount of the BMO funded vehicle as at October 31, 2025 was $19,679 million ($19,296 million as at October 31, 2024). This amount is included within commitments as outlined in Note 24. Our interests in these vehicles as at October 31, 2025 and 2024 have been included in the Unconsolidated Structured Entities table above.

*Capital Vehicles*

We use capital vehicles to pass on our credit risk to security holders of the vehicles. In these situations, we are not exposed to significant default or credit risk. Our remaining exposure to variable returns is less than that of the note holders in these vehicles, who are exposed to our default and credit risk. We are not required to consolidate these vehicles.

*Other Securitization Vehicles*

Other securitization vehicles involve holdings in asset-backed securitizations. Where we sponsor SEs that securitize MBS into CMO, we may have interests through our holdings of CMO but we do not consolidate the SEs, as we do not have power to direct their relevant activities. These include government-sponsored agency securities such as U.S. government agency issuances. In determining whether we are a sponsor of a SE, we consider both qualitative and quantitative factors, including the purpose and nature of the entity, and our initial and continuing involvement. Subsequent to the securitization, we sell the CMO to third parties. Our maximum exposure to loss is limited to our on-balance sheet investments in these entities, included in the Unconsolidated Structured Entities table above.

Where the asset-backed instruments in these securitizations are transferred to third parties, but we do not substantially transfer all of the risks and rewards of ownership to the third-party investors, we continue to recognize the transferred assets, with the related cash proceeds recorded as secured financing in our Consolidated Balance Sheet in securitization and structured entities' liabilities. As at October 31, 2025, these transferred assets were carried at fair value totalling $31,264 million ($19,903 million as at October 31, 2024), with $27,568 million ($15,223 million as at October 31, 2024) recognized in securitization and structured entities' liabilities, also carried at fair value.

Where the asset-backed instruments in these securitizations are transferred to third parties and qualify for derecognition, we record the related gains or losses in non-interest revenue, trading revenues. We may also retain an interest in the CMO sold, which represents our continuing involvement. As at October 31, 2025, we held retained interests of $784 million ($1,582 million as at October 31, 2024) carried at fair value in our Consolidated Balance Sheet in securities, trading.

During the year ended October 31, 2025, we sold $67,264 million of MBS to these sponsored securitization vehicles ($31,832 million in 2024) and divested all interests in the securitized MBS, with any gains and losses recorded in our Consolidated Statement of Income in non-interest revenue, trading revenues.

We retain residual interests in certain commercial mortgage loans that have been either purchased or originated in the United States and then sold and derecognized through bank-sponsored SEs, which securitize these loans into MBS. During the year ended October 31, 2025, we sold and derecognized $2,111 million of these loans ($1,730 million in 2024) and recognized a gain of $24 million ($19 million in 2024). The carrying values of our retained interests classified as loans carried at amortized cost were $181 million as at October 31, 2025 ($169 million as at October 31, 2024). Fair value was equal to carrying value on these dates.

*BMO Managed Funds*
We have established a number of funds that we also manage. We assess whether we control these funds based on the economic interest we have in the funds, including investments in the funds and management fees earned from the funds, and any investors' rights to remove us as investment manager. We consolidate only those funds that we control. Our total interest in unconsolidated BMO managed funds was $1,196 million as at October 31, 2025 ($848 million as at October 31, 2024), with $278 million included in FVTPL securities and $918 million included in trading securities in our Consolidated Balance Sheet as at October 31, 2025 ($250 million and $598 million, respectively, as at October 31, 2024).

## Other Structured Entities
We purchase and hold investments in a variety of third-party SEs, including exchange-traded funds, mutual funds, limited partnerships, investment trusts, LIHTC entities and government-sponsored ABS vehicles, which are recorded in securities in our Consolidated Balance Sheet. We are considered to have an interest in these entities through our holdings and because we may act as a counterparty in certain derivatives contracts. We are not the investment manager or the sponsor of any of these entities. We are generally a passive investor and do not have power over the key decision-making activities of these entities. Our maximum exposure to loss from our investments is limited to the carrying amounts of our investments in these entities and any unutilized commitment we have provided.

## Sponsored Structured Entities
We may be deemed to be the sponsor of a SE if we are involved in its design, legal set-up or marketing. We may also be deemed to be the sponsor of a SE if market participants would reasonably associate the entity with us. Any interests in securitization vehicles we have sponsored are disclosed in the Unconsolidated Structured Entities table above.

## Financial Support Provided to Structured Entities
During the years ended October 31, 2025 and 2024, we did not provide any financial or non-financial support to any consolidated or unconsolidated SEs when we were not contractually obligated to do so. Furthermore, we have no intention of providing such support in the future.

# Note 7: Derivative Instruments

Derivative instruments are financial contracts that derive their value from underlying changes in interest rates, foreign exchange rates or other financial or commodity prices or indices.

Derivative instruments can be either regulated exchange-traded contracts or negotiated over-the-counter contracts. We use these instruments for trading purposes, as well as to manage our exposures, mainly to foreign currency and interest rate fluctuations, as part of our asset/liability management program.

## Types of Derivatives
*Swaps*
Swaps are contractual agreements between two parties to exchange a series of cash flows. The various swap agreements that we enter into are as follows:
- Interest rate swaps – counterparties generally exchange fixed and floating rate interest payments based on a notional value in a single currency.
- Cross-currency swaps – counterparties exchange fixed rate interest payments and principal amounts in different currencies.
- Cross-currency interest rate swaps – counterparties exchange fixed and/or floating rate interest payments and principal amounts in different currencies.
- Commodity swaps – counterparties generally exchange fixed and floating rate payments based on a notional value of a single commodity.
- Equity swaps – counterparties exchange the return on an equity security or a group of equity securities for the return based on a fixed or floating interest rate or the return on another equity security or group of equity securities.
- Credit default swaps – one counterparty pays the other a fee in exchange for that other counterparty agreeing to make a payment if a credit event occurs, such as bankruptcy or failure to pay.
- Total return swaps – one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a reference asset or group of assets, including returns such as interest earned on these assets, in exchange for amounts that are based on prevailing market funding rates.

*Forwards and Futures*
Forwards and futures are contractual agreements to either buy or sell a specified amount of a currency, commodity, interest rate-sensitive financial instrument or security at a specified price and date in the future.

Forwards are customized contracts transacted in the over-the-counter market. Futures are transacted in standardized amounts on regulated exchanges and are subject to daily cash margining.

*Options*

Options are contractual agreements that convey to the purchaser the right but not the obligation to either buy or sell a specified amount of a currency, commodity, interest rate financial instrument or security at a fixed future date or at any time within a fixed future period.

For options written by us, we receive a premium from the purchaser for accepting market risk.

For options purchased by us, we pay a premium for the right to exercise the option. Since we have no obligation to exercise the option, our primary exposure to risk is the potential credit risk if the writer of an over-the-counter contract fails to meet the terms of the contract.

Caps, collars and floors are specialized types of written and purchased options. They are contractual agreements in which the writer agrees to pay the purchaser, based on a specified notional amount, the difference between the market rate and the prescribed rate of the cap, collar or floor. The writer receives a premium for selling this instrument.

A swaption is an option granting its owner the right but not the obligation to enter into an underlying swap.

A futures option is an option contract in which the underlying instrument is a single futures contract.

The main risks associated with these derivative instruments are related to exposure to movements in interest rates, foreign exchange rates, credit quality, value of the underlying financial instrument or commodity, as applicable, and the possible inability of counterparties to meet the terms of the contracts.

## Embedded Derivatives

From time to time, we purchase or issue financial instruments containing embedded derivatives. The embedded derivative in a financial liability is separated from the host contract and carried at fair value if the economic characteristics of the derivative are not closely related to those of the host contract, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not measured at fair value. To the extent that we cannot reliably identify and measure the embedded derivative, the entire contract is carried at fair value, with changes in fair value reflected in non-interest revenue, in our Consolidated Statement of Income. Embedded derivatives in certain of our guaranteed investment certificate deposits are accounted for separately from the host instrument and presented within deposits in our Consolidated Balance Sheet.

## Contingent Features

Certain over-the-counter derivative instruments contain provisions that link the amount of collateral we are required to post or pay to our credit ratings, as determined by the major credit rating agencies. If our credit ratings were to be downgraded, certain counterparties to these derivative instruments could demand immediate and ongoing collateralization on derivative liability positions or request immediate payment. The aggregate fair value of all derivative instruments with collateral posting requirements that were in a liability position as at October 31, 2025 was $10,894 million ($9,656 million as at October 31, 2024), for which we have posted collateral of $9,117 million ($8,882 million as at October 31, 2024).

## Risks Hedged

*Interest Rate Risk*

We manage interest rate risk through interest rate futures, interest rate swaps and options, which are linked to and adjust the interest rate sensitivity of a specific asset, liability, forecasted transaction or firm commitment, or a specific pool of transactions with similar risk characteristics.

*Foreign Currency Risk*

We manage foreign currency risk through currency futures, foreign currency options, cross-currency swaps, foreign exchange spot transactions, forward contracts and deposits denominated in foreign currencies.

*Equity Price Risk*

We manage equity price risk through total return swaps.

## Trading Derivatives

Trading derivatives include derivatives entered into with customers to accommodate their risk management needs, market-making to facilitate customer-driven demand for derivatives, derivatives transacted on a limited basis to generate trading income from our principal trading positions, and certain derivatives entered into as part of our risk management strategy that do not qualify as hedges for accounting purposes (economic hedges).

We structure and market derivative products to enable customers to transfer, modify or reduce current or expected exposure to risks.

Principal trading activities include market-making and positioning activities. Market-making involves quoting bid and offer prices to other market participants with the intention of generating revenues based on spread and volume. Positioning activities involve managing market risk positions with the expectation of profiting from favourable movements in prices, rates or indices.

We may also economically hedge a portion of our U.S. dollar earnings through forward foreign exchange contracts and/or options to minimize fluctuations in our consolidated net income due to the translation of our U.S. dollar earnings. These contracts are recorded at fair value, with changes in fair value recorded in non-interest revenue, trading revenues, in our Consolidated Statement of Income.

Trading derivatives are recorded at fair value. Realized and unrealized gains and losses are generally recorded in non-interest revenue, trading revenues, in our Consolidated Statement of Income. Unrealized gains and losses on derivatives used to economically hedge certain exposures may be recorded in our Consolidated Statement of Income in the same line as the unrealized gains and losses arising from the exposures. Unrealized gains on trading derivatives are recorded as derivative instrument assets and unrealized losses are recorded as derivative instrument liabilities in our Consolidated Balance Sheet.

## Fair Value of Trading and Hedging Derivatives

Fair value represents a point-in-time estimate that may change in subsequent reporting periods due to market conditions or other factors. A discussion of the fair value measurement of derivatives is included in Note 17.

Fair values of our derivative instruments are as follows:

| (Canadian $ in millions) | | 2025 | | | | 2024 | |
|---|---|---|---|---|---|---|
| | Gross assets | Gross liabilities | Net | Gross assets | Gross liabilities | Net |
| **Trading** | | | | | | |
| **Interest Rate Contracts** | | | | | | |
| Swaps | $ 2,081 | $ (4,905) | $ (2,824) | $ 3,203 | $ (5,707) | $ (2,504) |
| Forward rate agreements | 96 | (155) | (59) | 477 | (281) | 196 |
| Purchased options | 2,783 | – | 2,783 | 2,574 | – | 2,574 |
| Written options | – | (2,639) | (2,639) | – | (2,341) | (2,341) |
| Futures | 4 | (10) | (6) | 21 | (10) | 11 |
| **Foreign Exchange Contracts** (1) | | | | | | |
| Cross-currency swaps | 2,796 | (311) | 2,485 | 1,989 | (1,378) | 611 |
| Cross-currency interest rate swaps | 11,078 | (12,349) | (1,271) | 9,777 | (10,867) | (1,090) |
| Forward foreign exchange contracts | 13,535 | (10,458) | 3,077 | 8,150 | (6,096) | 2,054 |
| Purchased options | 1,534 | – | 1,534 | 657 | – | 657 |
| Written options | – | (1,362) | (1,362) | – | (528) | (528) |
| **Commodity Contracts** | | | | | | |
| Swaps | 1,004 | (1,082) | (78) | 1,023 | (1,097) | (74) |
| Purchased options | 257 | – | 257 | 644 | – | 644 |
| Written options | – | (304) | (304) | – | (607) | (607) |
| Futures | 201 | (222) | (21) | 160 | (117) | 43 |
| **Equity Contracts** | 16,459 | (20,973) | (4,514) | 14,194 | (25,673) | (11,479) |
| **Credit Contracts** | | | | | | |
| Purchased | – | – | – | 1 | (10) | (9) |
| Written | 1 | – | 1 | 9 | (1) | 8 |
| Total fair value – trading derivatives | $ 51,829 | $ (54,770) | $ (2,941) | $ 42,879 | $ (54,713) | $ (11,834) |
| **Hedging** | | | | | | |
| **Interest Rate Contracts** (2) | | | | | | |
| Cash flow hedges – swaps | $ 2,931 | $ (464) | $ 2,467 | $ 2,148 | $ (915) | $ 1,233 |
| Fair value hedges – swaps | 786 | (1,926) | (1,140) | 1,464 | (1,589) | (125) |
| Total swaps | 3,717 | (2,390) | 1,327 | 3,612 | (2,504) | 1,108 |
| **Foreign Exchange Contracts** | | | | | | |
| Cash flow hedges | 1,576 | (1,553) | 23 | 699 | (1,080) | (381) |
| Fair value hedges | – | – | – | – | (2) | (2) |
| Net investment hedges | – | (16) | (16) | – | (4) | (4) |
| Total foreign exchange contracts | 1,576 | (1,569) | 7 | 699 | (1,086) | (387) |
| **Equity Contracts** | | | | | | |
| Cash flow hedges | 29 | – | 29 | 63 | – | 63 |
| Total equity contracts | 29 | – | 29 | 63 | – | 63 |
| Total fair value – hedging derivatives (3) | 5,322 | (3,959) | 1,363 | 4,374 | (3,590) | 784 |
| Total fair value – trading and hedging derivatives | 57,151 | (58,729) | (1,578) | 47,253 | (58,303) | (11,050) |
| Less: impact of master netting agreements | (43,254) | 43,254 | – | (31,576) | 31,576 | – |
| Total | $ 13,897 | $ (15,475) | $ (1,578) | $ 15,677 | $ (26,727) | $ (11,050) |

(1) Gold contracts are included in foreign exchange contracts.
(2) Includes the fair value of bond futures in fair value hedges rounded down to $nil million as at October 31, 2025 ($nil million as at October 31, 2024).
(3) The fair values of hedging derivatives wholly or partially offset the changes in fair values of the related on-balance sheet financial instruments.

Assets are presented net of liabilities to customers where we have a legally enforceable right to offset amounts and we intend to settle contracts on a net basis.

## Notional Amounts of Trading Derivatives

The notional amounts of our derivatives represent the amount to which a rate or price is applied in order to calculate the amount of cash that must be exchanged under the contract. Notional amounts do not represent assets or liabilities and therefore are not recorded in our Consolidated Balance Sheet.

| (Canadian $ in millions) | | | 2025 | | | 2024 |
|---|---|---|---|---|---|---|
| | Exchange-traded | Over-the-counter | Total | Exchange-traded | Over-the-counter | Total |
| **Interest Rate Contracts** | | | | | | |
| Swaps | $ – | $ 14,178,539 | $ 14,178,539 | $ – | $ 16,390,827 | $ 16,390,827 |
| Forward rate agreements | – | 841,547 | 841,547 | – | 3,414,449 | 3,414,449 |
| Purchased options | 130,231 | 369,216 | 499,447 | 136,796 | 253,694 | 390,490 |
| Written options | 54,221 | 385,166 | 439,387 | 26,468 | 255,721 | 282,189 |
| Futures | 1,737,629 | – | 1,737,629 | 1,735,442 | – | 1,735,442 |
| Total interest rate contracts | 1,922,081 | 15,774,468 | 17,696,549 | 1,898,706 | 20,314,691 | 22,213,397 |
| **Foreign Exchange Contracts** (1) | | | | | | |
| Cross-currency swaps | – | 63,306 | 63,306 | – | 64,100 | 64,100 |
| Cross-currency interest rate swaps | – | 1,235,923 | 1,235,923 | – | 891,272 | 891,272 |
| Forward foreign exchange contracts | – | 939,971 | 939,971 | – | 679,250 | 679,250 |
| Purchased options | 6,800 | 98,391 | 105,191 | 3,572 | 76,576 | 80,148 |
| Written options | 5,645 | 107,570 | 113,215 | 3,248 | 88,210 | 91,458 |
| Futures | 10,864 | – | 10,864 | 1,751 | – | 1,751 |
| Total foreign exchange contracts | 23,309 | 2,445,161 | 2,468,470 | 8,571 | 1,799,408 | 1,807,979 |
| **Commodity Contracts** | | | | | | |
| Swaps | – | 22,128 | 22,128 | – | 20,328 | 20,328 |
| Purchased options | 25,126 | 6,706 | 31,832 | 43,931 | 5,495 | 49,426 |
| Written options | 26,830 | 4,090 | 30,920 | 45,440 | 4,268 | 49,708 |
| Futures | 38,470 | – | 38,470 | 36,071 | – | 36,071 |
| Total commodity contracts | 90,426 | 32,924 | 123,350 | 125,442 | 30,091 | 155,533 |
| **Equity Contracts** | 256,701 | 187,279 | 443,980 | 333,126 | 138,034 | 471,160 |
| **Credit Contracts** | | | | | | |
| Purchased | – | 31,760 | 31,760 | – | 23,350 | 23,350 |
| Written | – | 23,507 | 23,507 | – | 16,211 | 16,211 |
| Total credit contracts | – | 55,267 | 55,267 | – | 39,561 | 39,561 |
| Total | $ 2,292,517 | $ 18,495,099 | $ 20,787,616 | $ 2,365,845 | $ 22,321,785 | $ 24,687,630 |

(1) Gold contracts are included in foreign exchange contracts.

Table excludes loan commitment derivatives with a notional amount of $6,219 million ($2,498 million as at October 31, 2024).

## Derivatives Used in Hedge Accounting

We apply the requirements of IAS 39 *Financial Instruments: Recognition and Measurement* for hedge accounting purposes. In accordance with our risk management strategy, we enter into various derivative contracts to hedge our interest rate, foreign currency and equity price exposures. We also use deposits, cross-currency swaps, foreign exchange forwards and options to hedge foreign currency exposure in our net investment in foreign operations.

When the hedged item is accounted for at FVTPL, there is a natural offset within the income statement with the related derivative. However, when we manage risks inherent in instruments that are accounted for at amortized cost, including loans and deposits, or FVOCI debt securities, we use hedge accounting in order to eliminate the mismatch between the hedged item and the mark-to-market derivative.

To the extent the instruments used to manage risk qualify for hedge accounting, we designate them in accounting hedge relationships. Our structural market risk strategies, including our approach to managing interest rate and foreign exchange risk, are discussed in the blue-tinted font in the Structural (Non-Trading) Market Risk section of our Management's Discussion and Analysis. In addition, our exposure to foreign exchange rate risk is discussed in the Non-Trading Foreign Exchange Risk section of our Management's Discussion and Analysis. Our exposure to, and approach to managing, equity price risk are discussed in the Other Share-Based Compensation – Mid-Term Incentive Plans section of Note 20.

By using derivatives to hedge exposures to changes in interest rates, foreign exchange rates and equity prices, we are also exposed to the credit risk of the derivative counterparty. We mitigate credit risk by entering into transactions with high-quality counterparties, requiring the counterparties to post collateral, entering into master netting agreements or settling through centrally cleared counterparties.

To qualify as an accounting hedge, the hedging relationship must be designated and formally documented at its inception, detailing the particular risk management objective and strategy for the hedge and the specific asset, liability or cash flow being hedged, as well as how effectiveness is to be assessed. Changes in the fair value of the derivative must be highly effective in offsetting changes in fair value or changes in the amount of future cash flows of the hedged item. We evaluate hedge effectiveness at the inception of the hedging relationship and on an ongoing basis, retrospectively and prospectively, primarily using a quantitative statistical regression analysis. We consider a hedging relationship highly effective when all of the following criteria have been met: correlation between the variables in the regression is at least 0.8; the slope of the regression is within a range of 0.8 to 1.25; and the confidence level of the slope is at least 95%. The practice is different for our net investment hedge, which is discussed in the Net Investment Hedges section below.

Any ineffectiveness in a hedging relationship is recognized as it arises in non-interest revenue, other revenues, in our Consolidated Statement of Income.

The following table outlines the notional amounts and average rates of derivatives and the carrying amounts of deposits designated as hedging instruments by term to maturity, hedge type and risk type, where applicable.

| (Canadian $ in millions, except as noted) | | Remaining term to maturity | | | | | 2025 | 2024 |
|---|---|---|---|---|---|---|---|---|
| | | Within 1 year | 1 to 3 years | 3 to 5 years | 5 to 10 years | Over 10 years | Total | Total |
| **Cash Flow Hedges** | | | | | | | | |
| **Interest rate risk – Interest rate swaps** | | | | | | | | |
| Notional amount | | $ 85,536 | $ 84,666 | $ 54,048 | $ 31,409 | $ 5,440 | $ 261,099 | $ 266,872 |
| Average fixed interest rate | | 3.49% | 3.06% | 3.53% | 3.22% | 3.87% | 3.33% | 3.75% |
| **Foreign exchange risk – Cross-currency swaps and foreign exchange forwards** (1) | | | | | | | | |
| CAD-USD pair | Notional amount | 10,865 | 16,681 | 11,303 | 334 | 50 | 39,233 | 40,933 |
| | Average fixed interest rate | 3.46% | 3.49% | 2.99% | 3.68% | 2.83% | 3.34% | 3.14% |
| | Average exchange rate: CAD-USD | 1.3341 | 1.3258 | 1.3560 | 1.3157 | 1.2327 | 1.3366 | 1.3252 |
| CAD-EUR pair | Notional amount | 6,732 | 8,066 | 3,310 | 1,807 | – | 19,915 | 17,399 |
| | Average fixed interest rate | 3.74% | 3.08% | 3.21% | 3.77% | – | 3.39% | 3.47% |
| | Average exchange rate: CAD-EUR | 1.4190 | 1.4588 | 1.4711 | 1.5935 | – | 1.4596 | 1.4293 |
| Other currency pairs (2) | Notional amount | 5,219 | 2,511 | 2,379 | 134 | – | 10,243 | 9,927 |
| | Average fixed interest rate | 2.63% | 4.23% | 4.12% | 5.13% | – | 3.40% | 3.26% |
| | Average exchange rate: CAD-Non USD/EUR | 1.7080 | 1.5621 | 1.3796 | 0.5717 | – | 1.5812 | 1.5391 |
| **Equity price risk – Total return swap** | | | | | | | | |
| Notional amount | | 552 | – | – | – | – | 552 | 480 |
| **Fair Value Hedges** | | | | | | | | |
| **Interest rate risk – Interest rate swaps** | | | | | | | | |
| Notional amount | | 65,785 | 59,859 | 58,913 | 31,494 | 4,458 | 220,509 | 188,278 |
| Average fixed interest rate | | 3.52% | 3.62% | 3.49% | 3.60% | 3.82% | 3.56% | 3.99% |
| **Interest rate risk – Bond futures (exchange-traded derivatives)** | | | | | | | | |
| Notional amount | | 432 | – | – | – | – | 432 | 1,479 |
| Average price in dollars | | 154 | – | – | – | – | 154 | 108 |
| **Foreign exchange risk – Cross-currency swaps** | | | | | | | | |
| USD-EUR pair | Notional amount | – | – | – | – | – | – | 21 |
| | Average fixed interest rate | – | – | – | – | – | – | 3.25% |
| | Average exchange rate: USD-EUR | – | – | – | – | – | – | 0.9706 |
| **Net Investment Hedges** | | | | | | | | |
| **Foreign exchange risk – Cross-currency swaps and foreign exchange forwards** | | | | | | | | |
| CAD-CNH pair | Notional amount | 669 | – | – | – | – | 669 | 677 |
| **Foreign exchange risk – Deposit liabilities** | | | | | | | | |
| USD denominated deposit – carrying amount | | 22,395 | – | – | – | – | 22,395 | 16,053 |
| GBP denominated deposit – carrying amount | | 355 | – | – | – | – | 355 | 300 |

(1) Under certain hedge strategies using cross-currency swaps, a CAD leg is inserted to create two swaps designated as separate hedges (for example, a EUR-USD cross-currency swap split into EUR-CAD and CAD-USD cross-currency swaps). The relevant notional amount is grossed up in this table, as the cross-currency swaps are disclosed by CAD-foreign currency pair.

(2) Includes CAD-AUD, CAD-CHF, CAD-CNH, CAD-GBP, CAD-HKD, CAD-JPY or CAD-NOK cross-currency swaps, where applicable.

*Cash Flow Hedges*

Cash flow hedges modify exposure to variability in cash flows for variable interest rate bearing instruments, foreign currency denominated assets and liabilities and certain cash-settled share-based payment grants subject to equity price risk. We use interest rate swaps with or without embedded options, cross-currency swaps, forwards and total return swaps to hedge this variability. We hedge the full amount of foreign exchange risk, but interest rate risk is hedged only to the extent of benchmark interest rates. The benchmark interest rate is a component of interest rate risk that is observable in the relevant financial markets; for example, Secured Overnight Financing Rate or Canadian Overnight Repo Rate Average (CORRA).

We determine the amount of the exposure to which hedge accounting is applied by assessing the potential impact of changes in interest rates, foreign exchange rates and equity prices on the future cash flows of floating rate loans and deposits, foreign currency denominated assets and liabilities and certain cash-settled share-based payments. This assessment is performed using analytical techniques such as simulation, sensitivity analysis, stress testing and gap analysis.

We record interest that we pay or receive on derivatives that hedge interest rate risk or foreign exchange risk in net interest income in our Consolidated Statement of Income over the life of the hedge. Interest paid on derivatives that hedge equity price risk on certain share-based payments is recorded in employee compensation expense.

The accounting mismatch that would otherwise occur is eliminated by recording changes in the fair value of the derivative that offset changes in the fair value of the hedged item for the designated hedged risk in other comprehensive income. Hedge ineffectiveness, the portion of the change in fair value of the derivative that does not offset changes in the fair value of the hedged item, is recorded directly in non-interest revenue, other revenues, in our Consolidated Statement of Income as it arises.

For cash flow hedges that are discontinued before the end of the original hedge term, the cumulative unrealized gain or loss recorded in other comprehensive income is amortized to our Consolidated Statement of Income in net interest income for interest rate swaps and employee compensation expense for total return swaps as the hedged item is recorded in earnings. If the hedged item is sold or settled, the entire unrealized gain or loss is recognized immediately in net interest income in our Consolidated Statement of Income. In general, we do not terminate our foreign exchange hedges before maturity.

For cash flow hedges, we use a hypothetical derivative to measure the hedged risk of floating rate loans, deposits, foreign currency denominated assets and liabilities or share-based payment grants. This hypothetical derivative matches the critical terms of the hedged items identically and perfectly offsets the hedged cash flow.

In our cash flow hedge relationships, the main sources of ineffectiveness are differences in interest rate indices, tenor and reset or settlement frequencies between hedging instruments and hedged items, and using hedging instruments without a floor in relationships for hedged items with a floor.

*Net Investment Hedges*
Net investment hedges mitigate our exposure to foreign exchange rate fluctuations related to our net investment in foreign operations.

Deposits denominated in foreign currencies, cross-currency swaps and foreign exchange forwards are designated as hedging instruments for a portion of our net investment in foreign operations. We designate the spot rate component of our hedging instruments in net investment hedges. The foreign currency translation of our net investment in foreign operations and the effective portion of the corresponding hedging instrument are recorded in net gains on translation of net foreign operations in other comprehensive income, instead of through the income statement in the case of the hedging instrument if hedge accounting had not been elected.

The effectiveness of our net investment hedge is determined using either the dollar offset method with spot foreign currency rates or a quantitative statistical regression analysis. As the notional amount of the hedging instruments and the hedged net investment in foreign operations are the same, there are no significant sources of ineffectiveness in these hedging relationships.

The following table contains information related to the hedging instruments, hedged items and hedge ineffectiveness for cash flow and net investment hedges for the years ended October 31, 2025 and 2024.

| (Canadian $ in millions) | | | | | **2025** |
|---|---|---|---|---|---|
| | Carrying amount of hedging instruments (1) | | Hedge ineffectiveness | | |
| | Asset | Liability | Gains (losses) on hedging derivatives used to calculate hedge ineffectiveness (2) | Gains (losses) on hypothetical derivatives used to calculate hedge ineffectiveness (2) | Ineffectiveness recorded in non-interest revenue, other revenues |
| **Cash Flow Hedges** | | | | | |
| Interest rate risk – Interest rate swaps | $ 2,931 | $ (464) | $ 1,319 | $ (1,382) | $ 3 |
| Foreign exchange risk – Cross-currency swaps and foreign exchange forwards | 1,576 | (1,553) | (214) | 214 | – |
| Equity price risk – Total return swaps | 29 | – | 258 | (258) | – |
| | 4,536 | (2,017) | 1,363 | (1,426) | 3 |
| **Net Investment Hedges** | | | | | |
| Foreign exchange risk – Cross-currency swaps and foreign exchange forwards | – | (16) | (5) | 3 | (2) |
| Foreign exchange risk – Deposit liabilities | – | (22,750) | (102) | 102 | – |
| Total | $ 4,536 | $ (24,783) | $ 1,256 | $ (1,321) | $ 1 |

| | | | | | 2024 |
|---|---|---|---|---|---|
| | Carrying amount of hedging instruments (1) | | Hedge ineffectiveness | | |
| | Asset | Liability | Gains (losses) on hedging derivatives used to calculate hedge ineffectiveness (2) | Gains (losses) on hypothetical derivatives used to calculate hedge ineffectiveness (2) | Ineffectiveness recorded in non-interest revenue, other revenues |
| **Cash Flow Hedges** | | | | | |
| Interest rate risk – Interest rate swaps | $ 2,148 | $ (915) | $ 3,552 | $ (3,615) | $ (12) |
| Foreign exchange risk – Cross-currency swaps and foreign exchange forwards | 699 | (1,080) | (251) | 251 | – |
| Equity price risk – Total return swaps | 63 | – | 165 | (165) | – |
| | 2,910 | (1,995) | 3,466 | (3,529) | (12) |
| **Net Investment Hedges** | | | | | |
| Foreign exchange risk – Cross-currency swaps and foreign exchange forwards | – | (4) | (23) | 19 | (4) |
| Foreign exchange risk – Deposit liabilities | – | (16,353) | (119) | 119 | – |
| Total | $ 2,910 | $ (18,352) | $ 3,324 | $ (3,391) | $ (16) |

(1) Represents unrealized gains (losses) recorded as part of derivative instruments in assets and liabilities, respectively, in our Consolidated Balance Sheet.
(2) Represents life to date amounts.

The following tables provide a reconciliation of the impacts of our cash flow hedges and net investment hedges in our Consolidated Statement of Comprehensive Income, on a pre-tax basis for the years ended October 31, 2025 and 2024.

| (Canadian $ in millions) | | | | | | 2025 |
|---|---|---|---|---|---|---|
| | | | | | **Balance in cash flow hedge AOCI / net foreign operations AOCI** | |
| | Balance October 31, 2024 | **Gains / (losses) recognized in OCI** | **Amount reclassified to net income as the hedged item affects net income** | **Balance October 31, 2025** (1) (2) | **Active hedges** | **Discontinued hedges** |
| **Cash Flow Hedges** | | | | | | |
| Interest rate risk | $ (2,480) | **$ 1,316** | **$ 1,600** | **$ 436** | **$ 2,453** | **$ (2,017)** |
| Foreign exchange risk | 357 | **(214)** | **(1)** | **142** | **142** | **–** |
| Equity price risk | 77 | **258** | **(151)** | **184** | **184** | **–** |
| | (2,046) | **1,360** | **1,448** | **762** | **2,779** | **(2,017)** |
| **Net Investment Hedges** | | | | | | |
| Foreign exchange risk | (2,324) | **(105)** | **–** | **(2,429)** | **(2,429)** | **–** |
| Total | $ (4,370) | **$ 1,255** | **$ 1,448** | **$ (1,667)** | **$ 350** | **$ (2,017)** |

| | | | | | | 2024 |
|---|---|---|---|---|---|---|
| | | | | | Balance in cash flow hedge AOCI / net foreign operations AOCI | |
| | Balance October 31, 2023 | Gains / (losses) recognized in OCI | Amount reclassified to net income as the hedged item affects net income | Balance October 31, 2024 (1) (2) | Active hedges | Discontinued hedges |
| **Cash Flow Hedges** | | | | | | |
| Interest rate risk | $ (8,015) | $ 3,564 | $ 1,971 | $ (2,480) | $ 1,695 | $ (4,175) |
| Foreign exchange risk | 610 | (251) | (2) | 357 | 357 | – |
| Equity price risk | (72) | 165 | (16) | 77 | 77 | – |
| | (7,477) | 3,478 | 1,953 | (2,046) | 2,129 | (4,175) |
| **Net Investment Hedges** | | | | | | |
| Foreign exchange risk | (2,186) | (138) | – | (2,324) | (2,324) | – |
| Total | $ (9,663) | $ 3,340 | $ 1,953 | $ (4,370) | $ (195) | $ (4,175) |

(1) Tax balance related to cash flow hedges accumulated other comprehensive income was $(235) million as at October 31, 2025 ($527 million as at October 31, 2024).
(2) Tax balance related to net investment hedges accumulated other comprehensive income was $622 million as at October 31, 2025 ($593 million as at October 31, 2024).

### *Fair Value Hedges*

Fair value hedges modify exposure to changes in a fixed rate instrument's fair value caused by changes in interest rates. These hedges economically convert fixed rate assets and liabilities to floating rate. We use cross-currency swaps, interest rate swaps and bond futures to hedge foreign exchange risk and interest rate risk, including benchmark interest rates inherent in fixed rate securities, a portfolio of mortgages, deposits and subordinated debt and other liabilities.

The carrying value of fixed rate assets or liabilities that are part of a hedging relationship is adjusted for the change in value of the risk being hedged. To the extent that the change in the fair value of the derivative does not offset changes in the fair value of the hedged item for the risk being hedged, the net amount (hedge ineffectiveness) is recorded directly in non-interest revenue, other revenues, in our Consolidated Statement of Income.

For fair value hedges that are discontinued, we cease adjusting the hedged item. The cumulative fair value adjustment of the hedged item is then amortized to net interest income over the hedged item's remaining term to maturity. If the hedged item is sold or settled, the cumulative fair value adjustment is included in the gain or loss on sale or settlement.

In our fair value hedge relationships, the main sources of ineffectiveness are our own credit risk on the fair value of the swap and differences in terms such as fixed interest rate or reset/settlement frequency between the swap and the hedged item.

The amounts related to derivatives designated as fair value hedging instruments, hedged items and hedge ineffectiveness for the years ended October 31, 2025 and 2024 are as follows:

| (Canadian $ in millions) | | | | | | | | 2025 |
|---|---|---|---|---|---|---|---|---|
| | **Carrying amount of hedging derivatives** (1) | | **Hedge ineffectiveness** | | | | **Accumulated amount of fair value hedge gains (losses) on hedged items** | |
| | **Asset** | **Liability** | **Gains (losses) on hedging derivatives used to calculate hedge ineffectiveness** | **Gains (losses) on hedged item used to calculate hedge ineffectiveness** | **Ineffectiveness recorded in non-interest revenue, other revenues** | **Carrying amount of the hedged item** (2) | **Active hedges** | **Discontinued hedges** |
| **Fair Value Hedge** (3) | | | | | | | | |
| Interest rate swaps | **$ 786** | **$ (1,926)** | **$ –** | **$ –** | **$ –** | **$ –** | **$ –** | **$ –** |
| Cross-currency swaps | **–** | **–** | **–** | **–** | **–** | **–** | **–** | **–** |
| Securities and loans | **–** | **–** | **(1,204)** | **1,170** | **(34)** | **133,830** | **1,747** | **(1,902)** |
| Deposits, subordinated debt and other liabilities | **–** | **–** | **291** | **(286)** | **5** | **(77,224)** | **(361)** | **429** |
| Total | **$ 786** | **$ (1,926)** | **$ (913)** | **$ 884** | **$ (29)** | **$ 56,606** | **$ 1,386** | **$ (1,473)** |

(1) Represents the unrealized gains (losses) within derivative instruments in assets and liabilities, respectively, in our Consolidated Balance Sheet.
(2) Represents the carrying value in our Consolidated Balance Sheet and includes amortized cost, before ACL, plus fair value hedge adjustments, except for FVOCI securities that are carried at fair value.
(3) Includes the fair value of bond futures rounded down to $nil million as at October 31, 2025.

| | Carrying amount of hedging derivatives (1) | | Hedge ineffectiveness | | | | Accumulated amount of fair value hedge gains (losses) on hedged items | |
|---|---|---|---|---|---|---|---|---|
| | Asset | Liability | Gains (losses) on hedging derivatives used to calculate hedge ineffectiveness | Gains (losses) on hedged item used to calculate hedge ineffectiveness | Ineffectiveness recorded in non-interest revenue, other revenues | Carrying amount of the hedged item (2) | Active hedges | Discontinued hedges |
| **Fair Value Hedge** (3) | | | | | | | | |
| Interest rate swaps | $ 1,464 | $ (1,589) | $ – | $ – | $ – | $ – | $ – | $ – |
| Cross-currency swaps | – | (2) | – | – | – | – | – | – |
| Securities and loans | – | – | (3,266) | 3,117 | (149) | 118,397 | 741 | (1,293) |
| Deposits, subordinated debt and other liabilities | – | – | 1,234 | (1,217) | 17 | (65,156) | (214) | 930 |
| Total | $ 1,464 | $ (1,591) | $ (2,032) | $ 1,900 | $ (132) | $ 53,241 | $ 527 | $ (363) |

(1) Represents the unrealized gains (losses) within derivative instruments in assets and liabilities, respectively, in our Consolidated Balance Sheet.
(2) Represents the carrying value in our Consolidated Balance Sheet and includes amortized cost, before ACL, plus fair value hedge adjustments, except for FVOCI securities that are carried at fair value.
(3) Includes the fair value of bond futures rounded down to $nil million as at October 31, 2024.

## Derivative-Related Market Risk

Derivative instruments are subject to market risk arising from the potential for a negative impact on the balance sheet and/or statement of income due to adverse changes in the value of derivative instruments as a result of changes in certain market variables. These variables include interest rates, foreign exchange rates, credit spreads, equity and commodity prices and their implied volatilities. We strive to limit our exposure to market risk by employing comprehensive governance and management processes for all market risk-taking activities.

## Derivative-Related Credit Risk

Derivative instruments are subject to credit risk arising from the possibility that counterparties may default on their obligations. The credit risk associated with a derivative normally represents an amount that is a small fraction of the notional amount of the derivative instrument. Derivative contracts generally expose us to potential credit loss if changes in market rates affect the counterparty's position unfavourably and the counterparty defaults on payment. Credit risk is represented by the positive fair value of the derivative instrument. We strive to limit our exposure to credit risk by dealing with counterparties that we believe are creditworthy, and we manage our credit risk for derivatives using the same credit risk process that we apply to loans and other credit assets.

We also pursue opportunities to reduce our exposure to credit losses on derivative instruments by securing collateral and entering into master netting agreements with counterparties. The credit risk associated with favourable contracts is mitigated by legally enforceable master netting agreements to the extent that unfavourable contracts with the same counterparty must be settled concurrently with favourable contracts.

Exchange-traded derivatives have limited potential for credit risk exposure, as they are settled net daily with each exchange.

Terms used in the credit risk tables below are as follows:

**Replacement cost** captures the loss that would occur if a counterparty were to default in the present or at a future time, assuming that the closeout and replacement of transactions occur instantaneously, and assuming no recovery on the value of those transactions in bankruptcy.

**Credit risk equivalent** represents the total replacement cost plus an amount representing the potential future credit risk exposure adjusted by a multiplier of 1.4, as outlined in OSFI's Capital Adequacy Requirements (CAR) Guideline.

**Risk-weighted assets** represent the credit risk equivalent, weighted on the basis of the creditworthiness of the counterparty and considering collateral, netting and other credit risk mitigants, as prescribed by OSFI.

| (Canadian $ in millions) | | | | 2025 | | | 2024 |
|---|---|---|---|---|---|---|---|
| | Replacement cost (1) | Credit risk equivalent (1) | Risk-weighted assets | Replacement cost (1) | Credit risk equivalent (1) | Risk-weighted assets |
| **Interest Rate Contracts** | | | | | | |
| **Over-the-counter** | | | | | | |
| Swaps | $ 1,839 | $ 7,493 | $ 1,501 | $ 2,404 | $ 7,797 | $ 1,125 |
| Forward rate agreements | 391 | 3,448 | 858 | 650 | 2,696 | 600 |
| Purchased options | 511 | 1,066 | 452 | 42 | 338 | 188 |
| Written options | 8 | 245 | 66 | 2 | 211 | 78 |
| | 2,749 | 12,252 | 2,877 | 3,098 | 11,042 | 1,991 |
| **Exchange-traded** | | | | | | |
| Futures | 9 | 49 | 1 | 122 | 279 | 6 |
| Purchased options | 2 | 7 | – | 8 | 19 | – |
| Written options | 2 | 5 | – | – | 1 | – |
| | 13 | 61 | 1 | 130 | 299 | 6 |
| Total interest rate contracts | 2,762 | 12,313 | 2,878 | 3,228 | 11,341 | 1,997 |
| **Foreign Exchange Contracts** (2) | | | | | | |
| **Over-the-counter** | | | | | | |
| Swaps | 1,927 | 8,407 | 779 | 1,559 | 7,218 | 825 |
| Forward foreign exchange contracts | 1,838 | 9,399 | 1,672 | 2,709 | 9,643 | 1,764 |
| Purchased options | 119 | 476 | 139 | 142 | 447 | 142 |
| Written options | 1 | 155 | 38 | 1 | 119 | 27 |
| | 3,885 | 18,437 | 2,628 | 4,411 | 17,427 | 2,758 |
| **Exchange-traded** | | | | | | |
| Futures | – | 1 | – | – | 1 | – |
| Purchased options | – | 2 | – | – | 3 | – |
| | – | 3 | – | – | 4 | – |
| Total foreign exchange contracts | 3,885 | 18,440 | 2,628 | 4,411 | 17,431 | 2,758 |
| **Commodity Contracts** | | | | | | |
| **Over-the-counter** | | | | | | |
| Swaps | 1,165 | 4,822 | 1,228 | 993 | 4,256 | 1,035 |
| Purchased options | 205 | 688 | 308 | 155 | 484 | 182 |
| Written options | 4 | 366 | 140 | 10 | 246 | 86 |
| | 1,374 | 5,876 | 1,676 | 1,158 | 4,986 | 1,303 |
| **Exchange-traded** | | | | | | |
| Futures | 246 | 1,028 | 21 | 176 | 594 | 12 |
| Purchased options | 28 | 178 | 4 | 179 | 319 | 6 |
| Written options | 15 | 157 | 3 | – | 73 | 1 |
| | 289 | 1,363 | 28 | 355 | 986 | 19 |
| Total commodity contracts | 1,663 | 7,239 | 1,704 | 1,513 | 5,972 | 1,322 |
| **Equity Contracts** | | | | | | |
| Over-the-counter | 306 | 10,247 | 2,132 | 199 | 8,625 | 1,645 |
| Exchange-traded | 2,036 | 3,909 | 78 | 675 | 2,899 | 58 |
| Total equity contracts | 2,342 | 14,156 | 2,210 | 874 | 11,524 | 1,703 |
| **Credit Contracts** | 24 | 177 | 22 | 103 | 309 | 39 |
| Total | $ 10,676 | $ 52,325 | $ 9,442 | $ 10,129 | $ 46,577 | $ 7,819 |

(1) Replacement cost and credit risk equivalent are presented after the impact of master netting agreements and calculated using the Standardized Approach for Counterparty Credit Risk (SA-CCR) in accordance with the CAR Guideline issued by OSFI. This table therefore excludes loan commitment derivatives.

(2) Gold contracts are included in foreign exchange contracts.

## Term to Maturity

Our derivative contracts have varying maturity dates. The remaining contractual terms to maturity for the notional amounts of our derivative contracts are as follows:

| (Canadian $ in millions) | | | Term to maturity | | | 2025 | 2024 |
|---|---|---|---|---|---|---|---|
| | Within 1 year | 1 to 3 years | 3 to 5 years | 5 to 10 years | Over 10 years | Total notional amounts | Total notional amounts |
| **Interest Rate Contracts** | | | | | | | |
| Swaps | $ 4,452,781 | $ 4,418,207 | $ 2,451,659 | $ 2,271,601 | $ 1,065,819 | $ 14,660,067 | $ 16,845,977 |
| Forward rate agreements, futures and options | 2,435,842 | 937,140 | 123,894 | 17,334 | 4,232 | 3,518,442 | 5,824,049 |
| Total interest rate contracts | 6,888,623 | 5,355,347 | 2,575,553 | 2,288,935 | 1,070,051 | 18,178,509 | 22,670,026 |
| **Foreign Exchange Contracts** (1) | | | | | | | |
| Swaps | 349,612 | 447,928 | 271,998 | 224,379 | 77,590 | 1,371,507 | 1,002,323 |
| Forward foreign exchange contracts | 903,972 | 27,903 | 4,423 | 1,336 | 3,006 | 940,640 | 679,927 |
| Futures | 10,616 | 248 | – | – | – | 10,864 | 1,751 |
| Options | 194,461 | 21,524 | 2,089 | 332 | – | 218,406 | 171,606 |
| Total foreign exchange contracts | 1,458,661 | 497,603 | 278,510 | 226,047 | 80,596 | 2,541,417 | 1,855,607 |
| **Commodity Contracts** | | | | | | | |
| Swaps | 15,030 | 6,088 | 601 | 409 | – | 22,128 | 20,328 |
| Futures | 24,278 | 12,212 | 1,492 | 488 | – | 38,470 | 36,071 |
| Options | 44,932 | 16,512 | 308 | 1,000 | – | 62,752 | 99,134 |
| Total commodity contracts | 84,240 | 34,812 | 2,401 | 1,897 | – | 123,350 | 155,533 |
| **Equity Contracts** | 354,512 | 65,709 | 17,852 | 5,796 | 663 | 444,532 | 471,640 |
| **Credit Contracts** | 2,240 | 15,860 | 26,136 | 9,698 | 1,333 | 55,267 | 39,561 |
| Total notional amount | $ 8,788,276 | $ 5,969,331 | $ 2,900,452 | $ 2,532,373 | $ 1,152,643 | $ 21,343,075 | $ 25,192,367 |

(1) Gold contracts are included in foreign exchange contracts.

Under the SA-CCR, this table excludes loan commitment derivatives.

# Note 8: Premises and Equipment

We record all owned premises and equipment at cost less accumulated depreciation and less any accumulated impairment, except land, which is recorded at cost. Buildings, computer equipment and operating system software, other equipment and leasehold improvements are depreciated on a straight-line basis over their estimated useful lives. When the major components of a building have different useful lives, they are accounted for separately and depreciated over each component's estimated useful life.

The maximum estimated useful lives we use to depreciate our assets are as follows:

| | |
|---|---|
| Buildings | 10 to 40 years |
| Computer equipment and operating system software | 5 to 7 years |
| Other equipment | 10 years |
| Leasehold improvements | Lease term to a maximum of 10 years |

Depreciation methods, useful lives and the residual values of premises and equipment are reviewed annually for any change in circumstances, and adjusted if appropriate. At each reporting period, we review whether there are any indications that premises and equipment need to be tested for impairment. If there is an indication that an asset may be impaired, we test for impairment by comparing the asset's carrying value to its recoverable amount. The recoverable amount is calculated as the higher of value in use and fair value less costs to sell. Value in use is the present value of the future cash flows expected to be derived from the asset. An impairment charge is recorded when the recoverable amount is less than the carrying value. We recorded write-downs on our premises and equipment of $16 million during the year ended October 31, 2025 ($nil in 2024). Gains and losses on disposal are included in non-interest expense, premises and equipment, in our Consolidated Statement of Income.

## Leases

When we enter into a new arrangement as a lessee, a right-of-use asset is recognized equal to the lease liability, which is calculated based on the future lease payments discounted at our incremental borrowing rate over the lease term. In calculating our lease liability and corresponding right-of-use asset, we assess whether a contract is a lease by determining if we have the right to control the asset based on our ability to make decisions or direct how and for what purpose the asset is used.

A right-of-use asset is depreciated on a straight-line basis, based on the shorter of the useful life of the underlying asset or the lease term, and is adjusted for impairment losses, if any. Impairment is assessed when there is a change in use. No impairment was recorded on our right-of-use assets during the year ended October 31, 2025 ($1 million in 2024).

The lease liability accretes interest over the lease term, using the effective interest method, with the associated interest expense recognized in interest expense, other liabilities, in our Consolidated Statement of Income. We make estimates in determining the incremental borrowing rate that is used to discount lease liabilities, based on our expected costs of secured borrowing for the lease term. The lease term is based on the non-cancellable period and includes any options to extend or terminate which we are reasonably certain to exercise. The lease liability is remeasured when decisions are made to exercise options under the lease arrangement or when the likelihood of exercising an option within the lease changes. Refer to Note 13 for further information.

Amounts related to low-value leases are expensed when incurred in non-interest expense, premises and equipment, in our Consolidated Statement of Income.

The total cost and associated accumulated depreciation for premises and equipment that we own or lease are set out below:

| (Canadian $ in millions) | Land and buildings | Computer equipment | Other equipment | Leasehold improvements | Right-of-use assets | Total |
|---|---|---|---|---|---|---|
| **Cost** | | | | | | |
| Balance at October 31, 2023 | $ 2,370 | $ 2,923 | $ 1,060 | $ 2,413 | $ 4,357 | $ 13,123 |
| Additions/lease modifications | 81 | 270 | 117 | 352 | 171 | 991 |
| Disposals | (48) | (22) | (11) | (26) | – | (107) |
| Fully depreciated assets | (32) | (694) | (257) | (71) | (96) | (1,150) |
| Foreign exchange and other | 5 | 3 | 2 | 7 | 12 | 29 |
| Balance at October 31, 2024 | 2,376 | 2,480 | 911 | 2,675 | 4,444 | 12,886 |
| Additions/lease modifications | **86** | **358** | **67** | **209** | **287** | **1,007** |
| Disposals | **(18)** | **(17)** | **(3)** | **(11)** | **(2)** | **(51)** |
| Fully depreciated assets | **(7)** | **(534)** | **(61)** | **(10)** | **(97)** | **(709)** |
| Foreign exchange and other | **8** | **5** | **3** | **8** | **24** | **48** |
| Balance at October 31, 2025 | $ **2,445** | $ **2,292** | $ **917** | $ **2,871** | $ **4,656** | $ **13,181** |
| **Accumulated Depreciation and Impairment** | | | | | | |
| Balance at October 31, 2023 | $ 1,238 | $ 2,228 | $ 704 | $ 1,356 | $ 1,356 | $ 6,882 |
| Disposals | (29) | (12) | (8) | (21) | – | (70) |
| Depreciation | 64 | 261 | 76 | 167 | 402 | 970 |
| Fully depreciated assets | (32) | (694) | (257) | (71) | (96) | (1,150) |
| Foreign exchange and other (1) | 1 | (4) | (6) | 5 | 9 | 5 |
| Balance at October 31, 2024 | 1,242 | 1,779 | 509 | 1,436 | 1,671 | 6,637 |
| Disposals | **(16)** | **(15)** | **(1)** | **(7)** | **–** | **(39)** |
| Depreciation | **74** | **270** | **82** | **190** | **399** | **1,015** |
| Fully depreciated assets | **(7)** | **(534)** | **(61)** | **(10)** | **(97)** | **(709)** |
| Foreign exchange and other (1) | **20** | **–** | **(5)** | **2** | **8** | **25** |
| Balance at October 31, 2025 | $ **1,313** | $ **1,500** | $ **524** | $ **1,611** | $ **1,981** | $ **6,929** |
| **Net Carrying Value** | | | | | | |
| Balance at October 31, 2025 | $ **1,132** | $ **792** | $ **393** | $ **1,260** | $ **2,675** | $ **6,252** |
| Balance at October 31, 2024 | 1,134 | 701 | 402 | 1,239 | 2,773 | 6,249 |

(1) Includes impairment charges.

# Note 9: Acquisitions and Divestitures

## Acquisitions
The cost of an acquisition is measured at the fair value of the consideration transferred, including contingent consideration. Acquisition-related costs are recognized as an expense in the period in which they are incurred. The identifiable assets acquired, including intangible assets, and liabilities assumed, are measured at their fair values at the date of acquisition. Goodwill is measured as the excess of the aggregate of the consideration transferred, including the fair value of any contingent consideration, over the net fair value of identifiable assets acquired and liabilities assumed. The results of operations of acquired businesses are included in our consolidated financial statements beginning on the date of acquisition.

*Burgundy Asset Management Ltd.*
On November 1, 2025, we completed the acquisition of Burgundy Asset Management Ltd. (Burgundy), a leading independent wealth manager in Canada, providing discretionary investment management for private clients, foundations, endowments, pensions and family offices. The purchase price was $654 million, and included higher working capital between announcement and close, paid in cash of $61 million and shares of a wholly-owned subsidiary of BMO that are exchangeable into BMO common shares, valued at $593 million on close. The purchase price includes the fair value of a holdback to be paid subject to Burgundy maintaining certain assets under management 18 months post-closing and the fair value of a potential earn-out, payable in the future based on the achievement of certain growth targets.

The acquisition will be reflected in our results in the first quarter of fiscal 2026 as a business combination in the Wealth Management operating segment. Due to the proximity of the closing date to the release date of these annual consolidated financial statements, we have not finalized the initial accounting for the acquisition as the valuation of assets acquired and liabilities assumed, including intangible assets and goodwill, has not been completed.

## Divestitures

Non-financial assets (and disposal groups) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. These assets meet the criteria for classification as held for sale if they are available for immediate sale in their present condition and their sale is considered highly probable. Non-financial assets classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Any write-down to fair value less costs to sell is recognized in non-interest expense in our Consolidated Statement of Income. Any subsequent increase in the fair value less costs to sell, to the extent this does not exceed the cumulative write-down recorded to date, is also recognized in non-interest expense. Gains on disposals are recognized in non-interest revenue.

### Sale of Certain U.S. Branches

On October 16, 2025, we entered into a definitive agreement to sell 138 BMO branches in select U.S. markets that are part of our U.S. Banking operating segment to First-Citizens Bank & Trust Company (First Citizens Bank). Under the terms of this agreement, First Citizens Bank will assume approximately US$5.7 billion (CAD$8 billion) in deposits and purchase approximately US$1.1 billion (CAD$1.5 billion) in loans for a net deposit premium of approximately 5 percent paid on closing. This transaction is expected to close in mid-calendar 2026, subject to regulatory approvals and customary closing conditions. As this transaction met the accounting requirements for assets held for sale in the fourth quarter of 2025, we recognized a write-down of goodwill of US$73 million (CAD$102 million) before and after-tax in non-interest expense, other, in our Consolidated Statement of Income, reported in Corporate Services. These amounts are subject to closing adjustments, including fair values and foreign exchange rates prevailing at the date of closing.

# Note 10: Goodwill and Intangible Assets

## Goodwill

When we complete an acquisition, we allocate the purchase price to the assets acquired, including identifiable intangible assets, and the liabilities assumed. Any portion of the consideration transferred in excess of the fair value of those net assets is considered to be goodwill. Goodwill is not amortized and is instead tested for impairment annually.

In performing the impairment test, we utilize fair value less costs to sell for each CGU based on discounted cash flow projections. Cash flows were projected for the first 10 years based on actual operating results, expected future business performance and past experience. Beyond 10 years, cash flows were assumed to grow at perpetual annual rates of up to 1.5% (2.0% in 2024). The discount rates we applied in determining the recoverable amounts in 2025 ranged from 9.3% to 11.6% (9.8% to 10.8% in 2024) and were based on our estimate of the cost of capital for each CGU. The cost of capital for each CGU was estimated using the Capital Asset Pricing Model, based on the historical betas of publicly traded peer companies that are comparable to the CGU. We use significant judgment in determining inputs to the discounted cash flow model, which is most sensitive to changes in future cash flows, discount rates and terminal growth rates applied to cash flows beyond the forecast period. The fair value measurement for the cash flow model is categorized as Level 3 as the inputs are not observable in the market.

The key assumptions described above may change as market and economic conditions change. However, we estimate that reasonably possible changes in these assumptions are not expected to cause the recoverable amounts of our CGUs to decline below their carrying amounts.

A continuity of our goodwill by group of CGUs for the years ended October 31, 2025 and 2024 is as follows:

(Canadian $ in millions)

| | Canadian P&C | U.S. Banking | Wealth and Asset Management | Insurance | Total Wealth Management | Capital Markets | Total |
|---|---|---|---|---|---|---|---|
| Balance at October 31, 2023 | $ 330 | $ 15,610 | $ 258 | $ 2 | $ 260 | $ 528 | $ 16,728 |
| Foreign exchange and other | – | 45 | – | – | – | 1 | 46 |
| Balance at October 31, 2024 | 330 | 15,655 | 258 | 2 | 260 | 529 | 16,774 |
| Write-downs | – | (102) (1) | – | – | – | – | (102) |
| Foreign exchange and other | – | 122 | – | – | – | 3 | 125 |
| Balance at October 31, 2025 | $ 330 | $ 15,675 | $ 258 | $ 2 | $ 260 | $ 532 | $ 16,797 |

(1) Relates to the sale of certain U.S. branches. Refer to Note 9.

Certain comparative figures have been reclassified to conform with the current year's presentation.

## Intangible Assets

Intangible assets related to our acquisitions are initially recorded at fair value at the acquisition date and subsequently at cost less accumulated amortization. Software is recorded at cost less accumulated amortization. Amortization expense is recorded in amortization of intangible assets in our Consolidated Statement of Income.

The total cost and associated accumulated amortization of our intangible assets are set out below:

| (Canadian $ in millions) | Customer relationships | Core deposits | Software – amortizing | Software under development | Other | Total |
|---|---|---|---|---|---|---|
| **Cost** | | | | | | |
| Balance at October 31, 2023 | $ 850 | $ 3,553 | $ 7,071 | $ 324 | $ 572 | $ 12,370 |
| Additions | – | – | 22 | 782 | 48 | 852 |
| Transfers | – | – | 688 | (688) | – | – |
| Fully amortized intangibles | – | – | (1,696) | – | (33) | (1,729) |
| Foreign exchange and other | 2 | 10 | 11 | (1) | 1 | 23 |
| Balance at October 31, 2024 | 852 | 3,563 | 6,096 (1) | 417 | 588 | 11,516 |
| Additions | **–** | **–** | **71** | **938** | **39** | **1,048** |
| Transfers | **–** | **–** | **821** | **(821)** | **–** | **–** |
| Fully amortized intangibles | **(16)** | **–** | **(673)** | **–** | **(91)** | **(780)** |
| Foreign exchange and other | **–** | **28** | **12** | **(2)** | **3** | **41** |
| Balance at October 31, 2025 | **$ 836** | **$ 3,591** | **$ 6,327 (1)** | **$ 532** | **$ 539** | **$ 11,825** |
| **Accumulated Amortization** | | | | | | |
| Balance at October 31, 2023 | $ 487 | $ 1,295 | $ 5,073 | $ – | $ 299 | $ 7,154 |
| Amortization | 62 | 342 | 676 | – | 32 | 1,112 |
| Write-downs | 4 | – | 22 | – | – | 26 |
| Fully amortized intangibles | – | – | (1,696) | – | (33) | (1,729) |
| Foreign exchange and other | 3 | 10 | 15 | – | – | 28 |
| Balance at October 31, 2024 | 556 | 1,647 | 4,090 (1) | – | 298 | 6,591 |
| Amortization | **70** | **305** | **739** | **–** | **38** | **1,152** |
| Write-downs | **14** | **–** | **13** | **–** | **49** | **76** |
| Fully amortized intangibles | **(16)** | **–** | **(673)** | **–** | **(91)** | **(780)** |
| Foreign exchange and other | **(1)** | **13** | **15** | **–** | **1** | **28** |
| Balance at October 31, 2025 | **$ 623** | **$ 1,965** | **$ 4,184 (1)** | **$ –** | **$ 295** | **$ 7,067** |
| **Net Carrying Value** | | | | | | |
| Balance at October 31, 2025 | **$ 213** | **$ 1,626** | **$ 2,143** | **$ 532** | **$ 244** | **$ 4,758** |
| Balance at October 31, 2024 | 296 | 1,916 | 2,006 | 417 | 290 | 4,925 |

(1) Includes internally generated software of $5,752 million in cost and $3,760 million in accumulated amortization as at October 31, 2025 ($5,466 million in cost and $3,653 million in accumulated amortization as at October 31, 2024).

Intangible assets are amortized to income over the period during which we believe the assets will benefit us, on either a straight-line or an accelerated basis, over a period not to exceed 15 years. We have $179 million as at October 31, 2025 ($228 million as at October 31, 2024) of intangible assets with indefinite lives that relate primarily to card processing contracts.

The useful lives of intangible assets are reviewed annually for any changes in circumstances. We test definite-life intangible assets for impairment when events or changes in circumstances indicate that their carrying value may not be recoverable. Indefinite-life intangible assets are tested annually for impairment. If any intangible assets are determined to be impaired, we write them down to their recoverable amount, which is the higher of value in use and fair value less costs to sell.

# Note 11: Other Assets

The components of other within other assets are as follows:

| (Canadian $ in millions) | 2025 | 2024 |
|---|---|---|
| Accounts receivable, prepaid expenses and other items | $ 4,563 | $ 3,832 |
| Accrued interest receivable | 4,478 | 4,463 |
| Bank owned life insurance policies | 6,514 | 6,350 |
| Leased vehicles, net of accumulated amortization | 25 | 67 |
| Cash collateral | 11,149 | 9,419 |
| Investments in associates and joint ventures | 1,786 | 1,727 |
| Insurance-related assets (1) | 6,583 | 5,748 |
| Other employee future benefits assets (Note 21) | 87 | 44 |
| Pension asset (Note 21) | 1,316 | 1,252 |
| Precious metals (2) | 6,383 | 9,485 |
| Total | $ 42,884 | $ 42,387 |

(1) Includes $1,355 million of investment properties ($1,363 million as at October 31, 2024) carried at fair value. These investment properties support our insurance contract liabilities. The fair value is determined by external independent property valuers and categorized as Level 3 (refer to Note 17 for further information on fair value levels) using models with unobservable market inputs.
(2) Precious metals are recorded at fair value based on quoted prices in active markets. Changes in fair value are recorded in our Consolidated Statement of Income in non-interest revenue, trading revenues.

## Investments in Associates and Joint Ventures

Investments in associates and joint ventures are accounted for using the equity method of accounting. Investments in associates are those in which we exert significant influence over operating and financing decisions, generally companies in which we own between 20% and 50% of the voting shares. Investments in joint ventures are those in which we have joint control. Our share of the net income or loss, including any impairment losses, is recorded in our Consolidated Statement of Income in non-interest revenue, share of profit in associates and joint ventures. Any other comprehensive income amounts are reflected in the relevant sections of our Consolidated Statement of Comprehensive Income.

# Note 12: Deposits

| | Payable on demand | | | | | |
|---|---|---|---|---|---|---|
| (Canadian $ in millions) | Interest bearing | Non-interest bearing | Payable after notice (1) | Payable on a fixed date (2) (3) | 2025 | 2024 |
| Amortized cost deposits by: | | | | | | |
| Banks (4) | $ 5,058 | $ 1,963 | $ 1,396 | $ 19,204 | $ 27,621 | $ 32,546 |
| Business and government (5) | 80,445 | 42,847 | 219,450 | 242,755 | 585,497 | 575,019 |
| Individuals (5) | 3,790 | 37,425 | 153,380 | 112,327 | 306,922 | 320,767 |
| Total amortized cost deposits | 89,293 | 82,235 | 374,226 | 374,286 | 920,040 | 928,332 |
| Deposits at FVTPL | – | – | – | 56,162 | 56,162 | 54,108 |
| Total (6) | $ 89,293 | $ 82,235 | $ 374,226 | $ 430,448 | $ 976,202 | $ 982,440 |
| Booked in: | | | | | | |
| Canada | $ 76,415 | $ 71,323 | $ 167,666 | $ 305,454 | $ 620,858 | $ 618,141 |
| United States | 12,769 | 10,912 | 204,183 | 77,608 | 305,472 | 314,066 |
| Other countries | 109 | – | 2,377 | 47,386 | 49,872 | 50,233 |
| Total | $ 89,293 | $ 82,235 | $ 374,226 | $ 430,448 | $ 976,202 | $ 982,440 |

(1) Includes $43,766 million of non-interest bearing deposits as at October 31, 2025 ($44,617 million as at October 31, 2024).
(2) Includes $62,843 million of senior unsecured debt as at October 31, 2025 subject to the Bank Recapitalization (Bail-In) regime ($65,986 million as at October 31, 2024). The Bail-In regime provides certain statutory powers to the Canada Deposit Insurance Corporation, including the ability to convert specified eligible shares and liabilities into common shares if the bank becomes non-viable.
(3) We have unencumbered liquid assets of $393,535 million as at October 31, 2025 to support these and other deposit liabilities ($396,338 million as at October 31, 2024).
(4) Includes regulated and central banks.
(5) The carrying value of deposits that are part of fair value hedging relationships are adjusted for related gains (losses) on hedge contracts.
(6) Included in deposits as at October 31, 2025 and 2024 are $508,058 million and $521,160 million, respectively, of deposits denominated in U.S. dollars, and $59,697 million and $54,397 million, respectively, of deposits denominated in other foreign currencies.

Deposits are measured at amortized cost, except structured notes, money market deposits and metals deposits, which are measured at FVTPL. Deposits payable on demand are comprised primarily of our customers' chequing accounts, on some of which we pay interest. Our customers do not need to notify us prior to withdrawing money from their chequing accounts. Deposits payable after notice are comprised primarily of our customers' savings accounts, on which we pay interest. Deposits payable on a fixed date comprise:
- Various investment instruments purchased by our customers to earn interest over a fixed period, such as retail and small business term deposits, wholesale funding and guaranteed investment certificates. Deposits totalling $27,819 million as at October 31, 2025 ($29,136 million as at October 31, 2024) can be redeemed early, either fully or partially, by customers without penalty.
- Commercial paper, which totalled $43,617 million as at October 31, 2025 ($51,500 million as at October 31, 2024).
- Covered bonds, which totalled $24,053 million as at October 31, 2025 ($26,957 million as at October 31, 2024).

The following table presents deposits payable on a fixed date and greater than one hundred thousand dollars:

| (Canadian $ in millions) | Canada | United States | Other | Total |
|---|---|---|---|---|
| As at October 31, 2025 | $ 259,670 | $ 69,206 | $ 47,386 | $ 376,262 |
| As at October 31, 2024 | 285,555 | 77,313 | 48,086 | 410,954 |

The following table presents the maturity schedule for deposits payable on a fixed date and greater than one hundred thousand dollars that are booked in Canada:

| (Canadian $ in millions) | Less than 3 months | 3 to 6 months | 6 to 12 months | Over 12 months | Total |
|---|---|---|---|---|---|
| As at October 31, 2025 | $ 51,591 | $ 32,105 | $ 56,129 | $ 119,845 | $ 259,670 |
| As at October 31, 2024 | 63,442 | 33,704 | 62,674 | 125,735 | 285,555 |

## Deposits Designated at FVTPL

Our deposits designated at FVTPL include structured note liabilities, money market and metals deposits. This designation aligns the accounting result with the way the portfolio is managed. We also include the value of embedded options related to certain structured deposits which are carried at amortized cost. The change in fair value of these deposits is recorded in non-interest revenue, trading revenues, in our Consolidated Statement of Income, with the changes in fair value due to own credit risk recognized in other comprehensive income. The impact of changes in our own credit risk is measured based on movements in our own credit spread year over year.

| (Canadian $ in millions) | Fair value | Notional amount due at contractual maturity | Difference between fair value and amount due at contractual maturity | Change in fair value – (losses) recorded in the Consolidated Statement of Income (1) | Change in fair value – (losses) due to own credit risk recorded in OCI (before tax) | Cumulative change in fair value – gains (losses) due to own credit risk recognized in AOCI (before tax) |
|---|---|---|---|---|---|---|
| As at October 31, 2025 | $ 56,162 | $ 57,743 | $ (1,581) | $ (1,313) | $ (365) | $ (341) |
| As at October 31, 2024 | 54,108 | 56,300 | (2,192) | (4,815) | (841) | 24 |

(1) Change in fair value may be offset by the related change in fair value on hedge contracts.

# Note 13: Other Liabilities

## Securities Sold But Not Yet Purchased

Securities sold but not yet purchased represent our obligations to deliver securities that we did not own at the time of sale. These obligations are recorded at their fair value. Adjustments to fair value as at the balance sheet date and gains and losses on the settlement of these obligations are recorded in non-interest revenue, trading revenues, in our Consolidated Statement of Income.

## Securities Lending and Borrowing

Securities lending and borrowing transactions are generally collateralized by securities or cash. Cash advanced or received as collateral is recorded in securities borrowed or purchased under resale agreements, or in other liabilities, securities lent or sold under repurchase agreements, respectively, in our Consolidated Balance Sheet. Interest earned on cash collateral is recorded in interest, dividend and fee income, in our Consolidated Statement of Income, and interest expense on cash collateral is recorded in interest expense, securities sold but not yet purchased and securities lent or sold under repurchase agreements, in our Consolidated Statement of Income. The transfer of the securities to counterparties is only reflected in our Consolidated Balance Sheet if the risks and rewards of ownership have also been transferred. Securities borrowed are not recognized in our Consolidated Balance Sheet unless they are then sold to third parties, in which case the obligation to return the securities is recorded at fair value in securities sold but not yet purchased, with any gains or losses recorded in non-interest revenue, trading revenues, in our Consolidated Statement of Income.

## Securitization and Structured Entities' Liabilities

Securitization and structured entities' liabilities include notes issued by our consolidated bank securitization vehicles and liabilities associated with the securitization of our Canadian mortgage loans as part of the Canada Mortgage Bond program, the NHA MBS program and our own programs. Additional information on our securitization programs and associated liabilities is provided in Notes 5 and 6. These liabilities are initially measured at fair value plus any directly attributable costs and are subsequently measured at amortized cost. The interest expense related to these liabilities is recorded in interest expense, other liabilities, in our Consolidated Statement of Income.

## Other

The components of other within other liabilities are as follows:

| (Canadian $ in millions) | | 2025 | | 2024 |
|---|---|---|---|---|
| Accounts payable, accrued expenses and other items | $ | **12,638** | $ | 11,311 |
| Accrued interest payable | | **5,092** | | 6,468 |
| ACL on off-balance sheet items | | **689** | | 580 |
| Cash collateral | | **8,206** | | 6,414 |
| Credit card loyalty rewards | | **1,486** | | 1,465 |
| Current tax liabilities | | **329** | | 470 |
| Deferred tax liabilities (Note 22) | | **1** | | 1 |
| Lease liabilities | | **3,315** | | 3,326 |
| Liabilities of subsidiaries | | **4,740** | | 5,633 |
| Other employee future benefits liability (Note 21) | | **863** | | 863 |
| Pension liability (Note 21) | | **190** | | 189 |
| Total | $ | **37,549** | $ | 36,720 |

### Credit Card Loyalty Rewards

We earn interchange fees on our proprietary cards and fees on our AIR MILES business. We defer the fees related to our obligation to fulfill redemption of rewards/miles and record them in other liabilities, other, in our Consolidated Balance Sheet. We recognize these fees in non-interest revenue in our Consolidated Statement of Income when the rewards/miles are redeemed.

### Lease Liabilities

When we enter into leases we record lease liabilities representing the present value of future lease payments over the lease term. Interest expense recorded on lease liabilities for the year ended October 31, 2025 was $110 million ($110 million in 2024). Total cash outflow for lease liabilities for the year ended October 31, 2025 was $426 million ($455 million in 2024). Variable lease payments (e.g. maintenance, utilities and property taxes) not included in the measurement of lease liabilities for the year ended October 31, 2025 were $276 million ($258 million in 2024).

The maturity profile of our undiscounted lease liabilities is $468 million for 2026, $465 million for 2027, $436 million for 2028, $414 million for 2029, $390 million for 2030 and $1,756 million for 2031 and thereafter.

# Note 14: Insurance

## Insurance Results

Insurance results are presented in non-interest revenue, insurance service results and non-interest revenue, insurance investment results, in our Consolidated Statement of Income. Insurance service results include insurance revenue, insurance service expenses and reinsurance results. Insurance investment results include net returns on insurance-related assets and the impact of the change in discount rates and financial assumptions on insurance contract liabilities. As of November 1, 2023, we no longer reported insurance claims, commissions and changes in policy benefit liabilities as a result of the adoption of IFRS 17.

Insurance service results in our Consolidated Statement of Income are as follows:

| (Canadian $ in millions) | | 2025 | | 2024 |
|---|---|---|---|---|
| Insurance revenue | $ | **1,922** | $ | 1,767 |
| Insurance service expenses | | **(1,464)** | | (1,330) |
| Net expenses from reinsurance contracts | | **(37)** | | (97) |
| Insurance service results | $ | **421** | $ | 340 |

Insurance investment results in our Consolidated Statement of Income are as follows:

| (Canadian $ in millions) | | 2025 | | 2024 |
|---|---|---|---|---|
| Investment return | $ | **1,122** | $ | 2,320 |
| Insurance finance (expense) from insurance and reinsurance contracts held | | **(955)** | | (2,098) |
| Movement in investment contract liabilities | | **(43)** | | (117) |
| Insurance investment results | $ | **124** | $ | 105 |

## Insurance Contract Liabilities

We are engaged in insurance businesses related to life insurance and annuities, which include pension risk, accident and sickness, creditor insurance and reinsurance. Insurance contract liabilities represent groups of contracts with similar risks, written in the same fiscal year and with similar expected profitability. We measure these groups of contracts based on our estimates of the present value of future cash flows that are expected to arise as we fulfill the contracts, plus an explicit risk adjustment for insurance-specific risk. The risk adjustment brings the confidence level on the sufficiency of reserves to 70%—75%. To the extent that discounted future cash inflows exceed discounted, risk-adjusted future cash outflows, a CSM is recorded, representing unearned profits that will be recognized over the duration of the insurance contracts. If a group of insurance contracts is expected to experience losses, these losses are recorded in income immediately in non-interest revenue, insurance service results. Releases in expected fulfilment cash outflows, risk adjustment and CSM are recognized in our Consolidated Statement of Income in insurance service results over the term of the related insurance contracts. We use this approach for all insurance contracts, except for creditor insurance and direct participating contracts. We apply a modified approach to our direct participating contracts and segregated funds, whereby their initial measurement is consistent with other insurance contracts, but the variability in financial variables is recorded through CSM versus income, representing the variability of our own share of the fees. For our creditor business, which has a coverage period of one year or less, we defer premiums received and recognize them in income over the coverage period, and recognize a liability for claims only once a loss is incurred.

Insurance contract liabilities by remaining coverage and incurred claims comprise the following:

| (Canadian $ in millions) | | | | 2025 | | | 2024 |
|---|---|---|---|---|---|---|---|
| | Liabilities for remaining coverage | Liabilities for incurred claims | Total | Liabilities for remaining coverage | Liabilities for incurred claims | Total |
| Insurance contract liabilities, beginning of year | $ 17,047 | $ 201 | $ 17,248 | $ 13,114 | $ 235 | $ 13,349 |
| Insurance service results | (2,406) | 2,048 | (358) | (1,448) | 1,101 | (347) |
| Net finance expenses from insurance contracts | 1,048 | – | 1,048 | 2,206 | – | 2,206 |
| Total cash flows | 3,763 | (2,039) | 1,724 | 3,176 | (1,136) | 2,040 |
| Other changes in the net carrying amount of the insurance contract (1) | (785) | (11) | (796) | (1) | 1 | – |
| Insurance contract liabilities, end of year (2) | $ 18,667 | $ 199 | $ 18,866 | $ 17,047 | $ 201 | $ 17,248 |

(1) Includes $798 million relating to the sale of a non-strategic portfolio of insurance contracts for the year ended October 31, 2025.
(2) The liabilities for incurred claims relating to insurance contracts in our creditor and reinsurance business were $102 million as at October 31, 2025 ($115 million as at October 31, 2024).

CSM from contracts issued for the year ended October 31, 2025 was $178 million ($107 million in 2024). Total CSM for insurance contracts issued and reinsurance contracts held was $1,528 million and $312 million, respectively, as at October 31, 2025 ($1,550 million and $479 million, respectively, as at October 31, 2024). Onerous contract losses for the years ended October 31, 2025 and 2024 were not material.

We use the following rates to discount fulfilment cash flows of our insurance contracts, which are based on a risk-free yield adjusted for an illiquidity premium that reflects the liquidity characteristics of the liabilities:

| Portfolio duration: | 2025 | 2024 |
|---|---|---|
| 1 year | 3.24% | 4.16% |
| 3 years | 3.54% | 4.17% |
| 5 years | 3.89% | 4.35% |
| 10 years | 4.67% | 4.82% |
| 20 years | 5.25% | 5.15% |
| 30 years | 4.99% | 4.98% |
| Ultimate | 5.00% | 5.00% |

We recognize the impact of changes in the discount rate and financial assumptions on insurance contract liabilities in our Consolidated Statement of Income in non-interest revenue, insurance investment results.

## Investment Contract Liabilities

Investment contracts include products that do not involve the transfer of significant insurance risk, either at inception or during the life of the investment contract. These products are limited to certain structured settlements and term annuities that provide income for a specified period of time. We designate the obligations related to certain investment contracts in our insurance businesses at FVTPL, which eliminates a measurement inconsistency that would otherwise arise from measuring the investment contract liabilities and offsetting changes in the fair value of the investments supporting them on a different basis. The change in fair value of these investment contract liabilities is recorded in non-interest revenue, insurance investment results, in our Consolidated Statement of Income, with the exception of changes in our own credit risk recognized in other comprehensive income. The impact of changes in our own credit risk is measured based on movements in our own credit spread year over year. Changes in the fair value of investments backing these investment contract liabilities are recorded in non-interest revenue, insurance investment results, in our Consolidated Statement of Income. We also carry certain investment contract liabilities at amortized cost. These totalled $300 million at October 31, 2025 ($147 million at October 31, 2024).

The following table presents the fair value and changes in fair value in our investment contract liabilities measured at FVTPL:

| (Canadian $ in millions) | Fair value | Notional amount due at contractual maturity | Difference between fair value and amount due at contractual maturity | Change in fair value – gains (losses) recorded in the Consolidated Statement of Income | Change in fair value – gains (losses) due to own credit risk recorded in OCI (before tax) | Cumulative change in fair value – gains (losses) due to own credit risk recognized in AOCI (before tax) |
|---|---|---|---|---|---|---|
| As at October 31, 2025 | $ 745 | $ 1,278 | $ (533) | $ (35) | $ 28 | $ 2 |
| As at October 31, 2024 | 796 | 1,336 | (540) | (86) | (34) | (26) |

In addition to the insurance contract and investment contract liabilities noted above, we have recorded $525 million as at October 31, 2025 ($579 million as at October 31, 2024) in insurance-related liabilities in our Consolidated Balance Sheet, primarily comprising reinsurance contract liabilities.

## Insurance Risk Management

Insurance market risk includes interest rate and equity market risk arising from the activities of our BMO Insurance business. During the year, we entered into hedging arrangements to offset the impact of changes in interest rates on our earnings. The impact of insurance market risk on earnings is recorded in non-interest revenue, insurance investment results, in our Consolidated Statement of Income.

The table below reflects the estimated immediate impact on, or sensitivity of, income before taxes to certain changes in interest rates, and includes the estimated impact of the above hedging arrangements and our exposure to equity price risk arising from our investment in equity securities.

| (Canadian $ in millions) | 2025 | 2024 |
|---|---|---|
| **Interest Rate Sensitivity** (1) (2) | | |
| 50 basis point increase | $ 2 | $ 6 |
| 50 basis point decrease | (6) | (9) |
| **Equity Market Sensitivity** (3) | | |
| 10% increase | $ 6 | $ 28 |
| 10% decrease | (7) | (26) |

(1) Estimated impact on, or sensitivity of, income before taxes to a 50 basis point increase or decrease in interest rates.
(2) Interest rate sensitivities assume a parallel shift in assumed interest rates across the entire yield curve as at the end of the period with no change in the ultimate risk-free rate.
(3) Estimated impact on, or sensitivity of, income before taxes to a 10% increase or decrease in our exposure to equity price risk arising from our investment in equity securities at the reporting date, assuming all other variables remain constant.

The table below presents the sensitivity of earnings to increases or decreases in policy-related assumptions.

| (Canadian $ in millions) | 2025 | | | | 2024 | | | |
|---|---|---|---|---|---|---|---|---|
| | Contractual service margin | | Profit or loss | | Contractual service margin | | Profit or loss | |
| | Gross | Net | Gross | Net | Gross | Net | Gross | Net |
| **Policy-related Assumptions** | | | | | | | | |
| Mortality rates (1% increase) (1) | $ (8) | $ 15 | $ 1 | $ 2 | $ (17) | $ 10 | $ 1 | $ 1 |
| Lapse rates (10% increase) (2) | (45) | 38 | (82) | (74) | (151) | (52) | (10) | (4) |
| Expenses (5% increase) (3) | (14) | (14) | (1) | (1) | (15) | (15) | – | – |

(1) Mortality relates to the occurrence of death and is a key assumption for our life insurance business.
(2) Policies are terminated through lapses and surrenders, where lapses represent the termination of policies due to non-payment of premiums and surrenders represent the voluntary termination of policies by policyholders.
(3) Directly attributable operating expense assumptions reflect the projected cost of maintaining and servicing in-force policies, including associated directly attributable overhead expenses.

Notes

# Note 15: Subordinated Debt

Subordinated debt represents our direct unsecured obligations to our debt holders in the form of notes and debentures, and forms part of our regulatory capital. Subordinated debt is recorded at amortized cost using the effective interest rate method. Where appropriate, we enter into fair value hedges to hedge the risks caused by changes in interest rates (refer to Note 7). The rights of the holders of our notes and debentures are subordinate to the claims of depositors and certain other creditors. We require approval from OSFI before we can redeem, cancel, exchange or modify any part of our subordinated debt.

The face values, terms to maturity and carrying values of our subordinated debt are as follows:

| (Canadian $ in millions, except as noted) | Face value | Maturity date | Interest rate (%) | Reset premium (%) | Redeemable at our option (1) | 2025 Total | 2024 Total |
|---|---|---|---|---|---|---|---|
| Debentures Series 20 | $ 150 | December 2025 to 2040 | 8.250 | na | Not redeemable | $ 147 | $ 147 |
| 3.803% Subordinated Notes due 2032 (2) | US$1,250 | December 2032 | 3.803 | 1.43 (3) | December 2027 | 1,656 | 1,602 |
| Series J Medium-Term Notes, Second Tranche (2) | $1,250 | June 2030 | 2.077 | na (4) | June 2025 (5) | – | 1,237 |
| Series K Medium-Term Notes, First Tranche (2) | $1,000 | July 2031 | 1.928 | na (4) | July 2026 | 959 | 992 |
| 3.088% Subordinated Notes due 2037 (2) | US$1,250 | January 2037 | 3.088 | 1.40 (6) | January 2032 | 1,551 | 1,466 |
| Series L Medium-Term Notes, First Tranche (2) | $ 750 | October 2032 | 6.534 | 2.70 (7) | October 2027 | 749 | 732 |
| Series M Medium-Term Notes, First Tranche (2) | $1,150 | September 2033 | 6.034 | 2.02 (7) | September 2028 | 1,190 | 1,202 |
| Series M Medium-Term Notes, Second Tranche (2) | $1,000 | July 2034 | 4.976 | 1.63 (7) | July 2029 | 999 | 999 |
| Series N Medium-Term Notes, First Tranche (2) | $1,250 | March 2035 | 4.077 | 1.54 (7) | March 2030 (8) | 1,249 | – |
| Total (9) | | | | | | $ 8,500 | $ 8,377 |

(1) Redeemable at par with accrued and unpaid interest to and excluding the redemption date.

(2) These notes include a NVCC provision, which is necessary for notes issued after a certain date to qualify as regulatory capital under Basel III. As such, they are convertible into a variable number of our common shares if OSFI announces that the bank is, or is about to become, non-viable or if a federal or provincial government in Canada publicly announces that the bank has accepted or agreed to accept a capital injection, or equivalent support, to avoid non-viability. In such an event, each note is convertible into common shares pursuant to an automatic conversion formula with a multiplier and a conversion price based on the greater of: (i) a floor price of $5.00 and (ii) the current market price of our common shares based on the volume weighted-average trading price of our common shares on the TSX. The number of common shares issued is determined by dividing the par value of the note (including accrued and unpaid interest on such note) by the conversion price and then applying the multiplier.

(3) Interest rate is for the period to but excluding the earliest par value redemption date, and thereafter will reset at a rate equal to the 5-year mid-swap rate plus the reset premium noted.

(4) Interest rate will reset at a rate determined in accordance with the terms and conditions of the applicable subordinated notes.

(5) All $1,250 million 2.077% Series J Medium-Term Notes (NVCC), Second Tranche were redeemed on June 17, 2025 for 100% of the principal amount, plus accrued interest to, but excluding, the redemption date.

(6) Interest rate is for the period to but excluding the earliest par value redemption date, and thereafter will reset at a rate equal to the 5-year U.S. treasury bill rate plus the reset premium noted.

(7) Interest rate is for the period to but excluding the earliest par value redemption date, and thereafter will reset at a rate equal to the daily compounding CORRA plus the reset premium noted.

(8) On March 5, 2025, we issued $1,250 million of unsecured subordinated debt through our Canadian Medium-Term Note program. These notes will reset to a floating rate on March 5, 2030.

(9) Certain amounts of subordinated debt were issued at a premium or discount and include fair value hedge adjustments, which together decreased their carrying value as at October 31, 2025 by $304 million (decreased by $400 million in 2024). Refer to Note 7 for further details on hedge adjustments. The carrying value is also adjusted for our subordinated debt holdings, held for market-making purposes.

na – not applicable

The aggregate remaining maturities of our subordinated debt, based on the maturity dates under the terms of issue, can be found in the blue-tinted font in the Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments section of our Management's Discussion and Analysis.

# Note 16: Equity

## Preferred and Common Shares Outstanding and Other Equity Instruments

(Canadian $ in millions, except as noted)

|  | 2025 | | | 2024 | | |
|---|---|---|---|---|---|---|
|  | Number of shares | Amount | Dividends declared per share | Number of shares | Amount | Dividends declared per share |
| **Preferred Shares – Classified as Equity** |  |  |  |  |  |  |
| Class B – Series 31 (1) | – | $ – | $ – | 12,000,000 | $ 300 | $ 0.96 |
| Class B – Series 33 (2) | – | – | 0.57 | 8,000,000 | 200 | 0.76 |
| Class B – Series 44 | 16,000,000 | 400 | 1.70 | 16,000,000 | 400 | 1.70 |
| Class B – Series 50 | 500,000 | 500 | 73.73 | 500,000 | 500 | 73.73 |
| Class B – Series 52 | 650,000 | 650 | 70.57 | 650,000 | 650 | 70.57 |
| **Preferred Shares – Classified as Equity** |  | $ 1,550 |  |  | $ 2,050 |  |
| **Other Equity Instruments** |  |  |  |  |  |  |
| 4.800% Additional Tier 1 Capital Notes (AT1 Notes) |  | $ 658 |  |  | $ 658 |  |
| 4.300% LRCNs, Series 1 (3) |  | 1,250 |  |  | 1,250 |  |
| 5.625% LRCNs, Series 2 |  | 750 |  |  | 750 |  |
| 7.325% LRCNs, Series 3 |  | 1,000 |  |  | 1,000 |  |
| 7.700% LRCNs, Series 4 |  | 1,356 |  |  | 1,356 |  |
| 7.300% LRCNs, Series 5 |  | 1,023 |  |  | 1,023 |  |
| 6.875% LRCNs, Series 6 (4) |  | 1,369 |  |  | – |  |
| **Other Equity Instruments** |  | $ 7,406 |  |  | $ 6,037 |  |
| **Preferred Shares and Other Equity Instruments** |  | $ 8,956 |  |  | $ 8,087 |  |
| **Common Shares** |  |  |  |  |  |  |
| Balance at beginning of year | 729,529,876 | $ 23,921 |  | 720,909,161 | $ 22,941 |  |
| Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan | – | – |  | 7,790,724 | 905 |  |
| Issued under the Stock Option Plan (Note 20) | 1,520,631 | 161 |  | 811,652 | 74 |  |
| Treasury shares sold | 55,172 | 7 |  | 18,339 | 1 |  |
| Purchased for cancellation | (22,200,000) | (730) |  | – | – |  |
| **Balance at End of Year (5)** | 708,905,679 | $ 23,359 | $ 6.44 | 729,529,876 | $ 23,921 | $ 6.12 |

(1) Series 31 was redeemed and final dividends were paid on November 25, 2024.
(2) Series 33 was redeemed and final dividends were paid on August 25, 2025.
(3) 4.300% LRCNs, Series 1 was redeemed on November 12, 2025.
(4) On July 29, 2025, we issued LRCNs, Series 6 for US$1,000 million.
(5) Common shares are net of nil treasury shares as at October 31, 2025 (55,172 treasury shares as at October 31, 2024).

## Preferred Share Rights and Privileges

(Canadian $, except as noted)

|  | Redemption amount | Non-cumulative dividend (1) | Reset premium | Date redeemable / convertible | Convertible to |
|---|---|---|---|---|---|
| Class B – Series 44 | 25.00 | $ 0.426000 (2) | 2.68% | November 25, 2028 (3) (4) | Class B – Series 45 (5) (6) |
| Class B – Series 50 | 1,000.00 | $36.865000 (2) | 4.25% | November 26, 2027 (3) | Not convertible (6) |
| Class B – Series 52 | 1,000.00 | $35.285000 (2) | 4.25% | May 26, 2028 (3) | Not convertible (6) |

(1) Non-cumulative dividends are payable quarterly as and when declared by the Board of Directors, except for Class B – Series 50 and 52 preferred shares, which are payable semi-annually.
(2) The dividend rate will reset on the date redeemable and every five years thereafter at a rate equal to the 5-year Government of Canada bond yield plus the reset premium noted. If converted to a floating rate series, the rate will be set as and when declared at the 3-month Government of Canada treasury bill yield plus the reset premium.
(3) Redeemable on the date noted and every five years thereafter.
(4) Convertible on the date noted and every five years thereafter if not redeemed. If converted, the shares will become floating rate preferred shares.
(5) If converted, the holders have the option to convert back to the original preferred shares on subsequent redemption dates.
(6) The shares issued include a NVCC provision, which is necessary for the shares to qualify as regulatory capital under Basel III. Refer to the Non-Viability Contingent Capital paragraph below for details.

On August 25, 2025, we redeemed all of our outstanding 8 million Non-Cumulative 5-year Rate Reset Class B Preferred Shares, Series 33 (NVCC) for an aggregate total of $200 million. On November 25, 2024, we redeemed all of our outstanding 12 million Non-Cumulative 5-year Rate Reset Class B Preferred Shares, Series 31 (NVCC) for an aggregate total of $300 million.

### Other Equity Instruments

On November 12, 2025, we redeemed the $1,250 million 4.300% LRCNs, Series 1 (NVCC) and the corresponding $1,250 million Preferred Shares Series 48. On July 29, 2025, we issued US$1,000 million 6.875% LRCNs, Series 6 (NVCC). As at October 31, 2025, together with the $1,250 million 4.300% LRCNs, Series 1 (NVCC), $750 million 5.625% LRCNs, Series 2 (NVCC), $1,000 million 7.325% LRCNs, Series 3 (NVCC), US$1,000 million 7.700% LRCNs, Series 4 (NVCC) and US$750 million 7.300% LRCNs, Series 5 (NVCC), these LRCNs are classified as equity and form part of our Additional Tier 1 Capital. Upon the occurrence of a recourse event, the noteholders will have recourse to assets held in a consolidated trust managed by a third-party trustee. As at October 31, 2025, the trust assets comprise $1,250 million of BMO issued Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 48 (NVCC) (Preferred Shares Series 48), $750 million of BMO issued Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 49 (NVCC) (Preferred Shares Series 49), $1,000 million of BMO issued Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 51 (NVCC) (Preferred Shares Series 51), US$1,000 million of BMO issued Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 53 (NVCC) (Preferred Shares Series 53), US$750 million of BMO issued Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 54 (NVCC) and US$1,000 million of BMO issued Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 55 (NVCC) (Preferred Shares Series 55) issued concurrently with LRCNs, Series 1, Series 2, Series 3, Series 4, Series 5 and Series 6, respectively. As the Preferred Shares Series 48, Series 49, Series 51, Series 53, Series 54 and Series 55 eliminate on consolidation, they do not currently form part of our Additional Tier 1 Capital.

The US$500 million 4.800% AT1 Notes (NVCC) are also classified as equity and form part of our Additional Tier 1 Capital.

The AT1 Notes and LRCNs are compound financial instruments that have both equity and liability features. On the date of issuance, we assigned an insignificant value to the liability components of both types of instruments and, as a result, the full amount of proceeds has been classified as equity and forms part of our additional Tier 1 NVCC. Distributions on the AT1 Notes and LRCNs are recognized as a reduction in equity when payable. The AT1 Notes and LRCNs are subordinate to the claims of the depositors and certain other creditors in right of payment. The following table shows the details of our AT1 Notes and LRCNs as at October 31, 2025 and 2024.

| (Canadian $ in millions, except as noted) | | | | | **2025** | | 2024 |
|---|---|---|---|---|---|---|---|
| | Face value | Interest rate (%) | Redeemable at our option | Convertible to | **Total** | | Total |
| 4.800% AT1 Notes | US$500 | 6.709 (1) | February 2026 (2) | Variable number of common shares (3) | **$ 658** | $ | 658 |
| 4.300% LRCNs, Series 1 | $1,250 | 4.300 (4) | November 2025 (2) | Variable number of common shares (3) (4) | **1,250** | | 1,250 |
| 5.625% LRCNs, Series 2 | $750 | 5.625 (4) | May 2027 (2) | Variable number of common shares (3) (4) | **750** | | 750 |
| 7.325% LRCNs, Series 3 | $1,000 | 7.325 (4) | November 2027 (2) | Variable number of common shares (3) (4) | **1,000** | | 1,000 |
| 7.700% LRCNs, Series 4 | US$1,000 | 7.700 (4) | May 2029 (2) | Variable number of common shares (3) (4) | **1,356** | | 1,356 |
| 7.300% LRCNs, Series 5 | US$750 | 7.300 (4) | November 2034 (2) | Variable number of common shares (3) (4) | **1,023** | | 1,023 |
| 6.875% LRCNs, Series 6 | US$1,000 | 6.875 (4) | November 2030 (2) | Variable number of common shares (3) (4) | **1,369** | | – |
| Total | | | | | **$ 7,406** | $ | 6,037 |

(1) Non-cumulative interest is payable semi-annually in arrears, at the bank's discretion. The notes had an initial interest rate of 4.800% and reset on August 25, 2024 to 6.709%.

(2) The notes are redeemable at a redemption price equal to 100% of the principal amount plus any accrued and unpaid interest, in whole or in part, at our option on any interest payment date on or after the first interest reset date or following certain regulatory or tax events. The bank may, at any time, purchase the notes at any price in the open market.

(3) The notes issued include a NVCC provision, which is necessary for the notes to qualify as regulatory capital under Basel III. Refer to the Non-Viability Contingent Capital paragraph below for details.

(4) Non-deferrable interest is payable semi-annually on the LRCNs, Series 1, Series 2 and Series 3 and quarterly on the LRCNs, Series 4, Series 5 and Series 6, at the bank's discretion. Non-payment of interest will result in a recourse event, with the noteholders' sole remedy being their proportionate share of trust assets, which comprise our NVCC Preferred Shares Series 48 for LRCNs, Series 1, Preferred Shares Series 49 for LRCNs, Series 2, Preferred Shares Series 51 for LRCNs, Series 3, Preferred Shares Series 53 for LRCNs, Series 4, Preferred Shares Series 54 for LRCNs, Series 5 and Preferred Shares Series 55 for LRCNs, Series 6. In such an event, the delivery of the trust assets will represent the full and complete extinguishment of our obligations under the LRCNs. In circumstances under which NVCC, including the Preferred Shares Series 48, Series 49, Series 51, Series 53, Series 54 and Series 55 for LRCNs, Series 1, Series 2, Series 3, Series 4, Series 5 and Series 6, respectively, would be converted into common shares of the bank (as described below), the LRCNs would be redeemed, with the noteholders' sole remedy being their proportionate share of trust assets, which comprise common shares of the bank received by the trust on conversion.

## Authorized Share Capital

We classify financial instruments that we issue as financial liabilities, equity instruments or compound instruments. Financial instruments that will be settled by a variable number of our common shares upon conversion by the holders are classified as liabilities in our Consolidated Balance Sheet. Dividends and interest payments on financial liabilities are classified as interest expense in our Consolidated Statement of Income. Financial instruments are classified as equity instruments when there is no contractual obligation to transfer cash or other financial assets. Issued instruments that are not mandatorily redeemable, or that are not convertible into a variable number of our common shares at the holder's option, are classified as equity and presented in share capital. Dividend payments on equity instruments are recognized as a reduction in equity.

*Common Shares*

We are authorized by our shareholders to issue an unlimited number of our common shares, without par value, for unlimited consideration. Our common shares are not redeemable or convertible. Dividends are declared by our Board of Directors at their discretion. Historically, the Board of Directors has declared dividends on a quarterly basis and the amount can vary from quarter to quarter.

*Preferred Shares*

We are authorized by our shareholders to issue an unlimited number of Class A Preferred Shares and Class B Preferred Shares, without par value, in series, for unlimited consideration. Class B Preferred Shares may be issued in a foreign currency.

*Treasury Shares*

When we purchase our common shares as part of our trading business, we record the cost of those shares as a reduction in shareholders' equity. If those shares are resold at a price higher than their cost, the premium is recorded as an increase in contributed surplus. If those shares are resold at a price below their cost, the discount is recorded as a reduction first to contributed surplus and then to retained earnings for any amount in excess of the total contributed surplus related to treasury shares.

## Non-Viability Contingent Capital

Our preferred shares, AT1 Notes and LRCNs, by virtue of the recourse to the preferred shares held in the consolidated trusts, include a NVCC provision, which is necessary for them to qualify as regulatory capital under Basel III. As such, they are convertible into a variable number of our common shares if OSFI announces that the bank is, or is about to become, non-viable or if a federal or provincial government in Canada publicly announces that the bank has accepted, or agreed to accept, a capital injection, or equivalent support, to avoid non-viability. In such an event, each preferred share or other equity instrument is convertible into common shares pursuant to an automatic conversion formula and a conversion price based on the greater of: (i) a floor price of $5.00 and (ii) the current market price of our common shares based on the volume weighted-average trading price of our common shares on the TSX. The number of common shares issued is determined by dividing the value of the preferred share or other equity instrument issuance, including declared and unpaid dividends on such preferred share or other equity instrument issuance, by the conversion price and then applying the multiplier.

Notes

## Normal Course Issuer Bid

On January 17, 2025, we announced a normal course issuer bid (NCIB) to purchase up to 20 million of our common shares for cancellation commencing January 22, 2025 and ending no later than January 21, 2026. On September 2, 2025, we announced the termination of this NCIB effective September 4, 2025.

On September 2, 2025, we announced a new NCIB to purchase up to 30 million of our common shares for cancellation commencing September 5, 2025 and ending no later than September 4, 2026. The timing and amount of purchases under the NCIB are determined by management, based on factors such as market conditions and capital levels.

During the year ended October 31, 2025, we purchased for cancellation 16.4 million common shares under the January 2025 NCIB and 5.8 million shares under the September 2025 NCIB, for a total of 22.2 million common shares, at an average price of $152.97 per share, for a total amount of $3,461 million, including tax.

## Share Redemption and Dividend Restrictions

OSFI must approve any plan to redeem any of our preferred share issues or other equity instruments for cash.

We are prohibited from declaring dividends on our preferred or common shares when we would be, as a result of paying such a dividend, in contravention of the capital adequacy, liquidity or any other regulatory directive issued under the *Bank Act (Canada)*. In addition, common share dividends cannot be paid unless all dividends declared and payable on our preferred shares have been paid or sufficient funds have been set aside to do so and, in certain circumstances, Class B Preferred Share dividends cannot be paid unless dividends on our Preferred Shares Series 48, Series 49, Series 51, Series 53, Series 54 and Series 55 have been paid.

In addition, if the bank does not pay the interest in full on the AT1 Notes, the bank will not declare dividends on its common shares or preferred shares, or redeem, purchase or otherwise retire such shares, until the month commencing after the bank resumes full interest payments on the AT1 Notes.

Currently, these limitations do not restrict the payment of dividends on common or preferred shares.

## Shareholder Dividend Reinvestment and Share Purchase Plan

Beginning the third quarter of 2024 and until further notice, common shares under the Shareholder Dividend Reinvestment and Share Purchase Plan (DRIP) are purchased on the open market without a discount.

In the first and second quarters of 2024, common shares under the DRIP were issued by the bank from treasury with a 2% discount, calculated in accordance with the terms of the DRIP. We issued 7,790,724 common shares under the DRIP in the first and second quarters of 2024.

## Potential Share Issuances

As at October 31, 2025, we had reserved 39,864,838 common shares (39,864,838 as at October 31, 2024) for potential issuance in respect of the DRIP. We have also reserved 5,699,134 common shares (6,554,492 as at October 31, 2024) for the potential exercise of stock options, as further described in Note 20.

# Note 17: Fair Value Measurements and Trading-Related Revenue

We record assets and liabilities held for trading, assets and liabilities designated at fair value, derivatives, certain equity and debt securities and securities sold but not yet purchased at fair value, and other non-trading assets and liabilities at amortized cost less allowances or write-downs for impairment. The fair values presented in this note are based upon the amounts estimated for individual assets and liabilities and do not include an estimate of the fair value of any of the legal entities or underlying operations that comprise our business. For certain portfolios of financial instruments where we manage exposures to similar and offsetting risks, fair value is determined on the basis of our net exposure to that risk.

Fair value represents an estimate of the amount that we would receive, or that would be payable in the case of a liability, in an orderly transaction between willing parties at the measurement date. The fair value amounts disclosed represent point-in-time estimates that may change in subsequent reporting periods due to changes in market conditions or other factors. Some financial instruments are not typically exchangeable or exchanged and therefore it is difficult to determine their fair value. Where there is no quoted market price, we determine fair value using management's best estimates based on a range of valuation techniques and assumptions; since these involve uncertainties, the fair values may not be realized in an actual sale or immediate settlement of the asset or liability.

## Governance Over the Determination of Fair Value

Senior executive oversight of our valuation processes is provided through various valuation and risk committees. In order to ensure that all financial instruments carried at fair value are accurately and appropriately measured for risk management and financial reporting purposes, we have established governance structures and controls, such as model validation and approval, independent price verification (IPV) and profit or loss attribution analysis (PAA), consistent with industry practice. These controls are applied independently of the relevant operating segments.

We establish valuation methodologies for each type of financial instrument that is required to be measured at fair value. The application of valuation models for products or portfolios is subject to independent approval to ensure only validated models are used. The impact of known limitations of models and data inputs is also monitored on an ongoing basis. IPV is a process that regularly and independently verifies the accuracy and appropriateness of market prices or model inputs used in the valuation of financial instruments. This process assesses fair values using a variety of different approaches to verify and validate the valuations. PAA is a daily process carried out by management to identify and explain changes in fair value positions across all operating lines of business within Capital Markets. This process works in concert with other processes to ensure that the fair values being reported are reasonable and appropriate.

## Securities

For traded securities, quoted market value is considered to be fair value. Quoted market value is based on bid or ask prices, depending on which is the most appropriate to measure fair value. Securities for which no active market exists are valued using all reasonably available market information. Our fair value methodologies are described below.

### Government Securities
The fair value of debt securities issued or guaranteed by governments in active markets is determined by reference to recent transaction prices, broker quotes or third-party vendor prices. The fair value of securities that are not traded in an active market is modelled using implied yields derived from the prices of similar actively traded government securities and observable spreads.

### Mortgage-Backed Securities and Collateralized Mortgage Obligations
The fair value of MBS and CMO is determined using prices obtained from independent third-party vendors, broker quotes and relevant market indices, as applicable. If such prices are not available, fair value is determined using cash flow models that make maximum use of observable market inputs or benchmark prices for similar instruments. Valuation assumptions for MBS and CMO include discount rates, default rates, expected prepayments, credit spreads and recoveries.

### Corporate Debt Securities
The fair value of corporate debt securities is determined using prices observed in the most recent transactions. When observable quoted prices are not available, fair value is determined based on discounted cash flow models using discounting curves and spreads obtained from independent dealers, brokers and third-party vendors.

### Trading Loans
The fair value of trading loans is determined by reference to current market prices for the same or similar instruments.

### Corporate Equity Securities
The fair value of corporate equity securities is determined using quoted prices in active markets, where available. Where quoted prices in active markets are not readily available, fair value is determined using either quoted market prices for similar securities or valuation techniques, which include discounted cash flow analysis and earnings multiples.

### Privately Issued Securities
Privately issued debt and equity securities are valued using prices observed in recent market transactions, where available. Otherwise, fair value is derived from valuation models using a market or income approach. These models consider various factors, including projected cash flows, earnings, revenue and other third-party evidence, as available. The fair value of our privately issued securities includes net asset values published by third-party fund managers, as applicable.

Prices obtained from dealers, brokers and third-party vendors are corroborated as part of our independent review process, which may include using valuation techniques or obtaining consensus or composite prices from other pricing services. We validate the estimates of fair value by obtaining multiple third-party quotes for external market prices and input values. We review the approach taken by third-party vendors to ensure that they employ a valuation model that maximizes the use of observable inputs, such as benchmark yields, bid-ask spreads, underlying collateral, weighted-average terms to maturity and prepayment rate assumptions. Fair value estimates from internal valuation techniques are verified, where possible, by reference to prices obtained from third-party vendors.

## Loans

In determining the fair value of our fixed rate performing loans, other than credit card loans, we discount the remaining contractual cash flows, adjusted for estimated prepayments, at market interest rates currently offered for loans with similar terms and credit risk profiles. For credit card performing loans, fair value is considered to be equal to carrying value due to their short-term nature.

For floating rate performing loans, changes in interest rates have minimal impact on fair value since interest rates are repriced or reset frequently. On that basis, fair value is assumed to be equal to carrying value.

The fair value of loans is not adjusted to reflect any credit protection purchased to mitigate credit risk.

## Derivative Instruments

A number of valuation techniques are employed to estimate fair value, including discounted cash flow analysis, the Black-Scholes model, Monte Carlo simulation and other accepted market models. These independently validated models incorporate current market data for interest rates, foreign exchange rates, equity and commodity prices and indices, credit spreads, recovery rates, corresponding market volatility levels, spot prices, correlation levels and other market-based pricing factors. Option implied volatilities, an input into many valuation models, are either obtained directly from market sources or calculated from market prices. Multi-contributor pricing sources are used wherever possible.

In determining the fair value of complex and customized derivatives, we consider all reasonably available information, including dealer and broker quotes, multi-contributor pricing sources and any relevant observable market inputs. Our models calculate fair value based on inputs specific to the type of contract, which may include share prices, correlation for multiple assets, interest rates, foreign exchange rates, yield curves and volatilities.

We calculate a credit valuation adjustment (CVA) to recognize the credit risk related to the possibility that the counterparty may not ultimately be able to fulfill its derivative obligations. The CVA is derived from market-observed credit spreads or proxy credit spreads and our assessment of the net counterparty credit risk exposure, taking into account credit mitigants such as collateral, master netting agreements and novation to central counterparties. We also calculate a funding valuation adjustment (FVA) to recognize the implicit funding costs associated with over-the-counter derivative positions. The FVA is determined by reference to our own funding spreads.

## Deposits

In determining the fair value of our deposits, we incorporate the following assumptions:

- For fixed rate, fixed maturity deposits, we discount the remaining contractual cash flows related to these deposits, adjusted for expected redemptions, at market interest rates currently offered for deposits with similar terms and risk profiles. The fair value of our senior note liabilities and covered bonds is determined by reference to current market prices for similar instruments or using valuation techniques, such as discounted cash flow models, that use market interest rate yield curves and funding spreads.
- For fixed rate deposits with no defined maturities, we consider fair value to equal carrying value, since carrying value is equivalent to the amount payable on the reporting date.
- For floating rate deposits, changes in interest rates have minimal impact on fair value, since deposits reprice to market frequently. On that basis, fair value is considered to equal carrying value.

Certain structured note liabilities that have coupons or repayment terms linked to the performance of interest rates, foreign currencies, commodities, equity securities or other deposits have been designated at FVTPL. The fair value of these structured notes and other deposits is estimated using internally validated valuation models incorporating observable market prices for identical or comparable securities, as well as other inputs, such as interest rate yield curves, option volatilities and foreign exchange rates, where appropriate. Where observable market prices or inputs are not available, management judgment is required to determine fair value by assessing other relevant sources of information, such as historical data and proxy information from similar transactions.

## Securities Sold But Not Yet Purchased

The fair value of these obligations is based on the fair value of the underlying securities, which can be equity or debt securities. As these obligations are fully collateralized, the method used to determine fair value would be the same as that used for the relevant underlying equity or debt securities.

## Securitization and Structured Entities' Liabilities

The determination of the fair value of our securitization and structured entities' liabilities is based on quoted market prices or quoted market prices for similar financial instruments, where available. Where quoted prices are not available, fair value is determined using valuation techniques, such as discounted cash flow models, that maximize the use of observable inputs.

## Subordinated Debt

The fair value of our subordinated debt is determined by referring to current market prices for the same or similar instruments.

## Financial Instruments with a Carrying Value Approximating Fair Value

Carrying value is considered to be a reasonable estimate of fair value for our cash and cash equivalents.

The carrying value of certain financial assets and liabilities, such as interest bearing deposits with banks, securities borrowed or purchased under resale agreements, customers' liability under acceptances and certain other assets, as well as acceptances, securities lent or sold under repurchase agreements and certain other liabilities, is a reasonable estimate of fair value due to their short-term nature or because they are frequently repriced to current market rates. These items are therefore excluded from the table below.

## Fair Value Hierarchy

We categorize assets and liabilities carried at fair value in a fair value hierarchy according to the inputs we use in valuation techniques in order to measure fair value.

## Fair Value of Financial Instruments Not Carried at Fair Value on the Balance Sheet

Set out in the following table are the fair values of financial instruments not carried at fair value in our Consolidated Balance Sheet.

| (Canadian $ in millions) | 2025 | | 2024 | |
| --- | --- | --- | --- | --- |
| | Carrying value | Fair value (6) | Carrying value | Fair value (6) |
| **Securities** (1) | | | | |
| Amortized cost | $ 96,610 | $ 90,448 | $ 115,188 | $ 106,461 |
| | | | | |
| **Loans** (1) (2) | | | | |
| Residential mortgages | 195,708 | 194,755 | 190,666 | 188,848 |
| Consumer instalment and other personal | 91,867 | 91,937 | 91,889 | 91,513 |
| Credit cards | 11,997 | 11,997 | 13,030 | 13,030 |
| Business and government | 364,265 | 364,866 | 369,776 | 370,101 |
| | 663,837 | 663,555 | 665,361 | 663,492 |
| | | | | |
| **Deposits** (3) | 920,040 | 920,927 | 928,332 | 928,689 |
| **Securitization and structured entities' liabilities** (4) | 20,211 | 20,100 | 21,850 | 21,653 |
| **Other liabilities** (5) | 3,103 | 2,953 | 2,929 | 2,669 |
| **Subordinated debt** | 8,500 | 8,756 | 8,377 | 8,543 |

(1) Carrying value is net of ACL.

(2) Excludes $79 million of residential mortgages classified as FVTPL, $13,231 million of business and government loans classified as FVTPL and $14 million of business and government loans classified as FVOCI ($163 million, $12,431 million and $61 million, respectively, as at October 31, 2024).

(3) Excludes $49,093 million of structured note liabilities, $1,129 million of money market deposits, $1,967 million of embedded options related to structured deposits carried at amortized cost and $3,973 million of metals deposits measured at fair value ($45,222 million, $6,032 million, $1,047 million and $1,807 million, respectively, as at October 31, 2024).

(4) Excludes $31,351 million of securitization and structured entities' liabilities classified as FVTPL ($18,314 million as at October 31, 2024).

(5) Other liabilities include certain investment contract liabilities in our insurance business measured at amortized cost, as well as certain other liabilities of subsidiaries.

(6) If financial instruments not carried at fair value were categorized based on the fair value hierarchy, all of these financial instruments would be categorized as Level 2, except for amortized cost securities, which would have $90,448 million categorized as Level 2 ($106,389 million as at October 31, 2024) and $nil million categorized as Level 3 ($72 million as at October 31, 2024).

## Valuation Techniques and Significant Inputs

We determine the fair value of assets and liabilities using quoted prices in active markets (Level 1) when these are available. When quoted prices in active markets are not available, we determine the fair value of assets and liabilities using models such as discounted cash flows, with observable market data for inputs, such as yields or broker quotes and other third-party vendor quotes (Level 2). Fair value may also be determined using models where significant observable market data is not available due to inactive markets or minimal market activity (Level 3). We maximize the use of observable market inputs to the extent possible.

Our Level 2 trading securities are primarily valued using discounted cash flow models with observable spreads or broker quotes. The fair value of Level 2 FVOCI securities is determined using discounted cash flow models with observable spreads or third-party vendor quotes. Level 2 structured note liabilities are valued using models with observable market information. Level 2 derivative assets and liabilities are valued using industry-standard models and observable market information.

The extent of our use of actively quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and models using one or more significant unobservable market information as inputs (Level 3) in the valuation of securities, loans classified as FVTPL and FVOCI, other assets, fair value liabilities, derivative assets and derivative liabilities is presented in the following table:

| (Canadian $ in millions) | 2025 | | | | 2024 | | | |
|---|---|---|---|---|---|---|---|---|
| | Level 1 | Level 2 | Level 3 | Total | Level 1 | Level 2 | Level 3 | Total |
| **Trading Securities** | | | | | | | | |
| Issued or guaranteed by: | | | | | | | | |
| Canadian federal government | $ 757 | $ 11,554 | $ – | $ 12,311 | $ 1,272 | $ 8,764 | $ – | $ 10,036 |
| Canadian provincial and municipal governments | – | 9,035 | – | 9,035 | – | 7,585 | – | 7,585 |
| U.S. federal government | 3,308 | 27,594 | – | 30,902 | 2,688 | 21,560 | – | 24,248 |
| U.S. states, municipalities and agencies | – | 1,144 | – | 1,144 | – | 565 | – | 565 |
| Other governments | 199 | 3,927 | – | 4,126 | 92 | 3,757 | – | 3,849 |
| NHA MBS, and U.S. agency MBS and CMO | – | 56,450 | – | 56,450 | – | 40,995 | – | 40,995 |
| Corporate debt | – | 11,614 | – | 11,614 | – | 10,172 | – | 10,172 |
| Trading loans | – | 4,568 | – | 4,568 | – | 5,493 | – | 5,493 |
| Corporate equity | 61,495 | 658 | – | 62,153 | 65,559 | 420 | 4 | 65,983 |
| | 65,759 | 126,544 | – | 192,303 | 69,611 | 99,311 | 4 | 168,926 |
| **FVTPL Securities** | | | | | | | | |
| Issued or guaranteed by: | | | | | | | | |
| Canadian federal government | 56 | 1,563 | – | 1,619 | 166 | 237 | – | 403 |
| Canadian provincial and municipal governments | – | 1,578 | – | 1,578 | – | 1,578 | – | 1,578 |
| U.S. federal government | – | 1,495 | – | 1,495 | – | 1,527 | – | 1,527 |
| Other governments | – | – | – | – | – | 25 | – | 25 |
| NHA MBS, and U.S. agency MBS and CMO | – | 18 | – | 18 | – | 21 | – | 21 |
| Corporate debt | – | 8,908 | – | 8,908 | – | 8,745 | 35 | 8,780 |
| Corporate equity | 1,090 | 822 | 5,824 | 7,736 | 921 | 910 | 4,899 | 6,730 |
| | 1,146 | 14,384 | 5,824 | 21,354 | 1,087 | 13,043 | 4,934 | 19,064 |
| **FVOCI Securities** | | | | | | | | |
| Issued or guaranteed by: | | | | | | | | |
| Canadian federal government | 1,158 | 44,177 | – | 45,335 | 3,212 | 30,965 | – | 34,177 |
| Canadian provincial and municipal governments | – | 5,644 | – | 5,644 | – | 5,996 | – | 5,996 |
| U.S. federal government | 16 | 20,793 | – | 20,809 | 25 | 16,940 | – | 16,965 |
| U.S. states, municipalities and agencies | – | 5,634 | – | 5,634 | – | 5,068 | – | 5,068 |
| Other governments | 37 | 4,028 | – | 4,065 | – | 5,656 | – | 5,656 |
| NHA MBS, and U.S. agency MBS and CMO | – | 27,015 | – | 27,015 | – | 21,293 | – | 21,293 |
| Corporate debt | – | 4,515 | – | 4,515 | – | 4,370 | – | 4,370 |
| Corporate equity | – | – | 192 | 192 | – | – | 177 | 177 |
| | 1,211 | 111,806 | 192 | 113,209 | 3,237 | 90,288 | 177 | 93,702 |
| **Loans** | | | | | | | | |
| Residential mortgages | – | 79 | – | 79 | – | 163 | – | 163 |
| Business and government loans | – | 12,921 | 324 | 13,245 | – | 12,190 | 302 | 12,492 |
| | – | 13,000 | 324 | 13,324 | – | 12,353 | 302 | 12,655 |
| **Other Assets** (1) | 8,521 | – | 1,483 | 10,004 | 11,236 | – | 1,717 | 12,953 |
| **Fair Value Liabilities** (2) | | | | | | | | |
| Deposits (3) | – | 56,162 | – | 56,162 | – | 54,108 | – | 54,108 |
| Securities sold but not yet purchased | 14,998 | 39,878 | – | 54,876 | 10,631 | 24,399 | – | 35,030 |
| Other liabilities (4) | 2,142 | 32,096 | – | 34,238 | 1,754 | 19,110 | – | 20,864 |
| | 17,140 | 128,136 | – | 145,276 | 12,385 | 97,617 | – | 110,002 |
| **Derivative Assets** | | | | | | | | |
| Interest rate contracts | 15 | 8,666 | – | 8,681 | 36 | 9,851 | – | 9,887 |
| Foreign exchange contracts | 43 | 30,474 | 2 | 30,519 | 4 | 21,258 | 10 | 21,272 |
| Commodity contracts | 225 | 1,224 | 13 | 1,462 | 169 | 1,656 | 2 | 1,827 |
| Equity contracts | 275 | 16,203 | 10 | 16,488 | 539 | 13,718 | – | 14,257 |
| Credit default swaps | – | 1 | – | 1 | – | 10 | – | 10 |
| | 558 | 56,568 | 25 | 57,151 | 748 | 46,493 | 12 | 47,253 |
| **Derivative Liabilities** | | | | | | | | |
| Interest rate contracts | 18 | 10,081 | – | 10,099 | 32 | 10,811 | – | 10,843 |
| Foreign exchange contracts | – | 26,049 | – | 26,049 | – | 19,955 | – | 19,955 |
| Commodity contracts | 196 | 1,412 | – | 1,608 | 96 | 1,721 | 4 | 1,821 |
| Equity contracts | 175 | 20,793 | 5 | 20,973 | 75 | 25,596 | 2 | 25,673 |
| Credit default swaps | – | – | – | – | – | 10 | 1 | 11 |
| | $ 389 | $ 58,335 | $ 5 | $ 58,729 | $ 203 | $ 58,093 | $ 7 | $ 58,303 |

(1) Other assets include precious metals, segregated fund assets and investment properties in our insurance business, carbon credits, certain receivables and other items measured at fair value.
(2) Interest expense for liabilities carried at fair value is $3,476 million for the year ended October 31, 2025 ($2,774 million for the year ended October 31, 2024). Interest expense for liabilities carried at amortized cost is $38,574 million for the year ended October 31, 2025 ($43,743 million for the year ended October 31, 2024).
(3) Deposits include structured note liabilities, money market and metals deposits designated at FVTPL and certain embedded options related to structured deposits carried at amortized cost.
(4) Other liabilities include certain investment contract liabilities and segregated fund liabilities in our insurance business, as well as certain securitization and structured entities' liabilities measured at FVTPL.

Certain comparative figures have been reclassified to conform with the current year's presentation.

## Quantitative Information about Level 3 Fair Value Measurements

The table below presents the fair values of our significant Level 3 financial instruments, the valuation techniques used to determine their fair values and the value ranges of significant unobservable inputs used in the valuations.

| (Canadian $ in millions, except as noted) | | | | | Range of input values (1) | | **2025** |
| | Reporting line in fair value hierarchy table | Fair value of assets | Valuation techniques | Significant unobservable inputs | Low | High | Changes in fair value from using reasonably possible alternatives (2) |
| --- | --- | --- | --- | --- | --- | --- | --- |
| Private equity | Corporate equity | **$ 6,016** | Net asset value | Net asset value | **na** | **na** | **na** |
| | | | EV/EBITDA | Multiple | **5** | **28** | **(38)/38** |
| Investment properties | Other assets | **1,396** | Income approach | Capitalization rate | **5%** | **7%** | **(108)/128** |
| | | | | | | | 2024 |
| Private equity | Corporate equity | $ 4,899 | Net asset value | Net asset value | na | na | na |
| | | | EV/EBITDA | Multiple | 5 | 21 | (18)/18 |
| Investment properties | Other assets | 1,363 | Income approach | Capitalization rate | 2% | 8% | (118)/151 |

(1) The low and high input values represent the lowest and highest actual level of inputs used to value a group of financial instruments in a particular product category. These value ranges do not reflect the level of input uncertainty but are affected by the specific underlying instruments within each product category. The value ranges will therefore vary from period to period based on the characteristics of the underlying instruments held at each balance sheet date.

(2) Net asset values are provided by fund managers and therefore have no other reasonably possible alternative assumptions. Sensitivity of private equity investments is determined by adjusting the price multiples. Sensitivity of investment properties is determined by adjusting the capitalization rate.

na – not applicable

## Significant Unobservable Inputs in Level 3 Instrument Valuations

*Net Asset Value*

Net asset value represents the estimated value of a security based on valuations received from the investment or fund manager. As no observable price is available for most private equity securities, the valuation is based on the economic benefit we expect to derive from our investment.

*EV/EBITDA Multiple*

The fair value of private equity and merchant banking investments is derived by calculating an enterprise value (EV) using the EV/EBITDA multiple and then proceeding through a waterfall of the company's capital structure to determine the value of the assets or securities we hold. The EV/EBITDA multiple is determined using judgment in considering factors such as multiples for comparable listed companies, recent transactions and company-specific factors, as well as liquidity discounts that account for the lack of active trading in these assets and securities.

*Capitalization Rate*

The fair value of investment properties is determined by external independent property valuation experts using industry standard property valuation methodologies on expected future cash flows. The capitalization rate is derived using judgment, considering factors such as market activities across comparable property types and geographic regions, and is a reflection of the expected rate of return to be realized on the investment.

## Significant Transfers

Our policy is to record transfers of assets and liabilities between fair value hierarchy levels at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value. Transfers between Level 1 and Level 2 are determined by the recency of issuance and the availability of quoted market prices in an active market. There were no significant transfers between Level 1 and Level 2 during the years ended October 31, 2025 and 2024.

## Changes in Level 3 Fair Value Measurements

The tables below present a reconciliation of all changes in Level 3 financial instruments for the years ended October 31, 2025 and 2024, including realized and unrealized gains (losses) included in earnings and other comprehensive income, as well as transfers into and out of Level 3. Transfers from Level 2 to Level 3 were due to an increase in unobservable market inputs used in pricing the securities. Transfers from Level 3 to Level 2 were due to an increase in observable market inputs used in pricing the securities.

For the year ended October 31, 2025 (Canadian $ in millions)

| | Fair value as at October 31, 2024 | Change in fair value | | Purchases/ Issuances | Movements | | Transfers | | Fair value as at October 31, 2025 | Change in unrealized gains (losses) recorded in income for instruments still held (2) |
|---|---|---|---|---|---|---|---|---|---|---|
| | | Included in earnings | Included in other comprehensive income (1) | | Sales | Maturities/ Settlement | Transfers into Level 3 | Transfers out of Level 3 | | |
| **Trading Securities** | | | | | | | | | | |
| NHA MBS and U.S. agency MBS and CMO | $ – | $ – | $ – | $ 5 | $ (5) | $ – | $ – | $ – | $ – | $ – |
| Corporate equity | 4 | – | – | 2 | – | – | – | (6) | – | – |
| Total trading securities | 4 | – | – | 7 | (5) | – | – | (6) | – | – |
| **FVTPL Securities** | | | | | | | | | | |
| Corporate debt | 35 | 1 | – | 2 | – | – | – | (38) | – | 1 |
| Corporate equity | 4,899 | (96) | 17 | 1,180 | (252) | – | 82 | (6) | 5,824 | 36 |
| Total FVTPL securities | 4,934 | (95) | 17 | 1,182 | (252) | – | 82 | (44) | 5,824 | 37 |
| **FVOCI Securities** | | | | | | | | | | |
| Corporate equity | 177 | – | (14) | 29 | – | – | – | – | 192 | na |
| Total FVOCI securities | 177 | – | (14) | 29 | – | – | – | – | 192 | na |
| **Business and Government Loans** | 302 | (21) | 4 | 62 | – | (52) | 29 | – | 324 | (21) |
| **Other Assets** | 1,717 | (67) | – | 277 | (7) | (437) | – | – | 1,483 | (63) |
| **Derivative Assets** | | | | | | | | | | |
| Foreign exchange contracts | 10 | (14) | – | 48 | – | (42) | – | – | 2 | (13) |
| Commodity contracts | 2 | 11 | – | – | – | – | – | – | 13 | 12 |
| Equity contracts | – | 2 | – | – | – | – | 17 | (9) | 10 | 2 |
| Credit default swaps | – | – | – | – | – | (1) | 1 | – | – | – |
| Total derivative assets | 12 | (1) | – | 48 | – | (43) | 18 | (9) | 25 | 1 |
| **Other Liabilities** | – | – | – | – | – | – | – | – | – | – |
| **Derivative Liabilities** | | | | | | | | | | |
| Commodity contracts | 4 | (4) | – | – | – | – | – | – | – | (4) |
| Equity contracts | 2 | 3 | – | – | – | – | 3 | (3) | 5 | 3 |
| Credit default swaps | 1 | – | – | – | – | (1) | – | – | – | – |
| Total derivative liabilities | 7 | (1) | – | – | – | (1) | 3 | (3) | 5 | (1) |

For the year ended October 31, 2024 (Canadian $ in millions)

| | Fair value as at October 31, 2023 | Change in fair value | | Purchases/ Issuances | Movements | | Transfers | | Fair value as at October 31, 2024 | Change in unrealized gains (losses) recorded in income for instruments still held (2) |
|---|---|---|---|---|---|---|---|---|---|---|
| | | Included in earnings | Included in other comprehensive income (1) | | Sales | Maturities/ Settlement | Transfers into Level 3 | Transfers out of Level 3 | | |
| **Trading Securities** | | | | | | | | | | |
| NHA MBS and U.S. agency MBS and CMO | $ – | $ – | $ – | $ 41 | $ (41) | $ – | $ – | $ – | $ – | $ – |
| Corporate equity | 37 | – | – | 4 | – | – | – | (37) | 4 | – |
| Total trading securities | 37 | – | – | 45 | (41) | – | – | (37) | 4 | – |
| **FVTPL Securities** | | | | | | | | | | |
| Corporate debt | 27 | (10) | – | 18 | – | – | – | – | 35 | (10) |
| Corporate equity | 4,208 | (162) | 11 | 1,068 | (240) | (1) | 16 | (1) | 4,899 | 57 |
| Total FVTPL securities | 4,235 | (172) | 11 | 1,086 | (240) | (1) | 16 | (1) | 4,934 | 47 |
| **FVOCI Securities** | | | | | | | | | | |
| Corporate equity | 160 | – | 13 | 4 | – | – | – | – | 177 | na |
| Total FVOCI securities | 160 | – | 13 | 4 | – | – | – | – | 177 | na |
| **Business and Government Loans** | 186 | – | – | 89 | – | (171) | 198 | – | 302 | – |
| **Other Assets** | 1,723 | 30 | – | 86 | (21) | (101) | – | – | 1,717 | 47 |
| **Derivative Assets** | | | | | | | | | | |
| Foreign exchange contracts | – | – | – | 10 | – | – | – | – | 10 | – |
| Commodity contracts | 5 | (3) | – | – | – | – | – | – | 2 | (3) |
| Equity contracts | – | – | – | – | – | – | 13 | (13) | – | – |
| Credit default swaps | – | – | – | – | – | – | – | – | – | – |
| Total derivative assets | 5 | (3) | – | 10 | – | – | 13 | (13) | 12 | (3) |
| **Other Liabilities** | 5 | – | – | 8 | – | (13) | – | – | – | – |
| **Derivative Liabilities** | | | | | | | | | | |
| Commodity contracts | 1 | 3 | – | – | – | – | – | – | 4 | 3 |
| Equity contracts | 8 | 1 | – | – | – | – | 2 | (9) | 2 | 1 |
| Credit default swaps | 2 | (2) | – | – | – | – | 1 | – | 1 | (1) |
| Total derivative liabilities | 11 | 2 | – | – | – | – | 3 | (9) | 7 | 3 |

(1) Foreign exchange translation on assets and liabilities held by foreign operations is included in our Consolidated Statement of Comprehensive Income as part of net gains on translation of net foreign operations.

(2) Changes in unrealized gains (losses) on trading and FVTPL securities still held on October 31, 2025 and 2024 are included in earnings for the year.

Unrealized gains (losses) recognized on Level 3 financial instruments may be offset by (losses) gains on economic hedge contracts.

na – not applicable

### Trading-Related Revenue

Trading assets and liabilities, including derivatives, securities and financial instruments designated at FVTPL, are measured at fair value, with gains and losses recognized in non-interest revenue, trading revenues, in our Consolidated Statement of Income. Trading-related revenue includes net interest income and non-interest revenue and excludes underwriting fees and commissions on securities transactions, which are shown separately in our Consolidated Statement of Income.

Net interest income arises from interest and dividends related to trading assets and liabilities, and is reported net of interest expense associated with funding these assets and liabilities in the following table:

| (Canadian $ in millions) | 2025 | 2024 |
|---|---|---|
| Interest rates | $ 1,026 | $ 1,003 |
| Foreign exchange | 633 | 579 |
| Equities | 1,131 | 759 |
| Commodities | 365 | 150 |
| Other | 212 | 55 |
| Total trading-related revenue | $ 3,367 | $ 2,546 |
| Reported as: | | |
| Net interest income | 783 | 169 |
| Non-interest revenue – trading revenues | 2,584 | 2,377 |
| Total trading-related revenue | $ 3,367 | $ 2,546 |

## Note 18: Offsetting of Financial Assets and Financial Liabilities

Financial assets and financial liabilities are offset and the net amount is reported in our Consolidated Balance Sheet when there is a legally enforceable right to offset the recognized amounts and an intention to settle on a net basis or realize the asset and settle the liability simultaneously. The following table presents the amounts that have been offset in our Consolidated Balance Sheet, including securities purchased under resale agreements, securities sold under repurchase agreements and derivative instruments, generally under a market settlement mechanism (e.g. an exchange or clearing house) where simultaneous net settlement can be achieved to eliminate credit and liquidity risk between counterparties. Also presented are amounts not offset in our Consolidated Balance Sheet related to transactions where a master netting agreement or similar arrangement is in place with a right to offset the amounts only in the event of default, insolvency or bankruptcy, or where the offset criteria have otherwise not been met.

| (Canadian $ in millions) | | | | Amounts not offset in the balance sheet | | | 2025 |
|---|---|---|---|---|---|---|---|
| | Gross amounts | Amounts offset in the balance sheet | Net amounts presented in the balance sheet | Impact of master netting agreements | Securities received/pledged as collateral (1) (2) | Cash collateral | Net amount (3) |
| **Financial Assets** | | | | | | | |
| Securities borrowed or purchased under resale agreements | $ 158,361 | $ 28,940 | $ 129,421 | $ 6,899 | $ 121,546 | $ 49 | $ 927 |
| Derivative instruments | 57,489 | 338 | 57,151 | 43,254 | 2,655 | 5,665 | 5,577 |
| | $ 215,850 | $ 29,278 | $ 186,572 | $ 50,153 | $ 124,201 | $ 5,714 | $ 6,504 |
| **Financial Liabilities** | | | | | | | |
| Derivative instruments | $ 59,067 | $ 338 | $ 58,729 | $ 43,254 | $ 2,657 | $ 7,613 | $ 5,205 |
| Securities lent or sold under repurchase agreements | 163,907 | 28,940 | 134,967 | 6,899 | 127,526 | 126 | 416 |
| | $ 222,974 | $ 29,278 | $ 193,696 | $ 50,153 | $ 130,183 | $ 7,739 | $ 5,621 |
| | | | | | | | 2024 |
| **Financial Assets** | | | | | | | |
| Securities borrowed or purchased under resale agreements | $ 135,282 | $ 24,375 | $ 110,907 | $ 5,738 | $ 103,814 | $ 72 | $ 1,283 |
| Derivative instruments | 47,662 | 409 | 47,253 | 31,576 | 2,294 | 3,802 | 9,581 |
| | $ 182,944 | $ 24,784 | $ 158,160 | $ 37,314 | $ 106,108 | $ 3,874 | $ 10,864 |
| **Financial Liabilities** | | | | | | | |
| Derivative instruments | $ 58,712 | $ 409 | $ 58,303 | $ 31,576 | $ 10,866 | $ 7,378 | $ 8,483 |
| Securities lent or sold under repurchase agreements | 135,166 | 24,375 | 110,791 | 5,738 | 104,266 | 258 | 529 |
| | $ 193,878 | $ 24,784 | $ 169,094 | $ 37,314 | $ 115,132 | $ 7,636 | $ 9,012 |

(1) Financial assets received/pledged as collateral are disclosed at fair value and limited to the net balance sheet exposure (i.e. any over-collateralization is excluded from the table).
(2) Certain amounts of collateral are restricted from being sold or repledged except in the event of default or the occurrence of other predetermined events.
(3) Not intended to represent our actual exposure to credit risk.

# Note 19: Capital Management

Our objective is to maintain a strong and optimized capital position in a cost-effective structure that is appropriate given our target regulatory capital ratios and our internal assessment of required economic capital; underpins our operating segments' business strategies and considers the market environment; supports depositor, investor and regulator confidence, dividends and building long-term shareholder value; and is consistent with our target credit ratings.

Our approach includes establishing limits, targets and performance measures that are applied in managing balance sheet positions, risk levels and capital requirements, as well as issuing and redeeming capital instruments to achieve a cost-effective capital structure.

Regulatory capital requirements for the bank are determined in accordance with guidelines issued by OSFI, which are based on the Basel III Framework developed by the Basel Committee on Banking Supervision.

CET1 Capital is the most permanent form of capital. It comprises common shareholders' equity and contractual service margin, and may include a portion of ECL provisions, less deductions for goodwill, intangible assets and certain other items.

Tier 1 Capital primarily comprises CET1 Capital, preferred shares and other equity instruments, less regulatory deductions.

Tier 2 Capital primarily comprises subordinated debentures and may include a portion of ECL provisions, less regulatory deductions. Total Capital includes Tier 1 and Tier 2 Capital.

Total Loss Absorbing Capacity (TLAC) comprises Total Capital and Other TLAC instruments that allow conversion in whole, or in part, into common shares under the *Canada Deposit Insurance Corporation Act* and meet the eligibility criteria under the TLAC guideline. Other TLAC comprises senior secured debt, subject to the Canadian Bail-in Regime, with an original term to maturity of greater than 400 days and a remaining term to maturity of greater than 365 days. Details of the components of our capital position are presented in Notes 10, 11, 15 and 16.

The primary regulatory capital measures are the CET1 Ratio, Tier 1 Capital Ratio, Total Capital Ratio, TLAC Ratio, Leverage Ratio and TLAC Leverage Ratio.

- Regulatory capital ratios are calculated by dividing CET1 Capital, Tier 1 Capital, Total Capital and TLAC by their respective risk-weighted assets.
- The Leverage Ratio is defined as Tier 1 Capital divided by leverage exposures, which consist of on-balance sheet items and specified off-balance sheet items, net of specified adjustments. The TLAC Leverage Ratio is defined as TLAC divided by leverage exposures.

On February 12, 2025, OSFI announced the deferral of increases to the capital floor adjustment factor, which is currently at 67.5%, until further notice. Banks will be notified at least two years prior to any increases in the capital floor adjustment factor being resumed. Revisions related to market risk and credit valuation adjustment risk became effective November 1, 2023.

During the year ended October 31, 2025, we met OSFI's required target regulatory capital ratios, which include a 2.5% Capital Conservation Buffer, a 1.0% CET1 Surcharge for D-SIBs, a Countercyclical Buffer (immaterial for fiscal 2025) and a 3.5% Domestic Stability Buffer (DSB) applicable to D-SIBs. Effective November 1, 2023, the DSB was increased from 3.0% to 3.5% of total RWA. On June 26, 2025, OSFI announced that the DSB would remain at 3.5%. Our capital position as at October 31, 2025 is further discussed in the Enterprise-Wide Capital Management section of our Management's Discussion and Analysis.

## Regulatory Capital and Total Loss Absorbing Capacity Measures, Risk-Weighted Assets and Leverage Exposures [1]

| (Canadian $ in millions, except as noted) | 2025 | 2024 |
|---|---|---|
| CET1 Capital | $ 58,286 | $ 57,054 |
| Tier 1 Capital | 65,890 | 64,735 |
| Total Capital | 75,562 | 73,911 |
| TLAC | 129,957 | 123,288 |
| Risk-Weighted Assets | 437,945 | 420,838 |
| Leverage Exposures | 1,521,813 | 1,484,962 |
| CET1 Ratio | 13.3% | 13.6% |
| Tier 1 Capital Ratio | 15.0% | 15.4% |
| Total Capital Ratio | 17.3% | 17.6% |
| TLAC Ratio | 29.7% | 29.3% |
| Leverage Ratio | 4.3% | 4.4% |
| TLAC Leverage Ratio | 8.5% | 8.3% |

(1) Calculated in accordance with OSFI's CAR Guideline, Leverage Requirements Guideline and TLAC Guideline, as applicable.

# Note 20: Employee Compensation – Share-Based Compensation

## Stock Option Plan

We maintain a Stock Option Plan for designated officers and employees. Options are granted at an exercise price equal to the closing price of our common shares on the day before the grant date. Stock options granted vest in equal tranches of 50% on the third and fourth anniversaries of their grant date. Each tranche is treated as a separate award with a different vesting period. In general, options expire 10 years from their grant date.

We determine the fair value of stock options on their grant date and record this amount as compensation expense over the period that the stock options vest, with a corresponding increase to contributed surplus. When these stock options are exercised, we issue shares and record the amount of proceeds, together with the amount recorded in contributed surplus, in share capital. The estimated grant date fair value of stock options granted to employees who are eligible to retire is expensed at the date of grant.

The following table summarizes information about our Stock Option Plan:

| (Canadian $, except as noted) | 2025 | | 2024 | |
|---|---|---|---|---|
| | Number of stock options | Weighted-average exercise price | Number of stock options | Weighted-average exercise price |
| Outstanding at beginning of year | 6,554,492 | $ 110.14 | 6,312,576 | $ 105.26 |
| Granted | 716,633 | 141.00 | 1,113,853 | 118.50 |
| Exercised | (1,520,631) | 95.74 | (811,652) | 82.74 |
| Forfeited/expired/cancelled | (51,360) | 122.96 | (60,285) | 122.22 |
| Outstanding at end of year | 5,699,134 | 117.75 | 6,554,492 | 110.14 |
| Exercisable at end of year | 2,245,942 | 103.82 | 2,856,460 | 95.27 |
| Available for grant | 8,900,641 | | 9,565,914 | |

Employee compensation expense related to this plan for the years ended October 31, 2025 and 2024 was $16 million and $18 million, respectively.

Options outstanding and exercisable at October 31, 2025 by range of exercise price were as follows:

| (Canadian $, except as noted) | | | | | 2025 |
|---|---|---|---|---|---|
| | | Options outstanding | | Options exercisable | |
| Range of exercise prices | Number of stock options | Weighted-average remaining contractual life (years) | Weighted-average exercise price | Number of stock options | Weighted-average exercise price |
| $70.01 to $90.00 | 380,829 | 3.0 | $ 89.25 | 380,829 | $ 89.25 |
| $90.01 to $100.00 | 698,899 | 4.1 | 97.08 | 698,899 | 97.08 |
| $100.01 to $120.00 | 1,842,015 | 6.2 | 111.19 | 779,359 | 101.23 |
| $120.01 to $140.00 | 2,060,758 | 6.7 | 127.80 | 386,855 | 135.58 |
| $140.01 and over | 716,633 | 9.1 | 141.00 | – | – |

The following table summarizes additional information about our Stock Option Plan:

| (Canadian $ in millions, except as noted) | 2025 | 2024 |
|---|---|---|
| Unrecognized compensation cost for non-vested stock option awards | $ 10 | $ 12 |
| Cash proceeds from stock options exercised | 146 | 67 |
| Weighted-average share price for stock options exercised (in dollars) | 152.59 | 120.40 |

The fair value of options granted was estimated using a binomial option pricing model. The weighted-average fair value of options granted during the years ended October 31, 2025 and 2024 was $18.46 and $15.33, respectively. To determine the fair value of the stock option tranches on the grant date, the following ranges of values were used as inputs for each option pricing assumption:

| | 2025 | 2024 |
|---|---|---|
| Expected dividend yield | 3.6% | 4.5% |
| Expected share price volatility | 16.7% | 17.4% – 17.6% |
| Risk-free rate of return | 2.8% | 3.3% – 3.4% |
| Expected period until exercise (in years) | 6.5 – 7.0 | 6.5 – 7.0 |

Changes to the input assumptions can result in different fair value estimates.

Expected dividend yield is based on market expectations of future dividends on our common shares. Expected share price volatility is determined based on the market consensus implied volatility for traded options on our common shares. The risk-free rate is based on the yields of a Canadian swap curve with maturities similar to the expected period remaining until exercise of the options. The weighted-average exercise price on the grant date for the years ended October 31, 2025 and 2024 was $141.00 and $118.50, respectively.

## Other Share-Based Compensation

*Share Purchase Plans*

We offer various employee share purchase plans. The largest of these plans provides employees with the option of directing a portion of their gross salary toward the purchase of our common shares. We match 50% of employee contributions up to 6% of their individual gross salary to a maximum of $75,000. Our contributions during the first two years vest after two years of participation in the plan, with subsequent contributions vesting immediately. The shares held in the employee share purchase plan are purchased on the open market and are considered outstanding for purposes of computing earnings per share. The dividends earned on our common shares held by the plan are used to purchase additional common shares on the open market.

We account for our contributions as employee compensation expense when they are contributed to the plan.

Employee compensation expense related to these plans for the years ended October 31, 2025 and 2024 was $48 million and $49 million, respectively. There were 17.4 million and 18.1 million common shares held in these plans for the years ended October 31, 2025 and 2024, respectively.

*Compensation Trusts*

Our compensation trusts include share ownership and deferred compensation arrangements. These compensation trusts are consolidated if we control the trust, meaning that we have power over the trust, exposure to variable returns as a result of our involvement and the ability to exercise power to affect the amount of our returns.

We sponsor various share ownership arrangements, certain of which are administered through trusts into which our matching contributions are paid and not required to be consolidated. Total assets held related to these share ownership arrangements amounted to $3,026 million as at October 31, 2025 ($2,299 million as at October 31, 2024).

We sponsor various deferred compensation arrangements, administered through trusts into which our contributions are paid to fund deferred compensation to certain U.S. senior employees. Some of these trusts are required to be consolidated. Total consolidated trust assets are $297 million as at October 31, 2025 ($313 million as at October 31, 2024). Total assets held related to unconsolidated trusts amounted to $259 million as at October 31, 2025 ($221 million as at October 31, 2024).

*Mid-Term Incentive Plans*

We offer mid-term incentive plans for executives and certain senior employees. Payment amounts are adjusted to reflect reinvested dividends and changes in the market value of our common shares and the bank's performance relative to certain goals, when applicable. Depending on the plan, the recipient receives either a single cash payment at the end of the three-year period of the plan, or cash payments over the three years of the plan. As the awards are cash-settled, they are recorded as liabilities. Amounts payable under such awards are recorded as compensation expense over the vesting period. Amounts related to units granted to employees who are eligible to retire are expensed at the time of grant. Subsequent changes in the fair value of the liability are recorded in compensation expense in the period in which they arise.

Mid-term incentive plan units granted during the years ended October 31, 2025 and 2024 totalled 5.8 million and 6.7 million, respectively.

The weighted-average fair value of the units granted during the years ended October 31, 2025 and 2024 was $132.73 and $111.66, respectively, and we recorded employee compensation expense of $1,525 million and $1,037 million, respectively. We hedge the impact of the change in market value of our common shares by entering into total return swaps. We also enter into foreign currency forwards to manage the impact of foreign exchange translation from grants in our U.S. businesses. Gains on total return swaps and foreign currency forwards recognized for the years ended October 31, 2025 and 2024 were $672 million and $178 million, respectively, resulting in net employee compensation expense of $853 million and $859 million, respectively.

A total of 17.4 million and 18.4 million mid-term incentive plan units were outstanding as at October 31, 2025 and 2024, respectively, and the intrinsic value of those awards which had vested was $2,352 million and $1,663 million, respectively.

*Deferred Incentive Plans*

We offer deferred incentive plans for members of our Board of Directors, executives and key employees in Capital Markets and Wealth Management. Under these plans, fees, annual incentive payments and/or commissions can be deferred and recorded as share units of our common shares. These share units are typically either fully vested on the grant date or vest at the end of three years. The value of these share units is adjusted to reflect reinvested dividends and changes in the market value of our common shares.

Deferred incentive plan payments are paid in cash upon the participant's departure from the bank.

Employee compensation expense for these plans is recorded in the year the fees, incentive payments and/or commissions are earned. Changes in the amount of the incentive plan payments as a result of dividends and share price movements are recorded as increases or decreases in employee compensation expense in the period of the change.

Deferred incentive plan units granted during the years ended October 31, 2025 and 2024 totalled 0.3 million and 0.3 million, respectively, and the weighted-average fair value of the units granted during the years ended October 31, 2025 and 2024 was $140.64 and $121.18, respectively.

Liabilities related to these plans totalled $874 million and $655 million as at October 31, 2025 and 2024, respectively, and are recorded in other liabilities in our Consolidated Balance Sheet.

Employee compensation expense related to these plans for the years ended October 31, 2025 and 2024 was $262 million and $139 million, respectively. We have entered into derivative instruments to hedge our exposure related to these plans. Changes in the fair value of these derivatives are recorded in employee compensation expense in the period in which they arise. Gains on these derivatives recognized for the years ended October 31, 2025 and 2024 were $232 million and $107 million, respectively. These gains resulted in net employee compensation expense for the years ended October 31, 2025 and 2024 of $30 million and $32 million, respectively.

A total of 5.0 million and 5.1 million deferred incentive plan units were outstanding as at October 31, 2025 and 2024, respectively.

# Note 21: Employee Compensation – Pension and Other Employee Future Benefits

## Pension and Other Employee Future Benefit Plans

We sponsor a number of arrangements globally that provide pension and other employee future benefits to our retired and current employees. The largest of these arrangements, by defined benefit obligation, are the primary defined benefit pension plans for employees in Canada and the United States and the primary other employee future benefit plan for employees in Canada.

Pension arrangements include defined benefit pension plans, as well as supplementary arrangements that provide pension benefits in excess of statutory limits. Generally, under these plans we provide retirement benefits based on an employee's years of service and average annual earnings over a period of time prior to retirement. Our pension and other employee future benefit expenses, recorded in non-interest expense, employee compensation, in our Consolidated Statement of Income, mainly comprise the current service cost plus or minus the interest on net defined benefit assets or liabilities. In addition, we provide defined contribution pension plans to our employees. The costs of these plans, recorded in non-interest expense, employee compensation, in our Consolidated Statement of Income, are equal to our contributions to the plans.

Effective December 31, 2020, the primary defined benefit pension plan for employees in Canada was closed to new employees hired after that date. Employees hired or transferred to BMO Canada on or after January 1, 2021 are eligible to participate in a defined contribution pension plan once they have completed the waiting period of six months of continuous service.

We also provide other employee future benefits, including health and dental care benefits and life insurance, for eligible current and retired employees.

Short-term employee benefits, such as salaries, paid absences, bonuses and other benefits, are accounted for on an accrual basis over the period in which the employees provide the related services.

## Investment Policy

The defined benefit pension plans are administered under an established governance structure, with oversight exercised by the Board of Directors.

The plans are managed under a framework that considers both assets and liabilities in the development of an investment policy and management of risk. We have implemented a liability-driven investment strategy for the primary Canadian and U.S. plans to enhance risk-adjusted returns while reducing the plans' surplus volatility. This strategy has reduced the impact of the plans on our regulatory capital.

The plans invest in asset classes that include equities, fixed income and private investments, under established investment guidelines. Plan assets are diversified across asset classes and by geographic exposure. They are managed by asset management firms that are responsible for the selection of investment securities. Derivative instruments are permitted under policy guidelines and are generally used to hedge foreign currency exposures, manage interest rate exposures or replicate the return of an asset.

## Risk Management

The defined benefit pension plans are exposed to various risks, including market risk (interest rate, equity and foreign currency risks), credit risk, operational risk, surplus risk and longevity risk. We follow a number of approaches to monitor and actively manage these risks, including:
- monitoring surplus-at-risk, which measures a plan's risk exposures in an asset-liability framework;
- stress testing and scenario analyses to evaluate the volatility of the plans' financial positions and any potential impact on the bank;
- hedging of foreign currency and interest rate risk exposures within policy limits;
- controls related to asset mix allocations, geographic allocations, portfolio duration, credit quality of debt securities, sector guidelines, issuer/counterparty limits and others; and
- ongoing monitoring of exposures, performance and risk levels.

## Pension and Other Employee Future Benefit Liabilities

Our actuaries perform valuations of our defined benefit obligations for pension and other employee future benefits as at October 31 of each year using the projected unit credit method based on management's assumptions about discount rates, rates of compensation increase, retirement age, mortality and health care cost trend rates.

The discount rates for the primary Canadian and U.S. pension and other employee future benefit plans were selected based on the yields of high-quality AA rated corporate bonds with terms matching the plans' cash flows.

The fair value of plan assets is deducted from the defined benefit obligation to determine the net defined benefit asset or liability. For defined benefit pension plans that are in a net defined benefit asset position, the recognized asset is limited to the present value of economic benefits available in the form of future refunds from the plan or reductions in future contributions to the plan (the asset ceiling). Changes in the asset ceiling are recognized in other comprehensive income. Components of the change in our net defined benefit assets or liabilities and our pension and other employee future benefit expenses are as follows:

**Current service cost** represents benefits earned in the current year. The cost is determined with reference to the current workforce and the amount of benefits to which employees will be entitled upon retirement, based on the provisions of our benefit plans.

**Interest on net defined benefit asset or liability** represents the increase in the net defined benefit asset or liability that results from the passage of time and is determined by applying the discount rate to the net defined benefit asset or liability.

**Actuarial gains and losses** may arise in two ways. First, each year our actuaries recalculate the defined benefit obligations and compare them to those estimated as at the previous year end. Any differences that result from changes in demographic and economic assumptions or from plan member experience being different from management's expectations at the previous year end are considered actuarial gains or losses. Second, actuarial gains and losses arise when there are differences between the discount rate and actual returns on plan assets. For the majority of our plans, actuarial gains and losses are recognized immediately in other comprehensive income as they occur and are not subsequently reclassified to income in future periods. For certain other long-term benefit plans, these actuarial gains and losses are recognized immediately in income.

**Plan amendments** are changes in our defined benefit obligations that result from changes to provisions of the plans. The effects of plan amendments are recognized immediately in income when a plan is amended.

**Settlements** occur when defined benefit obligations for plan participants are settled, usually through lump sum cash payments, and as a result we no longer have any obligation to provide such participants with benefit payments in the future.

## Funding of Pension and Other Employee Future Benefit Plans

We fund our defined benefit pension plans in Canada and the United States in accordance with statutory requirements, and the assets in these plans are used to pay benefits to retirees and other employees. Some groups of employees are also eligible to make voluntary contributions in order to receive enhanced benefits. Our supplementary pension plan in Canada is funded, while the supplementary pension plan in the United States is unfunded.

Our other employee future benefit plans in Canada and the United States are either funded or unfunded. Benefit payments related to these plans are paid either through the respective plan or directly by us.

We measure the fair value of plan assets for our plans in Canada and the United States as at October 31. In addition to actuarial valuations for accounting purposes, we are required to prepare valuations for determining our minimum funding requirements for our pension arrangements in accordance with the relevant statutory framework (our funding valuation). The most recent funding valuation for our primary Canadian pension plan was filed as of October 31, 2023, and the next valuation is required no later than October 31, 2026. The most recent funding valuation for our primary U.S. pension plan was performed as at January 1, 2025.

We amended certain pension plans in the fourth quarter of 2025 to provide additional options for when certain retirees can receive their pension benefits. When there are surplus assets, we must assess the economic benefit to the bank. These amendments provide us with additional economic benefits so we are able to reverse some of a previous asset write-down. As a result, we increased pension assets by $47 million through other comprehensive income.

We amended one of our U.S. pension plans in the first quarter of 2025, resulting in a $19 million benefit that was recognized as a reduction in employee compensation expense.

We amended certain other employee future benefit plans in the first quarter of 2024. These amendments combined the administration of a few plans. In addition, we converted one defined contribution plan into a defined benefit plan and therefore brought a net asset onto our Consolidated Balance Sheet equal to the surplus assets in that plan. This resulted in a benefit of $84 million from plan amendments that was recognized as a reduction in employee compensation expense. When there are surplus assets, we must assess the economic benefit to the bank. Given there are no immediate economic benefits without further plan amendments, the surplus assets of $62 million in the combined plans were reduced to $nil through other comprehensive income.

A summary of plan information for the past two years is as follows:

| (Canadian $ in millions) | Pension plans | | Other employee future benefit plans | |
|---|---|---|---|---|
| | **2025** | 2024 | **2025** | 2024 |
| Defined benefit obligation | $ **8,582** | $ 8,365 | $ **950** | $ 954 |
| Fair value of plan assets | **9,708** | 9,431 | **248** | 245 |
| Net surplus (deficit) | **1,126** | 1,066 | **(702)** | (709) |
| Effect of asset ceiling | **–** | (3) | **(74)** | (110) |
| Net surplus (deficit), net of the effect of the asset ceiling | $ **1,126** | $ 1,063 | $ **(776)** | $ (819) |
| Net surplus (deficit) comprises: | | | | |
| Funded or partially funded plans | **1,271** | 1,223 | **87** | 44 |
| Unfunded plans | **(145)** | (160) | **(863)** | (863) |
| Net surplus (deficit), net of the effect of the asset ceiling | $ **1,126** | $ 1,063 | $ **(776)** | $ (819) |

## Pension and Other Employee Future Benefit Expenses

Pension and other employee future benefit expenses are determined as follows:

| (Canadian $ in millions) | Pension plans | | Other employee future benefit plans | |
|---|---|---|---|---|
| | **2025** | 2024 | **2025** | 2024 |
| **Annual benefits expense** | | | | |
| Current service cost | $ **177** | $ 153 | $ **6** | $ 5 |
| Net interest (income) expense (1) | **(51)** | (61) | **38** | 40 |
| Impact of plan amendments | **(19)** | – | **–** | (84) |
| Administrative expenses | **8** | 11 | **–** | – |
| Remeasurement of other long-term benefits | **–** | – | **24** | 5 |
| Benefits expense | $ **115** | $ 103 | $ **68** | $ (34) |
| Government pension plans expense (2) | **388** | 375 | **–** | – |
| Defined contribution expense | **306** | 290 | **–** | – |
| Total annual pension and other employee future benefit expenses (recovery) recognized in our Consolidated Statement of Income | $ **809** | $ 768 | $ **68** | $ (34) |

(1) Net interest (income) expense is increased by $nil million for pension plans and $6 million for other employee future benefit plans for 2025 ($nil million and $3 million, respectively, for 2024) as a result of assets written down through other comprehensive income due to the asset ceiling.

(2) Includes Canada Pension Plan, Quebec Pension Plan and *U.S. Federal Insurance Contributions Act*.

## Weighted-Average Assumptions

| | Pension plans | | Other employee future benefit plans | |
|---|---|---|---|---|
| | **2025** | 2024 | **2025** | 2024 |
| **Defined Benefit Expenses** | | | | |
| Discount rate at beginning of year (1) (2) | **4.9%** | 5.8% | **4.8%** | 5.7% |
| Rate of compensation increase | **2.1%** | 2.1% | **na** | na |
| Assumed overall health care cost trend rate | **na** | na | **4.8%** (3) | 4.8% (3) |
| **Defined Benefit Obligation** | | | | |
| Discount rate at end of year | **4.8%** | 4.9% | **4.7%** | 4.8% |
| Rate of compensation increase | **2.1%** | 2.1% | **na** | na |
| Assumed overall health care cost trend rate | **na** | na | **4.7%** (3) | 4.8% (3) |

(1) The pension benefit current service cost was calculated using a separate discount rate of 4.9% and 5.6% for 2025 and 2024, respectively.

(2) The other employee future benefit plans current service cost was calculated using a separate discount rate of 5.0% and 5.7% for 2025 and 2024, respectively.

(3) Trending to 4.0% in 2041 and remaining at that level thereafter.

na – not applicable

Assumptions regarding future mortality are based on published statistics and mortality tables calibrated to plan experience, when applicable. The current life expectancies underlying the amounts of the defined benefit obligations for our primary plans are as follows:

| (Years) | Canada | | United States | |
|---|---|---|---|---|
| | **2025** | 2024 | **2025** | 2024 |
| **Life expectancy for those currently age 65** | | | | |
| Males | **23.6** | 24.0 | **22.0** | 22.0 |
| Females | **24.7** | 24.3 | **23.4** | 23.3 |
| **Life expectancy at age 65 for those currently age 45** | | | | |
| Males | **24.5** | 24.9 | **23.2** | 23.2 |
| Females | **25.6** | 25.2 | **24.6** | 24.5 |

Changes in the estimated financial positions of our defined benefit pension plans and other employee future benefit plans are as follows:

| (Canadian $ in millions, except as noted) | | Pension plans | | Other employee future benefit plans | |
|---|---|---|---|---|---|
| | | **2025** | 2024 | **2025** | 2024 |
| **Defined benefit obligation** | | | | | |
| Defined benefit obligation at beginning of year | $ | **8,365** | $ 7,513 | $ **954** | $ 880 |
| Transfer of defined benefit obligation | | **3** | – | **(3)** | – |
| Settlements (1) | | **–** | (147) | **–** | – |
| Current service cost | | **177** | 153 | **6** | 5 |
| Interest cost | | **399** | 418 | **45** | 49 |
| Impact of plan amendments | | **(19)** | – | **–** | 15 |
| Benefits paid | | **(500)** | (481) | **(62)** | (59) |
| Employee contributions | | **21** | 20 | **6** | 6 |
| Actuarial (gains) losses due to: | | | | | |
| Changes in demographic assumptions | | **6** | – | **(22)** | (12) |
| Changes in financial assumptions | | **45** | 851 | **(2)** | 81 |
| Plan member experience | | **71** | 31 | **27** | (11) |
| Foreign exchange and other | | **14** | 7 | **1** | – |
| Defined benefit obligation at end of year | | **8,582** | 8,365 | **950** | 954 |
| Wholly or partially funded defined benefit obligation | | **8,437** | 8,205 | **87** | 91 |
| Unfunded defined benefit obligation | | **145** | 160 | **863** | 863 |
| Total defined benefit obligation | | **8,582** | 8,365 | **950** | 954 |
| **Fair value of plan assets** | | | | | |
| Fair value of plan assets at beginning of year | | **9,431** | 8,559 | **245** | 138 |
| Settlements (1) | | **–** | (147) | **–** | – |
| Impact of plan amendments | | **–** | – | **–** | 100 |
| Interest income | | **450** | 479 | **13** | 12 |
| Return on plan assets (excluding interest income) | | **246** | 979 | **1** | 1 |
| Employer contributions | | **55** | 25 | **43** | 45 |
| Employee contributions | | **21** | 20 | **6** | 6 |
| Benefits paid | | **(500)** | (481) | **(62)** | (59) |
| Administrative expenses | | **(8)** | (12) | **–** | – |
| Foreign exchange and other | | **13** | 9 | **2** | 2 |
| Fair value of plan assets at end of year | | **9,708** | 9,431 | **248** | 245 |
| Effect of asset ceiling | | **–** | (3) | **(74)** | (110) |
| Net surplus (deficit), net of the effect of the asset ceiling | $ | **1,126** | $ 1,063 | $ **(776)** | $ (819) |
| **Recorded in:** | | | | | |
| Other assets | | **1,316** | 1,252 | **87** | 44 |
| Other liabilities | | **(190)** | (189) | **(863)** | (863) |
| Net surplus (deficit), net of the effect of the asset ceiling | $ | **1,126** | $ 1,063 | $ **(776)** | $ (819) |
| **Actuarial gains (losses) recognized in other comprehensive income** | | | | | |
| Net actuarial gains (losses) on plan assets | | **246** | 979 | **1** | 1 |
| Effect of asset ceiling | | **3** | (3) | **43** | (107) |
| Actuarial gains (losses) on defined benefit obligation due to: | | | | | |
| Changes in demographic assumptions | | **(6)** | – | **22** | 15 |
| Changes in financial assumptions | | **(45)** | (851) | **3** | (74) |
| Plan member experience | | **(71)** | (31) | **(5)** | 6 |
| Foreign exchange and other | | **(1)** | (3) | **–** | – |
| **Actuarial gains (losses) recognized in other comprehensive income for the year** | $ | **126** | $ 91 | $ **64** | $ (159) |

(1) We completed a buyout of our UK pension plan in the fourth quarter of 2024, whereby we transferred our defined benefit obligations and an equal amount of plan assets to a third-party insurer, who has assumed responsibility for administering payments to plan members. We do not have any further involvement in the plan. There was no pre-tax impact from this transfer. Deferred tax assets and liabilities related to the pension plan were reduced to $nil.

## Plan Asset Allocations and Fair Value

Our pension and other employee future benefit plan assets are measured at fair value on a recurring basis. The asset allocation ranges, weighted-average actual asset allocations and fair values of plan assets held by our primary plans as at October 31, 2025 and 2024 are as follows:

| (Canadian $ in millions) | | | **2025** | | | | | | | 2024 |
|---|---|---|---|---|---|---|---|---|---|---|
| | **Target range** | **% of total** | **Quoted** | **Unquoted** | **Total** | Target range | % of total | Quoted | Unquoted | Total |
| Equities | **15 – 40%** | **21%** | $ **1,139** | $ **869** | $ **2,008** | 15 – 40% | 22% | $ 1,060 | $ 852 | $ 1,912 |
| Fixed income investments | **40 – 55%** | **49%** | **106** | **4,551** | **4,657** | 40 – 55% | 49% | 96 | 4,467 | 4,563 |
| Private investments | **10 – 35%** | **30%** | **–** | **2,791** | **2,791** | 10 – 35% | 29% | – | 2,681 | 2,681 |
| | | **100%** | $ **1,245** | $ **8,211** | $ **9,456** | | 100% | $ 1,156 | $ 8,000 | $ 9,156 |

No plan assets are directly invested in securities of the bank or those of its related parties as at October 31, 2025 and 2024. Our primary Canadian plan also did not directly hold, through pooled funds, any of our common shares and fixed income securities as at October 31, 2025 and 2024. The plans do not hold any property we occupy or other assets we use.

## Sensitivity of Assumptions

Key weighted-average assumptions for 2025 used in measuring the defined benefit obligations for our primary plans are outlined in the following table. The sensitivity analysis provided should be used with caution, as it is hypothetical and the impact of changes in each key assumption may not be linear. The sensitivity to changes in each key variable has been calculated independently of the impact of changes in other key variables. Actual experience may result in simultaneous changes in a number of key assumptions, which would amplify or reduce certain sensitivities.

| (Canadian $ in millions, except as noted) | Defined benefit obligation | |
| --- | --- | --- |
| | Pension plans | Other employee future benefit plans |
| Discount rate (%) | 4.8 | 4.7 |
| Impact of: 1% increase ($) | (867) | (70) |
| 1% decrease ($) | 1,073 | 83 |
| Rate of compensation increase (%) | 2.1 | na |
| Impact of: 0.25% increase ($) | 36 | na |
| 0.25% decrease ($) | (35) | na |
| Mortality | | |
| Impact of: 1 year shorter life expectancy ($) | (165) | (19) |
| 1 year longer life expectancy ($) | 161 | 19 |
| Assumed overall health care cost trend rate (%) | na | 4.7 (1) |
| Impact of: 1% increase ($) | na | 30 |
| 1% decrease ($) | na | (28) |

(1) Trending to 4.0% in 2041 and remaining at that level thereafter.

na – not applicable

## Maturity Profile

The duration of the defined benefit obligation for our primary plans is as follows:

| (Years) | 2025 | 2024 |
| --- | --- | --- |
| Canadian pension plans | 13.1 | 13.0 |
| U.S. pension plans | 7.3 | 7.5 |
| Canadian other employee future benefit plans | 11.4 | 11.7 |

## Cash Flows

Cash payments we made during the year in connection with our employee future benefit plans are as follows:

| (Canadian $ in millions) | Pension plans | | Other employee future benefit plans | |
| --- | --- | --- | --- | --- |
| | 2025 | 2024 | 2025 | 2024 |
| Net contributions (refund) | $ 4 | $ (25) | $ – | $ – |
| Contributions to defined contribution plans | 306 | 290 | – | – |
| Benefits paid directly to pensioners | 51 | 50 | 47 | 45 |
| | $ 361 | $ 315 | $ 47 | $ 45 |

Our best estimate of the contributions and benefits paid directly to pensioners we expect to make for the year ending October 31, 2026 is approximately $41 million for our defined benefit pension plans and $23 million for our other employee future benefit plans. Benefit payments from our defined benefit and other employee future benefit plans to retirees for the year ending October 31, 2026 are estimated to be $605 million.

# Note 22: Income Taxes

We report our provision for income taxes in our Consolidated Statement of Income based upon transactions recorded in our consolidated financial statements, regardless of when they are recognized for income tax purposes, with the exception of repatriation of retained earnings from our subsidiaries, as noted below.

In addition, we record an income tax expense or benefit in other comprehensive income or directly in equity when the taxes relate to amounts recorded in other comprehensive income or equity. For example, income tax expense (recovery) on hedging gains (losses) related to our net investment in foreign operations is recorded in our Consolidated Statement of Comprehensive Income as part of net gains (losses) on translation of net foreign operations.

Current tax is the amount of income tax recoverable (payable) in respect of the taxable loss (profit) for a period. Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities for accounting and tax purposes. Deferred tax assets and liabilities are measured at the expected tax rates when temporary differences reverse. Changes in deferred tax assets and liabilities related to a change in tax rates are recorded in income in the period the tax rate is substantively enacted, except to the extent that the tax arises from a transaction or event that is recognized either in other comprehensive income or directly in equity. Current and deferred taxes are offset only when they are levied by the same tax authority on the same entity or group of entities, and when there is a legal right to offset.

## Provision for Income Taxes

| (Canadian $ in millions) | | 2025 | | 2024 |
|---|---|---|---|---|
| **Consolidated Statement of Income** | | | | |
| Current | | | | |
| Provision for income taxes for the current period | $ | **2,813** | $ | 2,055 |
| Deferred | | | | |
| Origination and reversal of temporary differences | | **5** | | 150 |
| Effect of changes in tax rates | | **7** | | 3 |
| | | **2,825** | | 2,208 |
| **Other Comprehensive Income and Equity** | | | | |
| Income tax expense (recovery) related to: | | | | |
| Unrealized gains on FVOCI debt securities | | **113** | | 79 |
| Reclassification to earnings of (gains) on FVOCI debt securities | | **(23)** | | (31) |
| Gains on derivatives designated as cash flow hedges | | **365** | | 966 |
| Reclassification to earnings of losses on derivatives designated as cash flow hedges | | **397** | | 536 |
| Unrealized (losses) on hedges of net foreign operations | | **(29)** | | (38) |
| Unrealized gains (losses) on FVOCI equity securities | | **(4)** | | 3 |
| Gains (losses) on remeasurement of pension and other employee future benefit plans | | **53** | | 1 |
| (Losses) on remeasurement of own credit risk on financial liabilities designated at fair value | | **(92)** | | (242) |
| Income tax (recovery) recorded directly in equity | | **(136)** | | (95) |
| | | **644** | | 1,179 |
| Total provision for income taxes | $ | **3,469** | $ | 3,387 |

Certain comparative figures have been reclassified to conform with the current year's presentation.

## Reconciliation to Statutory Tax Rate

Set out below is a reconciliation of our statutory tax rates and income taxes that would be payable at these rates to the effective tax rates and provision for income taxes that we have recorded in our Consolidated Statement of Income:

| (Canadian $ in millions, except as noted) | | 2025 | | | 2024 | |
|---|---|---|---|---|---|---|
| Combined Canadian federal and provincial income taxes at the statutory tax rate | $ | **3,211** | **27.8%** | $ | 2,651 | 27.8% |
| Increase (decrease) resulting from: | | | | | | |
| Tax-exempt income from securities | | **(36)** | **(0.3)** | | (45) | (0.5) |
| Foreign operations subject to different tax rates (1) | | **(264)** | **(2.3)** | | (365) | (3.8) |
| Change in tax rate for deferred taxes | | **7** | **0.1** | | 3 | – |
| Income attributable to investments in associates and joint ventures | | **(51)** | **(0.4)** | | (36) | (0.3) |
| Other | | **(42)** | **(0.4)** | | – | – |
| Provision for income taxes in our Consolidated Statement of Income and effective tax rate | $ | **2,825** | **24.5%** | $ | 2,208 | 23.2% |

(1) Global minimum tax rules became effective this fiscal year, and as a result, our effective tax rate increased by approximately 55 basis points for the year ended October 31, 2025.

## Components of Deferred Tax Balances

(Canadian $ in millions)

| Deferred Tax Asset (Liability) | Net asset, November 1, 2024 | Benefit (expense) to income statement | Benefit (expense) to equity | Translation and other | Net asset, October 31, 2025 |
|---|---|---|---|---|---|
| Allowance for credit losses | $ 1,343 | $ (56) | $ – | $ 5 | $ 1,292 |
| Employee future benefits | 282 | 23 | (6) | – | 299 |
| Deferred compensation benefits | 749 | 308 | – | 2 | 1,059 |
| Other comprehensive income | 224 | – | (261) | – | (37) |
| Premises and equipment | (480) | (19) | – | 1 | (498) |
| Pension benefits | (338) | 13 | (47) | 2 | (370) |
| Goodwill and intangible assets | (805) | 36 | – | (6) | (775) |
| Securities | 867 | (294) | – | 5 | 578 |
| Other | 1,181 | (23) | 2 | 23 | 1,183 |
| Net deferred tax assets (liabilities) | $ 3,023 | $ (12) | $ (312) | $ 32 | $ 2,731 |
| **Comprising** | | | | | |
| Deferred tax assets | $ 3,024 | | | | $ 2,732 |
| Deferred tax liabilities | (1) | | | | (1) |
| Net deferred tax assets (liabilities) | $ 3,023 | | | | $ 2,731 |

(Canadian $ in millions)

| Deferred Tax Asset (Liability) | Net asset, November 1, 2023 | Benefit (expense) to income statement | Benefit (expense) to equity | Translation and other | Net asset, October 31, 2024 |
|---|---|---|---|---|---|
| Allowance for credit losses | $ 893 | $ 449 | $ – | $ 1 | $ 1,343 |
| Employee future benefits | 264 | 3 | 15 | – | 282 |
| Deferred compensation benefits | 783 | (35) | – | 1 | 749 |
| Other comprehensive income | 522 | – | (298) | – | 224 |
| Premises and equipment | (343) | (136) | – | (1) | (480) |
| Pension benefits | (395) | 73 | (16) | – | (338) |
| Goodwill and intangible assets | (913) | 107 | – | 1 | (805) |
| Securities | 987 | (119) | – | (1) | 867 |
| Other | 1,606 | (495) (1) | 4 | 66 | 1,181 |
| Net deferred tax assets (liabilities) | $ 3,404 | $ (153) | $ (295) | $ 67 | $ 3,023 |
| **Comprising** | | | | | |
| Deferred tax assets | $ 3,420 | | | | $ 3,024 |
| Deferred tax liabilities | (16) | | | | (1) |
| Net deferred tax assets (liabilities) | $ 3,404 | | | | $ 3,023 |

(1) Includes the tax impact of the legal provision reversal recorded in relation to the lawsuit described in Note 24.

Included in deferred tax assets is $50 million ($20 million as at October 31, 2024) related to Canadian tax loss carryforwards and $4 million ($3 million as at October 31, 2024) related to both U.S. tax loss carryforwards and tax credits that will expire in various amounts in U.S. taxation years from 2025 through 2043. On the evidence available, including management projections of income, we believe it is probable that there will be sufficient taxable income generated by our business operations to support these deferred tax assets. The amount of temporary differences, unused tax losses and unused tax credits for which no deferred tax asset is recognized in our Consolidated Balance Sheet as at October 31, 2025 is $917 million ($947 million as at October 31, 2024), of which $52 million ($53 million in 2024) is scheduled to expire within five years. Deferred tax assets have not been recognized in respect of these items because it is not probable that these benefits will be realized.

Income that we earn through our foreign subsidiaries and foreign branches is generally taxed in the country in which they operate. Canada also taxes the income we earn through our foreign branches and a credit is allowed for certain foreign taxes paid on such income. Repatriation of earnings from certain foreign subsidiaries would require us to pay tax on certain of these earnings. As repatriation of such earnings is not planned in the foreseeable future, we have not recorded a related deferred tax liability. The taxable temporary differences associated with the repatriation of earnings from investments in certain foreign subsidiaries, branches, associates and interests in joint ventures for which deferred tax liabilities have not been recognized totalled $31 billion as at October 31, 2025 ($27 billion as at October 31, 2024).

## Tax Assessments

Canadian tax authorities have reassessed us for additional income tax and interest in an amount of approximately $1,465 million in respect of certain 2011–2018 Canadian corporate dividends. These reassessments denied certain dividend deductions on the basis that the dividends were received as part of a "dividend rental arrangement". In general, the tax rules raised by the Canadian tax authorities were prospectively addressed in the 2015 and 2018 Canadian federal budgets. We filed Notices of Appeal with the Tax Court of Canada and the matter is in litigation. We remain of the view that our tax filing positions were appropriate and intend to challenge all reassessments. However, if such challenges are unsuccessful, the additional expense would negatively impact our net income.

# Note 23: Earnings Per Share

Basic earnings per share is calculated by dividing net income attributable to bank shareholders, after deducting dividends payable on preferred shares and distributions payable on other equity instruments, by the daily average number of fully paid common shares outstanding throughout the year.

Diluted earnings per share is calculated in the same manner, with further adjustments made to reflect the dilutive impact of instruments that are convertible into our common shares.

The following table presents our basic and diluted earnings per share:

**Basic Earnings Per Common Share**
(Canadian $ in millions, except as noted)

| | | 2025 | | 2024 |
|---|---|---|---|---|
| Net income attributable to bank shareholders | $ | **8,709** | $ | 7,318 |
| Dividends on preferred shares and distributions on other equity instruments | | **(436)** | | (386) |
| Net income available to common shareholders | $ | **8,273** | $ | 6,932 |
| Weighted-average number of common shares outstanding (in thousands) | | **721,926** | | 727,738 |
| Basic earnings per common share (Canadian $) | $ | **11.46** | $ | 9.52 |

**Diluted Earnings Per Common Share**
(Canadian $ in millions, except as noted)

| | | 2025 | | 2024 |
|---|---|---|---|---|
| Net income available to common shareholders | $ | **8,273** | $ | 6,932 |
| Weighted-average number of common shares outstanding (in thousands) | | **721,926** | | 727,738 |
| Dilutive impact of stock options (1) | | | | |
| Stock options potentially exercisable | | **5,897** | | 3,556 |
| Common shares potentially repurchased | | **(4,556)** | | (2,759) |
| Weighted-average number of diluted common shares outstanding (in thousands) | | **723,267** | | 728,535 |
| Diluted earnings per common share (Canadian $) | $ | **11.44** | $ | 9.51 |

(1) The dilutive effect of stock options was calculated using the treasury stock method. In computing diluted earnings per common share, we excluded average stock options outstanding of 477,101 with a weighted-average exercise price of $150.96 for the year ended October 31, 2025 (3,220,995 with a weighted-average exercise price of $130.33 for the year ended October 31, 2024), as the average share price in each of the two years did not exceed the exercise price.

# Note 24: Commitments, Guarantees, Pledged Assets, Provisions and Contingent Liabilities

In the ordinary course of business, we enter into a variety of contracts under which we may be required to make payments to reimburse a counterparty for a loss if a third party does not perform according to the terms of a contract or does not make payments when due under the terms of a debt instrument, and contracts under which we provide indirect guarantees of the indebtedness of another party, all of which are considered guarantees.

Guarantees that qualify as derivatives are accounted for in accordance with the policy for derivative instruments (refer to Note 7). For guarantees that do not qualify as derivatives, a liability is initially recorded at fair value, which is generally the fee received. Subsequently, guarantees are recorded at the higher of initial fair value, less amortization to recognize any fee income earned over the period, and our best estimate of the amount required to settle the obligation. Any change in the liability is recorded in our Consolidated Statement of Income.

We enter into a variety of commitments, including off-balance sheet credit instruments, such as backstop liquidity facilities, letters of credit, credit default swaps and commitments to extend credit, as a method of meeting the financial needs of our customers. These commitments include contracts under which we may be required to make payments to a counterparty, based on changes in the value of an asset, liability or equity security that the counterparty holds, due to changes in an underlying interest rate, foreign exchange rate or other variable. The contractual amount of our commitments represents our maximum undiscounted potential exposure, before possible recoveries under recourse and collateral provisions. Collateral requirements for these instruments are generally consistent with our collateral requirements for loans.

A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

We strive to limit our exposure to credit risk by dealing only with counterparties that we believe are creditworthy, and we manage our credit risk for these instruments using the same credit risk process that we apply to loans and other credit assets.

The maximum amounts payable related to our various commitments are as follows:

| (Canadian $ in millions) | | 2025 | | 2024 |
|---|---|---|---|---|
| **Financial Guarantees** | | | | |
| Standby letters of credit | $ | **29,409** | $ | 30,523 |
| Credit default swaps (1) | | **23,507** | | 16,211 |
| **Other Credit Instruments** | | | | |
| Backstop liquidity facilities | | **18,358** | | 18,224 |
| Documentary and commercial letters of credit | | **2,504** | | 1,893 |
| Commitments to extend credit (2) | | **238,884** | | 230,689 |
| Other commitments (3) | | **9,632** | | 10,093 |
| Total | $ | **322,294** | $ | 307,633 |

(1) The fair value of the related derivatives included in our Consolidated Balance Sheet was $1 million as at October 31, 2025 ($8 million as at October 31, 2024).
(2) Commitments to extend credit exclude personal lines of credit and credit cards that are unconditionally cancellable at our discretion.
(3) Other commitments include $1,664 million as at October 31, 2025 ($4,511 million as at October 31, 2024) of underwriting commitments that are extended but not yet accepted by the borrower.

## Financial Guarantees

Standby letters of credit represent our obligation to make payments to third parties on behalf of customers if they are unable to make the required payments or meet other contractual requirements. The majority have a term of one year or less. Collateral requirements for standby letters of credit and guarantees are consistent with our collateral requirements for loans. Standby letters of credit and guarantees include our guarantee of a subsidiary's debt provided directly to a third party.

Written credit default swaps require us to compensate a counterparty following the occurrence of a credit event in relation to a specified reference obligation, such as a bond or a loan. The terms of these contracts range from less than one year to over 10 years. Refer to Note 7 for additional details.

## Other Credit Instruments

Backstop liquidity facilities are provided to ABCP programs administered by us as an alternative source of financing when ABCP markets cannot be accessed. The terms of the backstop liquidity facilities do not require us to advance money to these programs in the event of insolvency of the borrower. The average term of these liquidity facilities is approximately one to five years. Refer to Note 6 for additional details.

Documentary and commercial letters of credit represent our agreement to honour drafts presented by a third party upon completion of specific activities.

Commitments to extend credit represent our commitment to customers to grant them credit in the form of loans or other financing for specific amounts and maturities, subject to their meeting certain conditions.

Other commitments include commitments to fund external private equity funds and investments in equity and debt securities at market value at the time the commitments are drawn. In addition, we act as underwriter for certain new issuances under which we, alone or together with a syndicate of financial institutions, purchase the new issue for resale to investors.

## Indemnification Agreements

In the normal course of operations, we enter into various agreements that provide general indemnifications. These indemnifications typically occur in connection with sales of assets, securities offerings, service contracts, director contracts, membership agreements, clearing arrangements, derivative contracts and leasing transactions. Based on historical experience, we expect the risk of loss to be remote.

## Exchange and Clearing House Guarantees

We are a member of several securities and futures exchanges and central counterparties. Membership in certain of these organizations may require us to pay a pro rata share of the losses incurred by the organization in the event of default by another member or to pay the losses incurred by the organization in the event of a default by a customer of the bank. It is difficult to estimate our maximum exposure under these membership agreements, since this would require an assessment of future claims that may be made against us that have not yet occurred. Based on historical experience, we expect the risk of material loss to be remote.

## Pledged Assets and Collateral

In the ordinary course of business, we enter into trading, lending and borrowing activities that require us to pledge assets or provide collateral. Pledging and collateral transactions are typically conducted under terms and conditions that are usual and customary to these activities. If there is no default, the securities or their equivalents must be returned by the pledgee upon satisfaction of the obligation.

The following tables summarize our pledged assets and collateral, and the activities to which they relate:

| (Canadian $ in millions) | | 2025 | | 2024 |
|---|---|---|---|---|
| **Bank Assets** | | | | |
| Cash and due from banks | $ | **108** | $ | 80 |
| Securities (1) | | **174,514** | | 139,553 |
| Loans | | **59,886** | | 71,419 |
| Other assets | | **11,149** | | 10,314 |
| | | **245,657** | | 221,366 |
| **Third-party Assets** (2) | | | | |
| Collateral received and available for sale or re-pledging | | **232,840** | | 195,071 |
| Less: Collateral not sold or re-pledged | | **(48,081)** | | (45,087) |
| | | **184,759** | | 149,984 |
| Total pledged assets and collateral | $ | **430,416** | $ | 371,350 |

| (Canadian $ in millions) | | 2025 | | 2024 |
|---|---|---|---|---|
| **Uses of pledged assets and collateral** | | | | |
| Clearing systems, payment systems and depositories | $ | **18,136** | $ | 26,203 |
| Foreign governments and central banks | | **38** | | 46 |
| Obligations related to securities sold short | | **54,876** | | 35,030 |
| Obligations related to securities sold under repurchase agreements | | **119,956** | | 97,878 |
| Securities borrowing and lending (3) | | **122,729** | | 99,405 |
| Derivatives transactions | | **21,870** | | 19,224 |
| Securitization | | **21,873** | | 23,739 |
| Covered bonds | | **23,125** | | 27,235 |
| Other (4) | | **47,813** | | 42,590 |
| Total pledged assets and collateral | $ | **430,416** | $ | 371,350 |

(1) Includes NHA MBS of $6,690 million, which are included in loans in our Consolidated Balance Sheet ($5,492 million as at October 31, 2024).
(2) Includes on-balance sheet securities borrowed or purchased under resale agreements and off-balance sheet collateral received.
(3) Includes off-balance sheet securities borrowing and lending.
(4) Includes $16,734 million of assets that have been pledged to support Federal Home Loan Bank activity ($21,235 million as at October 31, 2024).

## Lease Commitments

We have entered into a number of non-cancellable leases for premises and equipment. Our computer and software leases are typically fixed for one term. Leases that we have signed but have not yet taken possession of totalled $128 million as at October 31, 2025 ($80 million as at October 31, 2024).

## Provisions and Contingent Liabilities

Provisions are recognized when we have a legal or constructive obligation as a result of past events, such as contractual commitments, legal or other obligations for which we can reliably estimate the related amount, and it is probable we will be required to settle the obligation. We recognize as a provision our best estimate of the amount required to settle the obligations as of the balance sheet date, taking into account the risks and uncertainties surrounding the obligations. Provisions are recorded in other liabilities in our Consolidated Balance Sheet. Contingent liabilities are potential obligations arising from past events, the existence of which will only be confirmed by the occurrence or non-occurrence of one or more future events not wholly within our control, and are not included in the table below.

*Legal Proceedings*
The bank and its subsidiaries are party to legal proceedings, including regulatory investigations, in the ordinary course of business. We review the status of these proceedings regularly and establish provisions when in our judgment it becomes probable that we will incur a loss and the amount can be reliably estimated. The bank's provisions represent our best estimates based upon currently available information for proceedings for which estimates can be made. However, the bank's provisions may differ significantly from the actual losses incurred as a result of, for example, the inherent uncertainty of the various potential outcomes of such proceedings; the varying stages of the proceedings; the existence of multiple defendants whose share of liability may not yet have been determined; unresolved issues in such proceedings, some of which involve novel legal theories and interpretations; the fact that the underlying matters will change from time to time; and that such proceedings may involve very large or indeterminate damages. While it is inherently difficult to predict the ultimate outcome of these proceedings, based on our current knowledge, we do not expect the outcome of any of these proceedings, individually or in the aggregate, to have a material adverse effect on the consolidated financial position or the results of operations of the bank. However, because of the factors listed above, as well as other uncertainties inherent in litigation and regulatory matters, there is a possibility that the ultimate resolution of legal proceedings or regulatory investigations may be material to the bank's consolidated financial position or its results of operations for any particular reporting period.

BMO Bank National Association (BBNA), formerly BMO Harris Bank N.A., as successor to M&I Marshall and Ilsley Bank (M&I), was named as the defendant in a lawsuit filed in the U.S. Bankruptcy Court for the District of Minnesota (Bankruptcy Court) in connection with a Ponzi scheme carried out by Thomas J. Petters and certain affiliated individuals and entities (collectively, Petters). The lawsuit, brought by a Trustee in bankruptcy proceedings for certain Petters entities, alleged that between 1999 and 2008, M&I (and a predecessor bank) helped facilitate the Ponzi scheme operated by Petters. On November 8, 2022, a jury awarded damages of approximately US$564 million against BBNA. On June 27, 2023, BBNA filed its notice of appeal with the United States Court of Appeals for the Eighth Circuit to contest the jury verdict and award. On August 22, 2023, the trial court awarded the plaintiff approximately US$483 million in pre-judgment interest and ordered BBNA to pay post-judgment interest on the jury award at 4.74% and pre-judgment interest at 5.26%. On September 12, 2024, the Court of Appeals reversed the trial court judgment, finding that BBNA had a valid legal defence that extinguished the Trustee's claim. The appellate court directed the trial court to enter judgment for BBNA. As a result of this outcome, in accordance with applicable accounting standards, BMO reversed its provision of $1,190 million ($875 million after-tax), comprising $594 million in non-interest expense, other and $596 million in interest expense, other liabilities. On February 12, 2025, the plaintiff filed a petition for review by the Supreme Court of the United States. The Supreme Court denied the petition on May 27, 2025, which ends the litigation against BBNA in this matter.

*Restructuring and Severance Charges*
Provisions for restructuring and severance charges relate to costs incurred for accelerating operational efficiencies across the enterprise. This represents our best estimate of the amount that will ultimately be paid out.

Changes in the provision balance during the year were as follows:

| (Canadian $ in millions) | 2025 | | | | | | 2024 |
| | Restructuring and severance | Legal | Total | Restructuring and severance | Legal | | Total |
| --- | --- | --- | --- | --- | --- | --- | --- |
| Balance at beginning of year | $ 164 | $ 95 | $ 259 | $ 335 | $ 1,243 | $ | 1,578 |
| Additional provisions/increase in provisions | 125 | 34 | 159 | 101 | 67 | | 168 |
| Provisions utilized | (129) | (79) | (208) | (210) | (19) | | (229) |
| Amounts reversed | (36) | (5) | (41) | (59) | (1,196) | | (1,255) |
| Foreign exchange and other | – | 2 | 2 | (3) | – | | (3) |
| Balance at end of year | $ 124 | $ 47 | $ 171 | $ 164 | $ 95 | $ | 259 |

# Note 25: Operating and Geographic Segmentation

## Operating Segments

We conduct our business through four operating segments, each of which has a distinct mandate. Our operating segments reflect our organizational and management structure and therefore these segments, and the results attributed to them, may not be comparable with those of other financial services companies. We evaluate the performance of our operating segments using reported and adjusted measures, such as net income, revenue growth, return on equity and non-interest expense-to-revenue (efficiency) ratio, as well as operating leverage.

On October 28, 2025, we announced the realignment of business units associated with the previously announced changes in the bank's organizational structure, effective the fourth quarter of 2025 and applied on a retrospective basis. The realignment combined our U.S. Personal and Business Banking, Commercial Banking and Private Wealth businesses to form a unified U.S. Banking operating segment. Effective the fourth quarter of 2025, financial results related to our U.S. Wealth business previously reported in Wealth Management are now reported in U.S. Banking. Results for prior periods have been reclassified to conform with the current year's presentation.

## Canadian Personal and Commercial Banking

Canadian P&C serves clients across Canada with a comprehensive range of financial products, services and advice through integrated branch, contact centre and digital channels.

## U.S. Banking

U.S. Banking serves clients across the United States with a comprehensive range of financial products, services and advice through an integrated network of branches, contact centres, digital banking platforms and automated teller machines. These are offered through Personal and Business Banking, Commercial Banking and Private Wealth lines of businesses.

## Wealth Management

Wealth Management serves a full range of clients across Canada, from mainstream to ultra-high net worth and institutional, with a broad offering of wealth, asset management and insurance products and services.

## Capital Markets

Capital Markets offers a comprehensive range of products and services to corporate, institutional and government clients globally. Through our Investment and Corporate Banking and Global Markets lines of business, there are approximately 2,700 professionals operating in 38 locations around the world.

## Corporate Services

Corporate Services consists of Corporate Units and Technology and Operations (T&O). Corporate Units provide enterprise-wide expertise, governance and support in a variety of areas, including strategic planning, risk management, finance, legal and regulatory compliance, sustainability, human resources, communications, marketing, real estate and procurement. T&O develops, monitors, manages and maintains governance of information technology including data and analytics, and also provides cybersecurity and operations services.

The costs of these Corporate Units and T&O services are largely allocated to the four operating segments (Canadian P&C, U.S. Banking, Wealth Management and Capital Markets), with any remaining amounts retained in Corporate Services results. As such, Corporate Services results largely reflect the impact of residual unallocated expenses, residual treasury-related activities and the elimination of taxable equivalent basis (teb) adjustments. We review our revenue and expense allocation methodologies annually and update these as appropriate.

## Basis of Presentation

The results of these operating segments are based on our internal financial reporting systems. The accounting policies used in these segments are generally consistent with those followed in the preparation of our consolidated financial statements, as disclosed in Note 1 and throughout the consolidated financial statements. Income taxes presented below may not be reflective of taxes paid in each jurisdiction in which we operate. Income taxes are generally applied to each segment based on a statutory tax rate and may be adjusted for items and activities specific to each segment. A notable accounting measurement difference is the teb adjustment, as described below.

Periodically, certain business lines and units within the business lines are transferred between client and corporate support groups in order to more closely align our organizational structure with our strategic priorities. In addition, revenue and expense allocations are updated to more accurately align with current experience. Results for prior periods are restated to conform with the current year's presentation.

*Taxable Equivalent Basis*

We analyze revenue on a teb basis at the operating segment level. Net interest income, revenue and provision for income taxes are increased on tax-exempt securities to an equivalent before-tax basis to facilitate comparisons of income between taxable and tax-exempt sources. The offset to the operating segments' teb adjustments is reflected in Corporate Services net interest income, total revenue and provision for income taxes. Beginning January 1, 2024, we did not take the deduction for certain Canadian dividends received in Capital Markets due to proposed legislation, and as a result, we no longer report this revenue on a teb basis. This proposed legislation was enacted in the third quarter of fiscal 2024. The teb adjustment for the year ended October 31, 2025 was $39 million ($58 million in 2024).

*Inter-Segment Allocations*

Various estimates and allocation methodologies are used in the preparation of the operating segments' financial information. Overhead expenses are allocated to operating segments using allocation formulas applied on a consistent basis. Operating segment net interest income reflects internal funding charges and credits on the segments' assets, liabilities and capital at market rates, taking into account relevant terms and currency considerations. The offset of the net impact of these charges and credits is reflected in Corporate Services. These inter-segment allocations are also applied to the geographic segmentation.

Our results and average assets, grouped by operating segment, are as follows:

| (Canadian $ in millions) | Canadian P&C | U.S. Banking (1) | Wealth Management | Capital Markets (1) | Corporate Services (1) (2) | 2025 Total |
|---|---|---|---|---|---|---|
| Net interest income | $ 9,667 | $ 9,017 | $ 1,020 | $ 2,482 | $ (699) | $ 21,487 |
| Non-interest revenue | 2,595 | 2,466 | 4,282 | 4,965 | 479 | 14,787 |
| Total Revenue | 12,262 | 11,483 | 5,302 | 7,447 | (220) | 36,274 |
| Provision for credit losses on impaired loans | 1,952 | 1,010 | 8 | 133 | 44 | 3,147 |
| Provision for (recovery of) credit losses on performing loans | 412 | 33 | 2 | 68 | (45) | 470 |
| Total provision (recovery of) for credit losses | 2,364 | 1,043 | 10 | 201 | (1) | 3,617 |
| Depreciation and amortization | 644 | 990 | 215 | 331 | – | 2,180 |
| Non-interest expense | 4,716 | 5,865 | 3,245 | 4,285 | 816 | 18,927 |
| Income (loss) before taxes and non-controlling interest in subsidiaries | 4,538 | 3,585 | 1,832 | 2,630 | (1,035) | 11,550 |
| Provision for (recovery of) income taxes | 1,243 | 775 | 451 | 653 | (297) | 2,825 |
| Reported net income (loss) | $ 3,295 | $ 2,810 | $ 1,381 | $ 1,977 | $ (738) | $ 8,725 |
| Non-controlling interest in subsidiaries | $ – | $ 14 | $ – | $ – | $ 2 | $ 16 |
| Net income (loss) attributable to bank shareholders | $ 3,295 | $ 2,796 | $ 1,381 | $ 1,977 | $ (740) | $ 8,709 |
| Average assets (3) | $ 344,176 | $ 257,177 | $ 53,224 | $ 551,491 | $ 274,493 | $1,480,561 |

| | Canadian P&C | U.S. Banking (1) | Wealth Management | Capital Markets (1) | Corporate Services (1) (2) | 2024 Total |
|---|---|---|---|---|---|---|
| Net interest income | $ 8,852 | $ 8,602 | $ 873 | $ 1,731 | $ (590) | $ 19,468 |
| Non-interest revenue | 2,587 | 2,209 | 3,726 | 4,785 | 20 | 13,327 |
| Total Revenue | 11,439 | 10,811 | 4,599 | 6,516 | (570) | 32,795 |
| Provision for credit losses on impaired loans | 1,326 | 1,285 | 15 | 367 | 73 | 3,066 |
| Provision for (recovery of) credit losses on performing loans | 333 | 392 | 2 | 2 | (34) | 695 |
| Total provision for credit losses | 1,659 | 1,677 | 17 | 369 | 39 | 3,761 |
| Depreciation and amortization | 590 | 1,006 | 215 | 299 | – | 2,110 |
| Non-interest expense | 4,415 | 5,684 | 2,961 | 3,979 | 350 | 17,389 |
| Income (loss) before taxes and non-controlling interest in subsidiaries | 4,775 | 2,444 | 1,406 | 1,869 | (959) | 9,535 |
| Provision for (recovery of) income taxes | 1,318 | 434 | 339 | 377 | (260) | 2,208 |
| Reported net income (loss) | $ 3,457 | $ 2,010 | $ 1,067 | $ 1,492 | $ (699) | $ 7,327 |
| Non-controlling interest in subsidiaries | $ – | $ 2 | $ – | $ – | $ 7 | $ 9 |
| Net income (loss) attributable to bank shareholders | $ 3,457 | $ 2,008 | $ 1,067 | $ 1,492 | $ (706) | $ 7,318 |
| Average assets (3) | $ 327,883 | $ 251,881 | $ 49,134 | $ 468,963 | $ 271,554 | $ 1,369,415 |

(1) Operating segments report on a teb basis – see Basis of Presentation section.
(2) Corporate Services includes T&O.
(3) Included within average assets are average earning assets, which comprise deposits with other banks, deposits at central banks, securities borrowed or purchased under resale agreements, loans and securities. Total average earning assets for 2025 are $1,305,072 million, including $342,361 million for Canadian P&C, $235,855 million for U.S. Banking and $726,856 million for all other operating segments, including Corporate Services (2024 – Total: $1,235,830 million, Canadian P&C: $319,518 million, U.S. Banking: $230,500 million and all other operating segments: $685,812 million).

Certain comparative figures have been reclassified to conform with the current year's presentation.

*Geographic Information*

We operate primarily in Canada and the United States, but we also have operations in the United Kingdom, Europe, the Caribbean and Asia, which are grouped within other countries in the table below. We allocate our results by geographic region based on the location of the unit responsible for managing the related assets, liabilities, revenues and expenses.

Our results and average assets, grouped by geographic region, are as follows:

| (Canadian $ in millions) | | | | 2025 |
|---|---|---|---|---|
| | Canada | United States | Other countries | Total |
| Total Revenue | $ 18,885 | $ 15,194 | $ 2,195 | $ 36,274 |
| Income before taxes | 5,741 | 4,339 | 1,470 | 11,550 |
| Reported net income | 4,191 | 3,408 | 1,126 | 8,725 |
| Average Assets | 732,391 | 675,161 | 73,009 | 1,480,561 |
| | | | | 2024 |
| Total Revenue | $ 16,107 | $ 14,465 | $ 2,223 | $ 32,795 |
| Income before taxes | 4,434 | 3,547 | 1,554 | 9,535 |
| Reported net income | 3,199 | 2,865 | 1,263 | 7,327 |
| Average Assets | 692,750 | 613,098 | 63,567 | 1,369,415 |

Notes

# Note 26: Significant Subsidiaries

As at October 31, 2025, the bank, either directly or indirectly through its subsidiaries, controls the following significant operating subsidiaries.

| Significant subsidiaries (1) (2) | Head or principal office | Book value of shares owned by the bank (Canadian $ in millions) |
|---|---|---:|
| AIR MILES Loyalty Inc. | Toronto, Canada | $ 19 |
| Bank of Montreal (China) Co. Ltd. | Beijing, China | 497 |
| Bank of Montreal Europe Public Limited Company | Dublin, Ireland | 1,391 |
| Bank of Montreal Holding Inc. and subsidiaries, including: | Toronto, Canada | 35,455 |
|   Bank of Montreal Mortgage Corporation | Calgary, Canada | |
|     BMO Mortgage Corp. | Vancouver, Canada | |
|   BMO Investments Inc. | Toronto, Canada | |
|   BMO InvestorLine Inc. | Toronto, Canada | |
|   BMO Nesbitt Burns Inc. | Toronto, Canada | |
|     BMO Private Investment Counsel Inc. | Toronto, Canada | |
|   BMO Private Equity (Canada) Inc. | Toronto, Canada | |
| BMO Capital Markets Limited | London, England | 434 |
| BMO Capital Partners Inc. | Toronto, Canada | 1,067 |
| BMO Financial Corp. and subsidiaries, including: | Chicago, United States | 60,146 |
|   BMO Bank National Association | Chicago, United States | |
|   BMO Capital Markets Corp. | New York, United States | |
| BMO Japan Securities Ltd. | Tokyo, Japan | 6 |
| BMO Life Insurance Company and subsidiary | Toronto, Canada | 1,430 |
|     BMO Life Assurance Company | Toronto, Canada | |
| BMO Trust Company | Toronto, Canada | 630 |

(1) Each subsidiary is incorporated or organized under the laws of the state or country in which the principal office is situated, except for BMO Financial Corp. and BMO Capital Markets Corp., which are incorporated under the laws of the state of Delaware, United States.

(2) Unless otherwise noted, the bank, either directly or indirectly through its subsidiaries, owns 100% of the outstanding voting shares of each subsidiary.

## Significant Restrictions

Our ability to transfer funds between our subsidiaries may be restricted by statutory, contractual, capital and regulatory requirements. Restrictions include:

• Assets pledged as security for various liabilities we incur. Refer to Note 24 for details.
• Assets of our consolidated SEs that are held for the benefit of the note holders. Refer to Note 6 for details.
• Assets held by our insurance subsidiaries. Refer to Note 14 for details.
• Regulatory and statutory requirements that reflect capital and liquidity requirements.
• Funds required to be held with certain central banks, regulatory bodies and counterparties. Refer to our Consolidated Statement of Cash Flows for details.

# Note 27: Related Party Transactions

Related parties include subsidiaries, joint ventures, associates, employee future benefit plans and key management personnel and their close family members. Close family members include spouses, common-law partners and dependent minors. Transactions with our subsidiaries are eliminated on consolidation and are not disclosed as related party transactions.

## Key Management Personnel and Their Close Family Members

Key management personnel is defined as those persons having authority and responsibility for planning, directing and/or controlling the activities of an entity, being the members of our Board of Directors (directors) and certain senior executives.

The following table presents the compensation of our key management personnel:

| (Canadian $ in millions) | 2025 | 2024 |
|---|---:|---:|
| Base salary and incentives | $ 29 | $ 20 |
| Post-employment benefits | 2 | 2 |
| Share-based payments (1) | 54 | 37 |
| Total key management personnel compensation | $ 85 | $ 59 |

(1) Amounts included in share-based payments are the fair values of awards granted in the year.

We offer senior executives market interest rates on credit card balances, a fee-based subsidy on annual credit card fees, and a select suite of customer loan and mortgage products at rates normally accorded to preferred customers. As at October 31, 2025, loans and undrawn credit commitments to key management personnel and their close family members totalled $23 million ($19 million as at October 31, 2024). We had no ACL on impaired loans related to these amounts as at October 31, 2025 and 2024.

Notes

Directors receive a specified amount of their annual retainer in deferred stock units. Until a director's shareholdings (including deferred stock units) are eleven times greater than the cash portion of their annual retainer, they are required to take 100% of their annual retainer and other fees in the form of either our common shares or deferred stock units. Once the shareholding requirements have been met, directors may elect to receive the remainder of such retainer fees and other remuneration in cash, common shares or deferred stock units.

Directors of our wholly-owned subsidiary, BMO Financial Corp., are required to take a specified minimum amount of their annual retainer and other fees in the form of deferred stock units.

## Joint Ventures and Associates

We provide banking services to our joint ventures and associates on the same terms offered to our customers for these services.

The following table presents the carrying amount of our interests in joint ventures and associates accounted for under the equity method, as well as our share of the income of those entities:

| (Canadian $ in millions) | Joint ventures | | Associates | |
|---|---|---|---|---|
| | 2025 | 2024 | 2025 | 2024 |
| Carrying amount | $ 878 | $ 907 | $ 908 | $ 820 |
| Share of net income | 36 | 93 | 139 | 114 |

We do not have any joint ventures or associates that are individually material to our consolidated financial statements.

The following table presents transactions with our joint ventures and associates:

| (Canadian $ in millions) | 2025 | 2024 |
|---|---|---|
| Loans (1) | $ 1,976 | $ 1,864 |
| Deposits | 269 | 241 |
| Fees paid for services received | 63 | 66 |
| Guarantees and commitments | 242 | 210 |

(1) We had no ACL on impaired loans related to these amounts as at October 31, 2025 and 2024.

# Where to Find More Information

## Corporate Governance

Our website provides information on our corporate governance practices, including our code of conduct, director independence standards and board mandate and committee charters.

**www.bmo.com/corporategovernance**

## Management Proxy Circular

Our management proxy circular contains information on our directors, board committee reports and a detailed discussion of our corporate governance practices. It will be published prior to our Annual Meeting in April and will be available on our website.

**www.bmo.com/corporategovernance**

## Stock Exchange Governance Requirements

A summary of the significant ways in which our corporate governance practices differ from the corporate governance practices required for U.S. domestic companies under New York Stock Exchange Listing Standards is posted on our website.

**www.bmo.com/corporategovernance**

## Sustainability Reporting

BMO's sustainability reporting describes how we govern, manage and measure the environmental, social and governance risks and opportunities related to our business, including those related to climate change. Our reporting is informed by various sustainability and climate reporting frameworks and standards.
The *2025 Sustainability and Climate Reporting, including Public Accountability Statements* will be available on our website in Spring 2026.

**www.bmo.com/corporateresponsibility**

## Have Your Say

If you have a question you would like to ask at our Annual Meeting, you can submit your question during the webcast. You can also submit a question by writing to the Corporate Secretary at Corporate Secretary's Office, 9th Floor, 1 First Canadian Place, Toronto, ON  M5X 1A1, or by emailing corp.secretary@bmo.com.

### Shareholders

Contact our Transfer Agent and Registrar for:
· Dividend information
· Change in share registration or address
· Lost certificates
· Estate transfers
· Duplicate mailings
· Direct registration

**Computershare Trust Company of Canada**
320 Bay Street, 14th Floor, Toronto, ON  M5H 4A6
Email: **service@computershare.com**
**www.computershare.com/ca/en**

Canada and the United States
Call: **1-800-340-5021**  Fax: **1-888-453-0330**

International
Call: **514-982-7800**  Fax: **416-263-9394**

**Computershare Trust Company, N.A.**
Co-Transfer Agent (U.S.)

**Computershare Investor Services PLC** is the Transfer Agent and Registrar for common shares in Bristol, United Kingdom

Online filing information:

BMO filings in Canada
Canadian Securities Administrators
**www.sedarplus.ca**

BMO filings in the United States
Securities and Exchange Commission
**www.sec.gov/edgar.shtml**

For all other shareholder inquiries:

**Shareholder Services**
BMO Financial Group
Corporate Secretary's Office
9th Floor, 1 First Canadian Place
Toronto, ON  M5X 1A1
Email: **corp.secretary@bmo.com**
Call: **416-867-6785**

### Institutional Investors and Research Analysts

To obtain additional financial information:

**Investor Relations Department**
BMO Financial Group
37th Floor, 1 First Canadian Place
Toronto, ON  M5X 1A1
Email: **investor.relations@bmo.com**

### Employees

For information on BMO's Employee Share Ownership Plan:

Call: **1-877-266-6789**

### Printed Copies

To obtain printed copies of the annual report:

**Marketing, Communications and Social Impact Department**
Email: **annualreports@bmo.com**
Call: **416-867-7640**

*On peut obtenir sur demande un exemplaire en français.*
**www.bmo.com**

### Customers

For assistance with your investment portfolio or other financial needs:

**BMO Canada**
English and French: **1-877-225-5266**
Cantonese and Mandarin: **1-800-665-8800**
Outside Canada and the continental United States:
**514-881-3845**
TTY service for hearing impaired customers:
**1-866-889-0889**
**www.bmo.com**

**BMO InvestorLine: 1-888-776-6886**
**www.bmoinvestorline.com**

**BMO Nesbitt Burns: 416-359-4000**
**www.bmonesbittburns.com**

**BMO U.S.**
United States: **1-888-340-2265**
Outside the United States: **1-847-238-2265**
**www.bmo.com/en-us/**

**The following are trademarks owned by other parties:**
World Finance is a trademark of World News Media Ltd.; Euromoney is a trademark of Euromoney Ltd.; IBM Quantum is a trademark of International Business Machines Corporation; Evident is a trademark of Evident Insights Ltd.; World's Most Ethical Companies is a trademark of Ethisphere LLC.

# Shareholder Information

## Important Dates

**Fiscal Year End** **October 31**
**Annual Meeting** **April 15, 2026 | 9:30 a.m. ET**

Further details will be made available on our website.
**www.bmo.com/investorrelations**

### Reporting Dates

Q1: **February 25, 2026** Q2: **May 27, 2026** Q3: **August 25, 2026** Q4: **December 3, 2026**

### 2026 Dividend Payment Dates[1]

| Common and preferred shares record dates | Common shares payment dates | Preferred shares payment dates[2] |
|---|---|---|
| **January 30** | **February 26** | **February 25** |
| **April 29** | **May 26** | **May 25** |
| **July 30** | **August 26** | **August 25** |
| **October 30** | **November 26** | **November 25** |

[1] Subject to approval by the Board of Directors.
[2] The preferred shares series 50 and preferred shares series 52 payment dates are semi-annual on May 26 and November 26, 2026.

The *Bank Act* prohibits a bank from declaring or paying a dividend if it is or would thereby be in contravention of regulations or an order from the Office of the Superintendent of Financial Institutions dealing with adequacy of capital or liquidity. Currently, this limitation does not restrict the payment of dividends on Bank of Montreal's common or preferred shares.

## Managing Your Shares

The common shares of Bank of Montreal are listed on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE). The preferred shares of Bank of Montreal are listed on the TSX.

**Our Transfer Agent and Registrar**
Computershare Trust Company of Canada serves as Transfer Agent and Registrar for common and preferred shares, with transfer facilities in Montreal, Toronto, Calgary and Vancouver. Computershare Investor Services PLC and Computershare Trust Company, N.A. serve as Transfer Agents and Registrars for common shares in Bristol, United Kingdom and Canton, Massachusetts, respectively. See page 203 for contact information.

**Reinvesting Your Dividends and Purchasing Additional Common Shares**
Through the Shareholder Dividend Reinvestment and Share Purchase Plan, you can reinvest cash dividends from your BMO common shares to purchase additional BMO common shares without paying a commission or service charge. You can also purchase additional common shares in amounts up to $40,000 per fiscal year. Contact Computershare Trust Company of Canada or Shareholder Services for details.



## Your vote matters.

Watch for your proxy circular prior to the Annual Meeting in April and remember to vote.

## Employee Ownership[3]

**77.2%** of our Canadian employees participate in the BMO Employee Share Ownership Plan – a clear indication of their commitment to BMO.

[3] As at October 31, 2025.

**Credit Ratings**
Credit rating information appears on page 93 of this annual report and on our website.
**www.bmo.com/creditratings**

**Direct Deposit**
You can choose to have your dividends deposited directly to an account in any financial institution in Canada or the United States that provides electronic funds transfer services.

**Personal Information Security**
We advise our shareholders to be diligent in protecting their personal information. Details are available on our website.
**www.bmo.com/security**

## Auditors KPMG LLP

Strategic design: Ove Brand Design *www.ovedesign.com*

BMO Place is the bank's newest workspace, located in the heart of downtown Toronto. The 350,000 square foot repurposed department store is home to over 3,200 BMO employees and equipped with new technology and flexible workspaces. It houses BMO Academy, the bank's state-of-the-art learning facility. Designed with the future in mind, the facility hosts a diverse array of learning programs and events that foster innovation, collaboration and professional advancement.

BMO